Form 10-K, Exhibit 13
period 1994-12-31
GORMAN RUPP CO
filed 1995-03-28
CIK 42682

                                                                   Exhibit (13)

The Gorman-Rupp Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY

(Thousands of dollars, except per share amounts)     YEAR ENDED DECEMBER 31,

INCOME                               1994            1993            1992
                                   --------        --------        --------
Net sales......................... $137,508        $131,535        $126,019
Other income......................      511             589             521
                                   --------        --------        --------
    TOTAL INCOME..................  138,019         132,124         126,540

Deductions from income:
    Cost of products sold.........  101,745          98,836          95,044
    Selling, general and
       administrative expenses....   21,322          19,430          18,837
                                   --------        --------        --------
                                    123,067         118,266         113,881
                                   --------        --------        --------
       INCOME BEFORE
       INCOME TAXES...............   14,952          13,858          12,659
Income taxes......................    5,625           5,063           4,693
                                   --------        --------        --------
    Income before cumulative
     effect of a change in
     accounting principle.........    9,327           8,795           7,966
Cumulative effect of a change in
     accounting principle.........        -               -         (11,886)
                                   --------        --------        --------
       NET INCOME (LOSS).......... $  9,327        $  8,795        $ (3,920)
                                   ========        ========        ========
Per Share Amounts
    Income before cumulative
     effect of a change in
     accounting principle......... $   1.09        $   1.02        $    .92
    Cumulative effect of a change
     in accounting principle......        -               -           (1.38)
                                   --------        --------        --------
       NET INCOME (LOSS).......... $   1.09        $  1.02         $   (.46)
                                   ========        ========        ========


SHAREHOLDERS' EQUITY

                                                          CUMULATIVE
                                   COMMON     RETAINED    TRANSLATION
                                   SHARES     EARNINGS    ADJUSTMENTS    TOTAL
                                   ------     --------    -----------    -------
BALANCES
DECEMBER 31, 1991................. $5,124      $55,884       $ 248      $61,256

Net loss..........................              (3,920)                  (3,920)
Cash dividends - $.46 a share.....              (3,923)                  (3,923)
Translation adjustment............                            (654)        (654)
                                   ------     --------    -----------    -------
BALANCES
DECEMBER 31, 1992.................  5,124       48,041        (406)      52,759
Net income........................               8,795                    8,795
Cash dividends - $.48 a share.....              (4,122)                  (4,122)
Purchase of 14,305 common
  shares for treasury.............     (9)        (266)                    (275)
Translation adjustment............                            (246)        (246)
                                   ------     --------    -----------    -------
BALANCES
DECEMBER 31, 1993.................  5,115       52,448        (652)      56,911
Net income........................               9,327                    9,327
Cash dividends - $.49 a share.....              (4,209)                  (4,209)
Translation adjustment............                            (421)        (421)
                                   ------     --------    -----------    -------
BALANCES
DECEMBER 31, 1994................. $5,115      $57,566     $(1,073)     $61,608
                                   ======     ========    ===========    ======

Per share data reflects the 3 for 2 stock split effective October 27, 1994.

See notes to consolidated financial statements.


The Gorman-Rupp Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars)                                      DECEMBER 31,
ASSETS                                                 1994            1993
                                                     --------        --------
CURRENT ASSETS
   Cash and cash equivalents                         $  3,062        $  2,782
   Accounts receivable                                 22,772          23,886
   Inventories                                         30,814          25,614
   Deferred income taxes                                2,644           2,742
   Other current assets                                   778             722
                                                     --------        --------
      TOTAL CURRENT ASSETS                             60,070          55,746
OTHER ASSETS                                              651             701
DEFERRED INCOME TAXES                                   5,500           5,424
PROPERTY, PLANT AND EQUIPMENT
   Land                                                 1,004           1,004
   Buildings                                           26,130          24,472
   Machinery and equipment                             49,529          45,250
                                                     --------        --------
                                                       76,663          70,726
   Less allowances for depreciation                    35,784          33,891
                                                     --------        --------
      PROPERTY, PLANT AND EQUIPMENT - NET              40,879          36,835
                                                     --------        --------
                                                     $107,100        $ 98,706
                                                     ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable...............................   $  5,781        $  6,844
   Payrolls and related liabilities...............      2,340           2,176
   Accrued expenses...............................      4,513           4,581
   Income taxes...................................        257             781
   Notes payable to banks.........................      3,500               -
                                                     --------        --------
      TOTAL CURRENT LIABILITIES...................     16,391          14,382
LONG-TERM DEBT....................................      4,715           4,274
PENSION LIABILITY.................................      1,512           1,064
POSTRETIREMENT HEALTH BENEFITS OBLIGATION.........     22,874          22,075
SHAREHOLDERS' EQUITY
   Common Shares, without par value:
      Authorized - 14,000,000 shares;
         Outstanding* - 8,579,633 shares in
         1994 and 8,579,949 shares in 1993
         (after deducting treasury shares
         of 285,543 in each year) at stated
         capital amount...........................      5,115           5,115
   Retained earnings..............................     57,566          52,448
   Cumulative translation adjustments.............     (1,073)           (652)
                                                     --------        --------
         TOTAL SHAREHOLDERS' EQUITY...............     61,608          56,911
                                                     --------        --------
                                                     $107,100        $ 98,706
                                                     ========        ========

*Shares reflect the 3 for 2 stock split effective October 27, 1994. See notes to consolidated financial statements.


The Gorman-Rupp Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED DECEMBER 31,
(Thousands of dollars)                                             1994          1993           1992
                                                                 --------      --------       --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..........................................    $ 9,327       $ 8,795        $ (3,920)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
         Cumulative effect of an accounting change...........          -             -          11,886
         Depreciation and amortization.......................      4,534         4,274           4,025
         Deferred income taxes...............................         22          (771)           (689)
         Pension liability...................................        448           512             100
         Changes in operating assets and liabilities:
           Accounts receivable...............................      1,114        (4,528)           (386)
           Inventories.......................................     (5,200)       (1,623)          2,008
           Accounts payable..................................     (1,063)        1,265            (607)
           Postretirement health benefits obligation.........        799         1,448           1,796
           Other.............................................       (880)          408          (1,713)
                                                                 --------      --------       --------
           NET CASH PROVIDED BY OPERATING ACTIVITIES.........      9,101         9,780          12,500

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital additions, net.....................................     (8,553)      (10,277)         (4,496)
  Proceeds from sale of assets...............................          -             -           1,948
                                                                 --------      --------       --------
           NET CASH USED FOR INVESTING ACTIVITIES............     (8,553)      (10,277)         (2,548)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends.............................................     (4,209)       (4,122)         (3,923)
  Borrowings from (payments to) bank.........................      3,941         4,274          (5,670)
  Purchase of common shares for treasury.....................          -          (275)              -
                                                                 --------      --------       --------
           NET CASH USED FOR FINANCING ACTIVITIES............       (268)         (123)         (9,593)
                                                                 --------      --------       --------
           NET INCREASE (DECREASE) IN CASH
              AND CASH EQUIVALENTS...........................        280          (620)            359

CASH AND CASH EQUIVALENTS:
  Beginning of year..........................................      2,782         3,402           3,043
                                                                 --------      --------       --------
  END OF YEAR................................................     $3,062        $2,782          $3,402
                                                                 ========      ========       ========

  See notes to consolidated financial statements.

The Gorman-Rupp Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- SUMMARY OF MAJOR ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.


PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

INCOME TAXES: The Company uses the liability method of accounting for income taxes.

STATEMENT OF CASH FLOWS: The Company considers highly liquid, short-term investments to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. The cost for approximately 67% and 59% of inventories at December 31, 1994 and 1993, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

BUSINESS SEGMENT INFORMATION: The Company operates principally in one business segment, the manufacture and sale of pumps and other fluid control equipment. Export sales comprised approximately 13% of net sales in 1994 and 11% in 1993 and 1992.

CONCENTRATION OF CREDIT RISK: Sales to two customers were approxi-mately 15% of total net sales in 1994 and 1993. Approximately 13% and 25% of accounts receivable at December 31, 1994 and 1993, respectively, relate to the same customers. The Company generally does not require collateral from its customers. The Company has a good collection rate.

NOTE B -- INVENTORIES: The major components of inventories are as follows:

- --------------------------------------------------------------------------------
(Thousands of dollars)                     1994           1993
- --------------------------------------------------------------------------------
Raw materials and in-process..........  $  7,883        $  8,824
Finished parts........................    19,834          14,941
Finished products.....................     3,097           1,849
                                          ------          ------
                                        $ 30,814        $ 25,614
                                        ========        ========
- --------------------------------------------------------------------------------

The excess of replacement cost over LIFO cost is approximately $18,758,000 and $18,244,000 at December 31, 1994 and 1993, respectively.

During 1992, the Company's inventory levels decreased resulting in a liquidation of LIFO inventory quantities carried at lower prior year costs as compared to current costs. The effect of the liquidation of LIFO inventories increased income before cumulative effect of a change in accounting principle by $824,000 or $.10 per share.

NOTE C -- FINANCING ARRANGEMENTS: Under unsecured demand lines of credit with banks, the Company may borrow up to $5.0 million with interest at the banks' prime rate. At December 31, 1994, $3.5 million was outstanding at a weighted average interest rate of 7.0%.

The Company also has an unsecured revolving loan agreement which matures in August 1996 and provides for maximum borrowings of $8 million. $4.7 million and $4.3 million was outstanding at December 31, 1994 and 1993, respectively; $.9 million covered outstanding letters of credit at December 31, 1994 and 1993; and the remainder in each year was available for borrowing. Interest is payable quarterly at the LIBOR rate plus .75% or at alternative rates as selected by the Company (7.0% and 4.3% at December 31, 1994 and 1993, respectively). The agreement contains restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios.

Interest expense was $195,000, $58,000 and $213,000 in 1994, 1993 and 1992,
respectively.

NOTE D -- INCOME TAXES: The components of income before income taxes are:

- --------------------------------------------------------------------------------
(Thousands of dollars)                  1994            1993            1992
- --------------------------------------------------------------------------------
United States.......................  $14,724         $13,646         $12,568
Canada..............................      228             212              91
                                      -------         -------         -------
                                      $14,952         $13,858         $12,659
                                      =======         =======         =======
- --------------------------------------------------------------------------------

The components of income tax expense are as follows:
- --------------------------------------------------------------------------------
(Thousands of dollars)                  1994            1993            1992
- --------------------------------------------------------------------------------
Current:
   Federal..........................   $4,888          $5,110          $4,703
   Canadian.........................      115             104              49
   State and local..................      600             620             630
                                      -------         -------         -------
                                        5,603           5,834           5,382
Deferred............................       22            (771)           (689)
                                      -------         -------         -------
                                       $5,625          $5,063          $4,693
                                      =======         =======         =======
- --------------------------------------------------------------------------------

The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% in 1994 and 1993 (34% in 1992) to income before income taxes are as follows:

- --------------------------------------------------------------------------------
(Thousands of dollars)                  1994            1993            1992
- --------------------------------------------------------------------------------
Income taxes at
    statutory rate..................   $5,233          $4,850          $4,304
Deferred benefit due to
    change in federal rate..........        -            (229)              -
State and local income
    taxes, net of federal
    tax benefit.....................      390             363             416
Other...............................        2              79             (27)
                                      -------         -------         -------
                                       $5,625          $5,063          $4,693
                                      =======         =======         =======
- --------------------------------------------------------------------------------
Deferred tax assets (liabilities) consist of the following:

- --------------------------------------------------------------------------------
(Thousands of dollars)                  1994            1993            1992
- --------------------------------------------------------------------------------
Current:
   Inventories......................   $1,292          $1,205          $1,187
   Accrued liabilities..............    1,352           1,537           1,350
                                      -------         -------         -------
                                        2,644           2,742           2,537
Non-current:
   Depreciation.....................   (3,010)         (2,465)         (1,945)
   Postretirement health
     benefits obligation............    8,692           8,393           7,605
   Other............................     (182)           (504)           (815)
                                      -------         -------         -------
                                        5,500           5,424           4,845
                                      -------         -------         -------
                                       $8,144          $8,166          $7,382
                                      =======         =======         =======
- --------------------------------------------------------------------------------

The Company made income tax payments of $6,018,000, $5,857,000 and $5,951,000 in 1994, 1993 and 1992, respectively.

The Gorman-Rupp Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E - PENSIONS: The Company has a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax deductible contribution. The plan provides benefits based upon years of service and compensation. The components of pension expense are as follows:

- --------------------------------------------------------------------------------
(Thousands of dollars)                  1994            1993            1992
- --------------------------------------------------------------------------------
Service cost - benefits earned....... $ 1,128          $  896          $  842
Interest cost........................   1,467           1,411           1,255
Return on plan assets................   1,069            (709)           (904)
Net amortization and deferral........  (3,215)         (1,086)         (1,093)
                                      -------          ------          ------
                                      $   449          $  512          $  100
                                      =======          ======          ======
- --------------------------------------------------------------------------------

The funded status of the Plan at November 1, 1994 and 1993
is as follows:
- --------------------------------------------------------------------------------
(Thousands of dollars)                                  1994            1993
- --------------------------------------------------------------------------------
Actuarial present value of
     accumulated benefit obligation:
        Vested.......................                 $11,078         $14,068
        Non-vested...................                     119             188
                                                      -------         -------
                                                      $11,197         $14,256
                                                      =======         =======
Plan assets at fair value............                 $16,487         $20,541
Actuarial present value of projected
     benefit obligation..............                 (16,028)        (20,640)
                                                      -------         -------
Plan assets in excess of (less than)
     projected benefit obligation....                     459             (99)
Unrecognized net (gain) loss.........                    (774)            658
Unrecognized transition asset........                  (1,391)         (1,851)
Unrecognized prior service cost......                     194             228
                                                      -------         -------
Net pension (liability) at December 31                $(1,512)        $(1,064)
                                                      =======         =======
- --------------------------------------------------------------------------------


The projected benefit obligation was determined using an assumed discount rate of 8 1/2% in 1994 (7% in 1993). A 7% discount rate was used to calculate lump sum benefit payments in 1994 and 1993. Annual salary increases are assumed to be 4 1/2% in 1994 and 1993. The long-term rate of return on plan assets was assumed to be 8% in each year. Plan assets are invested principally in guaranteed investment contracts and equity and fixed income funds.

The effect of the change in the discount rate was to decrease the actuarial present value of the projected benefit obligation by approximately
$4,200,000 as of December 31, 1994. The change, which will also be used for determining expense in 1995, is not expected to have a material effect on the Company's financial statements.

NOTE F - POSTRETIREMENT HEALTH BENEFITS:

The Company sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company's policy is to fund the cost of these benefits as incurred. In 1992, the Company adopted Statement of Financial Accounting Standards No. 106, Accounting for Postretirement Benefits Other than Pensions (Statement 106). In adopting Statement 106, the Company recorded the accumulated postretirement health benefits obligation as of January 1, 1992 ($11,886,000, net of applicable income taxes of $6,945,000) as a cumulative effect of a change in accounting principle. The following table presents the plan's funded status reconciled with amounts recognized in the Company's balance sheets.


- --------------------------------------------------------------------------------
(Thousands of dollars)                                  1994            1993
- --------------------------------------------------------------------------------
Accumulated postretirement
health benefits obligation:
     Retirees.......................                  $ 6,363         $ 6,186
     Fully eligible active
      plan participants.............                    5,051           5,633
     Other active plan participants.                    3,389           4,042
                                                      -------         -------
Accumulated benefits obligation                        14,803          15,861

Unrecognized assets:
     Net gain.......................                    2,442              61
     Prior service cost from
      plan amendment................                    5,629           6,153
                                                      -------         -------
Accrued postretirement health
     benefits obligation............                  $22,874         $22,075
                                                      =======         =======
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(Thousands of dollars)                  1994            1993            1992
- --------------------------------------------------------------------------------
Postretirement health benefits
expense includes the following
components:
       Service cost.................   $  785          $  704          $  776
       Interest cost................    1,144           1,429           1,548
       Net amortization of
          unrecognized prior
          service cost..............     (525)           (131)              -
                                      -------          ------          ------
                                       $1,404          $2,002          $2,324
                                      =======          ======          ======
- --------------------------------------------------------------------------------


The weighted-average discount rate used in determining the accumulated postretirement health benefits obligation was 8 1/2% in 1994 (7% in 1993). The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for 1995 and 1994 is 11 - 12 1/2%, depending on the age of the retiree, and is assumed to decrease gradually to 5.5% by 2008 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement health benefits obligation as of December 31, 1994 by $1,698,000 and post retirement health benefits expense for the year ended December 31, 1994 by $202,00O.

The effect of the change in the discount rate was to decrease the accumulated postretirement health benefits obligation by approximately $2,400,000 as of December 31, 1994. The effect of the change on 1994 expense was not material and the change is not expected to have a material effect on the 1995 financial statements.

The Gorman-Rupp Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1994 COMPARED TO 1993
Record sales of $137.5 million were recorded in 1994, compared to $131.5 million in 1993, an increase of $6.0 million or 4.5%. The increase in net sales was principally the result of increased business in the waste and fresh water business, and to a lesser degree, increases in unit pricing. Other income in 1994 was $511,000, compared to $589,000 in 1993, and consisted principally of interest earned on short-term investments and income from leased facilities.

Cost of products sold as a percentage of net sales was 74% in 1994, compared to 75.1% in 1993. Continued efforts to improve manufacturing efficiencies and cost containment procedures coupled with increased utilization of the manufacturing facilities at the Company's largest division resulted in improved cost of products sold for the comparative periods.

Selling, general and administrative expense was 15.5% of net sales in 1994, compared to 14.8% in 1993. The increase of $1,892,000 in 1994 was principally the result of increased salaries and related employee benefits and expenses associated with the design and implementation of upgraded information management systems.

The effective income tax rate was 37.6% in 1994, compared to 36.5% in 1993. (See Note D to the financial statements.)

Net income in 1994 was a record $9,327,000, compared to net income of $8,795,000 in 1993, an increase of 6.0%. Net income as a percent of net sales in 1994 was 6.8%, as compared to 6.7% in 1993. Net income per share in 1994 was a record $1.09, an increase of $.07 from net income per share of $1.02 in 1993.

On August 25, 1994, the Board of Directors of the Company declared and authorized a 3 for 2 split of the Company's Common Shares which was effected by a distribution of additional Common Shares on October 27, 1994 to shareholders of record on September 29, 1994. The authorized distribution increased the shares outstanding by 2,859,667 to 8,579,633. Accordingly, per share data has been restated to reflect the 3 for 2 stock split.

1993 COMPARED TO 1992
Record sales of $131.5 million were recorded in 1993, compared to $126 million
in 1992, an increase of $5.5 million or 4.4%.   The increase in net sales was
principally the result of increased business in the waste and fresh water business, and to a lesser degree, increases in unit pricing. The sale of pumps, the Company's primary business, increased approximately 8% in 1993, more than offsetting the reduction in sales due to the divestiture in August 1992 of the Durham Products Division, a manufacturer of electric motors. Other income in 1993 was $589,000, compared to $521,000 in 1992, and consisted principally of interest earned on short-term investments and income from leased facilities.

Cost of products sold as a percentage of net sales was 75.1% in 1993, compared to 75.4% in 1992. Continued efforts to improve manufacturing efficiencies and cost containment procedures resulted in stabilized cost of product sold for the comparative periods.

Selling, general and administrative expense was 14.8% of net sales in 1993, compared to 14.9% in 1992. The $593,000 increase in 1993 was principally the result of increased advertising expense due to the Company's participation in Con Expo '93, a national construction show held every six years.

The effective income tax rate was 36.5% in 1993, compared to 37.1% in 1992. (See Note D to the financial statements.)

Net income in 1993 was a record $8,795,000, compared to income of $7,966,000 before cumulative effect of a change in accounting in 1992, an increase of 10.4%. Net income as a percent of net sales in 1993 was 6.7%, as compared to income before cumulative effect of a change in accounting in 1992 as a percent of net sales of 6.3%. Net income per share in 1993 was a record $1.02, an increase of $.10 from income per share before cumulative effect of a change in accounting in 1992 of $.92. In 1992 the cumulative effect of a change in a accounting reduced income by $11,886,000 or $1.38 per share, resulting in a net loss of $3,920,000 or $.46 per share.

LIQUIDITY AND SOURCES OF CAPITAL

Cash and cash equivalents were $3 million as of December 31, 1994. The Company has $5 million in bank lines of credit. $3.5 million was borrowed against these lines at December 31, 1994.

The Company also maintains an unsecured revolving credit facility which provides for maximum borrowings of $8 million, $2.4 million of which is available. As of December 31, 1994, $4.7 million had been borrowed and $.9 million covered outstanding letters of credit.

During 1994, the Company financed its capital improvements and working capital requirements through internally generated funds and line of credit arrangements with banks. Capital expenditures for 1995 are expected to be financed through internally generated funds and existing credit arrangements.

The ratio of current assets to current liabilities was 3.7 to 1 at December 31, 1994, compared to 3.9 to 1 at December 31, 1993. Management believes that it has adequate working capital and a healthy liquidity position.

IMPACT OF INFLATION
The Company continues to implement programs that improve productivity and efficiency in a stabilizing inflationary economy.

The Gorman-Rupp Company and Subsidiaries

TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Thousands of dollars, except per share amounts)
                                                  1994                 1993               1992               1991
                                                --------             --------           --------           --------
OPERATING RESULTS:
Net sales                                       $137,508             $131,535           $126,019           $123,442
Gross profit                                      35,763               32,699             30,975             29,872
Income taxes                                       5,625                5,063              4,693              4,664
Income (1)                                         9,327                8,795              7,966              7,689
Return on sales (%)                                  6.8                  6.7                6.3                6.2
Sales dollars per employee                         138.5                133.9              125.6              120.0
FINANCIAL POSITION:
Current assets                                  $ 60,070             $ 55,746           $ 50,152           $ 53,642
Current liabilities                               16,391               14,382             12,380             14,471
Working capital                                   43,679               41,364             37,772             39,171
Current ratio                                        3.7                  3.9                4.1                3.7
Property, plant and
  equipment - net                                 40,879               36,835             30,807             30,838
Capital additions                                  8,553               10,277              4,496              8,224
Total assets                                     107,100               98,706             86,434             85,131
Shareholders' equity                              61,608               56,911             52,759             61,256
Dividends paid                                     4,209                4,122              3,923              3,820
Average number of employees                          993                  982              1,003              1,029
SHAREHOLDER INFORMATION:
Income per share (1)                               $1.09                $1.02               $.92               $.89
Cash dividends per share                             .49                  .48                .46                .45
Shareholders' equity per share at December 31,      7.18                 6.63               6.14               7.13
Average number of shares outstanding           8,579,633            8,588,493          8,594,255          8,594,255

Per share data reflects the 3 for 2 split effective October 27, 1994.
(1) Income for 1992 is before cumulative effect of a change in accounting principle which reduced income by $11,886,000 or $1.38 per share.
  * Includes the aquisition of Patterson Pump Company in November 1988.

- -------------------------------------------------------------------------------------------------------------------
                                            Ranges of Stock Prices
The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:

                                                 Sales Price of Common Shares                        Dividends Per Share
                                               1994                        1993                        1994       1993
                                         ----------------            -----------------                 ----       ----
Quarter                                  High         Low            High          Low
First                                  $20.000      $16.750        $19.500       $16.583                $.12      $.12
Second                                  18.583       16.333         18.583        17.000                 .12       .12
Third                                   17.333       15.167         20.333        17.833                 .12       .12
Fourth                                   8.500       15.750         18.917        17.333                 .13       .12

Per share data reflects the 3 for 2 split effective October 27, 1994.
- -------------------------------------------------------------------------------------------------------------------


SHAREHOLDER INFORMATION REPORTED BY TRANSFER AGENT AND REGISTRAR, NATIONAL CITY BANK, FEBRUARY 15, 1995
                                                                                Holders                 Shares
                                                                                -----                   ---------
                 Individuals                                                    1,273                   2,584,141
                 Nominees, Brokers and Other                                       33                   5,999,980
                                                                                -----                   ---------
                                                                Total           1,306                   8,584,121
                                                                                =====                   =========

An additional 281,055 Common Shares are held in Treasury.
- -------------------------------------------------------------------------------------------------------------------

                                 SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1994 and 1993.
(Thousands of dollars, except per share amounts)

QUARTER ENDED 1994     MAR. 31   JUNE 30   SEPT. 30    DEC.31
                       -------   -------   --------    -------
Net sales              $38,118   $34,003    $33,781    $31,606
Gross profit             9,732     9,372      8,860      7,799
Net income               2,968     2,615      2,329      1,415
Net income per share       .35       .30        .27        .17


QUARTER ENDED 1993     MAR. 31    JUNE 30   SEPT. 30   DEC. 31
                       -------   -------   --------    -------
Net sales              $32,832   $33,858    $33,532    $31,313
Gross profit             8,070     8,326      8,624      7,679
Net Income               2,199     2,281      2,485      1,830
Net Income per share       .26       .26        .29        .21

Per share data reflects the 3 for 2 stock split effective October 27, 1994.

   1990                  1989                 1988*                1987                  1986                 1985
   ----                  ----                 -----                ----                  ----                 ----
 $ 119,715             $ 114,253             $ 82,750            $ 74,435              $ 65,274             $ 67,324
    28,602                27,663               22,308              20,460                17,376               19,908
     4,888                 4,638                4,221               4,851                 3,821                4,780
     7,342                 6,771                6,618               5,919                 4,397                5,762
       6.1                   5.9                  8.0                 8.0                   6.7                  8.6
     120.7                 118.6                106.9                99.2                  85.3                 87.2

 $  50,531             $  48,793             $ 44,118            $ 39,663              $ 34,539             $ 35,289
    14,805                15,871               14,789               6,402                 4,688                5,802
    35,726                32,922               29,329              33,261                29,851               29,487
       3.4                   3.1                  3.0                 6.2                   7.4                  6.1

    26,134                24,479               22,795              16,890                16,988               16,884
     4,962                 4,844                2,873               2,100                 2,174                3,424
    77,643                74,560               68,695              57,119                52,028               52,730
    57,310                53,711               50,476              48,248                45,330               45,144
     3,743                 3,667                3,399               3,258                 3,151                3,020
       992                   963                  774                 750                   765                  772

     $ .85                 $ .79                $ .76               $ .68                 $ .50                $ .66
       .44                   .43                  .39                 .38                   .36                  .34
      6.67                  6.25                 5.83                5.56                  5.17                 5.15
 8,594,255             8,594,255            8,655,119           8,682,711             8,772,465            8,772,711


               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994, appearing on pages 10 through 14. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note F to the consolidated financial statements, in 1992 the Company changed its method of accounting for postretirement health benefits.


/S/  ERNST & YOUNG LLP

Cleveland, Ohio
February 3, 1995