Form 10-K405, Exhibit 13
period 1995-12-31
GORMAN RUPP CO
filed 1996-03-25
CIK 42682

                                                EXHIBIT (13)


The Gorman-Rupp Company and Subsidiaries

           CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY



(Thousands of dollars, except per share amounts)        YEAR ENDED DECEMBER 31,
INCOME                                                1995        1994        1993
                                                    --------    --------    --------
Net sales.......................................    $149,489    $137,508    $131,535
Other income....................................       1,304         511         589
                                                    --------    --------    --------
     TOTAL INCOME...............................     150,793     138,019     132,124

Deductions from income:
     Cost of products sold......................     112,973     101,745      98,836
     Selling, general and
        administrative expenses.................      22,769      21,322      19,430
                                                    --------    --------    --------
                                                     135,742     123,067     118,266
                                                    --------    --------    --------
        INCOME BEFORE
        INCOME TAXES............................      15,051      14,952      13,858
Income taxes....................................       5,590       5,625       5,063
                                                    --------    --------    --------
        NET INCOME  ............................    $  9,461    $  9,327    $  8,795
                                                    ========    ========    ========

        NET INCOME PER SHARE....................    $   1.10    $   1.09    $   1.02
                                                    ========    ========    ========

Average number of shares outstanding............   8,587,466   8,579,633   8,588,493


SHAREHOLDERS' EQUITY

                                                            CUMULATIVE
                                         COMMON   RETAINED  TRANSLATION
                                         SHARES   EARNINGS  ADJUSTMENTS   TOTAL
                                         ------   --------  -----------   -----
BALANCES
DECEMBER 31, 1992......................  $5,124   $48,041     $  (406)   $52,759
Net income.............................             8,795                  8,795
Cash dividends - $.48 a share..........            (4,122)                (4,122)
Purchase of 14,305 common
  shares for treasury..................      (9)     (266)                  (275)
Translation adjustment.................                          (246)      (246)
                                         ------   -------     -------    -------
BALANCES
DECEMBER 31, 1993......................   5,115    52,448        (652)    56,911

Net income.............................             9,327                  9,327
Cash dividends - $.49 a share..........            (4,209)                (4,209)
Translation adjustment.................                          (421)      (421)
                                         ------   -------     -------    -------
BALANCES
DECEMBER 31, 1994......................   5,115    57,566      (1,073)    61,608

Net income.............................             9,461                  9,461
Cash dividends - $.52 a share..........            (4,466)                (4,466)
Sale of 49,289 common shares
  from treasury........................      32       727                    759
Purchase of 21,250 common shares
  for treasury.........................     (14)     (304)                  (318)
Translation adjustment.................                           196        196
                                         ------   -------     -------    -------
BALANCES
DECEMBER 31, 1995......................  $5,133   $62,984     $  (877)   $67,240
                                         ======   =======     =======    =======

See notes to consolidated financial statements.

The Gorman-Rupp Company and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(Thousands of dollars)                                            DECEMBER 31,
ASSETS                                                        1995          1994
                                                            --------      --------
CURRENT ASSETS
   Cash and cash equivalents..........................      $  3,250      $  3,062
   Accounts receivable................................        31,952        22,772
   Inventories........................................        32,833        30,814
   Deferred income taxes..............................         2,557         2,644
   Other current assets...............................           809           778
                                                            --------      --------
          TOTAL CURRENT ASSETS........................        71,401        60,070
OTHER ASSETS..........................................           543           651
DEFERRED INCOME TAXES.................................         5,709         5,500
PROPERTY, PLANT AND EQUIPMENT
      Land............................................           898         1,004
      Buildings.......................................        25,304        26,130
      Machinery and equipment.........................        55,587        49,529
                                                            --------      --------
                                                              81,789        76,663
      Less allowances for depreciation................        39,626        35,784
                                                            --------      --------
          PROPERTY, PLANT AND EQUIPMENT - NET ........        42,163        40,879
                                                            --------      --------
                                                            $119,816      $107,100
                                                            ========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable..................................        $ 7,508       $ 5,781
   Payrolls and related liabilities..................          2,156         2,340
   Commissions payable...............................          2,027         1,450
   Accrued expenses .................................          2,326         3,063
   Income taxes......................................            710           257
   Notes payable to banks ...........................          5,000         3,500
                                                            --------      --------
          TOTAL CURRENT LIABILITIES..................         19,727        16,391
LONG-TERM DEBT.......................................          7,188         4,715
PENSION LIABILITY....................................          2,219         1,512
POSTRETIREMENT HEALTH BENEFITS OBLIGATION............         23,442        22,874
SHAREHOLDERS' EQUITY
   Common Shares, without par value:
      Authorized - 14,000,000 shares;
          Outstanding- 8,607,672 shares in 1995 and
          8,579,633 shares in 1994 (after deducting
          treasury shares of 257,504 in 1995 and
          285,543 in 1994) at stated capital amount..          5,133         5,115
   Retained earnings.................................         62,984        57,566
   Cumulative translation adjustments................           (877)      (1,073)
                                                            --------      --------
          TOTAL SHAREHOLDERS' EQUITY.................         67,240        61,608
                                                            --------      --------
                                                            $119,816      $107,100
                                                            ========      ========

See notes to consolidated financial statements.

The Gorman-Rupp Company and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                             YEAR ENDED DECEMBER 31,
(Thousands of dollars)                                       1995      1994      1993
                                                           -------   -------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income............................................  $ 9,461   $ 9,327   $  8,795
   Adjustments to reconcile net income to net cash
      provided by operating activities:
          Depreciation and amortization..................    5,173     4,534      4,274
          Gain on disposal of assets.....................     (681)        -          -
          Deferred income taxes..........................     (122)       22       (771)
          Pension liability..............................      707       448        512
          Changes in operating assets and liabilities:
            Accounts receivable..........................   (9,180)    1,114     (4,528)
            Inventories..................................   (2,019)   (5,200)    (1,623)
            Accounts payable.............................    1,727    (1,063)     1,265
            Postretirement health benefits obligation....      568       799      1,448
            Other........................................      357      (880)       408
                                                           -------   -------   --------
            NET CASH PROVIDED BY OPERATING ACTIVITIES....    5,991     9,101      9,780

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital additions, net................................   (8,229)   (8,553)   (10,277)
   Proceeds from sale of assets..........................    2,478         -          -
                                                           -------   -------   --------
            NET CASH USED FOR INVESTING ACTIVITIES.......   (5,751)   (8,553)   (10,277)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash dividends .......................................   (4,466)   (4,209)    (4,122)
   Net borrowings from banks.............................    3,973     3,941      4,274
   Sale of common shares from treasury...................      759         -          -
   Purchase of common shares for treasury................     (318)        -       (275)
                                                           -------   -------   --------
            NET CASH USED FOR FINANCING ACTIVITIES.......      (52)     (268)      (123)
                                                           -------   -------   --------

            NET INCREASE (DECREASE) IN CASH
              AND CASH EQUIVALENTS.......................      188       280       (620)

CASH AND CASH EQUIVALENTS:
   Beginning of year.....................................    3,062     2,782      3,402
                                                           -------   -------   --------
   END OF YEAR ..........................................  $ 3,250   $ 3,062   $  2,782
                                                           =======   =======   ========


See notes to consolidated financial statements.

The Gorman-Rupp Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF MAJOR ACCOUNTING POLICIES

CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life is primarily 30 years for buildings and ranges from 5 to 12 years for machinery and equipment.

STATEMENT OF CASH FLOWS: The Company considers highly liquid, short-term investments to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of cost or market. The cost for approximately 70% and 67% of inventories at December 31, 1995 and 1994, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

BUSINESS SEGMENT INFORMATION: The Company operates principally in one business segment, the manufacture and sale of pumps and other fluid control equipment. Export sales comprised approximately 11%, 13% and 11% of net sales in 1995, 1994 and 1993, respectively.

CONCENTRATION OF CREDIT RISK: In 1995, there were no sales to any one customer greater than 10% of total net sales. In 1994 and 1993 sales to two customers were approximately 15% of total net sales. The Company generally does not require collateral from its customers. The Company has generally had a good collection history.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B - INVENTORIES: The major components of inventories are as follows:

(Thousands of dollars)                    1995          1994
------------------------------------------------------------
Raw materials and in-process........    $10,836      $ 7,883
Finished parts......................     18,446       19,834
Finished products...................      3,551        3,097
                                        -------      -------
                                        $32,833      $30,814
                                        =======      =======

The excess of replacement cost over LIFO cost is approximately $19,743,000 and $18,758,000 at December 31, 1995 and 1994, respectively.

NOTE C - FINANCING ARRANGEMENTS: Under unsecured demand lines of credit with banks, the Company may borrow up to $7.0 million with interest at the LIBOR rate plus .75% or at alternative rates as selected by the Company. At December 31, 1995, $5.0 million was outstanding at a weighted average interest rate of 6.7% ($3.5 million at a weighted average interest rate of 7.0% in 1994).

The Company also has an unsecured revolving loan agreement which matures in May 1999 and provides for maximum borrowings of $8 million. $7.2 million and $4.7 million was outstanding at December 31, 1995 and 1994, respectively; $.9 million covered outstanding letters of credit at December 31,1994; and the remainder in each year was available for borrowing. Interest is payable quarterly at the LIBOR rate plus .75% or at alternative rates as selected by the Company (weighted average interest rate 6.7% and 7.0% at December 31, 1995 and 1994, respectively). The agreement contains restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios.

Interest expense was $602,000, $195,000, and $58,000 in 1995, 1994 and 1993,
respectively.

NOTE D - INCOME TAXES: The components of income before income taxes are as follows:

(Thousands of dollars)          1995        1994       1993
------------------------------------------------------------
United States..............    $14,258     $14,724   $13,646
Canada.....................        793         228       212
                               -------     -------   -------
                               $15,051     $14,952   $13,858
                               =======     =======   =======

The components of income tax expense are as follows:

(Thousands of dollars)          1995         1994      1993
------------------------------------------------------------
Current:
  Federal..................     $4,669      $4,888    $5,110
  Canadian.................        393         115       104
  State and local..........        650         600       620
                                ------      ------    ------
                                 5,712       5,603     5,834
Deferred...................       (122)         22      (771)
                                ------      ------    ------
                                $5,590      $5,625    $5,063
                                ======      ======    ======

The reasons for the difference between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% in 1995, 1994 and 1993 to income before income taxes are as follows:

(Thousands of dollars)          1995         1994      1993
------------------------------------------------------------
Income taxes at
     statutory rate........     $5,268      $5,233    $4,850
Deferred benefit due to
     change in federal rate          -           -      (229)
State and local income
     taxes, net of federal
     tax benefit...........        423         390       363
Other......................       (101)          2        79
                                ------      ------    ------
                                $5,590      $5,625    $5,063
                                ======      ======    ======

Deferred tax assets (liabilities) consist of the following:

(Thousands of dollars)           1995        1994      1993
------------------------------------------------------------
Current:
  Inventories..............    $ 1,226    $ 1,292    $ 1,205
  Accrued liabilities......      1,331      1,352      1,537
                               -------    -------    -------
                                 2,557      2,644      2,742
Non-current:
  Depreciation.............     (3,883)    (3,010)    (2,465)
  Postretirement health
     benefits obligation...      9,002      8,692      8,393
  Other....................        590       (182)      (504)
                               -------    -------    -------
                                 5,709      5,500      5,424
                               -------    -------    -------
                               $ 8,266    $ 8,144    $ 8,166
                               =======    =======    =======

The Company made income tax payments of $5,600,000, $6,018,000, and $ 5,857,000 in 1995, 1994 and 1993, respectively.

The Gorman-Rupp Company and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE E - PENSIONS: The Company has a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax deductible contribution. The plan provides benefits based upon years of service and compensation.

The components of pension expense are as follows:

(Thousands of dollars)                        1995          1994          1993
--------------------------------------------------------------------------------
Service cost - benefits earned .......      $   851       $ 1,128       $   896
Interest cost ........................        1,376         1,467         1,411
Return on plan assets ................       (2,443)        1,069          (709)
Net amortization and deferral ........        1,038        (3,215)       (1,086)
                                            -------       -------       -------
                                            $   822       $   449       $   512
                                            =======       =======       =======

The funded status of the Plan at November 1, 1995 and 1994 is as follows:

(Thousands of dollars)                                   1995            1994
--------------------------------------------------------------------------------
Actuarial present value of
   accumulated benefit obligation:
        Vested .................................       $ 15,191        $ 11,078
        Non-vested .............................            157             119
                                                       --------        --------
                                                       $ 15,348        $ 11,197
                                                       ========        ========
Plan assets at fair value ......................       $ 18,630        $ 16,487
Actuarial present value of projected
     benefit obligation ........................        (22,027)        (16,028)
                                                       --------        --------
Plan assets in excess of (less than)
     projected benefit obligation ..............         (3,397)            459
Unrecognized net (gain) loss ...................          2,235            (774)
Unrecognized transition asset ..................         (1,217)         (1,391)
Unrecognized prior service cost ................            160             194
                                                       --------        --------
Net pension (liability) at December 31 .........       $ (2,219)       $ (1,512)
                                                       ========        ========

The projected benefit obligation was determined using an assumed discount rate of 7.25% in 1995 (8 1/2% in 1994). Annual salary increases are assumed to be 4 1/2% in 1995 and 1994. The long-term rate of return on plan assets was assumed to be 8% in each year. Plan assets are invested principally in guaranteed investment contracts and equity and fixed income funds.

The effect of the change in the discount rate was to increase the actuarial present value of the projected benefit obligation by approximately $4,187,000 as of December 31, 1995. The change, which will also be used for determining expense in 1996, is not expected to have a material effect on the Company's financial statements.

NOTE F - POSTRETIREMENT HEALTH BENEFITS:

The Company sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company's policy is to fund the cost of these benefits as incurred.

The following table presents the plan's funded status reconciled with amounts recognized in the Company's balance sheets.

(Thousands of dollars)                      1995       1994
-------------------------------------------------------------
Accumulated postretirement
health benefits obligation:
     Retirees.........................     $ 7,395    $ 6,363
     Fully eligible active
        plan participants.............       5,694      5,051
     Other active plan participants...       3,209      3,389
                                           -------    -------
Accumulated benefits obligation.......      16,298     14,803
Unrecognized assets:
     Net gain.........................       2,038      2,442
     Prior service cost from
        plan amendment................       5,106      5,629
                                           -------    -------
Accrued postretirement health
     benefits obligation..............     $23,442    $22,874
                                           =======    =======

(Thousands of dollars)           1995       1994       1993
--------------------------------------------------------------------------------
Postretirement health benefits
expense includes the following
components:
      Service cost...........   $  661      $  785    $  704
      Interest cost              1,336       1,144     1,429
      Net amortization of
          unrecognized prior
          service cost.......     (556)       (525)     (131)
                                ------      ------    ------
                                $1,441      $1,404    $2,002
                                ======      ======    ======

The weighted-average discount rate used in determining the accumulated postretirement health benefits obligation was 7.25% in 1995 (8 1/2% in 1994). The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for 1995 is 9-10 1/2%, (11-12 1/2% in 1994) depending on the age of the retiree, and is assumed to decrease gradually to 5.0% by 2006 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement health benefits obligation as of December 31, 1995 by $1,654,600 and postretirement health benefits expense for the year ended December 31, 1995 by $203,500. The net effect of the change in assumptions in 1995 was not material.

The Gorman-Rupp Company and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1995 COMPARED TO 1994

Record sales of $149.5 million were recorded in 1995, compared to $137.5 million in 1994, an increase of $12.0 million or 8.7%. The increase in net sales was principally the result of increased business at the Company's Mansfield Division, shipments relating to a government contract and to a lesser degree, overall price increases on products and the general economic improvement in Canada. Other income in 1995 was $1,304,000 compared to $511,000 in 1994. Other income includes interest earned on short-term investments, income from leased facilities and gains on sales of assets. The increase in 1995 resulted principally from the gain on the sale of the Company's former Durham Products Division facilities.

Cost of products sold as a percentage of net sales was 75.6% in 1995, compared to 74.0% in 1994. The increase in cost of products sold was principally due to product mix, including the production of products which have higher material content and increases in spending for employee medical and health care. Continued efforts to improve manufacturing efficiencies and cost containment procedures coupled with increased utilization of the manufacturing facilities at the Company's largest Division continue to help offset the increase in manufacturing cost.

Selling, general and administrative expense was 15.2% of net sales in 1995, compared to 15.5% in 1994. However, there was an increase of $1,447,000 in 1995 which was principally the result of increased employee related expenses and benefits, interest expense, continued expenses associated with the design and implementation of upgraded information management systems and professional fees.

The effective income tax rate was 37.1% in 1995, compared to 37.6% in 1994. (See Note D to the financial statements.)

Record net income in 1995 was $9,461,000, compared to net income of $9,327,000 in 1994, an increase of 1.4%. Net income as a percent of net sales in 1995 was 6.3%, as compared to 6.8% in 1994. Net income per share in 1995 was a record $1.10, an increase of $.01 from income per share of $1.09 in 1994.

1994 COMPARED TO 1993

Record sales of $137.5 million were recorded in 1994, compared to $131.5 million in 1993, an increase of $6.0 million or 4.5%. The increase in net sales was principally the result of increased business at the Mansfield Division, and to a lesser degree, increases in unit pricing. Other income in 1994 was $511,000, compared to $589,000 in 1993, and consisted principally of interest earned on short-term investments and income from leased facilities.

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

On August 25, 1994, the Board of Directors of the Company declared and authorized a 3 for 2 split of the Company's Common Shares which was effected by a distribution of additional Common Shares on October 27, 1994 to shareholders of record on September 29, 1994. The authorized distribution increased the shares outstanding by 2,859,667 to 8,579,633. Accordingly, per share data was restated to reflect the 3 for 2 stock split.

LIQUIDITY AND SOURCES OF CAPITAL

Cash and cash equivalents were $3.2 million as of December 31, 1995. The Company has $7.0 million in bank lines of credit. $5.0 million was borrowed against these lines at December 31, 1995.

The Company also maintains an unsecured revolving credit facility which provides for maximum borrowings of $8.0 million, $.8 million of which is available. As of December 31, 1995, $7.2 million had been borrowed.

During 1995, the Company financed its capital improvements and working capital requirements through internally generated funds and line of credit arrangements with banks. Capital expenditures for 1996 are expected to be financed through internally generated funds and existing credit arrangements.

The ratio of current assets to current liabilities was 3.6 to 1 at December 31, 1995, compared to 3.7 to 1 at December 31, 1994. Management believes that it has adequate working capital and a healthy liquidity position.

IMPACT OF INFLATION

The Company continues to implement programs that improve productivity and efficiency in a stabilizing inflationary economy.

The Gorman-Rupp Company and Subsidiaries

TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Thousands of dollars, except per share amounts)

                                                        1995          1994          1993          1992
                                                     ----------    ----------    ----------    ----------
OPERATING RESULTS:
   Net sales                                         $  149,489    $  137,508    $  131,535    $  126,019
   Gross profit                                          36,516        35,763        32,699        30,975
   Income taxes                                           5,590         5,625         5,063         4,693
   Income (1)                                             9,461         9,327         8,795         7,966
   Return on sales (%)                                      6.3           6.8           6.7           6.3
   Sales dollars per employee                             153.8         138.5         133.9         125.6
FINANCIAL POSITION:
   Current assets                                    $   71,401    $   60,070    $   55,746    $   50,152
   Current liabilities                                   19,727        16,391        14,382        12,380
   Working capital                                       51,674        43,679        41,364        37,772
   Current ratio                                            3.6           3.7           3.9           4.1
   Property, plant and
     equipment - net                                     42,163        40,879        36,835        30,807
   Capital additions                                      8,229         8,553        10,277         4,496
   Total assets                                         119,816       107,100        98,706        86,434
   Shareholders' equity                                  67,240        61,608        56,911        52,759
   Dividends paid                                         4,466         4,209         4,122         3,923
   Average number of employees                              972           993           982         1,003
SHAREHOLDER INFORMATION:
   Income per share (1)                              $     1.10    $     1.09    $     1.02    $      .92
   Cash dividends per share                                 .52           .49           .48           .46
   Shareholders' equity per share at December 31,          7.81          7.18          6.63          6.14
   Average number of shares outstanding               8,587,466     8,579,633     8,588,493     8,594,255

(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886,000 or $1.38 per share.

*Includes the acquisition of Patterson Pump Company in November 1988.

RANGES OF STOCK PRICES

The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:

                                                    Sales Price of Common Shares                    Dividends Per Share
                                               1995                            1994                  1995          1994
                                       --------------------            --------------------         -------------------
Quarter                                 High           Low               High          Low
First............................      $18.250      $15.000            $20.000      $16.750          $.13          $.12
Second...........................       16.000       14.000             18.583       16.333           .13           .12
Third............................       17.625       13.000             17.333       15.167           .13           .12
Fourth...........................       16.625       14.125             18.500       15.750           .13           .13

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 14, 1996.

                                                                    Holders             Shares
                                                                    -------             ------
                  Individuals.............................            1,243            2,526,677
                  Nominees, Brokers and Other ............               30            6,087,382
                                                                      -----            ---------
                                                     TOTAL            1,273            8,614,059
                                                                      =====            =========

An additional 251,117 Common Shares are held in Treasury.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1995 and 1994.

(Thousands of dollars, except per share amounts)

QUARTER ENDED 1995      MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                        -------   -------   --------   -------
Net sales............   $36,224   $37,845    $38,231   $37,189
Gross profit.........     9,300     9,270      9,210     8,736
Net income...........     2,508     2,154      2,518     2,281
Net income per share.       .29       .25        .30       .26

QUARTER ENDED 1994      MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                        -------   -------   --------   -------
Net sales............   $38,118   $34,003    $33,781   $31,606
Gross profit.........     9,732     9,372      8,860     7,799
Net income...........     2,968     2,615      2,329     1,415
Net income per share.       .35       .30        .27       .17

                                                       1991         1990         1989         1988*        1987         1986
                                                    ----------   ----------   ----------   ----------   ----------   ----------
OPERATING RESULTS:
   Net sales                                        $  123,442   $  119,715   $  114,253   $   82,750   $   74,435   $   65,274
   Gross profit                                         29,872       28,602       27,663       22,308       20,460       17,376
   Income taxes                                          4,664        4,888        4,638        4,221        4,851        3,821
   Income (1)                                            7,689        7,342        6,771        6,618        5,919        4,397
   Return on sales (%)                                     6.2          6.1          5.9          8.0          8.0          6.7
   Sales dollars per employee                            120.0        120.7        118.6        106.9         99.2         85.3
FINANCIAL POSITION:
   Current assets                                   $   53,642   $   50,531   $   48,793   $   44,118   $   39,663   $   34,539
   Current liabilities                                  14,471       14,805       15,871       14,789        6,402        4,688
   Working capital                                      39,171       35,726       32,922       29,329       33,261       29,851
   Current ratio                                           3.7          3.4          3.1          3.0          6.2          7.4
   Property, plant and
     equipment - net                                    30,838       26,134       24,479       22,795       16,890       16,988
   Capital additions                                     8,224        4,962        4,844        2,873        2,100        2,174
   Total assets                                         85,131       77,643       74,560       68,695       57,119       52,028
   Shareholders' equity                                 61,256       57,310       53,711       50,476       48,248       45,330
   Dividends paid                                        3,820        3,743        3,667        3,399        3,258        3,151
   Average number of employees                           1,029          992          963          774          750          765
SHAREHOLDER INFORMATION:
   Income per share (1)                             $      .89   $      .85   $      .79   $      .76   $      .68   $      .50
   Cash dividends per share                                .45          .44          .43          .39          .38          .36
   Shareholders' equity per share at December 31,         7.13         6.67         6.25         5.83         5.56         5.17
   Average number of shares outstanding              8,594,255    8,594,255    8,594,255    8,655,119    8,682,711    8,772,465

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995, appearing on pages 10 through 14. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                    /s/ Ernst & Young LLP

Cleveland, Ohio
February 2, 1996