Form 10-K405, Exhibit 13
period 1996-12-31
GORMAN RUPP CO
filed 1997-03-26
CIK 42682

                                                                      Exhibit 13
The Gorman-Rupp Company and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME AND SHAREHOLDERS' EQUITY




(Thousands of dollars, except per share amounts)        YEAR ENDED DECEMBER 31,
INCOME                                             1996           1995          1994
                                                 --------       --------      --------
Net sales.............................           $155,187       $149,489      $137,508
Other income..........................                491          1,304           511
                                                 --------       --------      --------
     Total Income.....................            155,678        150,793       138,019

Deductions from income:
     Cost of products sold............            116,060        112,973       101,745
     Selling, general and
        administrative expenses.......             23,955         22,769        21,322
                                                 --------       --------      --------
                                                  140,015        135,742       123,067
                                                 --------       --------      --------
        INCOME BEFORE
        INCOME TAXES..................             15,663         15,051        14,952
Income taxes..........................              5,735          5,590         5,625
                                                 --------       --------      --------
        NET INCOME  ..................             $9,928         $9,461        $9,327
                                                 ========       ========      ========

        NET INCOME PER SHARE..........              $1.15          $1.10         $1.09
                                                 ========       ========      ========


Average number of shares outstanding..          8,617,168      8,587,466     8,579,633


SHAREHOLDERS' EQUITY
                                                             CUMULATIVE
                                        COMMON     RETAINED  TRANSLATION
                                        SHARES     EARNINGS  ADJUSTMENTS  TOTAL
                                        ------     --------  -----------  -----
BALANCES
DECEMBER 31, 1993...................    $5,115     $52,448     ($652)   $56,911
Net income..........................                 9,327                9,327
Cash dividends - $.49 a share.......                (4,209)              (4,209)
Translation adjustment..............                            (421)      (421)
                                        ------     -------     -----    -------
BALANCES
DECEMBER 31, 1994...................     5,115      57,566    (1,073)    61,608
Net income..........................                 9,461                9,461
Cash dividends - $.52 a share.......                (4,466)              (4,466)
Sale of 49,289 common shares
  from treasury.....................        32         727                  759
Purchase of 21,250 common shares
  for treasury......................       (14)       (304)                (318)
Translation adjustment..............                             196        196
                                        ------     -------     -----    -------
BALANCES
DECEMBER 31, 1995...................     5,133      62,984      (877)    67,240
Net income..........................                 9,928                9,928
Cash dividends - $.53 a share.......                (4,567)              (4,567)
Sale of 10,711 common shares .......
  from treasury.....................         8         157                  165
Translation adjustment..............                             (29)       (29)
                                        ------     -------     -----    -------
BALANCES
DECEMBER 31, 1996...................    $5,141     $68,502     ($906)   $72,737
                                        ======     =======     =====    =======


See notes to consolidated financial statements.

The Gorman-Rupp Company and Subsidiaries


CONSOLIDATED BALANCE SHEETS

(Thousands of dollars)                                           DECEMBER 31,
ASSETS                                                        1996           1995
CURRENT ASSETS                                              --------       -------
   Cash and cash equivalents..........................       $ 4,284       $ 3,250
   Accounts receivable................................        29,894        31,952
   Inventories........................................        33,621        32,833
   Deferred income taxes..............................         3,086         2,557
   Other current assets...............................         1,041           809
                                                            --------      --------
          Total Current Assets........................        71,926        71,401
OTHER ASSETS..........................................           786           543
DEFERRED INCOME TAXES.................................         4,389         5,709
PROPERTY, PLANT AND EQUIPMENT
      Land............................................           898           898
      Buildings.......................................        25,542        25,304
      Machinery and equipment.........................        58,227        55,587
                                                            --------      --------
                                                              84,667        81,789
      Less allowances for depreciation................        44,118        39,626
                                                            --------      --------
          PROPERTY, PLANT AND EQUIPMENT - NET ........        40,549        42,163
                                                            --------      --------
                                                            $117,650      $119,816
                                                            ========      ========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable..................................        $ 6,659       $ 7,508
   Payrolls and related liabilities..................          2,535         2,156
   Commissions payable...............................          2,002         2,027
   Accrued expenses .................................          2,902         2,326
   Income taxes......................................          1,101           710
   Notes payable to banks ...........................              -         5,000
                                                            --------      --------
          TOTAL CURRENT LIABILITIES..................         15,199        19,727
LONG-TERM DEBT.......................................          3,796         7,188
PENSION LIABILITY....................................          1,921         2,219
POSTRETIREMENT HEALTH BENEFITS OBLIGATION............         23,997        23,442
SHAREHOLDERS' EQUITY
   Common Shares, without par value:
      Authorized - 14,000,000 shares;
          Outstanding- 8,618,383 shares in 1996 and
          8,607,672 shares in 1995 (after deducting
          treasury shares of 246,793 in 1996 and
          257,504 in 1995) at stated capital amount..          5,141         5,133
   Retained earnings.................................         68,502        62,984
   Cumulative translation adjustments................           (906)         (877)
                                                            --------      --------
          TOTAL SHAREHOLDERS' EQUITY.................         72,737        67,240
                                                            --------      --------
                                                            $117,650      $119,816
                                                            ========      ========



See notes to consolidated financial statements.

The Gorman-Rupp Company and Subsidiaries


CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                   Year Ended December 31,
(Thousands of dollars)                                        1996           1995          1994
                                                            --------       --------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ........................................      $  9,928       $ 9,461       $ 9,327
   Adjustments to reconcile net income to net cash
      provided by operating activities:
          Depreciation and amortization ..............         5,675         5,173         4,534
          Gain on disposal of assets .................             -          (681)            -
          Deferred income taxes ......................           791          (122)           22
          Pension liability ..........................          (298)          707           448
          Changes in operating assets and liabilities:
            Accounts receivable ......................         2,058        (9,180)        1,114
            Inventories ..............................          (788)       (2,019)       (5,200)
            Accounts payable .........................          (849)        1,727        (1,063)
            Postretirement health benefits obligation            555           568           799
            Other ....................................           792           357          (880)
                                                            --------       -------       -------
            Net cash provided by operating activities         17,864         5,991         9,101

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital additions, net ............................        (4,036)       (8,229)       (8,553)
   Proceeds from sale of assets ......................             -         2,478             -
                                                            --------       -------       -------
            NET CASH USED FOR INVESTING ACTIVITIES ...        (4,036)       (5,751)       (8,553)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash dividends ....................................        (4,567)       (4,466)       (4,209)
   Net (payments to) borrowings from banks ...........        (8,392)        3,973         3,941
   Sale of common shares from treasury ...............           165           759             -
   Purchase of common shares for treasury ............             -          (318)            -
                                                            --------       -------       -------
            NET CASH USED FOR FINANCING ACTIVITIES ...       (12,794)          (52)         (268)
                                                            --------       -------       -------

            NET INCREASE IN CASH AND CASH EQUIVALENTS          1,034           188           280

CASH AND CASH EQUIVALENTS:
   Beginning of year .................................         3,250         3,062         2,782
                                                            --------       -------       -------
   End of year .......................................      $  4,284       $ 3,250       $ 3,062
                                                            ========       =======       =======



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

INVENTORIES: Inventories are stated at the lower of cost or market. The cost for approximately 65% and 70% of inventories at December 31, 1996 and 1995, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

BUSINESS SEGMENT INFORMATION: The Company operates principally in one business segment, the manufacture and sale of pumps and other fluid control equipment. Export sales comprised approximately 12%, 11% and 13% of net sales in 1996, 1995 and 1994, respectively.

CONCENTRATION OF CREDIT RISK: In 1996 and 1995, there were no sales to any one customer greater than 10% of total net sales. In 1994 sales to two customers were approximately 15% of total net sales. The Company generally does not require collateral from its customers. The Company has generally had a good collection history.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B - INVENTORIES: The major components of inventories are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                    1996         1995
--------------------------------------------------------------------------------
Raw materials and in-process........    $16,793      $15,728
Finished parts......................     13,352       12,859
Finished products...................      3,476        4,246
                                        -------      -------
                                        $33,621      $32,833
                                        =======      =======

--------------------------------------------------------------------------------

The excess of replacement cost over LIFO cost is approximately $20,287,000 and $19,743,000 at December 31, 1996 and 1995, respectively.

NOTE C - FINANCING ARRANGEMENTS: Under unsecured demand lines of credit with banks, the Company may borrow up to $7.0 million with interest at the LIBOR plus
 .75% or at alternative rates as selected by the Company. At December 31, 1996, $7.0 million was available for borrowing. At December 31, 1995, outstanding borrowings of $5.0 million had an average interest rate of 6.7%.

The Company also has an $8.0 million unsecured revolving loan agreement which matures in May, 1999. At December 31, 1996, $3.4 million was available for borrowing after deducting $3.8 million of outstanding borrowings and $.8 million of outstanding letters of credit. Interest is payable quarterly at the LIBOR plus .75% or at alternative rates as selected by the Company (weighted average interest rate 5.8% and 6.7% at December 31, 1996 and 1995, respectively). The agreement contains restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios. Interest expense was $330,000, $602,000 and $195,000 in 1996, 1995 and 1994,
respectively.

NOTE D - INCOME TAXES: The components of income before income taxes are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)          1996        1995       1994
--------------------------------------------------------------------------------

United States..............    $14,902     $14,258   $14,724
Canada.....................        761         793       228
                               -------     -------   -------
                               $15,663     $15,051   $14,952
                               =======     =======   =======

--------------------------------------------------------------------------------

The components of income tax expense are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)          1996        1995       1994
--------------------------------------------------------------------------------
Current:
  Federal..................     $4,124      $4,669    $4,888
  Canadian.................        313         393       115
  State and local..........        507         650       600
                                ------      ------    ------
                                 4,944       5,712     5,603
Deferred...................        791        (122)       22
                                ------      ------    ------
                                $5,735      $5,590    $5,625
                                ======      ======    ======
--------------------------------------------------------------------------------

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)          1996        1995       1994
--------------------------------------------------------------------------------
Income taxes at
     statutory rate........     $5,482      $5,268    $5,233
State and local income
     taxes, net of federal
     tax benefit...........        330         423       390
Other......................        (77)       (101)        2
                                ------      ------    ------
                                $5,735      $5,590    $5,625
                                ======      ======    ======
--------------------------------------------------------------------------------

Deferred tax assets (liabilities) consist of the following:

--------------------------------------------------------------------------------
(Thousands of dollars)          1996        1995       1994
--------------------------------------------------------------------------------
Current:
  Inventories..............     $1,333     $1,226     $1,292
  Accrued liabilities......      1,753      1,331      1,352
                                ------     ------     ------
                                 3,086      2,557      2,644
Non-current:
  Depreciation.............     (5,033)    (3,883)    (3,010)
  Postretirement health
     benefits obligation...      9,551      9,002      8,692
  Other....................       (129)       590       (182)
                                ------     ------     ------
                                 4,389      5,709      5,500
                                ------     ------     ------
                                $7,475     $8,266     $8,144
                                ======     ======     ======
--------------------------------------------------------------------------------

The Company made income tax payments of $4,600,000, $5,600,000 and $6,018,000 in 1996, 1995 and 1994, respectively.

The Gorman-Rupp Company and Subsidiaries



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE E - PENSIONS: The Company has a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax deductible contribution. The plan provides benefits based upon years of service and compensation.

The components of pension expense are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)            1996       1995       1994
--------------------------------------------------------------------------------
Service cost - benefits earned  $ 1,172      $ 851   $ 1,128
Interest cost................     1,624      1,376     1,467
Return on plan assets........    (2,220)    (2,443)    1,069
Net amortization and deferral       657      1,038    (3,215)
                                -------      -----   -------
                                $ 1,233      $ 822   $   449
                                =======      =====   =======
--------------------------------------------------------------------------------

The funded status of the Plan at November 1, 1996 and 1995 is as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                   1996           1995
--------------------------------------------------------------------------------

Actuarial present value of
     accumulated benefit obligation:
        Vested......................    $15,936       $15,191
        Non-vested..................      1,170           157
                                        -------       -------
                                        $17,106       $15,348
                                        =======       =======
Plan assets at fair value ..........    $21,714       $18,630
Actuarial present value of projected
     benefit obligation ............    (24,150)      (22,027)
                                        -------       -------
Plan assets less than projected
     benefit obligation ............     (2,436)       (3,397)
Unrecognized net loss ..............      1,433         2,235
Unrecognized transition asset.......     (1,043)       (1,217)
Unrecognized prior service cost.....        125           160
                                        -------       -------
Net pension (liability) at December 31  $(1,921)      $(2,219)
                                        =======       =======
--------------------------------------------------------------------------------

The projected benefit obligation was determined using an assumed discount rate of 7.25% in 1996 and 1995. Annual salary increases are assumed to be 4.5% in 1996 and 1995. The long-term rate of return on plan assets was assumed to be 8.0% in each year. Plan assets are invested principally in guaranteed investment contracts and equity and fixed income funds.

NOTE F - POSTRETIREMENT HEALTH BENEFITS: The Company sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company's policy is to fund the cost of these benefits as incurred.

The following table presents the plan's funded status reconciled with amounts recognized in the Company's balance sheets.

--------------------------------------------------------------------------------
(Thousands of dollars)                       1996       1995
--------------------------------------------------------------------------------
Accumulated postretirement
     health benefits obligation:
        Retirees......................     $ 5,901    $ 7,395
        Fully eligible active
               plan participants......       5,333      5,694
        Other active plan participants       4,268      3,209
                                           -------    -------
Accumulated benefits obligation.......      15,502     16,298

Unrecognized assets:
     Net gain.........................       3,913      2,038
     Prior service cost...............       4,582      5,106
                                           -------    -------
Accrued postretirement health
     benefits obligation..............     $23,997    $23,442
                                           =======    =======
--------------------------------------------------------------------------------

Postretirement health benefits expense includes the following components:

--------------------------------------------------------------------------------
(Thousands of dollars)          1996         1995       1994
--------------------------------------------------------------------------------
Service cost..............      $  675      $  661    $  785
Interest cost                    1,138       1,336     1,144
Net amortization of
      unrecognized assets.        (655)       (556)     (525)
                                ------      ------    ------
                                $1,158      $1,441    $1,404
                                ======      ======    ======
--------------------------------------------------------------------------------

The weighted-average discount rate used in determining the accumulated postretirement health benefits obligation was 7.25% in 1996 and 1995. The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for 1996 is 8.5-10.0%, (9.0-10.5% in 1995) depending on the age of the retiree, and is assumed to decrease gradually to 5.0% by 2006 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement health benefits obligation as of December 31, 1996 by $2,138,000 and postretirement health benefits expense for the year ended December 31, 1996 by $190,000.

The Gorman-Rupp Company and Subsidiaries


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


1996 COMPARED TO 1995

1996 was the tenth consecutive year the Company achieved record sales and income. Sales amounted to $155.2 million in 1996, compared to $149.5 million in 1995, an increase of 3.8%. The increase was principally the result of overall increases in the prices of products sold and product mix. In mid-year, the Mansfield Division completed a government contract which began in 1995 and the reduction in sales was more than offset in the second half of 1996 by commercial business. Also, Patterson Pump Company began shipping product the second half of 1996 under a restructured agreement with General Electric which schedules shipments annually through 1999. Other income in 1996 was $491,000 compared to $1,304,000 in 1995. In 1996 other income is principally the result of interest earned on short-term investments compared to 1995 which also included income from leased facilities and gains on the sale of assets.

Cost of products sold as a percentage of net sales was 74.8% in 1996, compared to 75.6% in 1995. The reduction in cost of products sold was principally the result of changes in product mix, efficiencies in manufacturing realized from investment in state-of-the-art technology and machinery and equipment, and increases in the utilization of manufacturing facilities. These manufacturing efficiencies continue to help offset increases in manufacturing cost.

Selling, general and administrative expense was 15.4% of net sales in 1996, compared to 15.2% in 1995. The increase of $1,186,000 in 1996 was principally the result of increases in employee related expenses and benefits and advertising expenses related to a construction exposition held every three years and, to a lesser extent, implementation expenses through mid-year associated with the upgraded information management system implemented in May of 1996.

The effective income tax rate was 36.6% in 1996, compared to 37.1% in 1995. (See Note D to the financial statements.)

Record net income in 1996 was $9,928,000, compared to $9,461,000 in 1995, an increase of $467,000 or 4.9%. Net income as a percent of net sales in 1996 was 6.4%, compared to 6.3% in 1995. Record earnings per share of $1.15 in 1996 was an increase of $.05 from earnings per share of $1.10 in 1995.

1995 COMPARED TO 1994

Sales of $149.5 million were recorded in 1995, compared to $137.5 million in 1994, an increase of $12.0 million or 8.7%. The increase in net sales was principally the result of increased business at the Company's Mansfield Division, shipments relating to a government contract and to a lesser degree, overall price increases on products and the general economic improvement in Canada. Other income in 1995 was $1,304,000 compared to $511,000 in 1994. Other income includes interest earned on short-term investments, income from leased facilities and gains on sale of assets. The increase in 1995 resulted principally from the sale of the Company's former Durham Products Division facilities.

Cost of products sold as a percentage of net sales was 75.6% in 1995, compared to 74.0% in 1994. The increase in cost of products sold was principally due to product mix, including the production of products which have higher material content and increases in spending for employee medical and health care expenses. Continued efforts to improve manufacturing efficiencies and cost containment procedures coupled with increased utilization of the manufacturing facilities at the Company's largest Division continue to help offset the increase in manufacturing cost.

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

Record net income in 1995 was $9,461,000, compared to net income of $9,327,000 in 1994, an increase of 1.4%. Net income as a percent of net sales in 1995 was 6.3%, as compared to 6.8% in 1994. Net income per share in 1995 was a record $1.10, an increase of $.01 from net income per share of $1.09 in 1994.

LIQUIDITY AND SOURCES OF CAPITAL

Cash and cash equivalents were $4.3 million as of December 31, 1996. The Company has $7.0 million in bank short-term lines of credit available for borrowing at December 31, 1996.

The Company also maintains an unsecured revolving credit facility which provides for maximum borrowings of $8.0 million, $3.4 million of which is available. As of December 31, 1996, $3.8 million had been borrowed and $.8 million covered outstanding letters of credit.

During 1996, the Company financed its capital improvements and working capital requirements through internally generated funds and line of credit arrangements with banks. Capital expenditures for 1997 are expected to be financed through internally generated funds and existing credit arrangements.

The ratio of current assets to current liabilities was 4.7 to 1 at December 31, 1996, compared to 3.6 to 1 at December 31, 1995. Management believes that it has adequate working capital and a healthy liquidity position.

IMPACT OF INFLATION

The Company continues to implement programs that improve productivity and efficiency in a stable economy.

The Gorman-Rupp Company and Subsidiaries



TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Thousands of dollars, except per share amounts)
                                                        1996               1995               1994             1993
                                                      --------           --------           --------         --------
OPERATING RESULTS:
   Net sales                                          $155,187           $149,489           $137,508         $131,535
   Gross profit                                         39,127             36,516             35,763           32,699
   Income taxes                                          5,735              5,590              5,625            5,063
   Income (1)                                            9,928              9,461              9,327            8,795
   Return on net sales (%)                                 6.4                6.3                6.8              6.7
   Sales dollars per employee                            159.3              153.8              138.5            133.9

FINANCIAL POSITION:
   Current assets                                    $  71,926           $ 71,401           $ 60,070        $  55,746
   Current liabilities                                  15,199             19,727             16,391           14,382
   Working capital                                      56,727             51,674             43,679           41,364
   Current ratio                                           4.7                3.6                3.7              3.9
   Property, plant and
     equipment - net                                    40,549             42,163             40,879           36,835
   Capital additions                                     4,036              8,229              8,553           10,277
   Total assets                                        117,650            119,816            107,100           98,706
   Shareholders' equity                                 72,737             67,240             61,608           56,911
   Dividends paid                                        4,567              4,466              4,209            4,122
   Average number of employees                             974                972                993              982

SHAREHOLDER INFORMATION:
   Income per share (1)                                  $1.15              $1.10              $1.09            $1.02
   Cash dividends per share                                .53                .52                .49              .48
   Shareholders' equity per share at December 31,         8.44               7.81               7.18             6.63
   Average number of shares outstanding              8,617,168          8,587,466          8,579,633        8,588,493

(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886,000 or $1.38 per share.
*Includes the acquisition of Patterson Pump Company in November 1988.


--------------------------------------------------------------------------------

RANGES OF STOCK PRICES
The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:

                                                   Sales Price of Common Shares                      Dividends Per Share
                                               1996                            1995                     1996       1995
                                       --------------------            -------------------              ----       ----
Quarter                                 High           Low               High          Low
First............................      $16.375      $14.125            $18.250      $15.000             $.13       $.13
Second...........................       15.375       12.000             16.000       14.000              .13        .13
Third............................       14.250       12.250             17.625       13.000              .13        .13
Fourth...........................       14.875       12.875             16.625       14.125              .14        .13

--------------------------------------------------------------------------------

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 14, 1997.

                                                                                    Holders             Shares
                                                                                    -------            ---------
                  Individuals.............................................            1,260            2,574,555
                  Nominees, Brokers and Other ............................               34            6,043,828
                                                                                      -----            ---------
                                                                     TOTAL            1,294            8,618,383
                                                                                      =====            =========

An additional 246,793 Common Shares are held in Treasury.
--------------------------------------------------------------------------------

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1996 and 1995.


(Thousands of dollars, except per share amounts)
QUARTER ENDED 1996      MAR. 31   JUNE 30   SEPT. 30   DEC. 31
                        -------   -------   --------   -------
Net sales............   $38,006   $36,251    $39,625   $41,305
Gross profit.........     8,897     8,918     10,136    11,176
Net income...........     1,974     1,821      2,911     3,222
Net income per share.       .23       .21        .34       .37



Quarter Ended 1995      Mar. 31   June 30   Sept. 30   Dec. 31
                        -------   -------   --------   -------
Net sales............   $36,224   $37,845    $38,231   $37,189
Gross profit.........     9,300     9,270      9,210     8,736
Net income...........     2,508     2,154      2,518     2,281
Net income per share.       .29       .25        .30       .26

            1992                 1991                1990                1989                  1988*               1987
            ----                 ----                ----                ----                  -----               ----

          $126,019             $123,442            $119,715             $114,253            $ 82,750             $ 74,435
            30,975               29,872              28,602               27,663              22,308               20,460
             4,693                4,664               4,888                4,638               4,221                4,851
             7,966                7,689               7,342                6,771               6,618                5,919
               6.3                  6.2                 6.1                  5.9                 8.0                  8.0
             125.6                120.0               120.7                118.6               106.9                 99.2

          $ 50,152             $ 53,642            $ 50,531             $ 48,793            $ 44,118             $ 39,663
            12,380               14,471              14,805               15,871              14,789                6,402
            37,772               39,171              35,726               32,922              29,329               33,261
               4.1                  3.7                 3.4                  3.1                 3.0                  6.2

            30,807               30,838              26,134               24,479              22,795               16,890
             4,496                8,224               4,962                4,844               2,873                2,100
            86,434               85,131              77,643               74,560              68,695               57,119
            52,759               61,256              57,310               53,711              50,476               48,248
             3,923                3,820               3,743                3,667               3,399                3,258
             1,003                1,029                 992                  963                 774                  750

             $ .92                $ .89               $ .85                $ .79               $ .76                $ .68
               .46                  .45                 .44                  .43                 .39                  .38
              6.14                 7.13                6.67                 6.25                5.83                 5.56
         8,594,255            8,594,255           8,594,255            8,594,255           8,655,119            8,682,711


--------------------------------------------------------------------------------

                Report of Ernst & Young LLP, Independent Auditors


Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996, appearing on pages 10 through 14. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Cleveland, Ohio
January 31, 1997