Form 10-K405, Exhibit 13
period 1997-12-31
GORMAN RUPP CO
filed 1998-03-27
CIK 42682

                                                                    Exhibit (13)

                    The Gorman-Rupp Company and Subsidiaries
           Consolidated Statements Of Income And Shareholders' Equity



(Thousands of dollars, except per share amounts)                                               Year ended December 31,
INCOME                                                                                 1997             1996              1995
                                                                                     --------         --------          --------
Net sales.................................................................           $164,862         $155,187          $149,489
Other income..............................................................                706              491             1,304
                                                                                      -------           ------            ------
     Total Income.........................................................            165,568          155,678           150,793

Deductions from income:
     Cost of products sold................................................            123,898          116,060           112,973
     Selling, general and administrative expenses.........................             24,718           23,955            22,769
                                                                                      -------           ------            ------
                                                                                      148,616          140,015           135,742
                                                                                      -------           ------            ------
        Income Before Income Taxes........................................             16,952           15,663            15,051
Income taxes..............................................................              6,340            5,735             5,590
                                                                                      -------           ------            ------
        Net Income  ......................................................            $10,612           $9,928            $9,461
                                                                                      =======           ======            ======


        Basic and Diluted Earnings Per Share..............................              $1.23            $1.15             $1.10
                                                                                        =====            =====             =====



Average number of shares outstanding......................................          8,609,479        8,617,168         8,587,466



SHAREHOLDERS' EQUITY
                                                                                                           Cumulative
                                                                                   Common      Retained    Translation
                                                                                   Shares      Earnings    Adjustments    Total
                                                                                   ------      --------    -----------   -------
Balances December 31, 1994................................................         $5,115      $57,566     ($1,073)      $61,608
Net income................................................................                       9,461                     9,461
Cash dividends - $.52 a share.............................................                      (4,466)                   (4,466)
Sale of 49,289 common shares from treasury................................             32          727                       759
Purchase of 21,250 common shares for treasury.............................            (14)        (304)                     (318)
Translation adjustment....................................................                                      196          196
                                                                                   ------      -------      -------      -------
Balances December 31, 1995................................................          5,133       62,984         (877)      67,240
Net income................................................................                       9,928                     9,928
Cash dividends - $.53 a share.............................................                      (4,567)                   (4,567)
Sale of 10,711 common shares from treasury................................              8          157                       165
Translation adjustment....................................................                                      (29)         (29)
                                                                                   ------      -------      -------      -------
Balances December 31, 1996................................................          5,141       68,502         (906)      72,737
Net income................................................................                      10,612                    10,612
Cash dividends - $.56 a share.............................................                      (4,821)                   (4,821)
Sale of 11,768 common shares from treasury................................              8          211                       219
Purchase of 20,783 common shares for treasury.............................            (14)        (361)                     (375)
Translation adjustment....................................................                                     (312)        (312)
                                                                                   ------      -------      -------      -------
Balances December 31, 1997................................................         $5,135      $74,143      ($1,218)     $78,060
                                                                                   ======      =======      =======      =======



See notes to consolidated financial statements.

                    The Gorman-Rupp Company and Subsidiaries
                           Consolidated Balance Sheets


(Thousands of dollars)                                                                                        December 31,
ASSETS                                                                                                  1997               1996
                                                                                                       ------            -------
Current Assets
   Cash and cash equivalents.............................................................              $  836            $ 4,284
   Short-term investments................................................................               6,901                  -
   Accounts receivable...................................................................              31,263             29,894
   Inventories...........................................................................              39,761             33,621
   Deferred income taxes.................................................................               2,068              3,086
   Other current assets..................................................................                 866              1,041
                                                                                                     --------           --------
          Total Current Assets...........................................................              81,695             71,926
Other Assets.............................................................................                 816                786
Deferred Income Taxes....................................................................               4,435              4,389
Property, Plant and Equipment
      Land...............................................................................               1,611                898
      Buildings..........................................................................              25,875             25,542
      Machinery and equipment............................................................              59,511             58,227
                                                                                                     --------           --------
                                                                                                       86,997             84,667
      Less allowances for depreciation...................................................              46,078             44,118
                                                                                                     --------           --------
          Property, Plant and Equipment - Net ...........................................              40,919             40,549
                                                                                                     --------           --------
                                                                                                     $127,865           $117,650
                                                                                                     ========           ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable......................................................................             $ 7,669            $ 6,659
   Payrolls and related liabilities......................................................               2,607              2,535
   Commissions payable...................................................................               2,160              2,002
   Accrued expenses .....................................................................               2,155              2,213
   Income taxes..........................................................................               1,459              1,101
   Accrued medical benefits .............................................................                 986                689
                                                                                                     --------           --------
          Total Current Liabilities......................................................              17,036             15,199
Long-Term Debt...........................................................................               6,689              3,796
Pension Liability........................................................................               1,418              1,921
Postretirement Health Benefits Obligation................................................              24,662             23,997
Shareholders' Equity
   Common Shares, without par value: Authorized - 14,000,000 shares;
          Outstanding- 8,609,368 shares in 1997 and 8,618,383 shares in 1996
          (after deducting treasury shares of 255,808 in 1997 and 246,793 in
          1996) at stated capital amount..................................................              5,135              5,141
   Retained earnings.....................................................................              74,143             68,502
   Cumulative translation adjustments....................................................              (1,218)              (906)
                                                                                                     --------           --------
          Total Shareholders' Equity.....................................................              78,060             72,737
                                                                                                     --------           --------
                                                                                                     $127,865           $117,650
                                                                                                     ========           ========



See notes to consolidated financial statements.

                    The Gorman-Rupp Company and Subsidiaries
                      Consolidated Statements Of Cash Flows


                                                                                              Year Ended December 31,
(Thousands of dollars)                                                                1997              1996             1995
                                                                                    -------            ------           ------
Cash flows from operating activities:
   Net income.............................................................          $10,612            $9,928           $9,461
   Adjustments to reconcile net income to net cash
      provided by operating activities:
          Depreciation and amortization...................................            5,959             5,675            5,173
          Gain on disposal of assets......................................                -                 -             (681)
          Deferred income taxes...........................................              972               791             (122)
          Pension liability...............................................             (503)             (298)             707
          Changes in operating assets and liabilities:
            Accounts receivable...........................................           (1,369)            2,058           (9,180)
            Inventories...................................................           (6,140)             (788)          (2,019)
            Accounts payable..............................................            1,010              (849)           1,727
            Postretirement health benefits obligation.....................              665               555              568
            Other.........................................................              660               792              357
                                                                                    -------            ------           ------
            Net cash provided by operating activities.....................           11,866            17,864            5,991

Cash flows from investing activities:
   Capital additions, net.................................................           (6,329)           (4,036)          (8,229)
   Proceeds from sale of assets...........................................                -                 -            2,478
   Purchases of short-term investments....................................          (25,689)                -                -
   Proceeds from short-term investments...................................           18,788                 -                -
                                                                                    -------            ------           ------
            Net cash used for investing activities........................          (13,230)           (4,036)          (5,751)

Cash flows from financing activities:
   Cash dividends ........................................................           (4,821)           (4,567)          (4,466)
   Net borrowings from (payments to) banks................................            2,893            (8,392)           3,973
   Sale of common shares from treasury....................................              219               165              759
   Purchase of common shares for treasury.................................             (375)                -             (318)
                                                                                    -------            ------           ------
            Net cash used for financing activities........................           (2,084)          (12,794)             (52)
                                                                                    -------            ------           ------

            Net increase (decrease) in cash
            and cash equivalents..........................................           (3,448)            1,034              188

Cash and cash equivalents:
   Beginning of year......................................................            4,284             3,250            3,062
                                                                                    -------            ------           ------
   End of year ...........................................................             $836            $4,284           $3,250
                                                                                    =======            ======           ======




See notes to consolidated financial statements.

                    The Gorman-Rupp Company and Subsidiaries
                   Notes To Consolidated Financial Statements


Note A - Summary of Major Accounting Policies Consolidation: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents and Short-term Investments: The Company considers highly liquid, short-term investments to be cash equivalents. Short-term investments consist of certificates of deposits having maturities of less than one year. Because of their short maturity, the carrying amounts of the investments are valued at cost which approximates market value.

Inventories: Inventories are stated at the lower of cost or market. At December 31, 1997, retroactive to January 1, 1997, the Company extended the use of the last-in, first-out (LIFO) method to its remaining United States inventories to better match the cost of products sold with related revenues. This change decreased 1997 net income by $246,000 (equal to $.03 per share). The cumulative impact of this change on prior periods is not determinable. The cost for approximately 96% and 65% of inventories at December 31, 1997 and 1996, respectively, is determined using the LIFO method, with the remainder determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life is primarily 30 years for buildings and ranges from 5 to 12 years for machinery and equipment.

Business Segment Information: The Company operates principally in one business segment, the manufacture and sale of pumps and other fluid control equipment. Export sales comprised approximately 15%, 12% and 11% of net sales in 1997, 1996 and 1995, respectively. The Company must adopt Statement of Financial Accounting Standards (FAS) No.131 "Disclosures about Segments of an Enterprise and Related Information" no later than December 31, 1998.

Concentration of Credit Risk: The Company normally does not require collateral from its customers and has generally had a good collection history.

Revenue Recognition: The Company recognizes revenues at the point of passage of title, which is generally at the time of shipment to the customer.

Earnings Per Share: In 1997 the Company adopted FAS No. 128, "Earnings per Share." Statement 128 replaces the previously reported primary earnings per share calculations with basic earnings per share. Adoption of Statement 128 did not have any impact on the Company's disclosures as the Company has no dilutive securities.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform to the current year presentation.

Note B - Inventories: The major components of inventories are as follows:

---------------------------------------------------------------
(Thousands of dollars)                    1997         1996
---------------------------------------------------------------

Raw materials and in-process........    $23,749      $16,793
Finished parts......................     12,471       13,352
Finished products...................      3,541        3,476
                                        -------      -------
                                        $39,761      $33,621
                                        =======      =======
---------------------------------------------------------------

The excess of replacement cost over LIFO cost is approximately $21,500,000 and $20,287,000 at December 31, 1997 and 1996, respectively.

Note C - Financing Arrangements: Under unsecured demand lines of credit with banks, the Company may borrow up to $7.3 million with interest at LIBOR plus
 .75% or at alternative rates as selected by the Company. At December 31, 1997, $7.3 million was available for borrowing.

The Company also has a $10.0 million unsecured revolving loan agreement which matures in May 1999. At December 31, 1997, $2.0 million was available for borrowing after deducting $6.7 million of outstanding borrowings due in 1999 and $1.3 million of outstanding letters of credit. Interest is payable quarterly at LIBOR plus .75% or at alternative rates as selected by the Company (weighted-average interest rate 6.2% and 5.8% at December 31, 1997 and 1996, respectively). The agreement contains restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios.

Interest expense was $238,000, $330,000 and $602,000 in 1997, 1996 and 1995,
respectively.

                    The Gorman-Rupp Company and Subsidiaries
                   Notes To Consolidated Financial Statements


Note D - Income Taxes: The components of income before income taxes are:

------------------------------------------------------------------------
(Thousands of dollars)          1997        1996       1995
------------------------------------------------------------------------

United States..............    $16,021     $14,902   $14,258
Canada.....................        931         761       793
                               -------     -------   -------
                               $16,952     $15,663   $15,051
                               =======     =======   =======

------------------------------------------------------------------------
The components of income tax expense are as follows:

------------------------------------------------------------------------
(Thousands of dollars)          1997        1996       1995
------------------------------------------------------------------------

Current:
  Federal..................     $4,301      $4,124    $4,669
  Canadian.................        454         313       393
  State and local..........        613         507       650
                                ------      ------    ------
                                 5,368       4,944     5,712
Deferred...................        972         791      (122)
                                ------      ------    ------
                                $6,340      $5,735    $5,590
                                ======      ======    ======

--------------------------------------------------------------------------------
The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

-------------------------------------------------------------------------------
(Thousands of dollars)          1997        1996       1995
-------------------------------------------------------------------------------

Income taxes at
     statutory rate........     $5,933      $5,482    $5,268
State and local income
     taxes, net of federal
     tax benefit...........        399         330       423
Other......................          8         (77)     (101)
                                ------      ------    ------
                                $6,340      $5,735    $5,590
                                ======      ======    ======

-------------------------------------------------------------------------------
Deferred tax assets (liabilities) consist of the following:

-------------------------------------------------------------------------------
(Thousands of dollars)          1997        1996       1995
-------------------------------------------------------------------------------

Current:
  Inventories..............   $     64     $1,333     $1,226
  Accrued liabilities......      2,004      1,753      1,331
                                ------     ------     ------
                                 2,068      3,086      2,557
Non-current:
  Depreciation.............     (5,217)    (5,033)    (3,883)
  Postretirement health
     benefits obligation...      9,815      9,551      9,002
  Other....................       (163)      (129)       590
                                ------     ------     ------
                                 4,435      4,389      5,709
                                ------     ------     ------
                                $6,503     $7,475     $8,266
                                ======     ======     ======


--------------------------------------------------------------------------------
The Company made income tax payments of $5,000,000, $4,600,000 and $5,600,000 in 1997, 1996 and 1995, respectively.

Note E - Pensions: The Company has a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax deductible contribution. The plan provides benefits based upon years of service and compensation.

The components of pension expense are as follows:

--------------------------------------------------------------------------
(Thousands of dollars)                       1997       1996       1995
--------------------------------------------------------------------------

Service cost - benefits earned             $ 1,312    $ 1,172   $   851
Interest cost......................          1,678      1,624     1,376
Return on plan assets..............         (3,201)    (2,220)   (2,443)
Net amortization and deferral .....          1,405        657     1,038
                                           -------    -------   -------
                                           $ 1,194    $ 1,233   $   822
                                           =======    =======   =======

--------------------------------------------------------------------------
The funded status of the Plan at November 1, 1997 and 1996 is as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                                   1997            1996
--------------------------------------------------------------------------------

Actuarial present value of
     accumulated benefit obligation:
        Vested ................................       $ 16,713         $ 15,936
        Non-vested ............................          1,058            1,170
                                                      --------         --------
                                                      $ 17,771         $ 17,106
                                                      ========         ========
Plan assets at fair value .....................       $ 24,300         $ 21,714
Actuarial present value of projected
     benefit obligation .......................        (25,867)         (24,150)
                                                      --------         --------
Plan assets less than projected
     benefit obligation .......................         (1,567)          (2,436)
Unrecognized net loss .........................            927            1,433
Unrecognized transition asset .................           (869)          (1,043)
Unrecognized prior service cost ...............             91              125
                                                      --------         --------
Net pension (liability) at December 31 ........       $ (1,418)        $ (1,921)
                                                      ========         ========
--------------------------------------------------------------------------------

The projected benefit obligation was determined using an assumed discount rate of 7.25% in 1997 and 1996. The assumed rate of annual compensation increase used in 1997 and 1996 to compute the projected benefit obligation was 4.5%.

                    The Gorman-Rupp Company and Subsidiaries
                   Notes To Consolidated Financial Statements



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

The following table presents the plan's funded status reconciled with amounts recognized in the Company's balance sheets.

--------------------------------------------------------------------------------
(Thousands of dollars)                       1997       1996
--------------------------------------------------------------------------------

Accumulated postretirement
     health benefits obligation:
        Retirees......................     $ 6,935    $ 5,901
        Fully eligible active
               plan participants......       6,524      5,333
        Other active plan participants       4,356      4,268
                                           -------    -------
Accumulated benefits obligation.......      17,815     15,502

Unrecognized assets:
     Net gain.........................       2,789      3,913
     Prior service cost...............       4,058      4,582
                                           -------    -------
Accrued postretirement health
     benefits obligation..............     $24,662    $23,997
                                           =======    =======

--------------------------------------------------------------------------------
Postretirement health benefits expense includes the following components:

--------------------------------------------------------------------------------
(Thousands of dollars)          1997         1996       1995
--------------------------------------------------------------------------------


Service cost..............      $  974      $  675    $  661
Interest cost.............       1,099       1,138     1,336
Net amortization of
      unrecognized assets.        (765)       (655)     (556)
                                ------      ------    ------
                                $1,308      $1,158    $1,441
                                ======      ======    ======

--------------------------------------------------------------------------------
The weighted-average discount rate used in determining the accumulated postretirement health benefits obligation was 7.25% in 1997 and 1996. The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for 1997 is 8.0-9.5%, (8.5-10.0% in 1996) depending on the age of the retiree, and is assumed to decrease gradually to 5.0% by 2006 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement health benefits obligation as of December 31, 1997 by $2,450,000 and postretirement health benefits expense for the year ended December 31, 1997 by $386,000.

                    The Gorman-Rupp Company and Subsidiaries
         Management's Discussion And Analysis Of Financial Condition And
                             Results Of Operations


1997 Compared to 1996

The Company achieved record net sales and net income in 1997, marking the eleventh consecutive year for those accomplishments. Net sales increased 6.2% in 1997 to $164.9 million compared to $155.2 million in 1996. Real growth accounted for increases of 3 to 4 percent while the remainder of the growth was the result of increases in the prices of products sold coupled with product mix. Generally, business at the Mansfield Division remained flat in 1997; increased commercial business nearly offset the reduction in government sales due to the completion of a large government contract in mid-year 1996. Patterson Pump Company sales increased $8.5 million in 1997 resulting from an increase in pump sales and a full year of shipments against a long-term agreement with a major customer for fabricated products.

Other income amounted to $706,000 in 1997 compared to $491,000 in 1996 and results principally from interest income earned on the investment of funds. The increase in 1997 was the result of increased investments in short-term securities.

Cost of products sold in 1997, as a percentage of net sales, was 75.2%, compared to 74.8% in 1996. The increase in 1997 cost of products sold as a percentage of net sales was principally the result of product mix and the increased material and labor intensive production of product at Patterson Pump Company.

Selling, general and administrative expense was 15.0% of net sales in 1997, compared to 15.4% in 1996. The reduction in 1997 selling, general and administrative expense as a percent to net sales principally resulted from increased sales volume and the reduction in expenses incurred in 1996 and 1995 associated with the design and implementation of upgraded information management systems.

The effective income tax rate was 37.4% in 1997, compared to 36.6% in 1996. (See Note D to the financial statements.)

Net income in 1997 increased 6.9% to a record $10.6 million from $9.9 million in 1996. Net income as a percent of net sales was 6.4% in 1997 and 1996. Earnings per share increased 8 cents to a record $1.23 compared to $1.15 in 1996.

1996 Compared to 1995

1996 was the tenth consecutive year the Company achieved record sales and income. Sales amounted to $155.2 million in 1996, compared to $149.5 million in 1995, an increase of 3.8%. The increase was principally the result of overall increases in the prices of products sold and product mix. In mid-year, the Mansfield Division completed a government contract which began in 1995 and the reduction in sales was more than offset in the second half of 1996 by commercial business. Also, Patterson Pump Company began shipping product the second half of 1996 under a restructured agreement with a major customer which schedules shipments annually through 1999.

Other income in 1996 was $491,000 compared to $1,304,000 in 1995. In 1996 other income was principally the result of interest earned on short-term investments compared to 1995 which also included income from leased facilities and gains on the sale of assets.

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

Liquidity and Sources of Capital

Cash and cash equivalents and short-term investments totalled $7.7 million as of December 31, 1997. In addition, the Company has $7.3 million in bank short-term lines of credit, all of which are unused.

The Company also maintains an unsecured revolving credit facility, expiring in 1999, which provides for maximum borrowings of $10.0 million, $2.0 million of which is available. As of December, 31, 1997, $6.7 million had been borrowed and $1.3 million covered outstanding letters of credit. Although the facility contains restrictive covenants which limit additional borrowings and require maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

During 1997, the Company financed its capital improvements and working capital requirements through internally generated funds and line of credit arrangements with banks. Capital expenditures for 1998, estimated to be $8.0 to $9.0 million, are expected to be financed through internally generated funds and existing credit arrangements.

The ratio of current assets to current liabilities was 4.8 to 1 at December 31, 1997, compared to 4.7 to 1 at December 31, 1996. Management believes that it has adequate working capital and a healthy liquidity position.

Impact of Year 2000

New management information systems installed over the years through 1996 have upgraded software functionality. Costs of the new systems were capitalized; certain implementation costs were expensed. Management believes that with the new systems in place, and following the upgrades to those systems scheduled in 1998, the year 2000 issue will not pose significant computer system operational problems. The costs of these upgrades, which will be expensed, and any other year 2000 costs are not expected to be material.

Management continues to assess the extent of necessary modifications to its operating activities and vendor and customer readiness and, to date, no significant issues have been identified.

                    The Gorman-Rupp Company and Subsidiaries
                   Ten Year Summary Of Selected Financial Data


(Thousands of dollars, except per share amounts)
                                                                      1997             1996            1995            1994
                                                                    --------        --------         --------        --------
Operating Results:
   Net sales                                                        $164,862        $155,187         $149,489        $137,508
   Gross profit                                                       40,964          39,127           36,516          35,763
   Income taxes                                                        6,340           5,735            5,590           5,625
   Income (1)                                                         10,612           9,928            9,461           9,327
   Return on net sales (%)                                               6.4             6.4              6.3             6.8
   Sales dollars per employee                                          161.0           159.3            153.8           138.5
Financial Position:
   Current assets                                                  $  81,695       $  71,926         $ 71,401        $ 60,070
   Current liabilities                                                17,036          15,199           19,727          16,391
   Working capital                                                    64,659          56,727           51,674          43,679
   Current ratio                                                         4.8             4.7              3.6             3.7
   Property, plant and
     equipment - net                                                  40,919          40,549           42,163          40,879
   Capital additions                                                   6,329           4,036            8,229           8,553
   Total assets                                                      127,865         117,650          119,816         107,100
   Shareholders' equity                                               78,060          72,737           67,240          61,608
   Dividends paid                                                      4,821           4,567            4,466           4,209
   Average number of employees                                         1,024             974              972             993
Shareholder Information:
   Basic and diluted earnings per share (1)                            $1.23           $1.15            $1.10           $1.09
   Cash dividends per share                                              .56             .53              .52             .49
   Shareholders' equity per share at December 31,                       9.07            8.44             7.81            7.18
   Average number of shares outstanding                            8,609,479       8,617,168        8,587,466       8,579,633

(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886,000 or $1.38 per share.
*Includes the acquisition of Patterson Pump Company in November 1988.
--------------------------------------------------------------------------------


Summary of Quarterly Results of Operations
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1997 and 1996.



(Thousands of dollars, except per share amounts)
Quarter Ended 1997                                          Mar. 31        June 30       Sept. 30      Dec. 31         Total
                                                            -------        -------       --------      -------      --------
Net sales.............................................      $40,530        $40,163        $42,278      $41,891      $164,862
Gross profit..........................................        9,907         10,572         10,775        9,710        40,964
Net income............................................        2,736          2,812          3,008        2,056        10,612
Basic and diluted earnings per share..................          .32            .32            .35          .24          1.23



Quarter Ended 1996                                          Mar. 31        June 30       Sept. 30      Dec. 31         Total
                                                            -------        -------       --------      -------         -----
Net sales.............................................      $38,006        $36,251        $39,625      $41,305      $155,187
Gross profit..........................................        8,897          8,918         10,136       11,176        39,127
Net income............................................        1,974          1,821          2,911        3,222         9,928
Basic and diluted earnings per share..................          .23            .21            .34          .37          1.15

            1993                 1992                1991                1990                  1989                1988*
          --------             --------            --------             --------            --------             --------

          $131,535             $126,019            $123,442             $119,715            $114,253             $ 82,750
            32,699               30,975              29,872               28,602              27,663               22,308
             5,063                4,693               4,664                4,888               4,638                4,221
             8,795                7,966               7,689                7,342               6,771                6,618
               6.7                  6.3                 6.2                  6.1                 5.9                  8.0
             133.9                125.6               120.0                120.7               118.6                106.9

          $ 55,746             $ 50,152            $ 53,642             $ 50,531            $ 48,793             $ 44,118
            14,382               12,380              14,471               14,805              15,871               14,789
            41,364               37,772              39,171               35,726              32,922               29,329
               3.9                  4.1                 3.7                  3.4                 3.1                  3.0

            36,835               30,807              30,838               26,134              24,479               22,795
            10,277                4,496               8,224                4,962               4,844                2,873
            98,706               86,434              85,131               77,643              74,560               68,695
            56,911               52,759              61,256               57,310              53,711               50,476
             4,122                3,923               3,820                3,743               3,667                3,399
               982                1,003               1,029                  992                 963                  774

            $ 1.02                $ .92               $ .89                $ .85               $ .79                $ .76
               .48                  .46                 .45                  .44                 .43                  .39
              6.63                 6.14                7.13                 6.67                6.25                 5.83
         8,588,493            8,594,255           8,594,255            8,594,255           8,594,255            8,655,119

--------------------------------------------------------------------------------


                Report of Ernst & Young LLP, Independent Auditors


Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997, appearing on pages 10 through 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                              /s/ Ernst & Young LLP

Cleveland, Ohio
January 30, 1998

                             Shareholder Information



Ranges of Stock Prices
The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:

                                                   Sales Price of Common Shares                       Dividends Per Share
                                               1997                            1996                     1997       1996
                                      ---------------------           --------------------             -----      ------
Quarter                                 High           Low              High          Low
First............................     $16.6250     $13.3750           $16.3750     $14.1250             $.14       $.13
Second...........................      18.8750      14.8750            15.3750      12.0000              .14        .13
Third............................      19.8750      17.3750            14.2500      12.2500              .14        .13
Fourth...........................      22.2500      17.8125            14.8750      12.8750              .14        .14

--------------------------------------------------------------------------------

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 13, 1998.

                                                                                    Holders             Shares
                                                                                    -------            ---------
                  Individuals.............................................            1,206            2,487,276
                  Nominees, Brokers and Others............................               27            6,128,240
                                                                                      -----            ---------
                                                                     Total            1,233            8,615,516
                                                                                      =====            =========

An additional 249,660 Common Shares are held in Treasury.
--------------------------------------------------------------------------------

Principal Office                          Dividend Reinvestment Plan                SEC Form 10-K

The Gorman-Rupp Company
305 Bowman Street                         A common stock dividend                   The SEC Annual Report Form 10-K
Mansfield, Ohio 44903-1600                reinvestment plan is available            is available free of charge by
                                          to Gorman-Rupp shareholders               written request to:
                                          through National City Bank,
Mailing Address                           Cleveland, Ohio. Shareholders             Robert E. Kirkendall
                                          interested in reinvesting their           Corporate Secretary
The Gorman-Rupp Company                   Gorman-Rupp cash dividends in
P. O. Box 1217                            additional common shares should           The Gorman-Rupp Company
Mansfield, Ohio 44901-1217                write to the Company, Attention:          P. O. Box 1217
Phone    419-755-1011                     Corporate Secretary, for a copy           Mansfield, Ohio 44901-1217
Fax      419-755-1233                     of the reinvestment brochure.
                                                                                    Phone    419-755-1294
                                                                                    Fax      419-755-1233
World Wide Web address:
www.gormanrupp.com
                                          Direct Dividend Deposit
                                                                                    Additional Information:

Exchange Listing                          Gorman-Rupp offers direct                 James C. Gorman
                                          dividend deposit, which                   Chairman
American Stock Exchange                   automatically deposits your               419-755-1223
Symbol GRC                                dividend check into your
                                          checking or savings account.
                                          Your dividend is available to
Incorporated                              you on payment date so you may            John A. Walter
                                          start earning interest earlier.           President and
April 18, 1934, under the laws            And, your money is deposited              Chief Executive Officer
of the State of Ohio                      even if you're away.                      419-755-1312

                                          For additional information, call          Jeffrey S. Gorman
                                          a customer service                        Senior Vice President
                                          representative at National City           419-755-1353
                                          Bank.
Transfer Agent and Registrar

National City Bank                        800-622-6757                              Kenneth E. Dudley
P. O. Box 92301                                                                     Treasurer
Cleveland, Ohio 44193-0900                                                          419-755-1235
                                          Annual Meeting
800-622-6757
                                          The annual meeting of the                 Robert E. Kirkendall
                                          shareholders of The Gorman-Rupp           Corporate Secretary and
                                          Company will be held at the               Assistant Treasurer
                                          Company's Training Center, 270            419-755-1294
                                          West Sixth Street, Mansfield,
                                          Ohio, on Thursday, April 16,
                                          1998 at 10:00 a.m., Eastern
                                          Daylight Time.

THE GORMAN-RUPP COMPANY                THE GORMAN-RUPP
305 Bowman Street                      INTERNATIONAL COMPANY*
P.O. Box 1217                          305 Bowman Street
Mansfield, OH  44901-1217              P.O. Box 1217
Phone 419-755-1011                     Mansfield, OH  44901-1217
FAX   419-755-1233                     Phone 419-755-1011
                                       FAX   419-755-1266
World Wide Web address:
www.gormanrupp.com

GORMAN-RUPP                            IPT PUMPS DIVISION
INDUSTRIES DIVISION                    P.O. Box 2818
180 Hines Avenue                       Mansfield, OH  44906
Bellville, OH  44813                    Phone 419-755-1490
Phone 419-886-3001                     FAX   419-755-1495
FAX   419-886-2338

GORMAN-RUPP OF CANADA LTD.*             PATTERSON PUMP COMPANY*
70 Burwell Road                         U.S. Highway 123 South
St. Thomas, Ontario N5P 3R7             P.O. Box 790
Phone 519-631-2870                      Toccoa, GA  30577
FAX   519-631-4624                      Phone 706-886-2101
                                        FAX   706-886-0023
RAMPARTS DIVISION
15601 West 19th Place
P.O. Box 697
Sand Springs, OK  74063
Phone 918-245-9555
FAX   918-245-8014

* Subsidiary Companies - 100% owned


SAFE HARBOR STATEMENT
This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (8) successful identification and conversion of computer systems to address the year 2000 issue by the Company, suppliers and vendors.

                                        23