Form 10-K405, Exhibit 13
period 1998-12-31
GORMAN RUPP CO
filed 1999-03-29
CIK 42682

                                                                      Exhibit 13
                           Consolidated Statements of
                        Income And Shareholders' Equity


(Thousands of dollars, except per share amounts)
                                                              YEAR ENDED DECEMBER 31,
INCOME                                                  1998           1997        1996
                                                        ----           ----        ----
Net sales ....................................        $171,245     $164,862     $155,187
Other income .................................           1,001          706          491
                                                       -------      -------      -------
     TOTAL INCOME ............................         172,246      165,568      155,678

Deductions from income:
   Cost of products sold ......................        127,532      123,898      116,060
   Selling, general and administrative expenses         25,562       24,718       23,955
                                                       -------      -------      -------
                                                       153,094      148,616      140,015
                                                       -------      -------      -------
     INCOME BEFORE INCOME TAXES ..............          19,152       16,952       15,663
Income taxes .................................           7,400        6,340        5,735
                                                       -------      -------      -------
     NET INCOME ..............................         $11,752      $10,612       $9,928
                                                       =======      =======      =======

     BASIC AND DILUTED EARNINGS PER SHARE ....           $1.37        $1.23        $1.15
                                                         =====        =====        =====

Average number of shares outstanding .........       8,599,713    8,609,479    8,617,168


SHAREHOLDERS' EQUITY                                                     ACCUMULATED
                                                                            OTHER
                                                    COMMON    RETAINED   COMPREHENSIVE
                                                    SHARES    EARNINGS   INCOME (LOSS)  TOTAL
                                                    ------    --------   -------------  -----
BALANCES DECEMBER 31, 1995 .......................  $5,133     $62,984     $  (877)    $67,240
Comprehensive income:
Net income .......................................               9,928                   9,928
Foreign currency translation adjustments .........                             (29)        (29)
                                                                                        ------
Total comprehensive income .......................                                       9,899

Sale of 10,711 common shares from treasury .......       8         157                     165
Cash dividends - $.53 a share ....................              (4,567)                 (4,567)
                                                    ------      ------      ------      ------
BALANCES DECEMBER 31, 1996 .......................   5,141      68,502        (906)     72,737

Comprehensive income:
Net income .......................................              10,612                  10,612
Foreign currency translation adjustments .........                            (312)       (312)
                                                                                         -----
Total comprehensive income .......................                                      10,300

Sale of 11,768 common shares from treasury .......       8         211                     219
Purchase of 20,783 common shares for treasury ....     (14)       (361)                   (375)
Cash dividends - $.56 a share ....................              (4,821)                 (4,821)
                                                    ------      ------      ------      ------
BALANCES DECEMBER 31, 1997 .......................   5,135      74,143      (1,218)     78,060

Comprehensive income:
Net income .......................................              11,752                  11,752
Foreign currency translation adjustments .........                            (506)       (506)
                                                                                        ------
Total comprehensive income .......................                                      11,246

Sale of 59,848 common shares from treasury .......      39       1,027                   1,066
Purchase of 87,980 common shares for treasury ....     (58)     (1,625)                 (1,683)
Cash dividends - $.58 a share ....................              (4,983)                 (4,983)
                                                    ------      ------      ------      ------
BALANCES DECEMBER 31, 1998 .......................  $5,116     $80,314     $(1,724)    $83,706
                                                    ======      ======      ======      ======

See notes to consolidated financial statements

                                                                    Consolidated
                                                                  Balance Sheets

(Thousands of dollars)                                                                         DECEMBER 31,
ASSETS                                                                                     1998          1997
                                                                                           ----          ----

CURRENT ASSETS
   Cash and cash equivalents ........................................................   $  2,359     $    836
   Short-term investments ...........................................................      6,306        6,901
   Accounts receivable ..............................................................     26,282       31,263
   Inventories ......................................................................     38,323       39,761
   Deferred income taxes ............................................................      4,214        2,068
   Other current assets .............................................................      1,072          866
                                                                                         -------      -------
         TOTAL CURRENT ASSETS .......................................................     78,556       81,695

OTHER ASSETS ........................................................................        632          816

DEFERRED INCOME TAXES ...............................................................      4,373        4,435

PROPERTY, PLANT AND EQUIPMENT
     Land ...........................................................................      1,611        1,611
     Buildings ......................................................................     28,093       25,875
     Machinery and equipment ........................................................     63,659       59,511
                                                                                         -------      -------
                                                                                          93,363       86,997

     Less allowances for depreciation ...............................................     49,447       46,078
                                                                                         -------      -------
         PROPERTY, PLANT AND EQUIPMENT - NET ........................................     43,916       40,919
                                                                                         -------      -------
                                                                                        $127,477     $127,865
                                                                                         =======      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable..................................................................   $  8,666     $  7,669
   Payrolls and related liabilities .................................................      2,925        2,607
   Commissions payable ..............................................................      2,055        2,160
   Accrued expenses .................................................................      2,203        2,155
   Income taxes .....................................................................        543        1,459
   Accrued medical benefits .........................................................      1,039          986
                                                                                         -------      -------
         TOTAL CURRENT LIABILITIES ..................................................     17,431       17,036

LONG-TERM DEBT ......................................................................        783        6,689

POSTRETIREMENT BENEFITS .............................................................     25,557       26,080

SHAREHOLDERS' EQUITY
   Common Shares, without par value: Authorized - 14,000,000 shares;
         Outstanding-8,581,236 shares in 1998 and 8,609,368 shares in 1997
         (after deducting treasury shares of 283,940 in 1998 and 255,808 in 1997)
         at stated capital amount ...................................................      5,116        5,135
   Retained earnings ................................................................     80,314       74,143
   Accumulated other comprehensive income (translation adjustments) .................     (1,724)      (1,218)
                                                                                         -------      -------
         TOTAL SHAREHOLDERS' EQUITY .................................................     83,706       78,060
                                                                                         -------      -------
                                                                                        $127,477     $127,865
                                                                                         =======      =======

                                                                              11

See notes to consolidated financial statements

                Consolidated Statements
                    Of Cash Flows



                                                               YEAR ENDED DECEMBER 31,
                                                           1998         1997         1996
(Thousands of dollars)                                     ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income ............................................ $ 11,752     $ 10,612     $  9,928
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization .....................    6,330        5,959        5,675
    Deferred income taxes .............................   (2,084)         972          791
    Changes in operating assets and liabilities:
     Accounts receivable ..............................    4,981       (1,369)       2,058
     Inventories ......................................    1,438       (6,140)        (788)
     Accounts payable .................................      997        1,010         (849)
     Postretirement benefits ..........................     (523)         162          257
     Other ............................................     (989)         660          792
                                                        --------     --------     --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES ........   21,902       11,866       17,864

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital additions, net ..............................   (9,327)      (6,329)      (4,036)
  Purchases of short-term investments .................  (18,193)     (25,689)          --
  Proceeds from short-term investments ................   18,788       18,788           --
  Other ...............................................     (141)          --           --
                                                        --------     --------     --------
     NET CASH USED FOR INVESTING ACTIVITIES ...........   (8,873)     (13,230)      (4,036)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends ......................................   (4,983)      (4,821)      (4,567)
  Net borrowings from (payments to) banks .............   (5,906)       2,893       (8,392)
  Sale of common shares from treasury .................    1,066          219          165
  Purchase of common shares for treasury ..............   (1,683)        (375)          --
                                                        --------     --------     --------
     NET CASH USED FOR FINANCING ACTIVITIES ...........  (11,506)      (2,084)     (12,794)
                                                        --------     --------     --------
     NET INCREASE (DECREASE) IN CASH
       AND CASH EQUIVALENTS ...........................    1,523       (3,448)       1,034
CASH AND CASH EQUIVALENTS:
  Beginning of year ...................................      836        4,284        3,250
                                                        --------     --------     --------
  END OF YEAR ......................................... $  2,359     $    836     $  4,284
                                                        ========     ========     ========


See notes to consolidated financial statements.

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

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company considers highly liquid, short-term investments to be cash equivalents. Short-term investments consist of certificates of deposit having maturities of less than one year. Because of their short maturity, the carrying amounts of the investments are valued at cost which approximates market value.

INVENTORIES: Inventories are stated at the lower of cost or market. The cost for approximately 97% and 96% of inventories at December 31, 1998 and 1997, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. At December 31, 1997, retroactive to January 1, 1997, the Company extended the use of the LIFO method to the remaining United States inventories to better match the cost of products sold with related revenues. This change decreased 1997 net income by $246,000 (equal to $.03 per share).

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life is primarily 30 years for buildings and ranges from 5 to 12 years for machinery and equipment. Long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.

CONCENTRATION OF CREDIT RISK: The Company does not require collateral from its customers and has generally had a good collection history.

REVENUE RECOGNITION: The Company recognizes revenues at the point of passage of title, which is generally at the time of shipment to the customer.

ADVERTISING: The Company expenses all advertising costs as incurred which, for the years ended December 31, 1998, 1997 and 1996, totaled $2,861,000, $2,295,000 and $2,598,000, respectively.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B - INVENTORIES: The major components of inventories are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                                  1998            1997
--------------------------------------------------------------------------------
Raw materials and in-process ...............           $21,335           $23,749
Finished parts .............................            13,617            12,471
Finished products ..........................             3,371             3,541
                                                       -------           -------
                                                       $38,323           $39,761
                                                       =======           =======
--------------------------------------------------------------------------------

The excess of replacement cost over LIFO cost is approximately $22,369,000 and $21,500,000 at December 31, 1998 and 1997, respectively.

NOTE C - FINANCING ARRANGEMENTS: Under unsecured demand lines of credit with banks, the Company may borrow up to $10.3 million with interest at LIBOR plus
 .75% or at alternative rates as selected by the Company. At December 31, 1998, $10.3 million is available for borrowing.

The Company also has an $8.0 million unsecured revolving loan agreement which matures in May 2001. At December 31, 1998, $6.3 million is available for borrowing after deducting $783,000 of outstanding borrowings due in 2001 and $900,000 of outstanding letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company (weighted-average interest rate 6.1% and 6.2% at December 31, 1998 and 1997, respectively). Although the agreement contains restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

Interest expense was $188,000, $238,000 and $330,000 in 1998, 1997 and 1996,
respectively.

Notes to Consolidated
 Financial Statements

NOTE D - INCOME TAXES: The components of income before income taxes are:

--------------------------------------------------------------------------------
(Thousands of dollars)                1998              1997               1996
--------------------------------------------------------------------------------

United States ............           $18,315           $16,021           $14,902
Foreign ..................               837               931               761
                                     -------           -------           -------
                                     $19,152           $16,952           $15,663
                                     =======           =======           =======
--------------------------------------------------------------------------------

The components of income tax expense are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                  1998          1997          1996
--------------------------------------------------------------------------------
Current:
  Federal ................             $8,386        $4,301       $4,124
  Canadian ...............                409           454          313
  State and local ........                689           613          507
                                      -------       -------      -------
                                        9,484         5,368        4,944
Deferred .................             (2,084)          972          791
                                      -------       -------      -------
                                       $7,400        $6,340       $5,735
                                      =======       =======      =======
--------------------------------------------------------------------------------

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                      1998          1997            1996
--------------------------------------------------------------------------------

Income taxes at
     statutory rate ..............         $6,703         $5,933         $5,482
State and local income
     taxes, net of federal
     tax benefit .................            448            399            330
Other ............................            249              8            (77)
                                          -------        -------        -------
                                           $7,400         $6,340         $5,735
                                          =======        =======        =======
--------------------------------------------------------------------------------

Deferred tax assets (liabilities) consist of the following:

--------------------------------------------------------------------------------
(Thousands of dollars)                  1998             1997             1996
--------------------------------------------------------------------------------
Current:
     Inventories ...............        $ 1,957         $    64         $ 1,333
     Accrued liabilities .......          2,257           2,004           1,753
                                        -------         -------         -------
                                          4,214           2,068           3,086
Non-current:
     Depreciation ..............         (5,399)         (5,217)         (5,033)
     Postretirement health
       benefits obligation .....          9,820           9,815           9,551
     Other .....................            (48)           (163)           (129)
                                        -------         -------         -------
                                          4,373           4,435           4,389
                                        -------         -------         -------
                                        $ 8,587         $ 6,503         $ 7,475
                                        =======         =======         =======
--------------------------------------------------------------------------------

The Company made income tax payments of $10,400,000, $5,000,000 and $4,600,000 in 1998, 1997 and 1996, respectively.

NOTE E - PENSIONS AND OTHER POSTRETIREMENT

BENEFITS: The Company sponsors a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax deductible contribution. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company's policy is to fund the cost of these benefits as incurred. The following table presents the plans' funded status reconciled with amounts recognized in the Company's balance sheets.


                                        PENSION BENEFITS        OTHER BENEFITS
--------------------------------------------------------------------------------
(Thousands of dollars)                  1998        1997       1998        1997
--------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at
     beginning of year .............   $25,867    $24,150    $17,815    $15,502
Service cost .......................     1,377      1,312        642        974
Interest cost ......................     1,784      1,678      1,113      1,099
Amendments .........................         -          -     (2,093)         -
Actuarial losses (gains) ...........     1,124      1,039        (48)       883
Benefits paid ......................    (2,448)    (2,312)      (754)      (643)
                                        ------     ------     ------     ------
Benefit obligation at end of year ..    27,704     25,867     16,675     17,815

CHANGE IN PLAN ASSETS
Fair value of plan assets
     at beginning of year ..........    24,300     21,714         -           -
Actual return on plan assets .......     2,621      3,201         -           -
Company contributions ..............     1,710      1,697        754        643
Benefits paid ......................    (2,448)    (2,312)      (754)      (643)
                                        ------     ------     ------     ------
Fair value of plan assets
at end of year .....................    26,183     24,300          -          -
                                        ------     ------     ------     ------
Funded status of the plan
     (underfunded) .................    (1,521)    (1,567)   (16,675)   (17,815)
Unrecognized net actuarial loss ....     1,274        927     (3,477)    (2,789)
Unrecognized net transition asset ..      (695)      (869)         -          -
Unrecognized prior service cost ....        56         91     (4,519)    (4,058)
                                        ------     ------     ------     ------
ACCRUED BENEFIT COST ...............   $  (886)   $(1,418)  $(24,671)  $(24,662)
                                        ======     ======     ======     ======

--------------------------------------------------------------------------------
Weighted-average assumptions                 PENSION BENEFITS    OTHER BENEFITS
--------------------------------------------------------------------------------
(as of December 31,)                             1998    1997    1998     1997
--------------------------------------------------------------------------------
Discount rate .............................      7.00%   7.25%   7.00%   7.25%
Expected rate of return on plan assets ....      8.00%   8.00       -       -
Rate of compensation increase .............      4.00%   4.50%      -       -
--------------------------------------------------------------------------------

                                                           Notes to Consolidated
                                                            Financial Statements

For measurement purposes, a 7.0 - 7.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 4.5 percent by 2005 and remain at that level thereafter.

                                         PENSION BENEFITS             OTHER BENEFITS
----------------------------------------------------------------------------------------------
(Thousands of dollars)                1998      1997      1996      1998      1997      1996
----------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost .....................  $ 1,377   $ 1,312   $ 1,172   $   642   $   974   $   675
Interest cost ....................    1,784     1,678     1,624     1,113     1,099     1,138
Expected return on plan assets ...   (1,844)   (1,657)   (1,426)        -         -         -
Amortization of prior service cost       35        34        34      (756)     (524)     (524)
Recognized net actuarial loss ....     (174)     (173)     (171)     (208)     (241)     (131)
                                    -------   -------   -------   -------   -------   -------
BENEFIT COST .....................  $ 1,178   $ 1,194   $ 1,233   $   791   $ 1,308   $ 1,158
                                    =======   =======   =======   =======   =======   =======
----------------------------------------------------------------------------------------------

The assumed health care trend rate has a significant effect on the amounts reported for other postretirement benefits. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

                                                                                    ONE-PERCENTAGE POINT
--------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                                               Increase  Decrease
--------------------------------------------------------------------------------------------------------

Effect on total of service and interest cost components in 1998 ...................     $169     $(152)
Effect on accumulated postretirement benefit obligation as of December 31, 1998 ...   $1,499   $(1,328)
--------------------------------------------------------------------------------------------------------

NOTE F - BUSINESS SEGMENT INFORMATION: Effective January 1, 1998, the Company adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Company operates principally in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire and military applications. Except for government and export sales, the Company's pumps are marketed in the United States and Canada through a network of about 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers) and by direct sales. Government sales are handled directly by the Company. Export sales are principally made through foreign distributors and manufacturers' representatives. The Company exports to more than 75 countries located around the world. The components of customer sales, determined based on the location of customers, are as follows:

-----------------------------------------------------------------------------------------
(Thousands of dollars)          1998       %         1997        %       1996        %
-----------------------------------------------------------------------------------------
United States ..............  $144,261     84      $140,040     85      $136,121     88
Exports to foreign countries    26,984     16        24,822     15        19,066     12
                              --------    ---      --------    ---      --------    ---
                              $171,245    100      $164,862    100      $155,187    100
                              ========    ===      ========    ===      ========    ===
-----------------------------------------------------------------------------------------

                    Management's Discussion And Analysis Of
                 Financial Condition And Results Of Operations

1998 COMPARED TO 1997
1998 marked the 12th consecutive year the Company achieved record net sales and net income. Net sales amounted to $171.2 million in 1998 compared to $164.9 million in 1997, an increase of 3.9%. This growth was largely the result of shipments in the wastewater, construction and fire markets approximating increases of $6.7 million or 11.0%. Export shipments also increased $2.2 million or 8.7% and represented approximately 16% of total sales in 1998 compared to 15% in 1997. These results were, however, somewhat offset by an estimated $6 million decline in business directly associated with the deteriorated economy in Asia. Other income amounted to $1.0 million in 1998 compared to $706,000 in 1997 and results principally from interest income earned on the investment of funds.

Cost of products sold for 1998 was $127.5 million compared to $123.9 million in 1997, an increase of $3.6 million or 2.9%. This increase was reflective of increased sales. As a percent of net sales, cost of products sold was 74.5% and 75.2% in 1998 and 1997, respectively. Gross profit margins of 25.5% in 1998 and 24.8% in 1997 have improved and are principally the result of product mix, utilization of capacity, cost control and manufacturing efficiencies resulting from continued investment in manufacturing technology and machinery.

Selling, general and administrative (SG&A) expenses for 1998 were $25.6 million compared to $24.7 million for 1997. As a percent of net sales, SG&A expenses were 14.9% in 1998 and 15.0% in 1997. The reduction in 1998 SG&A expenses as a percent of net sales principally resulted from increased sales volume and continued efficiencies associated with the design and implementation of upgraded information management systems during the mid-1990s. Interest expense was $188,000 in 1998 compared to $238,000 in 1997, principally the reflection of lower average borrowings.

The effective income tax rate was 38.6% in 1998, compared to 37.4% in 1997. (See Note D to the financial statements.)

Net income increased 10.7% to a record $11.8 million in 1998 compared to $10.6 million in 1997. Net income as a percent of net sales was 6.9% and 6.4% in 1998 and 1997, respectively. Earnings per share increased 14 cents to $1.37 compared to $1.23 in 1997.

The 1998 annual dividend of 58 cents per share represented the 26th consecutive year of increased cash dividends. The quarterly dividend increase to 15 cents per share approved by the Board of Directors in July 1998 represented an increase of 7.1%. The yield at December 31, 1998 was 3.6%.

1997 COMPARED TO 1996
The Company achieved record net sales and net income in 1997, marking the 11th consecutive year for those accomplishments. Net sales increased 6.2% in 1997 to $164.9 million compared to $155.2 million in 1996. Real growth accounted for increases of 3 to 4 percent while the remainder of the growth was the result of increases in the prices of products sold coupled with product mix. Generally, business at the Mansfield Division remained flat in 1997; increased commercial business nearly offset the reduction in government sales due to the completion of a large government contract in mid-year 1996. Patterson Pump Company sales increased $8.5 million in 1997 resulting from an increase in pump sales and a full year of shipments against a long-term agreement with a major customer for fabricated products.

Other income amounted to $706,000 in 1997 compared to $491,000 in 1996 and resulted principally from interest income earned on the investment of funds. The increase in 1997 was the result of increased investments in short-term securities.

Cost of products sold in 1997, as a percentage of net sales, was 75.2%, compared 74.8% in 1996. The increase in 1997 cost of products sold as a percentage of net sales was principally the result of product mix and the increased material and labor intensive production of product at Patterson Pump Company.

Selling, general and administrative (SG&A) expenses were 15.0% of net sales in 1997, compared to 15.4% in 1996. The reduction in 1997 SG&A expenses as a percent of net sales principally resulted from increased sales volume and the reduction in expenses incurred in 1996 and 1995 associated with the design and implementation of upgraded information management systems.

The effective income tax rate was 37.4% in 1997, compared to 36.6% in 1996. (See Note D to the financial statements.)

Net income in 1997 increased 6.9% to a record $10.6 million from $9.9 million in 1996. Net income as a percent of net sales was 6.4% in 1997 and 1996. Earnings per share increased 8 cents to a record $1.23 compared to $1.15 in 1996.

LIQUIDITY AND SOURCES OF CAPITAL
Cash and cash equivalents and short-term investments totalled $8.7 million as of December 31, 1998. In addition, the Company has $10.3 million in bank short-term lines of credit, all of which are unused.

The Company also maintains an unsecured revolving credit facility, expiring in 2001, which provides for maximum borrowings of $8.0 million, $6.3 million of which is available. As of December, 31, 1998, $783,000 had been borrowed and $900,000 covered outstanding letters of credit. Although the facility contains restrictive covenants which limit additional borrowings and require maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

During 1998, the Company financed its capital improvements and working capital requirements through internally generated funds and line of credit arrangements with banks. Capital expenditures for 1999, estimated to be $24.0 to $25.0 million, are expected to be financed through internally generated funds, existing credit arrangements and a long-term loan with an existing bank. The Company plans to begin construction of the first phase of a new facility that will eventually house the manufacturing, warehousing and office facilities of the Mansfield Division and IPT Pumps Division. $17 million of the $30 million phase one building project is projected to be incurred in 1999 and the remainder is scheduled in 2000.

The ratio of current assets to current liabilities was 4.5 to 1 at December 31, 1998, compared to 4.8 to 1 at December 31, 1997. Management believes that it has adequate working capital and a healthy liquidity position.

IMPACT OF YEAR 2000
The Year 2000 issue, as widely reported, could cause malfunctions in certain computer-related applications with respect to dates on or after January 1, 2000. The Company's Year 2000 program provides for assessments of its computer technology, operating equipment, facilities and suppliers. Assessments, initiated in 1998, continue to be conducted primarily through internal testing procedures and inquiry of critical suppliers. Further, individual assessments regarding significant suppliers of services, product materials and components continue to be conducted at the Company's various facilities in accordance with the Company's Year 2000 program.

Management believes the completion in 1998 of additional hardware and software upgrades to the Company's new management information systems originally installed in 1996 have enabled manufacturing, financial and distribution systems to become Year 2000 compliant. Ancillary computer systems are being evaluated in accordance with the Company's Year 2000 program to assure their compliance.

Costs of the new systems were capitalized in 1996; certain implementation costs were expensed and related software upgrades were substantially provided through existing acquisition and maintenance agreements. Any other Year 2000 costs have not been and are not expected to be material.

Management continues to assess the extent of necessary modifications to its operating activities and supplier and customer readiness. To date, no significant issues have been identified and the Company is not aware of any unresolved Year 2000 issue which would materially impact the Company's operations and financial position.

     Ten Year Summary Of
   Selected Financial Data

(Thousands of dollars, except per share amounts)
                                                       1998         1997        1996           1995
                                                       ----         ----        ----           ----
OPERATING RESULTS:
  Net sales                                          $171,245     $164,862     $155,187     $149,489
  Gross profit                                         43,713       40,964       39,127       36,516
  Income taxes                                          7,400        6,340        5,735        5,590
  Income (1)                                           11,752       10,612        9,928        9,461
  Return on net sales (%)                                 6.9          6.4          6.4          6.3
  Sales dollars per employee                            167.6        161.0        159.3        153.8

FINANCIAL POSITION:
  Current assets                                      $78,556      $81,695      $71,926      $71,401
  Current liabilities                                  17,431       17,036       15,199       19,727
  Working capital                                      61,125       64,659       56,727       51,674
  Current ratio                                           4.5          4.8          4.7          3.6
  Property, plant and
  equipment - net                                      43,916       40,919       40,549       42,163
  Capital additions                                     9,327        6,329        4,036        8,229
  Total assets                                        127,477      127,865      117,650      119,816
  Shareholders' equity                                 83,706       78,060       72,737       67,240
  Dividends paid                                        4,983        4,821        4,567        4,466
  Average number of employees                           1,022        1,024          974          972

SHAREHOLDER INFORMATION:
  Basic and diluted earnings per share (1)              $1.37        $1.23        $1.15        $1.10
  Cash dividends per share                                .58          .56          .53          .52
  Shareholders' equity per share at December 31,         9.75         9.07         8.44         7.81
  Average number of shares outstanding              8,599,713    8,609,479    8,617,168    8,587,466

(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886,000 or $1.38 per share.
--------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1998 and 1997.


(Thousands of dollars, except per share amounts)


QUARTER ENDED 1998                     MAR. 31     JUNE 30    SEPT. 30    DEC. 31    TOTAL
                                       -------     -------    --------    -------    -----
Net sales                               $43,703    $42,535    $44,535    $40,472   $171,245
Gross profit                             11,107     11,063     12,040      9,503     43,713
Net income                                3,251      3,027      3,384      2,090     11,752
Basic and diluted earnings per share        .38        .35        .39        .25       1.37


QUARTER ENDED 1997                     MAR. 31     JUNE 30    SEPT. 30   DEC. 31     TOTAL
                                       -------     -------    --------    -------    -----
Net sales                               $40,530    $40,163    $42,278    $41,891   $164,862
Gross profit                              9,907     10,572     10,775      9,710     40,964
Net income                                2,736      2,812      3,008      2,056     10,612
Basic and diluted earnings per share        .32        .32        .35        .24       1.23


    1994         1993         1992         1991         1990         1989
    ----         ----         ----         ----         ----         ----

  $137,508     $131,535     $126,019     $123,442     $119,715     $114,253
    35,763       32,699       30,975       29,872       28,602       27,663
     5,625        5,063        4,693        4,664        4,888        4,638
     9,327        8,795        7,966        7,689        7,342        6,771
       6.8          6.7          6.3          6.2          6.1          5.9
     138.5        133.9        125.6        120.0        120.7        118.6

   $60,070      $55,746      $50,152      $53,642      $50,531      $48,793
    16,391       14,382       12,380       14,471       14,805       15,871
    43,679       41,364       37,772       39,171       35,726       32,922
       3.7          3.9          4.1          3.7          3.4          3.1

    40,879       36,835       30,807       30,838       26,134       24,479
     8,553       10,277        4,496        8,224        4,962        4,844
   107,100       98,706       86,434       85,131       77,643       74,560
    61,608       56,911       52,759       61,256       57,310       53,711
     4,209        4,122        3,923        3,820        3,743        3,667
       993          982        1,003        1,029          992          963

     $1.09        $1.02         $.92         $.89         $.85         $.79
       .49          .48          .46          .45          .44          .43
      7.18         6.63         6.14         7.13         6.67         6.25
 8,579,633    8,588,493    8,594,255    8,594,255    8,594,255    8,594,255


--------------------------------------------------------------------------------

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31,1998, appearing on pages 10 through 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



                                             /s/ Ernst & Young LLP



Cleveland, Ohio
January 29, 1999

Shareholder Information

RANGES OF STOCK PRICES
The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:


                                 SALES PRICE OF COMMON SHARES          DIVIDENDS PER SHARE
                                1998                      1997            1998      1997
                       ------------------------  ----------------------   ----      ----
Quarter                   High          Low         High         Low
First................. $21.3750       $19.5000   $16.6250      $13.3750   $.14      $.14
Second................  21.5000        17.5000    18.8750       14.8750    .14       .14
Third.................  19.2500        15.7500    19.8750       17.3750    .15       .14
Fourth ...............  17.5000        13.2500    22.2500       17.8125    .15       .14


--------------------------------------------------------------------------------

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 16, 1999.

                                                   Holders        Shares
                                                   -------        ------
Individuals......................................   1,329       2,452,882
Nominees, Brokers and Others ....................      32       6,135,467
                                                    -----       ---------
                                            TOTAL   1,361       8,588,349
                                                    =====       =========

An additional 276,827 Common Shares are held in Treasury.
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT

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