Form 10-K405, Exhibit 13
period 1999-12-31
GORMAN RUPP CO
filed 2000-03-24
CIK 42682

                                                                    Exhibit (13)
--------------------------------------------------------------------------------
The Gorman-Rupp Company and Subsidiaries
CONSOLIDATED STATEMENTS OF
INCOME AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


(Thousands of dollars, except per share amounts)              YEAR ENDED DECEMBER 31,
INCOME                                                  1999           1998           1997
                                                    ----------     ----------     ----------
Net sales                                           $  179,284     $  171,245     $  164,862
Other income                                               881          1,001            706
                                                    ----------     ----------     ----------
    TOTAL INCOME                                       180,165        172,246        165,568

Deductions from income:
    Cost of products sold                              132,937        127,532        123,898
    Selling, general and administrative expenses        25,687         25,562         24,718
                                                    ----------     ----------     ----------
                                                       158,624        153,094        148,616
                                                    ----------     ----------     ----------
        INCOME BEFORE INCOME TAXES                      21,541         19,152         16,952
Income taxes                                             8,460          7,400          6,340
                                                    ----------     ----------     ----------
        NET INCOME                                  $   13,081     $   11,752     $   10,612
                                                    ==========     ==========     ==========

        BASIC AND DILUTED EARNINGS PER SHARE        $     1.52     $     1.37     $     1.23
                                                    ==========     ==========     ==========

Average number of shares outstanding                 8,585,877      8,599,713      8,609,479


SHAREHOLDERS' EQUITY                                                             ACCUMULATED
                                                                                    OTHER
                                                      COMMON        RETAINED    COMPREHENSIVE
                                                      SHARES        EARNINGS     INCOME (LOSS)      TOTAL
                                                    ----------     ----------     ----------      --------
BALANCES DECEMBER 31, 1996                          $    5,141     $   68,502     $     (906)     $ 72,737
Comprehensive income:
    Net income                                                         10,612                       10,612
    Foreign currency translation adjustments                                            (312)         (312)
                                                                                                  --------
    Total comprehensive income                                                                      10,300

Sale of 11,768 common shares from treasury                   8            211                          219
Purchase of 20,783 common shares for treasury              (14)          (361)                        (375)
Cash dividends - $.56 a share                                          (4,821)                      (4,821)
                                                    ----------     ----------     ----------      --------

BALANCES DECEMBER 31, 1997                               5,135         74,143         (1,218)       78,060
Comprehensive income:
    Net income                                                         11,752                       11,752
    Foreign currency translation adjustments                                            (506)         (506)
                                                                                                  --------
    Total comprehensive income                                                                      11,246

Sale of 59,848 common shares from treasury                  39          1,027                        1,066
Purchase of 87,980 common shares for treasury              (58)        (1,625)                      (1,683)
Cash dividends - $.58 a share                                          (4,983)                      (4,983)
                                                    ----------     ----------     ----------      --------

BALANCES DECEMBER 31, 1998                               5,116         80,314         (1,724)       83,706
Comprehensive income:
    Net income                                                         13,081                       13,081
    Foreign currency translation adjustments                                             487           487
                                                                                                  --------
    Total comprehensive income                                                                      13,568

Sale of 35,813 common shares from treasury                  23            550                          573
Purchase of 25,000 common shares for treasury              (16)          (384)                        (400)
Cash dividends - $.60 a share                                          (5,152)                      (5,152)
                                                    ----------     ----------     ----------      --------

BALANCES DECEMBER 31, 1999                          $    5,123     $   88,409     $   (1,237)     $ 92,295
                                                    ==========     ==========     ==========      ========


22 See notes to consolidated financial statements.

--------------------------------------------------------------------------------
                                        The Gorman-Rupp Company and Subsidiaries
                                                                    CONSOLIDATED
                                                                  BALANCE SHEETS
--------------------------------------------------------------------------------


(Thousands of dollars)                                                             DECEMBER 31,
ASSETS                                                                         1999           1998
                                                                            ---------      ---------
CURRENT ASSETS
   Cash and cash equivalents                                                $   4,114      $   2,359
   Short-term investments                                                       3,225          6,306
   Accounts receivable                                                         27,898         26,282
   Inventories                                                                 36,189         38,323
   Deferred income taxes                                                        5,198          4,214
   Other current assets                                                         1,561          1,072
                                                                            ---------      ---------
        TOTAL CURRENT ASSETS                                                   78,185         78,556

OTHER ASSETS                                                                      715            632

DEFERRED INCOME TAXES                                                           4,366          4,373

PROPERTY,PLANT AND EQUIPMENT
      Land                                                                      1,594          1,611
      Buildings                                                                41,002         28,093
      Machinery and equipment                                                  65,366         63,659
                                                                            ---------      ---------
                                                                              107,962         93,363
      Less allowances for depreciation                                         54,353         49,447
                                                                            ---------      ---------
        PROPERTY, PLANT AND EQUIPMENT - NET                                    53,609         43,916
                                                                            ---------      ---------
                                                                            $ 136,875      $ 127,477
                                                                            =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                                         $   5,805      $   8,666
   Payrolls and related liabilities                                             2,943          2,925
   Commissions payable                                                          2,668          2,055
   Accrued expenses                                                             2,166          2,203
   Income taxes                                                                   693            543
   Accrued medical benefits                                                     2,135          1,039
                                                                            ---------      ---------
        TOTAL CURRENT LIABILITIES                                              16,410         17,431

LONG-TERM DEBT                                                                  3,107            783

POSTRETIREMENT BENEFITS                                                        25,063         25,557

SHAREHOLDERS' EQUITY
   Common Shares, without par value: Authorized - 14,000,000 shares;
          Outstanding - 8,592,049 shares in 1999 and 8,581,236 shares in
          1998 (after deducting treasury shares of 273,127 in 1999 and
          283,940 in 1998) at stated capital amount                             5,123          5,116
   Retained earnings                                                           88,409         80,314
   Accumulated other comprehensive income (translation adjustments)            (1,237)        (1,724)
                                                                            ---------      ---------
        TOTAL SHAREHOLDERS' EQUITY                                             92,295         83,706
                                                                            ---------      ---------
                                                                            $ 136,875      $ 127,477
                                                                            =========      =========


23 See notes to consolidated financial statements.

--------------------------------------------------------------------------------
The Gorman-Rupp Company and Subsidiaries
CONSOLIDATED STATEMENTS
OF CASH FLOWS
--------------------------------------------------------------------------------


                                                             YEAR ENDED DECEMBER 31,
(Thousands of dollars)                                   1999          1998          1997
                                                       --------      --------      --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                           $ 13,081      $ 11,752      $ 10,612
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                       6,489         6,330         5,959
      Deferred income taxes                                (977)       (2,084)          972
      Changes in operating assets and liabilities:
        Accounts receivable                              (1,616)        4,981        (1,369)
        Inventories                                       2,134         1,438        (6,140)
        Accounts payable                                 (2,861)          997         1,010
        Postretirement benefits                            (494)         (523)          162
        Other                                             1,755          (989)          660
                                                       --------      --------      --------
        NET CASH PROVIDED BY OPERATING ACTIVITIES        17,511        21,902        11,866

CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital additions, net                                (16,182)       (9,327)       (6,329)
  Purchases of short-term investments                   (13,502)      (18,193)      (25,689)
  Proceeds from short-term investments                   16,583        18,788        18,788
  Other                                                       -          (141)            -
                                                       --------      --------      --------
        NET CASH USED FOR INVESTING ACTIVITIES          (13,101)       (8,873)      (13,230)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends                                         (5,152)       (4,983)       (4,821)
  Net borrowings from (payments to) banks                 2,324        (5,906)        2,893
  Sale of common shares from treasury                       573         1,066           219
  Purchase of common shares for treasury                   (400)       (1,683)         (375)
                                                       --------      --------      --------
        NET CASH USED FOR FINANCING ACTIVITIES           (2,655)      (11,506)       (2,084)
                                                       --------      --------      --------

        NET INCREASE (DECREASE) IN CASH
          AND CASH EQUIVALENTS                            1,755         1,523        (3,448)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                       2,359           836         4,284
                                                       --------      --------      --------
  END OF YEAR                                          $  4,114      $  2,359      $    836
                                                       ========      ========      ========


24 See notes to consolidated financial statements.

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

INVENTORIES:
Inventories are stated at the lower of cost or market. The cost for approximately 96% and 97% of inventories at December 31, 1999 and 1998, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

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

ADVERTISING:
The Company expenses all advertising costs as incurred which, for the years ended December 31, 1999, 1998 and 1997, totaled $2,748,000, $2,861,000 and
$2,295,000, respectively.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B - INVENTORIES:
The major components of inventories are as follows:

-----------------------------------------------------
(Thousands of dollars)             1999        1998
-----------------------------------------------------
Raw materials and in-process     $24,040     $21,335
Finished parts                     9,266      13,617
Finished products                  2,883       3,371
                                 -------     -------
                                 $36,189     $38,323
                                 =======     =======
-----------------------------------------------------
The excess of replacement cost over LIFO cost is approximately $23,207,000 and $22,369,000 at December 31, 1999 and 1998, respectively.

NOTE C - FINANCING ARRANGEMENTS:
Under unsecured demand lines of credit with banks, the Company may borrow up to $10.3 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 1999, $10.3 million is available for borrowing.

In 1999, the Company negotiated an additional unsecured $20.0 million credit facility at a fixed rate of interest of 6.0%, to finance the construction of a new manufacturing complex. The note permits the Company to draw funds and requires interest-only payments through March 31, 2001 and then converts to a term loan requiring interest and principal payments through March 31, 2006. At December 31, 1999, $20.0 million was available for borrowing.

The Company also has an $8.0 million unsecured revolving loan agreement which matures in May 2001. At December 31, 1999, $3.6 million is available for borrowing after deducting $3.1 million of outstanding borrowings due in 2001 and $1.3 million of outstanding letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company (weighted-average interest rate 7.0% and 6.1% at December 31, 1999 and 1998, respectively).

Although the $20 million credit facility and the $8.0 million revolving loan agreements contain restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

Interest expense was $55,000 (net of $100,000 capitalized interest), $188,000 and $238,000 in 1999, 1998 and 1997, respectively.

The Gorman-Rupp Company and Subsidiaries
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE D - INCOME TAXES:
The components of income before income taxes are:

--------------------------------------------------------------------
(Thousands of dollars)                 1999        1998        1997
--------------------------------------------------------------------
United States                        $21,480     $18,315     $16,021
Foreign                                   61         837         931
                                     -------     -------     -------
                                     $21,541     $19,152     $16,952
                                     =======     =======     =======
--------------------------------------------------------------------

 The components of income tax expense are as follows:

--------------------------------------------------------------------
(Thousands of dollars)                 1999        1998       1997
--------------------------------------------------------------------
Current:
  Federal                            $ 7,861     $ 8,386     $ 4,301
  Canadian                               259         409         454
  State and local                      1,317         689         613
                                     -------     -------     -------
                                       9,437       9,484       5,368
Deferred                                (977)     (2,084)        972
                                     -------     -------     -------
                                     $ 8,460     $ 7,400     $ 6,340
                                     =======     =======     =======
--------------------------------------------------------------------

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

--------------------------------------------------------------------
(Thousands of dollars)                1999         1998        1997
--------------------------------------------------------------------
Income taxes at
  statutory rate                     $ 7,539     $ 6,703     $ 5,933
State and local income taxes,
  net of federal tax benefit             798         448         399
Other                                    123         249           8
                                     -------     -------     -------
                                     $ 8,460     $ 7,400     $ 6,340
                                     =======     =======     =======
--------------------------------------------------------------------

Deferred tax assets (liabilities) consist of the following:

--------------------------------------------------------------------
(Thousands of dollars)                 1999        1998        1997
--------------------------------------------------------------------
Current:
  Inventories                        $ 2,445     $ 1,957     $    64
  Accrued liabilities                  2,753       2,257       2,004
                                     -------     -------     -------
                                       5,198       4,214       2,068
Non-current:
  Depreciation                        (5,439)     (5,399)     (5,217)
  Postretirement health
    benefits obligation                9,846       9,820       9,815
  Other                                  (41)        (48)       (163)
                                     -------     -------     -------
                                       4,366       4,373       4,435
                                     -------     -------     -------
                                     $ 9,564     $ 8,587     $ 6,503
                                     =======     =======     =======
--------------------------------------------------------------------

The Company made income tax payments of $9,300,000, $10,400,000 and $5,000,000 in 1999, 1998 and 1997, respectively.

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

The following table presents the plans' funded status reconciled with amounts recognized in the Company's balance sheets:

---------------------------------------------------------------------------------------------
                                           PENSION BENEFITS             OTHER BENEFITS
---------------------------------------------------------------------------------------------
(Thousands of dollars)                   1999           1998          1999           1998
---------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at beginning of year                $ 27,704       $ 25,867       $ 16,675       $ 17,815
Service cost                             1,481          1,377            681            642
Interest cost                            1,847          1,784          1,140          1,113
Amendments                                  --             --             --         (2,093)
Actuarial losses (gains)                (3,608)         1,124         (1,823)           (48)
Benefits paid                           (3,689)        (2,448)          (779)          (754)
                                      --------       --------       --------       --------
Benefit obligation at end of year       23,735         27,704         15,894         16,675

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year                  26,183         24,300             --             --
Actual return on plan assets             3,381          2,621             --             --
Company contributions                    1,691          1,710            779            754
Benefits paid                           (3,689)        (2,448)          (779)          (754)
                                      --------       --------       --------       --------
Fair value of plan assets
  at end of year                        27,566         26,183             --             --
                                      --------       --------       --------       --------
Funded status of the plan
  (underfunded)                          3,831         (1,521)       (15,894)       (16,675)
Unrecognized net actuarial
  (loss) gain                           (3,656)         1,274         (5,082)        (3,477)
Unrecognized net transition asset         (521)          (695)            --             --
Unrecognized prior service cost             22             56         (3,763)        (4,519)
                                      --------       --------       --------       --------
ACCRUED BENEFIT COST                  $   (324)      $   (886)      $(24,739)      $(24,671)
                                      ========       ========       ========       ========
WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate                             8.00%          7.00%          8.00%          7.00%
Expected rate of return
  on plan assets                          8.00%          8.00%            --             --
Rate of compensation increase             4.00%          4.00%            --             --
---------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                        The Gorman-Rupp Company and Subsidiaries
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

For measurement purposes, a 6.5 - 7.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 4.5 percent by 2005 and remain at that level thereafter.


---------------------------------------------------------------------------------------------------------------------
                                                     PENSION BENEFITS                        OTHER BENEFITS
---------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                        1999         1998         1997         1999         1998         1997
---------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                $ 1,481      $ 1,377      $ 1,312      $   681      $   642      $   974
Interest cost                                 1,847        1,784        1,678        1,140        1,113        1,099
Expected return on plan assets               (2,059)      (1,844)      (1,657)          --           --           --
Amortization of prior service cost               34           35           34         (756)        (756)        (524)
Recognized net actuarial loss                  (174)        (174)        (173)        (182)        (208)        (241)
                                            -------      -------      -------      -------      -------      -------

BENEFIT COST                                $ 1,129      $ 1,178      $ 1,194      $   883      $   791      $ 1,308
                                            =======      =======      =======      =======      =======      =======
---------------------------------------------------------------------------------------------------------------------

The assumed health care trend rate has a significant effect on the amounts reported for other postretirement benefits. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

--------------------------------------------------------------------------------------------------------
                                                                                   ONE-PERCENTAGE POINT
--------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                                             INCREASE    DECREASE
--------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components in 1999                    $   168     $  (135)
Effect on accumulated postretirement benefit obligation as of December 31, 1999    $ 1,288     $(1,172)
--------------------------------------------------------------------------------------------------------

NOTE F - BUSINESS SEGMENT INFORMATION:
The Company operates principally in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire and military applications. Except for government and export sales, the Company's pumps are marketed in the United States and Canada through a network of about 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers) and by direct sales.

Government sales are handled directly by the Company. Export sales are principally made through foreign distributors and manufacturers' representatives. The Company exports to more than 75 countries located around the world. The components of customer sales, determined based on the location of customers, are as follows:

-----------------------------------------------------------------------------------------------------------
(Thousands of dollars)              1999            %        1998              %       1997             %
-----------------------------------------------------------------------------------------------------------
United States                    $149,284           83     $144,261           84     $140,040           85
Exports to foreign countries       30,000           17       26,984           16       24,822           15
                                 --------          ---     --------          ---     --------          ---

                                 $179,284          100     $171,245          100     $164,862          100
                                 ========          ===     ========          ===     ========          ===
-----------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
The Gorman-Rupp Company and Subsidiaries
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

1999 COMPARED TO 1998
The Company achieved record net sales and net income in 1999, marking the thirteenth consecutive year for such accomplishments. Net sales in 1999 were $179.3 million compared to $171.2 million in 1998, an increase of 4.7%. Double digit growth resulted in the wastewater, fire protection and original equipment markets, including demand for fabricated components used in the gas turbine industry. This growth, coupled with general price increases ranging from two to four percent, was somewhat offset by declines in the construction market. Export shipments accounted for approximately 17.0% of total net sales. Other income amounted to $881,000 in 1999 compared to $1.0 million in 1998 and results principally from interest income earned on the investment of funds.

Cost of products sold in 1999 was $132.9 million equal to 74.1% of net sales compared to $127.5 million or 74.5% in 1998. Gross profit margins were $46.3 in 1999 compared to $43.7 million in 1998. As a percent of net sales, gross profit margins were 25.9% and 25.5% in 1999 and 1998, respectively. These amounts are principally the result of product mix, cost control, continued improvement in plant resource utilization, and continued operating efficiencies associated with investment in current technology and machinery.

Selling, general and administrative (SG&A) expenses for 1999 were $25.7 million compared to $25.6 million in 1998. SG&A expenses as a percent of net sales amounted to 14.3% in 1999 and 14.9% in 1998. Cost control efforts in advertising, travel and general administrative operating expenses, together with an improved ratio of fixed SG&A expenses incurred toward generating product sales, principally accounted for the improvement. Interest expense amounted to $55,000 (net of $100,000 capitalized interest expense associated with the new facility construction project) in 1999 compared to $188,000 in 1998.

The effective income tax rate was 39.3% in 1999, compared to 38.6% in 1998. The increase was principally the result of increased state and local taxes. (See Note D to the financial statements.)

Net income, a record for the 13th consecutive year, increased 11.3% to $13.1 million compared to $11.8 million in 1998. Net income as a percent of net sales was 7.3% in 1999 compared to 6.9% in 1998. Earnings per share increased 15 cents to $1.52 compared to $1.37 in 1998.

The 1999 annual dividend of 60 cents per common share represented the 27th consecutive year cash dividends have increased. The yield at December 31, 1999 was 3.4%.

1998 COMPARED TO 1997
1998 marked the 12th consecutive year the Company achieved record net sales and net income. Net sales amounted to $171.2 million in 1998 compared to $164.9 million in 1997, an increase of 3.9%. This growth was largely the result of shipments in the wastewater, construction and fire markets, approximating increases of $6.7 million or 11.0%. Export shipments also increased $2.2 million or 8.7% and represented approximately 16% of total sales in 1998 compared to 15% in 1997. These results were, however, somewhat offset by an estimated $6 million decline in business directly associated with the deteriorated economy in Asia. Other income amounted to $1.0 million in 1998 compared to $706,000 in 1997 and results principally from interest income earned on the investment of funds.

Cost of products sold for 1998 was $127.5 million compared to $123.9 million in 1997, an increase of $3.6 million or 2.9%. The increase was reflective of increased sales. As a percent of net sales, cost of products sold was 74.5% and 75.2% in 1998 and 1997, respectively. Gross profit margins of 25.5% in 1998 and 24.8% in 1997 have improved and are principally the result of product mix, utilization of capacity, cost control and manufacturing efficiencies resulting from continued investment in manufacturing technology and machinery.

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

Selling, general and administrative (SG&A) expenses for 1998 were $25.6 million compared to $24.7 million in 1997. As a percent of net sales, SG&A expenses were 14.9% in 1998 and 15.0% in 1997. The reduction in 1998 SG&A expenses as a percent to net sales principally resulted from increased sales volume and continued efficiencies associated with the design and implementation of upgraded information management systems during the mid-1990's. Interest expense was $188,000 in 1998 compared to $238,000 in 1997, principally the reflection of lower average borrowings.

The effective income tax rate was 38.6% in 1998, compared to 37.4% in 1997. (See Note D to the financial statements.)

Net income increased 10.7% to a record $11.8 million in 1998 compared to $10.6 million in 1997. Net income as a percent of net sales was 6.9% and 6.4% in 1998 and 1997, respectively. Earnings per share increased 14 cents to $1.37 compared to $1.23 in 1997.

The 1998 dividend of 58 cents per share represented the 26th consecutive year of increased cash dividends. The quarterly dividend increase to 15 cents per share approved by the Board of Directors in July 1998 represented an increase of 7.1%. The yield at December 31, 1998 was 3.6%.

LIQUIDITY AND SOURCES OF CAPITAL
Cash and cash equivalents and short-term investments totaled $7.3 million as of December 31, 1999. In addition, the Company has $10.3 million in bank short-term lines of credit and a new arrangement established in 1999 to provide an unsecured $20.0 million term loan credit facility to finance the construction of a new manufacturing complex, all of which were unused at December 31, 1999.

The Company also maintains an unsecured revolving credit facility, expiring in 2001, which provides for maximum borrowings of $8.0 million, $3.6 million of which is available. As of December 31, 1999, $3.1 million had been borrowed and $1.3 covered outstanding letters of credit.

Although the $20.0 million credit facility and the $8.0 million facility contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

During 1999, the Company financed its capital improvements and working capital requirements through internally generated funds and line of credit arrangements with banks. Capital expenditures for 2000, estimated to be $20.0 to $22.0 million, are expected to be financed through internally generated funds, existing credit arrangements and the term loan credit facility described above. The Company started construction of the first phase of a new manufacturing complex in 1999 that will eventually house the manufacturing, warehousing and office facilities of the Mansfield Division and IPT Pumps Division. Approximately $15.0 of the $30.0 million phase one project was expended in 1999 with the remainder anticipated to be paid in 2000. Phase one is projected to be completed in the second quarter of 2000 and move-in is scheduled to follow in the third quarter. While much of the design and development work has occurred for the second phase, a date or plan to begin construction has not been established.

The ratio of current assets to current liabilities was 4.8 to 1 at December 31, 1999, compared to 4.5 to 1 at December 31, 1998. Management believes that it has adequate working capital and a healthy liquidity position.

IMPACT OF YEAR 2000
The Company completed all Year 2000 readiness work prior to December 31, 1999 and, as a result, to date has not experienced any significant problems with its operating activities or supplier and customer service. Furthermore, management is aware of no unresolved Year 2000 issue that could have a future material impact on the Company's operations or financial position.

--------------------------------------------------------------------------------
The Gorman-Rupp Company and Subsidiaries
TEN YEAR SUMMARY OF
SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

(Thousands of dollars,except per share amounts)

                                                          1999           1998           1997           1996
                                                       ----------     ----------     ---------      ----------
OPERATING RESULTS:
    Net sales                                          $  179,284     $  171,245     $  164,862     $  155,187
    Gross profit                                           46,347         43,713         40,964         39,127
    Income taxes                                            8,460          7,400          6,340          5,735
    Income (1)                                             13,081         11,752         10,612          9,928
    EBITDA (2)                                             28,085         25,670         23,149         21,668
    Depreciation and amortization                           6,489          6,330          5,959          5,675
    Interest expense                                           55            188            238            330
    Return on net sales (%)                                   7.3            6.9            6.4            6.4
    Sales dollars per employee                              174.7          167.6          161.0          159.3
    Income dollars per employee                              12.7           11.5           10.4           10.2

FINANCIAL POSITION:
    Current assets                                     $   78,185     $   78,556     $   81,695     $   71,926
    Current liabilities                                    16,410         17,431         17,036         15,199
    Working capital                                        61,775         61,125         64,659         56,727
    Current ratio                                             4.8            4.5            4.8            4.7
    Property, plant and equipment - net                    53,609         43,916         40,919         40,549
    Capital additions                                      16,182          9,327          6,329          4,036
    Total assets                                          136,875        127,477        127,865        117,650
    Long-term debt                                          3,107            783          6,689          3,796
    Shareholders' equity                                   92,295         83,706         78,060         72,737
    Dividends paid                                          5,152          4,983          4,821          4,567
    Average number of employees                             1,026          1,022          1,024            974

SHAREHOLDER INFORMATION:
    Basic and diluted earnings per share (1)           $     1.52     $     1.37     $     1.23     $     1.15
    Cash dividends per share                                  .60            .58            .56            .53
    EBITDA per share (2)                                     3.27           2.98           2.69           2.51
    Shareholders' equity per share at December 31,          10.74           9.75           9.07           8.44
    Average number of shares outstanding                8,585,877      8,599,713      8,609,479      8,617,168


(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886,000 or $1.38 per share.
(2) EBITDA is earnings before interest, taxes, depreciation and amortization.

--------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1999 and 1998.

(Thousands of dollars, except per share amounts)

QUARTER ENDED 1999                       MAR. 31      JUNE 30     SEPT. 30     DEC. 31        TOTAL
                                        --------     --------     --------     --------     --------
Net sales                               $ 43,184     $ 45,118     $ 46,898     $ 44,084     $179,284
Gross profit                              11,294       11,503       13,069       10,481       46,347
Net income                                 2,861        3,381        3,903        2,936       13,081
Basic and diluted earnings per share        0.33         0.40         0.45         0.34         1.52

QUARTER ENDED 1998                       MAR. 31      JUNE 30     SEPT. 30     DEC. 31        TOTAL
                                        --------     --------     --------     --------     --------
Net sales                               $ 43,703     $ 42,535     $ 44,535     $ 40,472     $171,245
Gross profit                              11,107       11,063       12,040        9,503       43,713
Net income                                 3,251        3,027        3,384        2,090       11,752
Basic and diluted earnings per share         .38          .35          .39          .25         1.37


                                                  1995          1994           1993            1992           1991           1990
                                               ----------     ----------     ----------     ----------     ----------     ----------

OPERATING RESULTS:
    Net sales                                  $  149,489     $  137,508     $  131,535     $  126,019     $  123,442     $  119,715
    Gross profit                                   36,516         35,763         32,699         30,975         29,872         28,602
    Income taxes                                    5,590          5,625          5,063          4,693          4,664          4,888
    Income (1)                                      9,461          9,327          8,795          7,966          7,689          7,342
    EBITDA (2)                                     20,826         19,681         18,190         16,897         16,564         16,506
    Depreciation and amortization                   5,173          4,534          4,274          4,025          3,874          3,709
    Interest expense                                  602            195             58            213            337            567
    Return on net sales (%)                           6.3            6.8            6.7            6.3            6.2            6.1
    Sales dollars per employee                      153.8          138.5          133.9          125.6          120.0          120.7
    Income dollars per employee                       9.7            9.4            9.0            7.9            7.5            7.4

FINANCIAL POSITION:
    Current assets                             $   71,401     $   60,070     $   55,746     $   50,152     $   53,642     $   50,531
    Current liabilities                            19,727         16,391         14,382         12,380         14,471         14,805
    Working capital                                51,674         43,679         41,364         37,772         39,171         35,726
    Current ratio                                     3.6            3.7            3.9            4.1            3.7            3.4
    Property, plant and equipment - net            42,163         40,879         36,835         30,807         30,838         26,134
    Capital additions                               8,229          8,553         10,277          4,496          8,224          4,962
    Total assets                                  119,816        107,100         98,706         86,434         85,131         77,643
    Long-term debt                                  7,188          4,715          5,338            668          6,238          2,437
    Shareholders' equity                           67,240         61,608         56,911         52,759         61,256         57,310
    Dividends paid                                  4,466          4,209          4,122          3,923          3,820          3,743
    Average number of employees                       972            993            982          1,003          1,029            992

SHAREHOLDER INFORMATION:
    Basic and diluted earnings
      per share (1)                            $     1.10     $     1.09     $     1.02     $      .92     $      .89     $      .85
    Cash dividends per share                          .52            .49            .48            .46            .45            .44
    EBITDA per share (2)                             2.43           2.29           2.12           1.97           1.93           1.92
    Shareholders' equity per share
      at December 31,                                7.81           7.18           6.63           6.14           7.13           6.67
    Average number of shares outstanding        8,587,466      8,579,633      8,588,493      8,594,255      8,594,255      8,594,255


--------------------------------------------------------------------------------

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999, appearing on pages 22 through 27. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on at test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Cleveland, Ohio
January 28, 2000

--------------------------------------------------------------------------------
The Gorman-Rupp Company and Subsidiaries
SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

RANGES OF STOCK PRICES
The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:

                      SALES PRICE OF COMMON SHARES          DIVIDENDS PER SHARE
                     1999                      1998           1999     1998
           ----------------------    ----------------------   ----     ----
QUARTER       HIGH          LOW         HIGH         LOW
First      $ 17.2500    $ 14.6875    $ 21.3750    $ 19.5000  $ .15    $ .14
Second       16.7500      14.4375      21.5000      17.5000    .15      .14
Third        16.7500      15.5000      19.2500      15.7500    .15      .15
Fourth       18.0000      14.2500      17.5000      13.2500    .15      .15

--------------------------------------------------------------------------------

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 16, 2000.

                                                            Holders      Shares
                                                            -------    ---------
                 Individuals                                 1,432     2,387,695
                 Nominees, Brokers and Others                   30     6,204,354
                                                            ------     ---------
                                                TOTAL        1,462     8,592,049
                                                            ======     =========

An additional 273,127 Common Shares are held in Treasury.

--------------------------------------------------------------------------------

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

Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates; (8) ongoing positive transitions in connection with the Year 2000 issue.


35