Form 10-K405, Exhibit 13
period 2000-12-31
GORMAN RUPP CO
filed 2001-03-26
CIK 42682

                                                                      Exhibit 13

      THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
 Consolidated Statements of
    Income and Shareholders' Equity
--------------------------------------------------------------------------------

 (Thousands of dollars, except per share amounts)                    YEAR ENDED DECEMBER 31,
INCOME                                                       2000              1999              1998
                                                           --------          --------          --------
Net sales                                                  $190,144          $181,945          $173,864
Other income                                                  1,340               881             1,001
                                                           --------          --------          --------
     TOTAL INCOME                                           191,484           182,826           174,865

Deductions from income:
     Cost of products sold                                  141,714           135,598           130,151
     Selling, general and administrative expenses            26,431            25,687            25,562
     Non-recurring expense - plant relocation                 1,143                --                --
                                                           --------          --------          --------
                                                            169,288           161,285           155,713
                                                           --------          --------          --------
        INCOME BEFORE INCOME TAXES                           22,196            21,541            19,152
Income taxes                                                  8,400             8,460             7,400
                                                           --------          --------          --------
        NET INCOME                                         $ 13,796          $ 13,081          $ 11,752
                                                           ========          ========          ========


        BASIC AND DILUTED EARNINGS PER SHARE               $   1.61          $   1.52          $   1.37
                                                           ========          ========          ========

Average number of shares outstanding                      8,583,183         8,585,877         8,599,713


SHAREHOLDERS' EQUITY                                                                       ACCUMULATED
                                                                                              OTHER
                                                        COMMON            RETAINED        COMPREHENSIVE
                                                        SHARES            EARNINGS        INCOME (LOSS)         TOTAL
                                                       --------           --------        -------------        -------
BALANCES DECEMBER 31, 1997                             $  5,135           $ 74,143           $(1,218)          $78,060
Comprehensive income:
     Net income                                                             11,752                              11,752
     Foreign currency translation adjustments                                                   (506)             (506)
                                                                                                               -------
     Total comprehensive income                                                                                 11,246

Sale of 59,848 common shares from treasury                   39              1,027                               1,066
Purchase of 87,980 common shares for treasury               (58)            (1,625)                             (1,683)
Cash dividends - $.58 a share                                               (4,983)                             (4,983)
                                                       --------           --------           -------           -------
BALANCES DECEMBER 31, 1998                                5,116             80,314            (1,724)           83,706
Comprehensive income:
     Net income                                                             13,081                              13,081
     Foreign currency translation adjustments                                                    487               487
                                                                                                               -------
     Total comprehensive income                                                                                 13,568

Sale of 35,813 common shares from treasury                   23                550                                 573
Purchase of 25,000 common shares for treasury               (16)              (384)                               (400)
Cash dividends - $.60 a share                                               (5,152)                             (5,152)
                                                       --------           --------           -------           -------
BALANCES DECEMBER 31, 1999                                5,123             88,409            (1,237)           92,295
Comprehensive income:
     Net income                                                             13,796                              13,796
     Foreign currency translation adjustments                                                   (287)             (287)
                                                                                                               -------
     Total comprehensive income                                                                                 13,509

Sale of 3,000 common shares from treasury                     2                 45                                  47
Purchase of 29,496 common shares for treasury               (19)              (511)                               (530)
Cash dividends - $.62 a share                                               (5,322)                             (5,322)
                                                       --------           --------           -------           -------
BALANCES DECEMBER 31, 2000                             $  5,106           $ 96,417           $(1,524)          $99,999
                                                       ========           ========           =======           =======




10      SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                   THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
                                                                    Consolidated
                                                            Balance Sheets
--------------------------------------------------------------------------------

(Thousands of dollars)                                                                         DECEMBER 31,
ASSETS                                                                                  2000                1999
                                                                                      ---------           ---------
CURRENT ASSETS
   Cash and cash equivalents                                                          $   7,630           $   4,114
   Short-term investments                                                                    --               3,225
   Accounts receivable                                                                   28,851              27,898
   Inventories                                                                           39,760              36,189
   Deferred income taxes                                                                  4,789               5,198
   Other current assets                                                                   1,259               1,561
                                                                                      ---------           ---------
          TOTAL CURRENT ASSETS                                                           82,289              78,185
OTHER ASSETS                                                                              1,593                 715
DEFERRED INCOME TAXES                                                                     4,114               4,366
PROPERTY, PLANT AND EQUIPMENT
      Land                                                                                1,592               1,594
      Buildings                                                                          42,573              41,002
      Machinery and equipment                                                            73,157              65,366
                                                                                      ---------           ---------
                                                                                        117,322             107,962
      Less allowances for depreciation                                                   59,437              54,353
                                                                                      ---------           ---------
          PROPERTY, PLANT AND EQUIPMENT - NET                                            57,885              53,609
                                                                                      ---------           ---------
                                                                                      $ 145,881           $ 136,875
                                                                                      =========           =========


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                                   $   7,391           $   5,805
   Payrolls and related liabilities                                                       3,331               2,943
   Commissions payable                                                                    2,532               2,668
   Accrued expenses                                                                       2,621               2,166
   Income taxes                                                                              --                 693
   Accrued medical benefits                                                               2,604               3,164
   Current portion of long-term debt                                                        600                  --
                                                                                      ---------           ---------
          TOTAL CURRENT LIABILITIES                                                      19,079              17,439
LONG-TERM DEBT                                                                            3,413               3,107
POSTRETIREMENT BENEFITS                                                                  23,390              24,034
SHAREHOLDERS' EQUITY
   Common Shares, without par value: Authorized - 14,000,000 shares;
          Outstanding- 8,565,553 shares in 2000 and 8,592,049 shares in 1999
          (after deducting treasury shares of 299,623 in 2000 and
          273,127 in 1999) at stated capital amount                                       5,106               5,123
   Retained earnings                                                                     96,417              88,409
   Accumulated other comprehensive loss (translation adjustments)                        (1,524)             (1,237)
                                                                                      ---------           ---------
          TOTAL SHAREHOLDERS' EQUITY                                                     99,999              92,295
                                                                                      ---------           ---------
                                                                                      $ 145,881           $ 136,875
                                                                                      =========           =========


                         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.      11

      THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
 Consolidated Statements
    of Cash Flows
--------------------------------------------------------------------------------

                                                                                YEAR ENDED DECEMBER 31,
(Thousands of dollars)                                                 2000               1999               1998
                                                                     --------           --------           --------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                        $ 13,796           $ 13,081           $ 11,752
   Adjustments to reconcile net income to net cash
      provided by operating activities:
          Depreciation and amortization                                 6,863              6,489              6,330
          Deferred income taxes                                           661               (977)            (2,084)
          Changes in operating assets and liabilities:
            Accounts receivable                                          (953)            (1,616)             4,981
            Inventories                                                (3,571)             2,134              1,438
            Accounts payable                                            1,586             (2,861)               997
            Postretirement benefits                                    (1,057)              (494)              (523)
            Other                                                        (996)             1,755               (989)
                                                                     --------           --------           --------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                  16,329             17,511             21,902

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital additions, net                                             (11,439)           (16,182)            (9,327)
   Purchases of short-term investments                                 (7,204)           (13,502)           (18,193)
   Proceeds from short-term investments                                10,429             16,583             18,788
   Other                                                                  300                 --               (141)
                                                                     --------           --------           --------
            NET CASH USED FOR INVESTING ACTIVITIES                     (7,914)           (13,101)            (8,873)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash dividends                                                      (5,322)            (5,152)            (4,983)
   Net borrowings from (payments to) banks                                906              2,324             (5,906)
   Sale of common shares from treasury                                     47                573              1,066
   Purchase of common shares for treasury                                (530)              (400)            (1,683)
                                                                     --------           --------           --------
            NET CASH USED FOR FINANCING ACTIVITIES                     (4,899)            (2,655)           (11,506)
                                                                     --------           --------           --------

            NET INCREASE IN CASH AND CASH EQUIVALENTS                   3,516              1,755              1,523

CASH AND CASH EQUIVALENTS:
   Beginning of year                                                    4,114              2,359                836
                                                                     --------           --------           --------
   END OF YEAR                                                       $  7,630           $  4,114           $  2,359
                                                                     ========           ========           ========


12      SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                   THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
                                                           Notes to Consolidated
                                                         Financial Statements
--------------------------------------------------------------------------------

NOTE A - SUMMARY OF MAJOR ACCOUNTING POLICIES:
CONSOLIDATION:
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS:
The Company considers highly liquid, short-term investments to be cash equivalents. Short-term investments consist of certificates of deposit having maturities of less than one year. Because of their short maturity, the carrying amounts of the investments are valued at cost which approximates market value.

INVENTORIES:
Inventories are stated at the lower of cost or market. The cost for approximately 95% and 96%of inventories at December 31, 2000 and 1999, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges from 20 to 50 years for buildings and 5 to 10 years for machinery and equipment. Long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.

CONCENTRATION OF CREDIT RISK:
The Company does not require collateral from its customers and has generally had a good collection history.

FREIGHT COSTS:
The Company reflects the cost for shipping its products to customers in cost of products sold.

REVENUE RECOGNITION:
Revenue from product sales is recognized when shipment to the customer has been made, which is when title passes.

ADVERTISING:
The Company expenses all advertising costs as incurred which, for the years ended December 31, 2000, 1999 and 1998, totaled $2,968,000, $2,748,000 and
$2,861,000, respectively.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS:
In December 1999, the SEC published Staff Accounting Bulletin (SAB) 101, which expressed the SEC staff's position regarding revenue recognition in financial statements. The Company's revenue recognition policies and related disclosure practices comply with the guidance set out in SAB 101.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will be adopted in fiscal year 2001. The Company believes the adoption of this Statement will not have a significant effect on earnings or the financial position of the Company.

RECLASSIFICATION:
Certain amounts in the prior year financial statements have been reclassified to conform to the 2000 presentation of freight costs.

NOTE B - INVENTORIES:
The major components of inventories are as follows:

------------------------------------------------------------
(Thousands of dollars)                    2000        1999
------------------------------------------------------------

Raw materials and in-process            $25,898      $24,040
Finished parts                           11,148        9,266
Finished products                         2,714        2,883
                                        -------      -------
                                        $39,760      $36,189
                                        =======      =======
------------------------------------------------------------

The excess of replacement cost over LIFO cost is approximately $24,014,000 and $23,207,000 at December 31, 2000 and 1999, respectively.

NOTE C - FINANCING ARRANGEMENTS:
Under unsecured demand lines of credit with banks, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company and $300,000 with interest at 7.5%. At December 31, 2000, $10.3 million was available for borrowing.

In 1999, the Company negotiated an additional unsecured $20.0 million credit facility at a fixed rate of interest of 6.0%, to finance the construction of a new manufacturing complex. The note permits the Company to draw funds and requires interest-only payments through March 31, 2001 and then converts to a term loan requiring interest and principal payments through March 31, 2006. In connection with the conversion of the credit facility to a term loan on March 21, 2001, the Company has classified $600,000 of the $4.0 million balance outstanding at December 31, 2000 as current. Under the term loan, the Company will make quarterly principal payments beginning March 31, 2001 through March 31, 2006. At December 31, 2000, $16.0 million was available for borrowing.

The Company also has an $8.0 million unsecured revolving loan agreement which matures in May 2001. At December 31, 2000, $7.2 million was available for borrowing after deducting $800,000 of outstanding letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company (weighted average interest rate of 7.2% and 7.0% at December 31, 2000 and 1999, respectively).

Although the $20.0 million credit facility and the $8.0 million revolving loan agreements contain restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

Interest expense was $183,000 (net of $25,000 capitalized interest), $55,000 (net of $100,000 capitalized interest) and $188,000 in 2000, 1999 and 1998, respectively.

     THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
Notes to Consolidated
  Financial Statements
--------------------------------------------------------------------------------

Note D - Income Taxes: The
components of income before income taxes are:

--------------------------------------------------------------
(Thousands of dollars)              2000      1999      1998
--------------------------------------------------------------
United States                     $22,002   $21,480   $18,315
Foreign                               194        61       837
                                  -------   -------   -------
                                  $22,196   $21,541   $19,152
                                  =======   =======   =======

--------------------------------------------------------------

The components of income tax expense are as follows:

--------------------------------------------------------------
(Thousands of dollars)              2000      1999      1998
--------------------------------------------------------------
Current:
  Federal                          $6,484    $7,861    $8,386
  Canadian                            332       259       409
  State and local                     923     1,317       689
                                   ------    ------    ------
                                    7,739     9,437     9,484
Deferred expense (credit)             661      (977)   (2,084)
                                   ------    ------    ------
                                   $8,400    $8,460    $7,400
                                   ======    ======    ======

--------------------------------------------------------------

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

--------------------------------------------------------------
(Thousands of dollars)              2000      1999      1998
--------------------------------------------------------------
Income taxes at
  statutory rate                   $7,769    $7,539    $6,703
State and local income taxes,
  net of federal tax benefit          694       798       448
Other                                 (63)      123       249
                                   ------    ------    ------
                                   $8,400    $8,460    $7,400
                                   ======    ======    ======

--------------------------------------------------------------

Deferred tax assets (liabilities) consist of the following:

--------------------------------------------------------------
(Thousands of dollars)              2000      1999      1998
--------------------------------------------------------------
Current:
  Inventories                      $2,089    $2,445    $1,957
  Accrued liabilities               2,700     2,753     2,257
                                   ------    ------    ------
                                    4,789     5,198     4,214
Non-current:
  Depreciation                     (5,501)   (5,439)   (5,399)
  Postretirement health
    benefits obligation             9,718     9,846     9,820
  Other                              (103)      (41)      (48)
                                   ------    ------    ------
                                    4,114     4,366     4,373
                                   ------    ------    ------
                                   $8,903    $9,564    $8,587
                                   ======    ======    ======

--------------------------------------------------------------


The Company made income tax payments of $8,849,000, $9,300,000 and $10,400,000 in 2000, 1999 and 1998, respectively.

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

The following table presents the plans' funded status reconciled with amounts recognized in the Company's balance sheets:

--------------------------------------------------------------------------------------------------------
                                             PENSION BENEFITS                     OTHER BENEFITS
--------------------------------------------------------------------------------------------------------
(Thousands of dollars)                  2000                 1999           2000                  1999
--------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at beginning of year                $ 23,735             $ 27,704       $ 15,894              $ 16,675
Service cost                             1,251                1,481            582                   681
Interest cost                            1,739                1,847          1,232                 1,140
Actuarial losses (gains)                   451               (3,608)          (391)               (1,823)
Benefits paid                             (833)              (3,689)        (1,037)                 (779)
                                      --------             --------       --------              --------
BENEFIT OBLIGATION AT END OF YEAR       26,343               23,735         16,280                15,894


CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year                  27,566               26,183             --                    --
Actual return on plan assets             2,529                3,381             --
Company contributions                    1,408                1,691          1,037                   779
Benefits paid                             (833)              (1,037)          (779)
                                      --------             --------       --------              --------
Fair value of plan assets
  at end of year                        30,670               27,566             --                    --
                                      --------             --------       --------              --------
Funded status of the plan
  over (under) funded                    4,327                3,831        (16,280)
Unrecognized net actuarial
  (loss)                                (3,566)              (3,656)        (5,132)               (5,082)
Unrecognized net transition asset         (348)                (521)            --                    --
Unrecognized prior service cost             --                   22         (3,008)               (3,763)
                                      --------             --------       --------              --------
PREPAID (ACCRUED) BENEFIT COST        $    413             $   (324)      $(24,420)             $(24,739)
                                      ========             ========       ========              ========


WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate                             8.00%                8.00%          8.00%                 8.00%
Expected rate of return
  on plan assets                          8.00%                8.00%            --                    --
Rate of compensation increase             4.00%                4.00%            --                    --
--------------------------------------------------------------------------------------------------------

                                   THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
                                                           Notes to Consolidated
                                                         Financial Statements
--------------------------------------------------------------------------------

Approximately $1,000,000 of the postretirement benefit obligation has been classified as a current liability at December 31, 2000 and December 31, 1999.

For measurement purposes, a 6.0 - 6.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 4.5 percent by 2005 and remain at that level thereafter.

----------------------------------------------------------------------------------------------------------------------------
                                                             PENSION BENEFITS                       OTHER BENEFITS
----------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                2000         1999         1998         2000         1999         1998
----------------------------------------------------------------------------------------------------------------------------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                        $ 1,251      $ 1,481      $ 1,377      $   582      $   681      $   642
Interest cost                                         1,739        1,847        1,784        1,232        1,140        1,113
Expected return on plan assets                       (2,104)      (2,059)      (1,844)          --           --           --
Amortization of prior service cost
   and unrecognized gain                                (42)          34           35         (756)        (756)        (756)
Recognized net actuarial loss                          (174)        (174)        (174)        (340)        (182)        (208)
                                                    -------      -------      -------      -------      -------      -------
BENEFIT COST                                        $   670      $ 1,129      $ 1,178      $   718      $   883      $   791
                                                    =======      =======      =======      =======      =======      =======
----------------------------------------------------------------------------------------------------------------------------

The assumed health care trend rate has a significant effect on the amounts reported for other postretirement benefits.

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        ONE-PERCENTAGE POINT
-----------------------------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                                                                 INCREASE      DECREASE
-----------------------------------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components in 2000                                         $  167        $(153)
Effect on accumulated postretirement benefit obligation as of December 31, 2000                         $1,090        $(969)
-----------------------------------------------------------------------------------------------------------------------------

NOTE F - BUSINESS SEGMENT INFORMATION:
The Company operates principally in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire and military applications. Except for export sales, the Company's pumps are marketed in the United States and Canada through a network of about 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers) and by direct sales.

Export sales are principally made through foreign distributors and manufacturers' representatives. The Company exports to more than 75 countries around the world. The components of customer sales, based on the location of customers, are as follows:

----------------------------------------------------------------------------------------------------------
(Thousands of dollars)                            2000        %        1999        %        1998        %
----------------------------------------------------------------------------------------------------------
United States                                   $153,104      81     $151,492      83     $145,997      84
Exports to foreign countries                      37,040      19       30,453      17       27,867      16
                                                --------     ---     --------     ---     --------     ---
TOTAL                                           $190,144     100     $181,945     100     $173,864     100
                                                ========     ===     ========     ===     ========     ===

----------------------------------------------------------------------------------------------------------

     THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
Management`s Discussion and Analysis of
   Financial Condition and Results of Operations
--------------------------------------------------------------------------------

2000 COMPARED TO 1999
The Company recorded net sales of $190.1 million in 2000, marking a record for the 14th consecutive year and exceeded 1999 net sales of $181.9 million by 4.5%. Double-digit growth occurred in the wastewater and the original equipment markets. International business expanded as export shipments increased nearly 22% over 1999 and currently represents 19% of total net sales. Growth in the original equipment market was principally a result of shipments of fabricated components used in the gas turbine power generation industry. The growth in these markets along with a general price increase of 2 to 3 percent was somewhat offset by an overall economic slowing for pumps late in the year and a movement of deliveries of fabricated products from the fourth quarter 2000 into 2001. Other income totaled $1.3 million in 2000 compared to $881,000 in 1999, the increase resulting principally from interest income on invested funds and a gain recorded from the sale of unutilized machinery and equipment.

Cost of products sold totaled $141.7 million in 2000 compared to $135.6 in 1999, equal to 74.5% of net sales in 2000 and 1999. Gross profit margins were $48.4 million in 2000 compared to $46.3 million in 1999. As a percent of net sales, gross profit margins were 25.5% in 2000 and 1999. On-going production efficiencies, from prior investments to update technology and machinery, and capacity utilization aided in offsetting manufacturing cost increases associated with general inflationary factors and production disruptions of moving machinery and materials into a newly completed manufacturing facility.

The Company had previously accounted for product delivery cost to its customers as a deduction from sales. In 2000, the Company reflected the cost for shipping its products to customers in costs of products sold.
As a result, certain amounts in prior periods have been reclassified to conform to the 2000 presentation.

Selling, general and administrative (SG&A) expenses in 2000 were $26.4 million compared to $25.7 million in 1999, an increase of 2.9%. As a percent of net sales SG&A expenses were 13.9% and 14.1% in 2000 and 1999, respectively. Utilization of fixed SG&A expenses incurred to generate product sales and lower pension and other postretirement expenses contributed toward the improved percentage to net sales.

Interest expense amounted to $183,000 in 2000 compared to $55,000 in 1999 (net of $25,000 and $100,000 capitalized interest expense associated with the new facility construction project in 2000 and 1999, respectively).

The Company recorded a non-recurring expense in 2000 associated with the moving of machines and materials into a newly completed manufacturing facility, resulting in a $1.1 million reduction in operating income. The move and expenses occurred principally in the third quarter 2000 and reduced after tax income for 2000 by $711,000, equal to earnings per share of $0.08.

The effective income tax rate was 37.8% in 2000, compared to 39.3% in 1999. The lower effective tax rate principally resulted from reductions in state and local taxes. (See Note D to the financial statements.)

Record net income for the 14th consecutive year increased 5.5% in 2000 to $13.8 million compared to $13.1 million in 1999. As a percent of net sales, net income was 7.3% and 7.2% in 2000 and 1999, respectively. Earnings per share increased nine cents to $1.61 in 2000 compared to $1.52 in 1999.

The 2000 cash dividend of 62 cents per common share was the 28th consecutive year during which cash dividends paid have increased. The yield at December 31, 2000 was 3.6%.

1999 COMPARED TO 1998
The Company achieved record net sales and net income in 1999, marking the 13th consecutive year for such accomplishments. Net sales in 1999 were $181.9 million compared to $173.9 million in 1998, an increase of 4.6%. Double-digit growth resulted in the wastewater, fire protection and original equipment markets including demand for fabricated components used in the gas turbine industry. This growth coupled with general price increases ranging from two to four percent, was somewhat offset by declines in the construction market. Export shipments accounted for approximately 17.0% of total net sales. Other income amounted to $881,000 in 1999 compared to $1.0 million in 1998 and results principally from interest income earned on the investment of funds.

--------------------------------------------------------------------------------

Cost of products sold in 1999 was $135.6 million equal to 74.5% of net sales compared to $130.2 million or 74.9% in 1998. Gross profit margins were $46.3 in 1999 compared to $43.7 million in 1998. As a percent of net sales, gross profit margins were 25.5% and 25.1% in 1999 and 1998, respectively. These amounts are principally the result of product mix, cost control, continued improvement in plant resource utilization, and continued operating efficiencies associated with investment in current technology and machinery.

Selling, general and administrative (SG&A) expenses for 1999 were $25.7 million compared to $25.6 million in 1998. SG&A expenses as a percent of net sales amounted to 14.1% in 1999 and 14.7% in 1998. Cost control efforts in advertising, travel and general administrative operating expenses, together with an improved ratio of fixed SG&A expenses incurred toward generating product sales, principally accounted for the improvement. Interest expense amounted to $55,000 (net of $100,000 capitalized interest expense associated with the new facility construction project) in 1999 compared to $188,000 in 1998.

The effective income tax rate was 39.3% in 1999, compared to 38.6% in 1998. The increase was principally the result of increased state and local taxes. (See Note D to the financial statements.)

Net income, a record for the 13th consecutive year, increased 11.3% to $13.1 million compared to $11.8 million in 1998. Net income as a percent of net sales was 7.2% in 1999 compared to 6.8% in 1998. Earnings per share increased 15 cents to $1.52 compared to $1.37 in 1998.

The 1999 annual dividend of 60 cents per common share represented the 27th consecutive year cash dividends have increased. The dividend yield at December 31, 1999 was 3.4%.

LIQUIDITY AND SOURCES OF CAPITAL
Cash and cash equivalents totaled $7.6 million as of December 31, 2000. In addition, the Company has $10.3 million available in bank short-term lines of credit.

In 1999, an additional unsecured $20.0 million term loan credit facility was established to finance the construction of a new manufacturing complex, of which $16.0 million was available for borrowing at December 31, 2000.

The Company also maintains an unsecured revolving credit facility, expiring in 2001, which provides for maximum borrowings of $8.0 million, $7.2 million of which is available. As of December 31, 2000, $800,000 covered outstanding letters of credit.

Although the $20.0 million credit facility and the $8.0 million facility contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

During 2000, the Company financed its capital improvements and working capital requirements through internally generated funds and line of credit arrangements with banks. Capital expenditures for 2001, estimated to be $7.5 to $9.0 million, are expected to be financed through internally generated funds, existing credit arrangements and the term loan with a bank. The Company completed construction of the first phase of a new manufacturing complex in 2000 that will eventually house the manufacturing, warehousing and office facilities of the Mansfield Division and IPT Pumps Division. Approximately $25.0 million was expended for the construction project, $9.0 million in 2000 and $15.0 million in 1999 ($5.0 million less than projected). While much of the design and development work has occurred for Phase Two, a date or plan to begin construction has not been established.

The ratio of current assets to current liabilities was 4.3 to 1 at December 31, 2000, compared to 4.5 to 1 at December 31, 1999. Management believes that it has adequate working capital and a healthy liquidity position.

      THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
Ten Year Summary of
   Selected Financial Data
--------------------------------------------------------------------------------

(Thousands of dollars, except per share amounts)
                                                          2000           1999          1998            1997
                                                        --------       --------       --------       --------
OPERATING RESULTS:
   Net sales (1)                                        $190,144       $181,945       $173,864       $167,426
   Gross profit                                           48,430         46,347         43,713         40,964
   Income taxes                                            8,400          8,460          7,400          6,340
   Income (2)                                             13,796         13,081         11,752         10,612
   EBITDA (3)                                             29,242         28,085         25,670         23,149
   Depreciation and amortization                           6,863          6,489          6,330          5,959
   Interest expense                                          183             55            188            238
   Return on net sales (%)                                   7.3            7.2            6.8            6.3
   Sales dollars per employee                              186.2          177.3          170.1          163.5
   Income dollars per employee                              13.5           12.7           11.5           10.4

FINANCIAL POSITION:
   Current assets                                       $ 82,289       $ 78,185       $ 78,556       $ 81,695
   Current liabilities                                    19,079         17,439         17,431         17,036
   Working capital                                        63,210         60,746         61,125         64,659
   Current ratio                                             4.3            4.5            4.5            4.8
   Property, plant and equipment - net                    57,885         53,609         43,916         40,919
   Capital additions                                      11,439         16,182          9,327          6,329
   Total assets                                          145,881        136,875        127,477        127,865
   Long-term debt                                          3,413          3,107            783          6,689
   Shareholders' equity                                   99,999         92,295         83,706         78,060
   Dividends paid                                          5,322          5,152          4,983          4,821
   Average number of employees                             1,021          1,026          1,022          1,024

SHAREHOLDER INFORMATION:
   Basic and diluted earnings per share (2)             $   1.61       $   1.52       $   1.37       $   1.23
   Cash dividends per share                                  .62            .60            .58            .56
   EBITDA per share (3)                                     3.41           3.27           2.98           2.69
   Shareholders' equity per share at December 31,          11.67          10.74           9.75           9.07
   Average number of shares outstanding                8,583,183      8,585,877      8,599,713      8,609,479


(1) Prior period amounts and calculations using net sales have been reclassified to conform to the 2000 presentation of freight costs.
(2) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886,000 or $1.38 per share.
(3) EBITDA is earnings before interest, taxes, depreciation and amortization.

--------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2000 and 1999.


(Thousands of dollars, except per share amounts)
QUARTER ENDED 2000                                          MAR. 31     JUNE 30     SEPT. 30    DEC. 31       TOTAL
                                                            -------     ------      --------    -------     --------
Net sales                                                   $49,024     $48,008     $47,618     $45,494     $190,144
Gross profit                                                 12,683      12,238      12,444      11,065       48,430
Net income                                                    4,100       3,661       3,128       2,907       13,796
Basic and diluted earnings per share                            .48         .42         .37         .34         1.61


QUARTER ENDED 1999                                          MAR. 31     JUNE 30     SEPT. 30    DEC. 31       TOTAL
                                                            -------     ------      --------    -------     --------
Net sales                                                   $43,825     $45,788     $47,594     $44,738     $181,945
Gross profit                                                 11,294      11,503      13,069      10,481       46,347
Net income                                                    2,861       3,381       3,903       2,936       13,081
Basic and diluted earnings per share                            .33         .40         .45         .34         1.52

--------------------------------------------------------------------------------

              1996                1995                1994                1993                1992                1991
            --------            --------            --------            --------            --------            --------
            $157,549            $151,765            $139,601            $133,537            $127,937            $125,321
              39,127              36,516              35,763              32,699              30,975              29,872
               5,735               5,590               5,625               5,063               4,693               4,664
               9,928               9,461               9,327               8,795               7,966               7,689
              21,668              20,826              19,681              18,190              16,897              16,564
               5,675               5,173               4,534               4,274               4,025               3,874
                 330                 602                 195                  58                 213                 337
                 6.3                 6.2                 6.7                 6.6                 6.2                 6.1
               161.8               156.1               140.6               136.0               127.6               121.8
                10.2                 9.7                 9.4                 9.0                 7.9                 7.5

            $ 71,926            $ 71,401            $ 60,070            $ 55,746            $ 50,152            $ 53,642
              15,199              19,727              16,391              14,382              12,380              14,471
              56,727              51,674              43,679              41,364              37,772              39,171
                 4.7                 3.6                 3.7                 3.9                 4.1                 3.7
              40,549              42,163              40,879              36,835              30,807              30,838
               4,036               8,229               8,553              10,277               4,496               8,224
             117,650             119,816             107,100              98,706              86,434              85,131
               3,796               7,188               4,715               5,338                 668               6,238
              72,737              67,240              61,608              56,911              52,759              61,256
               4,567               4,466               4,209               4,122               3,923               3,820
                 974                 972                 993                 982               1,003               1,029

            $   1.15            $   1.10            $   1.09            $   1.02            $    .92            $    .89
                 .53                 .52                 .49                 .48                 .46                 .45
                2.51                2.43                2.29                2.12                1.97                1.93
                8.44                7.81                7.18                6.63                6.14                7.13
           8,617,168           8,587,466           8,579,633           8,588,493           8,594,255           8,594,255

--------------------------------------------------------------------------------

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000, appearing on pages 10 through 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
January 26, 2001

     THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
Shareholder
  Information
--------------------------------------------------------------------------------

RANGES OF STOCK PRICES
The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:

                                      SALES PRICE OF COMMON SHARES                         DIVIDENDS PER SHARE
                                2000                               1999                    2000           1999
                       ----------------------              ----------------------          ----           ----
QUARTER                HIGH               LOW              HIGH              LOW
First                $17.6250          $14.5000          $17.2500          $14.6875        $.15           $.15
Second                18.8750           15.2500           16.7500           14.4375         .15            .15
Third                 19.0000           15.5000           16.7500           15.5000         .16            .15
Fourth                18.0000           15.0000           18.0000           14.2500         .16            .15

--------------------------------------------------------------------------------

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 26, 2001.

                                                                                     HOLDERS        SHARES
                                                                                     -------       ---------
                Individuals                                                           1,380        2,384,660
                Nominees, Brokers and Others                                             28        6,180,893
                                                                                      -----        ---------
                                                                    TOTAL             1,408        8,565,553
                                                                                      =====        =========

An additional 299,623 Common Shares are held in Treasury.

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

Such factors include the following: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.



                                                                              23