Form 10-K405, Exhibit 13
period 2001-12-31
GORMAN RUPP CO
filed 2002-03-26
CIK 42682

                                                                      Exhibit 13

THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS
OF INCOME AND SHAREHOLDERS' EQUITY

(Thousands of dollars, except per share amounts)         YEAR ENDED DECEMBER 31,
INCOME                                               2001          2000          1999
                                                 ----------    ----------    ----------
Net sales                                        $  202,927    $  190,144    $  181,945
Other income                                            886         1,340           881
                                                 ----------    ----------    ----------
TOTAL INCOME                                        203,813       191,484       182,826

Deductions from income:
  Cost of products sold                             154,819       141,714       135,598
  Selling, general and administrative expenses       25,959        26,431        25,687
  Non-recurring expense - plant relocation                -         1,143             -
                                                 ----------    ----------    ----------
                                                    180,778       169,288       161,285
                                                 ----------    ----------    ----------
   INCOME BEFORE INCOME TAXES                        23,035        22,196        21,541
Income taxes                                          8,450         8,400         8,460
                                                 ----------    ----------    ----------
   NET INCOME                                    $   14,585    $   13,796    $   13,081
                                                 ==========    ==========    ==========

   BASIC AND DILUTED EARNINGS PER SHARE          $     1.70    $     1.61    $     1.52
                                                 ==========    ==========    ==========

Average number of shares outstanding              8,555,830     8,583,183     8,585,877


        SHAREHOLDERS' EQUITY                                                  ACCUMULATED
                                                                                 OTHER
                                                     COMMON      RETAINED    COMPREHENSIVE
                                                     SHARES      EARNINGS     INCOME (LOSS)    TOTAL
                                                     ------      --------     -------------    -----

BALANCES DECEMBER 31, 1998                         $   5,116     $  80,314     $  (1,724)    $  83,706
  Comprehensive income:
     Net income                                                     13,081                      13,081
     Foreign currency translation adjustments                                        487           487
                                                                                             ---------
     Total comprehensive income                                                                 13,568
  Sale of 35,813 common shares from treasury              23           550                         573
  Purchase of 25,000 common shares for treasury          (16)         (384)                       (400)
  Cash dividends - $.60 a share                                     (5,152)                     (5,152)
                                                   ---------     ---------     ---------     ---------
BALANCES DECEMBER 31, 1999                             5,123        88,409        (1,237)       92,295
  Comprehensive income:
     Net income                                                     13,796                      13,796
     Foreign currency translation adjustments                                       (287)         (287)
                                                                                             ---------
     Total comprehensive income                                                                 13,509
  Sale of 3,000 common shares from treasury                2            45                          47
  Purchase of 29,496 common shares for treasury          (19)         (511)                       (530)
  Cash dividends - $.62 a share                                     (5,322)                     (5,322)
                                                   ---------     ---------     ---------     ---------
BALANCES DECEMBER 31, 2000                             5,106        96,417        (1,524)       99,999
  Comprehensive income:
     Net income                                                     14,585                      14,585
     Foreign currency translation adjustments                                       (486)         (486)
                                                                                             ---------
     Total comprehensive income                                                                 14,099
  Sale of 3,000 common shares from treasury                2            71                          73
  Purchase of 31,000 common shares for treasury          (21)         (765)                       (786)
  Cash dividends - $.64 a share                                     (5,475)                     (5,475)
                                                   ---------     ---------     ---------     ---------
BALANCES DECEMBER 31, 2001                         $   5,087     $ 104,833     $  (2,010)    $ 107,910
                                                   =========     =========     =========     =========

10  See notes to consolidated financial statements.

THE GORMAN-RUPP COMPANY AND SUBSIDIARIES

CONSOLIDATED
BALANCE SHEETS

(Thousands of dollars)                                                          DECEMBER 31,
ASSETS                                                                       2001          2000
                                                                         ---------     ---------
CURRENT ASSETS
   Cash and cash equivalents                                             $  20,583     $   7,630
   Accounts receivable                                                      28,378        28,851
   Inventories                                                              33,889        39,760
   Deferred income taxes                                                     4,249         4,789
   Other current assets                                                      2,020         1,259
                                                                         ---------     ---------
      TOTAL CURRENT ASSETS                                                  89,119        82,289
OTHER ASSETS                                                                 2,280         1,593
DEFERRED INCOME TAXES                                                        2,819         4,114
PROPERTY, PLANT AND EQUIPMENT
      Land                                                                   1,592         1,592
      Buildings                                                             43,070        42,573
      Machinery and equipment                                               73,787        73,157
                                                                         ---------     ---------
                                                                           118,449       117,322
      Less allowances for depreciation                                      64,554        59,437
                                                                         ---------     ---------
      PROPERTY, PLANT AND EQUIPMENT - NET                                   53,895        57,885
                                                                         ---------     ---------
                                                                         $ 148,113     $ 145,881
                                                                         =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                      $   5,433     $   7,391
   Payrolls and related liabilities                                          3,377         3,331
   Commissions payable                                                       3,389         2,532
   Accrued expenses                                                          2,955         2,621
   Accrued medical benefits                                                  2,949         2,604
   Current portion of long-term debt                                             -           600
                                                                         ---------     ---------

      TOTAL CURRENT LIABILITIES                                             18,103        19,079

LONG-TERM DEBT                                                                   -         3,413

POSTRETIREMENT BENEFITS                                                     22,100        23,390

SHAREHOLDERS' EQUITY
   Common Shares, without par value: Authorized - 14,000,000 shares;
        Outstanding - 8,537,553 shares in 2001 and 8,565,553 shares in
        2000 (after deducting treasury shares of 327,623 in 2001 and
        299,623 in 2000) at stated capital amount                            5,087         5,106
   Retained earnings                                                       104,833        96,417
   Accumulated other comprehensive loss (translation adjustments)           (2,010)       (1,524)
                                                                         ---------     ---------
      TOTAL SHAREHOLDERS' EQUITY                                           107,910        99,999
                                                                         ---------     ---------
                                                                         $ 148,113     $ 145,881
                                                                         =========     =========



                           See notes to consolidated financial statements.   11

THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS
OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
(Thousands of dollars)                                     2001         2000         1999
                                                         --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                           $ 14,585     $ 13,796     $ 13,081
    Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization                      7,128        6,863        6,489
         Deferred income taxes                              1,835          661         (977)
         Changes in operating assets and liabilities:
           Accounts receivable                                473         (953)      (1,616)
           Inventories                                      5,871       (3,571)       2,134
           Accounts payable                                (1,958)       1,586       (2,861)
           Postretirement benefits                         (1,490)      (1,057)        (494)
           Other                                             (151)        (996)       1,755
                                                         --------     --------     --------
           NET CASH PROVIDED BY OPERATING ACTIVITIES       26,293       16,329       17,511

CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital additions, net                                 (3,139)     (11,439)     (16,182)
    Purchases of short-term investments                    (2,000)      (7,204)     (13,502)
    Proceeds from short-term investments                    2,000       10,429       16,583
    Other                                                       -          300            -
                                                         --------     --------     --------
           NET CASH USED FOR INVESTING ACTIVITIES          (3,139)      (7,914)     (13,101)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Cash dividends                                         (5,475)      (5,322)      (5,152)
    Proceeds from bank borrowings                           2,495       17,119       29,430
    Payments to bank for borrowings                        (6,508)     (16,213)     (27,106)
    Sale of common shares from treasury                        73           47          573
    Purchase of common shares for treasury                   (786)        (530)        (400)
                                                         --------     --------     --------
           NET CASH USED FOR FINANCING ACTIVITIES         (10,201)      (4,899)      (2,655)
                                                         --------     --------     --------

           NET INCREASE IN CASH
           AND CASH EQUIVALENTS                            12,953        3,516        1,755

CASH AND CASH EQUIVALENTS:
   Beginning of year                                        7,630        4,114        2,359
                                                         --------     --------     --------
   END OF YEAR                                           $ 20,583     $  7,630     $  4,114
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

INVENTORIES:
Inventories are stated at the lower of cost or market. The cost for approximately 96% of inventories at December 31, 2001 and 2000 is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

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

CONCENTRATION OF CREDIT RISK:
The Company does not require collateral from its customers and has generally had a good collection history. In 2001, sales to one customer were approximately 16.7% of total net sales and at December 31, 2001, 6.3% of total accounts receivable were due from this one customer. In 2000 and 1999 there were no sales to any customer greater than 10% of net sales.

FREIGHT COSTS:
The Company reflects the cost for shipping its products to customers in cost of products sold.

REVENUE RECOGNITION:
Revenue from product sales is generally recognized when shipment to the customer has been made, which is when title passes.

ADVERTISING:
The Company expenses all advertising costs as incurred which, for the years ended December 31, 2001, 2000 and 1999 totaled $2,519,000, $2,968,000 and
$2,748,000 respectively.

USE OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS:
In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December
15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will adopt the new rules on accounting for goodwill and other tangible assets beginning in the first quarter of 2002. The Company has determined there will be no effect on the earnings and financial position of the Company upon adoption.

In October 2001, the FASB issued statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company will adopt the new rules on accounting for the impairment and disposal of long-lived assets beginning in the first quarter of 2002. The Company is currently reviewing this statement to determine the effect on the Company's financial statements.

TRANSLATION OF FOREIGN CURRENCY:
Assets and liabilities of the Company's operations outside the United States, accounted for in a functional currency other than U.S dollars, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within shareholders' equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

NOTE B - INVENTORIES:
The major components of inventories are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                                    2001             2000
--------------------------------------------------------------------------------
Raw materials and in-process                            $22,224          $25,898
Finished parts                                            9,700           11,148
Finished products                                         1,965            2,714
                                                        -------          -------
                                                        $33,889          $39,760
                                                        =======          =======
--------------------------------------------------------------------------------

The excess of replacement cost over LIFO cost is approximately $25,113,000 and $24,014,000 at December 31, 2001 and 2000, respectively.

NOTE C - FINANCING ARRANGEMENTS:
Under unsecured demand lines of credit with banks, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company and $300,000 with interest at 7.5 percent. At December 31, 2001, $10.3 million was available for borrowing.

In 1999, the Company negotiated an additional unsecured $20.0 million credit facility at a fixed rate of interest of 6.0%, to finance the construction of a new manufacturing complex. The note permitted the Company to draw funds and required interest-only payments through March 31, 2001 and then converted to a term loan requiring interest and principal payments through March 31, 2006. In connection with the conversion of the credit facility to a term loan on March 21, 2001, the Company classified $600,000 of the $4.0 million balance outstanding at December 31, 2000 as current. In 2001 the Company paid the outstanding balance of the term loan and subsequently terminated the loan.

On January 3, 2002, the Company negotiated an additional unsecured $16.0 million credit facility with interest at LIBOR plus .75%, or at alternate rates as selected by the Company.

The Company had an $8.0 million unsecured revolving loan agreement that matured in May 2001 and was renewed as a $4.0 million unsecured revolving loan agreement which matures in May 2003. At December 31, 2001, $3.0 million was available for borrowing after deducting $1.0 million of letters of credit. Interest is payable quarterly at LIBOR plus .55%, or at alternative rates as selected by the Company (weighted average interest rate of 2.7% and 7.2% at December 31, 2001 and 2000, respectively.)

The $10.0 million demand line of credit and the $4.0 million revolving loan agreements contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2001 the Company significantly exceeds the requirements.

Interest expense was $116,000, $183,000 (net of $25,000 capitalized interest), and $55,000 (net of $100,000 capitalized interest) in 2001, 2000 and 1999, respectively.

THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

NOTE D - INCOME TAXES:
The components of income before income taxes are:

--------------------------------------------------------------------------------
(Thousands of dollars)                      2001           2000           1999
--------------------------------------------------------------------------------

United States                             $22,456        $22,002        $21,480
Foreign                                       579            194             61
                                          -------        -------        -------
                                          $23,035        $22,196        $21,541
                                          =======        =======        =======
--------------------------------------------------------------------------------

The components of income tax expense are as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                      2001           2000           1999
--------------------------------------------------------------------------------
Current expense:
  Federal                                 $ 5,306        $ 6,484        $ 7,861
  Canadian                                    306            332            259
  State and local                           1,003            923          1,317
                                          -------        -------        -------
                                            6,615          7,739          9,437
Deferred expense (credit)
  Federal                                   1,723            640           (837)
  Canadian                                   (123)           (67)           (26)
  State and local                             235             88           (114)
                                          -------        -------        -------
                                            1,835            661           (977)
                                          -------        -------        -------
                                          $ 8,450        $ 8,400        $ 8,460
                                          =======        =======        =======
--------------------------------------------------------------------------------

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

--------------------------------------------------------------------------------
(Thousands of dollars)                      2001           2000           1999
--------------------------------------------------------------------------------

Income taxes at
  statutory rate                          $ 8,062        $ 7,769        $ 7,539
State and local income taxes,
  net of federal tax benefit                  773            694            798
Other                                        (385)           (63)           123
                                          -------        -------        -------
                                          $ 8,450        $ 8,400        $ 8,460
                                          =======        =======        =======

--------------------------------------------------------------------------------
Deferred tax assets (liabilities) consist of the following:
--------------------------------------------------------------------------------
(Thousands of dollars)                      2001           2000           1999
--------------------------------------------------------------------------------

Current:
  Inventories                             $ 1,430        $ 2,089        $ 2,445
  Accrued liabilities                       2,819          2,700          2,753
                                          -------        -------        -------
                                            4,249          4,789          5,198
Non-current:
  Depreciation                             (5,651)        (5,501)        (5,439)
  Postretirement health
    benefits obligation                     8,725          9,718          9,846
  Other                                      (255)          (103)           (41)
                                          -------        -------        -------
                                            2,819          4,114          4,366
                                          -------        -------        -------
                                          $ 7,068        $ 8,903        $ 9,564
                                          =======        =======        =======


The Company made income tax payments of $7,223,000, $8,849,000, and $9,300,000 in 2001, 2000 and 1999, respectively.

NOTE E - PENSIONS AND OTHER POSTRETIREMENT BENEFITS:

The Company sponsors a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax-deductible contribution. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company's policy is to fund the cost of these benefits as incurred.

The following table presents the plans' funded status reconciled with amounts recognized in the Company's balance sheets:

-------------------------------------------------------------------------------------
                                         PENSION BENEFITS           OTHER BENEFITS
-------------------------------------------------------------------------------------
(Thousands of dollars)                  2001         2000         2001         2000
--------------------------------------------------------------------------------------

CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at beginning of year              $ 26,343     $ 23,735     $ 16,280     $ 15,894
Service cost                           1,339        1,251          602          582
Interest cost                          2,071        1,739        1,262        1,232
Actuarial loss/(gain)                  2,804          451        2,042         (391)
Benefits paid                         (2,640)        (833)      (1,537)      (1,037)
                                    --------     --------     --------     --------
BENEFIT OBLIGATION AT END OF YEAR     29,917       26,343       18,649       16,280

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year                30,670       27,566            -            -
Actual return on plan assets          (2,351)       2,529            -            -
Company contributions                  1,420        1,408        1,537        1,037
Benefits paid                         (2,640)        (833)      (1,537)      (1,037)
                                    --------     --------     --------     --------

Fair value of plan assets
  at end of year                      27,099       30,670            -            -
                                    --------     --------     --------     --------

Funded status of the plan
  (under) over funded                 (2,818)       4,327      (18,649)     (16,280)
Unrecognized net actuarial
  loss/(gain)                          4,103       (3,566)      (2,734)      (5,132)
Unrecognized net transition asset       (174)        (348)           -            -
Unrecognized prior service cost            -            -       (2,252)      (3,008)
                                    --------     --------     --------     --------
PREPAID (ACCRUED) BENEFIT COST      $  1,111     $    413     $(23,635)    $(24,420)
                                    ========     ========     ========     ========

WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate                           7.50%        8.00%        7.50%        8.00%
Expected rate of return
  on plan assets                        8.00%        8.00%           -            -
Rate of compensation increase           4.00%        4.00%           -            -

THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

Approximately $1,500,000 and $1,000,000 of the post-retirement benefit obligation has been classified as a current liability at December 31, 2001 and December 31, 2000, respectively.

For measurement purposes, an 8.0 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 4.5 percent by 2006 and remain at that level thereafter.

--------------------------------------------------------------------------------------------------------
                                                  PENSION BENEFITS                  OTHER BENEFITS
--------------------------------------------------------------------------------------------------------
(Thousands of dollars)                      2001       2000       1999       2001       2000       1999
                                          -------    -------    -------    -------    -------    -------

COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                              $ 1,339    $ 1,251    $ 1,481    $   602    $   582    $   681
Interest cost                               2,071      1,739      1,847      1,262      1,232      1,140
Expected return on plan assets             (2,477)    (2,104)    (2,059)         -          -          -
Amortization of prior service cost
  and unrecognized gain                       (36)       (42)        34       (756)      (756)      (756)
Recognized net actuarial loss                (174)      (174)      (174)      (351)      (340)      (182)
                                          -------    -------    -------    -------    -------    -------
BENEFIT COST                              $   723    $   670    $ 1,129    $   757    $   718    $   883
                                          =======    =======    =======    =======    =======    =======
--------------------------------------------------------------------------------------------------------

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

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

--------------------------------------------------------------------------------------------------------
                                                                                  ONE-PERCENTAGE POINT
--------------------------------------------------------------------------------------------------------
(Thousands of dollars)                                                            INCREASE   DECREASE
--------------------------------------------------------------------------------------------------------

Effect on total of service and interest cost components in 2001                   $   146    $  (131)
Effect on accumulated postretirement benefit obligation as of December 31, 2001   $ 1,319    $(1,204)
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

Export sales are principally made through foreign distributors and manufacturers' representatives. The Company exports to more than 75 countries around the world. The components of customer sales, based on the location of customers, are as follows:

-----------------------------------------------------------------------------------------------------
(Thousands of dollars)             2001           %        2000           %        1999           %
-----------------------------------------------------------------------------------------------------

United States                   $170,250          84    $153,104          81    $151,492          83
Exports to foreign countries      32,677          16      37,040          19      30,453          17
                                --------         ---    --------         ---    --------         ---

TOTAL                           $202,927         100    $190,144         100    $181,945         100
                                ========         ===    ========         ===    ========         ===

NOTE G - SUBSEQUENT EVENTS (UNAUDITED):
On February 26, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. ("AMT") for a cash purchase price of approximately $16.0 million. On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. ("Flo-Pak") for a cash purchase price of approximately $6.5 million. The acquisitions were financed with cash from the Company's treasury and by a draw of $10.0 million on an unsecured credit facility established on January 3, 2002. The Company anticipates that its borrowings for the acquisitions will be repaid from internally generated funds. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications and had revenues of approximately $14.9 million for the fiscal year ended October 31, 2001. AMT will operate as a subsidiary of the Company. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the heating, ventilation and air-conditioning (HVAC) market and had revenues of approximately $11.0 million for the year ended December 31, 2001. Flo-Pak's operations will be merged into Patterson Pump Company, a subsidiary of Gorman-Rupp.

THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2001 COMPARED TO 2000
The Company recorded net sales of $202.9 million in 2001, a record that marks the 15th consecutive year of increased sales, and exceeded 2000 net sales of $190.1 million by 6.7 percent. Highlighting sales growth was the substantial increase in demand for fabricated components used in the gas turbine power generation industry combined with continued strong demand for pumps in the fire protection, fresh water and wastewater markets. Growth in these markets, together with price increases on products ranging from 2-3%, were partially offset by the economic downturn in 2001, reducing demand for small pumps made for the original equipment market and establishing flat demand for pumps distributed to other domestic commercial markets.

In addition, international business declined as export shipments decreased nearly 12% in 2001, representing 16% of total net sales compared to 19% in 2000. However, the Company is not exposed to material market risks as a result of its export sales or its operations outside of the United States. Payment terms for export sales transacted by the Company consist of revocable and irrevocable letters of credit and open accounts; and payment terms regarding export shipments are made solely in U.S. Dollars. The Company's operations outside of the United States are small, both individually and collectively.

Other income in 2001 totaled $886,000 and was principally the result of interest income on invested funds. Interest income was constrained, however, due to lower rates of return. Other income in 2000 was $1.3 million and included interest income and a gain from the sale of unutilized machinery and equipment recorded in the fourth quarter.

Cost of products sold in 2001 equaled 76.3% of net sales and amounted to $154.8 million compared to 74.5% and $141.7 million in 2000. As a percent of net sales, gross profit margins were 23.7% in 2001 and 25.5% in 2000. Decreased gross margins resulted principally from the economic impact of higher energy costs, increased medical and healthcare expense and underutilized capacity primarily occurring after the September 11th terrorist attack and extending through the fourth quarter. The last half of 2001 presented different capacity utilization issues for the Company. While the Company's subsidiary in Georgia was responding to substantial increases in demand, two facilities in Ohio were experiencing order reductions and budget cutbacks. Cost control measures and on-going manufacturing efficiencies from prior investments assisted in maintaining the performance results for 2001.

Selling, general and administrative (SG&A) expenses in 2001 were $26.0 million compared to $26.4 million in 2000, a decrease of 1.8 percent. As a percent of net sales, SG&A expenses were 12.8% and 13.9% in 2001 and 2000, respectively. Cost control reductions, principally in advertising and product promotion in the fourth quarter contributed to lower SG&A expense for the year. Interest expense included in SG&A expenses amounted to $116,000 in 2001 compared to $183,000 in 2000.

The effective income tax rate was 36.7% in 2001, compared to 37.8% in 2000.

Record net income for the 15th consecutive year increased 5.7% in 2001 to $14.6 million compared to $13.8 million in 2000. As a percent of net sales, net income was 7.2% and 7.3% in 2001 and 2000, respectively. Earnings per share increased nine cents to $1.70 in 2001 compared to $1.61 in 2000.

Cash dividends paid on common shares equaled 64 cents per share and marked the 29th consecutive year of increased cash dividends. The yield at December 31, 2001 was 2.4 percent.

TRENDS
Numerous business entities in the pump and fluid-handling industries have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and two of its subsidiaries have been drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general, and speculative, and the cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company's results of operations, liquidity or financial condition.

SUBSEQUENT EVENTS-ACQUISITIONS
On February 26, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. ("AMT") for a cash purchase price of approximately $16.0 million. On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. ("Flo-Pak") for a cash purchase price of approximately $6.5 million. The acquisitions were financed with cash from the Company's treasury and by a draw of $10.0 million on an unsecured credit facility established on January 3, 2002. The Company anticipates that its borrowings for the acquisitions will be repaid from internally generated funds. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications and had revenues of approximately $14.9 million for the fiscal year ended October 31, 2001. AMT will operate as a subsidiary of the Company. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the heating, ventilation and air-conditioning (HVAC) market and had revenues of approximately $11.0 million for the year ended December 31, 2001. Flo-Pak's operations will be merged into Patterson Pump Company, a subsidiary of Gorman-Rupp.

2000 COMPARED TO 1999
The Company recorded net sales of $190.1 million in 2000, marking a record for the 14th consecutive year and exceeded 1999 net sales of $181.9 million by 4.5 percent. Double-digit growth occurred in the wastewater and the original equipment markets. International business expanded as export shipments increased nearly 22% over 1999, representing 19% of total net sales. Growth in the original equipment market was principally a result of shipments of fabricated components used in the gas turbine power generation industry. The growth in these markets along with a general price increase of 2-3% was somewhat offset by an overall economic slowing of demand for pumps late in the year and a movement of deliveries of fabricated products from the fourth quarter 2000 into 2001. Other income totaled $1.3 million in 2000 compared to $881,000 in 1999, the increase resulting principally from interest income on invested funds and a gain recorded from the sale of unutilized machinery and equipment.

Cost of products sold totaled $141.7 million in 2000 compared to $135.6 in 1999, equal to 74.5% of net sales in 2000 and 1999. Gross profit margins were $48.4 million in 2000 compared to $46.3 million in 1999. As a percent of net sales, gross profit margins were 25.5% in 2000 and 1999. On-going production efficiencies, from prior investments to update technology and machinery, and capacity utilization aided in offsetting manufacturing cost increases associated with general inflationary factors and production disruptions resulting from moving machinery and materials into a newly completed manufacturing facility.

Selling, general and administrative (SG&A) expenses in 2000 were $26.4 million compared to $25.7 million in 1999, an increase of 2.9 percent. As a percent of net sales, SG&A expenses were 13.9% and 14.1% in 2000 and 1999, respectively. Utilization of fixed SG&A expenses incurred to generate product sales and lower pension and other postretirement expenses contributed toward the improved percentage to net sales. Interest expense amounted to $183,000 in 2000 compared to $55,000 in 1999 (net of $25,000 and $100,000 capitalized interest cost associated with the new facility construction project in 2000 and 1999, respectively).

The Company recorded a non-recurring expense in 2000 associated with the moving of machines and materials into a newly completed manufacturing facility, resulting in a $1.1 million reduction in operating income. The move and expenses occurred principally in the third quarter 2000 and reduced after tax income for 2000 by $711,000 equal to earnings per share of $0.08.

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

The 2000 cash dividend of 62 cents per common share was the 28th consecutive year cash dividends paid have increased. The yield at December 31, 2000 was
3.4 percent.

LIQUIDITY AND SOURCES OF CAPITAL
Cash and cash equivalents totaled $20.6 million and long-term debt was eliminated as of December 31, 2001. In addition, the Company had $10.3 million available in bank short-term lines of credit. An unsecured revolving credit facility that expired in May 2001 was renewed as a $4.0 million unsecured revolving loan agreement that matures in May 2003. As of December 31, 2001, $1.0 million of the revolving facility covered outstanding letters of credit. Although the $10.3 million credit facility and the $4.0 million revolving facility contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company significantly exceeds the requirements.

During 2001, the Company financed its capital improvements and working capital requirements principally through internally generated funds, including inventory reductions. Capital expenditures for 2002, estimated to be $9.0 to $13.0 million, are expected to be financed through internally generated funds and existing credit arrangements. During 2000 and 1999, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.

On January 3, 2002, the Company negotiated an additional unsecured $16.0 million credit facility from a bank with interest at LIBOR plus .75% or at alternate rates as selected by the Company.

The Company drew $10.0 million on this facility to partially finance its two acquisitions completed in the first quarter of 2002.

The ratio of current assets to current liabilities was 4.9 to 1 at December
31, 2001, compared to 4.3 to 1 at December 31, 2000. Management believes that it has adequate working capital and a healthy liquidity position.

NEW ACCOUNTING PRONOUNCEMENTS
In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December
15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will adopt the new rules on accounting for goodwill and other tangible assets beginning in the first quarter of 2002. The Company has determined there will be no effect on the earnings and financial position of the Company upon adoption.

In October 2001, the FASB issued statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. The Company will adopt the new rules on accounting for the impairment and disposal of long-lived assets beginning in the first quarter of 2002. The Company is currently reviewing this statement to determine the effect on the Company's financial statements.

CRITICAL ACCOUNTING POLICIES
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, Management selects the principle or method that is appropriate in Gorman-Rupp's specific circumstances. Application of these accounting principles requires Management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, Management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

REVENUE RECOGNITION
Substantially all of Gorman-Rupp's revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition" provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial down-grading of credit scores), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

INVENTORIES AND RELATED ALLOWANCE
Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and Management observations.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS
Assumptions used in determining projected benefit obligations and the fair value of plan assets for the Company's pension plans and postretirement benefits other than pensions are evaluated periodically by Management and an outside actuary. Changes in assumptions are based on relevant Company data, such as the rate of increase in compensation levels and the long-term rate of return on plan assets. External factors such as the discount rate and health care cost projections are evaluated and updated annually. Critical assumptions affecting the estimate of pension and postretirement benefit costs are the actuary-determined discount rate and the expected long-term rate of return on plan assets.

INCOME TAXES
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Realization of the Company's deferred tax assets is principally dependent upon its achievement of projected future taxable income, which Management believes is sufficient to fully utilize the deferred tax assets recorded.

OTHER MATTERS
Transactions with related parties are in the ordinary course of business and are not material to Gorman-Rupp's financial position, net income or cash flows. Gorman-Rupp does not have off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities."
                                                                              17

THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
TEN YEAR SUMMARY
OF SELECTED FINANCIAL DATA

(Thousands of dollars, except per share amounts)

                                                       2001          2000          1999          1998
                                                       ----          ----          ----          ----
OPERATING RESULTS:
   Net sales                                       $  202,927    $  190,144    $  181,945    $  173,864
   Gross profit                                        48,108        48,430        46,347        43,713
   Income taxes                                         8,450         8,400         8,460         7,400
   Income(1)                                           14,585        13,796        13,081        11,752
   Depreciation and amortization                        7,128         6,863         6,489         6,330
   Interest expense                                       116           183            55           188
   Return on net sales(%)                                 7.2           7.3           7.2           6.8
   Sales dollars per employee                           194.9         186.2         177.3         170.1
   Income dollars per employee                           14.0          13.5          12.7          11.5

FINANCIAL POSITION:
   Current assets                                  $   89,119    $   82,289    $   78,185    $   78,556
   Current liabilities                                 18,103        19,079        17,439        17,431
   Working capital                                     71,016        63,210        60,746        61,125
   Current ratio                                          4.9           4.3           4.5           4.5
   Property, plant and equipment - net                 53,895        57,885        53,609        43,916
   Capital additions                                    3,139        11,439        16,182         9,327
   Total assets                                       148,113       145,881       136,875       127,477
   Long-term debt                                           -         3,413         3,107           783
   Shareholders' equity                               107,910        99,999        92,295        83,706
   Dividends paid                                       5,475         5,322         5,152         4,983
   Average number of employees                          1,041         1,021         1,026         1,022

SHAREHOLDER INFORMATION:
   Basic and diluted earnings per share(1)         $     1.70    $     1.61    $     1.52    $     1.37
   Cash dividends per share                               .64           .62           .60           .58
   Shareholders' equity per share at December 31        12.64         11.67         10.74          9.75
   Average number of shares outstanding             8,555,830     8,583,183     8,585,877     8,599,713

(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886,000,or $1.38 per share.
-------------------------------------------------------------------------------------------------------

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2001 and 2000.

(Thousands of dollars, except per share amounts)



QUARTER ENDED 2001                        MAR. 31     JUNE 30     SEPT. 30    DEC. 31     TOTAL
                                         --------    --------    --------    --------    --------
 Net sales                               $ 49,671    $ 54,838    $ 51,430    $ 46,988    $202,927
 Gross profit                              12,346      13,425      11,959      10,378      48,108
 Net income                                 3,604       3,998       3,637       3,346      14,585
 Basic and diluted earnings per share         .42         .47         .42         .39        1.70

QUARTER ENDED 2000                        MAR. 31     JUNE 30     SEPT. 30    DEC. 31     TOTAL
                                         --------    --------    --------    --------    --------
 Net sales                               $ 49,024    $ 48,008    $ 47,618    $ 45,494    $190,144
 Gross profit                              12,683      12,238      12,444      11,065      48,430
 Net income                                 4,100       3,661       3,128       2,907      13,796
 Basic and diluted earnings per share         .48         .42         .37         .34        1.61

    1997           1996           1995           1994           1993           1992
    ----           ----           ----           ----           ----           ----

$  167,426     $  157,549     $  151,765     $  139,601     $  133,537     $  127,937
    40,964         39,127         36,516         35,763         32,699         30,975
     6,340          5,735          5,590          5,625          5,063          4,693
    10,612          9,928          9,461          9,327          8,795          7,966
     5,959          5,675          5,173          4,534          4,274          4,025
       238            330            602            195             58            213
       6.3            6.3            6.2            6.7            6.6            6.2
     163.5          161.8          156.1          140.6          136.0          127.6
      10.4           10.2            9.7            9.4            9.0            7.9

$   81,695     $   71,926     $   71,401     $   60,070     $   55,746     $   50,152
    17,036         15,199         19,727         16,391         14,382         12,380
    64,659         56,727         51,674         43,679         41,364         37,772
       4.8            4.7            3.6            3.7            3.9            4.1
    40,919         40,549         42,163         40,879         36,835         30,807
     6,329          4,036          8,229          8,553         10,277          4,496
   127,865        117,650        119,816        107,100         98,706         86,434
     6,689          3,796          7,188          4,715          5,338            668
    78,060         72,737         67,240         61,608         56,911         52,759
     4,821          4,567          4,466          4,209          4,122          3,923
     1,024            974            972            993            982          1,003

$     1.23     $     1.15     $     1.10     $     1.09     $     1.02     $      .92
       .56            .53            .52            .49            .48            .46
      9.07           8.44           7.81           7.18           6.63           6.14
 8,609,479      8,617,168      8,587,466      8,579,633      8,588,493      8,594,255
-------------------------------------------------------------------------------------

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, appearing on pages 10 through 15. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP


Cleveland, Ohio
January 29, 2002

THE GORMAN-RUPP COMPANY AND SUBSIDIARIES
SHAREHOLDER INFORMATION

RANGES OF STOCK PRICES

The high and low sales price and dividends per share for Common Shares traded on the American Stock Exchange were:

                        SALES PRICE OF COMMON SHARES        DIVIDENDS PER SHARE
                       2001                      2000          2001     2000
                 ----------------         -----------------    ----     -----
QUARTER          HIGH         LOW         HIGH          LOW
First         $18.5000     $17.3750     $17.6250     $14.5000   $.16     $.15
Second         28.7500      18.0000      18.8750      15.2500    .16      .15
Third          26.3000      18.8000      19.0000      15.5000    .16      .16
Fourth         27.2500      19.2000      18.0000      15.0000    .16      .16
--------------------------------------------------------------------------------

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 22, 2002.

                                                 Holders               Shares
                                                 -------               ------

Individuals                                        1,320             2,410,481
Nominees, Brokers and Others                          24             6,127,072
                                                   -----             ---------
                                   TOTAL           1,344             8,537,553
                                                   =====             =========

An additional 327,623 Common Shares are held in Treasury.
--------------------------------------------------------------------------------

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