Form 10-K, Exhibit 13
period 2002-12-31
GORMAN RUPP CO
filed 2003-03-25
CIK 42682

                                                                    Exhibit (13)

                            The Gorman-Rupp Company
               Report of Ernst & Young LLP, Independent Auditors


Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, appearing on pages 11 through 19. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Ernst & Young LLP


Cleveland, Ohio
January 31, 2003

                            The Gorman-Rupp Company
                       Consolidated Statements of Income



(Thousands of dollars, except per share amounts)            Year ended December 31,

                                                2002                2001                2000
                                            -----------         -----------         -----------
Net sales                                   $   194,075         $   202,927         $   190,144

Cost of products sold                           152,624             154,819             141,714
                                            -----------         -----------         -----------

      Gross Profit                               41,451              48,108              48,430

Selling, general and
   administrative expenses                       27,921              25,640              25,807

Non-recurring expense -
   plant relocation                                --                  --                 1,143
                                            -----------         -----------         -----------

      Operating Income                           13,530              22,468              21,480

Other income                                        797                 886               1,340

Other expense                                      (124)               (319)               (624)
                                            -----------         -----------         -----------

      Income Before Income Taxes                 14,203              23,035              22,196

Income taxes                                      5,267               8,450               8,400
                                            -----------         -----------         -----------

      Net Income                            $     8,936         $    14,585         $    13,796
                                            ===========         ===========         ===========

Basic and Diluted Earnings
   Per Share                                $      1.05         $      1.70         $      1.61
                                            ===========         ===========         ===========

Average number of shares outstanding          8,539,065           8,555,830           8,583,183

                                 See notes to consolidated financial statements.

                            The Gorman-Rupp Company
                           Consolidated Balance Sheets



(Thousands of dollars)                                December 31,
Assets                                           2002            2001
                                               --------        --------

 Current Assets:

   Cash and cash equivalents                   $ 13,086        $ 20,583

   Accounts receivable                           29,234          28,378

   Inventories:
      Raw materials and in-process               20,778          22,224
      Finished parts                             12,970           9,700
      Finished products                           1,839           1,965
                                               --------        --------

                                                 35,587          33,889

 Deferred income taxes                            4,294           4,249

 Prepaid and other                                1,658           2,020
                                               --------        --------

       Total Current Assets                      83,859          89,119

 Property, Plant and Equipment

      Land                                        2,004           1,592

      Buildings                                  47,258          43,070

      Machinery and equipment                    79,591          73,787
                                               --------        --------

                                                128,853         118,449

      Less accumulated depreciation              71,096          64,554
                                               --------        --------

     Property, Plant and Equipment - Net         57,757          53,895

 Deferred Income Taxes                             --             2,819

 Other                                           11,230           2,280
                                               --------        --------

                                               $152,846        $148,113
                                               ========        ========

See notes to consolidated financial statements.


                                                               December 31,

Liabilities and Shareholders' Equity                        2002            2001
                                                           ----            ----
Current Liabilities:

  Accounts payable                                    $   6,557       $   5,433

  Payrolls and related liabilities                        3,306           3,377

  Commissions payable                                     2,347           3,389

  Accrued expenses                                        1,950           1,355

  Accrued property and sales tax                          1,740           1,600

  Income taxes                                              468            --

  Accrued medical benefits                                2,769           2,949

  Current portion of long-term notes payable                145            --
                                                      ---------       ---------

      Total Current Liabilities                          19,282          18,103

Long-Term Notes Payable                                     291            --

Postretirement Benefits                                  21,817          22,100

Shareholders' Equity

  Common Shares, without par value:
    Authorized - 14,000,000 shares;
    Outstanding - 8,540,553 shares in 2002 and
       8,537,553 shares in 2001 (after deducting
       treasury shares of 324,623 in 2002 and
       327,623 in 2001) at stated capital amount          5,089           5,087

  Retained earnings                                     108,309         104,833

  Accumulated other comprehensive loss
    (translation adjustments)                            (1,942)         (2,010)
                                                      ---------       ---------

      Total Shareholders' Equity                        111,456         107,910
                                                      ---------       ---------

                                                      $ 152,846       $ 148,113
                                                      =========       =========

                            The Gorman-Rupp Company
                 Consolidated Statements of Shareholders' Equity


                                                                            ACCUMULATED
                                                                               OTHER
                                                    COMMON    RETAINED     COMPREHENSIVE
(Thousands of dollars, except per share amounts)    SHARES    EARNINGS     INCOME (LOSS)     TOTAL
                                                    ------    --------     -------------     -----
BALANCES JANUARY 1, 2000                            $5,123    $88,409        $(1,237)       $92,295

Comprehensive income:
   Net income                                                  13,796                        13,796

   Foreign currency translation adjustments                                     (287)          (287)
                                                                                            -------

   Total comprehensive income                                                                13,509

Issuance of 3,000 common shares from treasury            2         45                            47
Purchase of 29,496 common shares for treasury          (19)      (511)                         (530)
Cash dividends - $.62 a share                                  (5,322)                       (5,322)
                                                    ------   --------        -------       --------
BALANCES DECEMBER 31, 2000                           5,106     96,417         (1,524)        99,999

Comprehensive income:
   Net income                                                  14,585                        14,585

   Foreign currency translation adjustments                                     (486)          (486)
                                                                                            -------

   Total comprehensive income                                                                14,099

Issuance of 3,000 common shares from treasury            2         71                            73
Purchase of 31,000 common shares for treasury          (21)      (765)                         (786)
Cash dividends - $.64 a share                                  (5,475)                       (5,475)
                                                    ------   --------        -------       --------
BALANCES DECEMBER 31, 2001                           5,087    104,833         (2,010)       107,910

Comprehensive income:
   Net income                                                   8,936                         8,936

   Foreign currency translation adjustments                                       68             68
                                                                                            -------

   Total comprehensive income                                                                 9,004

Issuance of 3,000 common shares from treasury            2         90                            92

Cash dividends - $.65 a share                                  (5,550)                       (5,550)
                                                    ------   --------        -------       --------
BALANCES DECEMBER 31, 2002                          $5,089   $108,309        $(1,942)      $111,456
                                                    ======   ========        =======       ========

See notes to consolidated financial statements.

                            The Gorman-Rupp Company
                      Consolidated Statements of Cash Flows


                                                                   YEAR ENDED DECEMBER 31,
(Thousands of dollars)                                     2002           2001           2000
                                                         --------       --------       --------
Cash flows from operating activities:
  Net income                                             $  8,936       $ 14,585       $ 13,796
  Adjustments to reconcile net income to net cash
    provided by operating activities:
       Depreciation and amortization                        7,035          7,128          6,863
       Deferred income taxes                                  791          1,835            661
       Changes in operating assets and liabilities:
         Accounts receivable                                2,517            473           (953)
         Inventories                                        4,862          5,871         (3,571)
         Accounts payable                                    (294)        (1,958)         1,586
         Postretirement benefits                           (2,156)        (1,490)        (1,057)
         Other                                               (312)           (78)          (949)
                                                         --------       --------       --------
        Net cash provided by operating activities          21,379         26,366         16,376

Cash flows from investing activities:
  Capital additions, net                                   (5,765)        (3,139)       (11,439)
  Purchases of short-term investments                        --           (2,000)        (7,204)
  Proceeds from short-term investments                      1,039          2,000         10,429
  Payment for acquisitions, net of $3,671
    cash acquired                                         (18,150)          --             --
  Other                                                      --             --              300
                                                         --------       --------       --------
        Net cash used for investing activities            (22,876)        (3,139)        (7,914)

Cash flows from financing activities:
  Cash dividends                                           (5,550)        (5,475)        (5,322)
  Proceeds from bank borrowings                            10,000          2,495         17,119
  Payments to bank and note holders for borrowings        (10,450)        (6,508)       (16,213)
  Purchase of common shares for treasury                     --             (786)          (530)
                                                         --------       --------       --------
        Net cash used for financing activities             (6,000)       (10,274)        (4,946)
                                                         --------       --------       --------
        Net (decrease) increase in cash
          and cash equivalents                             (7,497)        12,953          3,516

Cash and cash equivalents:
  Beginning of year                                        20,583         7, 630          4,114
                                                         --------       --------       --------
  End of year                                            $ 13,086       $ 20,583       $  7,630
                                                         ========       ========       ========

                                 See notes to consolidated financial statements.

                             The Gorman-Rupp Company
                   Notes To Consolidated Financial Statements


NOTE A - SUMMARY OF MAJOR ACCOUNTING POLICIES CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short term investments for which cost approximates market value.

INVENTORIES: Inventories are stated at the lower of cost or market. The cost for approximately 97% and 96% of inventories at December 31, 2002 and 2001, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

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

CONCENTRATION OF CREDIT RISK: The Company does not require collateral from its customers and has generally had a good collection history. Sales to one customer were approximately 11.6% and 16.7% of total net sales for the year ended December 31, 2002 and 2001, respectively. In 2000 there were no sales to any customer greater than 10% of net sales.

FREIGHT COSTS: The Company reflects the cost for shipping its products to customers in cost of products sold.

REVENUE RECOGNITION: Revenue from product sales is generally recognized when shipment to the customer has been made, which is when title passes.

ADVERTISING: The Company expenses all advertising costs as incurred which, for the years ended December 31, 2002, 2001, and 2000 totaled $2,532,000, $2,519,000 and $2,968,000 respectively.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS: The Company adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, as required. The evaluation of goodwill under SFAS 142 requires valuations of each applicable underlying business. These valuations can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and marketplace transactions in related markets. These estimates will likely change over time.

The Company was not required to conduct the transitional business valuation reviews required by SFAS 142 as the Company had no goodwill or significant intangible assets as of January 1, 2002. Upon adoption of SFAS 142, goodwill is not amortized, but it is required to be evaluated annually. If this annual review indicates impairment of goodwill balances, that entire impairment will be recorded immediately and reported as a component of current operations. The Company performed its annual review as of October 1, 2002, which did not indicate impairment. At December 31, 2002, the Company had $4.1 million of goodwill included in other assets.

Effective January 1, 2002, the Company adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company determined there was no effect on earnings or financial position upon adoption.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities."Statement No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

TRANSLATION OF FOREIGN CURRENCY: Assets and liabilities of the Company's operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within shareholders' equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

RECLASSIFICATION: Certain prior year amounts have been reclassified to conform to the 2002 presentation.

NOTE B - INVENTORIES: The excess of replacement cost over LIFO cost is approximately $26,128,000 and $25,113,000 at December 31, 2002 and 2001,
respectively. Replacement cost approximates current cost.

NOTE C - FINANCING ARRANGEMENTS: Under unsecured demand lines of credit with banks, the Company may borrow up to $10.0 million with interest at LIBOR plus ..75% or at alternative rates as selected by the Company. At December 31, 2002, $10.0 million was available for borrowing.

On January 3, 2002, the Company negotiated an unsecured $16.0 million credit facility with interest at LIBOR plus .75% or at alternate rates as selected by the Company. The Company borrowed $10.0 million during the year. The Company paid the outstanding balance of the term loan and subsequently terminated the loan.

The Company had an $8.0 million unsecured revolving loan agreement that matured in May 2001 and was renewed as a $4.0 million unsecured revolving loan agreement which matures in May 2005. At December 31, 2002, $3.0 million was available for borrowing after deducting $1.0 million for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company (interest rate of 1.93% and 2.70% at December 31, 2002 and 2001, respectively.)

The $10.0 million demand line of credit and the $4.0 million revolving loan agreements contain restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2002, the Company was in compliance with such requirements.

At December 31, 2002, the Company had a note payable of $436,000 resulting from one of its acquisitions. The note is due in installments on March 1, 2003, 2004 and 2005.

Interest expense which approximates interest paid, was $72,000, $116,000 and $183,000 (net of $25,000 capitalized interest) in 2002, 2001, and 2000, respectively.

                             The Gorman-Rupp Company
                   Notes To Consolidated Financial Statements

NOTE D - INCOME TAXES: The components of income before income taxes are:

(Thousands of dollars)        2002         2001         2000
                            -------      -------      -------

United States               $14,089      $22,456      $22,002
Foreign                         114          579          194
                            -------      -------      -------
                            $14,203      $23,035      $22,196
                            =======      =======      =======

The components of income tax expense are as follows:

(Thousands of dollars)            2002          2001          2000
                                -------       -------       -------

Current expense:
  Federal                       $ 3,894       $ 5,306       $ 6,484
  Canadian                          159           306           332
  State and local                   423         1,003           923
                                -------       -------       -------
                                  4,476         6,615         7,739
Deferred expense (credit):
  Federal                           753         1,723           640
  Canadian                          (35)         (123)          (67)
  State and local                    73           235            88
                                -------       -------       -------
                                    791         1,835           661
                                -------       -------       -------
                                $ 5,267       $ 8,450       $ 8,400
                                =======       =======       =======

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)               2002         2001          2000
                                   -------      -------       -------

Income taxes at
  statutory rate                   $ 4,971      $ 8,062       $ 7,769
State and local income taxes,
  net of federal tax benefit           265          773           694
Other                                   31         (385)          (63)
                                   -------      -------       -------
                                   $ 5,267      $ 8,450       $ 8,400
                                   =======      =======       =======

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)                    2002         2001         2000
                                        -------      -------      -------

Deferred tax assets
  Inventories                           $ 1,817      $ 1,430      $ 2,089
  Accrued liabilities                     2,477        2,819        2,700
  Postretirement health
   benefits obligation                    8,607        8,725        9,718
                                        -------      -------      -------
    Total deferred tax assets            12,901       12,974       14,507

Deferred tax liabilities
  Depreciation and
    amortization                          8,034        5,651        5,501
  Other                                     573          255          103
                                        -------      -------      -------
    Total deferred tax liabilities        8,607        5,906        5,604
                                        -------      -------      -------
  Net deferred tax assets               $ 4,294      $ 7,068      $ 8,903
                                        =======      =======      =======


The Company made income tax payments of $3,985,000, $7,223,000, and $8,849,000 in 2002, 2001 and 2000, respectively.

NOTE E - PENSIONS AND OTHER POSTRETIREMENT BENEFITS: The Company sponsors a defined benefit pension plan covering substantially all employees. The Company's policy is to fund the maximum tax-deductible contribution. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company funds the cost of these benefits as incurred.

The following table presents the plans' funded status reconciled with amounts recognized in the Company's balance sheets:

                                               PENSION                      POSTRETIREMENT
                                               BENEFITS                         BENEFITS
                                       -----------------------         ------------------------
(Thousands of dollars)                   2002            2001            2002            2001
CHANGE IN BENEFIT OBLIGATION
Benefit obligation
  at beginning of year                 $ 29,917        $ 26,343        $ 18,649        $ 16,280
Service cost                              1,510           1,339             724             602
Interest cost                             2,137           2,071           1,357           1,262
Actuarial loss/(gain)                     2,931           2,804           4,928           2,042
Benefits paid                            (3,505)         (2,640)         (1,526)         (1,537)
                                       --------        --------        --------        --------
BENEFIT OBLIGATION AT END OF YEAR        32,990          29,917          24,132          18,649

CHANGE IN PLAN ASSETS
Fair value of plan assets
  at beginning of year                   27,099          30,670            --              --
Actual return on plan assets             (1,329)         (2,351)           --              --
Company contributions                     3,276           1,420           1,526           1,537
Benefits paid                            (3,505)         (2,640)         (1,526)         (1,537)
                                       --------        --------        --------        --------

Fair value of plan assets
  at end of year                         25,541          27,099            --              --
                                       --------        --------        --------        --------

Funded status of the plan
  (under) funded                         (7,449)         (2,818)        (24,132)        (18,649)
Unrecognized net actuarial
  loss/(gain)                            10,419           4,103           2,284          (2,734)
Unrecognized net transition asset          --              (174)           --              --
Unrecognized prior service cost            --              --            (1,495)         (2,252)
                                       --------        --------        --------        --------
PREPAID (ACCRUED) BENEFIT COST         $  2,970        $  1,111        $(23,343)       $(23,635)
                                       ========        ========        ========        ========

WEIGHTED-AVERAGE ASSUMPTIONS
Discount rate                              6.96%           7.50%           6.96%           7.50%
Expected rate of return
  on plan assets                           8.00%           8.00%           --              --
Rate of compensation increase              3.75%           4.00%           --              --

                             The Gorman-Rupp Company
                   Notes To Consolidated Financial Statements

Approximately $1,500,000 of the post-retirement benefit obligation has been classified as a current liability at December 31, 2002 and 2001.

For measurement purposes, an 9.8 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003.

The rate was assumed to decrease gradually to 5.0 percent by 2008 and remain at that level thereafter. The plan's assets consist of equity and fixed-income mutual funds in approximately equal proportion.

The following table presents the components of net periodic benefit cost:

                                                 PENSION BENEFITS                       POSTRETIREMENT BENEFITS
                                        -----------------------------------       -----------------------------------
(Thousands of dollars)                    2002          2001          2000          2002          2001          2000
                                        -------       -------       -------       -------       -------       -------
Service cost                            $ 1,510       $ 1,339       $ 1,251       $   724       $   602       $   582
Interest cost                             2,137         2,071         1,739         1,357         1,262         1,232
Expected return on plan assets           (2,137)       (2,477)       (2,104)         --            --            --
Amortization of prior service cost
  and unrecognized gain                      81           (36)          (42)         (756)         (756)         (756)
Recognized net actuarial loss              (174)         (174)         (174)          (91)         (351)         (340)
                                        -------       -------       -------       -------       -------       -------

BENEFIT COST                            $ 1,417       $   723       $   670       $ 1,234       $   757       $   718
                                        =======       =======       =======       =======       =======       =======

The assumed health care trend rate has a significant effect on the amounts reported for postretirement benefits.

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

                                                                                      ONE-PERCENTAGE POINT
                                                                                      --------------------
(Thousands of dollars)                                                                INCREASE    DECREASE
                                                                                      --------    --------
Effect on total of service and interest cost components in 2002                         $  173    $  (159)

Effect on accumulated postretirement benefit obligation as of December 31, 2002         $1,954    $(1,761)

NOTE F - BUSINESS SEGMENT INFORMATION: The Company operates principally in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire protection, heating, ventilating and air conditioning (HVAC), and military applications. The Company's pumps are marketed in the United States and Canada through a network of about 1,000 distributors, through manufacturers' representatives (for sales to many original equipment manufacturers) and by direct sales.

Export sales are principally made through foreign distributors and manufacturers' representatives. The Company exports to more than 75 countries around the world. The components of customer sales, based on the location of customers, are as follows:

(Thousands of dollars)               2002           %          2001         %           2000        %
                                   --------       ---        --------      ---        --------     ---
United States                      $167,160        86        $170,250       84        $153,104      81
Exports to foreign countries         26,915        14          32,677       16          37,040      19
                                   --------       ---        --------      ---        --------     ---
TOTAL                              $194,075       100        $202,927      100        $190,144     100
                                   ========       ===        ========      ===        ========     ===

NOTE G - ACQUISITIONS: On February 28, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. ("AMT") for a cash purchase price of approximately $12.6 million, net of $3.7 million cash acquired. AMT's "off the shelf" pumps give the Company the opportunity to market commodity type products. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications. The acquisition of AMT offers the Company the opportunity to increase sales of AMT's products through the Company's existing outlets to domestic and international markets. AMT's primary sales channel is comprised of large-scale distributors of industrial supplies promoted through third-party distributor catalogs. AMT operates as a subsidiary of the Company.

On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc.("Flo-Pak") for a purchase price of approximately $6.5 million, of which $5.6 million was cash and $900, 000 was a note payable, a portion of which was paid in 2002. The acquisition of Flo-Pak offers the Company a "ready business" opportunity to diversify its product line and increase market share without the cost or time to perform the necessary research and development activities to enter the market. Gorman-Rupp has a distribution network and market strength to offer growth opportunities to Flo-Pak eliminating the need for additional capital investment to gain market share. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the heating, ventilation and air-conditioning (HVAC) market. The results of operations of Flo-Pak are part of Patterson Pump Company, a subsidiary of the Company.

The following tables summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of AMT and Flo-Pak:

                            AMT                                    FLO-PAK
                        FEBRUARY 28,                               MARCH 1,
(Thousands of dollars)      2002                                    2002
                          -------                                  -------
Current Assets            $ 8,416          Current Assets           $2,717
Property, plant                            Property, plant
  & equipment               4,942            & equipment               190
Intangible assets             327          Intangible assets         2,780
Other assets                  104          Goodwill                  4,053
                          -------                                  -------
Total assets acquired      13,789          Total assets acquired     9,740

Liabilities                (1,212)         Liabilities              (3,282)
                          -------                                  -------
Net assets acquired       $12,577          Net assets acquired      $6,458
                          =======                                   ======

Notes Cont'd

Of the $327,000 of acquired intangible assets for AMT, $140,000 was assigned to tradenames and is not subject to amortization. The remaining $187,000 is a sales contract that will be amortized over a weighted-average useful life of approximately 18 years.

Of the $2.8 million of acquired intangible assets for Flo-Pak, $880,000 was assigned to tradenames and is not subject to amortization. The remaining intangible assets will be amortized. The amortizable intangible assets are comprised of drawings of $1.4 million (15 year weighted-average useful life) and program logic of $500,000 (10 year weighted-average useful life). The $4.1 million of goodwill is recorded in other assets and is not expected to be deductible for income tax purposes.

Annual amortization expense for all intangibles is expected to be $150,000 for the next 5 years. Amortization expense was $125,000 in 2002.

The acquisitions were financed with cash from the Company's treasury, a $900,000 note payable and by a draw of $10.0 million on an unsecured credit facility established on January 3, 2002. The Company paid back the credit facility borrowings and $450,000 of the note payable in 2002.

The acquired businesses' results have been included in the Company's financial statements since the date of acquisitions. The following unaudited pro forma data summarizes the results of operations of the Company for the periods indicated as if the fiscal 2002 acquisitions had been completed as of the beginning of the periods presented. The pro forma data shows the effect on actual operating results prior to the acquisitions. Effects of cost reductions and operating synergies are not presented. These pro forma amounts are not indicative of the results that would have actually been achieved if the acquisitions had occurred at the beginning of the periods presented or that may be achieved in the future.

                                YEAR ENDED DECEMBER 31,
(Thousands of dollars)            2002           2001
                                --------      --------

Net sales                       $197,171      $230,147
Net income                         8,074        15,249
Basic and diluted earnings
  per common share              $   0.95      $   1.78

Note H - Other Assets: The major components of other assets are as follows:

                                             DECEMBER 31,
(Thousands of dollars)                 2002           2001
                                     --------       --------

Goodwill                             $  4,053       $   --
Intangibles:
  Flo-Pak tradenames                      880           --
  Drawings                              1,400           --
  Other intangibles                       827           --
Prepaid pension cost                    2,970          1,111
Other assets                            1,225          1,169
                                     --------       --------
                                       11,355          2,280
Less - accumulated amortization          (125)          --
                                     --------       --------
                                     $ 11,230       $  2,280
                                     ========       ========

                            The Gorman-Rupp Company
                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

The Company operates in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), and military applications.

On February 28, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc.("AMT") for a net cash purchase price of approximately $12.6 million.O n March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc.("Flo-Pak") for a cash purchase price of approximately $5.6 million. The acquisitions were financed with cash from the Company's treasury, $900,000 of notes payable and by a draw of $10.0 million on an unsecured credit facility. The Company paid back these bank borrowings in 2002. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications. AMT operates as a subsidiary of the Company. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the HVAC market. Flo-Pak's operations have been merged into Patterson Pump Company, a subsidiary of the Company.

In March 2002, Patterson Pump Company acquired the remaining interest in its subsidiary, Patterson Pump Ireland Limited. Patterson Pump Company now owns 100% of Patterson Pump Ireland Limited. Pump assembly at Patterson Pump Ireland Limited will continue to serve the European market.

RESULTS OF OPERATIONS
2002 COMPARED TO 2001: The Company recorded net sales of $194.1 million in 2002 compared to $202.9 million in 2001, a decline of $8.8 million or 4.4 percent. The decline in sales principally resulted from the impact of a stalled economy for our customers in the capital goods markets and weaker industrial and municipal sales. The newly acquired businesses contributed approximately $20.3 million to sales in 2002, offsetting the decline in basic pump sales. Significant to the overall reduction of sales was a 31.0% decline in sales of fabricated components used in the gas turbine power generation industry, a market that contributed to the Company's record performance in 2001. Price increases on products marketed in a more price conscious environment ranged from 0-3 percent. Export shipments decreased 17.6% in 2002, and represented 14% of net sales compared to 16% in 2001. The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States.

Export sales are denominated predominately in U.S. dollars and made on open account or with a letter of credit.

Cost of products sold in 2002 amounted to $152.6 million compared to $154.8 million in 2001. As a percent of net sales, gross profit margins were 21.4% in 2002 and 23.7% in 2001. The decrease in gross margins resulted principally from the impact of slowed capital spending creating lower volume-related margins, continued increases in employee medical and healthcare expenses and higher cost of property and liability insurance. All of the Company's subsidiaries and divisions felt the impact of volume-related costs. The implementation of cost-reduction programs and strategies along with ongoing manufacturing efficiency improvements resulting from continued capital investments somewhat offset this marginal decline during 2002.

Selling, general and administrative (SG&A) expenses in 2002 were $27.9 million compared to $25.6 million in 2001, an increase of $2.3 million or 8.9 percent. As a percent of net sales, during 2002 and 2001, SG&A expenses were 14.4% and 12.6%, respectively. SG&A expenses resulting from the acquisitions accounted for approximately $3.4 million. Cost control efforts resulting in reductions in employee related costs offset a portion of the SG&A increase.

Other income in 2002 was $797,000 and consisted principally of interest income and income from the rental of one of the Company's vacated facilities. Other income in 2001 totaled $886,000 and was principally the result of interest income on invested funds. Interest income during 2002 was reduced due to lower available rates of return.

Other expense was $124,000 and $319,000 in 2002 and 2001, respectively. Other expenses consisted principally of interest expense and loss on the disposal of assets.

                            The Gorman-Rupp Company
                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations


The effective income tax rate was 37.1% in 2002, compared to 36.7% in 2001.

Net income for 2002 was $8.9 million compared to $14.6 million in 2001. As a percent of net sales, net income was 4.6% and 7.2% in 2002 and 2001, respectively. Earnings per share was $1.05 in 2002 compared to $1.70 in 2001. The decrease in each of these performance measures resulted from the reasons discussed above. All of the Company's subsidiaries and divisions were profitable during 2002.

Cash dividends paid on common shares increased during 2002 to 65 cents per share and marked the 30th consecutive year of increased cash dividends. The dividend yield at December 31, 2002 was 2.8 percent.

2001 COMPARED TO 2000: The Company recorded net sales of $202.9 million in 2001, a record that marked the 15th consecutive year of increased sales, and exceeded 2000 net sales of $190.1 million by 6.7 percent. Highlighting sales growth was the substantial increase in demand for fabricated components used in the gas turbine power generation industry combined with continued strong demand for pumps in the fire protection, fresh water and wastewater markets. Growth in these markets, together with price increases on products ranging from 2-3%, were partially offset by the economic downturn in 2001, reducing demand for small pumps made for the original equipment market and establishing flat demand for pumps distributed to other domestic commercial markets. In addition, international business declined as export shipments decreased nearly 12% in 2001, representing 16% of total net sales as compared to 19% in 2000. However, the Company is not exposed to material market risks as a result of its export sales or its operations outside of the United States. Payment terms for export sales transacted by the Company consist of revocable and irrevocable letters of credit and open accounts; and payment terms regarding export shipments are made solely in U.S. Dollars. The Company's operations outside of the United States are small, both individually and collectively.

Cost of products sold in 2001 equaled 76.3% of net sales and amounted to $154.8 million compared to 74.5% and $141.7 million in 2000. As a percent of net sales, gross profit margins were 23.7% in 2001 and 25.5% in 2000. Decreased gross margins resulted principally from the economic impact of higher energy costs, increased medical and healthcare expense and underutilized capacity primarily occurring after the September 11th terrorist attack and extending through the fourth quarter. The last half of 2001 presented different capacity utilization issues for the Company. While the Company's subsidiary in Georgia was responding to substantial increases in demand, two facilities in Ohio were experiencing order reductions and budget cutbacks. Cost control measures, and on-going manufacturing efficiencies from prior investments assisted in maintaining the performance results for 2001.

Selling, general and administrative (SG&A) expenses in 2001 were $25.6 million compared to $25.8 million in 2000, a decrease of 0.6 percent. As a percent of net sales, SG&A expenses were 12.6% and 13.6% in 2001 and 2000, respectively. Cost control reductions, principally in advertising and product promotion in the fourth quarter contributed to lower SG&A expense for the year.

Other income in 2001 totaled $886,000 and was principally the result of interest income on invested funds. Interest income was constrained, however, due to lower rates of return. Other income in 2000 was $1.3 million and included interest income and a gain from the sale of unutilized machinery and equipment recorded in the fourth quarter.

Other expense was $319,000 in 2001 and consisted principally of interest expense and loss on the disposal of assets. In 2000 other expense was $624,000 and consisted of interest expense, change in the dollar exchange and loss on the disposal of assets.

The effective income tax rate was 36.7% in 2001, compared to 37.8% in 2000.

Record net income for the 15th consecutive year increased 5.7% in 2001 to $14.6 million compared to $13.8 million in 2000. As a percent of net sales, net income was 7.2% and 7.3% in 2001 and 2000, respectively. Earnings per share increased nine cents to $1.70 in 2001 compared to $1.61 in 2000.

Cash dividends paid on common shares equaled 64 cents per share and marked the 29th consecutive year of increased cash dividends. The dividend yield at December 31, 2001 was 2.4 percent.

TRENDS: Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities' alleged use of asbestos in their products. The Company and three of its subsidiaries have been drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company's results of operations, liquidity or financial condition.

LIQUIDITY AND SOURCES OF CAPITAL: Cash and cash equivalents totaled $13.1 million and there was no bank debt at December 31, 2002. In addition, the Company has $10.0 million available in bank short-term lines of credit and $3.0 million available under a $4.0 million unsecured revolving credit facility that matures in May 2005. As of December 31, 2002, $1.0 million of the revolving facility covered outstanding letters of credit. Although the $10.0 million credit facility and the $4.0 million revolving facility contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, the Company was in compliance with all requirements at December 31, 2002. At December 31, 2002, the Company had a note payable of $436,000 resulting from one of its acquisitions. The note is due in installments on March 1, 2003, 2004, and 2005.

During 2002, the Company financed its business acquisitions, including the repayment of a $10.0 million draw, capital improvements and working capital requirements principally through internally generated funds, including inventory reductions. Capital expenditures for 2003, estimated to be $3.0 to $5.0 million, are expected to be financed through internally generated funds and existing credit arrangements. During 2001 and 2000, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.

Cash flows from operating activities were $21.4 million, $26.4 million and $16.4 million in 2002, 2001 and 2000, respectively. The decrease in 2002 was primarily due to decreased operating results. The increase in 2001 as compared to 2000 was the result of improved operating results and inventory reductions.

Cash used for investing activities was $22.9 million, $3.1 million and $7.9 million for 2002, 2001 and 2000, respectively. In 2002, the Company spent $18.2 million for the acquisitions of AMT and Flo-Pak and related costs. The major capital expenditure in 2000 related to the Company's new manufacturing facility for the Mansfield Division.

Cash used for financing activities was $6.0 million, $10.3 million and $4.9 million in 2002, 2001 and 2000, respectively. Cash dividends were the major reason for the cash outflows.

The ratio of current assets to current liabilities was 4.3 to 1 at December 31, 2002, compared to 4.9 to 1 at December 31, 2001. Management believes that the Company has adequate working capital and a healthy liquidity position.

NEW ACCOUNTING PRONOUNCEMENTS: In the first quarter of 2002, the Company adopted the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations, "and Statement No. 142, "Goodwill and Other Intangible Assets." Goodwill and indefinite-lived intangibles will no longer be amortized but will be subject to annual impairment review in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. Since the Company had no goodwill and intangible assets were insignificant at January 1, 2002, the adoption of these statements had no effect on the earnings and financial position of the Company.

As a result of the 2002 acquisitions of AMT and Flo-Pak, goodwill and indefinite lived intangibles totaling $4.1 million and $1.0 million respectively, were recorded. The Company performed its annual impairment review as of October 1, 2002, which did not indicate impairment.

In 2002, the Company adopted FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The effect of adopting this statement had no effect on the Company's financial statements.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Statement No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

CRITICAL ACCOUNTING POLICIES: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, Management selects the principle or method that is appropriate in Gorman-Rupp's specific circumstances. Application of these accounting principles requires Management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, Management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

REVENUE RECOGNITION: Substantially all of Gorman-Rupp's revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition"provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

ALLOWANCE FOR DOUBTFUL ACCOUNTS: The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial down-grading of credit scores), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount. Historically the Company's collection history has been good.

INVENTORIES AND RELATED ALLOWANCE: Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. The Company uses the last-in, first-out method for primarily all of its inventories. Historically the Company has not experienced large write-offs due to obsolescence.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFIT PLANS: The measurement of liabilities related to pension plans and other post-retirement benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of October 31st for the benefit plan determination. The discount rates used to determine the present value of future benefits are based on effective yields of AA quality or better fixed income investments. The discount rate used to value pension plan and postretirement obligations was 6.96% at October 31, 2002, compared to 7.5% at October 31, 2001. Annual expense amounts are determined based on the discount rate at October 31st of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2002 and 2001 was 8.0%.During 2002, the fair market value of pension assets decreased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The rate of compensation increases was reduced from 4.0% in 2001 to 3.75% in 2002 to reflect actual experience.

The rate of increase in medical costs over the next five years was increased to reflect actual experience. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one percentage increase in the assumed health care cost trend rate would result in a $173,000 increase in total service and interest costs in 2002, and a one percent decrease would result in a $159,000 decrease in these costs. A one percent increase in the assumed health care cost trend rate would also increase the accumulated postretirement benefit obligation as of December 31, 2002 by $2.0 million and a one percent decrease would decrease it by $1.8 million.

The overall effect of the assumption changes above will be to increase pension and postretirement expenses in fiscal 2003.

INCOME TAXES: The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Realization of the Company's deferred tax assets is principally dependent upon the Company's achievement of projected future taxable income, which Management believes is sufficient to fully utilize the deferred tax assets recorded.

GOODWILL AND OTHER INTANGIBLES: The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 establishes a new two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. Gorman-Rupp conducts this review for all of its reporting units during the fourth quarter of the fiscal year. No impairment resulted from the annual reviews performed in 2002.

OTHER MATTERS: Transactions with related parties are in the ordinary course of business and are not material to Gorman-Rupp's financial position, net income or cash flows. Gorman-Rupp does not have off-balance sheet arrangements, financings or other relationships with unconsolidated "special purpose entities."

                            The Gorman-Rupp Company
                 Eleven Year Summary of Selected Financial Data



(Thousands of dollars,except per share amounts)
                                                        2002            2001            2000            1999
                                                    ----------      ----------      ----------      ----------
OPERATING RESULTS:
  Net sales                                         $  194,075      $  202,927      $  190,144      $  181,945
  Gross profit                                          41,451          48,108          48,430          46,347
  Income taxes                                           5,267           8,450           8,400           8,460
  Income (1)                                             8,936          14,585          13,796          13,081
  Depreciation and amortization                          7,035           7,128           6,863           6,489
  Interest expense                                          72             116             183              55
  Return on net sales (%)                                  4.6             7.2             7.3             7.2
  Sales dollars per employee                             184.1           194.9           186.2           177.3
  Income dollars per employee                              8.5            14.0            13.5            12.7

FINANCIAL POSITION:
  Current assets                                    $   83,859      $   89,119      $   82,289      $   78,185
  Current liabilities                                   19,282          18,103          19,079          17,439
  Working capital                                       64,577          71,016          63,210          60,746
  Current ratio                                            4.3             4.9             4.3             4.5
  Property,plant and equipment - net                    57,757          53,895          57,885          53,609
  Capital additions                                      5,765           3,139          11,439          16,182
  Total assets                                         152,846         148,113         145,881         136,875
  Long-term notes payable                                  291            --             3,413           3,107
  Shareholders' equity                                 111,456         107,910          99,999          92,295
  Dividends paid                                         5,550           5,475           5,322           5,152
  Average number of employees                            1,054           1,041           1,021           1,026

SHAREHOLDER INFORMATION:
  Basic and diluted earnings per share (1)          $     1.05      $     1.70      $     1.61      $     1.52
  Cash dividends per share                                 .65             .64             .62             .60
  Shareholders' equity per share at December 31          13.05           12.64           11.67           10.74
  Average number of shares outstanding               8,539,065       8,555,830       8,583,183       8,585,877

(1) Income in 1992 is before the cumulative effect of a change in accounting principle which reduced income by $11,886 or $1.38 per share.

SUMMARY OF QUARTERLY RESULTS OF OPERATIONS

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2002 and 2001:

(Thousands of dollars, except per share amounts)
                                                                                      BASIC AND DILUTED
QUARTER ENDED 2002                       NET SALES      GROSS PROFIT    NET INCOME   EARNINGS PER SHARE
                                         --------         -------         ------           -----

First Quarter                            $ 45,299         $ 9,547         $2,153           $ .25
Second Quarter                             52,583          12,247          3,250             .38
Third Quarter                              49,139           9,920          1,905             .23
Fourth Quarter                             47,054           9,737          1,628             .19
                                         --------         -------         ------           -----
  Total                                  $194,075         $41,451         $8,936           $1.05
                                         ========         =======         ======           =====


   1998            1997            1996            1995            1994            1993            1992
   ----            ----            ----            ----            ----            ----            ----


$  173,864      $  167,426      $  157,549      $  151,765      $  139,601      $  133,537      $  127,937
    43,713          40,964          39,127          36,516          35,763          32,699          30,975
     7,400           6,340           5,735           5,590           5,625           5,063           4,693
    11,752          10,612           9,928           9,461           9,327           8,795           7,966
     6,330           5,959           5,675           5,173           4,534           4,274           4,025
       188             238             330             602             195              58             213
       6.8             6.3             6.3             6.2             6.7             6.6             6.2
     170.1           163.5           161.8           156.1           140.6           136.0           127.6
      11.5            10.4            10.2             9.7             9.4             9.0             7.9


$   78,556      $   81,695      $   71,926      $   71,401      $   60,070      $   55,746      $   50,152
    17,431          17,036          15,199          19,727          16,391          14,382          12,380
    61,125          64,659          56,727          51,674          43,679          41,364          37,772
       4.5             4.8             4.7             3.6             3.7             3.9             4.1
    43,916          40,919          40,549          42,163          40,879          36,835          30,807
     9,327           6,329           4,036           8,229           8,553          10,277           4,496
   127,477         127,865         117,650         119,816         107,100          98,706          86,434
       783           6,689           3,796           7,188           4,715           5,338             668
    83,706          78,060          72,737          67,240          61,608          56,911          52,759
     4,983           4,821           4,567           4,466           4,209           4,122           3,923
     1,022           1,024             974             972             993             982           1,003


$     1.37      $     1.23      $     1.15      $     1.10      $     1.09      $     1.02      $      .92
       .58             .56             .53             .52             .49             .48             .46
      9.75            9.07            8.44            7.81            7.18            6.63            6.14
 8,599,713       8,609,479       8,617,168       8,587,466       8,579,633       8,588,493       8,594,255


                                                                                    BASIC AND DILUTED
QUARTER ENDED 2001        NET SALES         GROSS PROFIT         NET INCOME        EARNINGS PER SHARE
                          --------            --------           --------                 -----

First Quarter             $ 49,671            $ 12,346           $  3,604                 $ .42
Second Quarter              54,838              13,425              3,998                   .47
Third Quarter               51,430              11,959              3,637                   .42
Fourth Quarter              46,988              10,378              3,346                   .39
                          --------            --------           --------                 -----
  Total                   $202,927            $ 48,108           $ 14,585                 $1.70
                          ========            ========           ========                 =====

                            The Gorman-Rupp Company
                            Shareholder Information

RANGES OF STOCK PRICES

The high and low sales price and dividends per share for common shares traded on the American Stock Exchange were:

                                    SALES PRICE OF COMMON SHARES             DIVIDENDS PER SHARE
                                    2002                     2001              2002      2001
                             ------------------      -------------------       ----      ----
                              HIGH        LOW          HIGH        LOW
First Quarter               $27.5000   $23.5100      $18.5000   $17.3750       $.16      $.16
Second Quarter               31.5000    25.6500       28.7500    18.0000        .16       .16
Third Quarter                31.0000    21.5000       26.3000    18.8000        .16       .16
Fourth Quarter               27.2900    20.4000       27.2500    19.2000        .17       .16

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 6, 2003.

                                                       HOLDERS    SHARES
                                                       -------   ---------
            Individuals                                 1,296    2,313,612
            Nominees, brokers and others                   25    6,226,941
                                                        -----    ---------
                                              Total     1,321    8,540,553
                                                        =====    =========

An additional 324,623 common shares are held in Treasury.

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


                                                                              27