Form 10-K, Exhibit 13
period 2003-12-31
GORMAN RUPP CO
filed 2004-03-10
CIK 42682

EXHIBIT (13)

The Gorman-Rupp Company

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003, appearing on pages 11 through 20. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Cleveland, Ohio
February 5, 2004

10 The Gorman-Rupp Company 2003 Annual Report

Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Shareholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Eleven Year Summary of Selected Financial Data
Shareholder Information
EX-10(B) Non-Employee Directors Compensation Plan
EX-13 Incorporated Portions of 2003 Annual Report
EX-14 Code of Ethics
EX-21 Subsidiaries of the Company
EX-23 Consent of Independent Auditors
EX-24 Powers of Attorney
EX-31(A) 302 Cert of CEO
EX-31(B) 302 Cert for CFO
EX-32 Certification

The Gorman-Rupp Company

Consolidated Statements of Income

	Year ended December 31,
(Thousands of dollars, except per share amounts)	2003	2002	2001

Net sales	$195,826	$195,081	$203,169
Cost of products sold	153,832	153,630	155,061

Gross Profit	41,994	41,451	48,108
Selling, general and administrative expenses	27,974	27,921	25,640

Operating Income	14,020	13,530	22,468
Other income	701	797	886
Other expense	(321)	(124)	(319)

Income Before Income Taxes	14,400	14,203	23,035
Income taxes	4,613	5,267	8,450

Net Income	$9,787	$8,936	$14,585

Basic and Diluted Earnings Per Share	$1.15	$1.05	$1.70

Average number of shares outstanding	8,542,065	8,539,065	8,555,830

See notes to consolidated financial statements.

The Gorman-Rupp Company 2003 Annual Report 11

The Gorman-Rupp Company

Consolidated Balance Sheets

	December 31,
(Thousands of dollars)	2003	2002

Assets
Current Assets:
Cash and cash equivalents	$16,272	$13,086
Short-term investments	1,174	—
Accounts receivable	32,148	29,234
Inventories:
Raw materials and in-process	21,488	20,778
Finished parts	15,194	12,970
Finished products	1,380	1,839

	38,062	35,587
Deferred income taxes	4,913	4,294
Prepaid and other	1,693	1,658

Total Current Assets	94,262	83,859
Property, Plant and Equipment
Land	1,959	2,004
Buildings	47,761	47,258
Machinery and equipment	82,897	79,591

	132,617	128,853
Less accumulated depreciation	78,279	71,096

Property, Plant and Equipment - Net	54,338	57,757
Other	12,339	11,230

	$160,939	$152,846

See notes to consolidated financial statements.

12 The Gorman-Rupp Company 2003 Annual Report

	December 31,
	2003	2002

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$6,163	$6,557
Payrolls and related liabilities	3,162	3,306
Commissions payable	3,438	2,347
Accrued expenses	3,406	1,950
Accrued property and sales tax	1,322	1,740
Income taxes	2,542	468
Accrued medical benefits	1,875	2,769
Current portion of long-term notes payable	—	145

Total Current Liabilities	21,908	19,282
Long-Term Notes Payable	—	291
Postretirement Benefits	22,569	21,817
Shareholders’ Equity
Common Shares, without par value:
Authorized – 14,000,000 shares;
Outstanding – 8,543,553 shares in 2003 and 8,540,553 shares in 2002 (after deducting treasury shares of 321,623 in 2003 and 324,623 in 2002) at stated capital amount	5,091	5,089
Retained earnings	112,357	108,309
Accumulated other comprehensive loss (translation adjustments)	(986)	(1,942)

Total Shareholders’ Equity	116,462	111,456

	$160,939	$152,846

The Gorman-Rupp Company 2003 Annual Report 13

The Gorman-Rupp Company

Consolidated Statements of Shareholders’ Equity

			Accumulated
			Other
	Common	Retained	Comprehensive
(Thousands of dollars, except per share amounts)	Shares	Earnings	Income (Loss)	Total

Balances January 1, 2001	$5,106	$96,417	$(1,524)	$99,999
Comprehensive income:
Net income		14,585		14,585
Foreign currency translation adjustments			(486)	(486)

Total comprehensive income				14,099
Issuance of 3,000 common shares from treasury	2	71		73
Purchase of 31,000 common shares for treasury	(21)	(765)		(786)
Cash dividends - $.64 a share		(5,475)		(5,475)

Balances December 31, 2001	5,087	104,833	(2,010)	107,910
Comprehensive income:
Net income		8,936		8,936
Foreign currency translation adjustments			68	68

Total comprehensive income				9,004
Issuance of 3,000 common shares from treasury	2	90		92
Cash dividends - $.65 a share		(5,550)		(5,550)

Balances December 31, 2002	5,089	108,309	(1,942)	111,456
Comprehensive income:
Net income		9,787		9,787
Foreign currency translation adjustments			956	956

Total comprehensive income				10,743
Issuance of 3,000 common shares from treasury	2	70		72
Cash dividends - $.68 a share		(5,809)		(5,809)

Balances December 31, 2003	$5,091	$112,357	$(986)	$116,462

See notes to consolidated financial statements.

14 The Gorman-Rupp Company 2003 Annual Report

The Gorman-Rupp Company

Consolidated Statements of Cash Flows

	Year Ended December 31,
(Thousands of dollars)	2003	2002	2001

Cash flows from operating activities:
Net income	$9,787	$8,936	$14,585
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,117	7,035	7,128
Deferred income taxes	(619)	791	1,835
Changes in operating assets and liabilities:
Accounts receivable	(2,914)	2,517	473
Inventories	(2,475)	4,862	5,871
Accounts payable	(394)	(294)	(1,958)
Postretirement benefits	(556)	(2,156)	(1,490)
Other	4,066	(312)	(78)

Net cash provided by operating activities	14,012	21,379	26,366
Cash flow from investing activities:
Capital additions, net	(3,698)	(5,765)	(3,139)
Purchases of short-term investments	(1,174)	—	(2,000)
Proceeds from short-term investments	—	1,039	2,000
Payment for acquisitions, net of $3, 671 cash acquired	—	(18,150)	—

Net cash used for investing activities	(4,872)	(22,876)	(3,139)
Cash flows from financing activities:
Cash dividends	(5,809)	(5,550)	(5,475)
Proceeds from bank borrowings	—	10,000	2,495
Payments to bank and note holders for borrowings	(145)	(10,450)	(6,508)
Purchase of common shares for treasury	—	—	(786)

Net cash used for financing activities	(5,954)	(6,000)	(10,274)

Net increase (decrease) in cash and cash equivalents	3,186	(7,497)	12,953
Cash and cash equivalents:
Beginning of year	13,086	20,583	7,630

End of year	$16,272	$13,086	$20,583

See notes to consolidated financial statements.

The Gorman-Rupp Company 2003 Annual Report 15

The Gorman-Rupp Company

Notes to Consolidated Financial Statements

Note A - Summary of Major Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash Equivalents and Short-term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates market value.

Inventories

Inventories are stated at the lower of cost or market. The cost for approximately 95% and 97% of inventories at December 31, 2003 and 2002, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges from 20 to 50 years for buildings and 5 to 10 years for machinery and equipment. Long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts.

Goodwill and Intangibles

Goodwill and intangible assets relate to acquisitions that occurred in 2002. The Company performs its annual goodwill and indefinite-lived intangible asset impairment tests as of October 1 and determined there was no impairment in 2003 or 2002. The valuations used for the impairment test can be significantly affected by estimates of future performance and discount rates over a relatively long period of time, market price valuation multiples and marketplace transactions in related markets, These estimates will likely change over time.

Revenue Recognition

Revenue from product sales is recognized when title passes which generally occurs upon shipment to the customer.

Concentration of Credit Risk

The Company does not require collateral from its customers and has generally had a good collection history. There were no sales to a customer that exceeded 10% of total net sales for the year ended December 31, 2003. Sales to one customer represented 11.6% and 16.7% of total sales in 2002 and 2001, respectively.

Freight Costs

The Company reflects the cost for shipping its products to customers in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred which, for the years ended December 31, 2003, 2002, and 2001, totaled $2,767,000, $2,958,000 and $2,519,000, respectively.

Warranty Costs

The Company expenses warranty costs directly to cost of sales. Warranty expenses totaled $1,335,000, $1,628,000 and $865,000 in 2003, 2002 and 2001, respectively.

Translation of Foreign Currency

Assets and liabilities of the Company’s operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within shareholders’ equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Reclassification

Certain prior year amounts have been reclassified to conform to the 2003 presentation.

16 The Gorman-Rupp Company 2003 Annual Report

The Gorman-Rupp Company

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from chose estimates.

Note B - Inventories

The excess of replacement cost over LIFO cost is approximately $26,717,000 and $26,128,000 at December 31, 2003 and 2002, respectively. Replacement cost approximates current cost.

Note C - Financing Arrangements

Under an unsecured demand line of credit which matures in June, 2005, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2003, $10.0 million was available for borrowing.

The Company has a $4.0 million unsecured revolving loan agreement which matures in May 2005. At December 31, 2003, $2.5 million was available for borrowing after deducting $1.5 million for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company.

The Company has a $1.0 million unsecured line of credit which matures in May, 2004. As of December 31, 2003, $610,000 was available after deducting $390,000 for letters of credit.

The $10.0 million demand line of credit and the $4.0 million revolving loan agreements contain restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2003, the Company was in compliance with such requirements.

At December 31, 2002, the Company had a note payable of $436,000 resulting from one of its acquisitions. The note was due in installments on March 1, 2003, 2004 and 2005. During the fourth quarter of 2003, in a mutual agreement between the Company and the note holders, the remaining note balance of $291,000 was cancelled.

Interest expense which approximates interest paid, was $56,000, $72,000 and $116,000 in 2003, 2002, and 2001, respectively.

Note D - Income Taxes

The components of income before income taxes are:

(Thousands of dollars)	2003	2002	2001

United States	$13,522	$14,089	$22,456
Foreign	878	114	579

	$14,400	$14,203	$23,035

The components of income tax expense are as follows:

(Thousands of dollars)	2003	2002	2001

Current expense:
Federal	$4,390	$3,894	$5,306
Canadian	285	159	306
State and local	557	423	1,003

	5,232	4,476	6,615
Deferred expense (credit):
Federal	(429)	753	1,723
Canadian	(98)	(35)	(123)
State and local	(92)	73	235

	(619)	791	1,835

	$4,613	$5,267	$8,450

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2003	2002	2001

Income taxes at statutory rate	$5,040	$4,971	$8,062
State and local income taxes, net of federal tax benefit	328	265	773
Tax credits	(536)	—	—
Other	(219)	31	(385)

	$4,613	$5,267	$8,450

The Gorman-Rupp Company 2003 Annual Report 17

The Gorman-Rupp Company

Notes to Consolidated Financial Statements

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	2003	2002	2001

Deferred tax assets
Inventories	$2,239	$1,817	$1,430
Accrued liabilities	2,859	2,477	2,819
Postretirement health benefits obligation	8,799	8,607	8,725

Total deferred tax assets	13,897	12,901	12,974
Deferred tax liabilities
Depreciation and amortization	7,934	8,034	5,651
Other	1,050	573	255

Total deferred tax liabilities	8,984	8,607	5,906

Net deferred tax assets	$4,913	$4,294	$7,068

The Company made income tax payments of $3,235,000, $3,985,000 and $7,223,000 in 2003, 2002 and 2001, respectively.

Note E - Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan covering substantially all employees. The Company’s policy is to fund the maximum tax-deductible contribution. Additionally, the Company sponsors a defined contribution plan at two locations not participating in the defined benefit pension plan. A 401-k plan that includes a partial Company match is also available. Contributions in 2003, 2002 and 2001 were $563,000, $551,000 and $476,000, respectively, for the defined contribution and 401-k plans. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses, The Company funds the cost of these benefits as incurred. The approximate allocation of plan assets for the defined benefit plan as of the measurement date of October 31 is as follows:

	2003	2002	Target

Cash & Cash Equivalents	10%	1%	0-10%
Fixed Income	36%	45%	35-45%
Equities	54%	54%	50-60%

The expected rate of return on plan assets is based on historical rates of return, the weighting of plan assets by investment group, targeted weighting of assets and the current return trends. The Company has a diversified investment strategy of investing in fixed income instruments and common equities through mutual funds.

The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s balance sheets:

	Pension		Postretirement
	Benefits		Benefits

(Thousands of dollars)	2003	2002	2003	2002

Change in benefit obligation
Benefit obligation at beginning of year	$32,990	$29,917	$24,132	$18,649
Service cost	1,660	1,510	963	724
Interest cost	2,164	2,137	1,640	1,357
Actuarial loss	3,914	2,931	2,662	4,928
Benefits paid	(4,936)	(3,505)	(1,345)	(1,526)

Benefit obligation at end of year	35,792	32,990	28,052	24,132
Change in plan assets
Fair value of plan assets at beginning of year	25,541	27,099	—	—
Actual return on plan assets	3,857	(1,329)	—	—
Company contributions	4,616	3,276	1,345	1,526
Benefits paid	(4,936)	(3,505)	(1,345)	(1,526)

Fair value of plan assets at end of year	29,078	25,541	—	—

Funded status of the plan (under) funded	(6,714)	(7,449)	(28,052)	(24,132)
Unrecognized net actuarial loss	10,804	10,419	4,877	2,284
Unrecognized prior service cost	—	—	(739)	(1,495)

Prepaid/(accrued) benefit cost	$4,090	$2,970	$(23,914)	$(23,343)

Weighted-average assumptions
Discount rate	6.34%	6.96%	6.34%	6.96%
Expected rate of return on plan assets	8.00%	8.00%	—	—
Rare of compensation increase	3.75%	3.75%	—	—

The accumulated pension benefit obligation is $26,999,000 and $25,291,000 at October 31,2003 and 2002, respectively. The estimated Company contribution to the pension plan in 2004 is $1,774,000, while estimated expenditures for postretirement benefits are $1,345,000.

For measurement purposes, an 8.8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. The rate was assumed

18 The Gorman-Rupp Company 2003 Annual Report

The Gorman-Rupp Company

Notes to Consolidated Financial Statements

to decrease gradually to 5.0% by 2008 and remain at that level thereafter.

The following table presents the components of net periodic benefit cost:

	Pension			Postretirement
	Benefits			Benefits

(Thousands of dollars)	2003	2002	2001	2003	2002	2001

Service cost	$1,660	$1,510	$1,339	$963	$724	$602
Interest cost	2,164	2,137	2,071	1,640	1,357	1,262
Expected return on plan assets	(1,969)	(2,137)	(2,477)	—	—	—
Amortization of prior service cost and unrecognized gain / (loss)	531	81	(36)	(756)	(756)	(756)
Recognized net actuarial gain/(loss)	—	(174)	(174)	26	(91)	(351)
Loss recognized due to settlement	1,110	—	—	—	—	—

Benefit cost	$3,496	$1,417	$723	$1,873	$1,234	$757

The assumed health care trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point

(Thousands of dollars)	Increase	Decrease

Effect on total of service and interest cost components in 2003	$242	$(219)

Effect on accumulated postretirement benefit obligation as of December 31, 2003	$2,362	$(2,103)

The impact of the Medicare Prescription Drug Improvement and Modernization Act of 2003, “the Act,” is not reflected in the postretirement benefit costs in these statements. Authoritative guidance on accounting for the federal subsidy provided by “the Act” is pending and that guidance, when issued, could require the Company to change previously reported information.

Note F - Business Segment Information

The Company operates principally in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agricultural, fire protection, heating, ventilating and air conditioning (HVAC), and military applications. The Company’s pumps are marketed in the United States and Canada through a network of about 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers) and by direct sales. Export sales are principally made through foreign distributors and manufacturers’ representatives. The Company exports to more than 75 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

(Thousands of dollars)	2003	%	2002	%	2001	%

United States	$160,512	82	$163,039	84	$167,800	83
Exports to foreign countries	35,314	18	32,042	16	35,369	17

Total	$195,826	100	$195,081	100	$203,169	100

Note G - Acquisitions

On February 28, 2002, the Company acquired all of the issued and outstanding stock of American Machine &Tool Co., Inc. (“AMT”) for a cash purchase price of approximately $12.6 million, net of $3.7 million cash acquired. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of centrifugal pumps for industrial and commercial fluid-handling applications. AMT’s primary sales channel is comprised of large-scale distributors of industrial supplies promoted through third-party distributor catalogs. The acquisition of AMT offers the Company the opportunity to increase sales of AMT’s products through the Company’s existing outlets to domestic and international markets. AMT’s “off the shelf” pumps give the Company the opportunity to market commodity type products. AMT operates as a subsidiary of the Company.

On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. (“Flo-Pak”) for a purchase price of approximately $6.5 million, of which $5.6 million was cash and $900,000 was a note payable. A portion of the note was paid in 2002 and 2003 and the balance of $291,000 cancelled in 2003 in a mutual agreement between the Company and the note holders. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the heating, ventilation and air conditioning (HVAC) market.

The Gorman-Rupp Company 2003 Annual Report 19

The Gorman-Rupp Company

Notes to Consolidated Financial Statements

The acquisition of Flo-Pak offers the Company a “ready business” opportunity to diversify its product line and increase market share without the cost or time to perform the necessary research and development activities to enter the market. Gorman-Rupp has a distribution network and market strength to offer growth opportunities to Flo-Pak, eliminating the need for additional capital investment to gain market share. The results of operations of Flo-Pak are part of Patterson Pump Company, a subsidiary of the Company.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of AMT and Flo-Pak:

AMT
February 28,
(Thousands of dollars)	2002

Current assets	$8,416
Property, plant & equipment	4,942
Intangible assets	327
Other assets	104

Total assets acquired	13,789
Liabilities	(1,212)

Net assets acquired	$12,577

Flo-Pak
March 1,
(Thousands of dollars)	2002

Current assets	$2,717
Property, plant & equipment	190
Intangible assets	2,780
Goodwill	4,053

Total assets acquired	9,740
Liabilities	(3,282)

Net assets acquired	$6,458

Of the $327,000 of acquired intangible assets for AMT, $140,000 was assigned to trade names and is not subject to amortization. The remaining $187,000 is a sales contract that is being amortized over a weighted-average useful life of approximately 18 years.

Of the $2.8 million of acquired intangible assets for Flo-Pak, $880,000 was assigned to trade names and is not subject to amortization. The remaining intangible assets are being amortized. The amortizable intangible assets are comprised of drawings of $1.4 million (15 year weighted-average useful life) and program logic of $500,000 (10 year weighted-average useful life). The $4.1 million of goodwill is recorded in other assets and is not expected to be deductible for income tax purposes.

Amortization expense was $157,000 and $125,000 in 2003 and 2002, respectively.

The acquisitions were financed with cash from the Company’s treasury, a $900,000 note payable and by a draw of $10.0 million on an unsecured credit facility established on January 3, 2002. The Company paid back the credit facility borrowings in 2002. The note payable was repaid with the exception of $291,000 that was cancelled in a mutual agreement between the Company and the note holders in the fourth quarter of 2003.

The acquired businesses’ results have been included in the Company’s financial statements since the dates of acquisition. The following unaudited pro forma data summarizes the results of operations of the Company for the periods indicated as if the fiscal 2002 acquisitions had been completed as of the beginning of the periods presented. The pro forma data shows the effect on actual operating results prior to the acquisitions. Effects of cost reductions and operating synergies are not presented. These pro forma amounts are not indicative of the results that would have actually been achieved if the acquisitions had occurred at the beginning of the periods presented or that may be achieved in the future.

	Year Ended December 31,
(Thousands of dollars)	2002	2001

Net sales	$198,177	$230,273
Net income	8,074	15,249
Basic and diluted earnings per common share	$0.95	$1.78

Note H – Other Assets

The major components of other assets are as follows:

	December 31,
(Thousands of dollars)	2003	2002

Goodwill	$4,053	$4,053
Intangibles:
Trade names	1,020	1,020
Drawings	1,400	1,400
Other intangibles	687	687
Prepaid pension cost	4,090	2,970
Other assets	1,371	1,225

	12,621	11,355
Less - accumulated amortization	(282)	(125)

	$12,339	$11,230

20 The Gorman-Rupp Company 2003 Annual Report

The Gorman-Rupp Company

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company operates in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC) and military applications.

Results of Operations

2003 Compared to 2002

Net sales recorded by the Company amounted to $195.8 million in 2003, a slight improvement when compared to $195.1 million in 2002. Net sales reflected a 9.5% increase in pump and pump related sales principally resulting from improved business in the municipal and international markets, and the first full year of results from the pump businesses acquired in 2002. Offsetting the overall increase of pump sales was the impact of a stalled capital goods economy and the further decline in sales of fabricated components used in the gas turbine power generation industry. Price increases on products marketed in a price conscious environment ranged up to 2.5%.

Export shipments in 2003 amounted to $35.3 million, an increase of $3.3 million, and represented 18% of net sales compared to $32.0 million and 16% of net sales in 2002.

Cost of products sold in 2003 was $153.8 million compared to $153.6 million in 2002. As a percent of sales, gross margins were 21.4% in 2003 and 21.2% in 2002. The favorable effect of cost containment programs and productivity improvements during the year were offset by volume-related costs and increased pension cost over 2002 amounting to $1.5 million.

Selling, general and administrative (SG&A) expenses in 2003 were $28.0 million compared to $27.9 million in 2002. As a percent of net sales SG&A expenses were 14.3% during 2003 and 2002. The impact of favorable cost containment efforts were offset by pension cost increases over 2002 to SG&A expense amounting to approximately $600,000.

Other income in 2003 was $701,000 and consisted principally of the favorable effect of foreign currency exchange gains from the Company’s foreign subsidiaries, interest income and income from the rental of the Company’s unused facility. Other income in 2002 totaled $797,000 and was principally the result of interest income on invested funds and income from the rental of the Company’s unused facility. Interest income during 2003 was reduced due to lower available rates of return.

Other expense was $321,000 and $124,000 in 2003 and 2002, respectively, which consisted principally of amortization of intangible assets.

The effective income tax rate was 32.0% in 2003, compared to 37.1% in 2002. The Company benefited primarily from foreign and investment tax credits generated in the fourth quarter of 2003. The tax benefit from these credits was approximately $536,000 or $0.06 per share.

Net income for 2003 was $9.8 million compared to $8.9 million in 2002. As a percent of net sales, net income was 5.0% and 4.6% in 2003 and 2002, respectively. Earnings per share was $1.15 in 2003 compared to $1.05 in 2002. The increase in each of these performance measurements resulted from the reasons discussed above. All of the Company’s subsidiaries and divisions were profitable during 2003.

Cash dividends paid on common shares increased during 2003 to $0.68 per share and marked the 31st consecutive year of increased cash dividends. The dividend yield at December 31, 2003 was 2.6%.

On February 28, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. (“AMT”) for a net cash purchase price of approximately $12.6 million.

The Gorman-Rupp Company 2003 Annual Report 21

The Gorman-Rupp Company

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. (“Flo-Pak”) for a cash purchase price of approximately $5.6 million. The acquisitions were financed with cash from the Company’s treasury, $900,000 of notes payable and by a draw of $10.0 million on an unsecured credit facility. The Company has subsequently retired all debt obligations related to these acquisitions. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications. AMT operates as a subsidiary of the Company. Flo-Pak, located in Atlanta, Georgia, is a manufacturer of designed pumping systems for the HVAC market. Flo-Pak’s operations have been merged into Patterson Pump Company, a subsidiary of the Company.

In March 2002, Patterson Pump Company acquired the remaining interest in its subsidiary Patterson Pump Ireland Limited. Patterson Pump Company now owns 100% of Patterson Pump Ireland Limited. Pump assembly at Patterson Pump Ireland Limited will continue to serve the European market.

2002 Compared to 2001

The Company recorded net sales of $195.1 million in 2002 compared to $203.2 million in 2001, a decline of $8.1 million or 4.0%. The decline in sales principally resulted from the impact of a stalled economy for our customers in the capital goods markets and weaker industrial and municipal sales. The newly acquired businesses contributed approximately $20.3 million to sales in 2002, offsetting the decline in basic pump sales. Significant to the overall reduction of sales was a 31.0% decline in sales of fabricated components used in the gas turbine power generation industry, a market that contributed to the Company’s record performance in 2001. Price increases on products marketed in a more price conscious environment ranged from 0% to 3%.

Export shipments decreased 9.4% in 2002, and represented 16% of net sales compared to 17% in 2001.

Cost of products sold in 2002 amounted to $153.6 million compared to $155.1 million in 2001. As a percent of net sales, gross profit margins were 21.2% in 2002 and 23.7% in 2001. The decrease in gross margins resulted principally from the impact of slowed capital spending creating lower volume-related margins, continued increases in employee medical and healthcare expenses and the higher cost of property and liability insurance. All of the Company’s subsidiaries and divisions felt the impact of volume-related costs. The implementation of cost-reduction programs and strategies along with ongoing manufacturing efficiency improvements resulting from continued capital investments somewhat offset this marginal decline during 2002.

Selling, general and administrative (SG&A) expenses in 2002 were $27.9 million compared to $25.6 million in 2001, an increase of $2.3 million or 8.9%. As a percent of net sales, during 2002 and 2001 SG&A expenses were 14.3% and 12.6%, respectively. SG&A expenses resulting from the acquisitions accounted for approximately $3.4 million. Cost control efforts resulting in reductions in employee-related costs offset a portion of the SG&A increase.

Other income in 2002 was $797,000 and consisted principally of interest income and income from the rental of one of the Company’s vacated facilities. Other income in 2001 totaled $886,000 and was principally the result of interest income on invested funds. Interest income during 2002 was reduced due to lower available rates of return.

Other expense was $124,000 and $319,000 in 2002 and 2001, respectively. Other expenses consisted principally of interest expense and loss on the disposal of assets.

The effective income tax rate was 37.1% in 2002, compared to 36.7% in 2001.

22 The Gorman-Rupp Company 2003 Annual Report

Net income for 2002 was $8.9 million compared to $14.6 million in 2001. As a percent of net sales, net income was 4.6% and 7.2% in 2002 and 2001, respectively. Earnings per share was $1.05 in 2002 compared to $1.70 in 2001. The decrease in each of these performance measurements resulted from the reasons discussed above. All of the Company’s subsidiaries and divisions were profitable during 2002.

Cash dividends paid on common shares increased during 2002 to $0.65 per share and marked the 30th consecutive year of increased cash dividends. The dividend yield at December 31, 2002 was 2.8%.

Trends

The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with a letter of credit.

Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and three of its subsidiaries have been drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company’s results of operations, liquidity or financial condition.

Liquidity and Sources of Capital

Cash and cash equivalents and short-term investments totaled $17.4 million and there was no debt at December 31, 2003. In addition, the Company had $13.1 million available in bank lines of credit after deducting $1.9 million in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2003.

During 2002, the Company financed its business acquisitions, including the repayment of a $10.0 million, draw, principally through internally generated funds, including inventory reductions. Capital expenditures for 2004, estimated to be $3.0 to $5.0 million, are expected to be financed through internally generated funds and existing credit arrangements. During 2003, 2002 and 2001, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.

Cash flows from operating activities were $14.0 million, $21.4 million and $26.4 million in 2003, 2002 and 2001, respectively. The decrease in 2003 was primarily due to increased levels of receivables and inventories. Receivables increased due to lower sales of power generation equipment that generally carry shorter collection terms, while sales of pumps and pump related equipment that generally have extended terms increased. Inventory increased in anticipation of an improved economy and expected increases in customer demand. The decrease in 2002 as compared to 2001 was primarily due to decreased operating results.

The Gorman-Rupp Company 2003 Annual Report 23

The Gorman-Rupp Company

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash used for investing activities was $4.9 million, $22.9 million and $3.1 million for 2003, 2002 and 2001, respectively. In 2002, the Company spent $18.2 million for the acquisitions of AMT and Flo-Pak and related costs.

Cash used for financing activities was $6.0 million, $6.0 million and $10.3 million in 2003, 2002 and 2001, respectively. Cash dividends were the major reason for the cash outflows.

The ratio of current assets to current liabilities was 4.3 to 1 at December 31, 2003 and 2002. Management believes that the Company has adequate working capital and a healthy liquidity position.

Critical Accounting Policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, Management selects the principle or method that is appropriate in Gorman-Rupp’s specific circumstances. Application of these accounting principles requires Management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates. In preparing these financial statements, Management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Revenue Recognition

Substantially all of Gorman-Rupp’s revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues.

The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 101.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial down-grading of credit scores, etc.), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer’s ability to meet its financial obligations), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Historically the Company’s collection history has been good.

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and Management evaluations. The Company uses the last-in, first-out method for primarily all of its inventories. Historically, the Company has not experienced large write-offs due to obsolescence.

Pension Plans and Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on Management’s assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of October 31 for benefit plan determinations. The discount rates used to

24 The Gorman-Rupp Company 2003 Annual Report

determine the present value of future benefits are based on effective yields of investment grade fixed income investments. The discount rate used to value pension plan and postretirement obligations was 6.34% at October 31, 2003, compared to 6.96% at October 31, 2002. Annual expense amounts are determined based on the discount rate at October 31 of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2003 and 2002 was 8.0%. During 2003, the fair market value of pension assets increased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The assumed rate of compensation increases was 3.75% in 2003 and 2002. The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged from 2002 to 2003. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point

(Thousands of dollars)	Increase	Decrease

Effect on total of service and interest cost components in 2003	$242	$(219)
Effect on accumulated postretirement benefit obligation as of December 31, 2003	$2,362	$(2,103)

The overall effect of changes noted in the above assumptions will increase pension and postretirement expenses.

The estimated Company contribution to the pension plan in 2004 is $1,774,000, while estimated expenditures for postretirement benefits are $1,345,000.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Realization of the Company’s deferred tax assets is principally dependent upon the Company’s achievement of projected future taxable income, which Management believes is sufficient to fully utilize the deferred tax assets recorded.

Goodwill and Other Intangibles

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 establishes a new two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. Gorman-Rupp conducts this review for its reporting units during the fourth quarter of the fiscal year. No impairment resulted from the annual reviews performed in 2003 or 2002.

Other Matters

Transactions with related parties are in the ordinary course of business and are not material to Gorman-Rupp’s financial position, net income or cash flows. Gorman-Rupp does not have any off-balance sheet arrangements, including financings or other relationships with unconsolidated “special purpose entities.” Gorman-Rupp is also not a party to any long-term debt agreements, or any material capital leases, operating leases or purchase obligations.

The Gorman-Rupp Company 2003 Annual Report 25

The Gorman-Rupp Company

Eleven Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)	2003	2002	2001	2000

Operating Results:
Net sales (1)	$195,826	$195,081	$203,169	$190,384
Gross profit	41,994	41,451	48,108	48,430
Income taxes	4,613	5,267	8,450	8,400
Net income	9,787	8,936	14,585	13,796
Depreciation and amortization	7,117	7,035	7,128	6,863
Interest expense	56	72	116	183
Return on net sales (%) (1)	5.0	4.6	7.2	7.2
Sales dollars per employee (1)	196.4	185.0	195.2	186.5
Income dollars per employee	9.8	8.5	14.0	13.5

Financial Position:
Current assets	$94,262	$83,859	$89,119	$82,289
Current liabilities	21,908	19,282	18,103	19,079
Working capital	72,354	64,577	71,016	63,210
Current ratio	4.3	4.3	4.9	4.3
Property, plant and equipment – net	54,338	57,757	53,895	57,885
Capital additions	3,698	5,765	3,139	11,439
Total assets	160,939	152,846	148,113	145,881
Long-term debt	—	291	—	3,413
Shareholders’ equity	116,462	111,456	107,910	99,999
Dividends paid	5,809	5,550	5,475	5,322
Average number of employees	997	1,054	1,041	1,021

Shareholder Information:
Basic and diluted earnings per share	$1.15	$1.05	$1.70	$1.61
Cash dividends per share	.68	.65	.64	.62
Shareholders’ equity per share at December 31	13.64	13.05	12.64	11.67
Average number of shares outstanding	8,542,065	8,539,065	8,555,830	8,583,183

(1)  Prior period amounts and calculations using net sales have been reclassified for product warranty cost to conform to the 2003 presentation.

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2003 and 2002:

(Thousands of dollars, except per share amounts)

	Reclassified			Basic and Diluted
Quarter Ended 2003	Net Sales (1)	Gross Profit	Net Income	Earnings per Share

First Quarter	$43,903	$8,438	$1,202	$.14
Second Quarter	49,264	11,269	2,567	.30
Third Quarter	53,500	11,264	2,555	.30
Fourth Quarter	49,159	11,023	3,463	.41

Total	$195,826	$41,994	$9,787	$1.15

(1)  Prior period amounts and calculations using net sales have been reclassified for product warranty costs to conform to the 2003 presentation.

26 The Gorman-Rupp Company 2003 Annual Report

1999	1998	1997	1996	1995	1994	1993

$182,239	$174,162	$167,723	$157,733	$152,007	$139,795	$133,713
46,347	43,713	40,964	39,127	36,516	35,763	32,699
8,460	7,400	6,340	5,735	5,590	5,625	5,063
13,081	11,752	10,612	9,928	9,461	9,327	8,795
6,489	6,330	5,959	5,675	5,173	4,534	4,274
55	188	238	330	602	195	58
7.2	6.7	6.3	6.3	6.2	6.7	6.6
177.6	170.4	163.8	161.9	156.4	140.8	136.2
12.7	11.5	10.4	10.2	9.7	9.4	9.0

$78,185	$78,556	$81,695	$71,926	$71,401	$60,070	$55,746
17,439	17,431	17,036	15,199	19,727	16,391	14,382
60,746	61,125	64,659	56,727	51,674	43,679	41,364
4.5	4.5	4.8	4.7	3.6	3.7	3.9
53,609	43,916	40,919	40,549	42,163	40,879	36,835
16,182	9,327	6,329	4,036	8,229	8,553	10,277
136,875	127,477	127,865	117,650	119,816	107,100	98,706
3,107	783	6,689	3,796	7,188	4,715	5,338
92,295	83,706	78,060	72,737	67,240	61,608	56,911
5,152	4,983	4,821	4,567	4,466	4,209	4,122
1,026	1,022	1,024	974	972	993	982

$1.52	$1.37	$1.23	$1.15	$1.10	$1.09	$1.02
.60	.58	.56	.53	.52	.49	.48
10.74	9.75	9.07	8.44	7.81	7.18	6.63
8,585,877	8,599,713	8,609,479	8,617,168	8,587,466	8,579,633	8,588,493

(Thousands of dollars, except per share amounts)

	Reclassified			Basic and Diluted
Quarter Ended 2002	Net Sales (1)	Gross Profit	Net Income	Earnings per Share

First Quarter	$45,462	$9,547	$2,153	$.25
Second Quarter	52,789	12,247	3,250	.38
Third Quarter	49,405	9,920	1,905	.23
Fourth Quarter	47,425	9,737	1,628	.19

Total	$195,081	$41,451	$8,936	$1.05

(1)  Prior period amounts and calculations using net sales have been reclassified for product warranty cost to conform to the 2003 presentation.

The Gorman-Rupp Company 2003 Annual Report 27

The Gorman-Rupp Company

Shareholder Information

Ranges of Stock Prices

The high and low sales price and dividends per share for common shares traded on the American Stock Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2003		2002		2003	2002

	High	Low	High	Low
First Quarter	$24.20	$18.20	$27.50	$23.51	$.17	$.16
Second Quarter	27.23	19.60	31.50	25.65	.17	.16
Third Quarter	25.13	22.00	31.00	21.50	.17	.16
Fourth Quarter	27.06	21.85	27.29	20.40	.17	.17

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 6, 2004.

	Holders	Shares

Individuals	1,281	2,166,511
Nominees, brokers and others	18	6,377,042

Total	1,299	8,543,553

An additional 321,623 common shares are held in Treasury.

30 The Gorman-Rupp Company 2003 Annual Report

SAFE HARBOR STATEMENT

This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company’s operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

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

The Gorman-Rupp Company 2003 Annual Report 31