Form 10-K, Exhibit 13
period 2004-12-31
GORMAN RUPP CO
filed 2005-03-11
CIK 42682

Exhibit (13)

The Gorman-Rupp Company

2004 Report of Ernst & Young LLP, Independent
Registered Public Accounting Firm

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited the consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company restated its financial statements for the years ended December 31, 2002 and 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2005 expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 24, 2005

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company

2004 Consolidated Statements of Income

(Thousands of dollars, except per share amounts)	Year ended December 31,
	2004	2003	2002

Net sales	$203,554	$195,826	$195,081
Cost of products sold	161,129	153,975	153,630

Gross Profit	42,425	41,851	41,451
Selling, general and administrative expenses	28,999	27,988	27,921

Operating Income	13,426	13,863	13,530
Other income	1,005	701	797
Other expense	(79)	(164)	(124)

Income Before Income Taxes	14,352	14,400	14,203
Income taxes	5,075	4,613	5,267

Net Income	$9,277	$9,787	$8,936

Basic and Diluted Earnings Per Share	$0.87	$0.92	$0.84

Average number of shares outstanding	10,680,832	10,677,087	10,673,337

Shares outstanding and per share data reflect the 5 for 4 stock split effective September 10, 2004.

See notes to consolidated financial statements.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company

2004 Consolidated Balance Sheets

(Thousands of dollars)	December 31,
	2004	2003

Assets
Current Assets:
Cash and cash equivalents	$16,202	$16,272
Short-term investments	2,696	1,174
Accounts receivable	32,988	32,148
Inventories:
Raw materials and in-process	20,348	21,488
Finished parts	16,602	15,194
Finished products	1,284	1,380

	38,234	38,062
Deferred income taxes	4,865	6,369
Prepaid and other	1,660	1,693

Total Current Assets	96,645	95,718
Property, Plant and Equipment
Land	1,959	1,959
Buildings	48,077	47,761
Machinery and equipment	85,624	82,897

	135,660	132,617
Less accumulated depreciation	80,848	78,279

Property, Plant and Equipment — Net	54,812	54,338
Other	13,887	12,339

	$165,344	$162,395

See notes to consolidated financial statements.

The Gorman-Rupp Company 2004 Annual Report

	December 31,
	2004	2003
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$6,615	$6,163
Payrolls and related liabilities	3,412	3,162
Commissions payable	2,809	3,438
Accrued expenses	3,629	3,406
Accrued property and sales tax	1,719	1,322
Income taxes	571	2,542
Accrued postretirement and medical benefits	2,357	1,875

Total Current Liabilities	21,112	21,908
Postretirement Benefits	22,334	22,569
Shareholders’ Equity
Common Shares, without par value:
Authorized - 14,000,000 shares;
Outstanding* -10,682,697 shares in 2004 and 10,678,947 shares in 2003 (after deducting treasury shares of 398,278 in 2004 and 402,028 in 2003) at stated capital amount	5,093	5,091
Retained earnings	117,261	113,813
Accumulated other comprehensive loss (translation adjustments)	(456)	(986)

Total Shareholders’ Equity	121,898	117,918

	$165,344	$162,395

*Shares outstanding reflect the 5 for 4 stock split effective September 10, 2004.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company

2004 Consolidated Statements of Shareholders’ Equity

			Accumulated
			Other
	Common	Retained	Comprehensive
(Thousands of dollars, except per share amounts)	Shares	Earnings	Income (Loss)	Total
Balances January 1, 2002, as reported	$5,087	$104,833	$(2,010)	$107,910
Restatement of prior period retained earnings		1,456		1,456

Balances January 1, 2002, as restated	5,087	106,289	(2,010)	109,366
Comprehensive income:
Net income		8,936		8,936
Foreign currency translation adjustments			68	68

Total comprehensive income				9,004
Issuance of 3,000 common shares from treasury	2	90		92
Cash dividends — $.52 a share		(5,550)		(5,550)

Balances December 31, 2002, as restated	5,089	109,765	(1,942)	112,912
Comprehensive income:
Net income		9,787		9,787
Foreign currency translation adjustments			956	956

Total comprehensive income				10,743
Issuance of 3,000 common shares from treasury	2	70		72
Cash dividends — $.54 a share		(5,809)		(5,809)

Balances December 31, 2003, as restated	5,091	113,813	(986)	117,918
Comprehensive income:
Net income		9,277		9,277
Foreign currency translation adjustments			530	530

Total comprehensive income				9,807
Issuance of 3,000 common shares from treasury	2	78		80
Cash dividends — $.55 a share		(5,907)		(5,907)

Balances December 31, 2004	$5,093	$117,261	$(456)	$121,898

Shares outstanding and per share data reflect the 5 for 4 stock split effective September 10, 2004.

See notes to consolidated financial statements.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company

2004 Consolidated Statements of Cash Flows

	Year Ended December 31,
(Thousands of dollars)	2004	2003	2002

Cash flows from operating activities:
Net income	$9,277	$9,787	$8,936
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,179	7,274	7,035
Deferred income taxes	1,504	(619)	791
Changes in operating assets and liabilities:
Accounts receivable	(840)	(2,914)	2,517
Inventories	(172)	(2,475)	4,862
Accounts payable	452	(394)	(294)
Commissions payable	(629)	1,091	(1,042)
Income taxes	(1,971)	2,074	468
Postretirement benefits	287	(556)	(2,156)
Other	(589)	283	239

Net cash provided by operating activities	14,498	13,551	21,356
Cash flows from investing activities:
Capital additions, net	(7,500)	(3,698)	(5,765)
Purchases of short-term investments	(1,522)	(1,174)	—
Proceeds from short-term investments	—	—	1,039
Payment for acquisitions, net of $3,671 cash acquired	—	—	(18,150)

Net cash used for investing activities	(9,022)	(4,872)	(22,876)
Cash flows from financing activities:
Cash dividends	(5,907)	(5,809)	(5,550)
Proceeds from bank borrowings	—	—	10,000
Payments to bank and note holders for borrowings	—	(145)	(10,450)

Net cash used for financing activities	(5,907)	(5,954)	(6,000)
Effect of exchange rate changes on cash	361	461	23

Net increase (decrease) in cash and cash equivalents	(70)	3,186	(7,497)
Cash and cash equivalents:
Beginning of year	16,272	13,086	20,583

End of year	$16,202	$16,272	$13,086

See notes to consolidated financial statements.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Notes to Consolidated Financial Statements

Note A — Summary of Major Accounting Policies

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

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends and other pertinent information.

Inventories

Inventories are stated at the lower of cost or market. The cost for approximately 94% and 95% of inventories at December 31, 2004 and 2003, respectively, is determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost is comprised of materials, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.

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

Goodwill and Intangibles

Goodwill and intangible assets relate to acquisitions that occurred in 2002. The value of goodwill and intangible assets are tested for impairment as of October 1 of each year, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2004 or 2003.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years

Revenue Recognition

Revenue from product sales is recognized when title passes which generally occurs upon shipment to the customer.

Concentration of Credit Risk

The Company does not require collateral from its customers and has generally had a good collection history. There were no sales to a customer that exceeded 10% of total net sales for the years ended December 31, 2004 and December 31, 2003. Sales to one customer represented 11.6% of total sales in 2002.

Shipping and Handling Costs

The Company reflects shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred which, for the years ended December 31, 2004, 2003, and 2002, totaled $2,953,000, $2,767,000 and $2,958,000, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are as follows:

(Thousands of dollars)	2004	2003
Balance at beginning of year	$599	$660
Warranty costs	2,014	1,335
Settlements	(1,784)	(1,396)

Balance at end of year	$829	$599

Foreign Currency Translation

Assets and liabilities of the Company’ s operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Notes to Consolidated Financial Statements

into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within shareholders’ equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Common Stock Split

On July 22, 2004, the Company announced a 5 for 4 common stock split effective September 10, 2004 to shareholders of record as of August 13, 2004.

Reclassification

Certain amounts for 2003 have been reclassified to conform to the 2004 presentation.

Restatement

The Company identified a prior period error relating to the overstatement of a deferred income tax liability. The correction of the error, recognizing an increase to shareholders’ equity and a reduction to deferred tax liability, resulted in a restatement of 2002 and 2003 financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

Effective December 31, 2003, the Company adopted SFAS No. 132 (revised) “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” SFAS No. 132 requires additional disclosures relating to pensions and other postretirement benefits. The Company has made the required disclosures in these financial statements (Note F).

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” This Statement amends the guidance in ARB No. 43 to require idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the impact of this statement on the financial statements of the Company.

Financial Accounting Standards Board (FASB)  Staff Position (FSP) 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, for the Tax Deduction Provided to U.S. Based Manufacturers by the American Job Creation Act of 2004, and FAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provisions within the American Jobs Creation Act of 2004 were enacted on October 22, 2004.

FSP No. 109-1 clarifies how to apply SFAS No. 109 to the new law’s tax deduction for income attributable to “domestic production activities.” The fully phased-in deduction is up to nine percent of the lesser of taxable income or “qualified production activities income.” The staff proposal would require that the deduction be accounted for as a special deduction in the period earned, not as a tax-rate reduction.

FSP No. 109-2 provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”) on enterprises’ income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is permitted time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

Note B — Allowance for Doubtful Accounts

The allowance for doubtful accounts was $581,000 and $472,000 at December 31, 2004 and 2003, respectively.

Note C — Inventories

The excess of replacement cost over LIFO cost is approximately $28,718,000 and $26,717,000 at December 31, 2004 and 2003, respectively. Replacement cost approximates current cost.

Note D — Financing Arrangements

Under an unsecured demand line of credit which matures in June, 2005, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2004, $10.0 million was available for borrowing.

The Company has a $4.0 million unsecured revolving loan agreement which matures in May, 2005. At December 31, 2004, $1.7 million was available for borrowing after deducting $2.3 million for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Notes to Consolidated Financial Statements

The Company has a $1.0 million unsecured line of credit that matures in May, 2005. As of December 31, 2004, $924,000 was available after deducting $76,000 for letters of credit.

The $10.0 million demand line of credit and the $4.0 million revolving loan agreements contain restrictive covenants including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2004, the Company was in compliance with such requirements.

Interest expense, which approximates interest paid, was $40,000, $56,000 and $72,000 in 2004, 2003 and 2002, respectively.

The Company has operating leases for certain offices, manufacturing buildings, land, office equipment and automobiles. Rental expense relating to operating leases was $670,000, $709,000 and $664,000 in 2004, 2003 and 2002, respectively. The future minimum lease payments due under these operating leases are as follows:

(Thousands of dollars)	2005	2006	2007	2008	2009	Thereafter
Minimum lease payments	$360	$337	$282	$220	$183	$238

Note E – Income Taxes

The components of income before income taxes are:

(Thousands of dollars)	2004	2003	2002
United States	$13,011	$13,522	$14,089
Foreign	1,341	878	114

	$14,352	$14,400	$14,203

The components of income tax expense are as follows:

(Thousands of dollars)	2004	2003	2002
Current expense:
Federal	$2,702	$4,390	$3,894
Canadian	248	285	159
State and local	621	557	423

	3,571	5,232	4,476
Deferred expense (credit):
Federal	1,240	(429)	753
Canadian	(87)	(98)	(35)
State and local	351	(92)	73

	1,504	(619)	791

	$5,075	$4,613	$5,267

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2004	2003	2002
Income taxes at statutory rate	$5,023	$5,040	$4,971
State and local income taxes, net of federal tax benefit	632	328	265
Tax credits	–	(536)	–
Other	(580)	(219)	31

	$5,075	$4,613	$5,267

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	2004	2003	2002
Deferred tax assets
Inventories	$2,181	$2,239	$1,817
Accrued liabilities	2,835	2,966	2,584
Postretirement health benefits obligation	8,718	8,799	8,607

Total deferred tax assets	13,734	14,004	13,008
Deferred tax liabilities
Depreciation and amortization	7,021	6,445	6,545
Other	1,848	1,190	713

Total deferred tax liabilities	8,869	7,635	7,258

Net deferred tax assets	$4,865	$6,369	$5,750

The Company made income tax payments of $5,930,000, $3,235,000 and $3,985,000 in 2004, 2003 and 2002, respectively.

Note F – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan covering substantially all employees. The Company’s policy is to fund the maximum tax-deductible contribution. Additionally, the Company sponsors a defined contribution plan at two locations not participating in the defined benefit pension plan. A 401-k plan that includes a partial Company match is also available. Contributions in 2004, 2003 and 2002 were $573,000, $563,000 and $551,000, respectively for the defined contribution and 401-k plans. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to retirees and their spouses. The Company funds the cost of these benefits as incurred. The approximate allocation of plan assets

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Notes to Consolidated Financial Statements

for the defined benefit plan as of the measurement date of October 31 is as follows:

	2004	2003	Target
Cash & Cash Equivalents	8%	10%	0 - 10%
Fixed Income	38%	36%	35 - 45%
Equities	54%	54%	50 - 60%

The expected rate of return on plan assets is based on historical rates of return, the weighting of plan assets by investment group, targeted weighting of assets and the current return trends. The Company has a diversified investment strategy of investing in fixed income instruments and common equities through mutual funds.

The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s balance sheets:

	Pension		Postretirement
	Benefits		Benefits
(Thousands of dollars)	2004	2003	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$35,792	$32,990	$28,052	$24,132
Service cost	1,870	1,660	1,050	963
Interest cost	2,143	2,164	1,731	1,640
Actuarial loss	3,499	3,914	1,895	2,662
Benefits paid	(3,434)	(4,936)	(1,981)	(1,345)

Benefit obligation at end of year	39,870	35,792	30,747	28,052
Change in plan assets
Fair value of plan assets at beginning of year	29,078	25,541	–	–
Actual return on plan assets	2,320	3,857	–	–
Company contributions	3,774	4,616	1,981	1,345
Benefits paid	(3,434)	(4,936)	(1,981)	(1,345)

Fair value of plan assets at end of year	31,738	29,078	–	–

Funded status of the plan (under) funded	(8,132)	(6,714)	(30,747)	(28,052)
Unrecognized net actuarial loss	13,676	10,804	6,545	4,877
Unrecognized prior service cost	–	–	–	(739)

Prepaid/(accrued) benefit cost	$5,544	$4,090	$(24,202)	$(23,914)

Weighted-average assumptions
Discount rate	5.89%	6.34%	5.89%	6.34%
Expected rate of return on plan assets	8.00%	8.00%	–	–
Rate of compensation increase	3.50%	3.75%	–	–

The accumulated pension benefit obligation is $30,642,000 and $26,999,000 at October 31, 2004 and 2003, respectively. The estimated Company contribution to the pension plan in 2005 is $1,754,000, while estimated expenditures for postretirement benefits are $1,879,000.

The following table presents the expected future pension benefits to be paid:

	Pension Benefits
(Thousands of dollars)	2005	2006	2007	2008	2009	2010-2014
Expected future payments	$4,140	$2,646	$2,718	$3,948	$4,275	$26,433

For measurement purposes, a 7.9% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was assumed to decrease gradually to 5.0% by 2008 and remain at that level thereafter.

The following table presents the components of net periodic benefit cost:

	Pension			Postretirement
	Benefits			Benefits
(Thousands of dollars)	2004	2003	2002	2004	2003	2002
Service cost	$1,870	$1,660	$1,510	$1,050	$963	$724
Interest cost	2,143	2,164	2,137	1,731	1,640	1,357
Expected return on plan assets	(2,237)	(1,969)	(2,137)	–	–	–
Amortization of prior service cost and unrecognized gain/(loss)	544	531	81	(739)	(756)	(756)
Recognized net actuarial gain/(loss)	–	–	(174)	201	26	(91)
Loss recognized due to settlement	–	1,110	–	–	–	–

Benefit cost	$2,320	$3,496	$1,417	$2,243	$1,873	$1,234

During 2003, the Company’s accumulated distributions to retirees exceeded pension service and interest costs requiring a portion of previously unrecognized pension losses associated with the distribution to be expensed. The additional pension cost of $1,110,000 represented a settlement loss resulting in an allocation of $777,000 to manufacturing expense and $333,000 to selling, general and administrative expense.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Notes to Consolidated Financial Statements

The assumed health care trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point
(Thousands of dollars)	Increase	Decrease
Effect on total of service and interest cost components in 2004	$265	$(237)
Effect on accumulated postretirement benefit obligation as of December 31, 2004	$2,350	$(2,086)

In March 2004, the FASB issued Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” (“FSP No. 106-2”) in response to a new law regarding prescription drug benefits under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Currently, Statement of Financial Accounting Standard No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“No. 106”) requires that changes in relevant law be considered in current measurement of postretirement benefit costs. FSP No. 106-2 became effective beginning in the third quarter of 2004. However, the Company’s measures of the accumulated postretirement benefit obligation and the net periodic postretirement benefit cost do not reflect the effects of the subsidy, because it has not yet been concluded whether the benefits under the Company’s plan are actuarially equivalent to Medicare Part D.

Note G — Business Segment Information

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

(Thousands of dollars)	2004	%	2003	%	2002	%
United States	$161,374	79	$157,645	81	$160,915	82
Exports to foreign countries	42,180	21	38,181	19	34,166	18

Total	$203,554	100	$195,826	100	$195,081	100

Note H — Acquisitions

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

On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. (“Flo-Pak”) for a purchase price of approximately $6.5 million, of which $5.6 million was cash and $900,000 was a note payable. A portion of the note was paid in 2002 and 2003 and the balance of $291,000 cancelled in 2003 in a mutual agreement between the Company and the note holders. Flo-Pak, located in Buford, Georgia, is a manufacturer of designed pumping systems for the heating, ventilation and air conditioning (HVAC) market. The acquisition of Flo-Pak offers the Company a

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Notes to Consolidated Financial Statements

“ready business” opportunity to diversify its product line and increase market share without the cost or time to perform the necessary research and development activities to enter the market. Gorman-Rupp has a distribution network and market strength to offer growth opportunities to Flo-Pak, eliminating the need for additional capital investment to gain market share. The results of operations of Flo-Pak are part of Patterson Pump Company, a subsidiary of the Company.

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

Amortization expense was $153,000, $157,000 and $125,000 in 2004, 2003, and 2002, respectively.

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

Year Ended
(Thousands of dollars)	December 31, 2002
Net sales	$198,177
Net income	8,074
Basic and diluted earnings per common share	$0.76

Note I – Other Assets

The major components of other assets are as follows:

	December 31,
(Thousands of dollars)	2004	2003
Goodwill	$4,053	$4,053
Intangibles:
Trade names	1,020	1,020
Drawings	1,400	1,400
Other intangibles	687	687
Prepaid pension cost	5,544	4,090
Other assets	1,618	1,371

	14,322	12,621
Less — accumulated amortization	(435)	(282)

Total	$13,887	$12,339

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Management’s Discussion and Analysis of Financial
Condition and Results of Operation

The Company operates in one business segment, the manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC) and military applications.

Results of Operations

2004 Compared to 2003

The Company recorded record net sales of $203.6 million in 2004 compared to $195.8 million in 2003, an increase of 3.9%. The 2004 sales reflected positive signs of recovery in the general economic environment and capital goods markets during the year, resulting from increased pump sales principally in the industrial, construction and international markets. Annual price increases on products ranged from 4.0% to 5.0% in 2004 and reflected a mid-year surcharge approximating 2.0%. The surcharge was imposed by several of the Company’s divisions in response to higher costs for steel and energy.

Export shipments to foreign countries amounted to $42.2 million in 2004 compared to $38.2 million in 2003, an increase of $4.0 million or 10.5%. These shipments represented 21% of net sales in 2004 compared to 19% in 2003.

The backlog of orders at December 31, 2004 was $69.0 million compared to $58.4 million at December 31, 2003, an increase of $10.6 million or 18.2%.

Cost of products sold in 2004 was $161.1 million compared to $154.0 million in 2003, an increase of $7.1 million or 4.6%. As a percent of sales, cost of products sold was 79.2% in 2004 compared to 78.6% in 2003. The increase in cost of goods sold was primarily due to higher sales volume. In addition, higher costs for steel and energy from suppliers impacted the cost of goods sold by approximately 1.0 to 1.5% and the unfavorable impact from volume-related costs and product mix partially offset the benefit of lower pension expense of $1.0 million. As a percent of sales, gross margins were 20.8% in 2004 and 21.4% in 2003.

Selling, general and administrative (SG&A) expenses in 2004 were $29.0 million compared to $28.0 million in 2003. As a percent of net sales SG&A expenses were 14.2% during 2004 and 14.3% in 2003. In 2004, expenses associated with the requirements of the Sarbanes-Oxley Act of 2002 were approximately $807,000, an increase of $605,000 compared to 2003. Additional increases in healthcare costs and advertising and travel expenses of $826,000 were partially offset by a reduction in pension expense of $400,000.

Pension expense decreased $1.4 million in 2004 compared to 2003, principally due to a transaction in the third quarter 2003 when the Company’s accumulated distributions to retirees exceeded pension service and interest costs requiring a portion of previously unrecognized pension losses associated with the distribution to retirees to be expensed. The expense of $1.1 million associated with the settlement loss transaction in 2003 was not required in 2004.

Other income in 2004 was $1,005,000 compared to $701,000 in 2003, an increase of $304,000 or 43.4%. The increase principally resulted from increased interest income.

Other expense was $79,000 and $164,000 in 2004 and 2003, respectively.

The effective income tax rate was 35.4% in 2004, compared to 32.0% in 2003. In 2004, the Company did not benefit from foreign tax credits generated in the fourth quarter of 2003 of approximately $536,000 or $0.05 per share.

Net income for 2004 was $9.3 million compared to $9.8 million in 2003, a decrease of $500,000 or 5.2%. As a percent of net sales, net income was 4.6% and 5.0% in 2004 and 2003, respectively. Earnings per share was $0.87 in 2004 compared to $0.92 in 2003.

Cash dividends paid on common shares increased during 2004 to $0.55 per share and marked the 32nd consecutive year of increased cash dividends. The dividend yield at December 31, 2004 was 2.4%.

On July 22, 2004, the Company announced a 5 for 4 common stock split effective September 10, 2004 to shareholders of record as of August 13, 2004. The outstanding common stock was increased from 8,546,553 shares without par value to 10,682,697 shares without par value. Share and per share data for all periods presented have been restated to reflect the stock split.

Results of Operations

2003 Compared to 2002

Net sales recorded by the Company amounted to $195.8 million in 2003, a slight improvement when compared to $195.1 million in 2002. Net sales reflected a 9.5% increase in pump and pump related sales principally resulting from improved business in the municipal and international markets, and the first full year of results from the pump businesses acquired in 2002. Offsetting the overall increase of pump sales was the impact of a stalled capital goods economy and the further decline in sales of fabricated components used in the turbine power generation industry. Price increases on products marketed in a price conscious environment ranged up to 2.5%.

Export shipments in 2003 amounted to $38.2 million, an increase of $4.0 million, and represented 19% of net sales compared to $34.2 million and 18% of net sales in 2002.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Management’s Discussion and Analysis of Financial
Condition and Results of Operation

Cost of products sold in 2003 was $154.0 million compared to $153.7 million in 2002. As a percent of sales, gross margins were 21.4% in 2003 and 21.2% in 2002. The favorable effect of cost containment programs and productivity improvements during the year were offset by volume-related costs and increased pension cost over 2002 amounting to $1.5 million.

Selling, general and administrative (SG&A) expenses in 2003 were $28.0 million compared to $27.9 million in 2002. As a percent of net sales SG&A expenses were 14.3% during 2003 and 2002. The impact of favorable cost containment efforts were offset by pro-rated pension cost increases over 2002 to SG&A expense amounting to approximately $600,000.

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

Other expense was $164,000 and $124,000 in 2003 and 2002, respectively.

The effective income tax rate was 32.0% in 2003, compared to 37.1% in 2002. The Company benefited primarily from foreign tax credits generated in the fourth quarter of 2003. The tax benefit was approximately $536,000 or $0.05 per share.

Net income for 2003 was $9.8 million compared to $8.9 million in 2002. As a percent of net sales, net income was 5.0% and 4.6% in 2003 and 2002, respectively. Earnings per share was $0.92 in 2003 compared to $0.84 in 2002. The increase in each of these performance measurements resulted from the reasons discussed above. All of the Company’s subsidiaries and divisions were profitable during 2003.

Cash dividends paid on common shares increased during 2003 to $0.54 per share and marked the 31st consecutive year of increased cash dividends. The dividend yield at December 31, 2003 was 2.6%.

On February 28, 2002, the Company acquired all of the issued and outstanding stock of American Machine & Tool Co., Inc. (“AMT”) for a net cash purchase price of approximately $12.6 million. On March 1, 2002, the Company acquired all of the issued and outstanding stock of Flo-Pak, Inc. (“Flo-Pak”) for a cash purchase price of approximately $5.6 million. The acquisitions were financed with cash from the Company’s treasury, $900,000 of notes payable and by a draw of $10.0 million on an unsecured credit facility. The Company has subsequently retired all debt obligations related to these acquisitions. AMT, located in Royersford, Pennsylvania, is a developer and manufacturer of standard centrifugal pumps for industrial and commercial fluid-handling applications. AMT operates as a subsidiary of the Company. Flo-Pak, located in Buford, Georgia, is a manufacturer of designed pumping systems for the HVAC market. Flo-Pak’s operations have been merged into Patterson Pump Company, a subsidiary of the Company.

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

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Management’s Discussion and Analysis of Financial
Condition and Results of Operation

Liquidity and Sources of Capital

Cash equivalents and short-term investments totaled $18.9 million and there was no debt at December 31, 2004. In addition, the Company had $12.6 million available in bank lines of credit after deducting $2.4 million in out-standing letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2004.

During 2002, the Company financed its business acquisitions, including the repayment of a $10.0 million draw, principally through internally generated funds, including inventory reductions. Capital expenditures for 2005, estimated to be $3.0 to $5.0 million, are expected to be financed through internally generated funds and existing credit arrangements. During 2004, 2003 and 2002, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.

Cash flows from operating activities were $14.5 million, $13.6 million and $21.4 million in 2004, 2003 and 2002, respectively. The decrease in 2003 was primarily due to increased levels of receivables and inventories. The improvement in 2004 was primarily attributable to favorable variances in receivables, inventories and deferred income taxes. These variances reflect improved timing of collections and inventory management, and accelerated tax depreciation on fixed assets purchased in 2004. The improvement in cash provided by operating activities was partially offset by reductions in income taxes payable and commissions payable.

Cash used for investing activities was $9.0 million, $4.9 million and $22.9 million for 2004, 2003 and 2002, respectively, and normally consists of investments in machinery and equipment. The Company’s 2004 net capital expenditures were $7.5 million compared to $3.7 million in 2003, an increase of $3.8 million. The increase in net capital expenditures resulted primarily from the purchase of a new Company aircraft. In 2002, the Company spent $18.2 million for the acquisitions of AMT and Flo-Pak and related costs.

Cash used for financing activities was $5.9 million in 2004 and $6.0 million in 2003 and 2002. Cash dividends constituted the major portion of cash outflows.

The change in value of the Canadian dollar and Euro against the U.S. dollar increased cash $361,000, $461,000 and $23,000 in 2004, 2003 and 2002, respectively.

The ratio of current assets to current liabilities was 4.6 to 1 and 4.4 to 1 at December 31, 2004 and 2003, respectively.

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

Revenue Recognition

Substantially all of Gorman Rupp’s revenues are recognized when products are shipped to unaffiliated customers. The Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 104.

Allowance for Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial down-grading of credit scores, etc.), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer’s ability to meet its financial obligations), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company’s collection history has been good.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Management’s Discussion and Analysis of Financial
Condition and Results of Operation

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced large write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for primarily all of its inventories.

Pension Plans and Other Postretirement Benefit Plans

The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of October 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on effective yields of investment grade fixed income investments. The discount rate used to value pension plan and postretirement obligations was 5.89% at October 31, 2004, compared to 6.34% at October 31, 2003. Annual expense amounts are determined based on the discount rate at October 31 of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2004 and 2003 was 8.0%. During 2004, the fair market value of pension assets increased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The rate of compensation increase was 3.5% and 3.75% in 2004 and 2003, respectively. The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged from 2003 to 2004. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point
(Thousands of dollars)	Increase	Decrease
Effect on total of service and interest cost components in 2004	$265	$(237)
Effect on accumulated postretirement benefit obligation as of December 31, 2004	$2,350	$(2,086)

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

Goodwill and Other Intangibles

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 establishes a new two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. The value of goodwill and intangible assets are tested for impairment as of October 1 of each year, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of the revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2004 or 2003.

Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years

Other Matters

Transactions with related parties are in the ordinary course of business and are not material to Gorman-Rupp’s financial position, net income or cash flows. Gorman-Rupp does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated “special purpose entities.” Gorman-Rupp is also not a party to any long-term debt agreements, or any material capital leases, operating leases or purchase obligations.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of Management and Directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

During the course of the Company’s 2004 financial statements close process, one material weakness in the Company’s internal control over financial reporting was identified. The material weakness related to the inadequacy of accounting personnel and certain communication procedures at Patterson Pump Company, a wholly-owned subsidiary, which resulted in an untimely recognition of a decrease in inventory and net income at Patterson Pump Company.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company did not maintain effective internal control over financial reporting as of December 31, 2004. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.

/s/ JEFFREY S. GORMAN
Jeffrey S. Gorman
President and Chief Executive Officer

/s/ ROBERT E. KIRKENDALL
Robert E. Kirkendall
Senior Vice President and Chief Financial Officer

February 24, 2005

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
The Gorman-Rupp Company

We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The Gorman-Rupp Company did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness identified in management’s assessment, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management’s assessment: During the course of the Company’s 2004 financial statements close process, one material weakness in the Company’s internal control over financial reporting was identified. The material weakness related to the inadequacy of accounting personnel and certain communication procedures at Patterson Pump Company, a wholly-owned subsidiary, which resulted in an untimely recognition of a decrease in inventory and net income at Patterson Pump Company.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 financial statements, and this report does not affect our report dated February 24, 2005 on those financial statements.

In our opinion, management’s assessment that The Gorman-Rupp Company did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO control criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, The Gorman-Rupp Company has not maintained effective internal control over financial reporting as of December 31, 2004, based on the COSO control criteria.

/s/ ERNST & YOUNG LLP
Cleveland, Ohio
February 24, 2005

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2004	2003	2002	2001
Operating Results:
Net sales	$203,554	$195,826	$195,081	$203,169
Gross profit(1)	42,425	41,851	41,451	48,108
Income taxes	5,075	4,613	5,267	8,450
Net income	9,277	9,787	8,936	14,585
Depreciation and amortization (1)	7,179	7,274	7,035	7,128
Interest expense	40	56	72	116
Return on net sales (%)	4.6	5.0	4.6	7.2
Sales dollars per employee	211.4	196.4	185.1	195.2
Income dollars per employee	9.6	9.8	8.5	14.0

Financial Position:
Current assets	$96,645	$95,718	$85,315	$90,575
Current liabilities	21,112	21,908	19,282	18,103
Working capital	75,533	73,810	66,033	72,472
Current ratio	4.6	4.4	4.4	5.0
Property, plant and equipment – net	54,812	54,338	57,757	53,895
Capital additions	7,500	3,698	5,765	3,139
Total assets	165,344	162,395	154,302	149,569
Long-term debt	–	–	291	–
Shareholders’ equity	121,898	117,918	112,912	109,366
Dividends paid	5,907	5,809	5,550	5,475
Average number of employees	963	997	1,054	1,041

Shareholder Information:(2)
Basic and diluted earnings per share	$0.87	$0.92	$0.84	$1.36
Cash dividends per share	.552	.544	.520	.512
Shareholders’ equity per share at December 31	11.41	11.04	10.58	10.25
Average number of shares outstanding	10,680,832	10,677,087	10,673,337	10,694,292

(1)	Prior period amounts have been reclassified for amortization expense to conform to the 2004 presentation.

(2)	Shares outstanding and per share data reflect the 5 for 4 stock split effective September 10, 2004.

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2004 and 2003:

(Thousands of dollars, except per share amounts)

				Basic and Diluted
Quarter Ended 2004	Net Sales	Gross Profit(1)	Net Income	Earnings per Share(2)
First Quarter	$49,431	$10,094	$2,207	$0.21
Second Quarter	50,804	10,822	2,449	0.23
Third Quarter	52,392	10,860	2,056	0.19
Fourth Quarter	50,927	10,649	2,565	0.24

Total	$203,554	$42,425	$9,277	$0.87

(1)	Prior period amounts have been reclassified for amortization expense to conform to the 2004 presentation.

(2)	Per share data reflect the 5 for 4 stock split effective September 10, 2004.

The Gorman-Rupp Company 2004 Annual Report

2000	1999	1998	1997	1996	1995	1994
$190,384	$182,239	$174,162	$167,723	$157,733	$152,007	$139,795
48,430	46,347	43,713	40,964	39,127	36,516	35,763
8,400	8,460	7,400	6,340	5,735	5,590	5,625
13,796	13,081	11,752	10,612	9,928	9,461	9,327
6,863	6,489	6,330	5,959	5,675	5,173	4,534
183	55	188	238	330	602	195
7.2	7.2	6.7	6.3	6.3	6.2	6.7
186.5	177.6	170.4	163.8	161.9	156.4	140.8
13.5	12.7	11.5	10.4	10.2	9.7	9.4

$83,745	$79,641	$80,012	$83,151	$71,926	$71,401	$60,070
19,079	17,439	17,431	17,036	15,199	19,727	16,391
64,666	62,202	62,581	66,115	56,727	51,674	43,679
4.4	4.6	4.6	4.9	4.7	3.6	3.7
57,885	53,609	43,916	40,919	40,549	42,163	40,879
11,439	16,182	9,327	6,329	4,036	8,229	8,553
147,337	138,331	128,933	129,321	117,650	119,816	107,100
3,413	3,107	783	6,689	3,796	7,188	4,715
101,455	93,751	85,162	79,516	72,737	67,240	61,608
5,322	5,152	4,983	4,821	4,567	4,466	4,209
1,021	1,026	1,022	1,024	974	972	993

$1.29	$1.22	$1.09	$0.99	$0.92	$0.88	$0.87
.496	.480	.464	.448	.424	.416	.392
9.48	8.73	7.94	7.39	6.75	6.25	5.74
10,728,482	10,731,849	10,749,144	10,761,351	10,770,961	10,733,836	10,724,045

(Thousands of dollars, except per share amounts)

				Basic and Diluted
Quarter Ended 2003	Net Sales	Gross Profit(1)	Net Income	Earnings per Share(2)
First Quarter	$43,903	$8,402	$1,202	$0.11
Second Quarter	49,264	11,233	2,567	0.24
Third Quarter	53,500	11,228	2,555	0.24
Fourth Quarter	49,159	10,988	3,463	0.33

Total	$195,826	$41,851	$9,787	$0.92

(1)	Prior period amounts have been reclassified for amortization expense to conform to the 2004 presentation.

(2)	Per share data reflect the 5 for 4 stock split effective September 10, 2004.

The Gorman-Rupp Company 2004 Annual Report

The Gorman-Rupp Company
2004 Shareholder Information

Ranges of Stock Prices

The high and low sales price and dividends per share for common shares traded on the American Stock Exchange were:

		Sales Price of Common Shares			Dividends Per Share
	2004		2003		2004	2003
	High	Low	High	Low
First Quarter	$21.79	$18.64	$19.36	$14.56	$.136	$.136
Second Quarter	23.24	19.32	21.78	15.68	.136	.136
Third Quarter	22.12	15.99	20.10	17.60	.140	.136
Fourth Quarter	24.59	20.46	21.65	17.48	.140	.136

Per share data and sales price per share data reflect the 5 for 4 stock split effective September 10, 2004.

Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 7, 2005.

	Holders	Shares
Individuals	1,237	2,846,712
Nominees, brokers and others	17	7,835,985

Total	1,254	10,682,697

An additional 398,278 common shares are held in Treasury.

Shares reflect the 5 for 4 stock split effective September 10, 2004.

The Gorman-Rupp Company 2004 Annual Report

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

The Gorman-Rupp Company 2004 Annual Report