Form 10-K, Exhibit 13
period 2005-12-31
GORMAN RUPP CO
filed 2006-03-10
CIK 42682

EXHIBIT (13)
The Board of Directors and Shareholders
The Gorman-Rupp Company
We have audited the consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2006 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
February 23, 2006

	Year ended December 31,
(Thousands of dollars, except per share amounts)	2005	2004	2003
Net sales	$231,249	$203,554	$195,826

Cost of products sold	184,178	161,129	153,975

Gross Profit	47,071	42,425	41,851

Selling, general and administrative expenses	30,368	28,999	27,988

Operating Income	16,703	13,426	13,863

Other income	892	1,005	701

Other expense	(457)	(79)	(164)

Income Before Income Taxes	17,138	14,352	14,400

Income taxes	6,235	5,075	4,613

Net Income	$10,903	$9,277	$9,787

Basic and Diluted Earnings Per Share	$1.02	$0.87	$0.92

Average number of shares outstanding	10,684,209	10,680,832	10,677,087
See notes to consolidated financial statements.

	December 31,
(Thousands of dollars)	2005	2004
Assets

Current Assets:

Cash and cash equivalents	$6,755	$16,202

Short-term investments	4,785	2,696

Accounts receivable	41,473	32,988

Inventories:

Raw materials and in-process	29,187	20,348

Finished parts	21,883	16,602

Finished products	1,333	1,284

	52,403	38,234

Deferred income taxes	3,419	5,194

Prepaid and other	1,666	1,660

Total Current Assets	110,501	96,974

Property, Plant and Equipment

Land	1,694	1,959

Buildings	46,094	48,077

Machinery and equipment	88,841	85,624

	136,629	135,660

Less accumulated depreciation	85,124	80,848

Property, Plant and Equipment - Net	51,505	54,812

Other	17,535	13,887

	$179,541	$165,673

See notes to consolidated financial statements.

	December 31,
	2005	2004
Liabilities and Shareholders’ Equity

Current Liabilities:

Accounts payable	$9,835	$6,615

Payrolls and related liabilities	3,781	3,412

Commissions payable	5,395	2,809

Accrued expenses	4,759	3,629

Accrued property and sales tax	1,203	1,719

Income taxes	821	571

Accrued postretirement and medical benefits	2,425	2,357

Total Current Liabilities	28,219	21,112

Postretirement Benefits	23,255	22,334

Deferred Income Taxes	1,019	329

Shareholders’ Equity

Common Shares, without par value:
Authorized – 14,000,000 shares;
Outstanding – 10,685,697 shares in 2005 and 10,682,697 shares in 2004 (after deducting treasury shares of 395,278 in 2005 and 398,278 in 2004) at stated capital amount	5,095	5,093

Retained earnings	122,243	117,261

Accumulated other comprehensive loss (translation adjustments)	(290)	(456)

Total Shareholders’ Equity	127,048	121,898

	$179,541	$165,673

			Accumulated
			Other
	Common	Retained	Comprehensive
(Thousands of dollars, except per share amounts)	Shares	Earnings	Income (Loss)	Total
Balances January 1, 2003	$5,089	$109,765	$(1,942)	$112,912

Comprehensive income:
Net income		9,787		9,787

Foreign currency translation adjustments			956	956

Total comprehensive income				10,743

Issuance of 3,000 common shares from treasury	2	70		72
Cash dividends — $.54 a share		(5,809)		(5,809)

Balances December 31, 2003	5,091	113,813	(986)	117,918

Comprehensive income:
Net income		9,277		9,277

Foreign currency translation adjustments			530	530

Total comprehensive income				9,807

Issuance of 3,000 common shares from treasury	2	78		80
Cash dividends — $.55 a share		(5,907)		(5,907)

Balances December 31, 2004	5,093	117,261	(456)	121,898

Comprehensive income:
Net income		10,903		10,903

Foreign currency translation adjustments			166	166

Total comprehensive income				11,069

Issuance of 3,000 common shares from treasury	2	62		64
Cash dividends — $.56 a share		(5,983)		(5,983)

Balances December 31, 2005	$5,095	$122,243	$(290)	$127,048

See notes to consolidated financial statements.

	Year ended December 31,
(Thousands of dollars)	2005	2004	2003
Cash flows from operating activities:
Net income	$10,903	$9,277	$9,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,808	7,179	7,274
Deferred income taxes	2,465	1,504	(619)
Changes in operating assets and liabilities:
Accounts receivable	(8,485)	(840)	(2,914)
Inventories	(14,169)	(172)	(2,475)
Accounts payable	3,220	452	(394)
Commissions payable	2,586	(629)	1,091
Income taxes	250	(1,971)	2,074
Postretirement benefits	1,053	287	(556)
Other	(1,588)	(589)	283

Net cash provided by operating activities	3,043	14,498	13,551

Cash flows from investing activities:
Capital additions, net	(3,189)	(7,500)	(3,698)
Purchases of short-term investments	(2,089)	(1,522)	(1,174)
Payment for acquisitions	(1,331)	—	—

Net cash used for investing activities	(6,609)	(9,022)	(4,872)

Cash flows from financing activities:
Cash dividends	(5,983)	(5,907)	(5,809)
Proceeds from revolving credit facility	1,182	—	—
Payments on revolving credit facility and to note holder	(1,182)	—	(145)

Net cash used for financing activities	(5,983)	(5,907)	(5,954)
Effect of exchange rate changes on cash	102	361	461

Net increase (decrease) in cash and cash equivalents	(9,447)	(70)	3,186

Cash and cash equivalents:
Beginning of year	16,202	16,272	13,086

End of year	$6,755	$16,202	$16,272

See notes to consolidated financial statements.

Note A — Summary of Major Accounting Policies
Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Earnings per share are calculated in accordance with FAS 128 and are based on the weighted-average number of shares outstanding.
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
Inventories
Inventories are stated at the lower of cost or market. The costs for approximately 94% of inventories at December 31, 2005 and 2004 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost is comprised of materials, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.
Property, Plant and Equipment
Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. The estimated useful life ranges from 20 to 50 years for buildings and 5 to 10 years for machinery and equipment. Long-lived assets are reviewed for impairment losses whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts.
Goodwill and Intangibles
Goodwill in the amount of $4,053,000 resulted from an acquisition that occurred in 2002, and intangible assets in the amount of $3,283,000 relate to acquisitions that occurred in 2002 and 2005. The value of goodwill is tested for impairment as of October 1 of each year by an independent third party, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2005 or 2004.
Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Revenue Recognition
Revenue from product sales is recognized when title passes which generally occurs upon shipment to the customer.
Concentration of Credit Risk
The Company does not require collateral from its customers and has generally had a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2005, 2004 and 2003.

Shipping and Handling Costs
The Company reflects shipping and handling costs in cost of products sold.
Advertising
The Company expenses all advertising costs as incurred, which for the years ended December 31, 2005, 2004 and 2003, totaled $3,553,000, $2,953,000 and $2,767,000, respectively.
Product Warranties
A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are as follows:

(Thousands of dollars)	2005	2004

Balance at beginning of year	$829	$599
Warranty costs	1,889	2,014
Settlements	(1,441)	(1,784)

Balance at end of year	$1,277	$829

The increase in the year-end balance for 2005 is related to future potential warranty claims related to product supplied on a large order, the majority of which was shipped during 2005.
Foreign Currency Translation
Assets and liabilities of the Company’s operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within shareholders’ equity.
Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.
Reclassification
Certain amounts for 2004 have been reclassified to conform to the 2005 presentation.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs — an amendment of ARB No. 43, Chapter 4.” This Statement amends the guidance in ARB No. 43 to require idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company in 2006. The Company does not expect any major impact on the financial statements of the Company.
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
FSP No. 109-1 clarifies how to apply SFAS No. 109 to the new law’s tax deduction for income attributable to “domestic production activities.” The fully phased-in deduction is up to nine percent of the lesser of taxable income or “qualified production activities income.” The staff proposal requires that the deduction be accounted for as a special deduction in the period earned not as a tax-rate reduction. The 2005 income tax calculations have incorporated this deduction.

FSP No. 109-2, provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 on enterprises’ income tax expense and deferred tax liability. The Company has not repatriated any foreign earnings as of December 31, 2005.
Note B — Allowance for Doubtful Accounts
The allowance for doubtful accounts was $537,000 and $581,000 at December 31, 2005 and 2004, respectively.
Note C — Inventories
The excess of replacement cost over LIFO cost is approximately $33,066,000 and $28,718,000 at December 31, 2005 and 2004, respectively. Replacement cost approximates current cost. Reserves for excess and obsolete inventory totaled $2,847,000 and $2,530,000 at December 31, 2005 and 2004, respectively.
Note D — Financing Arrangements
Under an unsecured demand line of credit which matures in June, 2007, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2005, $9,565,000 was available for borrowing after deducting $435,000 for letters of credit. The Company has a $4.0 million unsecured revolving loan agreement which matures in May, 2007. At December 31, 2005, $845,000 was available for borrowing after deducting $3,155,000 for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company.
The $10.0 million demand line of credit and the $4.0 million revolving loan agreement contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2005, the Company was in compliance with such requirements.
Interest expense, which approximates interest paid, was $25,000, $40,000 and $56,000 in 2005, 2004 and 2003, respectively.
The Company has operating leases for certain offices, manufacturing buildings, land, office equipment and automobiles. Rental expenses relating to operating leases were $433,000, $670,000, and $709,000 in 2005, 2004 and 2003, respectively.
The future minimum lease payments due under these operating leases are as follows:

(Thousands of dollars)	2006	2007	2008	2009	2010	Thereafter

Minimum lease payments	$483	$336	$246	$189	$68	$807
Note E — Income Taxes
The components of income before income taxes are:

(Thousands of dollars)	2005	2004	2003

United States	$15,618	$13,011	$13,522
Foreign	1,520	1,341	878

	$17,138	$14,352	$14,400

The components of income tax expense are as follows:

(Thousands of dollars)	2005	2004	2003

Current expense:
Federal	$3,188	$2,702	$4,390
Canadian	535	248	285
State and local	46	621	557

	3,769	3,571	5,232

Deferred expense (credit):
Federal	1,684	1,240	(429)
Canadian	(44)	(87)	(98)
State and local	826	351	(92)

	2,466	1,504	(619)

	$6,235	$5,075	$4,613

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2005	2004	2003

Income taxes at statutory rate	$5,998	$5,023	$5,040
State and local income taxes, net of federal tax benefit	567	632	328
Tax credits	—	—	(536)
Other	(330)	(580)	(219)

	$6,235	$5,075	$4,613

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	2005	2004	2003

Deferred tax assets
Inventories	$1,327	$2,181	$2,239
Accrued liabilities	2,006	2,835	2,966
Postretirement health benefits obligation	8,132	8,718	8,799

Total deferred tax assets	11,465	13,734	14,004

Deferred tax liabilities
Depreciation and amortization	5,956	7,021	6,445
Other	3,109	1,848	1,190

Total deferred tax liabilities	9,065	8,869	7,635

Net deferred tax assets	$2,400	$4,865	$6,369

The Company made income tax payments of $3,710,000, $5,930,000 and $3,235,000 in 2005, 2004 and 2003, respectively.
Note F — Pensions and Other Postretirement Benefits
The Company sponsors a defined benefit pension plan covering substantially all employees. Additionally, the Company sponsors a defined contribution pension plan at two locations not participating in the defined benefit pension plan. A 401-(k) plan that includes a partial Company match is also available. Contributions in 2005, 2004 and 2003 were $599,000, $573,000 and $563,000, respectively, for the defined contribution pension and 401-(k) plans. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred.
The approximate allocation of plan assets for the defined benefit plan as of the measurement date of October 31 is as follows:

	2005	2004	Target

Equities	62%	54%	50 - 62%
Fixed Income	32%	38%	32 - 45%
Cash & Cash Equivalents	6%	8%	0 - 10%
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

	Pension		Postretirement
	Benefits		Benefits
(Thousands of dollars)	2005	2004	2005	2004

Change in benefit obligation
Benefit obligation at beginning of year	$39,870	$35,792	$30,747	$28,052

Service cost	1,999	1,870	1,074	1,050
Interest cost	2,222	2,143	1,758	1,731
Actuarial loss (gain)	4,255	3,499	(447)	1,895
Benefits paid	(3,082)	(3,434)	(2,152)	(1,981)

Benefit obligation at end of year	45,264	39,870	30,980	30,747

Change in plan assets

Fair value of plan assets at beginning of year	31,738	29,078	—	—
Actual return on plan assets	1,922	2,320	—	—
Company contributions	5,840	3,774	2,152	1,981
Benefits paid	(3,082)	(3,434)	(2,152)	(1,981)

Fair value of plan assets at end of year	36,418	31,738	—	—

Funded status of the plan (under) funded	(8,846)	(8,132)	(30,980)	(30,747)
Unrecognized net actuarial loss	17,696	13,676	5,745	6,545
Unrecognized prior service cost	—	—	—	—

Prepaid/(accrued) benefit cost	$8,850	$5,544	$(25,235)	$(24,202)

Weighted-average assumptions

Discount rate	5.70%	5.89%	5.70%	5.89%
Expected rate of return on plan assets	8.00%	8.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

The accumulated pension benefit obligation is $34,909,000 and $30,642,000 at October 31, 2005 and 2004, respectively. The estimated Company contribution to the pension plan in 2006 is $1,538,000, while estimated expenditures for postretirement benefits are $1,989,000.
The following table presents the expected future pension benefits to be paid:

	Pension & Postretirement Benefits
(Thousands of dollars)	2006	2007	2008	2009	2010	2011-2015

Expected future payments
Pension	$2,702	$1,960	$2,951	$3,751	$4,235	$24,644
Postretirement	$1,989	$1,974	$2,012	$2,157	$2,361	$13,893
For measurement purposes, a 4.0% annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2006. The rate of increase is expected to remain constant going forward.
The following table presents the components of net periodic benefit cost:

	Pension			Postretirement
	Benefits			Benefits
(Thousands of dollars)	2005	2004	2003	2005	2004	2003

Service cost	$1,999	$1,870	$1,660	$1,074	$1,050	$963
Interest cost	2,222	2,143	2,164	1,758	1,731	1,640
Expected return on plan assets	(2,438)	(2,237)	(1,969)	—	—	—
Amortization of prior service cost and unrecognized gain /(loss)	751	544	531	—	(739)	(756)
Recognized net actuarial gain /(loss)	—	—	—	339	201	26
Loss recognized due to settlement	—	—	1,110	—	—	—

Benefit cost	$2,534	$2,320	$3,496	$3,171	$2,243	$1,873

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
The assumed health care trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point
(Thousands of dollars)	Increase	Decrease

Effect on total of service and interest cost components in 2005	$247	$(224)
Effect on accumulated postretirement benefit obligation as of December 31, 2005	$2,222	$(2,012)
In March 2004, the FASB issued Staff Position No. FAS 106-2,“Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” (“FSP No. 106-2”) in response to a new law regarding prescription drug benefits under Medicare (“Medicare Part D”) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.
Currently, Statement of Financial Accounting Standard No. 106,“Employers’Accounting for Postretirement Benefits Other Than Pensions” (“No. 106”) requires that changes in relevant law be considered in current measurement of postretirement benefit costs. FSP No. 106-2 is effective beginning in the third quarter of 2004. During 2005 it was determined that the Company’s plan is not actuarially equivalent to Medicare Part D, therefore no benefit has been recorded.

Note G — Business Segment Information
The Company operates principally in one business segment, the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company’s pumps are marketed in the United States and Canada through a network of approximately 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. Export sales are made primarily through foreign distributors and representatives. The Company exports to more than 90 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

(Thousands of dollars)	2005	%	2004	%	2003	%

United States	$171,677	74	$161,374	79	$157,645	81
Exports to foreign countries	59,572	26	42,180	21	38,181	19

Total	$231,249	100	$203,554	100	$195,826	100

Note H — Acquisitions
During 2005, the Company acquired a submersible pump line from a private European company. The purchase was made with cash from the Company’s treasury after the fair value of the acquired assets was determined by an independent third party evaluation. The addition of the pump line will complement and expand the Gorman-Rupp family of pumps currently offered in international markets.
Note I — Other Assets
The major components of other assets are as follows:

	December 31,
(Thousands of dollars)	2005	2004

Goodwill	$4,053	$4,053

Intangibles:
Trade names	1,020	1,020
Drawings	1,400	1,400
Other intangibles	863	687

Prepaid pension cost	8,850	5,544

Other assets	1,974	1,618

	18,160	14,322

Less — accumulated amortization	(625)	(435)

Total	$17,535	$13,887

The Company operates principally in one business segment, the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military, and other liquid-handling applications.
Results of Operations
2005 Compared to 2004
The Company recorded record net sales of $231.2 million in 2005 compared to $203.6 million in 2004, an increase of 13.6%. The record level of sales reflected continued strength in the economy that began in 2004. Growth in sales in the construction, industrial, municipal, fire protection and international markets all contributed to the increased sales revenue in 2005. The Mansfield Division had record shipments for the year, with commercial sales increasing $10.0 million. At Patterson Pump Company, fire protection sales increased $9.4 million from 2004 levels.
Export shipments amounted to $59.6 million in 2005 compared to $42.2 million in 2004, an increase of $17.4 million or 41.2%. Export shipments represented 26% of total net sales in 2005 compared to 21% in 2004. The increase was partially attributable to strength in Patterson Pump Company’s fire protection market; higher energy prices provided funds for the purchase of fire pumps by oil producing countries for new construction activities.
The backlog of orders at December 31, 2005 was $94.1 million compared to $69.0 million at December 31, 2004, an increase of $25.1 million or 36.4%. Patterson Pump Company’s backlog increased $20.3 million from December, 2004 levels, accounting for the majority of the increase. The current backlog of orders is expected to ship during 2006.
Cost of products sold in 2005 was $184.2 million compared to $161.1 million in 2004, an increase of $23.1 million or 14.3%. As a percent of sales, cost of products sold was 79.7% in 2005 compared to 79.2% in 2004. Upward pressure on raw material and energy costs were experienced throughout the year, along with higher inbound and outbound freight costs. As a percent of net sales, gross margins were 20.3% in 2005 and 20.8% in 2004.
Selling, general and administrative (SG&A) expenses in 2005 were $30.4 million compared to $29.0 million in 2004. As a percent of net sales, SG&A expenses were 13.1% during 2005 and 14.2% in 2004, with the decrease as a percent of sales due primarily to the higher sales volume. The Construction Exposition (CONEXPO) trade show, which is held every three years, resulted in expenses of $238,000 which was part of the overall increase in advertising costs of $600,000. Additionally, retirement costs increased $210,000 due to higher pension expense. Profit sharing expense increased $317,000 due to higher net operating income.
Other income in 2005 was $892,000 compared to $1,005,000 in 2004, a decrease of $113,000 or 11.2%. The decrease was primarily a result of reduced rental income as an idle manufacturing facility was sold early in 2005.
Other expense was $457,000 and $79,000 in 2005 and 2004, respectively. The increase resulted from foreign currency exchange losses related to the decline of the Euro against the U.S. Dollar.
The effective income tax rate was 36.4% in 2005, compared to 35.4% in 2004. The increase was primarily related to higher Canadian income tax expense.
Net income for 2005 was $10.9 million compared to $9.3 million in 2004, an increase of $1.6 million or 17.5%. As a percent of net sales, net income was 4.7% and 4.6% in 2005 and 2004, respectively. All of the Company’s subsidiaries and divisions were profitable in 2005.
Earnings per share was $1.02 in 2005 compared to $0.87 in 2004.
Cash dividends paid on common shares increased $0.01 per share during 2005 to $0.56 per share, and marked the 33rd consecutive year of increased cash dividends. The dividend yield at December 31, 2005 was 2.5%.
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
Selling, general and administrative (SG&A) expenses in 2004 were $29.0 million compared to $28.0 million in 2003. As a percent of net sales SG&A expenses were 14.2% during 2004 and 14.3% in 2003. In 2004, expenses associated with the requirements of the Sarbanes-Oxley Act of 2002 were approximately $807,000, an increase of $605,000 compared to 2003. Additional increases in healthcare costs and advertising and travel expenses of $826,000 were partially offset by a reduction in pension expense of $450,000.
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
Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and three of its subsidiaries have been drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In less than 10 cases, the Company and/or its subsidiaries have entered into nominal economic settlements, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company’s results of operations, liquidity or financial condition.
Liquidity and Sources of Capital
Cash equivalents and short-term investments totaled $11.5 million and there was no debt at December 31, 2005. In addition, the Company had $10.4 million available in bank lines of credit after deducting $3.6 million in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2005.
The Company’s purchase of a submersible pump line during 2005 was made with cash from the Company’s treasury. Capital expenditures for 2006, estimated to be $5.0 to $7.0 million, are expected to be financed through internally generated funds and existing credit arrangements. During 2005, 2004 and 2003, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.
Cash provided by operating activities was $3.0 million, $14.5 million and $13.6 million in 2005, 2004 and 2003, respectively. In 2005, additional cash was used to support working capital requirements related to increased levels of inventory and accounts receivable to support higher sales and backlog levels.
Cash used for investing activities was $6.6 million, $9.0 million and $4.9 million for 2005, 2004 and 2003, respectively, and normally consists of investments in machinery and equipment. The Company’s 2005 net capital expenditures were $3.2 million compared to $7.5 million in 2004, a decrease of $4.3 million. The decrease in net capital expenditures resulted primarily from the purchase of a new Company aircraft in 2004.
Cash used for financing activities was $6.0 million in 2005, $5.9 million in 2004 and $6.0 million in 2003. Cash dividends constituted the major portion of cash outflows.
The changes in foreign currency translation against the U.S. dollar increased cash $102,000, $361,000 and $461,000 in 2005, 2004 and 2003, respectively.
The ratio of current assets to current liabilities was 3.9 to 1 and 4.6 to 1 at December 31, 2005 and 2004, respectively.
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
Pension Plans and Other Postretirement Benefit Plans
The measurement of liabilities related to pension plans and other postretirement benefit plans is based on Management’s assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of October 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on effective yields of investment grade fixed income investments. The discount rate used to value pension plan and postretirement obligations was 5.70% at October 31, 2005, compared to 5.89% at October 31, 2004. Annual expense amounts are determined based on the discount rate at October 31 of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2005 and 2004 was 8.00%. During 2005, the fair market value of pension assets increased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The rate of compensation increase was 3.50% in 2005 and 2004. The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged from 2004 to 2005. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point
(Thousands of dollars)	Increase	Decrease

Effect on total of service and interest cost components in 2005	$247	$(224)
Effect on accumulated postretirement benefit obligation as of December 31, 2005	$2,222	$(2,012)

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
Goodwill and Other Intangibles
The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 establishes a two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. The value of goodwill is tested for impairment as of October 1 of each year, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of the revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2005 or 2004.
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
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of December 31, 2005. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.
/s/ JEFFREY S. GORMAN
Jeffrey S. Gorman
President and Chief Executive Officer
/s/ ROBERT E. KIRKENDALL
Robert E. Kirkendall
Senior Vice President and Chief Financial Officer
February 23, 2006

The Board of Directors and Shareholders
The Gorman-Rupp Company
We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The Gorman-Rupp Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that The Gorman-Rupp Company maintained effective internal control over financial reporting as of December 31, 2005 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 of The Gorman-Rupp Company and our report dated February 23, 2006 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
February 23, 2006

(Thousands of dollars, except per share amounts)

	2005	2004	2003	2002
Operating Results:
Net sales	$231,249	$203,554	$195,826	$195,081
Gross profit	47,071	42,425	41,851	41,451
Income taxes	6,235	5,075	4,613	5,267
Net income	10,903	9,277	9,787	8,936
Depreciation and amortization	6,808	7,179	7,274	7,035
Interest expense	25	40	56	72
Return on net sales (%)	4.7	4.6	5.0	4.6
Sales dollars per employee	233.3	211.4	196.4	185.1
Income dollars per employee	11.0	9.6	9.8	8.5

Financial Position:
Current assets (1)	$110,501	$96,974	$95,718	$85,315
Current liabilities	28,219	21,112	21,908	19,282
Working capital (1)	82,282	75,862	73,810	66,033
Current ratio	3.9	4.6	4.4	4.4
Property, plant and equipment – net	51,505	54,812	54,338	57,757
Capital additions	3,189	7,500	3,698	5,765
Total assets (1)	179,541	165,673	162,395	154,302
Long-term debt	—	—	—	291
Shareholders’ equity	127,048	121,898	117,918	112,912
Dividends paid	5,983	5,907	5,809	5,550
Average number of employees	991	963	997	1,054

Shareholder Information:
Basic and diluted earnings per share	$1.02	$0.87	$0.92	$0.84
Cash dividends per share	.560	.552	.544	.520
Shareholders’ equity per share at December 31	11.89	11.41	11.04	10.58
Average number of shares outstanding	10,684,209	10,680,832	10,677,087	10,673,337

(1)	Prior period amounts have been reclassified for deferred income taxes to conform to the 2005 presentation.
Summary of Quarterly Results of Operations
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2005 and 2004:
(Thousands of dollars, except per share amounts)

				Basic and
				Diluted
Quarter Ended 2005	Net Sales	Gross Profit	Net Income	Earnings per Share
First Quarter	$52,037	$9,785	$1,654	$0.15
Second Quarter	56,109	12,406	3,337	0.32
Third Quarter	58,980	11,370	2,675	0.25
Fourth Quarter	64,123	13,510	3,237	0.30

Total	$231,249	$47,071	$10,903	$1.02

2001	2000	1999	1998	1997	1996	1995
$ 203,169	$190,384	$182,239	$174,162	$167,723	$157,733	$152,007
48,108	48,430	46,347	43,713	40,964	39,127	36,516
8,450	8,400	8,460	7,400	6,340	5,735	5,590
14,585	13,796	13,081	11,752	10,612	9,928	9,461
7,128	6,863	6,489	6,330	5,959	5,675	5,173
116	183	55	188	238	330	602
7.2	7.2	7.2	6.7	6.3	6.3	6.2
195.2	186.5	177.6	170.4	163.8	161.9	156.4
14.0	13.5	12.7	11.5	10.4	10.2	9.7

$ 90,575	$83,745	$79,641	$80,012	$83,151	$71,926	$71,401
18,103	19,079	17,439	17,431	17,036	15,199	19,727
72,472	64,666	62,202	62,581	66,115	56,727	51,674
5.0	4.4	4.6	4.6	4.9	4.7	3.6
53,895	57,885	53,609	43,916	40,919	40,549	42,163
3,139	11,439	16,182	9,327	6,329	4,036	8,229
149,569	147,337	138,331	128,933	129,321	117,650	119,816
—	3,413	3,107	783	6,689	3,796	7,188
109,366	101,455	93,751	85,162	79,516	72,737	67,240
5,475	5,322	5,152	4,983	4,821	4,567	4,466
1,041	1,021	1,026	1,022	1,024	974	972

$ 1.36	$1.29	$1.22	$1.09	$0.99	$0.92	$0.88
.512	.496	.480	.464	.448	.424	.416
10.25	9.48	8.73	7.94	7.39	6.75	6.25
10,694,292	10,728,482	10,731,849	10,749,144	10,761,351	10,770,961	10,733,836

(Thousands of dollars, except per share amounts)

				Basic and Diluted
Quarter Ended 2004	Net Sales	Gross Profit (2)	Net Income	Earnings per Share
First Quarter	$49,431	$10,096	$2,207	$0.21
Second Quarter	50,804	10,820	2,449	0.23
Third Quarter	52,392	10,860	2,056	0.19
Fourth Quarter	50,927	10,649	2,565	0.24

Total	$203,554	$42,425	$9,277	$0.87

(2)	Period amounts have been reclassified to conform to the 2005 presentation.

Ranges of Stock Prices
The high and low sales price and dividends per share for common shares traded on the American Stock Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2005		2004		2005	2004
	High	Low	High	Low
First Quarter	$23.99	$21.36	$21.79	$18.64	$.140	$.136
Second Quarter	22.60	19.00	23.24	19.32	.140	.136
Third Quarter	27.99	20.20	22.12	18.96	.140	.140
Fourth Quarter	24.45	20.50	24.59	20.46	.140	.140
Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 7, 2006.

	Holders	Shares
Individuals	1,177	1,781,448
Nominees, brokers and others	16	8,904,249

Total	1,193	10,685,697

An additional 395,278 common shares are held in Treasury.

Safe Harbor Statement
This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company’s operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Gorman-Rupp Company provides the following cautionary statement identifying important economic, political and technological factors, among others, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.
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