Form 10-K, Exhibit 13
period 2006-12-31
GORMAN RUPP CO
filed 2007-03-09
CIK 42682

2006 Annual Report
Report of Ernst & Young LLP,
Independent Registered Public
Accounting Firm
The Board of Directors and Shareholders of
The Gorman-Rupp Company
We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
As discussed in Note F to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158 on December 31, 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2007 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
February 22, 2007

The Gorman-Rupp Company
Consolidated Statements of Income
(Thousands of dollars, except per share amounts)

	Year ended December 31,
	2006	2005	2004
Net sales	$270,910	$231,249	$203,554

Cost of products sold	212,234	184,178	161,129

Gross Profit	58,676	47,071	42,425

Selling, general and administrative expenses	32,411	30,368	28,999

Operating Income	26,265	16,703	13,426

Other income	1,527	892	1,005

Other expense	(66)	(457)	(79)

Income Before Income Taxes	27,726	17,138	14,352

Income taxes	8,654	6,235	5,075

Net Income	$19,072	$10,903	$9,277

Basic and Diluted Earnings Per Share	$1.43	$0.82	$0.69

Average number of shares outstanding	13,358,145	13,354,394	13,350,173
Shares outstanding and per share data reflect the 5 for 4 stock split effective December 8, 2006.
See notes to consolidated financial statements.

Consolidated Balance Sheets

		December 31,
(Thousands of dollars)	2006		2005
Assets

Current Assets:

Cash and cash equivalents	$12,654		$6,755

Short-term investments	4,201		4,785

Accounts receivable	45,135		41,473

Inventories:
Raw materials and in-process	22,423		29,187
Finished parts	23,491		21,883
Finished products	4,385		1,333

	50,299		52,403

Deferred income taxes	1,981		3,419

Prepaid and other	5,848		1,666

Total Current Assets	120,118		110,501

Property, Plant and Equipment

Land	1,694		1,694

Buildings	47,951		46,094

Machinery and equipment	92,256		88,841

	141,901		136,629

Less accumulated depreciation	89,550		85,124

Property, Plant and Equipment — Net	52,351		51,505

Deferred Income Taxes	5,977		—

Other	9,094		17,535

	$187,540		$179,541

Shares outstanding reflect the 5 for 4 stock split effective December 8, 2006.
See notes to consolidated financial statements.

	December 31,
	2006	2005
Liabilities and Shareholders’ Equity

Current Liabilities:

Accounts payable	$10,417	$9,835

Payrolls and related liabilities	3,557	3,781

Commissions payable	4,175	5,395

Accrued expenses	6,248	4,759

Accrued property and sales tax	722	1,203

Income taxes	—	821

Accrued postretirement and medical benefits	2,527	2,425

Total Current Liabilities	27,646	28,219

Retirement Benefits	4,185	—

Postretirement Benefits	27,567	23,255

Deferred Income Taxes	—	1,019

Shareholders’ Equity

Common Shares, without par value:
Authorized – 14,000,000 shares;
Outstanding – 13,360,004 shares in 2006 and 13,356,254 shares in 2005 (after deducting treasury shares of 490,347 in 2006 and 494,097 in 2005) at stated capital amount	5,097	5,095

Retained earnings	135,268	122,243

Accumulated other comprehensive loss	(12,223)	(290)

Total Shareholders’ Equity	128,142	127,048

	$187,540	$179,541

Consolidated Statements of Shareholders’ Equity

			Accumulated Other
			Comprehensive Income (Loss)
				Foreign
			Pension and	Currency
(Thousands of dollars, except per share amounts)	Common	Retained	OPEB	Translation
	Shares	Earnings	Adjustments	Adjustments	Total
Balances January 1, 2004	$5,091	$113,813	—	$(986)	$117,918
Comprehensive income:
Net income		9,277			9,277
Other comprehensive income				530	530
Total comprehensive income					9,807
Issuance of 3,000 common shares from treasury	2	78			80
Cash dividends — $.44 a share		(5,907)			(5,907)

Balances December 31, 2004	5,093	117,261	—	(456)	121,898

Comprehensive income:
Net income		10,903			10,903
Other comprehensive income				166	166

Total comprehensive income					11,069
Issuance of 3,000 common shares from treasury	2	62			64
Cash dividends — $.45 a share		(5,983)			(5,983)

Balances December 31, 2005	5,095	122,243	—	(290)	127,048

Comprehensive income:
Net income		19,072			19,072
Other comprehensive income				80	80

Total comprehensive income					19,152
Adjustment for initial application of SFAS 158, net of tax ($7,168)			(12,013)		(12,013)
Issuance of 3,000 common shares from treasury	2	79			81
Cash dividends — $.46 a share		(6,126)			(6,126)

Balances December 31, 2006	$5,097	$135,268	$(12,013)	$(210)	$128,142

Shares outstanding and per share data reflect the 5 for 4 stock split effective December 8, 2006.
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2006	2005	2004
Cash flows from operating activities:
Net income	$19,072	$$10,903	$9,277

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,688	6,808	7,179
Deferred income taxes	(5,558)	2,465	1,504
Changes in operating assets and liabilities:
Accounts receivable	(3,662)	(8,485)	(840)
Inventories	2,104	(14,169)	(172)
Accounts payable	582	3,220	452
Commissions payable	(1,220)	2,586	(629)
Income taxes	(821)	250	(1,971)
Postretirement benefits	2,624	1,053	287
Other	(1,065)	(1,588)	(589)

Net cash provided by operating activities	18,744	3,043	14,498

Cash flows from investing activities:
Capital additions — net	(7,258)	(3,189)	(7,500)
Redemption (Purchases) of short-term investments	584	(2,089)	(1,522)
Payment for acquisitions	—	(1,331)	—

Net cash used for investing activities	(6,674)	(6,609)	(9,022)

Cash flows from financing activities:
Cash dividends	(6,126)	(5,983)	(5,907)
Proceeds from revolving credit facility	—	1,182	—
Payments on revolving credit facility	—	(1,182)	—

Net cash used for financing activities	(6,126)	(5,983)	(5,907)
Effect of exchange rate changes on cash	(45)	102	361

Net increase (decrease) in cash and cash equivalents	5,899	(9,447)	(70)
Cash and cash equivalents:
Beginning of year	6,755	16,202	16,272

End of year	$12,654	$6,755	$16,202

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
Inventories
Inventories are stated at the lower of cost or market. The costs for approximately 92% and 94% of inventories at December 31, 2006 and 2005, respectively, are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost is comprised of materials, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.
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
Goodwill and Intangibles
Goodwill in the amount of $4,053,000 resulted from an acquisition that occurred in 2002, and intangible assets in the amount of $3,302,000 relate to acquisitions that occurred in 2002 and 2005. The value of goodwill is tested for impairment as of October 1 of each year by independent third party, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2006 or 2005.
Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Revenue Recognition
Revenue from product sales is recognized when title passes which generally occurs upon shipment to the customer.
Concentration of Credit Risk
The Company does not require collateral from its customers and has generally had a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2006, 2005 and 2004.

Shipping and Handling Costs
The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.
Advertising
The Company expenses all advertising costs as incurred, which for the years ended December 31, 2006, 2005 and 2004 totaled $3,022,000, $3,553,000, and $2,953,000, respectively.
Product Warranties
A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are as follows:

(Thousands of dollars)	2006	2005

Balance at beginning of year	$1,277	$829
Warranty costs	1,895	1,889
Settlements	(1,956)	(1,441)

Balance at end of year	$1,216	$1,277

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
Common Stock Split
On October 27, 2006, the Company announced a five-for-four common stock split effective December 8, 2006 to shareholders of record as of November 15, 2006.
Reclassification
Certain amounts for 2005 have been reclassified to conform to the 2006 presentation.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151 “Inventory Costs—an amendment of ARB No. 43, Chapter 4.” This Statement amends the guidance in ARB No. 43 to require idle facility expense, freight, handling costs, and wasted material (spoilage) be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted SFAS No. 151 effective January 1, 2006 and there has been no significant impact on its consolidated financial statements.
In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for the Company beginning January 1, 2007. The Company does not expect the adoption of FIN 48 to have a significant impact on its consolidated financial statements. See Note E in the Notes to Consolidated Financial Statements.

Notes to Consolidated
Financial Statements
In September, 2006 the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements,” which provides interpretive guidance on the consideration of the effects of prior year misstatements in fiscal years ending after November 15, 2006 and is required to be adopted by the Company in its fiscal year ending December 31, 2006. The Company adopted SAB No. 108 effective December 31, 2006. There was no effect on the consolidated financial statements for the year ended December 31, 2006.
In September, 2006 the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“FAS 158”). FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other postretirement plans in their consolidated financial statements. The provisions of FAS 158 have been adopted for the fiscal year ending December 31, 2006. See Note F in the Notes to Consolidated Financial Statements.
Note B — Allowance for Doubtful Accounts
The allowance for doubtful accounts was $359,000 and $422,000 at December 31, 2006 and 2005, respectively.
Note C — Inventories
The excess of replacement cost over LIFO cost is approximately $41,904,000 and $38,221,000 at December 31, 2006 and 2005, respectively. Replacement cost approximates current cost. Reserves for excess and obsolete inventory totaled $2,408,000 and $2,847,000 at December 31, 2006 and 2005, respectively.
Note D — Financing Arrangements
Under an unsecured demand line of credit which matures in June, 2008, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2006 there was $9,565,000 available for borrowing after deducting $435,000 for letters of credit.
The Company has a $4.0 million unsecured revolving loan agreement which matures in May, 2008. At December 31, 2006 there was $1,715,000 available for borrowing after deducting $2,285,000 for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company.
The $10.0 million demand line of credit and the $4.0 million revolving loan agreement contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2006 the Company was in compliance with such requirements.
Interest expense, which approximates interest paid, was $41,000, $25,000 and $40,000 in 2006, 2005 and 2004, respectively.
The Company has operating leases for certain offices, manufacturing buildings, land, office equipment and automobiles. Rental expenses relating to operating leases were $588,000, $433,000 and $670,000 in 2006, 2005 and 2004, respectively.
The future minimum lease payments due under these operating leases are as follows:

(Thousands of dollars)	2007	2008	2009	2010	2011	Thereafter

Minimum lease payments	$477	$378	$340	$203	$201	$2,400

Note E — Income Taxes
The components of income before income taxes are:

(Thousands of dollars)	2006	2005	2004

United States	$26,001	$15,618	$13,011
Foreign	1,725	1,520	1,341

	$27,726	$17,138	$14,352

The components of income tax expense are as follows:

(Thousands of dollars)	2006	2005	2004

Current expense:
Federal	$5,334	$3,188	$2,702
Canadian	706	535	248
State and local	1,004	46	621

	7,044	3,769	3,571

Deferred expense (credit):
Federal	1,549	1,684	1,240
Canadian	(52)	(44)	(87)
State and local	113	826	351

	1,610	2,466	1,504

	$8,654	$6,235	$5,075

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2006	2005	2004

Income taxes at statutory rate	$9,704	$5,998	$5,023
State and local income taxes, net of federal tax benefit	726	567	632
Tax credits	(1,496)	—	—
Other	(280)	(330)	(580)

	$8,654	$6,235	$5,075

Research and development tax credits of $1,496,000 for the years 2002 through 2006 were realized in 2006.
Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	2006	2005	2004

Deferred tax assets
Inventories	$235	$1,327	$2,181
Accrued liabilities	1,693	2,006	2,835
Postretirement health benefits obligation	10,083	8,132	8,718
Other	1,554	—	—

Total deferred tax assets	13,565	11,465	13,734

Deferred tax liabilities
Depreciation and amortization	5,607	5,956	7,021
Other	—	3,109	1,848

Total deferred tax liabilities	5,607	9,065	8,869

Net deferred tax assets	$7,958	$2,400	$4,865

The Company made income tax payments of $11,982,000, $3,710,000 and $5,930,000 in 2006, 2005 and 2004, respectively.
On July 13, 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.
FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48, if any, will be recorded as an adjustment to retained earnings at the beginning of the period. Subject to any changes to the facts and circumstances used in our evaluation, the Company does not expect that the adoption of FIN 48 will have a significant impact on the Company’s financial position and results of operations. The Company anticipates that there will be no immediate impact on cash flows.
Note F — Pensions and Other Postretirement Benefits
The Company sponsors a defined benefit pension plan covering substantially all employees. Additionally, the Company sponsors a defined contribution pension plan at two locations not participating in the defined benefit pension plan. A 401(k) plan that includes a partial Company match is also available. Contributions for the defined contribution pension plan and the 401(k) plan in 2006, 2005 and 2004 were $742,000, $599,000 and $573,000, respectively. The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a 4.0% annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2007. The rate of increase is expected to remain constant going forward.
The Company has adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“FAS 158”) for the fiscal year ending December 31, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other postretirement plans in their financial statements.

Notes to Consolidated
Financial Statements
The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s balance sheets as required by FAS 158:

	Pension		Postretirement
	Benefits		Benefits
(Thousands of dollars)	2006	2005	2006	2005

Accumulated benefit obligation at end of year	$40,349	$34,909	$29,435	$30,980

Change in benefit obligation

Benefit obligation at beginning of year	$45,264	$39,870	$30,980	$30,747
Service cost	2,236	1,999	1,191	1,074
Interest cost	2,496	2,222	1,709	1,758
Benefits paid	(3,984)	(3,082)	(1,470)	(2,152)
Actuarial (gain) or loss	2,762	4,255	(2,975)	(447)

Benefit obligation at end of year	$48,774	$45,264	$29,435	$30,980

Change in plan assets

Fair value of plan assets at beginning of year	$36,418	$31,738	—	—
Actual return on plan assets	5,617	1,922	—	—
Employer contributions	6,538	5,840	1,470	2,152
Benefits paid	(3,984)	(3,082)	(1,470)	(2,152)

Fair value of plan assets at end of year	$44,589	$36,418	—	—

Funded status at measurement date	$(4,185)	$(8,846)	—	—

Amounts recognized in the statement of financial position consist of:
Current liabilities	—	—	$1,868	$1,980
Noncurrent liabilities	4,185	—	27,567	23,255

	$4,185	$—	$29,435	$25,235

Amounts recognized in accumulated other comprehensive income consist of:

Net actuarial (gain) or loss	$16,674	—	$2,507	—
Deferred tax benefit	(6,236)	—	(932)	—

After tax actuarial (gain) or loss	$10,438	—	$1,575	—

	Pension		Postretirement
	Benefits		Benefits
(Thousands of dollars)	2006	2005	2006	2005

Components of net periodic benefit cost

Service cost	$2,236	$1,999	$1,191	$1,074
Interest cost	2,496	2,222	1,709	1,758
Expected return on plan assets	(2,858)	(2,438)	—	—
Recognized actuarial (gain) or loss	1,024	751	262	339

Net periodic benefit cost	2,898	2,534	3,162	3,171

Other changes in plan assets and benefit obligations recognized in other comprehensive income are:

Net loss (gain)	2	—	—	—

Total recognized in net periodic benefit cost and other comprehensive income	$2,900	$2,534	$3,162	$3,171

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants.
The gain or loss in excess of the greater of 10% of the benefit obligation or the market related value of assets is amortized on a straight line basis over the average remaining service period of active participants.

	Pension		Postretirement
	Benefits		Benefits
(Thousands of dollars)	2006	2005	2006	2005

Weighted-average assumptions used to determine benefit obligations at October 31 are:
Discount rate	5.70%	5.70%	5.70%	5.70%
Rate of compensation increase	3.50%	3.50%	—	—
Weighted-average assumptions used to determine net periodic benefit cost for years ended October 31 are:
Discount rate	5.70%	5.89%	5.70%	5.89%
Expected long-term rate of return on plan assets	8.00%	8.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

The investment return of the Account’s asset allocation will be measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations. Equities (including all convertible securities) may comprise up to 70% of the accounts market value, with a minimum requirement of 20%. Fixed income/ floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Account’s market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less then one year to maturity) may comprise up to 40% of the Fund’s market value. Cash may constitute zero assets in the account. Non-U.S. corporate securities may compromise up to 35% of the account. The long-term objective growth rate of the Plan is the Consumer Price Index plus 3%.

	Pension Benefits
(Thousands of dollars)	2006	2005

Weighted-average asset allocations at October 31 are:
Asset Category
Equity Securities	66%	62%
Fixed Income	34%	32%
Cash and Cash Equivalents	0%	6%
Target Asset Allocations
Equity Securities	20-70%	50-62%
Fixed Income	30-80%	32-45%
Cash and Cash Equivalents	0-40%	0-10%
Contributions
The Company expects to contribute $4,824,000 to its pension plan in 2007.
Expected future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

						2012-
(Thousands of dollars)	2007	2008	2009	2010	2011	2016

Pension	$3,432	$3,163	$3,595	$4,215	$3,944	$26,089
Postretirement	$1,920	$1,888	$1,950	$2,081	$2,228	$12,807
Note G — Business Segment Information
The Company operates principally in one business segment, the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company’s pumps are marketed in the United States and Canada through a network of approximately 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. Export sales are made primarily through foreign distributors and representatives. The Company exports to more than 90 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

(Thousands of dollars)	2006	%	2005	%	2004	%

United States	$185,291	68	$171,677	74	$161,374	79
Exports to foreign countries	85,619	32	59,572	26	42,180	21

Total	$270,910	100	$231,249	100	$203,554	100

Note H — Other Assets
The major components of other assets are as follows:

	December 31,
(Thousands of dollars)	2006	2005

Goodwill	$4,053	$4,053
Intangibles:
Trade names	1,020	1,020
Drawings	1,400	1,400
Other intangibles	882	863
Prepaid pension cost	—	8,850
Other assets	2,601	1,974

	9,956	18,160
Less — accumulated amortization	(862)	(625)

Total	$9,094	$17,535

Management’s Discussion and Analysis of Financial Condition and Results of Operation
The Company operates principally in one business segment, the design, manufacture and sale of pumps and related equipment for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications.
Results of Operations 2006 Compared to 2005
The Company achieved record net sales of $270.9 million in 2006 compared to $231.2 million in 2005, an increase of $39.7 million or 17. 2%. The record level of net sales reflected the continued organic growth in the Company’s core business of fluid-handling applications. Sales of dewatering and flood control equipment contributed to the strong 2006 results. The international, fire protection, municipal and original equipment manufacturer (OEM) markets all recorded substantial increases in sales revenue in 2006. In the OEM market, sales of fabricated components increased $10.8 million from 2005 levels. At Patterson Pump Company, a $6.9 million order was shipped for flood control and levee protection, contributing to an $8.6 million increase in centrifugal pump sales. Fire protection sales increased $11.0 million from 2005 levels as a result of continued growth in international construction activity and the strong global economies. Additional price increases of three to five percent were implemented midyear to offset inflationary trends in the metals commodity markets and higher energy costs.
Total export shipments increased $26.0 million or 43.6% from 2005. Export sales amounted to $85.6 million in 2006 compared to $59.6 million in 2005, representing 32% of total net sales in 2006 compared to 26% in 2005, more than doubling in the past two years. The increase in export sales is primarily the result of an increased focus on international growth by the Company and strong global economies. Additionally, the decline in the value of the U.S. Dollar against foreign currencies contributed to the strong growth.
The record backlog of orders at December 31, 2006 was $109.5 million compared to $94.1 million at December 31, 2005, an increase of $15.4 million or 16.4%. Patterson Pump Company’s backlog increased $6.1 million from December, 2005 levels and includes a $15 million order for pumping equipment for a New Orleans flood control project that is scheduled to ship in the first half of 2007. The Mansfield Division backlog increased $6.2 million due to strength in its core markets, including construction. Over 90 percent of the current backlog of orders is expected to ship during 2007, with the remainder in 2008.
Cost of products sold in 2006 was $212.2 million compared to $184.2 million in 2005, an increase of $28.0 million or 15.2%. As a percent of sales, cost of products sold was 78.3% in 2006 compared to 79.6% in 2005. The 1.3% reduction in cost of products sold as a percent of net sales was primarily related to efficiencies on increased volume at the Company’s production facilities. Material costs and hourly labor costs increased $21.1 million and $3.2 million, respectively, to support the growth in sales volumes and were proportionate to the increase in sales. Rising raw material costs were realized early in the year and stabilized toward the end of the year at the somewhat higher levels. Stainless steel, copper and aluminum all realized substantial price increases during the year. Profit sharing expense increased $1.3 million related to the improved operating income levels that were achieved during the year. Retirement and postretirement benefit expense increased $813,000 from higher service and interest costs. Health care costs increased $382,000 due to increased claims and higher medical costs. As a percent of net sales, gross margins were 21.7% in 2006 and 20.4% in 2005.
Selling, general and administrative (SG&A) expenses in 2006 were $32.4 million compared to $30.4 million in 2005, an increase of $2.0 million. As a percent of net sales, SG&A expenses were 12.0% during 2006 and 13.1% in 2005, with the decrease of 1.1 percentage points related primarily to the growth in sales volume. Salaries increased $721,000 due to the filling of vacancies in open positions and additional hiring to support the growth in sales volume. Professional services increased $663,000 due to higher consulting fees for outsourced services. Profit sharing expense increased $517,000 related to the improved operating income levels that were achieved during the year. Retirement and postretirement benefit expense increased $236,000 from higher service and interest costs. Offsetting these increases was a $530,000 reduction in advertising expense in 2006 due partially to a trade show that was held in 2005 that is held every three years.
Other income in 2006 was $1.5 million compared to $892,000 in 2005, an increase of $608,000 or 68.2%. Increased interest income of $380,000 was the result of higher cash balances invested during the year at higher interest rates. Foreign currency exchange gains increased $313,000 in 2006, reflecting fluctuations primarily in the value of the U.S. Dollar vs. the Euro throughout the year.
Other expense was $66,000 and $457,000 in 2006 and 2005, respectively. Foreign currency exchange losses decreased $393,000 in 2006, reflecting fluctuations primarily in the value of the U.S. Dollar vs. the Euro throughout the year.
The effective income tax rate was 31.2% in 2006 compared to 36.4% in 2005, a decrease of 5.2 percentage points. The lower tax rate was primarily due to research and development tax credits for the years 2002 through 2006, of which $1.5 million was realized in 2006, and changes in state and local tax liabilities totaling $570,000. Without the research and development tax credits, the effective tax rate would have been 36.6%.
Net income for 2006 was a record $19.1 million compared to $10.9 million in 2005, an increase of $8.2 million or 75.2%. As a percent of net sales, net income was 7.0% and 4.7% in 2006 and 2005, respectively. The strong growth in net income was primarily a result of growth in sales and the much improved profitability at the Company’s Patterson Pump Company subsidiary.
Earnings per share was $1.43 in 2006 compared to $0.82 in 2005, an increase of $.61 per share which reflects the five-for-four stock split effective December 8, 2006.
Cash dividends paid on common shares increased $.01 per share during 2006 to $0.46 per share and marked the 34th consecutive year of increased cash dividends. The dividend yield at December 31, 2006 was 1.2%. Dividends reflect the five-for-four stock split effective December 8, 2006.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which changed the accounting rules for reporting and disclosures related to pension and other postretirement benefit plans for companies with a year-end after December 15, 2006. As part of the pronouncement, companies are required to record pension and postretirement liabilities on their balance sheets. At December 31, 2006, the Company recorded a $19.1 million charge against other comprehensive income related to retirement and postretirement expenses. A deferred tax benefit of $7.1 million resulted in a net charge to other comprehensive income of $12.0 million. Effective by 2008, the Company will be required to change the measurement date for pension and postretirement benefit plans from October 31 to December 31.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operation
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
Selling, general and administrative (SG&A) expenses in 2005 were $30.4 million compared to $29.0 million in 2004. As a percent of net sales, SG&A expenses were 13.1% during 2005 and 14.2% in 2004, with the decrease as a percent of sales due primarily to the higher sales volume. The Construction Exposition (CONEXPO) trade show, which is held every three years, resulted in expenses of $238,000, which was part of the overall increase in advertising costs of $600,000. Additionally, retirement costs increased $210,000 due to higher pension expense. Profit sharing expense increased $317,000 due to higher net operating income.
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
Earnings per share was $0.82 in 2005 compared to $0.69 in 2004, restated to reflect the five-for-four stock split effective December 8, 2006.
Cash dividends paid on common shares increased $.01 per share during 2005 to $0.45, per share and marked the 33rd consecutive year of increased cash dividends. The dividend yield at December 31, 2005 was 2.5%. Dividends reflect the five-for-four stock split effective December 8, 2006.
Trends
The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. Dollars and made on open account or with a letter of credit.
Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and three of its subsidiaries have been drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In less than ten cases, the Company and/or its subsidiaries have entered into nominal economic settlements, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.
In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company’s results of operations, liquidity or financial condition.

Liquidity and Sources of Capital
Cash equivalents and short-term investments totaled $16.9 million and there was no debt at December 31, 2006. In addition, the Company had $11.3 million available in bank lines of credit after deducting $2.7 million in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2006.
Capital expenditures for 2007, estimated to be $7.0 to $9.0 million, are expected to be financed through internally generated funds and existing credit arrangements. During 2006, 2005 and 2004, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.
The Company has allocated $2,450,000 for site preparation in connection with the future expansion of a manufacturing facility in Mansfield, Ohio. Planning began for the future expansion in 2006. No date has been established for construction.
Cash provided by operating activities was $18.7 million, $3.0 million and $14.5 million in 2006, 2005 and 2004, respectively. In 2006, additional cash was generated principally due to the higher level of profitability.
Cash used for investing activities was $6.7 million, $6.6 million and $9.0 million for 2006, 2005 and 2004, respectively, and primarily consists of investments in machinery and equipment. The Company’s 2006 net capital expenditures were $7.3 million compared to $3.2 million in 2005, an increase of $4.1 million.
Cash used for financing activities was $6.1 million, $6.0 million, and $5.9 million in 2006, 2005 and 2004, respectively, and primarily relates to the payment of dividends.
The changes in foreign currency translation against the U.S. Dollar decreased cash $45,000 in 2006, and increased cash $102,000 and $361,000 in 2005 and 2004, respectively.
The ratio of current assets to current liabilities was 4.3 to 1 and 3.9 to 1 at December 31, 2006 and 2005, respectively. Management believes that the Company has adequate working capital and a healthy liquidity position.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Allowance for Doubtful Accounts
The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to Gorman-Rupp (e.g., bankruptcy filings, substantial downgrading of credit scores, etc.), the Company records a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer’s ability to meet its financial obligations), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company’s collection history has been good.
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
Pension Plans and Other Postretirement Benefit Plans
The Company has adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“FAS 158”) for the fiscal year ending December 31, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree health care and other postretirement plans in their financial statements.
The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of October 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on effective yields of investment grade fixed income investments. The discount rate used to value pension plan and postretirement obligations was 5.70% at October 31, 2006 and 2005. Annual expense amounts are determined based on the discount rate at October 31 of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2006 and 2005 was 8.00%. During 2006, the fair market value of pension assets increased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The rate of compensation increase was 3.50% in 2006 and 2005.
The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged from 2005 to 2006. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point
(Thousands of dollars)	Increase	Decrease

Effect on total of service and interest cost components in 2006	$255	$(231)
Effect on accumulated postretirement benefit obligation as of December 31, 2006	$2,101	$(1,880)
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
Goodwill and Other Intangibles
The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 establishes a two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. The value of goodwill is tested for impairment as of October 1 of each year, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of the revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2006 or 2005.
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
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of December 31, 2006. Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their attestation report which is included herein.
     /s/ JEFFREY S. GORMAN

     Jeffrey S. Gorman
      President and Chief Executive Officer

     /s/ ROBERT E. KIRKENDALL

      Robert E. Kirkendall
      Senior Vice President and Chief Financial Officer

      February 22, 2007

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders of The Gorman-Rupp Company
We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The Gorman-Rupp Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
In our opinion, management’s assessment that The Gorman-Rupp Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 of The Gorman-Rupp Company and our report dated February 22, 2007 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG, LLP

Cleveland, Ohio
February 22, 2007

Eleven-Year Summary of Selected Financial Data
(Thousands of dollars, except per share amounts)

	2006	2005	2004	2003
Operating Results:
Net sales	$270,910	$231,249	$203,554	$195,826
Gross profit	58,676	47,071	42,425	41,851
Income taxes	8,654	6,235	5,075	4,613
Net income	19,072	10,903	9,277	9,787
Depreciation and amortization	6,688	6,808	7,179	7,274
Interest expense	41	25	40	56
Return on net sales (%)	7.0	4.7	4.6	5.0
Sales dollars per employee	258.3	233.3	211.4	196.4
Income dollars per employee	18.2	11.0	9.6	9.8

Financial Position:
Current assets	$120,118	$110,501	$96,974	$95,718
Current liabilities	27,646	28,219	21,112	21,908
Working capital	92,472	82,282	75,862	73,810
Current ratio	4.3	3.9	4.6	4.4
Property, plant and equipment — net	52,351	51,505	54,812	54,338
Capital additions — net	7,258	3,189	7,500	3,698
Total assets	187,540	179,541	165,673	162,395
Long-term debt	—	—	—	—
Shareholders’ equity	128,142	127,048	121,898	117,918
Dividends paid	6,126	5,983	5,907	5,809
Average number of employees	1,049	991	963	997

Shareholder Information:(1)
Basic and diluted earnings per share	$1.43	$0.82	$0.69	$0.73
Cash dividends per share	0.456	0.448	0.442	0.435
Shareholders’ equity per share at December 31	9.59	9.51	9.13	8.83
Average number of shares outstanding	13,358,145	13,354,394	13,350,173	13,345,492

(1)	Shares outstanding and per share data reflect the 5 for 4 stock split effective December 8, 2006.
Summary of Quarterly Results of Operations
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2006 and 2005:
(Thousands of dollars, except per share amounts)

				Basic and Diluted
Quarter Ended 2006	Net Sales	Gross Profit	Net Income	Earnings per Share(1)
First Quarter	$67,087	$14,950	$4,538	$0.34
Second Quarter	67,905	15,587	5,499	0.41
Third Quarter	70,833	16,590	6,612	0.50
Fourth Quarter	65,085	11,549	2,423	0.18

Total	$270,910	$58,676	$19,072	$1.43

(1)	Per share data reflect the 5 for 4 stock split effective December 8, 2006.

2002	2001	2000	1999	1998	1997	1996
$195,081	$203,169	$190,384	$182,239	$174,162	$167,723	$157,733
41,451	48,108	48,430	46,347	43,713	40,964	39,127
5,267	8,450	8,400	8,460	7,400	6,340	5,735
8,936	14,585	13,796	13,081	11,752	10,612	9,928
7,035	7,128	6,863	6,489	6,330	5,959	5,675
72	116	183	55	188	238	330
4.6	7.2	7.2	7.2	6.7	6.3	6.3
185.1	195.2	186.5	177.6	170.4	163.8	161.9
8.5	14.0	13.5	12.7	11.5	10.4	10.2

$85,315	$90,575	$83,745	$79,641	$80,012	$83,151	$71,926
19,282	18,103	19,079	17,439	17,431	17,036	15,199
66,033	72,472	64,666	62,202	62,581	66,115	56,727
4.4	5.0	4.4	4.6	4.6	4.9	4.7
57,757	53,895	57,885	53,609	43,916	40,919	40,549
5,765	3,139	11,439	16,182	9,327	6,329	4,036
154,302	149,569	147,337	138,331	128,933	129,321	117,650
291	—	3,413	3,107	783	6,689	3,796
112,912	109,366	101,455	93,751	85,162	79,516	72,737
5,550	5,475	5,322	5,152	4,983	4,821	4,567
1,054	1,041	1,021	1,026	1,022	1,024	974

$0.67	$1.09	$1.03	$0.98	$0.87	$0.79	$0.74
0.416	0.410	0.397	0.384	0.371	0.358	0.339
8.46	8.20	7.58	6.98	6.35	5.91	5.40
13,340,805	13,366,997	13,409,732	13,413,940	13,435,558	13,450,816	13,462,827

				Basic and Diluted
Quarter Ended 2005	Net Sales	Gross Profit	Net Income	Earnings per Share (1)
First Quarter	$52,037	$9,785	$1,654	$0.12
Second Quarter	56,109	12,406	3,337	0.26
Third Quarter	58,980	11,370	2,675	0.20
Fourth Quarter	64,123	13,510	3,237	0.24

Total	$231,249	$47,071	$10,903	$0.82

(1)	Per share data reflect the 5 for 4 stock split effective December 8, 2006.

Shareholder Information
SHAREHOLDER RETURN PERFORMANCE PRESENTATION
Set forth to the right is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company’s Common Shares against the cumulative total return of the American Stock Exchange Market Value Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2002 and ending December 31, 2006. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561—Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Dyneco Corporation, Flowserve Corp., Graco Inc., Idex Corp., Met-Pro Corp., Robbins & Myers Inc. and Roper Industries Inc., in addition to the Company.
COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG THE
GORMAN-RUPP COMPANY, AMEX MARKET INDEX AND PEER GROUP INDEX
ASSUMES $100 INVESTED ON JAN. 01, 2002. ASSUMES DIVIDEND REINVESTED. FISCAL YEAR ENDING DEC. 31, 2006
Ranges of Stock Prices
The high and low sales price and dividends per share for common shares traded on the American Stock Exchange were:

	Sales Price of Common Shares					Dividends Per Share
	2006		2005		2006	2005
	High	Low	High	Low
First Quarter	$19.59	$17.02	$19.19	$17.09	$.112	$.112
Second Quarter	22.40	18.08	18.08	15.20	.112	.112
Third Quarter	27.60	18.91	22.39	16.16	.112	.112
Fourth Quarter	38.86	24.20	19.56	16.40	.120	.112
Per share data and sales price reflect the 5 for 4 stock split effective December 8, 2006.
Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 12, 2007.

	Holders	Shares
Individuals	1,124	2,198,557
Nominees, brokers and others	16	11,161,447

Total	1,140	13,360,004

An additional 490,347 common shares are held in Treasury.
Shares reflect the 5 for 4 stock split effective December 8, 2006.

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