Form 10-K, Exhibit 13
period 2007-12-31
GORMAN RUPP CO
filed 2008-03-10
CIK 42682

Exhibit 13
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of The Gorman-Rupp Company
We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
As discussed in Note F to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158 on December 31, 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion thereon.
Cleveland, Ohio
February 28, 2008

Consolidated Statements of Income

	Year ended December 31,
(Thousands of dollars, except per share amounts)	2007	2006	2005
Net sales	$305,562	$270,910	$231,249

Cost of products sold	238,110	212,234	184,178

Gross Profit	67,452	58,676	47,071

Selling, general and administrative expenses	34,567	32,411	30,368

Operating Income	32,885	26,265	16,703

Other income	2,574	1,527	892

Other expense	(76)	(66)	(457)

Income Before Income Taxes	35,383	27,726	17,138

Income taxes	12,524	8,654	6,235

Net Income	$22,859	$19,072	$10,903

Basic and Diluted Earnings Per Share	$1.37	$1.14	$0.66

Average number of shares outstanding	16,701,175	16,696,962	16,692,273
Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.
See notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
(Thousands of dollars)	2007	2006
Assets

Current Assets:

Cash and cash equivalents	$24,604	$12,654

Short-term investments	5,586	4,201

Accounts receivable	47,256	45,135

Inventories:
Raw materials and in-process	27,917	22,423
Finished parts	21,348	23,491
Finished products	3,958	4,385

	53,223	50,299

Deferred income taxes	1,567	1,981

Prepaid and other	3,052	5,848

Total Current Assets	135,288	120,118

Property, Plant and Equipment

Land	1,694	1,694

Buildings	51,022	47,951

Machinery and equipment	102,663	92,256

	155,379	141,901

Less accumulated depreciation	95,409	89,550

Property, Plant and Equipment — Net	59,970	52,351

Deferred Income Taxes	4,510	5,977

Other	11,766	9,094

	$211,534	$187,540

Shares outstanding reflect the 5 for 4 stock split effective December 10, 2007.
See notes to consolidated financial statements.

	December 31,
	2007	2006
Liabilities and Shareholders’ Equity

Current Liabilities:

Accounts payable	$14,162	$10,417

Payrolls and related liabilities	7,122	6,095

Commissions payable	5,008	4,175

Accrued expenses	4,925	4,432

Accrued postretirement and medical benefits	2,264	2,527

Total Current Liabilities	33,481	27,646

Income Taxes Payable	823	—

Retirement Benefits	—	4,185

Postretirement Benefits	26,661	27,567

Deferred Income Taxes	609	—

Minority Interest	520	—

Shareholders’ Equity

Common Shares, without par value: Authorized — 35,000,000 shares;
Outstanding — 16,703,035 shares in 2007 and 16,699,285 shares in 2006 (after deducting treasury shares of 609,183 in 2007 and 612,933 in 2006) at stated capital amount	5,098	5,097
Retained earnings	151,467	135,268

Accumulated other comprehensive loss	(7,125)	(12,223)

Total Shareholders’ Equity	149,440	128,142

	$211,534	$187,540

Consolidated Statements of Shareholders’ Equity

			Accumulated Other
			Comprehensive Income (Loss)
				Foreign
			Pension and	Currency
	Common	Retained	OPEB	Translation
(Thousands of dollars, except per share amounts)	Shares	Earnings	Adjustments	Adjustments	Total
Balances January 1, 2005	$5,093	$117,261	—	$(456)	$121,898

Comprehensive income:

Net income		10,903			10,903

Other comprehensive income				166	166

Total comprehensive income					11,069

Issuance of 3,000 common shares from treasury	2	62			64

Cash dividends — $.36 a share		(5,983)			(5,983)

Balances December 31, 2005	5,095	122,243	—	(290)	127,048

Comprehensive income:

Net income		19,072			19,072

Other comprehensive income				80	80

Total comprehensive income					19,152

Adjustment for initial application of FAS 158, net of tax ($7,168)			$(12,013)		(12,013)

Issuance of 3,000 common shares from treasury	2	79			81

Cash dividends — $.37 a share		(6,126)			(6,126)

Balances December 31, 2006	5,097	135,268	(12,013)	(210)	128,142

Adoption of FASB Interpretation No. 48		(253)			(253)

Comprehensive income:

Net income		22,859			22,859

Other comprehensive income			2,846	2,252	5,098

Total comprehensive income					27,957

Issuance of 3,000 common shares from treasury	1	96			97

Cash dividends — $.39 a share		(6,503)			(6,503)

Balances December 31, 2007	$5,098	$151,467	$(9,167)	$2,042	$149,440

Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2007	2006	2005
Cash flows from operating activities:
Net income	$22,859	$19,072	$10,903
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,597	6,688	6,808
Proceeds from insured loss	2,470	—	—
Deferred income taxes	2,490	(5,558)	2,465
Changes in operating assets and liabilities:
Accounts receivable	(1,103)	(3,662)	(8,485)
Inventories	(1,773)	2,104	(14,169)
Accounts payable	3,376	582	3,220
Commissions payable	833	(1,220)	2,586
Income taxes	570	(821)	250
Postretirement benefits	53	2,624	1,053
Other	(2,537)	(1,065)	(1,588)

Net cash provided by operating activities	34,835	18,744	3,043

Cash flows from investing activities:
Capital additions — net	(12,826)	(7,258)	(3,189)
Proceeds from insured loss	530	—	—
(Purchases) Redemption of short-term investments	(1,385)	584	(2,089)
Payment for acquisitions	(3,693)	—	(1,331)

Net cash used for investing activities	(17,374)	(6,674)	(6,609)

Cash flows from financing activities:
Cash dividends	(6,503)	(6,126)	(5,983)
Proceeds from revolving credit facility	—	—	1,182
Payments on revolving credit facility	—	—	(1,182)

Net cash used for financing activities	(6,503)	(6,126)	(5,983)
Effect of exchange rate changes on cash	992	(45)	102

Net increase (decrease) in cash and cash equivalents	11,950	5,899	(9,447)
Cash and cash equivalents:
Beginning of year	12,654	6,755	16,202

End of year	$24,604	$12,654	$6,755

See notes to consolidated financial statements.

Notes to Consolidated
Financial Statements
Note A — Summary of Major Accounting Policies
Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Earnings per share are calculated in accordance with FAS 128 and are based on the weighted-average number of shares outstanding.
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
Inventories
     Inventories are stated at the lower of cost or market. The costs for approximately 91% and 92% of inventories at December 31, 2007 and 2006, respectively, are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost is comprised of materials, inbound freight costs, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.
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
Goodwill and Intangibles
Goodwill in the amount of $4,053,000 resulted from an acquisition that occurred in 2002 and $750,000 due to the preliminary allocation of the purchase price from an acquisition in 2007. Intangible assets in the amount of $4,832,000 relate to acquisitions that occurred in 2002, 2005 and 2007, including $1,509,000 that resulted from the acquisition of Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) that occurred on April 2, 2007. The remainder of $3,323,000 in intangible assets relates to acquisitions that occurred in 2002 and 2005 and small currency fluctuations. The value of goodwill is tested as of October 1 of each year or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2007 or 2006.
Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Customer relationships	9 years
Non-compete agreements	2-3 years

Revenue Recognition
Revenue from product sales is recognized when the risks and rewards of ownership and title passes, which generally occurs upon shipment to the customer.
Concentration of Credit Risk
The Company does not require collateral from its customers and has generally had a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2007, 2006 and 2005.
Shipping and Handling Costs
The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.
Advertising
The Company expenses all advertising costs as incurred, which for the years ended December 31, 2007, 2006 and 2005 totaled $3,165,000, $3,022,000, and $3,553,000, respectively.
Product Warranties
A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are as follows:

(Thousands of dollars)	2007	2006
Balance at beginning of year	$1,216	$1,277
Warranty costs	3,033	1,895
Settlements	(2,567)	(1,956)

Balance at end of year	$1,682	$1,216

Foreign Currency Translation
Assets and liabilities of the Company’s operations outside the United States which are accounted for in a functional currency other than U.S. Dollars are translated into U.S. Dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within shareholders’ equity.
Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.
Common Stock Split
On October 26, 2007 the Company announced a five-for-four stock split effective December 10, 2007 to shareholders of record as of November 15, 2007.
Reclassification
Certain amounts for 2006 have been reclassified to conform to the 2007 presentation.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements:
The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (FIN 48) January 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. A reconciliation of the beginning and ending amount of unrecognized tax benefits is presented in Note E in the Notes to Consolidated Financial Statements.
In September, 2006 the FASB issued FAS No. 158, Employers’Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158). FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree

Notes to Consolidated Financial Statements
healthcare and other postretirement plans in their consolidated financial statements. The provisions of FAS 158 were adopted for the fiscal year ending December 31, 2006. See Note F in the Notes to Consolidated Financial Statements.
In September, 2006 the FASB issued FAS No. 157, Fair Value Measurements (FAS 157) which provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. FAS 157, as originally issued, was effective for fiscal years beginning after November 15, 2007. However, on December 14, 2007, the FASB issued FASB Staff Position FAS 157-b, which deferred the effective date of FAS 157 for one year as it relates to non-financial assets and liabilities. The Company does not expect the adoption of FAS 157 to have a material impact on its consolidated financial position or results of operations.
In December, 2007 the FASB issued FAS No. 141(R), Business Combinations (FAS 141(R)). FAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquired company and the goodwill acquired. This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. The Company does not expect the impact to be material on its consolidated financial position or results of operations.
In December, 2007 the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (FAS 160), an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. FAS 160 is effective for fiscal years beginning after December 15, 2008. The Company plans to adopt FAS 160 beginning in the first quarter of fiscal 2009. The Company is evaluating the impact the adoption of FAS 160 will have on its consolidated financial position and results of operations, but does not expect it to have a material impact on its consolidated financial position or results of operations.
Note B — Allowance for Doubtful Accounts
The allowance for doubtful accounts was $339,000 and $359,000 at December 31, 2007 and 2006, respectively.
Note C — Inventories
The excess of replacement cost over LIFO cost is approximately $45,182,000 and $41,904,000 at December 31, 2007 and 2006, respectively. Replacement cost approximates current cost. Reserves for excess and obsolete inventory totaled $2,100,000 and $2,408,000 at December 31, 2007 and 2006, respectively.
Note D — Financing Arrangements
Under an unsecured demand line of credit which matures in June, 2009, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2007, there was $9,565,000 available for borrowing after deducting $435,000 for letters of credit.
The Company also has a $4.0 million unsecured revolving loan agreement which matures in May, 2009. At December 31, 2007 there was $1,676,000 available for borrowing after deducting $2,324,000 for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company.
The $10.0 million demand line of credit and the $4.0 million revolving loan agreement contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2007 the Company was in compliance with such requirements.

Interest expense, which approximates interest paid, was $49,000, $41,000 and $25,000 in 2007, 2006 and 2005, respectively.
The Company has operating leases for certain offices, manufacturing buildings, land, office equipment and automobiles. Rental expenses relating to operating leases were $691,000, $588,000 and $433,000 in 2007, 2006 and 2005, respectively.
The future minimum lease payments due under these operating leases are as follows:

(Thousands of dollars)	2008	2009	2010	2011	2012	Thereafter

Minimum lease payments	$715	$579	$445	$417	$404	$2,577
Note E — Income Taxes
The components of income before income taxes are:

(Thousands of dollars)	2007	2006	2005

United States	$33,243	$26,001	$15,618
Foreign	2,140	1,725	1,520

	$35,383	$27,726	$17,138

The components of income tax expense are as follows:

(Thousands of dollars)	2007	2006	2005

Current expense:
Federal	$10,347	$5,334	$3,188
Foreign	713	706	535
State and local	1,153	1,004	46

	12,213	7,044	3,769
Deferred expense (credit):
Federal	225	1,549	1,684
Foreign	(15)	(52)	(44)
State and local	101	113	826

	311	1,610	2,466

	$12,524	$8,654	$6,235

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2007	2006	2005

Income taxes at statutory rate	$12,384	$9,704	$5,998

State and local income taxes, net of federal tax benefit	815	726	567
Tax credits	(350)	(1,496)	—
IRC Section 199	(508)	(125)	(121)
Other	183	(155)	(209)

	$12,524	$8,654	$6,235

Deferred tax assets and liabilities consist of the following:

(Thousands of dollars)	2007	2006	2005

Deferred tax assets
Inventories	—	$235	$1,327
Accrued liabilities	$2,140	1,693	2,006
Postretirement health benefits obligation	9,663	10,083	8,132
Other	—	1,554	—
Other — Canada	273	—	—

Total deferred tax assets	12,076	13,565	11,465
Deferred tax liabilities
Inventories	244	—	—
Depreciation and amortization — The Netherlands	750	—	—

Depreciation and amortization	5,324	5,607	5,956
Other	290	—	3,109

Total deferred tax liabilities	6,608	5,607	9,065

Net deferred tax assets	$5,468	$7,958	$2,400

The Company made income tax payments of $8,925,000, $11,982,000 and $3,710,000 in 2007, 2006 and 2005, respectively.
Annual Disclosures in Year of Adoption
The Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance

Notes to Consolidated Financial Statements
with Statement of Financial Accounting Standards 5, Accounting for Contingencies. As required by Interpretation 48, which clarifies Statement 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of Interpretation 48, the Company recognized approximately a $256,000 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. The amount of unrecognized tax benefits as of January 1, 2007 was $1,159,000.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands of dollars)	2007
Balance at January 1, 2007	$1,159
Additions based on tax positions related to the current year	242
Additions for tax positions of prior years	90
Reductions for tax positions of prior years	(245)
Reductions as result of lapse of applicable statue of limitations	(6)
Settlements	(243)

Balance at December 31, 2007	$997

The amount of unrecognized tax benefits at December 31, 2007 includes $794,000 of unrecognized tax benefits which, if ultimately recognized, will reduce the Company’s annual effective tax rate.
The Company is subject to income taxes in the U.S. federal jurisdiction, and various states, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2004.
The Company has entered into Voluntary Disclosure programs with several state income taxing jurisdictions. The Company has recorded unrecognized tax benefits of approximately $114,000 related primarily to income tax filing issues with these states. The Company anticipates that the resolution of these unrecognized tax benefits will occur within the next 12 months. Additionally, the statute of limitations in several jurisdictions will expire in the next 12 months. The Company has unrecognized tax benefits of $61,000, which would be recognized if the statute of limitations expires without the relevant taxing authority examining the applicable returns.
The Company resolved a provincial tax audit in Canada that resulted in a $151,000 reduction in the settlement amount which includes taxes, interest and penalties. The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense for all periods presented.
The Company had accrued approximately $172,000 and $154,000 for the payment of interest and penalties at January 1, 2007 and December 31, 2007, respectively.
Note F — Pensions and Other Postretirement Benefits
The Company sponsors a defined benefit pension plan covering substantially all employees. Additionally, the Company sponsors a defined contribution pension plan at one location not participating in the defined benefit pension plan. A 401(k) plan that includes a partial Company match is also available. For substantially all United States employees hired after January 1, 2008, an enhanced 401(k) plan will be made available instead of the Company’s defined benefit pension plan. Benefits will be based on age and years of service. Current employees hired prior to January 1, 2008 will not be affected by the change. Total contributions for the defined contribution pension plan and the 401(k) plan in 2007, 2006 and 2005 were $821,000, $742,000 and $599,000, respectively.
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
The Company has adopted FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158) for the fiscal year ending December 31, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements.
The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s balance sheets as required by FAS 158:

	Pension		Postretirement
	Benefits		Benefits

(Thousands of dollars)	2007	2006	2007	2006

Accumulated benefit obligation at end of year	$41,660	$40,349	$28,248	$29,435

Change in benefit obligation
Benefit obligation at beginning of year	$48,774	$45,264	$29,435	$30,980
Service cost	2,479	2,236	1,256	1,191
Interest cost	2,682	2,496	1,616	1,709
Benefits paid	(4,197)	(3,984)	(1,779)	(1,470)
Effect of foreign exchange	—	—	124	—
Actuarial loss (gain)	2,239	2,762	(2,280)	(2,975)

Benefit obligation at end of year	$51,977	$48,774	$28,372	$29,435

Change in plan assets
Fair value of plan assets at beginning of year	$44,589	$36,418	—	—
Actual return on plan assets	6,972	5,617	—	—
Employer contributions	6,824	6,538	$1,779	$1,470
Benefits paid	(4,197)	(3,984)	(1,779)	(1,470)

Fair value of plan assets at end of year	$54,188	$44,589	$0	$0

Funded status at measurement date	$2,211	$(4,185)

	Pension		Postretirement
	Benefits		Benefits

(Thousands of dollars)	2007	2006	2007	2006

Amounts recognized in the statement of financial position consist of:
Noncurrent assets	$2,211	—	—	—
Current liabilities	—	—	$(1,711)	$(1,868)
Noncurrent liabilities	—	$(4,185)	(26,661)	(27,567)

	$2,211	$(4,185)	$(28,372)	$(29,435)

Amounts recognized in accumulated other
comprehensive income consist of:

Accumulated other comprehensive loss	$14,439	$16,674	$239	$2,507
Deferred tax (benefit)	(5,731)	(6,236)	220	(932)

Provision after tax accumulated other comprehensive loss	$8,708	$10,438	$459	$1,575

	Pension		Postretirement
	Benefits		Benefits

(Thousands of dollars)	2007	2006	2007	2006

Components of net periodic benefit cost
Service cost	$2,479	$2,236	$1,256	$1,191
Interest cost	2,682	2,496	1,616	1,709
Expected return on plan assets	(3,418)	(2,858)	—	—
Recognized actuarial loss	921	1,024	—	262

Net periodic benefit cost	2,664	2,898	2,872	3,162
Other changes in plan assets and benefit obligations recognized in other comprehensive income are:

Net gain	(3,259)	2	—	—

Total recognized in net periodic benefit cost and other comprehensive income	$(595)	$2,900	$2,872	$3,162

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants.
The gain or loss in excess of the greater of 10% of the benefit obligation or the market related value of assets

Notes to Consolidated Financial Statements
is amortized on a straight line basis over the average remaining service period of active participants.

	Pension		Postretirement
	Benefits		Benefits
(Thousands of dollars)	2007	2006	2007	2006

Weighted-average assumptions used to determine benefit obligations at October 31 are:

Discount rate	6.10%	5.70%	6.10%	5.70%

Rate of compensation increase	3.50%	3.50%	—	—

Weighted-average assumptions used to determine net periodic benefit cost for years ended October 31 are:

Discount rate	5.70%	5.70%	5.70%	5.70%

Expected long-term rate of return on plan assets	8.00%	8.00%	—	—

Rate of compensation increase	3.50%	3.50%	—	—
The investment return of the Account’s asset allocation will be measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations. Equities (including all convertible securities) may comprise up to 70% of the accounts market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Account’s market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the Fund’s market value. Non-U.S. corporate securities may comprise up to 35% of the account. The long-term objective growth rate of the Plan is the Consumer Price Index plus 3%.

	Pension Benefits
(Thousands of dollars)	2007	2006

Weighted-average asset allocations at October 31 are:

Asset Category

Equity Securities	62%	56%

Fixed Income	22%	33%

Cash and Cash Equivalents	16%	11%

Target Asset Allocations

Equity Securities	20-70%	20-70%

Fixed Income	30-80%	30-80%

Cash and Cash Equivalents	0-40%	0-40%
Contributions
The Company expects to contribute $4,200,000 to its pension plan in 2008.
Expected future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(Thousands of dollars)	2008	2009	2010	2011	2012	Thereafter

Pension	$3,620	$3,206	$3,904	$4,077	$5,528	$29,343
Postretirement	$1,763	$1,770	$1,863	$1,994	$2,146	$12,536
Note G — Business Segment Information
The Company operates principally in one business segment, the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company’s pumps are marketed in the United States and Canada through a network of approximately 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. Export sales are made primarily through foreign distributors and representatives. The Company exports to more than 100 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

(Thousands of dollars)	2007	%	2006	%	2005	%

United States	$217,444	71	$188,545	70	$171,677	74

Foreign countries	88,118	29	82,365	30	59,572	26

Total	$305,562	100	$270,910	100	$231,249	100

Note H — Other Assets
The major components of other assets are as follows:

	December 31,
(Thousands of dollars)	2007	2006

Goodwill	$4,803	$4,053

Intangibles:
Trade names	1,020	1,020
Drawings	1,400	1,400
Customer relationships	874	—
Non-compete agreements	713	195
Other intangibles	825	687

Prepaid pension cost	2,211	—

Other assets	1,276	2,601

	13,122	9,956

Less — accumulated amortization	(1,356)	(862)

Total	$11,766	$9,094

Included in intangibles for 2007 is $1,509,000 related to the Wavo Pompen B.V. acquisition (Gorman-Rupp Europe B.V.).
Note I — Acquisitions
In April, 2007 the Company’s wholly-owned subsidiary, The Gorman-Rupp International Company, purchased a 90% controlling equity interest in Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) for consideration (net of cash acquired) of approximately $4.1 million, of which $3.7 million has been paid as of December 31, 2007. The acquisition was financed with cash from the Company’s treasury. The preliminary allocation of the purchase price to the business acquired was recorded as of December 31, 2007 after an allocation of fair value to assets and liabilities acquired. The acquisition of Wavo Pompen B.V. offers the Company an expanded European presence and is a continuation of the implementation of its international growth strategy.
Note J — Flood Insurance Recoveries
In August, 2007 the Company’s Mansfield Division assembly facility was damaged by flooding as a result of a flash flood of an adjacent creek. As of December 31, 2007, the Company incurred costs and damages related to the flood of $3.8 million. These costs included the write-off of inventory and long-lived assets, repair of property damage and other cleanup costs. The Company maintains replacement value insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption. There was not a material effect on earnings as a result of the flood due to the replacement value coverage of the insurance. The Company’s insurance policy carries a $500,000 deductible. The Company expects to be fully covered for losses as a result of the flood as accounted for in accordance with FASB Statement No. 5, Accounting for Contingencies, and FASB Interpretation No. 30, Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets. As of December 31, 2007, the Company received a partial payment of $3.0 million and has recorded a receivable of $900,000 for insurance recoveries.

Management’s Discussion and Analysis of Financial Condition and Results of Operation
The Company operates principally in one business segment, the design, manufacture and sale of pumps and related equipment for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications.
Results of Operations 2007 Compared to 2006
The Company achieved record net sales of $305.6 million in 2007 compared to the previous record of $270.9 million set in 2006, an increase of $34.7 million or 12.8%. The record level of net sales reflected the continued organic growth in the Company’s core business of fluid-handling applications. Sales of dewatering and flood control equipment contributed to the strong 2007 results. The international, fire protection and construction markets all recorded substantial increases in sales revenue in 2007. At Patterson Pump Company, a $14.0 million order was shipped for flood control and levee protection in New Orleans, contributing to a $7.2 million increase in centrifugal pump sales, while fire protection pump sales increased $11.5 million from 2006 levels as a result of continued growth in international construction activity.
Commercial market sales increased $12.7 million due to strength in the construction and rental markets. Also included in 2007 results are $3.4 million in sales from the newly acquired Wavo Pompen B.V. (renamed Gorman-Rupp Europe B.V.) subsidiary. Continued emphasis on water and wastewater infrastructure improvements, both domestically and internationally, provided for growth in sales during 2007.
Total international sales increased $5.7 million, representing a 6.9% increase from 2006 levels. International sales amounted to $88.1 million in 2007 compared to $82.4 million in 2006. The increase in international sales is primarily the result of an increased focus on international growth by the Company and the strong global economies.
The backlog of orders at December 31, 2007 was $116.4 million compared to $109.5 million at December 31, 2006, an increase of $6.9 million or 6.3%. Over 97 percent of the total current backlog of orders is expected to ship during 2008, with the remainder in 2009. The original equipment market, fire protection market and municipal market represent 40%, 20% and 20%, respectively, of the total order backlog at December 31, 2007.
Cost of products sold in 2007 was $238.1 million compared to $212.2 million in 2006, an increase of $25.9 million or 12.2%. As a percent of net sales, cost of products sold was 77.9% in 2007 compared to 78.3% in 2006. The 0.4 percentage point reduction in cost of products sold as a percent of net sales was primarily related to efficiencies on increased volume at the Company’s production facilities. Material costs increased $20.9 million to support the increase in sales. Health care costs for current employees increased $2.2 million due to increased claims and higher medical costs. Salaries increased $736,000 due to the inclusion of Gorman-Rupp Europe B.V. and normal salary increases. Warranty costs increased $1.1 million due to estimates related to higher sales volume and claims experience. Depreciation expense increased $578,000 due to additions of machinery and equipment purchased in 2007. Profit sharing expense increased $181,000 directly related to the higher operating income levels achieved during the year. Partially offsetting the increases, retirement and postretirement benefit expenses decreased $694,000 primarily from lower postretirement costs related to decreased medical costs among retirees. As a percent of net sales, gross margins were 22.1% in 2007 and 21.7% in 2006.
Selling, general and administrative (SG&A) expenses in 2007 were $34.6 million compared to $32.4 million in 2006, an increase of $2.2 million. As a percent of net sales, SG&A expenses were 11.3% during 2007 and 12.0% in 2006, with the decrease of 0.7 percentage points related primarily to the higher sales volume. Salaries increased $714,000 as a result of the filling of vacant positions, normal salary increases and the inclusion of Gorman-Rupp Europe B.V. Profit sharing expense increased $692,000 related to the higher operating income levels that were achieved during the year. Health care costs increased $242,000 due to increased claims and higher medical costs among current employees. Amortization costs increased $241,000 due to the allocation of the purchase price to intangible assets related to the acquisition of Gorman-Rupp Europe B.V. in 2007.

Other income in 2007 was $2.6 million compared to $1.5 million in 2006, an increase of $1.1 million or 73.3%. Interest income increased $719,000 as the result of higher cash balances invested during the year. Foreign currency exchange gains increased $239,000 in 2007 reflecting increases in the value of the Euro and the Canadian Dollar compared to the U.S. Dollar throughout the year.
Other expense was $76,000 and $66,000 in 2007 and 2006, respectively.
The effective income tax rate was 35.4% in 2007 compared to 31.2% in 2006, an increase of 4.2 percentage points. Tax rates in 2006 were lower due to research and development tax credits for the years 2002 through 2006 amounting to $1.5 million, and changes in state and local tax liabilities totaling $570,000. Without the research and development tax credits, the effective tax rate would have been 36.6% in 2006.
Net income for 2007 was a record $22.9 million compared to $19.1 million in 2006, an increase of $3.8 million or 19.9%. As a percent of net sales, net income was 7.5% and 7.0% in 2007 and 2006, respectively.
Earnings per share was $1.37 in 2007 compared to $1.14 in 2006, an increase of $0.23 per share, restated to reflect the five-for-four stock split distributed December 10, 2007.
Cash dividends paid on common shares increased $0.023 per share during 2007 to $0.388 per share and marked the 35th consecutive year of increased cash dividends. The dividend yield at December 31, 2007 was 1.2%. Dividend amounts reflect the five-for-four stock split distributed December 10, 2007.
In September, 2006 the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which changed the accounting rules for reporting and disclosures related to pension and other post-retirement benefit plans for companies with year- ends after December 15, 2006. Effective in 2008, the Company will change the measurement date for pension and post-retirement benefit plans from October 31 to December 31 to comply with the requirements of FAS 158.
Results of Operations 2006 Compared to 2005
The Company achieved record net sales of $270.9 million in 2006 compared to $231.2 million in 2005, an increase of $39.7 million or 17.2%. The record level of net sales reflected the continued organic growth in the Company’s core business of fluid-handling applications. Sales of dewatering and flood control equipment contributed to the strong 2006 results. The international, fire protection, municipal and original equipment manufacturer (OEM) markets all recorded substantial increases in sales revenue in 2006. In the OEM market, sales of fabricated components increased $10.8 million from 2005 levels. At Patterson Pump Company, a $6.9 million order was shipped for flood control and levee protection, contributing to an $8.6 million increase in centrifugal pump sales. Fire protection sales increased $11.0 million from 2005 levels as a result of continued growth in international construction activity and the strong global economies. Additional price increases of three to five percent were implemented midyear to offset inflationary trends in the metals commodity markets and higher energy costs.
Total export shipments increased $22.8 million or 38.1% from 2005. Sales amounted to $82.3 million in 2006 compared to $59.6 million in 2005. Export shipments represented 30% of total net sales in 2006 compared to 26% in 2005, more than doubling in the past two years. The increase in export sales is primarily the result of an increased focus on international growth by the Company and strong global economies. Additionally, the decline in the value of the dollar against foreign currencies contributed to the strong growth.
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

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Cost of products sold in 2006 was $212.2 million compared to $184.2 million in 2005, an increase of $28.0 million or 15.2%. As a percent of sales, cost of products sold was 78.3% in 2006 compared to 79.6% in 2005. The 1.3% reduction in cost of products sold as a percent of net sales was primarily related to efficiencies on increased volume at the Company’s production facilities. Material costs and hourly labor costs increased $21.1 million and $3.2 million, respectively, to support the growth in sales volumes and were proportionate to the increase in sales. Rising raw material costs were realized early in the year and stabilized toward the end of the year at the somewhat higher levels. Stainless steel, copper and aluminum all realized substantial price increases during the year. Profit sharing expense increased $1.3 million related to the higher operating income levels that were achieved during the year. Retirement and postretirement benefit expense increased $813,000 from higher service and interest costs. Health care costs increased $382,000 due to increased claims and higher medical costs. As a percent of net sales, gross margins were 21.7% in 2006 and 20.4% in 2005.
Selling, general and administrative (SG&A) expenses in 2006 were $32.4 million compared to $30.4 million in 2005, an increase of $2.0 million. As a percent of net sales, SG&A expenses were 12.0% during 2006 and 13.1% in 2005, with the decrease of 1.1 percentage points related primarily to the higher sales volume. Salaries increased $721,000 due to filling of vacancies in open positions and additional hiring to support the increased sales activity. Professional services increased $663,000 due to higher auditing and consulting fees. Profit sharing expense increased $517,000 related to the higher operating income levels that were achieved during the year. Retirement and postretirement benefit expense increased $236,000 from higher service and interest costs. Offsetting these increases was a $530,000 reduction in advertising expense in 2006 due partially to a trade show that was held in 2005 that is held every three years.
Other income in 2006 was $1.5 million compared to $892,000 in 2005, an increase of $608,000 or 68.2%. Increased interest income of $380,000 was the result of higher cash balances invested during the year at higher interest rates. Foreign currency exchange gains increased $313,000 in 2006, reflecting fluctuations primarily in the value of the Dollar vs. the Euro throughout the year.
Other expense was $66,000 and $457,000 in 2006 and 2005, respectively. Foreign currency exchange losses decreased $393,000 in 2006, reflecting fluctuations primarily in the value of the Dollar vs. the Euro throughout the year.
The effective income tax rate was 31.2% in 2006 compared to 36.4% in 2005, a decrease of 5.2 percentage points. The lower tax rate was primarily due to research and development tax credits for the years 2002 through 2006, and changes in state and local tax liabilities totaling $570,000. Without the research and development tax credits, the effective tax rate would have been 36.6%.
Net income for 2006 was a record $19.1 million compared to $10.9 million in 2005, an increase of $8.2 million or 75.2%. As a percent of net sales, net income was 7.0% and 4.7% in 2006 and 2005, respectively. The strong growth in net income was primarily a result of growth in sales and the much improved profitability at the Company’s Patterson Pump Company subsidiary.
Earnings per share was $1.14 in 2006 compared to $0.66 in 2005, an increase of $0.48 per share restated to reflect the five-for-four stock split distributed December 10, 2007.
Cash dividends paid on common shares increased to $0.365 per share in 2006 from $0.358 per share in 2005 and marked the 34th consecutive year of increased cash dividends. The dividend yield at December 31, 2006 was 1.2%. Dividends have been restated to reflect the five-for-four stock split distributed December 10, 2007.
In September, 2006 the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, which changed the accounting rules for reporting and disclosures related to pension and other postretirement benefit plans for companies with year-end after December 15, 2006. Included in the pronouncement, companies are required to record pension and postretirement liabilities on their balance sheets. At December 31, 2006, the Company recorded a $19.2 million charge against other comprehensive income related to retirement and postretirement expenses. A deferred tax benefit of $7.2 million resulted in a net charge to other comprehensive income of $12.0 million. Effective by 2008, the Company will be required to change the measurement date for pension and postretirement benefit plans from October 31 to December 31.

Trends
The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with a letter of credit.
Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, continue to be targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and three of its subsidiaries remain drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/ or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In eleven cases, the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.
In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company’s results of operations, liquidity or financial condition.
Liquidity and Sources of Capital
Cash equivalents and short-term investments totaled $30.2 million and there was no bank debt at December 31, 2007. In addition, the Company had $11,241,000 available in bank lines of credit after deducting $2,759,000 in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2007.
Normal capital expenditures for 2008, consisting principally of machinery and equipment, are estimated to be $8.0 to $10.0 million and expected to be financed through internally generated funds. During 2007, 2006 and 2005, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks.
The Company has allocated $5,850,000 for site preparation and architectural and design engineering services regarding a future expansion of a manufacturing facility in Mansfield, Ohio. Capital expenditures of $2,359,000 have been incurred as of December 31, 2007. No date has been established to begin construction of the facility.
Cash provided by operating activities was $34.8 million, $18.7 million and $3.0 million in 2007, 2006 and 2005, respectively. In 2007, additional cash was generated principally due to increased net income and the reduction of prepaid income taxes applied to the Company’s current tax liability.
Insurance proceeds of $3.0 million were received in 2007 related to a flood that occurred in August of 2007 at one of the Company’s Mansfield, Ohio assembly and office facilities. Proceeds from the insurance company were used to replace inventory and equipment and to rebuild offices damaged in the flood.
Cash used for investing activities was $17.4 million, $6.7 million and $6.6 million for 2007, 2006 and 2005, respectively, and normally consists of investments in machinery and equipment. The Company’s 2007 net capital expenditures were $12.8 million compared to $7.3 million in 2006, an increase of $5.5 million. Additionally, $3.7 million in cash was used for the acquisition of Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) in 2007.
Cash used for financing activities was $6.5 million in 2007, $6.1 million in 2006 and $6.0 million in 2005. Cash dividends constituted the major portion of cash outflows.

Management’s Discussion and Analysis of Financial Condition and Results of Operation
The changes in foreign currency translation against the U.S. Dollar increased cash by $992,000 in 2007, decreased cash by $45,000 in 2006, and increased cash by $102,000 in 2005. The increase in 2007 is primarily due to the gain in the value of the Euro and the Canadian Dollar compared to the U.S. Dollar.
The ratio of current assets to current liabilities was 4.0 to 1 and 4.3 to 1 at December 31, 2007 and 2006, respectively. Management believes that the Company has adequate working capital and a healthy liquidity position.
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
Revenue Recognition
Substantially all of Gorman-Rupp’s revenues are recognized when the risks and rewards of ownership and title passes, which generally occurs when products are shipped to unaffiliated customers. The Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 104.
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
Pension Plans and Other Postretirement Benefit Plans
The Company adopted FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS 158) effective January 1, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements.
The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of October 31 for benefit plan determinations. For fiscal year 2008 the measurement date will be changed to December 31 as required by the Pension Protection Act of 2006. The discount rates used to determine the present value of future benefits are based on effective yields of investment grade fixed income investments. The discount rate used to value pension plan and postretirement obligations was 6.10% at October 31, 2007 and 5.70% at October 31, 2006. Annual expense amounts are determined based on the discount rate at October 31 of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2007 and 2006 was 8.00%. During 2007, the fair market value of pension assets increased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2007 and 2006.
The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged from 2006 to 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point
(Thousands of dollars)	Increase	Decrease

Effect on total of service and interest cost components in 2007	$259	$(231)

Effect on accumulated postretirement benefit obligation as of December 31, 2007	$2,058	$(1,863)

The overall effect of changes noted in the above assumptions will increase pension and postretirement expenses.
Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. Realization of the Company’s deferred tax assets is principally dependent upon the Company’s achievement of projected future taxable income, which management believes is sufficient to fully utilize the deferred tax assets recorded.
Goodwill and Other Intangibles
The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in goodwill and other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. FAS 142 establishes a two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). FAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. The value of goodwill is tested for impairment as of October 1 of each year, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of the revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2007 or 2006.
Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Customer relationships	9 years
Non-compete agreements	2-3 years
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
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of December 31, 2007.
Jeffrey S. Gorman
President and Chief Executive Officer
Robert E. Kirkendall
Senior Vice President and Chief Financial Officer
February 28, 2008

Report of Independent Registered Public Accounting
Firm on Internal Control over Financial Reporting
Board of Directors and Shareholders of The Gorman-Rupp Company
We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 of The Gorman-Rupp Company and our report dated February 28, 2008 expressed an unqualified opinion thereon.
Cleveland, Ohio
February 28, 2008

Eleven-Year Summary of Selected Financial Data
(Thousands of dollars, except per share amounts)

	2007	2006	2005	2004
Operating Results:
Net sales	$305,562	$270,910	$231,249	$203,554
Gross profit	67,452	58,676	47,071	42,425
Income taxes	12,524	8,654	6,235	5,075
Net income	22,859	19,072	10,903	9,277
Depreciation and amortization	7,597	6,688	6,808	7,179
Interest expense	49	41	25	40
Return on net sales (%)	7.5	7.0	4.7	4.6
Sales dollars per employee	286.9	258.3	233.3	211.4
Income dollars per employee	21.5	18.2	11.0	9.6

Financial Position:
Current assets	$135,288	$120,118	$110,501	$96,974
Current liabilities	33,481	27,646	28,219	21,112
Working capital	101,807	92,472	82,282	75,862
Current ratio	4.0	4.3	3.9	4.6
Property, plant and equipment — net	59,970	52,351	51,505	54,812
Capital additions — net	12,826	7,258	3,189	7,500
Total assets	211,534	187,540	179,541	165,673
Long-term debt	—	—	—	—
Shareholders’ equity	149,440	128,142	127,048	121,898
Dividends paid	6,503	6,126	5,983	5,907
Average number of employees	1,065	1,049	991	963

Shareholder Information: (1)
Basic and diluted earnings per share	$1.37	$1.14	$0.66	$0.55
Cash dividends per share	0.388	0.365	0.358	0.354
Shareholders’ equity per share at December 31	8.95	7.67	7.61	7.30
Average number of shares outstanding	16,701,175	16,696,962	16,692,273	16,686,997

(1)	Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.
Summary of Quarterly Results of Operations
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2007 and 2006:
(Thousands of dollars, except per share amounts)

				Basic and Diluted
Quarter Ended 2007	Net Sales	Gross Profit	Net Income	Earnings per Share(1)
First Quarter	$74,461	$16,065	$5,092	$0.30
Second Quarter	79,647	18,099	6,538	0.39
Third Quarter	74,629	16,267	5,475	0.33
Fourth Quarter	76,825	17,021	5,754	0.35

Total	$305,562	$67,452	$22,859	$1.37

(1)	Per share data reflect the 5 for 4 stock split effective December 10, 2007.

2003	2002	2001	2000	1999	1998	1997
$195,826	$195,081	$203,169	$190,384	$182,239	$174,162	$167,723
41,851	41,451	48,108	48,430	46,347	43,713	40,964
4,613	5,267	8,450	8,400	8,460	7,400	6,340
9,787	8,936	14,585	13,796	13,081	11,752	10,612
7,274	7,035	7,128	6,863	6,489	6,330	5,959
56	72	116	183	55	188	238
5.0	4.6	7.2	7.2	7.2	6.7	6.3
196.4	185.1	195.2	186.5	177.6	170.4	163.8
9.8	8.5	14.0	13.5	12.7	11.5	10.4

$95,718	$85,315	$90,575	$83,745	$79,641	$80,012	$83,151
21,908	19,282	18,103	19,079	17,439	17,431	17,036
73,810	66,033	72,472	64,666	62,202	62,581	66,115
4.4	4.4	5.0	4.4	4.6	4.6	4.9
54,338	57,757	53,895	57,885	53,609	43,916	40,919
3,698	5,765	3,139	11,439	16,182	9,327	6,329
162,395	154,302	149,569	147,337	138,331	128,933	129,321
—	291	—	3,413	3,107	783	6,689
117,918	112,912	109,366	101,455	93,751	85,162	79,516
5,809	5,550	5,475	5,322	5,152	4,983	4,821
997	1,054	1,041	1,021	1,026	1,022	1,024

$0.58	$0.54	$0.87	$0.82	$0.78	$0.70	$0.63
0.348	0.333	0.328	0.318	0.307	0.297	0.286
7.07	6.77	6.55	6.05	5.59	5.07	4.73
16,681,146	16,675,287	16,708,026	16,761,442	16,766,702	16,793,724	16,812,795

				Basic and Diluted
Quarter Ended 2006	Net Sales	Gross Profit	Net Income	Earnings per Share(1)
First Quarter	$67,087	$14,950	$4,538	$0.27
Second Quarter	67,905	15,587	5,499	0.33
Third Quarter	70,833	16,590	6,612	0.40
Fourth Quarter	65,085	11,549	2,423	0.14

Total	$270,910	$58,676	$19,072	$1.14

(1)	Per share data refl ect the 5 for 4 stock split effective December 10, 2007.

Shareholder Information
SHAREHOLDER RETURN PERFORMANCE PRESENTATION
Set forth to the right is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company’s Common Shares against the cumulative total return of the American Stock Exchange Market Value Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2003 and ending December 31, 2007. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561—Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Flowserve Corp., Graco Inc., Idex Corp., Pentair Inc., Robbins & Myers Inc. and Roper Industries Inc., in addition to the Company.
COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG THE GORMAN-RUPP
COMPANY, AMEX MARKET INDEX AND PEER GROUP INDEX
ASSUMES $100 INVESTED ON JAN. 01, 2003. ASSUMES DIVIDEND REINVESTED. FISCAL YEAR ENDING DEC. 31, 2007.
Ranges of Stock Prices
The high and low sales price and dividends per share for common shares traded on the American Stock Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2007		2006		2007	2006
	High	Low	High	Low
First Quarter	$34.02	$21.61	$15.67	$13.62	$.096	$.090
Second Quarter	28.20	23.99	17.92	14.46	.096	.090
Third Quarter	28.32	22.44	22.08	15.13	.096	.090
Fourth Quarter	36.50	26.41	31.09	19.36	.100	.096
Per share data and sales price reflect the 5 for 4 stock split effective December 10, 2007.
Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 4, 2008.

	Holders	Shares
Individuals	1,668	2,712,463
Nominees, brokers and others	53	13,990,572

Total	1,721	16,703,035

An additional 609,183 common shares are held in Treasury.
Shares reflect the 5 for 4 stock split effective December 10, 2007.

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