Form 10-K, Exhibit 13
period 2008-12-31
GORMAN RUPP CO
filed 2009-03-05
CIK 42682

Exhibit 13
Report of Independent Registered Public
Accounting Firm
The Board of Directors and Shareholders of
The Gorman-Rupp Company
We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
As discussed in Note F to the Consolidated Financial Statements, the Company adopted Statement of Financial Accounting Standards No. 158 on December 31, 2006.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2009 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP

Cleveland, Ohio
February 26, 2009

The Gorman-Rupp Company     Annual Report 2008
Consolidated Statements
of Income

(Thousands of dollars, except per share amounts)	Year ended December 31,
	2008	2007	2006
Net sales	$330,646	$305,562	$270,910

Cost of products sold	253,557	238,110	212,234

Gross Profit	77,089	67,452	58,676

Selling, general and administrative expenses	38,101	34,567	32,411

Operating Income	38,988	32,885	26,265

Other income	2,113	2,574	1,527

Other expense	(607)	(76)	(66)

Income Before Income Taxes	40,494	35,383	27,726

Income taxes	13,297	12,524	8,654

Net Income	$27,197	$22,859	$19,072

Basic and Diluted Earnings Per Share	$1.63	$1.37	$1.14

Average number of shares outstanding	16,705,210	16,701,175	16,696,962
Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.
See notes to consolidated financial statements.

Consolidated
Balance Sheets

(Thousands of dollars)	December 31,
	2008	2007
Assets

Current Assets:

Cash and cash equivalents	$23,793	$24,604

Short-term investments	—	5,586

Accounts receivable	48,200	47,256

Inventories:
Raw materials and in-process	32,996	27,917
Finished parts	20,288	21,348
Finished products	3,597	3,958

	56,881	53,223

Deferred income taxes	1,198	1,567

Prepaid and other	4,194	3,052

Total Current Assets	134,266	135,288

Property, Plant and Equipment:

Land	1,694	1,694

Buildings	71,900	51,022

Machinery and equipment	104,436	102,663

	178,030	155,379

Accumulated depreciation	97,624	95,409

Property, Plant and Equipment — Net	80,406	59,970

Deferred Income Taxes	6,883	4,510

Other	9,983	11,766

	$231,538	$211,534

Shares outstanding reflect the 5 for 4 stock split effective December 10, 2007.
See notes to consolidated financial statements.

The Gorman-Rupp Company     Annual Report 2008

	December 31,
	2008	2007
Liabilities and Shareholders’ Equity

Current Liabilities:

Accounts payable	$15,878	$14,162

Payrolls and related liabilities	7,442	7,122

Commissions payable	5,246	5,008

Accrued expenses	4,641	4,925

Accrued postretirement and medical benefits	2,362	2,264

Total Current Liabilities	35,569	33,481

Income Taxes Payable	863	823

Retirement Benefits	11,421	—

Postretirement Benefits	24,020	26,661

Deferred Income Taxes	459	609

Minority Interest	618	520

Shareholders’ Equity:

Common Shares, without par value:
Authorized — 35,000,000 shares;
Outstanding — 16,707,535 shares in 2008 and 16,703,035 shares in 2007 (after deducting treasury shares of 604,683 in 2008 and 609,183 in 2007) at stated capital amount	5,099	5,098

Retained earnings	171,312	151,467

Accumulated other comprehensive loss	(17,823)	(7,125)

Total Shareholders’ Equity	158,588	149,440

	$231,538	$211,534

Consolidated Statements
of Shareholders’ Equity

			Accumulated Other
			Comprehensive Income (Loss)
				Foreign
			Pension and	Currency
(Thousands of dollars, except per share amounts)	Common	Retained	OPEB	Translation
	Shares	Earnings	Adjustments	Adjustments	Total
Balances January 01, 2006	$5,095	$122,243	$—	$(290)	$127,048

Comprehensive income:
Net income		19,072			19,072
Other comprehensive income				80	80

Total comprehensive income	—	19,072	—	80	19,152
Adjustment for initial application of FAS 158, net $7,168 of tax			(12,013)		(12,013)

Issuance of 3,000 common shares from treasury	2	79			81
Cash dividends — $0.365 a share		(6,126)			(6,126)

Balances December 31, 2006	5,097	135,268	(12,013)	(210)	128,142

Adoption of FASB Interpretation No. 48		(253)			(253)
Comprehensive income:
Net income		22,859			22,859
Other comprehensive income			2,846	2,252	5,098

Total comprehensive income	—	22,859	2,846	2,252	27,957
Issuance of 3,000 common shares from treasury	1	96			97
Cash dividends — $0.388 a share		(6,503)			(6,503)

Balances December 31, 2007	5,098	151,467	(9,167)	2,042	149,440

Change in measurement date		(837)			(837)

Comprehensive income:
Net income		27,197			27,197
Other comprehensive (loss)			(7,581)	(3,117)	(10,698)

Total comprehensive income (loss)	—	27,197	(7,581)	(3,117)	16,499
Issuance of 4,500 common shares from treasury	1	167			168
Cash dividends — $0.400 a share		(6,682)			(6,682)

Balances December 31, 2008	$5,099	$171,312	$(16,748)	$(1,075)	$158,588

Per share data reflect the 5 for 4 stock split effective December 10, 2007.
See notes to consolidated financial statements.

The Gorman-Rupp Company     Annual Report 2008
Consolidated Statements
of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2008	2007	2006
Cash flows from operating activities:
Net income	$27,197	$22,859	$19,072
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	7,848	7,597	6,688
Proceeds from insured loss	1,093	2,470	—
Deferred income taxes	(2,154)	2,490	(5,558)
Changes in operating assets and liabilities:
Accounts receivable	(944)	(1,103)	(3,662)
Inventories	(3,658)	(1,773)	2,104
Accounts payable	1,716	3,376	582
Commissions payable	238	833	(1,220)
Income taxes	(1,722)	570	(821)
Postretirement benefits	(8)	53	2,624
Other	(209)	(2,537)	(1,065)

Net cash provided by operating activities	29,397	34,835	18,744

Cash flows from investing activities:
Capital additions — net	(27,909)	(12,826)	(7,258)
Proceeds from insured loss	428	530	—
Redemption (purchase) of short-term investments	5,586	(1,385)	584
Payment for acquisitions	—	(3,693)	—

Net cash used for investing activities	(21,895)	(17,374)	(6,674)

Cash flows from financing activities:
Cash dividends	(6,682)	(6,503)	(6,126)

Effect of exchange rate changes on cash	(1,631)	992	(45)

Net (decrease) increase in cash and cash equivalents	(811)	11,950	5,899

Cash and cash equivalents:
Beginning of year	24,604	12,654	6,755

End of year	$23,793	$24,604	$12,654

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
Inventories
Inventories are stated at the lower of cost or market. The costs for approximately 92% of inventories at December 31, 2008 and 2007 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost comprises materials, inbound freight costs, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.
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
Goodwill and Intangibles
Goodwill in the amount of $4,053,000 resulted from an acquisition that occurred in 2002 and $745,000 from an acquisition that occured in 2007. Intangible assets in the amount of $4,687,000 relate to acquisitions that occurred in 2002, 2005 and 2007, including $1,373,000 that resulted from the acquisition of Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) that occurred on April 2, 2007. The value of goodwill is tested as of October 1 of each year or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for

The Gorman-Rupp Company   Annual Report 2008
the impairment tests can be affected by changes in the estimates of revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2008 or 2007.
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
Concentration of Credit Risk
The Company does not require collateral from its customers and has normally had a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2008, 2007 and 2006.
Shipping and Handling Costs
The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.
Advertising
The Company expenses all advertising costs as incurred, which for the years ended December 31, 2008, 2007 and 2006, totaled $3,635,000, $3,165,000, and $3,022,000, respectively.
Product Warranties
A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are as follows:

(Thousands of dollars)	2008	2007

Balance at beginning of year	$1,682	$1,216
Warranty costs accrued	3,231	3,033
Expenses	(2,865)	(2,567)

Balance at end of year	$2,048	$1,682

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

Notes to Consolidated
Financial Statements — Continued
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
New Accounting Pronouncements
In September, 2006 the FASB issued FAS No. 157, Fair Value Measurement (FAS 157), which provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. FAS 157, as originally issued, was effective for fiscal years beginning after November 15, 2007. However, on December 14, 2007, the FASB issued FASB Staff Position FAS157-b, which deferred the effective date of FAS 157 for one year as it relates to non-financial assets and liabilities. The Company adopted this statement on January 1, 2008 with no impact on its consolidated financial position or results of operations.
In February, 2007 the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of SFAS 115, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses arising subsequent to adoption are reported in earnings. SFAS 159 was effective for the Company in 2008. The Company adopted this statement as of January 1, 2008 and elected not to apply the fair value to any of its financial instruments.
In December, 2007 the FASB issued FAS No. 141(R), Business Combinations (FAS 141(R)), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquired company and the goodwill acquired. This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combinations on or after January 1, 2009.
In December, 2007 the FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements (FAS 160), an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FAS 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. This new consolidation method significantly changes the accounting for transactions with minority interest holders. FAS 160 is effective for fiscal years beginning after December 15, 2008. The

The Gorman-Rupp Company     Annual Report 2008
Company plans to adopt FAS 160 beginning in the first quarter of fiscal 2009. The Company does not expect the impact of this option to be material on its consolidated financial position or results of operations.
Note B — Allowance for Doubtful Accounts
The allowance for doubtful accounts was $484,000 and $339,000 at December 31, 2008 and 2007, respectively.
Note C — Inventories
The excess of replacement cost over LIFO cost is approximately $49,791,000 and $45,182,000 at December 31, 2008 and 2007, respectively. Replacement cost approximates current cost. Some inventory quantities were reduced during 2008 resulting in liquidation of some LIFO quantities carried at lower costs from earlier years versus current year costs. The related effect increased net income by $907,000 ($0.05 per share). Reserves for excess and obsolete inventory totaled $2,293,000 and $2,100,000 at December 31, 2008 and 2007, respectively.
Note D — Financing Arrangements
Under an unsecured loan agreement entered into during 2008, which matures in November, 2009, subject to extension, the Company may borrow up to $25.0 million with interest at LIBOR plus .75%, adjustable and payable monthly. At December 31, 2008, there were no borrowings under this agreement. Proceeds will be used to partially finance the previously announced consolidation and expansion of the Company’s Mansfield, Ohio manufacturing and office facilities.
Under an unsecured demand line of credit which matures in June, 2010, the Company may borrow up to $10.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2008, there was $9,565,000 available for borrowing after deducting $435,000 for letters of credit.
The Company also has a $4.0 million unsecured revolving loan agreement which matures in May, 2010. At December 31, 2008 there was $1,218,000 available for borrowing after deducting $2,782,000 for letters of credit. Interest is payable quarterly at LIBOR plus .55% or at alternative rates as selected by the Company.
The $25.0 million loan agreement, the $10.0 million demand line of credit and the $4.0 million revolving loan agreement contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2008 the Company was in compliance with all requirements.
Interest expense, which approximates interest paid, was $45,000, $49,000 and $41,000 in 2008, 2007 and 2006, respectively.
The Company has operating leases for certain offices, manufacturing buildings, land, office equipment and automobiles. Rental expenses relating to operating leases were $762,000, $691,000 and $588,000 in 2008, 2007 and 2006, respectively.
The future minimum lease payments due under these operating leases are:

		Less			More
		Than 1	1-3	3-5	than 5
(Thousands of dollars)	Total	Year	Years	Years	Years

Operating Leases	$4,210	$616	$918	$733	$1,943

Notes to Consolidated
Financial Statements — Continued
Note E — Income Taxes
The components of income before income taxes are:

(Thousands of dollars)	2008	2007	2006

United States	$35,939	$33,243	$26,001
Foreign	4,555	2,140	1,725

	$40,494	$35,383	$27,726

The components of income tax expense are:

(Thousands of dollars)	2008	2007	2006

Current expense:
Federal	$8,945	$10,347	$5,334
Foreign	1,173	713	706
State and local	504	1,153	1,004

	10,622	12,213	7,044

Deferred expense (credit):
Federal	2,668	225	1,549
Foreign	(288)	(15)	(52)
State and local	295	101	113

	2,675	311	1,610

	$13,297	$12,524	$8,654

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

(Thousands of dollars)	2008	2007	2006

Income taxes at statutory rate	$14,173	$12,384	$9,704

State and local income taxes, net of federal tax benefit	519	815	726
Tax credits	(1,232)	(350)	(1,496)
IRC Section 199	(551)	(508)	(125)
Dividend received from foreign subsidiary	884	—	—
Lower foreign taxes differential	(709)	—	—
Other	213	183	(155)

	$13,297	$12,524	$8,654

Deferred tax assets and liabilities consist of:

(Thousands of dollars)	2008	2007	2006

Deferred tax assets:
Inventories	$—	$—	$235
Accrued liabilities	2,192	2,140	1,693
Postretirement health benefits obligation	8,527	9,663	10,083
Accrued pension	2,632	—	867
Other	692	550	687
Other — Canada	172	273	—

Total deferred tax assets	14,215	12,626	13,565
Deferred tax liabilities:
Inventories	736	244	—
Depreciation and amortization — The Netherlands	407	750	—
Depreciation and amortization	5,450	5,324	5,607
Accrued pension	—	840	—

Total deferred tax liabilities	6,593	7,158	5,607

Net deferred tax assets	$7,622	$5,468	$7,958

The Company made income tax payments of $10,763,000, $8,925,000 and $11,982,000 in 2008, 2007 and 2006, respectively.
The Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with Statement of Financial Accounting Standards 5, Accounting for Contingencies. As required by Interpretation 48, which clarifies Statement 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption

The Gorman-Rupp Company     Annual Report 2008
date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open. As a result of the implementation of Interpretation 48, the Company recognized approximately a $256,000 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007, balance of retained earnings.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Thousands of dollars)	2008	2007

Balance at beginning of year	$844	$987
Additions based on tax positions related to the current year	174	242
Additions for tax positions of prior years	2	14
Reductions for tax positions of prior years	(3)	(218)
Reductions due to lapse of applicable statue of limitations	(47)	(4)
Settlements	(100)	(177)

Balance at end of year	$870	$844

The amount of unrecognized tax benefits at December 31, 2008, includes $685,000 of unrecognized tax benefits which, if ultimately recognized, will reduce the Company’s annual effective tax rate.
The Company is subject to income taxes in the U.S. federal jurisdiction, and various states, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2005. The Company is currently under examination by the Canadian Revenue Agency for tax years ending 2004 — 2006. Upon receipt of the final assessment, management plans to undertake a Competent Authority filing with both US and Canadian Competent Authorities to eliminate double tax treatment. Under the most recent US-Canadian tax protocol, Competent Authority assessments should achieve symmetry under binding arbitration. Any adjustment resulting from Competent Authority resolution of the examination will not have a material impact on the financial position of the Company.
The statute of limitations in several jurisdictions will expire in the next 12 months. The Company has unrecognized tax benefits of $208,000, which would be recognized if the statute of limitations expires without the relevant taxing authority examining the applicable returns.
The Company resolved income tax filing issues in several states that resulted in a $180,000 reduction which includes taxes, interest and penalties.
The Company recognizes interest accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company had accrued approximately $154,000 and $201,000 for the payment of interest and penalties at January 1, 2008 and December 31, 2008, respectively.

Notes to Consolidated
Financial Statements — Continued
Note F — Pensions and Other Postretirement Benefits
The Company sponsors a defined benefit pension plan covering substantially all employees. Additionally, the Company sponsors a defined contribution pension plan at one location not participating in the defined benefit pension plan. A 401(k) plan that includes a partial Company match is also available. For substantially all United States employees hired after January 1, 2008, an enhanced 401(k) plan is available instead of the Company’s defined benefit pension plan. Benefits are based on age and years of service. Current employees hired prior to January 1, 2008 will not be affected by the change. Total contributions for the defined contribution pension plan and the 401(k) plan in 2008, 2007 and 2006 were $932,000, $821,000 and $742,000, respectively.
The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a 4.0% annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2008. The rate of increase is expected to remain constant going forward.
The Company has adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS158) for the fiscal year ending December 31, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements.
The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s balance sheets as required by FAS 158.

	Pension		Postretirement
	Benefits		Benefits

(Thousands of dollars)	2008	2007	2008	2007

Accumulated benefit obligation at end of year	$44,672	$41,660	$25,578	$28,248

Change in benefit obligation:
Benefit obligation at beginning of year	$51,977	$48,774	$28,372	$29,435
Service cost	3,073	2,479	1,186	1,256
Interest cost	3,567	2,682	1,654	1,616
Measurement date change	—	—	474	—
Benefits paid	(2,902)	(4,197)	(1,113)	(1,779)
Effect of foreign exchange	—	—	(143)	124
Actuarial (gain) or loss	(218)	2,239	(4,853)	(2,280)

Benefit obligation at end of year	55,497	51,977	$25,577	$28,372

Change in plan assets:
Fair value of plan assets at beginning of year	54,188	44,589	$—	$—
Actual gain (loss) on plan assets	(13,410)	6,972	—	—
Employer contributions	6,200	6,824	1,113	1,779
Benefits paid	(2,902)	(4,197)	(1,113)	(1,779)

Fair value of plan assets at end of year	44,076	54,188	$—	$—

Funded status at measurement date	$(11,421)	$2,211

	Pension		Postretirement
	Benefits		Benefits
(Thousands of dollars)	2008	2007	2008	2007

Amounts recognized in the statement of financial position consist of:
Noncurrent assets	$—	$2,211	$—	$—
Current liabilities	—	—	(1,557)	(1,711)
Noncurrent liabilities	(11,421)	—	(24,020)	(26,661)

	$(11,421)	$2,211	$(25,577)	$(28,372)

The Gorman-Rupp Company     Annual Report 2008

	Pension		Postretirement
	Benefits		Benefits

(Thousands of dollars)	2008	2007	2008	2007

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial (gain) or loss	$31,730	$14,439	$(4,607)	$239
Deferred tax (benefit) charge	(12,182)	(5,731)	1,807	220

After tax actuarial (gain) or loss	$19,548	$8,708	$(2,800)	$459

	Pension		Postretirement
	Benefits		Benefits

(Thousands of dollars)	2008	2007	2008	2007

Components of net periodic benefit cost:
Service cost	$3,073	$2,479	$1,186	$1,256
Interest cost	3,567	2,682	1,654	1,616
Expected return on plan assets	(4,893)	(3,418)	—	—
Recognized actuarial (gain) or loss	794	921	—	—

Net periodic benefit cost	2,541	2,664	2,840	2,872

Other changes in plan assets and benefit obligations recognized in other comprehensive income are:
Net loss (gain)	17,290	(3,259)	(4,847)	(2,268)

Total income (loss) recognized in net periodic benefit cost and other comprehensive income	$19,831	$(595)	$(2,007)	$604

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants.
The gain or loss in excess of the greater of 10% of the benefit obligation or the market related value of assets is amortized on a straight line basis over the average remaining service period of active participants.

	Pension		Postretirement
	Benefits		Benefits

(Thousands of dollars)	2008	2007	2008	2007

Weighted-average assumptions used to determine benefit obligations at December 31, 2008 and October 31, 2007 are:
Discount rate	6.30%	6.10%	6.40%	6.10%
Rate of compensation increase	3.50%	3.50%	—	—

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31, 2008 and October 31, 2007 are:
Discount rate	6.10%	5.70%	6.10%	5.70%
Expected long-term rate of return on plan assets	8.00%	8.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—
The investment return of the Account’s asset allocation will be measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations. Equities (including all convertible securities) may comprise up to 70% of the account’s market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Account’s market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the Fund’s market value. Cash may constitute zero assets in the account at the manager’s discretion. Non-U.S. corporate securities may comprise up to 35% of the account. The long-term growth rate of the Plan is the Consumer Price Index plus 3%.

Notes to Consolidated
Financial Statements — Continued

	Pension Benefits

(Thousands of dollars)	2008	2007

Weighted-average asset allocations at December 31, 2008 and October 31, 2007 are:
Asset Category:
Equity securities	33%	62%
Fixed income	57%	22%
Cash and cash equivalents	10%	16%

Target Asset Allocations:
Equity securities	20-70%	20-70%
Debt securities	30-80%	30-80%
Cash and cash equivalents	0-40%	0-40%
Contributions
The Company expects to contribute $4.0 million to $6.0 million to its pension plan in 2009.
Expected future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

(Thousands of dollars)	2009	2010	2011	2012	2013	Thereafter

Pension	$2,972	$3,976	$4,231	$5,819	$5,659	$30,263
Postretirement	1,606	1,747	1,872	2,041	2,197	13,698
Note G — Business Segment Information
The Company operates principally in one business segment, the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company’s pumps are marketed in the United States and Canada through a network of more than 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. Export sales are made primarily through foreign distributors and representatives. The Company exports to more than 100 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

(Thousands of dollars)	2008	%	2007	%	2006	%

United States	$227,423	69	$217,444	71	$188,545	70
Foreign countries	103,223	31	88,118	29	82,365	30

Total	$330,646	100	$305,562	100	$270,910	100

Note H — Other Assets
The major components of other assets are:

	December 31,
(Thousands of dollars)	2008	2007

Goodwill	$4,798	$4,803
Intangibles:
Trade names	1,020	1,020
Drawings	1,400	1,400
Customer relationships	874	874
Non-compete agreements	704	713
Other intangibles	689	825

Prepaid pension cost	—	2,211
Other assets	2,360	1,276

	11,845	13,122
Less accumulated amortization	(1,862)	(1,356)

Total	$9,983	$11,766

The Gorman-Rupp Company     Annual Report 2008
Note I — Acquisitions
In April, 2007 the Company’s wholly-owned subsidiary, The Gorman-Rupp International Company, purchased a 90% controlling equity interest in Wavo Pompen B.V. (subsequently renamed Gorman-Rupp Europe B.V.) for consideration (net of cash acquired) of approximately $4.1 million. The acquisition was financed with cash from the Company’s treasury. The preliminary allocation of the purchase price to the business acquired was recorded as of December 31, 2007, and finalized during 2008, after an allocation of fair value to assets and liabilities acquired. The acquisition of Wavo Pompen B.V. offers the Company an expanded European presence and is a continuation of its international growth strategy.
Note J — Flood Insurance Recoveries
In August 2007, the Company’s Mansfield Division assembly facility was damaged by flooding as a result of a flash flood of an adjacent creek. As of December 31, 2008, the Company incurred costs and damages related to the flood of $5.0 million. These costs included the write-off of inventory and long-lived assets, repair of property damage and other cleanup costs. The Company maintains replacement value insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption. The Company’s insurance policy carries a $500,000 deductible. The Company was fully covered for losses as a result of the flood as accounted for in accordance with FASB Statement No. 5, Accounting for Contingencies, and FASB Interpretation No. 30, Accounting for Involuntary Conversions of Nonmonetary Assets to Monetary Assets. There was no material effect on earnings as a result of the flood due to the replacement value coverage of the insurance.

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
Results of Operations 2008 Compared to 2007:
The Company achieved record net sales of $330.7 million in 2008 compared to the previous record of $305.6 million set in 2007, an increase of $25.1 million or 8.2%. The record level of net sales reflected the continued growth in the Company’s core business of fluid-handling applications.
Sales of fire pumps for the international market contributed to the strong 2008 results, increasing by over $17 million, offsetting the decline in custom pump shipments from 2007 levels that included the shipment of pumps to New Orleans for a flood control project. Fabrication of components for the original equipment market increased by $9.5 million from 2007 levels. Sales at Gorman-Rupp Europe B.V. increased by $3.5 million reflecting the inclusion of the full year results of Gorman-Rupp Europe, acquired in April, 2007.
International sales amounted to $103.2 million in 2008 compared to $88.1 million in 2007, an increase of $15.1 million, representing a 17.1% increase from 2007 levels. This increase is primarily the result of an increased focus on international growth by the Company and strong global economies. International sales represented 31% and 29% of total sales for the Company in 2008 and 2007, respectively.
The backlog of orders at December 31, 2008 was $107.8 million compared to $116.4 million at December 31, 2007, a decrease of $8.6 million or 7.4%. The backlog decreased primarily as a result of a fourth quarter economic slowdown in orders. Almost all of the current backlog of orders is expected to ship during 2009.
Cost of products sold in 2008 was $253.6 million compared to $238.1 million in 2007, an increase of $15.5 million or 6.5%. As a percent of net sales, cost of products sold was 76.7% in 2008 compared to 77.9% in 2007. The 1.2 percentage point reduction in cost of products sold primarily related to efficiencies on increased volume at the Company’s principal manufacturing facilities. Increases in material costs of $12.1 million, factory supplies of $984,000, and production labor costs and benefits of $819,000 were incurred to support the increase in sales volume. Additional depreciation expense of $656,000 was incurred due to previous years’ investments in machinery, and profit sharing expense increased $489,000 due to higher operating income levels. Gross profit was $77.1 million in 2008 compared to $67.5 million in 2007, an increase of 14.2%. As a percent of net sales, gross profit was 23.3% and 22.1% in 2008 and 2007, respectively.
Selling, general and administrative (SG&A) expenses in 2008 were $38.1 million compared to $34.6 million in 2007, an increase of $3.5 million. As a percent of net sales, SG&A expenses were 11.5% during 2008 and 11.3% in 2007. Compensation increased $1.0 million as a result of additional staffing due to growth and normal compensation increases. Profit sharing expense increased $479,000 in relation to higher operating income levels. Advertising costs increased $470,000 due to costs associated with the Construction-Exposition Trade Show held once every three years. Travel expenses increased $380,000 due to the trade show and additional travel resulting from the increased sales volume. Computer system upgrades resulted in an increase in professional fees of $300,000.
Other income in 2008 was $2.1 million compared to $2.6 million in 2007, a decrease of $0.5 million or 19.2%. Interest income decreased $545,000 as the result of lower cash balances invested during the year and lower interest rates.
Other expense was $607,000 and $76,000 in 2008 and 2007, respectively. The increase was primarily due to foreign currency exchange rate losses related to the decrease in the value of the Euro and the Canadian Dollar in relation to the U.S. Dollar.
The effective income tax rate was 32.8% in 2008 compared to 35.4% in 2007, a decrease of 2.6 percentage points. The lower effective tax rate in 2008 was primarily due to the benefit from tax credits and lower foreign taxes differential.

The Gorman-Rupp Company     Annual Report 2008
Net income for 2008 was a record $27.2 million compared to $22.9 million in 2007, an increase of $4.3 million or 18.8%. As a percent of net sales, net income was 8.2% and 7.5% in 2008 and 2007, respectively.
Earnings per share was $1.63 in 2008 compared to $1.37 in 2007, an increase of $0.26 per share.
Cash dividends paid on common shares increased $0.012 per share during 2008 to $0.40 per share and marked the 36th consecutive year of increased cash dividends. The dividend yield at December 31, 2008 was 1.3%.
Results of Operations 2007 Compared to 2006:
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
Total international sales increased $5.7 million, representing a 6.9% increase from 2006 levels, and amounted to $88.1 million in 2007 compared to $82.4 million in 2006. The increase in international sales is primarily the result of an increased focus on international growth by the Company and the strong global economies.
The backlog of orders at December 31, 2007 was $116.4 million compared to $109.5 million at December 31, 2006, an increase of $6.9 million or 6.3%. Over 97 percent of the total current backlog of orders is expected to ship during 2008, with the remainder in 2009. The original equipment market, fire protection market and municipal market represent 40%, 20% and 20% respectively, of the total order backlog at December 31, 2007.
Cost of products sold in 2007 was $238.1 million compared to $212.2 million in 2006, an increase of $25.9 million or 12.2%. As a percent of net sales, cost of products sold was 77.9% in 2007 compared to 78.3% in 2006. The 0.4 percentage point reduction in cost of products sold as a percent of net sales was primarily related to efficiencies on increased volume at the Company’s primary production facilities. Material costs increased $20.9 million to support the increase in sales. Health care costs for current employees increased $2.2 million due to increased claims and higher medical costs. Salaries increased $736,000 due to the inclusion of Gorman-Rupp Europe B.V. and normal salary increases. Warranty costs increased $1.1 million due to estimates related to higher sales volume and claims experience. Depreciation expense increased $578,000 due to additions of machinery and equipment purchased in 2007. Profit sharing expense increased $181,000 directly related to the higher operating income levels that were achieved during the year. Partially offsetting the increases, retirement and postretirement benefit expenses decreased $694,000 primarily from lower postretirement costs related to decreased medical costs among retirees. As a percent of net sales, gross margins were 22.1% in 2007 and 21.7% in 2006.
Selling, general and administrative (SG&A) expenses in 2007 were $34.6 million compared to $32.4 million in 2006, an increase of $2.2 million. As a percent of net sales, SG&A expenses were 11.3% during 2007 and 12.0% in 2006, with the decrease of 0.7 percentage points related primarily to the higher sales volume. Salaries increased $714,000 as a result of the filling of vacant positions, normal salary increases and the inclusion of Gorman-Rupp Europe B.V. Profit sharing expense

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Continued
increased $692,000 related to the higher operating income levels that were achieved during the year. Health care costs increased $242,000 due to increased claims and higher medical costs among current employees. Amortization costs increased $241,000 due to the allocation of the purchase price to intangible assets related to the acquisition of Gorman-Rupp Europe B.V. during 2007.
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
In September, 2006 the FASB issued FAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (FAS No.158), which changed the accounting rules for reporting and disclosures related to pension and other post-retirement benefit plans for companies with year-ends after December 15, 2006. Effective in 2008, the Company will change the measurement date for pension and post-retirement benefit plans from October 31 to December 31 to comply with the requirements of FAS 158.
Trends
The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with a letter of credit.
Numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, continue to be targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and two of its subsidiaries remain drawn into this mass-scaled litigation, typically as one of hundreds of co-defendants in a particular proceeding. (The vast majority of these cases are against Patterson Pump Company.) The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/ or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In twenty-five cases, the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

The Gorman-Rupp Company     Annual Report 2008
In addition, the Company and/or its subsidiaries are parties in a small number of legal proceedings arising out of the ordinary course of business. Management does not currently believe that these proceedings, or the industry-wide asbestos litigation, will materially impact the Company’s results of operations, liquidity or financial condition.
Liquidity and Sources of Capital
Cash equivalents and short-term investments totaled $23.8 million and there was no bank debt at December 31, 2008. In addition, the Company had $35,783,000 available in bank lines of credit after deducting $3,217,000 in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2008.
Capital expenditures for 2009, consisting principally of machinery and equipment and completion of the Phase II expansion and consolidation of the Mansfield, Ohio manufacturing facilities, are estimated to be $35 to $45 million. They are expected to be financed through internally generated funds and existing lines of credit. During 2008, 2007 and 2006, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and line of credit arrangements with banks. There was no debt outstanding at December 31, 2008.
The Company began construction in 2008 of the consolidation and expansion of a manufacturing facility in Mansfield, Ohio. Capital expenditures of $21.5 million were incurred during 2008 for construction, site preparation and architectural and design engineering services. Total capital expenditures of $23.9 million have been incurred as of December 31, 2008.
Cash provided by operating activities was $29.4 million, $34.8 million and $18.7 million in 2008, 2007 and 2006, respectively. In 2008, additional cash was generated principally due to increased net income and the reduction of prepaid income taxes applied to the Company’s current tax liability.
Insurance proceeds of $1.5 million were received in 2008, and $3.0 million in 2007 related to a flood that occurred in August of 2007 at one of the Company’s Mansfield, Ohio assembly and office facilities. Proceeds from the insurance company were used to replace inventory and equipment, and to rebuild offices damaged in the flood.
Cash used for investing activities was $21.9 million, $17.4 million and $6.7 million for 2008, 2007 and 2006, respectively, and normally consists of investments in machinery and equipment. The Company’s 2008 net capital expenditures were $27.9 million compared to $12.8 million in 2007, an increase of $15.1 million.
Cash used for financing activities was $6.7 million in 2008, $6.5 million in 2007 and $6.1 million in 2006. Cash dividends constituted the major portion of cash outflows.
The changes in foreign currency translation against the U.S. dollar decreased cash by $1,631,000 in 2008, increased cash by $992,000 in 2007, and increased cash by $45,000 in 2006. The decrease in 2008 is primarily due to the decline in the value of the Euro and the Canadian Dollar compared to the U.S. Dollar.
The ratio of current assets to current liabilities was 3.8 to 1 and 4.0 to 1 at December 31, 2008 and 2007, respectively. Management believes that the Company has adequate working capital and a healthy liquidity position.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Continued
Critical Accounting Policies
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
Revenue Recognition
Substantially all of Gorman Rupp’s revenues are recognized when the risks and rewards of ownership and title passes, which generally occurs when products are shipped to unaffiliated customers. The Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues. The Company has concluded that its revenue recognition policy is appropriate and in accordance with generally accepted accounting principles and SAB No. 104.
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
Pension Plans and Other Postretirement Benefit Plans
The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“FAS 158”) effective January 1, 2006. FAS 158 requires employers to fully recognize the obligations associated with single-employer defined benefit pension, retiree healthcare and other postretirement plans in their financial statements.
The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health care cost trend rates. The Company uses a measurement date of December 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on effective yields of investment grade fixed income investments. The discount rate used to value pension plan and postretirement obligations was 6.30% at December 31, 2008 and 6.10% at October 31, 2007. Annual expense amounts are determined based on the discount rate at October 31 of the prior year. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2008 and 2007 was 8.00%. During 2007, the fair market value of pension assets increased. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2008 and 2007.

The Gorman-Rupp Company     Annual Report 2008
The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged in 2008 from 2007. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point
(Thousands of dollars)	Increase	Decrease

Effect on total of service and interest cost components in 2008	$251	$(228)
Effect on accumulated postretirement benefit obligation as of December 31, 2008	1,513	(1,403)

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
Goodwill and Other Intangibles
The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in goodwill and other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. SFAS 142 establishes a two-step method for testing goodwill for impairment on an annual basis (or an interim basis if an event occurs that might reduce the fair value of a reporting unit below its carrying value). SFAS 142 also requires that an identifiable intangible asset that is determined to have an indefinite useful economic life not be amortized, but separately tested for impairment using a one-step fair value based approach. The value of goodwill is tested for impairment as of October 1 of each year, or more frequently if events or circumstances change that would likely reduce the fair value below carrying value. The Company uses the fair market value approach to test for impairment. The fair market valuations used for the impairment tests can be affected by changes in the estimates of the revenue multiples and the discount rate used in the calculations. Losses, if any, resulting from impairment tests will be reflected in operating income in the Company’s income statement. No impairment resulted from the annual reviews performed in 2008 or 2007.
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
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded the Company maintained effective internal control over financial reporting as of December 31, 2008.

/s/ JEFFREY S. GORMAN
Jeffrey S. Gorman
President and Chief Executive Officer

/s/ ROBERT E. KIRKENDALL
Robert E. Kirkendall
Senior Vice President and Chief Financial Officer

February 26, 2009

The Gorman-Rupp Company     Annual Report 2008
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
Board of Directors and Shareholders of The Gorman-Rupp Company
We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 of The Gorman-Rupp Company and our report dated February 26, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Cleveland, Ohio February 26, 2009

Eleven-Year Summary
of Selected Financial Data
(Thousands of dollars, except per share amounts)

	2008	2007	2006	2005
Operating Results:
Net sales	$330,646	$305,562	$270,910	$231,249
Gross profit	77,089	67,452	58,676	47,071
Income taxes	13,297	12,524	8,654	6,235
Net income	27,197	22,859	19,072	10,903
Depreciation and amortization	7,848	7,597	6,688	6,808
Interest expense	45	49	41	25
Return on net sales (%)	8.2	7.5	7.0	4.7
Sales dollars per employee	302.5	286.9	258.3	233.3
Income dollars per employee	24.9	21.5	18.2	11.0

Financial Position:
Current assets	$134,266	$135,288	$120,118	$110,501
Current liabilities	35,569	33,481	27,646	28,219
Working capital	98,697	101,807	92,472	82,282
Current ratio	3.8	4.0	4.3	3.9
Property, plant and equipment — net	$80,406	$59,970	$52,351	$51,505
Capital additions — net	27,909	12,826	7,258	3,189
Total assets	231,538	211,534	187,540	179,541
Long-term debt	—	—	—	—
Shareholders’ equity	158,588	149,440	128,142	127,048
Dividends paid	6,682	6,503	6,126	5,983
Average number of employees	1,093	1,065	1,049	991

Shareholder Information: (1)
Basic and diluted earnings per share	$1.63	$1.37	$1.14	$0.66
Cash dividends per share	0.400	0.388	0.365	0.358
Shareholders’ equity per share at December 31	9.49	8.95	7.67	7.61
Average number of shares outstanding	16,705,210	16,701,175	16,696,962	16,692,273

(1)	Shares outstanding and per share data reflect the 5 for 4 stock split effective December 10, 2007.
Summary of Quarterly Results of Operations
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2008 and 2007:
(Thousands of dollars, except per share amounts)

				Basic and Diluted
Quarter Ended 2008	Net Sales	Gross Profit	Net Income	Earnings per Share

First Quarter	$81,434	$19,844	$7,152	$0.43
Second Quarter	84,031	20,406	7,895	0.47
Third Quarter	84,188	20,172	7,385	0.44
Fourth Quarter	80,993	16,667	4,765	0.29

Total	$330,646	$77,089	$27,197	$1.63

(1)	Per share data reflect the 5 for 4 stock split effective December 10, 2007.

The Gorman-Rupp Company     Annual Report 2008

2004	2003	2002	2001	2000	1999	1998

$203,554	$195,826	$195,081	$203,169	$190,384	$182,239	$174,162
42,425	41,851	41,451	48,108	48,430	46,347	43,713
5,075	4,613	5,267	8,450	8,400	8,460	7,400
9,277	9,787	8,936	14,585	13,796	13,081	11,752
7,179	7,274	7,035	7,128	6,863	6,489	6,330
40	56	72	116	183	55	188
4.6	5.0	4.6	7.2	7.2	7.2	6.7
211.4	196.4	185.1	195.2	186.5	177.6	170.4
9.6	9.8	8.5	14.0	13.5	12.7	11.5

$96,974	$95,718	$85,315	$90,575	$83,745	$79,641	$80,012
21,112	21,908	19,282	18,103	19,079	17,439	17,431
75,862	73,810	66,033	72,472	64,666	62,202	62,581
4.6	4.4	4.4	5.0	4.4	4.6	4.6
$54,812	$54,338	$57,757	$53,895	$57,885	$53,609	$43,916
7,500	3,698	5,765	3,139	11,439	16,182	9,327
165,673	162,395	154,302	149,569	147,337	138,331	128,933
—	—	291	—	3,413	3,107	783
121,898	117,918	112,912	109,366	101,455	93,751	85,162
5,907	5,809	5,550	5,475	5,322	5,152	4,983
963	997	1,054	1,041	1,021	1,026	1,022

$0.55	$0.58	$0.54	$0.87	$0.82	$0.78	$0.70
0.354	0.348	0.333	0.328	0.318	0.307	0.297
7.30	7.07	6.77	6.55	6.05	5.59	5.07
16,686,997	16,681,146	16,675,287	16,708,026	16,761,442	16,766,702	16,793,724

				Basic and Diluted
Quarter Ended 2007	Net Sales	Gross Profit	Net Income	Earnings per Share(1)

First Quarter	$74,461	$16,065	$5,092	$0.30
Second Quarter	79,647	18,099	6,538	0.39
Third Quarter	74,629	16,267	5,475	0.33
Fourth Quarter	76,825	17,021	5,754	0.35

Total	$305,562	$67,452	$22,859	$1.37

Shareholder Information
Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company,
NYSE Alternate Exchange Index and Peer Group Index
ASSUMES $100 INVESTED ON JANUARY 01, 2004 AND DIVIDENDS REINVESTED THROUGH YEAR
ENDING DECEMBER 31, 2008.
Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company’s Common Shares against the cumulative total return of the NYSE Alternext Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2004 and ending December 31, 2008. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561—Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., Pentair Inc., Robbins & Myers Inc. and Roper Industries Inc., in addition to the Company.
Ranges of Stock Prices
The high and low sales price and dividends per share for common shares traded on the NYSE Alternext Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2008		2007		2008	2007
	High	Low	High	Low
First Quarter	$34.60	$25.65	$34.02	$21.61	$.100	$.096
Second Quarter	45.38	30.60	28.20	23.99	.100	.096
Third Quarter	45.85	35.50	28.32	22.44	.100	.096
Fourth Quarter	38.91	18.25	36.50	26.41	.100	.100
Per share data and sales price reflect the 5 for 4 stock split effective December 10, 2007.
Shareholder information reported by Transfer Agent and Registrar, National City Bank, February 4, 2009.

	Holders	Shares
Individuals	1,106	2,520,068
Nominees, brokers and others	15	14,187,467

Total	1,121	16,707,535

An additional 604,683 common shares are held in Treasury.

The Gorman-Rupp Company     Annual Report 2008
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