Form 10-K, Exhibit 13
period 2009-12-31
GORMAN RUPP CO
filed 2010-03-05
CIK 42682

EXHIBIT (13)
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
The Gorman-Rupp Company
We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
March 5, 2010

Consolidated Statements of Income

	Year ended December 31,
(Thousands of dollars, except per share amounts)	2009	2008	2007
Net sales	$266,242	$330,646	$305,562
Cost of products sold	204,469	253,557	238,110

Gross profit	61,773	77,089	67,452

Selling, general and administrative expenses	35,380	38,101	34,567

Operating income	26,393	38,988	32,885
Other income	1,209	2,113	2,574
Other expense	(347)	(607)	(76)

Income before income taxes	27,255	40,494	35,383
Income taxes	8,986	13,297	12,524

Net income	$18,269	$27,197	$22,859

Earnings per share	$1.09	$1.63	$1.37

Average number of shares outstanding	16,709,047	16,705,210	16,701,175
See notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
(Thousands of dollars)	2009	2008
Assets
Current assets:
Cash and cash equivalents	$44,403	$23,793
Short-term investments	1,505	—
Accounts receivable	37,239	48,200
Inventories:
Raw materials and in-process	22,087	32,996
Finished parts	16,026	20,288
Finished products	2,393	3,597

	40,506	56,881

Deferred income taxes	2,333	1,198
Prepaid and other	5,414	4,194

Total current assets	131,400	134,266

Property, plant and equipment:
Land	1,259	1,694
Buildings	83,293	71,900
Machinery and equipment	124,019	104,436

	208,571	178,030

Accumulated depreciation	100,048	97,624

Property, plant and equipment — net	108,523	80,406

Deferred income taxes	864	6,883

Other	8,637	9,983

	$249,424	$231,538

See notes to consolidated financial statements.

	December 31,
	2009	2008
Liabilities and equity
Current liabilities:
Accounts payable	$8,972	$15,878
Short-term debt	15,000	—
Payroll and related liabilities	6,909	7,442
Commissions payable	4,348	5,246
Accrued expenses	5,098	4,641
Accrued postretirement and medical benefits	2,848	2,362

Total current liabilities	43,175	35,569

Retirement benefits	5,044	11,421
Postretirement benefits	22,270	24,020
Deferred and other income taxes	1,323	1,322

Equity:
Common shares, without par value:
Authorized — 35,000,000 shares;
Outstanding — 16,710,535 shares in 2009 and 16,707,535 shares in 2008 (after deducting treasury shares of 601,683 in 2009 and 604,683 in 2008) at stated capital amount	5,100	5,099
Retained earnings	182,875	171,312
Accumulated other comprehensive loss	(11,070)	(17,823)

The Gorman-Rupp Company shareholders’ equity	176,905	158,588
Noncontrolling interest	707	618

Total equity	177,612	159,206

	$249,424	$231,538

Consolidated Statements of Equity

			Accumulated
			Other
	Common	Retained	Comprehensive	Noncontrolling
(Thousands of dollars, except per share amounts)	Shares	Earnings	Income (Loss)	Interest	Total
Balances January 1, 2007	$5,097	$135,268	$(12,223)	$—	$128,142
Adoption of FASB Interpretation No. 48		(253)			(253)
Acquired noncontrolling interest				472	472
Comprehensive income:
Net income		22,859		18	22,877
Foreign currency translation adjustments			2,252	30	2,282
Pension and OPEB adjustments (net of income tax expense of $343)			2,846		2,846

Total comprehensive income	—	22,859	5,098	48	28,005
Issuance of 3,000 treasury shares	1	96			97
Cash dividends — $0.388 a share		(6,503)			(6,503)

Balances December 31, 2007	5,098	151,467	(7,125)	520	149,960

Change in Pension and OPEB measurement date		(837)			(837)
Comprehensive income:
Net income		27,197		140	27,337
Foreign currency translation adjustments			(3,117)	(42)	(3,159)
Pension and OPEB adjustments (net of income tax benefit of $4,864)			(7,581)		(7,581)

Total comprehensive income (loss)	—	27,197	(10,698)	98	16,597
Issuance of 4,500 treasury shares	1	167			168
Cash dividends — $0.400 a share		(6,682)			(6,682)

Balances December 31, 2008	5,099	171,312	(17,823)	618	159,206

Comprehensive income:
Net income		18,269		75	18,344
Foreign currency translation adjustments			1,750	14	1,764
Pension and OPEB adjustments (net of income tax expense of $2,831)			5,003		5,003

Total comprehensive income	—	18,269	6,753	89	25,111
Issuance of 3,000 treasury shares	1	61			62
Cash dividends — $0.405 a share		(6,767)			(6,767)

Balances December 31, 2009	$5,100	$182,875	$(11,070)	$707	$177,612

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2009	2008	2007
Cash flows from operating activities:
Net income	$18,269	$27,197	$22,859
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,955	7,848	7,597
Deferred income taxes	4,776	(2,154)	2,490
Changes in operating assets and liabilities:
Accounts receivable	10,961	(944)	(1,103)
Inventories	14,979	(3,658)	(1,773)
Accounts payable	(6,906)	1,716	3,376
Commissions payable	(898)	238	833
Income taxes	698	(1,762)	570
Pension benefits	(3,248)	2,429	(2,475)
Other	742	(2,606)	(9)
Proceeds from insured loss	1,305	1,093	2,470

Net cash provided by operating activities	49,633	29,397	34,835

Cash flows from investing activities:
Capital additions — net	(38,071)	(27,909)	(12,826)
Proceeds from insured loss	95	428	530
(Purchases) redemption of short-term investments	(1,500)	5,586	(1,385)
Proceeds from sale of product line	1,420	—	—
Payment for acquisition	—	—	(3,693)

Net cash used for investing activities	(38,056)	(21,895)	(17,374)

Cash flows from financing activities:
Cash dividends	(6,767)	(6,682)	(6,503)
Proceeds from bank borrowings	24,806	—	—
Payments to bank for borrowings	(9,806)	—	—

Net cash provided by (used for) financing activities	8,233	(6,682)	(6,503)
Effect of exchange rate changes on cash	800	(1,631)	992

Net increase (decrease) in cash and cash equivalents	20,610	(811)	11,950

Cash and cash equivalents:
Beginning of year	23,793	24,604	12,654

End of year	$44,403	$23,793	$24,604

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(Amounts in tables in thousands of dollars)
Note A — Summary of Major Accounting Policies
Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.
Cash Equivalents and Short-Term Investments
The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short term investments at December 31, 2009 consist of certificates of deposit.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends, and other pertinent information.
Inventories
Inventories are stated at the lower of cost or market. The costs for approximately 90% of inventories at December 31, 2009 and 92% at December 31, 2008 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost components include materials, inbound freight costs, labor and an appropriate proportion of fixed and variable overheads, on an absorption costing basis.
Property, Plant and Equipment
Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets and is included in cost of products sold and selling, general and administrative expenses, as appropriate.
The estimated useful life generally ranges from 20 to 50 years for buildings and 5 to 15 years for machinery and equipment. Software is amortized over 3 to 5 years. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.
Goodwill and Intangibles
Goodwill recognized in connection with business acquisitions is not amortized to expense. Goodwill is tested annually for impairment as of October 1 each year, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value. The Company completed its annual impairment test for goodwill as of October 1 of each year presented using discounted cash flow and other valuation techniques. These tests confirmed that the fair value of the Company’s reporting units exceeds their respective carrying values and that no impairment loss was required to be recognized in 2009 or for any prior periods.
Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. A discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company’s long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.
Amortization of other intangible assets is calculated on the straight-line basis using the following lives:

Sales contracts	18 years
Drawings	15 years
Program logic	10 years
Customer relationships	9 years
Non-compete agreements	2-3 years
Revenue Recognition
Revenue from product sales is recognized when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.

Concentration of Credit Risk
The Company does not require collateral from its customers and has a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2009, 2008 or 2007.
Shipping and Handling Costs
The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.
Advertising
The Company expenses all advertising costs as incurred, which for the years ended December 31, 2009, 2008 and 2007 totaled $2.7 million, $3.6 million, and $3.2 million, respectively.
Product Warranties
A liability is established for estimated future warranty and service claims based on historical claim experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are as follows:

	2009	2008
Balance at beginning of year	$2,048	$1,682
Warranty costs accrued	1,915	3,231
Expenses	(2,100)	(2,865)

Balance at end of year	$1,863	$2,048

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
New Accounting Pronouncements
In 2009, the Company adopted the revised standard which changes the accounting and reporting for minority interests. The new guidance requires minority interest to be recharacterized as noncontrolling interests and classified as a component of equity. The Company has a 10% noncontrolling interest in its investment in Gorman-Rupp Europe B.V. As a result of the adoption of this standard, prior period amounts of noncontrolling interest were reclassified to stockholders’ equity to conform to the current period presentation. Income attributable to noncontrolling interest is not material and is therefore not presented separately in the consolidated statements of income, but rather is included in other expense. The adoption of this standard did not have a material effect on the Company’s financial position, results of operations or cash flows.
In 2009, the Company adopted the new guidance which requires employers to disclose additional information about fair value measurements of employee benefit plan assets. Specifically, employers are required to disclose information about how investment allocation decisions are made, the fair value of each major category of employee benefit plan assets and information about the inputs and valuation techniques used to develop the fair value measurements of employee benefit plan assets. Refer to Note G — Pensions and Other Postretirement Benefits.
In 2009, the Company adopted the new subsequent events standard, as amended, which established general guidance for accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued. The Company has evaluated subsequent events through the date the financial statements were issued, noting no events that require adjustment of, or disclosure in, the consolidated financial statements for the period ended December 31, 2009.

Notes to Consolidated Financial Statements — Continued
In 2009, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (FAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FAS No. 162, which establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). FAS 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws as authoritative GAAP for SEC registrants. Pursuant to the provisions of the Codification, the Company has updated references to U.S. GAAP in these consolidated financial statements. The adoption of the Codification did not have an effect on the Company’s financial position, results of operations or cash flows.
Note B — Allowance for Doubtful Accounts
The allowance for doubtful accounts was $507,000 and $484,000 at December 31, 2009 and 2008, respectively.
Note C — Inventories
The excess of replacement cost over LIFO cost is approximately $47.6 million and $49.8 million at December 31, 2009 and 2008, respectively. Replacement cost approximates current cost. Some inventory quantities were reduced during 2009 and 2008 resulting in liquidation of some LIFO quantities carried at lower costs from earlier years versus current year costs. The related effect increased net income by $1.9 million in 2009 ($.12 per share) and $907,000 ($0.05 per share) in 2008. Reserves for excess and obsolete inventory totaled $2.2 million and $2.3 million at December 31, 2009 and 2008, respectively.
Note D — Financing Arrangements
Under an unsecured bank loan agreement which matures in November 2010, the Company may borrow up to $15.0 million with interest at LIBOR plus .75%, adjustable and payable monthly. At December 31, 2009, $15.0 million was outstanding against this agreement to partially finance the consolidation and expansion of the Company’s Mansfield, Ohio manufacturing and office facilities which were substantially completed in 2009.
Under an unsecured bank line of credit which matures in November 2010, the Company may borrow up to $20.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2009, $19.6 million were available for borrowing after deducting $400,000 for outstanding letters of credit.
The Company also has a $6.0 million unsecured bank line of credit which matures in May 2010. At December 31, 2009, $2.6 million were available for borrowing after deducting $3.4 million for letters of credit. Interest is payable quarterly at LIBOR plus .55% to 1.0% or at alternative rates as selected by the Company.
The financing arrangements described above contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2009, the Company was in compliance with all requirements.
Interest expense which approximates interest paid, was $170,000, $45,000 and $49,000 in 2009, 2008 and 2007, respectively. Additionally, interest capitalized as part of the Mansfield, Ohio construction project in 2009 totaled $109,000.
The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to operating leases were $741,000, $762,000 and $691,000 in 2009, 2008 and 2007, respectively. The future minimum lease payments due under these operating leases are:

		Less			More
		than 1	1-3	3-5	than 5
	Total	Year	Years	Years	Years

Operating leases	$3,763	$519	$884	$792	$1,568
Note E — Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	2009	2008
Foreign currency translation adjustments	$675	$(1,075)
Pension and OPEB adjustments (net of income tax benefits of $7,544 in 2009 and $10,375 in 2008)	(11,745)	(16,748)

	$(11,070)	$(17,823)

Note F — Income Taxes
The components of income before income taxes are:

	2009	2008	2007
United States	$25,213	$35,939	$33,243
Foreign countries	2,042	4,555	2,140

	$27,255	$40,494	$35,383

The components of income tax expense are as follows:

	2009	2008	2007
Current expense:
Federal	$4,975	$8,945	$10,347
Foreign	734	1,173	713
State and local	644	504	1,153

	6,353	10,622	12,213
Deferred expense (credit):
Federal	2,961	2,668	225
Foreign	(142)	(288)	(15)
State and local	(186)	295	101

	2,633	2,675	311

Income tax expense	$8,986	$13,297	$12,524

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

	2009	2008	2007
Income taxes at statutory rate	$9,539	$14,173	$12,384
State and local income taxes, net of federal tax benefit	298	519	815
Tax credits	(300)	(1,232)	(350)
IRC Section 199	(216)	(551)	(508)
Dividend received from foreign subsidiary	—	884	—
Lower foreign taxes differential	(261)	(709)	—
Other	(74)	213	183

Income tax expense	$8,986	$13,297	$12,524

Deferred tax assets and liabilities consist of:

	2009	2008	2007
Deferred tax assets:
Inventories	$806	$—	$—
Accrued liabilities	1,775	2,192	2,140
Postretirement health
benefits obligation	7,793	8,527	9,663
Accrued pension	305	2,632	—
Other	1,745	864	823

Total deferred tax assets	12,424	14,215	12,626
Deferred tax liabilities:
Inventories	—	736	244
Depreciation and amortization	9,579	5,857	6,074
Accrued pension	—	—	840

Total deferred tax liabilities	9,579	6,593	7,158

Net deferred tax assets	$2,845	$7,622	$5,468

The Company made income tax payments of $6.1 million, $10.8 million and $8.9 million in 2009, 2008 and 2007, respectively.
At December 31, 2009, total unrecognized tax benefits were $1.5 million. Of the total, $876,000, if ultimately recognized, would reduce the Company’s annual effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2009	2008	2007
Balance at beginning of year	$870	$844	$987
Additions based on tax positions related to the current year	110	174	242
Additions (reductions) for tax positions of prior years	665	(1)	(204)
Reductions due to lapse of applicable statue of limitations	(184)	(47)	(4)
Settlements	—	(100)	(177)

Balance at end of year	$1,461	$870	$844

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2005. The Company is currently under examination by the Canadian Revenue Agency for tax years ending 2004 – 2006. Management has filed a Competent Authority relief request with both U.S. and Canadian tax authorities to eliminate a double tax treatment dispute. Under the most recent U.S.-Canadian tax protocol, Competent Authority assessments should achieve symmetry under binding arbitration. Any adjustment resulting from Competent Authority resolution of the examination will not have a material impact on the financial position of the Company.
The statutes of limitations in taxing jurisdictions expire in varying periods. The Company has an unrecognized tax benefit of $61,000 which will be recognized if the relevant statute of limitations expires in the next 12 months without the relevant taxing authority examining the applicable return.

Notes to Consolidated Financial Statements — Continued
The Company has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries that might be payable if these earnings were repatriated since the Company considers these amounts to be permanently invested.
The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $391,000 and $201,000 for the payment of interest and penalties at December 31, 2009 and 2008, respectively.
Note G — Pensions and Other Postretirement Benefits
The Company sponsors a defined benefit pension plan covering substantially all employees. Additionally, the Company sponsors a defined contribution pension plan at one location not participating in the defined benefit pension plan.
A 401(k) plan that includes a partial Company match is also available. For substantially all United States employees hired after January 1, 2008, an enhanced 401(k) plan is available instead of the Company’s defined benefit pension plan. Benefits are based on age and years of service. Employees hired prior to January 1, 2008 were not affected by the change.
Total contributions for the defined contribution pension plan and the 401(k) plan in 2009, 2008 and 2007 were $867,000, $932,000 and $821,000, respectively.
The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2009 and is expected to remain constant going forward.
The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit healthcare plan in its financial statements.
The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s consolidated balance sheets:

	Pension		Postretirement
	Benefits		Benefits
	2009	2008	2009	2008
Accumulated benefit obligation at end of year	$48,123	$44,672	$23,919	$25,578

Change in benefit obligation:
Benefit obligation at beginning of year	$55,497	$51,977	$25,577	$28,372
Service cost	2,752	3,073	1,213	1,187
Interest cost	3,403	3,567	1,580	1,654
Measurement date change	—	—	—	474
Benefits paid	(5,554)	(2,902)	(1,394)	(1,113)
Effect of foreign exchange	—	—	103	(143)
Actuarial (gain) or loss	4,315	(218)	(3,160)	(4,853)

Benefit obligation at end of year	60,413	55,497	$23,919	$25,578

Change in plan assets:
Fair value of plan assets at beginning of year	44,076	54,188	$—	$—
Actual return on plan assets	10,647	(13,410)	—	—
Employer contributions	6,200	6,200	1,394	1,113
Benefits paid	(5,554)	(2,902)	(1,394)	(1,113)

Fair value of plan assets at end of year	55,369	44,076	$—	$—

Funded status at end of year	$(5,044)	$(11,421)

Amounts recognized in the statement of financial position consist of:
Current liabilities	$—	$—	$(1,649)	$(1,558)
Noncurrent liabilities	(5,044)	(11,421)	(22,270)	(24,020)

	$(5,044)	$(11,421)	$(23,919)	$(25,578)

Amounts recognized in accumulated other comprehensive income consist of:
Net actuarial (gain) or loss	$26,826	$31,730	$(7,537)	$(4,607)
Deferred tax (benefit) charge	(10,408)	(12,182)	2,864	1,807

After tax actuarial (gain) or loss	$16,418	$19,548	$(4,673)	$(2,800)

	Pension		Postretirement
	Benefits		Benefits
	2009	2008	2009	2008
Components of net periodic benefit cost:
Service cost	$2,752	$3,073	$1,213	$1,187
Interest cost	3,403	3,567	1,580	1,654
Expected return on plan assets	(3,536)	(4,893)	—	—
Recognized actuarial (gain) or loss	2,107	794	(225)	—

Net periodic benefit cost	$4,726	$2,541	$2,568	$2,841

Other changes in plan assets and benefit obligations recognized in other comprehensive income are:
Net loss (gain)	(4,903)	17,290	(3,160)	(4,847)

Total income (loss) recognized in net periodic benefit cost and other comprehensive income	$(177)	$19,831	$(592)	$(2,006)

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants. The gain or loss in excess of the greater of 10% of the benefit obligation or the market related value of assets is amortized on a straight line basis over the average remaining service period of active participants.

	Pension		Postretirement
	Benefits		Benefits
	2009	2008	2009	2008
Weighted-average assumptions used to determine benefit obligations:
Discount rate	5.60%	6.30%	5.50%	6.40%
Rate of compensation increase	3.50%	3.50%	—	—

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	6.30%	6.10%	6.40%	6.10%
Expected long-term rate of return on plan assets	8.00%	8.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—
The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged in 2009 from 2008. The health-care cost trend rate assumption has a significant effect on the amounts reported. For example, a one-percentage point change in the assumed health care cost trend rate would have the following effects:

	One-Percentage Point
	Increase	Decrease
Effect on total of service and interest cost components in 2009	$234	$(212)
Effect on accumulated postretirement benefit obligation as of December 31, 2009	1,582	(1,528)
The investment return of the Pension Plan is measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations. Equities (including all convertible securities) may comprise up to 70% of the Pension Plan’s market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Pension Plan’s market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the market value. Non-U.S. corporate securities may comprise up to 35% of the Pension Plan’s market value. The long term growth rate of the Plan is the CPI plus 3%.
Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology as follows:
Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the assets or liabilities.
Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assessments about the assumptions that market participants would use in pricing assets or liabilities (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Notes to Consolidated Financial Statements — Continued
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value at December 31, 2009:

	Level 1	Level 2	Level 3	Total

Total assets at fair value (all mutual funds)	$55,369	$—	$—	$55,369

	Pension
	Benefits
	2009	2008
Asset allocation:
Asset category:
U.S. equity	$15,219	$9,762
Non-U.S. equity	4,719	2,912
Balanced	8,531	5,912
U.S. fixed income	24,578	21,989
Cash and cash equivalents	2,322	3,502

Total fair value of plan assets	$55,369	$44,077

Target asset allocation:
Equity securities	20-70%	20-70%
Debt securities	30-80%	30-80%
Contributions
The Company expects to contribute approximately $6.0 million to its pension plan in 2010.
Expected future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2010	2011	2012	2013	2014	Thereafter
Pension	$4,203	$3,996	$5,616	$6,041	$6,014	$31,652
Postretirement	1,694	1,734	1,743	1,783	1,907	11,372
Note H — Business Segment Information
The Company operates principally in one business segment: the design, manufacture and sale of pumps and related fluid control equipment for water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company’s pumps are marketed in the United States and Canada through a network of more than 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. International sales are made primarily through foreign distributors and representatives. The Company sells to more than 100 countries around the world. The components of customer sales, determined based on the location of customers, are as follows:

	2009	%	2008	%	2007	%
United States	$169,844	64	$227,423	69	$217,444	71
Foreign countries	96,398	36	103,223	31	88,118	29

Total	$266,242	100	$330,646	100	$305,562	100

Note I — Other Assets
The major components of other assets are as follows:

	December 31,
	2009	2008
Goodwill	$4,798	$4,798
Intangibles:
Trade names	1,020	1,020
Drawings	1,400	1,400
Customer relationships	874	874
Non-compete agreements	709	704
Other intangibles	687	689

Total intangibles	4,690	4,687
Less-accumulated amortization	(2,240)	(1,862)

Net intangibles	2,450	2,825
Other assets	1,389	2,360

Total	$8,637	$9,983

Note J — Flood Insurance Recoveries
The Company maintains insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption.
In August 2007, the Company’s Mansfield Division assembly facility was damaged by flooding. As of December 31, 2008, the Company incurred costs and damages related to the flood of $5.0 million, all of which were reimbursed, less a $500,000 insurance deductible. These costs included the write-off of inventory and long-lived assets, repair of the property damage and other clean-up costs. The Company maintains replacement value insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption.
In September 2009, the Company’s Patterson Pump Company subsidiary was damaged by flooding. As of December 31, 2009, the Company incurred costs and damages related to the flood of $2.3 million, less a $50,000 insurance deductible. As of December 31, 2009, the Company received partial reimbursement payments of $1.4 million and recorded a receivable of $834,000 for the remaining insurance recoveries which were received in 2010.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations 2009 Compared to 2008:
The Company recorded net sales of $266.3 million in 2009 compared to record net sales of $330.7 million in 2008, a decrease of $64.4 million or 19.5%. The decline in net sales principally resulted from the severe global recession which negatively impacted sales in most of the markets the Company serves.
The most significant declines in net sales were in the fire protection market of $20.4 million primarily due to the decrease in commercial construction activity, the construction market of $17.0 million and the wastewater market of $14.2 million primarily due to infrastructure related projects being halted in anticipation of federal stimulus funding. Partially offsetting these decreases was an increase of custom pump sales of $4.0 million related to flood control projects.
International sales amounted to $96.4 million in 2009 compared to $103.2 million in 2008, a decrease of $6.8 million, representing a 6.6% decrease from 2008 levels due primarily to the global economic downturn. The related decline in the value of the U.S. dollar helped keep international sales from declining as much as domestic sales. International sales represented 36% and 31% of total sales for the Company in 2009 and 2008, respectively.
The backlog of orders at December 31, 2009 was $93.7 million compared to $107.8 million at December 31, 2008, a decrease of $14.1 million or 13.1%. The backlog decreased primarily due to a lessening of orders in the original equipment market. Substantially all of the current backlog of orders is expected to ship during 2010.
Cost of products sold in 2009 was $204.5 million compared to $253.6 million in 2008, a decrease of $49.1 million or 19.4%. The decrease in cost of products sold was primarily due to lower sales volume, including a $6.8 million decrease in LIFO expense due to reduced inventory levels resulting in partial liquidation of LIFO quantities. Manufacturing costs included decreases in compensation and payroll taxes of $7.0 million and supplies, patterns and tooling of $1.8 million primarily due to lower production levels. Also, warranty expense decreased $1.3 million due to estimates related to lower sales volume and claims experience and profit sharing expense decreased $1.0 million related to lower operating income. Partially offsetting these decreases is increased pension expense of $1.6 million resulting from the significant market value declines in the worldwide equity markets in 2008 which resulted in higher pension expense in 2009. As a percent of net sales, cost of products sold was 76.8% in 2009 compared to 76.7% in 2008. Gross profit was $61.8 million in 2009 compared to $77.1 million in 2008, a decrease of 19.8%. As a percent of net sales, gross profit was 23.2% and 23.3% in 2009 and 2008, respectively.
Selling, general and administrative (SG&A) expenses in 2009 were $35.4 million compared to $38.1 million in 2008, a decrease of $2.7 million. The decrease in SG&A expenses is principally due to lower advertising and travel expenses of $1.6 million and supplies of $418,000 as the previous year included expenses related to the Construction Expo and IFAT trade shows held every three years. In addition, the level of these expenses was curtailed in 2009 due to the economic downturn. Professional services decreased $532,000 primarily due to additional expenses in 2008 relating to computer system upgrades. Compensation and payroll taxes decreased $361,000 principally due to reduced headcount and temporary wage reductions. Partially offsetting these decreases are increases in pension expense of $913,000 resulting from the significant market value declines in the worldwide equity markets in 2008 and in healthcare expense of $217,000 due to increased medical claims and higher medical costs. As a percent of net sales, SG&A expenses were 13.3% during 2009 and 11.5% in 2008.
Other income in 2009 was $1.2 million compared to $2.1 million in 2008, a decrease of $900,000 or 42.9%. Interest income decreased $827,000 primarily due to a decline in interest rates.
Other expense was $347,000 and $607,000 in 2009 and 2008, respectively. The change was primarily due to reduced foreign currency exchange rate losses related to the increase in the value of the Euro and Canadian dollar in relation to the U.S. dollar.
The effective income tax rate was 33.0% in 2009 compared to 32.8% in 2008.
Net income for 2009 was $18.3 million compared to a record $27.2 million in 2008, a decrease of $8.9 million or 32.7%. As a percent of net sales, net income was 6.9% and 8.2% in 2009 and 2008, respectively.
Earnings per share were $1.09 in 2009 compared to $1.63 in 2008, a decrease of $0.54 per share.
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
International sales amounted to $103.2 million in 2008 compared to $88.1 million in 2007, an increase of $15.1 million, representing a 17.1% increase from 2007 levels. This increase is primarily the result of an increased focus on international growth by the Company and strong global economics. International sales represented 31% and 29% of total sales for the Company in 2008 and 2007, respectively.
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
SG&A expenses in 2008 were $38.1 million compared to $34.6 million in 2007, an increase of $3.5 million. As a percent of net sales, SG&A expenses were 11.5% during 2008 and 11.3% in 2007. Compensation increased $1.0 million as a result of additional staffing due to growth and normal compensation increases. Profit sharing expense increased $479,000 in relation to higher operating income levels. Advertising costs increased $470,000 due to costs associated with the Construction-Exposition Trade Show held once every three years. Travel expenses increased $380,000 due to the trade show and additional travel resulting from the increased sales volume. Computer system upgrades resulted in an increase in professional fees of $300,000.
Other income in 2008 was $2.1 million compared to $2.6 million in 2007, a decrease of $500,000 or 19.2%. Interest income decreased $545,000 as the result of lower cash balances invested during the year and lower interest rates.
Other expense was $607,000 and $76,000 in 2008 and 2007, respectively. The increase was primarily due to foreign currency exchange rate losses related to the decrease in the value of the Euro and Canadian dollar in relation to the U.S. dollar.
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
Earnings per share were $1.63 in 2008 compared to $1.37 in 2007, an increase of $0.26 per share.
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
For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and three of its subsidiaries remain drawn into mass-scale asbestos-related litigation, typically as one of hundreds of co-defendants in a particular proceeding; the vast majority of these cases are against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In thirty-two cases, the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.

Management’s Discussion and Analysis of Financial Condition and Results of Operations — Continued
Management does not currently believe that the small number of legal proceedings arising out of the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company’s results of operations, liquidity or financial condition.
Liquidity and Sources of Capital
Cash equivalents and short-term investments totaled $45.9 million and there was $15.0 million in bank debt at December 31, 2009. In addition, the Company had $22.2 million available in bank lines of credit after deducting $3.8 million in outstanding letters of credit. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2009.
Capital expenditures for 2010, consisting principally of machinery and equipment, are estimated to be $5 to $7 million. They are expected to be financed through internally generated funds and existing lines of credit. During 2009, 2008 and 2007, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and proceeds from a bank loan agreement.
Cash provided by operating activities was $49.6 million, $29.4 million and $34.8 million in 2009, 2008 and 2007, respectively. In 2009, additional cash was generated principally due to lower inventory and accounts receivable balances.
Cash used for investing activities was $38.0 million, $21.9 million and $17.4 million for 2009, 2008 and 2007, respectively. The Company substantially completed construction of the second phase of the consolidation and expansion of its primary manufacturing facility in Mansfield, Ohio. Approximately $54.6 million has been expended for the construction project ($3.4 million less than approved); $30.7 million in 2009, $21.5 million in 2008 and $2.4 million in 2007.
Cash provided by (used for) financing activities was $8.2 million in 2009, ($6.7) million in 2008 and ($6.5) million in 2007. The increase in cash provided in 2009 was due to a net $15.0 million of proceeds from bank borrowings during the year which were used to partially finance the construction project in Mansfield. The remaining $15.0 million of borrowings is expected to be paid back by the end of the third quarter 2010.
On October 22, 2009, the Board of Directors authorized an increase in the payment of quarterly dividends on common stock to $0.105 per share, representing a 5% increase over the dividend paid in the previous quarter and marking the 37th consecutive year of increased dividends. The dividend yield at December 31, 2009 was 1.5%.
The changes in foreign currency translation against the U.S. dollar increased cash by $800,000 in 2009, decreased cash by $1.6 million in 2008 and increased cash by $992,000 in 2007. The increase in 2009 is primarily due to the increase in the value of the Euro and the Canadian dollar compared to the U.S. dollar.
The ratio of current assets to current liabilities was 3.0 to 1 and 3.8 to 1 at December 31, 2009 and 2008, respectively. Management believes that the Company has adequate working capital and financing capabilities, resulting in a healthy, flexible liquidity position.
Critical Accounting Estimates
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company’s specific circumstances. Application of these accounting principles requires management to make estimates about the future resolution of existing uncertainties; as a result, actual results could differ from these estimates.
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
Revenue Recognition
Substantially all of the Company’s revenues from product sales are recognized when all of the following criteria are met: persuasive evidence of a sale arrangement exists, the price is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers, and collectibility is probable. Product delivery occurs when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.

Allowance for Doubtful Accounts
The Company evaluates the collectibility of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial down-grading of credit scores, etc.), the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer’s ability to meet its financial obligations), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company’s collection history has been good.
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
Pension Plans and Other Postretirement Benefit Plans
The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit health-care plan in its financial statements.
The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, compensation increases and health-care cost trend rates. The Company uses a measurement date of December 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on estimated yields of investment grade fixed income investments. The discount rate used to value pension plan obligations was 5.60% and 6.30% in 2009 and 2008, respectively. The discount rate used to value postretirement obligations was 5.50% and 6.30% at December 31, 2009 and 2008, respectively. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2009 and 2008 was 8.00%. Actual pension plan asset performance will either reduce or increase unamortized losses which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2009 and 2008.
The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged in 2009 from 2008.
The overall effect of changes noted in the above assumptions will increase (decrease) pension and postretirement expenses.
Income Taxes
The basic principles related to accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns.
Realization of the Company’s deferred tax assets is principally dependent upon the Company’s achievement of projected future taxable income, which management believes will be sufficient to fully utilize the deferred tax assets recorded.
Goodwill and Other Intangibles
The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives. Goodwill is tested for impairment at the reporting unit level on an annual basis (October 1) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. No reporting unit was at risk of failing the impairment test in 2009 or any prior periods.
Other Matters
Transactions with related parties are in the ordinary course of business and are not material to the Company’s financial position, net income or cash flows. The Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated “special purpose entities.” Also, the Company is not a party to any long-term debt agreements, or any material capital leases, operating leases or purchase obligations.

Report of Management on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act rules 13(a) — 15(f )). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.
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
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.
The independent registered public accounting firm of Ernst & Young LLP issued an audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. This report is included on the following page.
/s/ JEFFERY S. GORMAN
Jeffrey S. Gorman
President and Chief Executive Officer
/s/ WAYNE L. KNABEL
Wayne L. Knabel
Chief Financial Officer
March 5, 2010

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting
The Board of Directors and Shareholders of
The Gorman-Rupp Company
We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2009 of The Gorman-Rupp Company and our report dated March 5, 2010 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
March 5, 2010

Eleven-Year Summary of Selected Financial Data
(Thousands of dollars, except per share amounts)

	2009	2008	2007	2006
Operating Results:
Net sales	$266,242	$330,646	$305,562	$270,910
Gross profit	61,773	77,089	67,452	58,676
Income taxes	8,986	13,297	12,524	8,654
Net income	18,269	27,197	22,859	19,072
Depreciation and amortization	8,955	7,848	7,597	6,688
Interest expense	170	45	49	41
Return on net sales (%)	6.9	8.2	7.5	7.0
Sales dollars per employee	264.1	302.5	286.9	258.3
Income dollars per employee	18.1	24.9	21.5	18.2

Financial Position:
Current assets	$131,400	$134,266	$135,288	$120,118
Current liabilities	43,175	35,569	33,481	27,646
Working capital	88,225	98,697	101,807	92,472
Current ratio	3.0	3.8	4.0	4.3
Property, plant and equipment — net	$108,523	$80,406	$59,970	$52,351
Capital additions	38,071	27,909	12,826	7,258
Total assets	249,424	231,538	211,534	187,540
Long-term debt	—	—	—	—
Equity	177,612	159,206	149,960	128,142
Dividends paid	6,767	6,682	6,503	6,126
Average number of employees	1,008	1,093	1,065	1,049

Shareholder Information:
Earnings per share	$1.09	$1.63	$1.37	$1.14
Cash dividends per share	0.405	0.400	0.388	0.365
Equity per share at December 31	10.63	9.53	8.98	7.67
Average number of shares outstanding	16,709,047	16,705,210	16,701,175	16,696,962
Summary of Quarterly Results of Operations
(Thousands of dollars, except per share amounts)
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2009 and 2008:

				Earnings
Quarter Ended 2009	Net Sales	Gross Profit	Net Income	per Share

First quarter	$71,598	$15,345	$4,506	$0.27
Second quarter	68,345	15,790	4,867	0.29
Third quarter	64,096	16,100	5,177	0.31
Fourth quarter	62,203	14,538	3,719	0.22

Total	$266,242	$61,773	$18,269	$1.09

2005	2004	2003	2002	2001	2000	1999

$231,249	$203,554	$195,826	$195,081	$203,169	$190,384	$182,239
47,071	42,425	41,851	41,451	48,108	48,430	46,347
6,235	5,075	4,613	5,267	8,450	8,400	8,460
10,903	9,277	9,787	8,936	14,585	13,796	13,081
6,808	7,179	7,274	7,035	7,128	6,863	6,489
25	40	56	72	116	183	55
4.7	4.6	5.0	4.6	7.2	7.2	7.2
233.3	211.4	196.4	185.1	195.2	186.5	177.6
11.0	9.6	9.8	8.5	14.0	13.5	12.7

$110,501	$96,974	$95,718	$85,315	$90,575	$83,745	$79,641
28,219	21,112	21,908	19,282	18,103	19,079	17,439
82,282	75,862	73,810	66,033	72,472	64,666	62,202
3.9	4.6	4.4	4.4	5.0	4.4	4.6
$51,505	$54,812	$54,338	$57,757	$53,895	$57,885	$53,609
3,189	7,500	3,698	5,765	3,139	11,439	16,182
179,541	165,673	162,395	154,302	149,569	147,337	138,331
—	—	—	291	—	3,413	3,107
127,048	121,898	117,918	112,912	109,366	101,455	93,751
5,983	5,907	5,809	5,550	5,475	5,322	5,152
991	963	997	1,054	1,041	1,021	1,026

$0.66	$0.55	$0.58	$0.54	$0.87	$0.82	$0.78
0.358	0.354	0.348	0.333	0.328	0.318	0.307
7.61	7.30	7.07	6.77	6.55	6.05	5.59
16,692,273	16,686,997	16,681,146	16,675,287	16,708,026	16,761,442	16,766,702

				Earnings
Quarter Ended 2008	Net Sales	Gross Profit	Net Income	per Share

First quarter	$81,434	$19,844	$7,152	$0.43
Second quarter	84,031	20,406	7,895	0.47
Third quarter	84,188	20,172	7,385	0.44
Fourth quarter	80,993	16,667	4,765	0.29

Total	$330,646	$77,089	$27,197	$1.63

Shareholder Information
Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company’s Common Shares against the cumulative total return of the NYSE Amex Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2005 and ending December 31, 2009. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561—Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., Pentair Inc., Robbins & Myers Inc. and Roper Industries Inc.
Ranges of Stock Prices
The high and low sales price and dividends per share for common shares traded on the NYSE Amex Exchange were:

	Sales Price of Common Shares
	2009		2008		Dividends Per Share
	High	Low	High	Low	2009	2008
First quarter	$32.60	$14.50	$34.60	$25.65	$.100	$.100
Second quarter	23.96	18.72	45.38	30.60	.100	.100
Third quarter	26.48	18.44	45.85	35.50	.100	.100
Fourth quarter	29.79	22.37	38.91	18.25	.105	.100
Shareholder information reported by Transfer Agent and Registrar, Computershare Investor Services, LLC, February 19, 2010:

	Holders	Shares
Individuals	1,566	2,711,101
Nominees, brokers and others	123	13,999,434

Total	1,689	16,710,535

An additional 601,683 common shares are held in Treasury.

Safe Harbor Statement
In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement: This Annual Report contains various forward-looking statements and includes assumptions concerning The Gorman-Rupp Company’s operations, future results and prospects. These forward-looking statements are based on current expectations about important economic, political, and technological factors, among others, and are subject to risks and uncertainties, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.
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