Form 10-K, Exhibit 13
period 2010-12-31
GORMAN RUPP CO
filed 2011-03-04
CIK 42682

Exhibit (13)
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
The Gorman-Rupp Company
We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2011 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG LLP
Cleveland, Ohio
March 4, 2011

Consolidated Statements of Income

	Year ended December 31,
(Thousands of dollars, except per share amounts)	2010	2009	2008
Net sales	$296,808	$266,242	$330,646
Cost of products sold	220,471	204,469	253,557

Gross profit	76,337	61,773	77,089

Selling, general and administrative expenses	37,378	35,380	38,101

Operating income	38,959	26,393	38,988
Other income	362	1,209	2,113
Other expense	(988)	(347)	(607)

Income before income taxes	38,333	27,255	40,494
Income taxes	12,370	8,986	13,297

Net income	$25,963	$18,269	$27,197

Earnings per share	$1.55	$1.09	$1.63

Average number of shares outstanding	16,724,582	16,709,047	16,705,210
See notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
(Thousands of dollars)	2010	2009
Assets
Current assets:
Cash and cash equivalents	$32,229	$44,403
Short-term investments	2,017	1,505
Accounts receivable	51,996	37,239
Inventories:
Raw materials and in-process	20,128	22,087
Finished parts	27,005	16,026
Finished products	4,316	2,393

	51,449	40,506

Deferred income taxes	2,172	2,333
Prepaid and other	3,331	5,414

Total current assets	143,194	131,400

Property, plant and equipment:
Land	2,024	1,259
Buildings	89,444	83,293
Machinery and equipment	124,771	124,019

	216,239	208,571
Accumulated depreciation	102,713	100,048

Property, plant and equipment — net	113,526	108,523

Deferred income taxes	211	864
Prepaid pension and other	3,334	1,387
Goodwill and other intangible assets	26,442	7,250

	$286,707	$249,424

See notes to consolidated financial statements.

	December 31,
	2010	2009
Liabilities and equity
Current liabilities:
Accounts payable	$12,042	$8,972
Short-term debt	25,000	15,000
Payroll and related liabilities	7,794	6,909
Commissions payable	6,591	4,348
Accrued expenses	5,880	5,098
Accrued postretirement and medical benefits	2,371	2,848

Total current liabilities	59,678	43,175

Pension benefits	—	5,044
Postretirement benefits	22,241	22,270
Deferred and other income taxes	4,954	1,323

Equity:
Common shares, without par value:
Authorized — 35,000,000 shares;
Outstanding — 16,788,535 shares in 2010 and 16,710,535 shares in 2009 (after deducting treasury shares of 523,683 in 2010 and 601,683 in 2009) at stated capital amount	5,127	5,100
Additional paid-in capital	2,400	498
Retained earnings	201,735	182,377
Accumulated other comprehensive loss	(9,428)	(11,070)

The Gorman-Rupp Company shareholders’ equity	199,834	176,905
Noncontrolling interest	—	707

Total equity	199,834	177,612

	$286,707	$249,424

Consolidated Statements of Equity

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling
(Thousands of dollars, except per share amounts)	Shares	Capital	Earnings	Income (Loss)	Interest	Total
Balances January 1, 2008	$5,098	$299	$151,168	$(7,125)	$520	$149,960

Change in Pension and OPEB measurement date			(837)			(837)

Comprehensive income:
Net income			27,197		140	27,337
Currency translation adjustments				(3,117)	(42)	(3,159)
Pension and OPEB adjustments (net of income tax expense of $4,864)				(7,581)		(7,581)

Total comprehensive income (loss)	—	—	27,197	(10,698)	98	16,597

Issuance of 4,500 treasury shares	1	156	11			168
Cash dividends — $0.400 a share			(6,682)			(6,682)

Balances December 31, 2008	5,099	455	170,857	(17,823)	618	159,206

Comprehensive income:
Net income			18,269		75	18,344
Currency translation adjustments				1,750	14	1,764
Pension and OPEB adjustments (net of income tax benefit of $2,831)				5,003		5,003

Total comprehensive income	—	—	18,269	6,753	89	25,111

Issuance of 3,000 treasury shares	1	43	18			62
Cash dividends — $0.405 a share			(6,767)			(6,767)

Balances December 31, 2009	5,100	498	182,377	(11,070)	707	177,612

Comprehensive income:
Net income			25,963		66	26,029
Currency translation adjustments				139	(46)	93
Pension and OPEB adjustments (net of income tax benefit of $864)				1,549		1,549

Total comprehensive income	—	—	25,963	1,688	20	27,671

Purchase of noncontrolling interest		166		(46)	(727)	(607)
Purchase of 25,000 treasury shares	(8)	(487)	(143)			(638)
Issuance of 103,000 treasury shares	35	2,223	562			2,820
Cash dividends — $0.420 a share			(7,024)			(7,024)

Balances December 31, 2010	$5,127	$2,400	$201,735	$(9,428)	$—	$199,834

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2010	2009	2008
Cash flows from operating activities:
Net income	$25,963	$18,269	$27,197
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,601	8,955	7,848
Proceeds from insured loss	819	1,305	1,093
Deferred income taxes	4,166	2,633	2,675
Changes in operating assets and liabilities:
Accounts receivable	(10,618)	10,961	(944)
Inventories	(1,223)	14,979	(3,658)
Accounts payable	655	(6,906)	1,716
Commissions payable	2,243	(898)	238
Pension benefits	(4,962)	(3,248)	2,429
Other	979	3,583	(9,197)

Net cash provided by operating activities	28,623	49,633	29,397

Cash flows from investing activities:
Capital additions — net	(8,310)	(38,071)	(27,909)
Proceeds from insured loss	20	95	428
Redemptions (purchases) of short-term investments	(512)	(1,500)	5,586
Proceeds from sale of product line	—	1,420	—
Payment for acquisition	(33,856)	—	—

Net cash used for investing activities	(42,658)	(38,056)	(21,895)

Cash flows from financing activities:
Cash dividends	(7,024)	(6,767)	(6,682)
Proceeds from bank borrowings	35,000	24,806	—
Payments to bank for borrowings	(25,000)	(9,806)	—
Treasury stock purchase	(638)	—	—
Purchase of noncontrolling interest	(607)	—	—

Net cash provided by (used for) financing activities	1,731	8,233	(6,682)

Effect of exchange rate changes on cash	130	800	(1,631)

Net increase (decrease) in cash and cash equivalents	(12,174)	20,610	(811)

Cash and cash equivalents:
Beginning of year	44,403	23,793	24,604

End of year	$32,229	$44,403	$23,793

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
Cash Equivalents and Short-Term Investments
The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2010 and 2009 consist primarily of certificates of deposit.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends, and other relevant information.
Inventories
Inventories are stated at the lower of cost or market. The costs for approximately 82% of inventories at December 31, 2010 and 90% at December 31, 2009 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.
Long-Lived Assets
Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment, and intangible assets subject to amortization are computed principally by the straight-line method over the estimated useful lives of the assets and are included in cost of products sold and selling, general and administrative expenses based on the use of the assets.
The estimated useful life generally ranges from 20 to 50 years for buildings and 5 to 15 years for machinery and equipment. Software is depreciated over 3 to 5 years.
Amortization of intangible assets is determined based on the following lives:

Technology & drawings	15-20 years
Customer relationships	9-10 years
Other intangibles	2-18 years
Long-lived assets, except goodwill and indefinite life intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses are recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts.
Goodwill and Indefinite Life Intangible Assets
Goodwill and indefinite life intangible assets recognized in connection with business acquisitions are not amortized to expense. Indefinite life intangible assets primarily consist of trademarks and trade names. Goodwill and indefinite life intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value.
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
The Company completed its annual impairment test for each year presented and confirmed no reporting unit was at risk of failing the impairment test for any prior periods presented herein.
Revenue Recognition
Revenue from product sales is recognized when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.

Concentration of Credit Risk
The Company generally does not require collateral from its customers and has a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2010, 2009 or 2008.
Shipping and Handling Costs
The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.
Advertising
The Company expenses all advertising costs as incurred, which for the years ended December 31, 2010, 2009 and 2008 totaled $3.2 million, $2.7 million, and $3.6 million, respectively.
Product Warranties
A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are as follows:

	2010	2009	2008
Balance at beginning of year	$1,863	$2,048	$1,682
Provision	1,217	1,915	3,231
Claims allowed	(1,537)	(2,100)	(2,865)

Balance at end of year	$1,543	$1,863	$2,048

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
Fair Value
The book value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximates their fair value.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Reclassification
Certain amounts for 2008 and 2009 have been reclassified to conform to the 2010 presentation.
Note B — Allowance for Doubtful Accounts
The allowance for doubtful accounts was $371,000 and $507,000 at December 31, 2010 and 2009, respectively.
Note C — Inventories
The excess of replacement cost over LIFO cost is approximately $47.1 million and $47.6 million at December 31, 2010 and 2009, respectively. Replacement cost approximates current cost. Some inventory quantities were reduced during 2010 and 2009 resulting in liquidation of certain LIFO quantities carried at lower costs from earlier years versus current year costs. The related effect increased net income by $829,000 in 2010 ($.05 per share) and $1.9 million ($0.12 per share) in 2009. Allowances for excess and obsolete inventory totaled $2.7 million and $2.2 million at December 31, 2010 and 2009, respectively.
Note D — Financing Arrangements
Under an unsecured bank loan agreement which matures in November 2011, the Company borrowed $35.0 million with interest at LIBOR plus .75%, adjustable and payable monthly. The borrowing occurred on October 1, 2010 to help finance the acquisition of National Pump Company. At December 31, 2010, $25.0 million was outstanding against this agreement.
Under an unsecured bank line of credit which matures in November 2011, the Company may borrow up to $20.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company. At December 31, 2010, $18.9 million was available for borrowing after deducting $1.1 million in outstanding letters of credit.
The Company also has a $10.0 million unsecured bank line of credit which matures in May 2011. Interest is payable monthly at LIBOR plus .75%. At December 31, 2010, $6.6 million was available for borrowing after deducting $3.4 million in outstanding letters of credit.

Notes to Consolidated Financial Statements
The financing arrangements described previously contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2010, the Company was in compliance with all requirements.
Interest expense, which approximates interest paid, was $175,000, $170,000 and $45,000 in 2010, 2009 and 2008, respectively.
The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to operating leases were $852,000, $741,000 and $762,000 in 2010, 2009 and 2008, respectively.
The future minimum lease payments due under these operating leases as of December 31, 2010 are:

2011	2012	2013	2014	2015	Thereafter	Total
$731	$653	$583	$502	$192	$1,404	$4,065
Note E — Accumulated Other Comprehensive Loss
The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	2010	2009
Currency translation adjustments	$768	$675
Pension and OPEB adjustments (net of income tax benefits of $6,680 in 2010 and $7,544 in 2009)	(10,196)	(11,745)

	$(9,428)	$(11,070)

Note F — Income Taxes
The components of income before income taxes are:

	2010	2009	2008
United States	$34,593	$25,213	$35,939
Foreign countries	3,740	2,042	4,555

	$38,333	$27,255	$40,494

The components of income tax expense are as follows:

	2010	2009	2008
Current expense:
Federal	$6,369	$4,975	$8,945
Foreign	1,064	734	1,173
State and local	771	644	504

	8,204	6,353	10,622

Deferred expense (benefit):
Federal	4,138	2,961	$2,668
Foreign	(42)	(142)	(288)
State and local	70	(186)	295

	4,166	2,633	2,675

Income tax expense	$12,370	$8,986	$13,297

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is as follows:

	2010	2009	2008
Income taxes at statutory rate	$13,417	$9,539	$14,173
State and local income taxes, net of federal tax benefit	547	298	519
Tax credits	(350)	(300)	(1,232)
IRC Section 199	(599)	(216)	(551)
Dividend from foreign subsidiary	—	—	884
Lower foreign taxes differential	(287)	(261)	(709)
Other	(358)	(74)	213

	$12,370	$8,986	$13,297

Deferred tax assets and liabilities consist of:

	2010	2009	2008
Deferred tax assets:
Inventories	$—	$806	$—
Accrued liabilities	2,237	1,775	2,192
Postretirement health benefits obligation	7,849	7,793	8,527
Pension	—	305	2,632
Other	1,834	1,745	864

Total deferred tax assets	11,920	12,424	14,215

Deferred tax liabilities:
Inventories	391	—	736
Depreciation and amortization	11,524	9,579	5,857
Pension	2,001	—	—

Total deferred tax liabilities	13,916	9,579	6,593

Net deferred tax assets (liabilities)	$(1,996)	$2,845	$7,622

The Company made income tax payments of $8.1 million, $6.1 million and $10.8 million in 2010, 2009 and 2008, respectively.
At December 31, 2010, total unrecognized tax benefits were $1.3 million. Of the total, $642,000 of unrecognized tax benefits, if ultimately recognized, would reduce the Company’s annual effective tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
Balance at beginning of year	$1,461	$870	$844
Additions based on tax positions related to the current year	106	110	174
Additions (reductions) for tax positions of prior years	149	665	(1)
Reductions due to lapse of applicable statute of limitations	(157)	(184)	(47)
Settlements	(261)	—	(100)

Balance at end of year	$1,298	$1,461	$870

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2007.
The Company is currently under examination by the Canadian Revenue Agency for tax years ending 2004 — 2006. Management has filed a Competent Authority relief request with both U.S. and Canadian tax authorities to eliminate a double tax treatment dispute. Under the most recent U.S. - Canadian tax protocol, Competent Authority assessments should achieve symmetry under binding arbitration. Any adjustment resulting from Competent Authority resolution of the examination will not have a material impact on the financial position of the Company.
The statutes of limitations in taxing jurisdictions expire in varying periods. The Company has an unrecognized tax benefit of $54,000 which will be recognized if the relevant statute of limitations expires in the next 12 months without the relevant taxing authority examining the applicable return.
The Company resolved income tax filing issues in several states that resulted in a $369,000 reduction which includes taxes, interest, and penalties.
The Company has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries that might be payable if these earnings were repatriated since the Company considers these amounts to be permanently invested.
The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $310,000 and $391,000 for the payment of interest and penalties at December 31, 2010 and 2009, respectively.
Note G — Pensions and Other Postretirement Benefits
The Company sponsors a defined benefit pension plan covering a majority of its employees. Additionally, the Company sponsors a defined contribution pension plan at one location not participating in the defined benefit pension plan.
A 401(k) plan that includes a partial Company match is also available. For most United States employees hired after January 1, 2008, an enhanced 401(k) plan is available instead of the Company’s defined benefit pension plan. Benefits are based on age and years of service. Employees hired prior to January 1, 2008 were not affected by the change.
Total contributions for the defined contribution pension plan and the 401(k) plan in 2010, 2009 and 2008 were $928,000, $867,000 and $932,000, respectively.
The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2010 and is expected to remain constant going forward.

Notes to Consolidated Financial Statements
The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its financial statements. The following table presents the plan funded status as of the measurement date reconciled with amounts recognized in the Company’s consolidated balance sheets (see table, page 20):

	Pension		Postretirement
	Benefits		Benefits
	2010	2009	2010	2009
Accumulated benefit obligation at end of year	$50,645	$48,123	$23,882	$23,919

Change in benefit obligation:
Benefit obligation at beginning of year	$60,413	$55,497	$23,919	$25,577
Service cost	2,721	2,752	1,107	1,213
Interest cost	3,155	3,403	1,259	1,580
Benefits paid	(5,328)	(5,554)	(1,637)	(1,394)
Effect of foreign exchange	—	—	46	103
Actuarial (gain) or loss	1,904	4,315	(812)	(3,160)

Benefit obligation at end of year	62,865	60,413	$23,882	$23,919

Change in plan assets:
Fair value of plan assets at beginning of year	55,369	44,076	$—	$—
Actual return on plan assets	6,909	10,647	—	—
Employer contributions	7,200	6,200	1,637	1,394
Benefits paid	(5,328)	(5,554)	(1,637)	(1,394)

Fair value of plan assets at end of year	64,150	55,369	—	—

Funded status at end of year	$1,285	$(5,044)	$—	$—

Amounts recognized in the statement of financial position consist of:
Current liabilities	$—	$—	$(1,641)	$(1,649)
Noncurrent assets (liabilities)	1,285	(5,044)	(22,241)	(22,270)

	$1,285	$(5,044)	$(23,882)	$(23,919)

Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial (gain) or loss	$24,673	$26,826	$(7,797)	$(7,537)
Deferred tax (benefit) expense	(9,622)	(10,408)	2,942	2,864

After tax actuarial (gain) or loss	$15,051	$16,418	$(4,855)	$(4,673)

Components of net periodic benefit cost:
Service cost	$2,721	$2,752	$1,107	$1,213
Interest cost	3,155	3,403	1,259	1,580
Expected return on plan assets	(4,428)	(3,536)	—	—
Recognized actuarial (gain) or loss	1,576	2,107	(574)	(225)

Net periodic benefit cost	3,024	4,726	1,792	2,568

Other changes in plan assets and benefit obligations recognized in other comprehensive loss:
Net loss (gain)	(2,154)	(4,903)	(237)	(3,160)

Total income (loss) recognized in net periodic benefit cost and other comprehensive income	$870	$(177)	$1,555	$(592)

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants. The gain or loss in excess of the greater of 10% of the benefit obligation or the market-related value of assets is amortized on a straight line basis over the average remaining service period of active participants.

	Pension		Postretirement
	Benefits		Benefits
	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	5.00%	5.60%	4.85%	5.50%
Rate of compensation increase	3.50%	3.50%	—	—

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	5.60%	6.30%	5.50%	6.40%
Expected long-term rate of return on plan assets	8.00%	8.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

The investment return of the Company’s Pension Plan asset allocation will be measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations.
Equities (including all convertible securities) may comprise up to 70% of the Plan’s market value, with a minimum requirement of 20%. Fixed income/floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Plan’s market value and may represent as little as 30%. Cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the Plan’s market value. Cash may constitute zero assets in the account at the manager’s discretion. Non-U.S. corporate securities may comprise up to 35% of the Account.
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
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Total assets at fair value (all mutual funds)	$64,150	$—	$—	$64,150

	Pension
	2010	2009
Asset allocation by category:
U.S. equity	$22,008	$15,219
Non-U.S. equity	9,668	4,719
Balanced	10,706	8,531
U.S. fixed income	21,753	24,578
Cash and cash equivalents	15	2,322

Total fair value of Plan assets	$64,150	$55,369

Contributions
The Company expects to contribute approximately $6.0 million to its pension plan in 2011.
Expected future benefit payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	2011	2012	2013	2014	2015	Thereafter
Pension	$2,996	$4,453	$5,446	$5,893	$5,561	$31,948
Postretirement	1,680	1,657	1,626	1,735	1,826	10,926
A one percentage point change in the assumed health care trend would change postretirement expense by approximately $200,000, while changing the benefit obligation by approximately $1.7 million.

Notes to Consolidated Financial Statements
Note H — Goodwill and Other Intangible Assets
The major components of goodwill and other intangible assets are as follows:

	2010		2009
	Historical	Accumulated	Historical	Accumulated
	Cost	Amortization	Cost	Amortization
Amortized intangible assets:
Customer relationships	$5,274	$457	$874	$267
Technology & drawings	4,600	864	1,400	731
Other intangibles	1,563	1,266	1,324	1,168

Total amortized intangible assets	11,437	2,587	3,598	2,166

Goodwill	14,672	—	4,798	—
Trade names & trademarks	2,920	—	1,020	—

Total	$29,029	$2,587	$9,416	$2,166

Amortization of intangible assets in 2010, 2009 and 2008 was $421,000, $371,000 and $496,000, respectively. Amortization of these intangible assets for 2011 through 2015 is expected to approximate $850,000 per year. The increase in goodwill and other intangible assets in 2010 is related to the acquisition of National Pump Company.
Note I — Flood Insurance Recoveries
The Company maintains insurance coverage, including flood insurance, which provides for reimbursement of losses resulting from property damage, loss of product and business interruption.
In September 2009, the Company’s Patterson Pump Company subsidiary was damaged by flooding. The Company incurred costs and damages related to the flood of $2.3 million, less a $50,000 insurance deductible. During 2010 and 2009, the Company received reimbursement payments of $839,000 and $1.4 million, respectively.
Note J — Acquisition
On October 1, 2010, the Company acquired substantially all of the assets and certain liabilities of privately-held National Pump Company LLC for a purchase price of approximately $36.6 million, net of cash acquired. The purchase price consisted of cash of $33.9 million and issuance of 100,000 common shares of stock with a fair value of $2.7 million. National Pump Company, founded in 1969, is headquartered in Glendale, Arizona. Its principal products are vertical turbine line shaft and submersible pumps as well as centrifugal pumps, high-pressure booster pumps and packaged pump station systems. National Pump Company’s specialty expertise is in designing, manufacturing and distributing deep-well vertical turbine pumps for industrial process water supply, agricultural irrigation supply and municipal water supply. Additionally, it provides specialty pumps for petroleum, mining and OEM applications. National Pump Company operates as a subsidiary of the Company. Pro-forma financial information is not considered material and not presented.
Goodwill is primarily attributable to market synergies and is substantially all deductible for tax purposes.
The final purchase price allocation of the net assets acquired, in millions of dollars, is presented below:

Current assets (net of $3.0 million current liabilities)	$10.9
Property, plant and equipment	6.1
Goodwill	9.9
Intangibles and other assets	9.7

Net assets acquired	$36.6

Note K — Business Segment Information
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

	2010	%	2009	%	2008	%
United States	$180,705	61	$169,844	64	$227,423	69
Foreign countries	116,103	39	96,398	36	103,223	31

Total	$296,808	100	$266,242	100	$330,646	100

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Overview
The Gorman-Rupp Company is a leading designer, manufacturer and marketer of pumps and related equipment (pump and motor controls) for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company attributes its success to product quality, application and performance combined with delivery and service, and continual development initiatives to improve performance in these key areas.
During 2010, the Company experienced improved incoming orders and financial results compared to depressed 2009 levels, with earnings largely driven by organic revenue and improved operating performance. The Company experienced increased overtime compensation and temporary labor expense during 2010 and began hiring additional employees due to expanding customer demand and requirements for the replacement of retiring employees. Customer order growth continues to be encouraging, but the Company remains cautious until the full economic recovery becomes more evident.
On October 1, 2010 the Company acquired National Pump Company. Its principal products are vertical turbine line shaft and submersible pumps as well as centrifugal pumps, high-pressure booster pumps and packaged pump station systems.
Results of Operations 2010 Compared to 2009
The Company recorded net sales of $296.8 million in 2010 compared to net sales of $266.3 million in 2009, an increase of $30.5 million or 11.5%. The increase in net sales principally resulted from improved business conditions in 2010 compared to the severe economic downturn of 2009, with increases in sales in most of the markets the Company serves. The fourth quarter also includes accretive results of National Pump Company acquired October 1, 2010.
Sales of fire pumps increased $8.5 million from 2009 primarily due to increased growth in international construction activity in oil-producing countries. Other markets experiencing significant increases in 2010 were the municipal market of $7.6 million, the construction and rental market of $7.5 million and the industrial market of $7.2 million. The agriculture market increased $3.1 million due to the acquisition of National Pump Company, while custom pumps increased $2.9 million due to higher levels of water supply projects. Partially offsetting these increases was a decrease in the OEM market of $6.5 million related to power generation.
International sales amounted to $116.1 million in 2010 compared to $96.4 million in 2009, an increase of $19.7 million, representing a 20.4% increase from 2009 levels. International sales represented 39% and 36% of total sales for the Company in 2010 and 2009, respectively. The Company continues to experience positive momentum in the international market due to its emphasis on geographical expansion over the past several years.
The backlog of orders at December 31, 2010 was $107.4 million compared to $93.7 million at December 31, 2009, an increase of $13.7 million or 14.6%. The backlog increase was primarily due to increased orders in the construction, rental and custom pump markets along with the inclusion of National Pump Company’s backlog following its acquisition. Partially offsetting these increases were declines in the municipal and OEM markets. The Company expects to ship substantially the entire backlog of orders during 2011.
Cost of products sold in 2010 was $220.5 million compared to $204.5 million in 2009, an increase of $16.0 million or 7.8% primarily due to higher sales volume which resulted in additional material costs of $13.8 million, including increased LIFO expense of $1.6 million as a result of higher inventory levels at some locations and changes in price indexes. Manufacturing costs included increases in production labor costs and benefits of $1.0 million related to higher production levels and depreciation expense of $1.3 million as a result of a full year’s depreciation on the new Mansfield manufacturing facility that was occupied in the fourth quarter of 2009. Profit sharing expense increased $940,000 due to higher operating income levels. Partially offsetting these increases is decreased pension expense of $1.2 million due to the rebound in equity markets. As a percent of net sales, cost of products sold was 74.3% in 2010 compared to 76.8% in 2009. Gross profit was $76.3 million in 2010 compared to $61.8 million in 2009, an increase of 23.5%. As a percent of net sales, gross profit was 25.7% and 23.2% in 2010 and 2009, respectively.
Selling, general and administrative (SG&A) expenses in 2010 were $37.4 million compared to $35.4 million in 2009, an increase of $2.0 million or 5.6%. The increase in SG&A expenses is principally due to the inclusion of National Pump Company’s expenses for the fourth quarter of 2010. Also, travel and advertising expenses increased $886,000 due to increased participation in trade shows during 2010. Pension expense decreased $558,000 due to the rebound in equity markets. As a percent of net sales, SG&A expenses were 12.6% in 2010 compared to 13.3% in 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other income in 2010 was $362,000 compared to $1.2 million in 2009, a decrease of $838,000 or 69.8% primarily due to gain on the sale of a product line recognized during 2009.
Other expense was $988,000 and $347,000 in 2010 and 2009, respectively. The increase of $641,000 was primarily due to losses recognized on disposal of assets related to the former Mansfield Division facilities.
The effective income tax rate was 32.3% in 2010 compared to 33.0% in 2009.
Net income for 2010 was $26.0 million compared to $18.3 million in 2009, an increase of $7.7 million or 42.1%. As a percent of net sales, net income was 8.7% and 6.9% in 2010 and 2009, respectively.
Earnings per share were $1.55 in 2010 compared to $1.09 in 2009, an increase of $0.46 per share.
Results of Operations 2009 Compared to 2008
The Company recorded net sales of $266.3 million in 2009 compared to record net sales of $330.7 million in 2008, a decrease of $64.4 million or 19.5%. The decline in net sales principally resulted from the severe global recession which negatively impacted sales in most of the markets the Company serves.
The most significant declines in net sales were in the fire protection market of $20.4 million primarily due to the decrease in commercial construction activity, the construction market of $17.0 million and the wastewater market of $14.2 million primarily due to infrastructure- related projects being halted in anticipation of federal stimulus funding. Partially offsetting these decreases was an increase of custom pump sales of $4.0 million related to flood control projects.
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
The backlog of orders at December 31, 2009 was $93.7 million compared to $107.8 million at December 31, 2008, a decrease of $14.1 million or 13.1%. The backlog decreased primarily due to a lessening of orders in the original equipment market. Substantially the entire current backlog of orders is expected to ship during 2010.
Cost of products sold in 2009 was $204.5 million compared to $253.6 million in 2008, a decrease of $49.1 million or 19.4%. The decrease in cost of products sold was primarily due to lower sales volume, including a $6.8 million decrease in LIFO expense due to reduced inventory levels resulting in partial liquidation of LIFO quantities. Manufacturing costs included decreases in compensation and payroll taxes of $7.0 million and supplies, patterns and tooling of $1.8 million primarily due to lower production levels. Also, warranty expense decreased $1.3 million due to estimates related to lower sales volume and claims experience, and profit sharing expense decreased $1.0 million related to lower operating income. Partially offsetting these decreases is increased pension expense of $1.6 million resulting from the significant market value declines in the worldwide equity markets in 2008 which resulted in higher pension expense in 2009. As a percent of net sales, cost of products sold was 76.8% in 2009 compared to 76.7% in 2008. Gross profit was $61.8 million in 2009 compared to $77.1 million in 2008, a decrease of 19.8%. As a percent of net sales, gross profit was 23.2% and 23.3% in 2009 and 2008, respectively.
Selling, general and administrative (SG&A) expenses in 2009 were $35.4 million compared to $38.1 million in 2008, a decrease of $2.7 million. The decrease in SG&A expenses is principally due to lower advertising and travel expenses of $1.6 million and supplies of $418,000 as the previous year included expenses related to the Construction Expo and IFAT trade shows held every three years. In addition, the level of these expenses was curtailed in 2009 due to the economic downturn. Professional services decreased $532,000 primarily due to additional expenses in 2008 relating to computer system upgrades. Compensation and payroll taxes decreased $361,000 principally due to reduced headcount and temporary wage reductions. Partially offsetting these decreases are increases in pension expense of $913,000 resulting from the significant market value declines in the worldwide equity markets in 2008 and in health care expense of $217,000 due to increased medical claims and higher medical costs. As a percent of net sales, SG&A expenses were 13.3% during 2009 and 11.5% in 2008.
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
Trends
The Company is not exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with letters of credit.
For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and two of its subsidiaries remain drawn into mass-scale asbestos-related litigation, typically as one of hundreds of co-defendants in a particular proceeding; the vast majority of these cases are against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/ or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In forty-three cases, the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by its insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests.
Management does not currently believe that the small number of legal proceedings arising out of the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company’s consolidated results of operations, liquidity or financial condition.
Liquidity and Sources of Capital
Cash equivalents and short-term investments totaled $34.2 million and there was $25.0 million in outstanding bank debt at December 31, 2010. In addition, the Company had $25.5 million available in bank lines of credit after deducting $4.5 million in outstanding letters of credit primarily related to customer orders. The Company was in compliance with all restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2010.
Capital expenditures for 2011, consisting principally of machinery and equipment, are estimated to be $5 to $8 million and are expected to be financed through internally generated funds and existing lines of credit. During 2010, 2009 and 2008, the Company financed its capital improvements and working capital requirements principally through internally generated funds, proceeds from short-term investments and proceeds from a bank loan agreement.
Net cash provided by operating activities was $28.6 million, $49.6 million and $29.4 million for 2010, 2009 and 2008, respectively. As operations improved during the year from the previous year’s severe recession, higher sales resulted in increased accounts receivable, inventories, accounts payable and commissions payable during 2010, whereas these items generally declined in 2009.
Cash used for investing activities was $42.7 million, $38.1 million and $21.9 million for 2010, 2009 and 2008, respectively. National Pump Company was acquired in October 2010 for cash consideration of $33.9 million. Total capital expenditures of approximately $58.5 million for the new Mansfield facilities, substantially completed in 2009, have been incurred as of December 31, 2010 -$3.9 million in 2010, $30.7 million in 2009, $21.5 million in 2008 and $2.4 million in 2007.
Net cash provided by (used for) financing activities was $1.7 million in 2010, $8.2 million in 2009 and ($6.7) million in 2008. During 2010, financing activities consisted principally of short-term bank borrowings of $35.0 million used to partially finance the acquisition of National Pump Company, of which $10.0 million was paid back during 2010, with the remaining $25.0 million of borrowings expected to be paid back by the end of 2011. In addition, the Company paid back the outstanding balance of $15.0 million on short-term debt used to partially finance the Mansfield facilities and made payments for dividends of $7.0 million.
On January 27, 2011, the Board of Directors authorized the payment of a quarterly dividend of $0.105 per share, representing the 244th consecutive quarterly dividend paid by the Company and the 38th consecutive year of increased dividends. The dividend yield at December 31, 2010 was 1.3%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The changes in foreign currency translation against the U.S. dollar increased cash by $130,000 in 2010 and $800,000 in 2009, and decreased cash by $1.6 million in 2008.
The ratio of current assets to current liabilities was 2.4 to 1 and 3.0 to 1 at December 31, 2010 and 2009, respectively. Management believes that cash on hand, combined with cash provided by operating activities and existing financing capabilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the payment of quarterly dividends, and principal and interest on debt outstanding.
While the Company currently expects to continue its 61-year history of paying regular quarterly dividends, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company’s financial condition and business outlook at the applicable time.
Contractual Obligations
The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $852,000, $741,000 and $762,000 in 2010, 2009 and 2008, respectively. The future minimum payments due under these leases as of December 31, 2010 are:

		Less			More
		than 1	1-3	3-5	than 5
	Total	Year	Years	Years	Years
Operating leases	$4,065	$731	$1,236	$694	$1,404

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
In preparing these consolidated financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the consolidated financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.
Revenue Recognition
Substantially all of the Company’s revenues from product sales are recognized when all of the following criteria are met: persuasive evidence of a sale arrangement exists, the price is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers, and collectability is probable. Product delivery occurs when the risks and rewards of ownership and title pass, which usually occurs upon shipment to the customer.
Allowance for Doubtful Accounts
The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial downgrading of credit scores, etc.), the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a major customer’s ability to meet its financial obligations), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company’s collection history has been good.
Inventories and Related Allowance
Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced large write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for the majority of its inventories.
Pension Plans and Other Postretirement Benefit Plans
The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements.
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

The discount rate used to value pension plan obligations was 5.00% and 5.60% in 2010 and 2009, respectively. The discount rate used to value postretirement obligations was 4.85% and 5.50% at December 31, 2010 and 2009, respectively. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2010 and 2009 was 8.00%. Actual pension plan asset performance will either reduce or increase unamortized losses included in accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2010 and 2009. The assumption used for the rate of increase in medical costs over the next five years was essentially unchanged in 2010 from 2009.
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
Goodwill and Other Intangible Assets
The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives.
Goodwill and indefinite life intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value. No reporting unit was at risk of failing the impairment test in the years presented herein.
Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.
These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows.
Other Matters
Transactions with related parties are in the ordinary course of business and are not material to the Company’s consolidated financial position, net income or cash flows.
The Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated “special purpose entities.”
The Company is not a party to any long-term debt agreements, or any material capital leases or purchase obligations.

Report of Management on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act rules 13[a]—15[f ]). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.
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
Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.
The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on management’s assessment of the Company’s internal control over financial reporting as of December 31, 2010. This report is included on the following page.
/s/ JEFFREY S. GORMAN
Jeffrey S. Gorman
President and Chief Executive Officer
/s/ WAYNE L. KNABEL
Wayne L. Knabel
Chief Financial Officer
March 4, 2011

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
The Gorman-Rupp Company
We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 of The Gorman-Rupp Company and our report dated March 4, 2011 expressed an unqualified opinion thereon.
/s/ ERNST & YOUNG, LLP
Cleveland, Ohio
March 4, 2011

Eleven-Year Summary of Selected Financial Data
(Thousands of dollars, except per share amounts)

	2010	2009	2008	2007
Operating Results
Net sales	$296,808	$266,242	$330,646	$305,562
Gross profit	76,337	61,773	77,089	67,452
Income taxes	12,370	8,986	13,297	12,524
Net income	25,963	18,269	27,197	22,859
Depreciation and amortization	10,601	8,955	7,848	7,597
Interest expense	175	170	45	49
Return on net sales (%)	8.7	6.9	8.2	7.5
Sales dollars per employee	304.4	264.1	302.5	286.9
Income dollars per employee	26.6	18.1	24.9	21.5

Financial Position
Current assets	$143,194	$131,400	$134,266	$135,288
Current liabilities	59,678	43,175	35,569	33,481
Working capital	83,516	88,225	98,697	101,807
Current ratio	2.4	3.0	3.8	4.0
Property, plant and equipment — net	$113,526	$108,523	$80,406	$59,970
Capital additions	8,310	38,071	27,909	12,826
Total assets	286,707	249,424	231,538	211,534
Long-term debt	—	—	—	—
Equity	199,834	177,612	159,206	149,960
Dividends paid	7,024	6,767	6,682	6,503
Average number of employees	975	1,008	1,093	1,065

Shareholder Information
Earnings per share	$1.55	$1.09	$1.63	$1.37
Cash dividends per share	0.420	0.405	0.400	0.388
Equity per share at December 31	11.95	10.63	9.53	8.98
Average number of shares outstanding	16,724,582	16,709,047	16,705,210	16,701,175
Summary of Quarterly Results of Operations
(Thousands of dollars, except per share amounts)
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2010 and 2009:

				Earnings
Quarter Ended 2010	Net Sales	Gross Profit	Net Income	per Share

First quarter	$65,786	$15,449	$4,497	$0.27
Second quarter	72,380	17,286	5,656	0.34
Third quarter	73,953	18,655	6,155	0.37
Fourth quarter	84,689	24,947	9,655	0.57

Total	$296,808	$76,337	$25,963	$1.55

2006	2005	2004	2003	2002	2001	2000

$270,910	$231,249	$203,554	$195,826	$195,081	$203,169	$190,384
58,676	47,071	42,425	41,851	41,451	48,108	48,430
8,654	6,235	5,075	4,613	5,267	8,450	8,400
19,072	10,903	9,277	9,787	8,936	14,585	13,796
6,688	6,808	7,179	7,274	7,035	7,128	6,863
41	25	40	56	72	116	183
7.0	4.7	4.6	5.0	4.6	7.2	7.2
258.3	233.3	211.4	196.4	185.1	195.2	186.5
18.2	11.0	9.6	9.8	8.5	14.0	13.5

$120,118	$110,501	$96,974	$95,718	$85,315	$90,575	$83,745
27,646	28,219	21,112	21,908	19,282	18,103	19,079
92,472	82,282	75,862	73,810	66,033	72,472	64,666
4.3	3.9	4.6	4.4	4.4	5.0	4.4
$52,351	$51,505	$54,812	$54,338	$57,757	$53,895	$57,885
7,258	3,189	7,500	3,698	5,765	3,139	11,439
187,540	179,541	165,673	162,395	154,302	149,569	147,337
—	—	—	—	291	—	3,413
128,142	127,048	121,898	117,918	112,912	109,366	101,455
6,126	5,983	5,907	5,809	5,550	5,475	5,322
1,049	991	963	997	1,054	1,041	1,021

$1.14	$0.66	$0.55	$0.58	$0.54	$0.87	$0.82
0.365	0.358	0.354	0.348	0.333	0.328	0.318
7.67	7.61	7.30	7.07	6.77	6.55	6.05
16,696,962	16,692,273	16,686,997	16,681,146	16,675,287	16,708,026	16,761,442

				Earnings
Quarter Ended 2009	Net Sales	Gross Profit	Net Income	per Share

First quarter	$71,598	$15,345	$4,506	$0.27
Second quarter	68,345	15,790	4,867	0.29
Third quarter	64,096	16,100	5,177	0.31
Fourth quarter	62,203	14,538	3,719	0.22

Total	$266,242	$61,773	$18,269	$1.09

Shareholder Information
Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company,
NYSE Amex Exchange Index and Peer Group Index
ASSUMES $100 INVESTED ON JANUARY 01, 2006 AND DIVIDENDS REINVESTED THROUGH YEAR ENDING DECEMBER 31, 2010.
Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company’s Common Shares against the cumulative total return of the NYSE Amex Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2006 and ending December 31, 2010. The issuers in the Peer Group Index were selected on a line-of-business basis by reference to SIC Code 3561— Pumps and Pumping Equipment. The Peer Group Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., Pentair Inc., Robbins & Myers Inc. and Roper Industries Inc.
Ranges of Stock Prices
The high and low sales price and dividends per share for common shares traded on the NYSE Amex Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2010		2009		2010	2009
	High	Low	High	Low
First quarter	$28.85	$22.81	$32.60	$14.50	$.105	$.100
Second quarter	30.49	24.72	23.96	18.72	.105	.100
Third quarter	31.47	24.00	26.48	18.44	.105	.100
Fourth quarter	37.40	26.68	29.79	22.37	.105	.105
Shareholder information reported by Transfer Agent and Registrar, Computershare Investor Services, LLC, February 23, 2011:

	Holders	Shares
Individuals	1,918	2,576,004
Nominees, brokers and others	125	14,212,531

Total	2,043	16,788,535

An additional 523,683 common shares are held in Treasury.

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