Form 10-K, Exhibit 13
period 2011-12-31
GORMAN RUPP CO
filed 2012-03-05
CIK 42682

Exhibit (13)

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders of

The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

March 5, 2012

Consolidated Statements of Income

(Thousands of dollars, except per share amounts)	Year ended December 31,
	2011	2010	2009
Net sales	$359,490	$296,808	$266,242
Cost of products sold	271,653	220,471	204,469

Gross profit	87,837	76,337	61,773
Selling, general and administrative expenses	44,843	37,378	35,380

Operating income	42,994	38,959	26,393
Other income	409	362	1,209
Other expense	(718)	(988)	(347)

Income before income taxes	42,685	38,333	27,255
Income taxes	13,881	12,370	8,986

Net income	$28,804	$25,963	$18,269

Earnings per share	$1.37	$1.24	$0.87

Average number of shares outstanding	20,987,663	20,905,728	20,886,309

Share amounts and per share data reflect the 5 for 4 stock split effective June 10, 2011.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(Thousands of dollars)	December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$20,142	$32,229
Short-term investments	1,060	2,017
Accounts receivable—net	56,419	51,996
Inventories—net:
Raw materials and in-process	30,480	20,128
Finished parts	36,451	27,005
Finished products	6,262	4,316

	73,193	51,449
Deferred income taxes	2,711	2,172
Prepaid and other	2,347	3,331

Total current assets	155,872	143,194
Property, plant and equipment:
Land	2,270	2,024
Buildings	91,395	89,444
Machinery and equipment	132,743	124,771

	226,408	216,239
Accumulated depreciation	112,059	102,713

Property, plant and equipment—net	114,349	113,526
Deferred income taxes	205	211
Prepaid pension and other	2,793	3,334
Goodwill and other intangible assets	25,481	26,442

	$298,700	$286,707

Share amounts reflect the 5 for 4 stock split effective June 10, 2011.

See notes to consolidated financial statements.

	December 31,
	2011	2010
Liabilities and equity
Current liabilities:
Accounts payable	$15,679	$12,042
Short-term debt	10,000	25,000
Payroll and employee related liabilities	10,283	10,165
Commissions payable	7,757	6,591
Accrued expenses	7,154	5,880

Total current liabilities	50,873	59,678
Pension benefits	6,571	—
Postretirement benefits	22,705	22,241
Deferred and other income taxes	3,787	4,954

Total liabilities	83,936	86,873
Equity:
Common shares, without par value:
Authorized—35,000,000 shares;
Outstanding—20,990,893 shares in 2011 and 20,985,668 shares in 2010 (after deducting treasury shares of 648,603 in 2011 and 654,603 in 2010) at stated capital amount	5,128	5,127
Additional paid-in capital	2,544	2,400
Retained earnings	223,136	201,735
Accumulated other comprehensive loss	(16,044)	(9,428)

Total equity	214,764	199,834

	$298,700	$286,707

Consolidated Statements of Equity

(Thousands of dollars, except per share amounts)	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interest	Total
Balances January 1, 2009	$5,099	$455	$170,857	$(17,823)	$618	$159,206
Comprehensive income:
Net income			18,269		75	18,344
Currency translation adjustments				1,750	14	1,764
Pension and OPEB adjustments (net of income tax benefit of $2,831)				5,003		5,003

Total comprehensive income	—	—	18,269	6,753	89	25,111
Issuance of 3,750 treasury shares	1	43	18			62
Cash dividends—$0.324 a share			(6,767)			(6,767)

Balances December 31, 2009	5,100	498	182,377	(11,070)	707	177,612
Comprehensive income:
Net income			25,963		66	26,029
Currency translation adjustments				139	(46)	93
Pension and OPEB adjustments (net of income tax benefit of $864)				1,549		1,549

Total comprehensive income	—	—	25,963	1,688	20	27,671
Purchase of noncontrolling interest		166		(46)	(727)	(607)
Purchase of 31,250 treasury shares	(8)	(487)	(143)			(638)
Issuance of 128,750 treasury shares	35	2,223	562			2,820
Cash dividends—$0.336 a share			(7,024)			(7,024)

Balances December 31, 2010	5,127	2,400	201,735	(9,428)	—	199,834
Comprehensive income:
Net income			28,804			28,804
Currency translation adjustments				(886)		(886)
Pension and OPEB adjustments (net of income tax expense of $3,282)				(5,730)		(5,730)

Total comprehensive income	—	—	28,804	(6,616)	—	22,188
Issuance of 6,000 treasury shares	1	144	27			172
Cash dividends—$0.354 a share			(7,430)			(7,430)

Balances December 31, 2011	$5,128	$2,544	$223,136	$(16,044)	$—	$214,764

Share amounts and per share data reflect the 5 for 4 stock split effective June 10, 2011.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2011	2010	2009
Cash flows from operating activities:
Net income	$28,804	$25,963	$18,269
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,459	10,601	8,955
Pension expense	6,070	3,024	4,726
Contributions to pension plan	(7,200)	(7,200)	(6,200)
Deferred income taxes	1,608	4,166	2,633
Other	250	1,369	1,275
Changes in operating assets and liabilities:
Accounts receivable	(4,423)	(10,618)	10,961
Inventories	(21,744)	(1,223)	14,979
Accounts payable	3,637	655	(6,906)
Commissions payable	1,166	2,243	(898)
Other	1,505	(337)	1,934

Net cash provided by operating activities	21,132	28,643	49,728
Cash flows from investing activities:
Capital additions—net	(11,175)	(8,310)	(38,071)
Redemptions (purchases) of short-term investments	958	(512)	(1,500)
Proceeds from sale of product line	—	—	1,420
Payment for acquisition	—	(33,856)	—

Net cash used for investing activities	(10,217)	(42,678)	(38,151)
Cash flows from financing activities:
Cash dividends	(7,430)	(7,024)	(6,767)
Proceeds from bank borrowings	—	35,000	24,806
Payments to bank for borrowings	(15,000)	(25,00 0)	(9,806)
Treasury stock purchase	—	(638)	—
Purchase of noncontrolling interest	—	(607)	—

Net cash (used for) provided by financing activities	(22,430)	1,731	8,233
Effect of exchange rate changes on cash	(572)	130	800

Net (decrease) increase in cash and cash equivalents	(12,087)	(12,174)	20,610
Cash and cash equivalents:
Beginning of year	32,229	44,403	23,793

End of year	$20,142	$32,229	$44,403

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Note A – Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

Common Stock Split

On April 28, 2011, the Company declared a five-for-four split of its common shares in the form of a distribution of one additional common share for each four common shares previously issued. The distribution was made on June 10, 2011. Accordingly, all share amounts and per share data throughout this Annual Report on Form 10-K have been adjusted retroactively to reflect the stock split.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2011 and 2010 consist primarily of certificates of deposit.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are stated at the historical carrying amount net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses from the failure of its customers to make required payments for products delivered. The Company estimates this allowance based on knowledge of the financial condition of customers, review of historical receivables and reserve trends and other relevant information.

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 82% of inventories at December 31, 2011 and at December 31, 2010 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method. Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

Long-Lived Assets

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred.

Depreciation for property, plant and equipment and amortization for intangible assets subject thereto are computed principally by the straight-line method over the estimated useful lives of the assets and are included in cost of products sold and selling, general and administrative expenses based on the use of the assets.

Depreciation of property, plant and equipment is determined based on the following lives:

Buildings	20-50 years
Machinery and equipment	5-15 years
Software	3-5 years

Amortization of intangible assets is determined based on the following lives:

Technology and drawings	15-20 years
Customer relationships	9-10 years
Other intangibles	2-18 years

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

Goodwill and Indefinite Life Intangible Assets

Goodwill and indefinite life intangible assets recognized in connection with business acquisitions are not amortized to expense. Indefinite life intangible assets primarily consist of trademarks and trade names. Goodwill and indefinite life intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with ASC 350, Intangibles – Goodwill and Other.

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company early adopted ASU 2011-08 for its October 1, 2011 annual goodwill impairment test.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit’s fair value or carrying amount involve significant judgment and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

If our qualitative assessment concludes that it is more likely than not that impairment exists then a quantitative assessment is required. In a quantitative assessment, a discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company’s long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

The Company completed its annual goodwill impairment test for each year presented and confirmed no reporting unit was at risk of failing the impairment test for any periods presented herein.

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

Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2011, 2010 or 2009.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2011, 2010 and 2009 totaled $3.4 million, $3.2 million, and $2.7 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are:

	2011	2010	2009
Balance at beginning of year	$1,543	$1,863	$2,048
Provision	1,081	1,217	1,915
Claims	(1,396)	(1,537)	(2,100)

Balance at end of year	$1,228	$1,543	$1,863

Foreign Currency Translation

Assets and liabilities of the Company’s operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss within shareholders’ equity.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

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

Reclassification

Certain amounts for 2009 and 2010 have been reclassified to conform to the 2011 presentation.

New Accounting Pronouncements Not Yet Adopted

In June 2011, the FASB issued ASU 2011-05,

Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 amends existing guidance by allowing only two options for presenting the components of net income and other comprehensive income: (1) in a single continuous financial statement, statement of comprehensive income or (2) in two separate but consecutive financial statements, consisting of an income statement followed by a separate statement of other comprehensive income. Also, items that are reclassified from other comprehensive income to net income must be presented on the face of the financial statements. ASU 2011-05 requires retrospective application, and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. In December 2011, the FASB issued ASU 2011-12, deferring its requirement that companies present reclassification adjustments for each component of accumulated other comprehensive income in both net income and other comprehensive income on the face of the financial statements. Entities continue to be required to present amounts reclassified out of accumulated other comprehensive income on the face of the financial statements or to disclose those amounts in the notes to the financial statements. The requirement to present reclassification adjustments in interim periods was also deferred. However, entities are required to report a total for comprehensive income in condensed financial statements of interim periods in a single continuous statement or in two consecutive statements. The FASB is reconsidering the presentation requirements for reclassification adjustments. The Company plans to adopt ASU 2011-05 in the first quarter of fiscal 2012. The Company believes the adoption of ASU 2011-05 will change the order in which certain financial statements are presented and provide additional detail on those financial statements when applicable, but will not have any other impact on its consolidated financial statements.

Note B—Allowance for Doubtful Accounts

The allowance for doubtful accounts was $433,000 and $371,000 at December 31, 2011 and 2010, respectively.

Note C—Inventories

Inventories are stated at the lower of cost or market. Replacement cost approximates current cost and the excess over LIFO cost is approximately $50.7 million and $47.1 million at December 31, 2011 and 2010, respectively. During 2010, some inventory quantities were reduced resulting in liquidation of certain LIFO quantities carried at lower costs from earlier years versus 2010 costs and the related effect increased net income by $829,000 or $0.04 per share. Allowances for excess and obsolete inventory totaled $3.0 million and $2.7 million at December 31, 2011 and 2010, respectively.

Note D—Financing Arrangements

On October 1, 2010, the Company borrowed $35.0 million under an unsecured bank loan agreement originally maturing in November 2011, and extended to November 2012, to help finance the acquisition of National Pump Company. The loan bears interest at LIBOR plus .75%, adjustable and payable monthly and matures in November 2012 after being extended. At December 31, 2011 and 2010, $10.0 million and $25.0 million were outstanding against this agreement, respectively.

The Company may borrow up to $20.0 million with interest at LIBOR plus .75% or at alternative rates as selected by the Company under an unsecured bank line of credit which matures in November 2012. At December 31, 2011 and 2010, $20.0 million and $18.9 million, respectively, were available for borrowing after deducting $1.1 million in outstanding letters of credit in 2010.

The Company also has a $10.0 million unsecured bank line of credit with interest at LIBOR plus .75% payable monthly which matures in May 2012. At December 31, 2011 and 2010, $5.0 million and $6.6 million, respectively, was available for borrowing after deducting $5.0 million and $3.4 million in outstanding letters of credit, respectively.

The financing arrangements described previously contain restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2011, the Company was in compliance with all requirements.

Interest expense, which approximates interest paid, was $179,000, $175,000 and $170,000 in 2011, 2010 and 2009, respectively.

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to operating leases were $866,000, $852,000 and $741,000 in 2011, 2010 and 2009, respectively.

The future minimum lease payments due under these operating leases as of December 31, 2011 are:

2012	2013	2014	2015	2016	Thereafter	Total
$778	$703	$564	$191	$186	$1,123	$3,545

Note E—Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	2011	2010
Currency translation adjustments	$(118)	$768
Pension and OPEB adjustments (net of income tax benefits of $9,962 in 2011 and $6,680 in 2010)	(15,926)	(10,196)

	$(16,044)	$(9,428)

Note F—Income Taxes

The components of income before income taxes are:

	2011	2010	2009
United States	$37,329	$34,593	$25,213
Foreign countries	5,356	3,740	2,042

	$42,685	$38,333	$27,255

The components of income tax expense are:

	2011	2010	2009
Current expense:
Federal	$10,037	$6,369	$4,975
Foreign	1,576	1,064	734
State and local	761	771	644

	12,374	8,204	6,353

Deferred expense (benefit):
Federal	1,429	4,138	2,961
Foreign	(101)	(42)	(142)
State and local	179	70	(186)

	1,507	4,166	2,633

Income tax expense	$13,881	$12,370	$8,986

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is:

	2011	2010	2009
Income taxes at statutory rate	$14,940	$13,417	$9,539
State and local income taxes, net of federal tax benefit	611	547	298
Tax credits	(375)	(350)	(300)
Domestic production activities	(811)	(599)	(216)
Lower foreign taxes differential	(399)	(287)	(261)
Other	(85)	(358)	(74)

	$13,881	$12,370	$8,986

Deferred tax assets and liabilities consist of:

	2011	2010	2009
Deferred tax assets:
Inventories	$49	$—	$806
Accrued liabilities	2,506	2,237	1,775
Postretirement health benefits obligation	8,060	7,849	7,793
Pension	873	—	305
Other	1,634	1,834	1,745

	13,122	11,920	12,424
Deferred tax liabilities:
Inventories	—	391	—
Depreciation and amortization	13,419	11,524	9,579
Pension	—	2,001	—

	13,419	13,916	9,579

Net deferred tax assets (liabilities)	$(297)	$(1,996)	$2,845

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

The Company made income tax payments of $10.3 million, $8.1 million and $6.1 million in 2011, 2010 and 2009, respectively.

At December 31, 2011, total unrecognized tax benefits were $1.4 million. Of the total, $451,000 of unrecognized tax benefits, if ultimately recognized, would reduce the Company’s annual effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
Balance at beginning of year	$1,298	$1,461	$870
Additions based on tax positions related to the current year	132	106	110
Additions for tax positions of prior years	117	149	665
Reductions due to lapse of applicable statute of limitations	(124)	(157)	(184)
Settlements	—	(261)	—

Balance at end of year	$1,423	$1,298	$1,461

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2008.

The Company is currently under examination by the Canadian Revenue Agency for tax years ending 2004—2006. Management has filed a Competent Authority relief request with both U.S. and Canadian tax authorities to eliminate a double tax treatment dispute. Under the most recent U.S.—Canadian tax protocol, Competent Authority assessments should achieve symmetry under binding arbitration. Any adjustment resulting from Competent Authority resolution of the examination will not have a material impact on the consolidated financial position of the Company. Management anticipates this examination will be resolved within the next 12 months.

The Company is currently under examination by the Internal Revenue Service for its tax year ending December 31, 2009. Any adjustment from this examination is not expected to have a material impact on the consolidated financial position of the Company.

Management anticipates this examination will be resolved within the next 12 months.

The statutes of limitations in taxing jurisdictions expire in varying periods. The Company has an unrecognized tax benefit of $54,000 which will be recognized if the relevant statutes of limitations expire in the next 12 months without the relevant taxing authority examining the applicable returns.

The Company has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries that might be payable if these earnings were repatriated since the Company considers these amounts to be permanently invested.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $361,000 and $310,000 for the payment of interest and penalties at December 31, 2011 and 2010, respectively.

Note G—Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan covering several locations. Additionally, the Company sponsors defined contribution pension plans at two other locations not participating in the defined benefit pension plan.

A 401(k) plan that includes a partial Company match is also available. For the locations covered by the defined benefit pension plan, employees hired after January 1, 2008 participate in an enhanced 401(k) plan instead of the defined benefit pension plan. Benefits are based on the employee’s age and years of service. Employees hired prior to January 1, 2008 were not affected by the change.

Total contributions for the defined contribution pension plans and the 401(k) plans in 2011, 2010 and 2009 were $1.0 million, $928,000 and $867,000, respectively.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to substantially all retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2011 and is expected to remain constant going forward. A 5% annual rate of increase for retirees under age 65 was assumed.

The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its financial statements. The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s consolidated balance sheets:

	Pension Plan		Postretirement Plan
	2011	2010	2011	2010
Accumulated benefit obligation at end of year	$58,278	$50,645	$24,094	$23,882

Change in benefit obligation:

Benefit obligation at beginning of year	$62,865	$60,413	$23,882	$23,919
Service cost	2,856	2,721	1,052	1,107
Interest cost	3,068	3,155	1,107	1,259
Settlement loss	177
Benefits paid	(6,645)	(5,328)	(1,291)	(1,637)
Effect of foreign exchange	—	—	(20)	46
Actuarial (gain) or loss	10,004	1,904	(636)	(812)

Benefit obligation at end of year	$72,325	$62,865	$24,094	$23,882

Change in plan assets:

Fair value of plan assets at beginning of year	$64,150	$55,369	$—	$—
Actual return on plan assets	1,049	6,909	—	—
Employer contributions	7,200	7,200	1,291	1,637
Benefits paid	(6,645)	(5,328)	(1,291)	(1,637)

Fair value of plan assets at end of year	65,754	64,150	—	—

Funded status at end of year	$(6,571)	$1,285	$—	$—

Amounts recognized in the statement of financial position consist of:

Current liabilities	$—	$—	$(1,389)	$(1,641)
Noncurrent assets (liabilities)	(6,571)	1,285	(22,705)	(22,241)

	$(6,571)	$1,285	$(24,094)	$(23,882)

	Pension Plan		Postretirement Plan
	2011	2010	2011	2010
Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial (gain) or loss	$33,658	$24,673	$(7,770)	$(7,797)
Deferred tax (benefit) expense	(12,931)	(9,622)	2,969	2,942

After tax actuarial (gain) or loss	$20,727	$15,051	$(4,801)	$(4,855)

Components of net periodic benefit cost:
Service cost	$2,856	$2,721	$1,052	$1,107
Interest cost	3,068	3,155	1,107	1,259
Expected return on plan assets	(4,539)	(4,428)	—	—
Recognized actuarial (gain) or loss	1,675	1,576	(656)	(574)
Settlement loss	3,010	—	—	—

Net periodic benefit cost	6,070	3,024	1,503	1,792

Other changes in plan assets and benefit obligations recognized in other comprehensive loss:
Net loss (gain)	$8,985	$(2,154)	$20	$(237)

Total income recognized in net periodic benefit cost and other comprehensive income	$15,055	$870	$1,523	$1,555

The change in the pension benefit obligation is due primarily to the change in the discount rate as a result of the current historically low market interest rates. During the fourth quarter of 2011, the Company recorded a $3.0 million non-cash settlement loss relating to retirees that received lump-sum distributions from the Company’s defined benefit pension plan. This charge was required by GAAP because lump-sum payments to retirees in 2011 exceeded the plan’s actuarial service and interest costs threshold for the year. GAAP further requires this expense to be charged to current year expense.

The prior service cost is amortized on a straight line basis over the average remaining service period of active participants. The gain or loss in excess of the greater of 10% of the benefit obligation or the market related value of assets is amortized on a straight line basis over the average remaining service period of active participants.

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

	Pension Benefits		Postretirement Benefits
	2011	2010	2011	2010
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	4.00%	5.00%	3.76%	4.85%
Rate of compensation increase	3.50%	3.50%	—	—

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	5.00%	5.60%	4.85%	5.50%
Expected long-term rate of return on plan assets	7.00%	8.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

The investment return of the Company’s Pension Plan asset allocation is measured against those of a target portfolio consisting of 60% equities, 35% fixed income securities, and 5% cash equivalents of domestic corporations.

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

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology. Level 1 assets are based on unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities. Level 2 assets are valued at inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the assets or liabilities. Level 3 assets are valued based on unobservable inputs for the asset or liability (i.e., supported by little or no market activity). These inputs include management’s own assessments about the assumptions that market participants would use in pricing assets or liabilities (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

All of the Plan’s assets are in level 1 within the fair value hierarchy, and the following table sets forth by asset class the Pension Plan’s assets.

	Pension
	2011	%	2010	%
Asset allocation by category:
U.S. equity	$12,439	19	$22,008	34
Non-U.S. equity	6,493	10	9,668	15
Balanced	7,961	12	10,706	17
U.S. fixed income	38,837	59	21,753	34
Cash and cash equivalents	24	—	15	—

Total fair value of Plan assets	$65,754	100	$64,150	100

Contributions

The Company expects to contribute approximately $6.0 million to its pension plan in 2012.

Expected future benefit payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid as follows:

	2012	2013	2014	2015	2016	Thereafter
Pension	$5,008	$5,081	$5,628	$5,636	$5,644	$32,021
Postretirement	1,414	1,411	1,447	1,651	1,700	10,292

A one percentage point increase in the assumed health care trend would increase postretirement expense by approximately $212,000, changing the benefit obligation by approximately $1.8 million; while a one percentage point decrease in the assumed health care trend would decrease postretirement expense by approximately $199,000, changing the benefit obligation by approximately $1.7 million.

A one percentage point change in the assumed rate of return on Pension Plan assets is estimated to have an approximate $648,000 effect on the pension expense. Likewise, a one percentage point change in the discount rate is estimated to have approximately a $1.3 million effect on pension expense.

Note H—Goodwill and Other Intangible Assets

The major components of goodwill and other intangible assets are:

	2011		2010
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Amortized intangible assets:
Customer relationships	$5,274	$1,011	$5,274	$457
Technology & drawings	4,600	1,118	4,600	864
Other intangibles	1,557	1,413	1,563	1,266

Total amortized intangible assets	11,431	3,542	11,437	2,587
Goodwill	14,672	—	14,672	—
Trade names & trademarks	2,920	—	2,920	—

Total	$29,023	$3,542	$29,029	$2,587

Amortization of intangible assets in 2011, 2010 and 2009 was $955,000, $421,000 and $371,000, respectively. Amortization of these intangible assets for 2012 through 2016 is expected to approximate $950,000 per year.

Note I—Business Segment Information

The Company operates in one business segment: the design, manufacture and sale of pumps and related equipment (pump and motor controls) for use in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The Company’s pumps are marketed in the United States and worldwide through a network of more than 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. International sales are made primarily through foreign distributors and representatives. The Company sells to more than 100 countries around the world.

The components of customer sales, determined based on the location of customers are:

	2011	%	2010	%	2009	%
United
States	$241,405	67	$180,705	61	$169,844	64
Foreign countries	118,085	33	116,103	39	96,398	36

Total	$359,490	100	$296,808	100	$266,242	100

Note J—Acquisition

On October 1, 2010, the Company acquired substantially all of the assets and certain liabilities of privately-held National Pump Company, LLC for a purchase price of approximately $36.6 million, net of cash acquired. The purchase price consisted of cash of $33.9 million and issuance of 100,000 common shares of stock with a fair value of $2.7 million. National Pump Company, founded in 1969, is headquartered in Glendale, Arizona. Its principal products are vertical turbine line shaft and submersible pumps as well as centrifugal pumps, high-pressure booster pumps and packaged pump station systems. National Pump Company’s specialty expertise is in designing, manufacturing and distributing deep-well vertical turbine pumps for industrial process water supply, agricultural irrigation supply and municipal water supply. Additionally, it provides specialty pumps for petroleum, mining and OEM applications. National Pump Company operates as a subsidiary of the Company. Pro-forma financial information is not considered material and not presented. Goodwill is primarily attributable to market synergies and is substantially all deductible for tax purposes. The final purchase price allocation of the net assets acquired, in millions of dollars, is presented below:

Current assets (net of $3.0 million current liabilities)	$10.9
Property, plant and equipment	6.1
Goodwill	9.9
Intangibles and other assets	9.7

Net assets acquired	$36.6

Management’s Discussion and Analysis

Executive Overview and Outlook

The Gorman-Rupp Company is a leading designer, manufacturer and international marketer of pumps and related equipment (pump and motor controls) for use in diverse water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company attributes its success to long-term product quality, application and performance combined with delivery and service, and continually develops initiatives to improve performance in these key areas.

Gorman-Rupp actively pursues growth opportunities through organic growth, international business opportunities and acquisitions. We continually invest in training for our employees, new product development and modern manufacturing equipment and technology designed to increase production efficiency and capacity and drive growth by delivering innovative solutions to our customers. The Company also is currently focused on incorporating significantly changing engine designs related to new emission standards mandated by the U.S. Environmental Protection Agency (“EPA”) into our applicable products. These new governmental regulations have added, and will continue to add, additional costs to engine-driven pump products.

The following discussion of Results of Operations include certain non-GAAP financial measures. The adjusted earnings per share amounts exclude a pension settlement charge. Management utilizes these adjusted financial measures to assess comparative operations against those of prior periods without the distortion of this factor. The Company believes that these non-GAAP financial measures will be useful to investors as well as to assess the continuing strength of the Company’s underlying operations.

Net sales during 2011 increased 21.1% to a record $359.5 million compared to $296.8 million during 2010. International sales increased 1.7% and were 33.0% of total sales in 2011. Sales to most markets increased in 2011 with increases primarily in the industrial, construction, agricultural and municipal markets, while original equipment manufacturer (OEM) and international fire protection sales declined due to economic weakness which continues to affect these markets. Net income increased 10.8% to a record $28.8 million in 2011 compared to the previous record of $26.0 million in 2010. Earnings per share were $1.37 and $1.24 for the respective periods, a 10.5% increase.

As noted in the Company’s third quarter 2011 Form 10-Q, a GAAP-required $3.0 million pension settlement charge was recorded in October and decreased annual and fourth quarter earnings by $0.10 per share. Excluding this non-cash charge,

2011 earnings per share grew 18.5% to $1.47 per share. The other major annual expense difference was $0.11 per share of higher LIFO expense in 2011 when compared to the post-recessionary lower LIFO costs in 2010.

Record sales during 2011 were exceeded by record incoming orders of $408.9 million, contributing to a backlog of $155.5 million at December 31, 2011, 44.8% higher than the backlog of $107.4 million at December 31, 2010. Due to record fourth quarter shipments, the backlog decreased 1.5% during the fourth quarter 2011 compared to the record of $157.8 million at September 30, 2011.

Working capital increased 25.7% from December 31, 2010 to a record $105.0 million at December 31, 2011 primarily due to investments in inventory to meet increased customer demand. The Company’s continuing earnings growth and cash generation enabled repayment during the fourth quarter 2011 of an additional $5.0 million of borrowings used to finance the acquisition of National Pump Company for a total of $15.0 million of repayments during the year.

We believe that the Company is well positioned to grow organically at generally comparable operating margins over the long term by expanding our customer base both domestically and globally and through new product offerings. The increasing need for water and wastewater infrastructure rehabilitation within the United States, and similar needs internationally, along with increasing demand for pumps and pump related equipment for industrial and agricultural applications, are expected to provide excellent opportunities for Gorman-Rupp in the future.

Results of Operations—2011 Compared to 2010:

The Company attained record net sales of $359.5 million in 2011 compared to net sales of $296.8 million in 2010, an increase of $62.7 million or 21.1%. The increase resulted from improved economic and business conditions in 2011 compared to 2010 with increases in net sales in most of the markets the Company serves, as well as the inclusion of National Pump Company acquired October 1, 2010.

Sales in the industrial and construction markets increased $18.6 million and $17.8 million from 2010, respectively, primarily due to volume growth related to increases in oil and gas drilling and the expansion and replacement of heavy equipment user fleets. Sales into the agriculture and petroleum markets increased $15.9 million and $6.2 million, respectively, primarily due to the acquisition of National Pump Company. Municipal market sales increased $11.3 million from 2010 principally due to higher demand for pumps supplied for domestic flood control projects. Partially offsetting these increases were decreases in the OEM market of $3.3 million related to lower power generation demand and the fire protection market of $9.3 million primarily due to a decline in international sales as a result of an unstable global economy.

International sales amounted to $118.1 million in 2011 compared to $116.1 million in 2010, an increase of $2.0 million or 1.7%. International sales represented 33% and 39% of total sales for the Company in 2011 and 2010, respectively. The percentage decrease is primarily due to the increase in the domestic sales ratio as a result of the acquisition of National Pump Company.

The backlog of orders at December 31, 2011 was a year-end record $155.5 million compared to $107.4 million at December 31, 2010, an increase of $48.1 million or 44.8%. The backlog increase was primarily due to record incoming orders during the year of $408.9 million with notable increases in all of the markets the Company serves, except for fire protection which was flat compared to 2010. Approximately 98% of the Company’s backlog of unfilled orders at December 31, 2011 is scheduled to be shipped during 2012, with the remainder during 2013.

Cost of products sold in 2011 was $271.7 million compared to $220.5 million in 2010, an increase of $51.2 million or 23.2%. Gross profit was $87.8 million in 2011 compared to $76.3 million in 2010, an increase of 15.1%, resulting in gross margins of 24.4% and 25.7% in 2011 and 2010, respectively. The increase in gross profit primarily reflects higher sales volume and the acquisition of National Pump Company. The decline in gross margin results largely from $2.0 million of the total $3.0 million GAAP-required pension settlement charge discussed above recorded in cost of products sold. In addition, 2011 results include increased LIFO expense of $4.2 million principally due to a non-recurring benefit in 2010 from the partial liquidation of LIFO quantities and historically lower post-recessionary producer price indexes.

Selling, general and administrative expenses for 2011 were $44.8 million, or 12.5% of net sales, compared with $37.4 million, or 12.6% of net sales for 2010. The $7.5 million increase was primarily due to higher sales volume and the impact of the acquisition of National Pump Company. Also, selling, general and administrative expenses reflect $1.0 million of the total $3.0 million GAAP-required pension settlement charge discussed above.

Operating income in 2011 was unfavorably impacted by the GAAP-required $3.0 million pension settlement charge discussed above and a full year of additional amortization expense of $540,000 for intangible assets related to the acquisition of National Pump Company. In the future, the Company will not incur further expense associated with building demolition and property reclamation relating to the former Mansfield manufacturing and office facilities, which were $770,000 and $556,000 in 2011 and 2010, respectively, as these activities were completed during 2011.

The effective income tax rate was 32.5% in 2011 compared to 32.3% in 2010.

Net income for 2011 was a record $28.8 million compared to $26.0 million in 2010, an increase of $2.8 million or 10.8%. The GAAP-required pension settlement charge described above reduced net income by $2.0 million. As a percent of net sales, net income was 8.0% and 8.7% in 2011 and 2010, respectively.

Earnings per share were $1.37 in 2011 compared to $1.24 in 2010, an increase of $0.13 per share or 10.5%. The GAAP-required pension settlement charge described above reduced net income by $0.10 per share in 2011.

Results of Operations—2010 Compared to 2009:

The Company recorded net sales of $296.8 million in 2010 compared to net sales of $266.2 million in 2009, an increase of $30.6 million or 11.5%. The increase in net sales principally resulted from improved economic and business conditions in 2010 compared to the severe economic downturn of 2009, with increases in sales in most of the markets the Company served. The fourth quarter of 2010 also included accretive results of National Pump Company acquired October 1, 2010.

In 2010, sales of fire pumps increased $8.5 million from 2009 primarily due to increased growth in international construction activity in oil-producing countries. Other markets that experienced significant increases in 2010 were the municipal market of $7.6 million, the construction and rental market of $7.5 million and the industrial market of $7.2 million. The agriculture market increased $3.1 million due to our acquisition of National Pump Company, while custom pumps increased $2.9 million due to higher levels of water supply projects. Partially offsetting these increases was a decrease in the OEM market of $6.5 million related to slow power generation demand.

International sales amounted to $116.1 million in 2010 compared to $96.4 million in 2009, an increase of $19.7 million, representing a 20.4% increase from 2009 levels. International sales represented 39% and 36% of total sales for the Company in 2010 and 2009, respectively. In 2010, the Company continued to experience positive momentum in the international market due to its emphasis on geographical expansion over the prior several years.

The backlog of orders at December 31, 2010 was $107.4 million compared to $93.7 million at December 31, 2009, an increase of $13.7 million or 14.6%. The backlog increase was primarily due to increased orders in the construction, rental and custom pump markets along with the inclusion of National Pump Company’s backlog following its acquisition. Partially offsetting these increases were declines in the municipal and OEM markets. Substantially the entire backlog of orders shipped during 2011.

Management’s Discussion and Analysis

Cost of products sold in 2010 was $220.5 million compared to $204.5 million in 2009, an increase of $16.0 million or 7.8%. Gross profit was $76.3 million in 2010 compared to $61.8 million in 2009, an increase of 23.5%, resulting in gross margins of 25.7% and 23.2% in 2010 and 2009, respectively. The increase in gross profit primarily reflects higher sales volume. Also, 2010 benefited from $1.4 million income due to the partial liquidation of LIFO quantities and decreased pension expense of $1.2 million due to the rebound in equity markets. Manufacturing costs included increased depreciation expense of $1.3 million as a result of a full year’s depreciation on the new Mansfield manufacturing facility that was occupied in the fourth quarter of 2009.

Selling, general and administrative expenses for 2010 were $37.4 million, or 12.6% of net sales, compared with $35.4 million, or 13.3% of net sales for 2009. The $2.0 million increase was primarily due to higher sales volume and the impact of the acquisition of National Pump Company. Also, pension expense decreased $558,000 due to the rebound in equity markets.

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

Earnings per share were $1.24 in 2010 compared to $0.87 in 2009, an increase of $0.37 per share.

Trends

The Company does not believe that it is exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with letters of credit.

For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and two of its subsidiaries remain drawn into mass-scale asbestos-

related litigation, typically as one of hundreds of co-defendants in a particular proceeding; the vast majority of these cases were against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In fifty-five cases the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by its insurers, coupled with dismissal of the lawsuits. During the fourth quarter 2011, Patterson Pump Company entered into an agreement with plaintiffs’ counsel for the voluntary dismissal of more than 95% of the cases against it at no cost to Patterson Pump Company or its insurer.

Management does not currently believe that the small number of legal proceedings arising out of the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company’s consolidated results of operations, liquidity or financial condition.

Liquidity and Sources of Capital

Cash and cash equivalents and short-term investments totaled $21.2 million and there was $10.0 million in outstanding bank debt at December 31, 2011, which is expected to be repaid during 2012. In addition, the Company had $25.0 million available in bank lines of credit after deducting $5.0 million in outstanding letters of credit primarily related to customer orders. The Company was in compliance with its nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios at December 31, 2011.

Capital expenditures for 2012, consisting principally of machinery and equipment, are estimated to be in the range of $14 to $17 million and are expected to be financed through internally generated funds and existing lines of credit. During 2011, 2010 and 2009, the Company financed its capital improvements and working capital requirements principally through internally generated funds and proceeds from a bank loan agreement.

Working capital increased 25.7% from December 31, 2010 to a record $105.0 million at December 31, 2011 primarily due to higher accounts receivable and higher inventory levels to support increased customer demand, partially offset by higher accounts payable primarily due to increased purchasing activity. The Company’s days sales in accounts receivable, days in accounts payable and inventory turnover ratios were:

	2011	2010	2009
Days sales in accounts receivable	55	55	59
Days in accounts payable	27	26	34
Inventory turnover ratio	2.3	2.2	2.0

Gross cash flow, representing net income plus depreciation and amortization, was $40.3 million, $36.6 million and $27.2 million for 2011, 2010 and 2009, respectively.

Net cash provided by operating activities was $21.1 million, $28.6 million and $49.7 million for 2011, 2010 and 2009, respectively. Increased sales during 2011 and 2010 resulted in increased accounts receivable, inventories, accounts payable and commissions payable, whereas these items generally declined during the severe 2009 recession.

Cash used for investing activities was $10.2 million, $42.7 million and $38.2 million for 2011, 2010 and 2009, respectively. During 2011, investing activities consisted primarily of investments in machinery and equipment. National Pump Company was acquired in October 2010 for cash consideration of $33.9 million. Capital expenditures of approximately $58.5 million for the new Mansfield facilities, substantially completed in 2009, have been incurred as follows: $3.9 million in 2010, $30.7 million in 2009 and $23.9 million previously.

Net cash (used for) provided by financing activities was ($22.4) million in 2011, $1.7 million in 2010 and $8.2 million in 2009. During 2011, financing activities consisted principally of the re-payment of short-term bank borrowings of $15.0 million used to partially finance the 2010 acquisition of National Pump Company and dividend payments of $7.4 million.

On January 26, 2012, the Board of Directors authorized the payment of a quarterly dividend of $0.09 per share, representing the 248th consecutive quarterly dividend to be paid by the Company. During 2011, the Company again paid increased dividends and thereby attained its 39th consecutive year of increased dividends. These consecutive years place Gorman-Rupp in the top 50 of all U.S. public companies with respect to the number of consecutive years of increased dividend payments. The dividend yield at December 31, 2011 was 1.3%.

The changes in foreign currency translation against the U.S. dollar decreased cash by $572,000 in 2011 and increased cash by $130,000 and $800,000 in 2010 and 2009, respectively.

The ratio of current assets to current liabilities was 3.1 to 1 and 2.4 to 1 at December 31, 2011 and 2010, respectively. Management believes that cash on hand, combined with cash provided by operating activities and existing financing capabilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the expected payment of quarterly dividends, and principal and interest on debt outstanding.

The Company currently expects to continue its long history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company’s financial condition and business outlook at the applicable time.

Contractual Obligations

Capital commitments in the table below include commitments to purchase machinery and equipment, and at one location building improvements, that have been approved by the Board of Directors. The capital commitments do not represent the entire anticipated purchases in the future, but represent only those material items for which the Company is contractually obligated as of December 31, 2011. Also, the Company has some operating leases for certain specified offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $866,000, $852,000 and $741,000 in 2011, 2010 and 2009, respectively.

The following table summarizes the Company’s contractual obligations at December 31, 2011:

(Thousands of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital commitments	$5,217	$5,217	$—	$—	$—
Operating leases	3,545	778	1,267	377	1,123
Total	$8,762	$5,995	$1,267	$377	$1,123

Management’s Discussion and Analysis

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

Inventories and Related Allowance

Inventories are valued at the lower of cost or market value and have been reduced by an allowance for excess and obsolete inventories. The estimated allowance is based on a variety of factors, including historical inventory usage and management evaluations. Historically, the Company has not experienced substantive write-offs due to obsolescence. The Company uses the last-in, first-out (LIFO) method for the majority of its inventories.

Pension Plans and Other Postretirement Benefit Plans

The Company fully recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements. The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income. The Company uses a measurement date of December 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on estimated yields of investment grade fixed income investments.

The discount rate used to value pension plan obligations was 4.00% and 5.00% in 2011 and 2010, respectively. The discount rate used to value postretirement obligations was 3.76% and 4.85% at December 31, 2011 and 2010, respectively. The discount rate was determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The expected rate of return was 7.00% for 2011 and 8.00% for 2010. Actual pension plan asset performance will either reduce or increase unamortized losses included in accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2011 and 2010.

The assumption used for the rate of increase in medical costs over the next five years was unchanged in 2011 from 2010. A one percentage point increase in the assumed health care trend would increase postretirement expense by approximately $212,000, changing the benefit obligation by approximately $1.8 million; while a one percentage point decrease in the assumed health care trend would decrease postretirement expense by approximately $199,000, changing the benefit obligation by approximately $1.7 million.

Substantially all retirees elect to take lump sum settlements of their pension benefits. This subjects the Company to the risk of exceeding an actuarial threshold computed on an annual basis and triggering a GAAP-required non-cash pension settlement loss. This event occurred in 2011 and previously in 2003.

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

Goodwill and indefinite life intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with ASC 350, Intangibles—Goodwill and Other.

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company early adopted ASU 2011-08 for our October 1, 2011 annual goodwill impairment test.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting units’ fair value or carrying amount involve significant judgments and assumptions. The judgment and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

When performing a quantitative assessment of goodwill impairment, a discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company’s long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

Based upon our fiscal 2011 qualitative impairment analysis and our 2010 quantitative impairment analysis, we concluded that it is more likely than not that the fair value of our reporting units continues to substantially exceed the respective carrying amounts.

Indefinite life intangible assets primarily consist of trademarks and trade names. The fair value of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2011, the fair value of indefinite lived intangible assets substantially exceeded the respective carrying value.

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

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act rules 13[a]–15[f ]). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2011. This report is included on the following page.

/s/ Jeffrey S. Gorman

Jeffrey S. Gorman

President and Chief Executive Officer

/s/ Wayne L. Knabel

Wayne L. Knabel

Chief Financial Officer

March 5, 2012

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders of

The Gorman-Rupp Company

We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2011 and 2010, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2011 of The Gorman-Rupp Company and our report dated March 5, 2012 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

March 5, 2012

Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2011	2010	2009	2008
Operating Results
Net sales	$359,490	$296,808	$266,242	$330,646
Gross profit	87,837	76,337	61,773	77,089
Income taxes	13,881	12,370	8,986	13,297
Net income	28,804	25,963	18,269	27,197
Depreciation and amortization	11,459	10,601	8,955	7,848
Interest expense	179	175	170	45
Return on net sales (%)	8.0	8.7	6.9	8.2
Sales dollars per employee	327.1	304.4	264.1	302.5
Income dollars per employee	26.2	26.6	18.1	24.9

Financial Position
Current assets	$155,872	$143,194	$131,400	$134,266
Current liabilities	50,873	59,678	43,175	35,569
Working capital	104,999	83,516	88,225	98,697
Current ratio	3.1	2.4	3.0	3.8
Property, plant and equipment—net	$114,349	$113,526	$108,523	$80,406
Capital additions—net	11,175	8,310	38,071	27,909
Total assets	298,700	286,707	249,424	231,538
Long-term debt	—	—	—	—
Equity	214,764	199,834	177,612	159,206
Dividends paid	7,430	7,024	6,767	6,682
Average number of employees	1,099	975	1,008	1,093

Shareholder Information
Earnings per share	$1.37	$1.24	$0.87	$1.30
Cash dividends per share	0.354	0.336	0.324	0.320
Equity per share at December 31	10.23	9.56	8.50	7.62
Average number of shares outstanding	20,987,663	20,905,728	20,886,309	20,881,513

Summary of Quarterly Results of Operations

(Thousands of dollars, except per share amounts)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2011 and 2010:

Quarter Ended 2011

	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$84,074	$21,386	$7,119	$0.34
Second quarter	92,159	24,249	8,925	0.42
Third quarter	90,215	22,467	7,655	0.37
Fourth quarter	93,042	19,735	5,105	0.24

Total	$359,490	$87,837	$28,804	$1.37

Share amounts and per share data reflect the 5 for 4 stock split effective June 10, 2011.

2007	2006	2005	2004	2003	2002	2001
$305,562	$270,910	$231,249	$203,554	$195,826	$195,081	$203,169
67,452	58,676	47,071	42,425	41,851	41,451	48,108
12,524	8,654	6,235	5,075	4,613	5,267	8,450
22,859	19,072	10,903	9,277	9,787	8,936	14,585
7,597	6,688	6,808	7,179	7,274	7,035	7,128
49	41	25	40	56	72	116
7.5	7.0	4.7	4.6	5.0	4.6	7.2
286.9	258.3	233.3	211.4	196.4	185.1	195.2
21.5	18.2	11.0	9.6	9.8	8.5	14.0

$135,288	$120,118	$110,501	$96,974	$95,718	$85,315	$90,575
33,481	27,646	28,219	21,112	21,908	19,282	18,103
101,807	92,472	82,282	75,862	73,810	66,033	72,472
4.0	4.3	3.9	4.6	4.4	4.4	5.0
$59,970	$52,351	$51,505	$54,812	$54,338	$57,757	$53,895
12,826	7,258	3,189	7,500	3,698	5,765	3,139
211,534	187,540	179,541	165,673	162,395	154,302	149,569
—	—	—	—	—	291	—
149,960	128,142	127,048	121,898	117,918	112,912	109,366
6,503	6,126	5,983	5,907	5,809	5,550	5,475
1,065	1,049	991	963	997	1,054	1,041

$1.10	$0.91	$0.53	$0.44	$0.46	$0.43	$0.70
0.310	0.292	0.286	0.283	0.278	0.266	0.262
7.18	6.14	6.09	5.84	5.66	5.42	5.24
20,876,469	20,871,203	20,865,341	20,858,746	20,851,433	20,844,109	20,885,033

Quarter Ended 2010

	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$65,786	$15,449	$4,497	$0.22
Second quarter	72,380	17,286	5,656	0.27
Third quarter	73,953	18,655	6,155	0.29
Fourth quarter	84,689	24,947	9,655	0.46

Total	$296,808	$76,337	$25,963	$1.24

Shareholder Information

Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company,

NYSE Amex Composite Index and SIC Code Index

ASSUMES $100 INVESTED ON JANUARY 1, 2007 AND DIVIDENDS REINVESTMENT THROUGH YEAR ENDING DECEMBER 31, 2011.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company’s common shares against the cumulative total return of the NYSE Amex Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2007 and ending December 31, 2011. The issuers in the SIC Code Index were selected on a line-of-business basis by reference to SIC Code 3561— Pumps and Pumping Equipment. The SIC Code Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., Robbins & Myers Inc. and ITT Corporation.

Quarterly Stock Prices and Dividends

The high and low sales price and dividends per share for common shares traded on the NYSE Amex Exchange were:

		Sales Price of Common Shares			Dividends Per Share
	2011		2010		2011	2010
	High	Low	High	Low
First quarter	$31.58	$24.39	$23.08	$18.25	$0.084	$0.084
Second quarter	36.74	29.61	24.39	19.78	0.090	0.084
Third quarter	35.40	22.10	25.18	19.20	0.090	0.084
Fourth quarter	29.70	22.60	29.92	21.34	0.090	0.084

Per share data reflect the 5 for 4 stock split effective June 10, 2011.

There were approximately 4,644 shareholders as of February 1, 2012, of which 1,072 were registered holders of common shares.

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