Form 10-K, Exhibit 13
period 2012-12-31
GORMAN RUPP CO
filed 2013-03-04
CIK 42682

Exhibit (13)

The Gorman-Rupp Company        Annual Report 2012

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders of

The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 4, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

March 4, 2013

The Gorman-Rupp Company        Annual Report 2012

Consolidated Statements of Income

	Year ended December 31,
(Thousands of dollars, except per share amounts)	2012	2011	2010
Net sales	$375,691	$359,490	$296,808
Cost of products sold	285,540	271,653	220,471

Gross profit	90,151	87,837	76,337
Selling, general and administrative expenses	47,968	44,843	37,378

Operating income	42,183	42,994	38,959
Other income	907	409	362
Other expense	(643)	(718)	(988)

Income before income taxes	42,447	42,685	38,333
Income taxes	14,244	13,881	12,370

Net income	$28,203	$28,804	$25,963

Earnings per share	$1.34	$1.37	$1.24

Average number of shares outstanding	20,993,893	20,987,663	20,905,728

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year ended December 31,
(Thousands of dollars)	2012	2011	2010
Net income	$28,203	$28,804	$25,963
Cumulative translation adjustments	437	(886)	139
Pension and postretirement medical liability adjustments, net of tax	(675)	(5,730)	1,549

Total adjustments	(238)	(6,616)	1,688
Noncontrolling interest	—	—	20

Comprehensive income	$27,965	$22,188	$27,671

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2012

Consolidated Balance Sheets

	December 31,
(Thousands of dollars)	2012	2011
Assets
Current assets:
Cash and cash equivalents	$20,119	$20,142
Short-term investments	254	1,060
Accounts receivable – net	58,712	56,419
Inventories – net:
Raw materials and in-process	23,967	30,480
Finished parts	52,607	36,451
Finished products	14,324	6,262

	90,898	73,193
Deferred income taxes	2,803	2,711
Prepaid and other	2,889	2,347

Total current assets	175,675	155,872
Property, plant and equipment:
Land	3,048	2,270
Buildings	96,261	91,395
Machinery and equipment	143,471	132,743

	242,780	226,408
Accumulated depreciation	119,714	112,059

Property, plant and equipment – net	123,066	114,349
Deferred income taxes	153	205
Other	4,003	2,793
Goodwill and other intangible assets – net	32,286	25,481

	$335,183	$298,700

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2012

	December 31,
	2012	2011
Liabilities and equity
Current liabilities:
Accounts payable	$14,897	$15,679
Short-term debt	22,000	10,000
Payroll and employee related liabilities	10,646	10,283
Commissions payable	7,568	7,757
Accrued expenses	9,710	7,154

Total current liabilities	64,821	50,873
Pension benefits	7,517	6,571
Postretirement benefits	22,399	22,705
Deferred and other income taxes	5,727	3,787

Total liabilities	100,464	83,936
Equity:
Common shares, without par value:
Authorized – 35,000,000 shares;
Outstanding – 20,996,893 shares in 2012 and 20,990,893 shares in 2011 (after deducting treasury shares of 642,603 in 2012 and 648,603 in 2011) at stated capital amount	5,130	5,128
Additional paid-in capital	2,693	2,544
Retained earnings	243,178	223,136
Accumulated other comprehensive loss	(16,282)	(16,044)

Total equity	234,719	214,764

	$335,183	$298,700

The Gorman-Rupp Company        Annual Report 2012

Consolidated Statements of Equity

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling
(Thousands of dollars, except per share amounts)	Shares	Capital	Earnings	Income (Loss)	Interest	Total
Balances January 1, 2010	$5,100	$498	$182,377	$(11,070)	$707	$177,612
Net income			25,963		66	26,029
Currency translation adjustments				139	(46)	93
Pension and OPEB adjustments (net of income tax expense of $864)				1,549		1,549

Total comprehensive income	—	—	25,963	1,688	20	27,671
Purchase of noncontrolling interest		166		(46)	(727)	(607)
Purchase of 31,250 treasury shares	(8)	(487)	(143)			(638)
Issuance of 128,750 treasury shares	35	2,223	562			2,820
Cash dividends—$0.336 a share			(7,024)			(7,024)

Balances December 31, 2010	5,127	2,400	201,735	(9,428)	—	199,834
Net income			28,804			28,804
Currency translation adjustments				(886)		(886)
Pension and OPEB adjustments (net of income tax benefit of $3,282)				(5,730)		(5,730)

Total comprehensive income (loss)	—	—	28,804	(6,616)	—	22,188
Issuance of 6,000 treasury shares	1	144	27			172
Cash dividends—$0.354 a share			(7,430)			(7,430)

Balances December 31, 2011	5,128	2,544	223,136	(16,044)	—	214,764
Net income			28,203			28,203
Currency translation adjustments				437		437
Pension and OPEB adjustments (net of income tax benefit of $312)				(675)		(675)

Total comprehensive income (loss)	—	—	28,203	(238)	—	27,965
Issuance of 6,000 treasury shares	2	149	27			178
Cash dividends—$0.390 a share			(8,188)			(8,188)

Balances December 31, 2012	$5,130	$2,693	$243,178	$(16,282)	$—	$234,719

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2012

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2012	2011	2010
Cash flows from operating activities:
Net income	$28,203	$28,804	$25,963
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,066	11,459	10,601
Pension expense	6,946	6,070	3,024
Contributions to pension plan	(7,200)	(7,200)	(7,200)
Deferred income taxes	2,193	1,608	4,166
Other	(213)	250	1,369
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable – net	710	(4,423)	(10,618)
Inventories – net	(8,583)	(21,744)	(1,223)
Accounts payable	(1,911)	3,637	655
Commissions payable	(189)	1,166	2,243
Accrued expenses	4,727	8,211	67
Other	(4,116)	(6,706)	(404)

Net cash provided by operating activities	32,633	21,132	28,643
Cash flows from investing activities:
Capital additions – net	(16,373)	(11,175)	(8,310)
Redemptions (purchases) of short-term investments	805	958	(512)
Payments for acquisitions, net of cash acquired	(20,823)	—	(33,856)

Net cash used for investing activities	(36,391)	(10,217)	(42,678)
Cash flows from financing activities:
Cash dividends	(8,188)	(7,430)	(7,024)
Proceeds from bank borrowings	17,000	—	35,000
Payments to bank for borrowings	(5,000)	(15,000)	(25,000)
Treasury stock purchase	—	—	(638)
Purchase of noncontrolling interest	—	—	(607)

Net cash provided by (used for) financing activities	3,812	(22,430)	1,731
Effect of exchange rate changes on cash	(77)	(572)	130

Net decrease in cash and cash equivalents	(23)	(12,087)	(12,174)
Cash and cash equivalents:
Beginning of year	20,142	32,229	44,403

End of year	$20,119	$20,142	$32,229

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2012

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Note A – Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2012 and 2011 consist primarily of certificates of deposit.

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

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 73% of inventories at December 31, 2012 and 82% of inventories at December 31, 2011 are determined using the last-in, first-out (LIFO) method, with the remainder generally determined using the first-in, first-out (FIFO) method applied on a consistent basis. Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

Long-Lived Assets

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment and amortization for finite-lived intangible assets are computed principally by the straight-line method over the estimated useful lives of the assets and are included in cost of products sold and selling, general and administrative expenses based on the use of the assets. Depreciation expense was $11.2 million, $10.5 million and $10.2 million during 2012, 2011 and 2010, respectively.

Depreciation of property, plant and equipment is determined based on the following lives:

Buildings	20-50 years
Machinery and equipment	5-15 years
Software	3-5 years

Amortization of finite-lived intangible assets is determined based on the following lives:

Technology and drawings	15-20 years
Customer relationships	9-10 years
Other intangibles	2-18 years

Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets. Impairment losses may be recorded when the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts based on the excess of the carrying amounts over the estimated fair value of the assets.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and indefinite-lived intangible assets recognized in connection with business combinations are not amortized to expense. Indefinite-lived intangible assets primarily consist of trademarks and trade names. Goodwill and indefinite-lived intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other.

Goodwill is tested for impairment at the applicable reporting unit level and is based on the net assets for the applicable reporting unit, including goodwill and intangible assets. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount.

The Gorman-Rupp Company        Annual Report 2012

If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit’s fair value or carrying amount involve significant judgments and assumptions. The judgments and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company-specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

If our qualitative assessment concludes that it is more likely than not that impairment exists then a quantitative assessment is required. In a quantitative assessment, a discounted cash flow model is used to estimate the fair value of each reporting unit which considers forecasted cash flows discounted at a market based weighted-average cost of capital. The forecasted cash flows are based on the Company’s long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return of market participants. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

The Company has completed its annual goodwill impairment test for each year presented and concluded no reporting unit was at risk of failing the impairment test for any periods presented herein.

In July 2012, the FASB issued Accounting Standards Update (“ASU”) 2012-02 which amends the rules for testing indefinite-lived intangible assets other than goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount similar to the goodwill impairment testing described above. The Company early-adopted ASU 2012-02 for its October 1, 2012 annual impairment test. The Company has completed its annual impairment test and concluded that the fair value of indefinite-lived intangible assets substantially exceeded the respective carrying values.

Revenue Recognition

The Company’s revenues from product sales are generally recognized when all of the following criteria are met: persuasive evidence of a sale arrangement exists, the price is fixed or determinable, product delivery has occurred or services have been rendered, there are no further obligations to customers and collectability is probable. Product delivery occurs when the risks and rewards of ownership and title pass, which normally occurs upon shipment to the customer.

Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a very good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2012, 2011 or 2010.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects related shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2012, 2011 and 2010 totaled $3.5 million, $3.4 million and $3.2 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are:

	2012	2011	2010
Balance at beginning of year	$1,228	$1,543	$1,863
Provision	1,394	1,081	1,217
Claims	(1,489)	(1,396)	(1,537)

Balance at end of year	$1,133	$1,228	$1,543

The Gorman-Rupp Company        Annual Report 2012

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Foreign Currency Translation

Assets and liabilities of the Company’s operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income (loss) within equity.

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in net income.

Fair Value

The carrying value of cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximates their fair value.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts for 2010 and 2011 have been reclassified to conform to the 2012 presentation.

Note B – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $561,000 and $433,000 at December 31, 2012 and 2011, respectively.

Note C – Inventories

Inventories are stated at the lower of cost or market. Replacement cost approximates current cost and the excess over LIFO cost is approximately $53.2 million and $50.7 million at December 31, 2012 and 2011, respectively. Allowances for excess and obsolete inventory totaled $3.3 million and $3.0 million at December 31, 2012 and 2011, respectively.

Note D – Financing Arrangements

On December 17, 2012, the Company borrowed $17.0 million under an unsecured bank loan agreement to finance the acquisition of American Turbine. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and matures in November 2013.

On October 1, 2010, the Company borrowed $35.0 million under an unsecured bank loan agreement to help finance the acquisition of National Pump Company. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and matures in November 2013 after being extended in 2011 and 2012 through first and second amendments to the loan agreement, respectively. At December 31, 2012 and 2011, $5.0 million and $10.0 million were outstanding against this agreement, respectively.

The Company may borrow up to $20.0 million with interest at LIBOR plus 0.75% or at alternative rates as selected by the Company under an unsecured bank line of credit which matures in November 2013. At December 31, 2012 and 2011, $19.3 million and $20.0 million, respectively, was available for borrowing after deducting $700,000 in outstanding letters of credit in 2012.

The Company also has a $10.0 million unsecured bank line of credit with interest at LIBOR plus 0.75% payable monthly which matures in May 2013. At December 31, 2012 and 2011, $4.9 million and $5.0 million, respectively, was available for borrowing after deducting $5.1 million and $5.0 million in outstanding letters of credit, respectively.

The financing arrangements described above contain nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2012, the Company was in compliance with all requirements.

Interest expense, which approximates interest paid, was $122,000, $179,000 and $175,000 in 2012, 2011 and 2010, respectively.

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expense relating to operating leases was $1.1 million, $866,000 and $852,000 in 2012, 2011 and 2010, respectively.

The future minimum lease payments due under these operating leases as of December 31, 2012 are:

2013	2014	2015	2016	2017	Thereafter	Total
$919	$781	$398	$356	$218	$1,410	$4,082

The Gorman-Rupp Company        Annual Report 2012

Note E – Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

			Accumulated
	Currency	Pension and	Other
	Translation	OPEB	Comprehensive
	Adjustments	Adjustments	Income (Loss)
Balance at January 1, 2010	$675	$(11,745)	$(11,070)
Current period credit	139	2,413	2,552
Income tax expense	—	(864)	(864)
Other	(46)	—	(46)

Balance at December 31, 2010	768	(10,196)	(9,428)
Current period charge	(886)	(9,012)	(9,898)
Income tax benefit	—	3,282	3,282

Balance at December 31, 2011	(118)	(15,926)	(16,044)
Current period credit (charge)	437	(987)	(550)
Income tax benefit	—	312	312

Balance at December 31, 2012	$319	$(16,601)	$(16,282)

Note F – Income Taxes

The components of income before income taxes are:

	2012	2011	2010
United States	$40,019	$37,329	$34,593
Foreign countries	2,428	5,356	3,740

	$42,447	$42,685	$38,333

The components of income tax expense are:

	2012	2011	2010
Current expense:
Federal	$11,542	$10,037	$6,369
Foreign	(324)	1,576	1,064
State and local	1,021	761	771

	12,239	12,374	8,204

Deferred expense (benefit):
Federal	2,109	1,429	4,138
Foreign	(189)	(101)	(42)
State and local	85	179	70

	2,005	1,507	4,166

Income tax expense	$14,244	$13,881	$12,370

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is:

	2012	2011	2010
Income taxes at statutory rate	$14,856	$14,940	$13,417
State and local income taxes, net of federal tax benefit	719	611	547
Research and development tax credits	—	(375)	(350)
Domestic production activities	(980)	(811)	(599)
Lower foreign taxes differential	(528)	(577)	(439)
Uncertain tax positions	(236)	49	(234)
Other	413	44	28

Income tax expense	$14,244	$13,881	$12,370

Deferred tax assets and liabilities consist of:

	2012	2011	2010
Deferred tax assets:
Inventories	$170	$49	$—
Accrued liabilities	2,430	2,506	2,237
Postretirement health benefits obligation	7,848	8,060	7,849
Pension	1,217	873	—
Other	452	1,634	1,834

	12,117	13,122	11,920
Deferred tax liabilities:
Inventories	—	—	391
Depreciation and amortization	14,376	13,419	11,524
Pension	—	—	2,001

	14,376	13,419	13,916

Net deferred tax liabilities	$(2,259)	$(297)	$(1,996)

The Company made income tax payments of $12.0 million, $10.3 million and $8.1 million in 2012, 2011 and 2010, respectively.

At December 31, 2012, total unrecognized tax benefits were $421,000. Of the total, $311,000 of unrecognized tax benefits, if ultimately recognized, would reduce the Company’s annual effective tax rate.

The Gorman-Rupp Company        Annual Report 2012

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2012	2011	2010
Balance at beginning of year	$1,423	$1,298	$1,461
Additions based on tax positions related to the current year	68	132	106
(Reduction) additions for tax positions of prior years	(1)	117	149
Reductions due to lapse of applicable statute of limitations	(131)	(124)	(157)
Settlements	(938)	—	(261)

Balance at end of year	$421	$1,423	$1,298

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2009.

During 2012, examinations were completed by the Canadian Revenue Agency for years 2004 through 2006 and by the Internal Revenue Service for 2009 and 2010. An adjustment for $140,000 was made to the 2009 and 2010 U.S. tax returns, which also resulted in a $40,000 refund on the Company’s Irish tax returns. An adjustment of $315,000 was made to the Company’s 2004 through 2008 Canadian tax returns, partially offset by approximately $250,000 from U.S. tax refunds due to additional foreign tax credits generated from the Canadian exam.

The statutes of limitations in taxing jurisdictions expire in varying periods. The Company has no unrecognized tax benefits recorded for periods which the relevant statutes of limitations expire in the next 12 months.

The Company has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries that might be payable if these earnings were repatriated since the Company considers these amounts to be permanently invested.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $91,000, $361,000 and $310,000 for the payment of interest and penalties at December 31, 2012, 2011 and 2010 respectively.

Note G – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan (“Plan”) covering certain domestic employees. Benefits are based on each covered employee’s years of service and compensation. The Plan is funded in conformity with the funding requirements of applicable U.S. regulations. The Plan was closed to new participants effective January 1, 2008. Employees hired after this date participate in an enhanced 401(k) plan instead of the defined benefit pension plan.

Additionally, the Company sponsors defined contribution pension plans covering certain domestic employees and all Canadian employees. Total contributions for the plans in 2012, 2011 and 2010 were $1.3 million, $1.0 million and $928,000, respectively.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to certain domestic and Canadian retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes and based on maximum benefits as defined by the plan, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2012 and is expected to remain constant going forward. A 5% rate of increase for retirees under age 65 was assumed.

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements. The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s consolidated balance sheets:

	Pension		Postretirement
	Plan		Plan
	2012	2011	2012	2011
Accumulated benefit obligation at end of year	$65,427	$58,278	$23,794	$24,094
Change in benefit obligation:
Benefit obligation at beginning of year	$72,325	$62,865	$24,094	$23,882
Service cost	3,188	2,856	1,156	1,052
Interest cost	2,803	3,068	871	1,107
Settlement	263	177	—	—
Benefits paid	(6,974)	(6,645)	(1,324)	(1,291)
Effect of foreign exchange	—	—	24	(20)
Actuarial loss or (gain)	9,543	10,004	(1,027)	(636)

Benefit obligation at end of year	$81,148	$72,325	$23,794	$24,094

The Gorman-Rupp Company        Annual Report 2012

	Pension Plan		Postretirement Plan
	2012	2011	2012	2011
Change in plan assets:
Fair value of plan assets at beginning of year	$65,754	$64,150	$—	$—
Actual return on plan assets	7,651	1,049	—	—
Employer contributions	7,200	7,200	1,324	1,291
Benefits paid	(6,974)	(6,645)	(1,324)	(1,291)

Fair value of plan assets at end of year	73,631	65,754	—	—

Funded status at end of year	$(7,517)	$(6,571)	$—	$—

Amounts recognized in the Consolidated Balance Sheets consist of:
Current liabilities	$—	$—	$(1,394)	$(1,389)
Noncurrent liabilities	(7,517)	(6,571)	(22,399)	(22,705)

	$(7,517)	$(6,571)	$(23,793)	$(24,094)

Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial loss or (gain)	$35,029	$33,658	$(8,154)	$(7,770)
Deferred tax (benefit) expense	(13,434)	(12,931)	3,160	2,969

After tax actuarial loss or (gain)	$21,595	$20,727	$(4,994)	$(4,801)

Components of net periodic benefit cost:
Service cost	$3,188	$2,856	$1,156	$1,052
Interest cost	2,803	3,068	871	1,107
Expected return on plan assets	(4,591)	(4,539)	—	—
Recognized actuarial loss or (gain)	2,441	1,675	(647)	(656)
Settlement loss	2,935	3,010	—	—

Net periodic benefit cost	$6,776	$6,070	$1,380	$1,503
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:
Net loss (gain)	$1,371	$8,985	$(384)	$20

Total expense recognized in net periodic benefit cost and other comprehensive loss	$8,147	$15,055	$996	$1,523

During the fourth quarter of 2012 and 2011, the Company recorded non-cash settlement losses relating to retirees that received lump-sum distributions from the Company’s defined benefit pension plan totaling $2.9 million and $3.0 million, respectively. These charges were the result of lump-sum payments to retirees in 2012 and 2011 which exceeded the plan’s actuarial service and interest costs threshold in each of 2012 and 2011.

The prior service cost is amortized on a straight-line basis over the average estimated remaining service period of active participants. The unrecognized actuarial gain or loss in excess of the greater of 10% of the benefit obligation or the market value of plan assets is also amortized on a straight-line basis over the average estimated remaining service period of active participants.

	Pension Benefits		Postretirement Benefits
	2012	2011	2012	2011
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	3.40%	4.00%	3.20%	3.76%
Rate of compensation increase	3.50%	3.50%	—	—
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	4.00%	5.00%	3.76%	4.85%
Expected long-term rate of return on plan assets	7.00%	7.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

The investment return of the Company’s Pension Plan asset allocation is currently measured against those of a target portfolio consisting of 60% fixed income securities and 40% equities.

Currently, equities (including all convertible securities) may comprise up to 70% of the Plan’s assets market value, with a minimum requirement of 20%. Fixed income/ floating rate securities (including preferred stocks and cash equivalents) should not exceed 80% of the Plan’s market value and may represent as little as 30%. Cash and cash equivalents (including all senior debt securities with less than one year to maturity) may comprise up to 40% of the Plan’s market value.

The Gorman-Rupp Company        Annual Report 2012

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Cash and cash equivalents may constitute zero assets in the account at the manager’s discretion. Non-U.S. corporate securities may comprise up to 35% of the account.

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology. Level 1 assets are based on unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets. Level 2 assets are valued at inputs other than quoted prices in active markets for identical assets that are observable either directly or indirectly for substantially the full term of the assets. Level 3 assets are valued based on unobservable inputs for the asset (i.e., supported by little or no market activity). These inputs include management’s own assessments about the assumptions that market participants would use in pricing assets (including assumptions about risk). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

All of the Plan’s assets are in level 1 within the fair value hierarchy, and the following table sets forth by asset class the Pension Plan’s assets:

	2012	%	2011	%
Asset allocation by category:
U.S. equity	$18,073	25	$12,439	19
Non-U.S. equity	9,555	13	6,493	10
Balanced	6,210	8	7,961	12
U.S. fixed income	39,778	54	38,837	59
Cash and cash equivalents	15	—	24	—

Total fair value of Plan assets	$73,631	100	$65,754	100

Contributions

The Company currently expects to contribute $7.2 million to its Pension Plan in 2013.

Expected future benefit payments

Future benefit payments are expected to be paid as follows based on most recent actuarial calculations:

	2013	2014	2015	2016	2017	Thereafter
Pension	$4,776	$6,837	$6,723	$5,924	$6,677	$32,292
Postretirement	1,416	1,430	1,489	1,561	1,642	9,234

A one percentage point increase in the assumed health care trend rate would increase postretirement expense by approximately $213,000, changing the benefit obligation by approximately $2.0 million; while a one percentage point decrease in the assumed health care trend rate would decrease postretirement expense by approximately $201,000, changing the benefit obligation by approximately $1.9 million.

A one percentage point change in the assumed rate of return on the defined benefit pension plan assets is estimated to have an approximate $656,000 effect on pension expense. Additionally, a one percentage point increase in the discount rate is estimated to have a $1.4 million decrease in pension expense, while a one percentage point decrease in the discount rate is estimated to have a $1.6 million increase in pension expense.

Note H —  Goodwill and Other Intangible Assets

The major components of goodwill and other intangible assets are:

	2012		2011
	Historical	Accumulated	Historical	Accumulated
	Cost	Amortization	Cost	Amortization
Finite-lived intangible assets:
Customer relationships	$8,366	$1,582	$5,274	$1,011
Technology & drawings	5,790	1,379	4,600	1,118
Other intangibles	1,560	1,453	1,557	1,413

Total finite-lived instansible assets	15,716	4,414	11,431	3,542
Goodwill	17,452	—	14,672	—
Trade names & trademarks	3,532	—	2,920	—

Total	$36,700	$4,414	$29,023	$3,542

The Gorman-Rupp Company        Annual Report 2012

Amortization of intangible assets in 2012, 2011 and 2010 was $869,000, $955,000 and $421,000, respectively. Amortization of these intangible assets for 2013 through 2017 is expected to approximate $1.2 million per year. Pursuant to the acquisitions described in Note J, the Company recognized customer relationships of $3.1 million, technology and drawings of $1.2 million, trade names and trademarks of $612,000 and goodwill of $2.8 million. The remaining changes occurring in 2012 relate to foreign currency translation effects and amortization.

Note I – Business Segment Information

The Company operates in one business segment comprising the design, manufacture and sale of pumps and pump systems. The Company’s products are used in water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications. The pumps and pump systems are marketed in the United States and worldwide through a network of more than 1,000 distributors, through manufacturers’ representatives, through third-party distributor catalogs and by direct sales. International sales are made primarily through foreign distributors and representatives. The Company sells to more than 120 countries around the world. The components of customer sales, determined based on the location of customers are:

	2012	%	2011	%	2010	%
United States	$239,153	64	$241,405	67	$180,705	61
Foreign countries	136,538	36	118,085	33	116,103	39

Total	$375,691	100	$359,490	100	$296,808	100

Note J – Acquisitions

During the year ended December 31, 2012, the Company completed two business combinations. The results of operations of the acquired companies have been included in Gorman-Rupp’s consolidated results since the effective date of each transaction. The Company financed the all-cash acquisitions through cash on hand and borrowed $17.0 million under a short-term unsecured bank loan agreement. Supplemental pro forma information has not been provided as the acquisitions did not have a material impact on the Company’s consolidated results of operations individually or in aggregate.

In September, the Company’s wholly-owned subsidiary, G-R Africa, purchased the business of Pumptron through internally generated cash flows. Pumptron has been an international value-added distributor for Gorman-Rupp for over 25 years and will further enhance the Company’s continuing international expansion. Founded in 1986, Pumptron is a leading provider of water-related pumping solutions primarily serving the construction, mining, agricultural and municipal markets in South Africa and increasingly throughout other Sub-Sahara African countries. Pumptron is headquartered in Johannesburg with operating locations in Cape Town and Durban, all in South Africa, and had approximately $10 million in revenue primarily from sales of Gorman-Rupp products during its fiscal year 2012.

In December, the Company’s wholly-owned subsidiary, National Pump Company, acquired substantially all of the assets and certain liabilities of American Turbine. Founded in 1975, American Turbine is a group of companies that collectively are a leading manufacturer and distributor of energy-efficient vertical turbine and submersible pumps primarily serving agricultural, municipal and industrial markets, both domestically and globally. During 2011, American Turbine had approximately $15 million in revenue from sales of its products through its Lubbock, Texas headquarters and two other locations in Houston, Texas and Fresno, California. American Turbine will expand sales in target growth markets and complement existing brands of National Pump Company which was acquired in 2010. In addition, the acquired facilities will provide additional capacity, including machining and testing capabilities.

The Gorman-Rupp Company        Annual Report 2012

Management’s Discussion and Analysis

Executive Overview and Outlook

The Gorman-Rupp Company is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company attributes its success to long-term product quality, applications and performance combined with delivery and service, and continually develops initiatives to improve performance in these key areas.

Gorman-Rupp actively pursues growth opportunities through organic growth, international business opportunities and acquisitions. We continually invest in training for our employees, new product development and modern manufacturing equipment and technology designed to increase production efficiency and capacity and drive growth by delivering innovative solutions to our customers.

The following discussion of results of operations includes certain non-GAAP financial measures. The adjusted gross margins, operating margins and earnings per share amounts exclude non-cash pension settlement charges. Management utilizes these adjusted financial measures to assess comparative operations against those of prior periods without the distortion of this non-operating factor. The Company believes that these non-GAAP financial measures will be useful to investors as well as to assess the continuing strength of the Company’s underlying operations.

The Company achieved record sales during 2012 and attained its 40th consecutive year of increased cash dividends paid to shareholders. Taking advantage of our strong financial flexibility, the Company continued to make strategic investments during 2012 for future growth. These investments included the international acquisition of South Africa-based Pumptron and the domestic acquisition of Texas-based American Turbine which complement and broaden our existing pump and pump systems portfolio and provide additional opportunities for global expansion of our major water markets and certain non-water markets. Pumptron and American Turbine were acquired in the third and fourth quarters of 2012, respectively, and are included in the operating results from their effective dates of acquisition.

Net sales for the year ended December 31, 2012 increased 4.5% to a record $375.7 million compared to $359.5 million during the same period in 2011. Encouragingly, total international sales increased more than 15% to a record $136.5 million. Sales improved 6.0% in our larger water end markets and 4.9% in our non-water end markets. Major contributions to water market sales were international shipments of pumps for fire protection and an increase in agricultural market sales, partially offset by reduced construction market demand for pumps for natural gas drilling applications and from rental businesses. The increase in non-water market sales was primarily due to petroleum market shipments and international industrial market shipments.

Gross profit was $90.2 million in 2012, resulting in gross margin of 24.0% compared to 24.4% in 2011. The decline in gross margin was principally due to a less favorable product mix combined with increases in healthcare costs and depreciation expense. Operating income was $42.2 million resulting in operating margin of 11.2% compared to 12.0% in 2011. The decline in operating margin was further impacted by non-recurring acquisition-related expenses. The Company recognized a $2.9 million non-cash pension settlement charge in the fourth quarter 2012; this was comparable to the $3.0 million non-cash pension settlement charge recorded in the fourth quarter 2011. Excluding these non-cash charges, gross margin was 24.5% and 25.0% and operating margin was 12.0% and 12.8% for 2012 and 2011, respectively.

Net income for 2012 was $28.2 million, the Company’s second highest net income, compared to a record $28.8 million in 2011. Earnings per share were $1.34 and $1.37 for the respective years. Excluding the decreases of $0.09 and $0.10 per share due to the non-cash pension settlement charges described above, earnings per share were $1.43 and $1.47 for 2012 and 2011, respectively.

The Company’s backlog of orders was $143.4 million at December 31, 2012 compared to $155.5 million a year ago and $146.7 million at September 30, 2012. The Company could see the backlog increase in the second

The Gorman-Rupp Company        Annual Report 2012

quarter of 2013 by approximately $70 million based on a letter of intent to the Company to supply major flood control pumps to a member of a joint venture construction group for a significant New Orleans flood control project as announced by the Company on October 1, 2012. The award of this joint venture project has been protested by unsuccessful bidders and is expected to be resolved by mid-2013.

The Company’s consolidated balance sheet continues to remain strong with $20.4 million of cash, cash equivalents and short-term investments at December 31, 2012. The Company generated $32.6 million in operating cash flow during 2012 compared to $21.1 million during 2011 and has excellent liquidity and flexibility. Working capital increased 5.6% to $110.9 million at December 31, 2012 compared to $105.0 million a year ago largely due to increased inventory of additional engines to reduce future delivery lead-times and from the two acquisitions made during the latter part of 2012. Short-term debt totaled $22.0 million at year end 2012 which includes $17.0 million borrowed by the Company in the fourth quarter 2012 to finance the acquisition of American Turbine.

Incoming orders have moderated from record levels experienced during 2011 in some key end markets. Although we are encouraged by our growth in the agriculture, petroleum and international markets during 2012, we anticipate the municipal and construction markets to remain somewhat sluggish for the near future due to the ongoing uncertain domestic economy. The Company remains focused on providing high quality products and maintaining a very strong balance sheet which provides excellent financial flexibility to position us for future growth opportunities.

We believe that the Company is well positioned to grow organically at generally comparable operating margins over the long term by expanding our customer base, both domestically and globally, and through new product offerings. We expect that the increasing need for water and wastewater infrastructure rehabilitation within the United States, and similar needs internationally, along with increasing demand for pumps and pump systems for industrial and agricultural applications, will provide excellent growth opportunities for Gorman-Rupp in the future.

Results of Operations – 2012 Compared to 2011:

The Company attained record net sales of $375.7 million in 2012 compared to net sales of $359.5 million in 2011, an increase of $16.2 million or 4.5%. Sales improved 6.0% in our larger water markets group and 4.9% in our non-water markets. Sales of repair parts decreased 3.5% during the year as sales during 2011 were bolstered by pent-up demand.

Major contributions to water market sales were increased international shipments of pumps of $10.3 million for fire protection as a result of more higher-priced, heavily engineered products and increased sales for the agricultural market of $7.1 million primarily due to agricultural cash-flow benefits from high commodity prices and drought conditions in the United States. Partially offsetting these increases were lower sales for the construction market of $6.3 million due to reduced demand for pumps for natural gas drilling applications and from sales to rental businesses. The growth in non-water market sales was primarily due to increased petroleum market shipments of pumps of $4.5 million for the domestic pipeline industry and in industrial market shipments of $2.4 million primarily for desalination.

International sales were a record $136.5 million in 2012 compared to $118.1 million in 2011, an increase of $18.5 million or 15.6%. International sales represented 36.3% and 32.8% of total sales for the Company in 2012 and 2011, respectively. The increase is primarily due to higher sales in the fire protection market noted above.

The Company’s backlog of orders was $143.4 million at December 31, 2012 compared to $155.5 million a year ago and $146.7 million at September 30, 2012. The expected decrease in backlog from December 31, 2011 was primarily due to anticipated shipments combined with anticipated lower incoming orders from the construction, municipal, industrial and OEM markets during the year ended December 31, 2012. Approximately 92% of the Company’s backlog of unfilled orders at December 31, 2012 is scheduled to be shipped during 2013, with the remainder during early 2014.

Cost of products sold in 2012 was $285.5 million compared to $271.7 million in 2011, an increase of $13.9 million or 5.1%. Gross profit was $90.2 million

The Gorman-Rupp Company        Annual Report 2012

Management’s Discussion and Analysis

in 2012 compared to $87.8 million in 2011, an increase of 2.6% resulting in gross margins of 24.0% and 24.4% in 2012 and 2011, respectively. Excluding the non-cash pension settlement charges described above, gross margins were 24.5% and 25.0% for 2012 and 2011, respectively. The decrease in gross profit primarily reflects increased material costs due to a less favorable product mix combined with increases in healthcare costs of 20 basis points and in depreciation expense of 10 basis points due to larger than normal capital expenditures during 2012.

Selling, general and administrative (“SG&A”) expenses for 2012 were $48.0 million, or 12.8% of net sales, compared with $44.8 million, or 12.5% of net sales for 2011. The increase in SG&A expenses as a percent of net sales was primarily driven by the impact of acquisitions during 2012, including non-recurring acquisition-related expenses of 10 basis points. In addition, travel and advertising expenses increased 10 basis points.

Operating income in 2012 was $42.2 million compared to $43.0 million in 2011, resulting in operating margins of 11.2% and 12.0%, respectively. Excluding the non-cash pension settlement charges described above, operating margins were 12.0% and 12.8% for 2012 and 2011, respectively.

The effective income tax rate was 33.6% in 2012 compared to 32.5% in 2011. The difference in the effective tax rate is primarily due to the federal research and development tax credit that was not enacted for 2012 until January 2013, and not permitted to be recorded in 2012 under current accounting regulations. The effective tax rate was also unfavorably impacted by I.R.S. audit adjustments paid in 2012 relating to transfer pricing for tax years 2009 and 2010.

Net income for 2012 was $28.2 million, the Company’s second highest, compared to a record $28.8 million in 2011, a decrease of $601,000 or 2.1%. The non-cash pension settlement charges described above reduced net income by $1.9 million and $2.0 million in 2012 and 2011, respectively. As a percent of net sales, net income was 7.5% and 8.0% in 2012 and 2011, respectively.

Earnings per share were $1.34 in 2012 compared to $1.37 in 2011, a decrease of $0.03 per share or 2.1%. The non-cash pension settlement charges described above reduced net income by $0.09 and $0.10 per share in 2012 and 2011, respectively.

Results of Operations – 2011 Compared to 2010:

The Company attained record net sales of $359.5 million in 2011 compared to net sales of $296.8 million in 2010, an increase of $62.7 million or 21.1%. The increase in net sales principally resulted from improved economic and business conditions in 2011 compared to 2010, with increases in sales in most of the markets the Company serves.

Sales in the industrial and construction markets increased $18.6 million and $17.8 million from 2010, respectively, primarily due to volume growth related to increases in oil and gas drilling and the expansion and replacement of heavy equipment user fleets. Sales into the agriculture and petroleum markets increased $15.9 million and $6.2 million, respectively, primarily due to the acquisition of National Pump Company. The municipal market sales increased $11.3 million from 2010, principally due to higher demand for pumps supplied for domestic flood control projects. Partially offsetting these increases were decreases in the OEM market of $3.3 million related to slow power generation demand and the fire protection market of $9.3 million primarily due to a decline in international sales as a result of an unstable global economy.

International sales amounted to $118.1 million in 2011 compared to $116.1 million in 2010, an increase of $2.0 million or 1.7%. International sales represented 33% and 39% of total sales for the Company in 2011 and 2010, respectively. The percentage decrease is primarily due to the increase in the domestic sales ratio as a result of the acquisition of National Pump Company and a decline in international fire protection sales as a result of an unstable global economy.

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

The Gorman-Rupp Company        Annual Report 2012

Cost of products sold in 2011 was $271.7 million compared to $220.5 million in 2010, an increase of $51.2 million or 23.2%. Gross profit was $87.8 million in 2011 compared to $76.3 million in 2010, an increase of 15.1% resulting in gross margins of 24.4% and 25.7% in 2011 and 2010, respectively. The increase in gross profit primarily reflects higher sales volume and the acquisition of National Pump Company. The decline in gross margin results largely from $2.0 million of the total $3.0 million GAAP-required pension settlement charge discussed above recorded in cost of products sold. In addition, 2011 results include increased LIFO expense of $4.2 million principally due to a non-recurring benefit in 2010 from the partial liquidation of LIFO quantities and historically lower post-recessionary producer price indexes.

Selling, general and administrative expenses for 2011 were $44.8 million, or 12.5% of net sales, compared with $37.4 million, or 12.6% of net sales for 2010. The $7.5 million increase was primarily due to higher sales volume and the impact of the acquisition of National Pump Company. Also, pension expense increased $1.0 million as part of the total $3.0 million GAAP-required pension settlement charge discussed above.

Operating income in 2011 was unfavorably impacted by a GAAP-required $3.0 million non-cash pension settlement charge discussed above and a full year of additional amortization expense of intangible assets of $540,000 related to the acquisition of National Pump Company. In the future, the Company will not incur further expense associated with building demolition and property reclamation relating to the former Mansfield manufacturing and office facilities, which were $770,000 and $556,000 in 2011 and 2010, respectively, as these activities were completed during 2011.

The effective income tax rate was 32.5% in 2011 compared to 32.3% in 2010.

Net income for 2011 was a record $28.8 million compared to $26.0 million in 2010, an increase of $2.8 million or 10.8%. The non-cash pension settlement charge described above reduced net income by $2.0 million. As a percent of net sales, net income was 8.0% and 8.7% in 2011 and 2010, respectively.

Earnings per share were $1.37 in 2011 compared to $1.24 in 2010, an increase of $0.13 per share or 10.5%.

The non-cash pension settlement charge described above reduced net income by $0.10 per share in 2011.

Trends

The Company does not believe that it is exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with letters of credit.

For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and two of its subsidiaries remain drawn into mass-scale asbestos-related litigation, typically as one of many co-defendants in a particular proceeding; the vast majority of these cases are against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. During the fourth quarter 2011, Patterson Pump Company entered into an agreement with plaintiffs’ counsel for the voluntary dismissal of more than 95% of the cases against it at no cost to Patterson Pump Company or its insurer. In sixty-five cases the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by its insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests. Management does not currently believe that the small number of legal proceedings arising in the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company’s consolidated results of operations, liquidity or financial condition.

The Gorman-Rupp Company        Annual Report 2012

Management’s Discussion and Analysis

Liquidity and Sources of Capital

The Company places a strong emphasis on cash flow generation and having excellent liquidity and financial flexibility. This focus has afforded us the ability to strategically deploy our cash resources while preserving a strong balance sheet to position us for future opportunities. The $82.3 million of cash generated by operating activities over the past three years was used primarily to fund growth-oriented acquisitions and productivity-enhancing capital expenditures, pay dividends, repay acquisition-related short-term debt and fund the Company’s defined benefit pension plan.

Cash, cash equivalents and short-term investments totaled $20.4 million and there was $22.0 million in outstanding bank debt at December 31, 2012. In addition, the Company had $24.2 million available in bank lines of credit after deducting $5.8 million in outstanding letters of credit primarily related to customer orders. The Company was in compliance with its nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, at December 31, 2012.

Capital expenditures for 2013, consisting principally of machinery and equipment, are estimated to be in the range of $10 to $12 million and are expected to be financed through internally generated funds and existing lines of credit. During 2012, 2011 and 2010, the Company financed its capital improvements and working capital requirements principally through internally generated funds.

Working capital increased 5.6% to $110.9 million at December 31, 2012 compared to $105.0 million a year ago largely due to increased inventory of additional engines to reduce future delivery lead-times and from the two acquisitions made during the latter part of 2012. The Company’s days sales in accounts receivable, days in accounts payable and inventory turnover rates were:

	2012	2011	2010
Days sales in accounts receivable	56	55	55
Days in accounts payable	28	27	26
Inventory turnover ratio	2.1	2.3	2.2

Gross cash flow, representing net income plus depreciation and amortization, was $40.3 million for 2012 and 2011 and $36.6 million for 2010.

Financial Cash Flow

Net cash provided by operating activities was $32.6 million, $21.1 million and $28.6 million for 2012, 2011 and 2010, respectively. The primary driver of operating cash flows during 2012 was net earnings after removing the impact of non-cash pension settlement charges and reductions in growth of both inventory and accounts receivable compared to 2011 and 2010. Increased sales during 2011 and 2010 resulted in increased inventory and accounts receivable during these years, whereas these items generally declined during the severe 2009 recession.

Cash used for investing activities was $36.4 million, $10.2 million and $42.7 million for 2012, 2011 and 2010, respectively. Net cash paid for acquisitions was $20.8 million in 2012 and $33.9 million in 2010. Capital expenditures were approximately $16.4 million, $11.2 million and $8.3 million in 2012, 2011 and 2010, respectively. The increase in capital expenditures in 2012 was primarily due to investments in machinery and equipment and expansion of the National Pump Company facilities.

Net cash provided by (used for) financing activities was $3.8 million in 2012, ($22.4) million in 2011 and $1.7 million in 2010. During 2012, financing activities consisted principally of short-term bank borrowings of $17.0 million used to finance the acquisition of American Turbine. In addition, the Company repaid short-term bank borrowings of $5.0 million and paid dividends of $8.2 million.

The changes in foreign currency translation against the U.S. dollar decreased cash by $77,000 and $572,000 in 2012 and 2011, respectively and increased cash by $130,000 in 2010.

The ratio of current assets to current liabilities was 2.7 to 1 and 3.1 to 1 at December 31, 2012 and 2011, respectively. Management believes that cash on hand, combined with cash provided by operating activities and existing financing capabilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the expected payment of quarterly dividends, and principal and interest on debt outstanding.

The Gorman-Rupp Company        Annual Report 2012

On January 24, 2013, the Board of Directors authorized the payment of a quarterly dividend of $0.10 per share, representing the 252nd consecutive quarterly dividend to be paid by the Company. During 2012 the Company again paid increased dividends and thereby attained its 40th consecutive year of increased dividends. These consecutive years place Gorman-Rupp in the top 50 of all U.S. public companies with respect to number of consecutive years of increased dividend payments. The dividend yield at December 31, 2012 was 1.3%. Due to several stock splits, the dividend yield on shares held since the Company’s initial public offering in 1968 was 28.7% at December 31, 2012.

The Company currently expects to continue its long history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company’s financial condition and business outlook at the applicable time.

Contractual Obligations

Capital commitments in the table below include commitments to purchase machinery and equipment that have been approved by the Board of Directors and are enforceable and legally binding on the Company. These capital commitments do not represent the entire anticipated purchases in the future, but represent only those material items for which the Company is contractually obligated as of December 31, 2012. Also, the Company has some operating leases for certain specified offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $1.1 million, $866,000 and $852,000 in 2012, 2011 and 2010, respectively.

The following table summarizes the Company’s contractual obligations at December 31, 2012:

(Thousands of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital commitments	$560	$560	$—	$—	$—
Operating leases	4,082	919	1,179	574	1,410

Total	$4,642	$1,479	$1,179	$574	$1,410

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

The Gorman-Rupp Company        Annual Report 2012

Management’s Discussion and Analysis

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

Pension Plans and Other Postretirement Benefit Plans

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements. The measurement of liabilities related to pension plans and other postretirement benefit plans is based on management’s assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases and health care cost trend rates. Actual pension plan asset performance will either reduce or increase pension losses included in accumulated other comprehensive loss, which ultimately affects net income. The Company uses a measurement date of December 31 for benefit plan determinations. The discount rates used to determine the present value of future benefits are based on estimated yields of investment grade fixed income investments.

The discount rate used to value pension plan obligations was 3.40% and 4.00% in 2012 and 2011, respectively. The discount rate used to value postretirement obligations was 3.20% and 3.76% at December 31, 2012 and 2011, respectively. The discount rate was determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date. The expected rate of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The rate for 2012 and 2011 was 7.00%. Actual pension plan asset performance will either reduce or increase unamortized losses included in accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.5% in 2012 and 2011.

Substantially all retirees elect to take lump sum settlements of their benefits. This subjects the Company to the risk of exceeding an actuarial threshold computed on an annual basis and triggering a GAAP-required non-cash pension settlement loss. This event occurred in 2012, 2011 and in 2003.

The assumption used for the rate of increase in medical costs over the next five years was unchanged in 2012 from 2011. A one percentage point increase in the assumed health care trend rate would increase postretirement expense by approximately $213,000, changing the benefit obligation by approximately $2.0 million; while a one percentage point decrease in the assumed health care trend rate would decrease postretirement expense by approximately $201,000, changing the benefit obligation by approximately $1.9 million.

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

Goodwill and indefinite-lived intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with ASC 350, Intangibles – Goodwill and Other.

The Gorman-Rupp Company        Annual Report 2012

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

In assessing the qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we identify and assess relevant drivers of fair value and events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of relevant events and circumstances and how these may impact a reporting unit’s fair value or carrying amount involve significant judgments and assumptions. The judgments and assumptions include the identification of macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, Company specific events and share price trends and making the assessment on whether each relevant factor will impact the impairment test positively or negatively and the magnitude of any such impact.

When performing a quantitative assessment of goodwill impairment if necessary, a discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company’s long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

Based upon our fiscal 2012 and 2011 qualitative impairment analyses, the Company concluded that it is more likely than not that the fair value of our reporting units continued to substantially exceed the respective carrying amounts.

Indefinite-lived intangible assets primarily consist of trademarks and trade names. In July 2012, the FASB issued ASU 2012-02 which amends the rules for testing indefinite-lived intangible assets other than goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount similar to the goodwill impairment testing described above. The Company early adopted ASU 2012-02 for its October 1, 2012 annual impairment test. The Company has completed its annual impairment test and concluded that the fair value of indefinite-lived intangible assets substantially exceeded the respective carrying values.

When performing a quantitative assessment of indefinite lived intangible assets impairment if necessary, the fair value of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability.

Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.

Other Matters

Transactions with related parties are in the ordinary course of business and are not material to the Company’s balance sheets, statements of income or cash flows.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2012. This report is included on the following page.

/s/ Jeffery S. Gorman

Jeffery S. Gorman

President and Chief Executive Officer

/s/ Wayne L. Knabel

Wayne L. Knabel

Chief Financial Officer

March 4, 2013

The Gorman-Rupp Company        Annual Report 2012

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders

of The Gorman-Rupp Company

We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board

(United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2012 of The Gorman-Rupp Company and our report dated March 4, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

March 4, 2013

The Gorman-Rupp Company        Annual Report 2012

Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2012	2011	2010	2009
Operating Results
Net sales	$375,691	$359,490	$296,808	$266,242
Gross profit	90,151	87,837	76,337	61,773
Income taxes	14,244	13,881	12,370	8,986
Net income	28,203	28,804	25,963	18,269
Depreciation and amortization	12,066	11,459	10,601	8,955
Interest expense	122	179	175	170
Return on net sales (%)	7.5	8.0	8.7	6.9
Sales dollars per employee	326.4	327.1	304.4	264.1
Income dollars per employee	24.5	26.2	26.6	18.1
Financial Position
Current assets	$175,675	$155,872	$143,194	$131,400
Current liabilities	64,821	50,873	59,678	43,175
Working capital	110,854	104,999	83,516	88,225
Current ratio	2.7	3.1	2.4	3.0
Property, plant and equipment—net	$123,066	$114,349	$113,526	$108,523
Capital additions—net	16,373	11,175	8,310	38,071
Total assets	335,183	298,700	286,707	249,424
Long-term debt	—	—	—	—
Equity	234,719	214,764	199,834	177,612
Dividends paid	8,188	7,430	7,024	6,767
Average number of employees	1,151	1,099	975	1,008
Shareholder Information
Earnings per share	$1.34	$1.37	$1.24	$0.87
Cash dividends per share	0.390	0.354	0.336	0.324
Equity per share at December 31	11.18	10.23	9.56	8.50
Average number of shares outstanding	20,993,893	20,987,663	20,905,728	20,886,309

Summary of Quarterly Results of Operations

(Thousands of dollars, except per share amounts)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2012 and 2011:

Quarter Ended 2012	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$102,825	$26,674	$10,241	$0.49
Second quarter	92,583	22,741	7,568	0.36
Third quarter	91,626	21,830	6,706	0.32
Fourth quarter	88,657	18,906	3,688	0.17

Total	$375,691	$90,151	$28,203	$1.34

The Gorman-Rupp Company        Annual Report 2012

2008	2007	2006	2005	2004	2003	2002

$330,646	$305,562	$270,910	$231,249	$203,554	$195,826	$195,081
77,089	67,452	58,676	47,071	42,425	41,851	41,451
13,297	12,524	8,654	6,235	5,075	4,613	5,267
27,197	22,859	19,072	10,903	9,277	9,787	8,936
7,848	7,597	6,688	6,808	7,179	7,274	7,035
45	49	41	25	40	56	72
8.2	7.5	7.0	4.7	4.6	5.0	4.6
302.5	286.9	258.3	233.3	211.4	196.4	185.1
24.9	21.5	18.2	11.0	9.6	9.8	8.5

$134,266	$135,288	$120,118	$110,501	$96,974	$95,718	$85,315
35,569	33,481	27,646	28,219	21,112	21,908	19,282
98,697	101,807	92,472	82,282	75,862	73,810	66,033
3.8	4.0	4.3	3.9	4.6	4.4	4.4
$80,406	$59,970	$52,351	$51,505	$54,812	$54,338	$57,757
27,909	12,826	7,258	3,189	7,500	3,698	5,765
231,538	211,534	187,540	179,541	165,673	162,395	154,302
—	—	—	—	—	—	291
159,206	149,960	128,142	127,048	121,898	117,918	112,912
6,682	6,503	6,126	5,983	5,907	5,809	5,550
1,093	1,065	1,049	991	963	997	1,054

$1.30	$1.10	$0.91	$0.53	$0.44	$0.46	$0.43
0.320	0.310	0.292	0.286	0.283	0.278	0.266
7.62	7.18	6.14	6.09	5.84	5.66	5.42
20,881,513	20,876,469	20,871,203	20,865,341	20,858,746	20,851,433	20,844,109

Quarter Ended 2011	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$84,074	$21,386	$7,119	$0.34
Second quarter	92,159	24,249	8,925	0.42
Third quarter	90,215	22,467	7,655	0.37
Fourth quarter	93,042	19,735	5,105	0.24

Total	$359,490	$87,837	$28,804	$1.37

The Gorman-Rupp Company        Annual Report 2012

Shareholder Information

Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company,

NYSE MKT Composite Index and SIC Code Index

ASSUMES $100 INVESTED ON JANUARY 1, 2008 AND DIVIDENDS REINVESTMENT THROUGH YEAR ENDING DECEMBER 31, 2012.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company’s common shares against the cumulative total return of the NYSE MKT Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2008 and ending December 31, 2012. The issuers in the SIC Code Index were selected on a line-of-business basis by reference to SIC Code 3561— Pumps and Pumping Equipment. The SIC Code Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Entech Solar Inc., Flowserve Corp., Graco Inc., Idex Corp., ITT Corp., Pentair Limited, Robbins & Myers Inc., The Gorman-Rupp Company and Xylem Inc.

Quarterly Stock Prices and Dividends

The high and low sales price and dividends per share for common shares traded on the NYSE MKT Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2012		2011		2012	2011
	High	Low	High	Low
First quarter	$34.65	$27.19	$31.58	$24.39	$0.090	$0.084
Second quarter	29.50	26.68	36.74	29.61	0.100	0.090
Third quarter	31.55	26.56	35.40	22.10	0.100	0.090
Fourth quarter	29.97	25.51	29.70	22.60	0.100	0.090

There were approximately 8,027 shareholders as of February 1, 2013, of which 1,590 were registered holders of common shares.

Safe Harbor Statement

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement: This Annual Report contains various forward-looking statements based on assumptions concerning The Gorman-Rupp Company’s operations, future results and prospects. These forward-looking statements are based on current expectations about important economic, political, and technological factors, among others, and are subject to risks and uncertainties, the absence of which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include, but are not limited to: (1) continuation of the current and projected future business environment, including interest rates and capital and consumer spending; (2) competitive factors and competitor responses to Gorman-Rupp initiatives; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; and (7) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.