Form 10-K, Exhibit 13
period 2013-12-31
GORMAN RUPP CO
filed 2014-03-10
CIK 42682

Exhibit 13

The Gorman-Rupp Company        Annual Report 2013

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders of

The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 10, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 10, 2014

The Gorman-Rupp Company        Annual Report 2013

Consolidated Statements of Income

	Year ended December 31,
(Thousands of dollars, except per share amounts)	2013	2012	2011
Net sales	$391,665	$375,691	$359,490
Cost of products sold	298,010	285,540	271,653

Gross profit	93,655	90,151	87,837
Selling, general and administrative expenses	51,734	47,968	44,843

Operating income	41,921	42,183	42,994
Other income	3,050	907	409
Other expense	(694)	(643)	(718)

Income before income taxes	44,277	42,447	42,685
Income taxes	14,173	14,244	13,881

Net income	$30,104	$28,203	$28,804

Earnings per share	$1.15	$1.07	$1.10

Average number of shares outstanding	26,249,324	26,242,366	26,234,579

Share amounts have been restated to reflect the 5 for 4 stock split effective December 10, 2013.

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year ended December 31,
(Thousands of dollars)	2013	2012	2011
Net income	$30,104	$28,203	$28,804
Cumulative translation adjustments	(1,381)	437	(886)
Pension and postretirement medical liability adjustments, net of tax	9,202	(675)	(5,730)

Other comprehensive income (loss)	7,821	(238)	(6,616)

Comprehensive income	$37,925	$27,965	$22,188

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2013

Consolidated Balance Sheets

	December 31,
(Thousands of dollars)	2013	2012
Assets
Current assets:
Cash and cash equivalents	$31,123	$20,119
Short-term investments	253	254
Accounts receivable – net	59,374	58,712
Inventories – net:
Raw materials and in-process	26,877	23,967
Finished parts	46,491	52,607
Finished products	16,578	14,324

	89,946	90,898
Deferred income taxes	3,803	2,803
Prepaid and other	4,790	2,889

Total current assets	189,289	175,675
Property, plant and equipment:
Land	3,048	3,048
Buildings	96,775	96,261
Machinery and equipment	153,935	143,471

	253,758	242,780
Accumulated depreciation	122,569	119,714

Property, plant and equipment – net	131,189	123,066
Deferred income taxes	20	153
Other	3,637	4,003
Goodwill and other intangible assets – net	31,503	32,286

	$355,638	$335,183

Share amounts have been restated to reflect the 5 for 4 stock split effective December 10, 2013.

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2013

	December 31,
	2013	2012
Liabilities and equity
Current liabilities:
Accounts payable	$17,882	$14,897
Short-term debt	9,000	22,000
Payroll and employee related liabilities	11,020	10,646
Commissions payable	6,081	7,568
Deferred revenue	7,190	—
Accrued expenses	9,587	9,710

Total current liabilities	60,760	64,821
Pension benefits	—	7,517
Postretirement benefits	18,393	22,399
Deferred and other income taxes	12,345	5,727

Total liabilities	91,498	100,464
Equity:
Common shares, without par value:
Authorized – 35,000,000 shares;
Outstanding – 26,253,043 shares in 2013 and 26,246,116 shares in 2012 (after deducting treasury shares of 795,753 in 2013 and 803,254 in 2012) at stated capital amount	5,131	5,130
Additional paid-in capital	2,822	2,693
Retained earnings	264,648	243,178
Accumulated other comprehensive loss	(8,461)	(16,282)

Total equity	264,140	234,719

	$355,638	$335,183

The Gorman-Rupp Company        Annual Report 2013

Consolidated Statements of Equity

				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive
(Thousands of dollars, except per share amounts)	Shares	Capital	Earnings	Income (Loss)	Total
Balances January 1, 2011	$5,127	$2,400	$201,735	$(9,428)	$199,834
Net income			28,804		28,804
Other comprehensive loss				(6,616)	(6,616)
Issuance of 7,500 treasury shares	1	144	27		172
Cash dividends—$0.283 a share			(7,430)		(7,430)

Balances December 31, 2011	5,128	2,544	223,136	(16,044)	214,764
Net income			28,203		28,203
Other comprehensive loss				(238)	(238)
Issuance of 7,500 treasury shares	2	149	27		178
Cash dividends—$0.312 a share			(8,188)		(8,188)

Balances December 31, 2012	5,130	2,693	243,178	(16,282)	234,719
Net income			30,104		30,104
Other comprehensive income				7,821	7,821
Issuance of 7,500 treasury shares	1	129	28		158
Cash dividends—$0.330 a share			(8,662)		(8,662)

Balances December 31, 2013	$5,131	$2,822	$264,648	$(8,461)	$264,140

Share amounts have been restated to reflect the 5 for 4 stock split effective December 10, 2013.

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2013

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2013	2012	2011
Cash flows from operating activities:
Net income	$30,104	$28,203	$28,804
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,588	12,066	11,459
Pension expense	7,164	6,946	6,070
Contributions to pension plan	(4,200)	(7,200)	(7,200)
Deferred income taxes	241	2,193	1,608
Gain on sale of machinery and equipment	(2,535)	—	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable – net	(662)	710	(4,423)
Inventories – net	(48)	(8,583)	(21,744)
Accounts payable	2,985	(1,911)	3,637
Commissions payable	(1,487)	(189)	1,166
Deferred revenue	7,112	—	—
Accrued expenses	6,947	4,727	8,211
Benefit obligations and other	(8,823)	(4,329)	(6,456)

Net cash provided by operating activities	50,386	32,633	21,132
Cash flows from investing activities:
Capital additions	(21,015)	(16,373)	(11,175)
Proceeds from sale of machinery and equipment	2,905	—	—
Redemptions of short-term investments	1	805	958
Payments for acquisitions, net of cash acquired	—	(20,823)	—

Net cash used for investing activities	(18,109)	(36,391)	(10,217)
Cash flows from financing activities:
Cash dividends	(8,662)	(8,188)	(7,430)
Proceeds from bank borrowings	6,000	17,000	—
Payments to bank for borrowings	(19,000)	(5,000)	(15,000)

Net cash (used for) provided by financing activities	(21,662)	3,812	(22,430)
Effect of exchange rate changes on cash	389	(77)	(572)

Net increase (decrease) in cash and cash equivalents	11,004	(23)	(12,087)
Cash and cash equivalents:
Beginning of year	20,119	20,142	32,229

End of year	$31,123	$20,119	$20,142

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2013

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Note A – Summary of Significant Accounting Policies

General Information and Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

Common Stock Split

On October 24, 2013, the Company declared a five-for-four split of its common shares in the form of a distribution of one additional common share for each four common shares previously issued. The distribution was made on December 10, 2013. Accordingly, all share amounts and per share data throughout this Annual Report have been restated to reflect the stock split.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2013 and 2012 consist primarily of certificates of deposit.

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

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 76% of inventories at December 31, 2013 and 73% of inventories at December 31, 2012 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method (FIFO). Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

Long-Lived Assets

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment and amortization for finite-lived intangible assets are computed by the straight-line method over the estimated useful lives of the assets and are included in cost of products sold and selling, general and administrative expenses based on the use of the assets. Depreciation expense was $12.4 million, $11.2 million and $10.5 million during 2013, 2012 and 2011, respectively.

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

Goodwill and Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets primarily consist of trademarks and trade names. Goodwill and indefinite-lived intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles—Goodwill and Other.

Goodwill is tested for impairment at the applicable reporting unit level and is based on the net assets for the applicable reporting unit, including goodwill and intangible assets. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair

The Gorman-Rupp Company        Annual Report 2013

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

If our qualitative assessment concludes that it is more likely than not that impairment exists then a quantitative assessment is required. In a quantitative assessment, a discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at a market based weighted-average cost of capital. The forecasted cash flows are based on the Company’s long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return of market participants. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

The Company has completed its annual goodwill impairment test for each year presented and concluded no reporting unit was at risk of failing the impairment test for any periods presented herein.

In July 2012, the FASB issued Accounting Standards Update (“ASU”) 2012-02 which amends the rules for testing indefinite-lived intangible assets other than goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount similar to the goodwill impairment testing described above. The Company early-adopted ASU 2012-02 for its October 1, 2012 annual impairment test. The Company has completed its annual impairment test for each year presented and concluded that the fair value of indefinite-lived intangible assets substantially exceeded the respective carrying value.

Revenue Recognition

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

Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a very good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2013, 2012 or 2011.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects related shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2013, 2012 and 2011 totaled $3.4 million, $3.5 million, and $3.4 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are:

	2013	2012	2011
Balance at beginning of year	$1,133	$1,228	$1,543
Provision	1,220	1,394	1,081
Claims	(1,183)	(1,489)	(1,396)
Balance at end of year	$1,170	$1,133	$1,228

The Gorman-Rupp Company        Annual Report 2013

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

Note B – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $498,000 and $561,000 at December 31, 2013 and 2012, respectively.

Note C – Inventories

Inventories are stated at the lower of cost or market. Replacement cost approximates current cost and the excess over LIFO cost is approximately $55.3 million and $53.2 million at December 31, 2013 and 2012, respectively. Allowances for excess and obsolete inventory totaled $3.8 million and $3.3 million at December 31, 2013 and 2012, respectively.

Note D – Financing Arrangements

On December 17, 2012, the Company borrowed $17.0 million under an unsecured bank loan agreement to finance the acquisition of American Turbine. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and, with annual renewal, matures in August 2015. At December 31, 2013, $3.0 million was outstanding against this agreement.

On December 6, 2013, the Company borrowed $6.0 million in a promissory note for the purchase of equipment. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and is expected to be paid in full by December 31, 2014.

The Company may borrow up to $20.0 million with interest at LIBOR plus 0.75% or at alternative rates as selected by the Company under an unsecured bank line of credit which matures in August, 2015. At December 31, 2013 and 2012, $20.0 million and $19.3 million, respectively, were available for borrowing after deducting $700,000 in outstanding letters of credit in 2012.

The Company also has a $10.0 million unsecured bank line of credit with interest at LIBOR plus 0.75% payable monthly which matures in May 2014. At December 31, 2013 and 2012, $6.0 million and $4.9 million, respectively, was available for borrowing after deducting $4.0 million and $5.1 million in outstanding letters of credit, respectively.

The financing arrangements described above contain nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2013 and 2012, the Company was in compliance with all requirements.

Interest expense, which approximates interest paid, was $146,000, $122,000 and $179,000 in 2013, 2012 and 2011, respectively.

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expense relating to operating leases was $1,109,000, $1,068,000 and $866,000 in 2013, 2012 and 2011, respectively.

The future minimum lease payments due under these operating leases as of December 31, 2013 are:

2014	2015	2016	2017	2018	Thereafter	Total
$860	$539	$398	$272	$211	$11	$2,291

Note E – Accumulated Other Comprehensive Loss

The reclassifications out of accumulated other comprehensive loss as reported in the Consolidated Statement of Income are:

Pension and other post retirement benefits:	2013	2012	2011
Recognized actuarial gain (loss) (a)	$10,282	$(3,922)	$(12,022)
Settlement loss (b)	2,756	1,940	1,987
Settlement loss (c)	1,413	995	1,023

Total before income tax	14,451	(987)	(9,012)
Income tax	(5,249)	312	3,282

Net of income tax	$9,202	$(675)	$(5,730)

The Gorman-Rupp Company        Annual Report 2013

(a)	The recognized actuarial gain (loss) is included in the computation of net periodic benefit cost. See Note G for additional details.
(b)	This portion of the settlement loss is included in Cost of products sold in the Consolidated Statements of Income.
(c)	This portion of the settlement loss is included in Selling, general and administrative expenses in the Consolidated Statements of Income.

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

			Accumulated
	Currency	Pension and	Other
	Translation	OPEB	Comprehensive
	Adjustments	Adjustments	Income (Loss)
Balance at January 1, 2011	$768	$(10,196)	$(9,428)
Current period charge	(886)	(9,012)	(9,898)
Income tax benefit	—	3,282	3,282

Balance at December 31, 2011	(118)	(15,926)	(16,044)
Current period credit (charge)	437	(987)	(550)
Income tax benefit	—	312	312

Balance at December 31, 2012	319	(16,601)	(16,282)
Current period (charge) credit	(1,381)	14,451	13,070
Income tax (charge)	—	(5,249)	(5,249)

Balance at December 31, 2013	$(1,062)	$(7,399)	$(8,461)

Note F – Income Taxes

The components of income before income taxes are:

	2013	2012	2011
United States	$40,374	$40,019	$37,329
Foreign countries	3,903	2,428	5,356

Total	$44,277	$42,447	$42,685

The components of income tax expense are:

	2013	2012	2011
Current expense:
Federal	$12,159	$11,542	$10,037
Foreign	792	(342)	1,576
State and local	981	1,021	761

	13,932	12,239	12,374

Deferred expense (benefit):
Federal	108	2,109	1,429
Foreign	(38)	(189)	(101)
State and local	171	85	179

	241	2,005	1,507

Income tax expense	$14,173	$14,244	$13,881

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is:

	2013	2012	2011
Income taxes at statutory rate	$15,497	$14,856	$14,940
State and local income taxes, net of federal tax benefit	587	719	611
Research and development tax credits	(740)	—	(375)
Domestic production activities	(952)	(980)	(811)
Lower foreign taxes differential	(612)	(528)	(577)
Uncertain tax positions	94	(236)	49
Valuation Allowance	162	—	—
Other	137	413	44

Income tax expense	$14,173	$14,244	$13,881

The Company made income tax payments of $13.2 million, $12.0 million and $10.3 million in 2013, 2012 and 2011, respectively.

Deferred income tax assets and liabilities consist of:

	2013	2012	2011
Deferred tax assets:
Inventories	$1,688	$170	$49
Accrued liabilities	2,341	2,430	2,506
Postretirement health benefits obligation	6,545	7,848	8,060
Pension	—	1,217	873
Other	101	452	1,634

Total deferred income tax assets	10,675	12,117	13,122
Valuation allowance	(162)	—	—

Net deferred income tax assets	10,513	12,117	13,122
Deferred tax liabilities:
Depreciation and amortization	16,858	14,376	13,419
Pension	1,634	—	—

	18,492	14,376	13,419

Net deferred tax liabilities	$(7,979)	$(2,259)	$(297)

The Company has a valuation allowance as of December 31, 2013 of $162,000 against certain of its deferred tax assets. ASC 740 requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of a Company’s deferred tax assets will not be realized based on available positive and negative evidence.

The Gorman-Rupp Company        Annual Report 2013

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

At December 31, 2013, total unrecognized tax benefits were $516,000. Of the total, $412,000 of unrecognized tax benefits, if ultimately recognized, would reduce the Company’s annual effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012	2011
Balance at beginning of year	$421	$1,423	$1,298
Additions based on tax positions related to the current year	189	68	132
(Reduction) additions for tax positions of prior years	—	(1)	117
Reductions due to lapse of applicable statute of limitations	(46)	(131)	(124)
Settlements	(48)	(938)	—

Balance at end of year	$516	$421	$1,423

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2010. The Company has $56,000 of unrecognized tax benefits recorded for periods which the relevant statutes of limitations expire in the next 12 months.

As of December 31, 2013, the Company has state tax credit carryforwards of $343,000 set to expire between 2018 and 2022.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $85,000, $91,000 and $361,000 for the payment of interest and penalties at December 31, 2013, 2012 and 2011 respectively.

The Company has not provided an estimate for any U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries that might be payable if these earnings were repatriated since the Company considers these amounts to be permanently invested. It is not practicable to estimate the additional income taxes and applicable withholding taxes that would be payable on remittance of such earnings.

In September 2013, the Internal Revenue Service issued final regulations governing the income tax treatment of acquisitions, dispositions, and repairs of tangible property. Taxpayers are required to follow the new regulations in taxable years beginning on or after January 1, 2014.

Management is currently assessing the impact of the regulations and does not expect they will have a material impact on the Company’s financial statements.

Note G – Pensions and Other Postretirement Benefits

The Company sponsors a defined benefit pension plan (“Plan”) covering certain domestic employees. Benefits are based on each covered employee’s years of service and compensation. The Plan is funded in conformity with the funding requirements of applicable U.S. regulations. The Plan was closed to new participants effective January 1, 2008. Employees hired after this date, in eligible locations, participate in an enhanced 401(k) plan instead of the defined benefit pension plan. Employees hired prior to this date continue to accrue benefits.

Additionally, the Company sponsors defined contribution pension plans made available to all domestic and Canadian employees. Total contributions for the plans in 2013, 2012 and 2011 were $1.34 million, $1.22 million and $1.0 million, respectively.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to certain domestic and Canadian retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, and based on maximum benefits as defined by the plan, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2013 and is expected to remain constant going forward. A 5% rate of increase for retirees under age 65 was assumed.

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements. The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s consolidated balance sheets:

	Pension		Postretirement
	Plan		Plan
	2013	2012	2013	2012
Accumulated benefit obligation at end of year	$57,632	$65,427	$19,794	$23,794
Change in benefit obligation:
Benefit obligation at beginning of year	$81,148	$72,325	$23,794	$24,094
Service cost	3,144	3,188	1,153	1,156
Interest cost	2,851	2,803	724	871
Settlement	191	263	—	—
Benefits paid	(11,371)	(6,974)	(1,370)	(1,324)
Effect of foreign exchange	—	—	(68)	24
Actuarial (gain) loss	(5,328)	9,543	(4,439)	(1,027)

Benefit obligation at end of year	$70,635	$81,148	$19,794	$23,794

The Gorman-Rupp Company        Annual Report 2013

	Pension		Postretirement
	Plan		Plan
	2013	2012	2013	2012
Change in plan assets:
Fair value of plan assets at beginning of year	$73,631	$65,754	$—	$—
Actual return on plan assets	4,429	7,651	—	—
Employer contributions	4,200	7,200	1,370	1,324
Benefits paid	(11,371)	(6,974)	(1,370)	(1,324)

Fair value of plan assets at end of year	70,889	73,631	—	—

Funded status at end of year	$254	$(7,517)	$(19,794)	$(23,794)

Amounts recognized in the Consolidated Balance Sheets consist of:
Noncurrent assets	$254	$—	$—	$—

Total assets	$254	$—	$—	$—

Current liabilities	$—	$—	$(1,401)	$(1,395)
Noncurrent liabilities	—	(7,517)	(18,393)	(22,399)

Total liabilities	$—	$(7,517)	$(19,794)	$(23,794)

Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial loss (gain)	$24,295	$35,029	$(11,871)	$(8,154)
Deferred tax (benefit) expense	(9,496)	(13,434)	4,471	3,160

After tax actuarial loss (gain)	$14,799	$21,595	$(7,400)	$(4,994)

Components of net periodic benefit cost:
Service cost	$3,144	$3,188	$1,153	$1,156
Interest cost	2,851	2,803	724	871
Expected return on plan assets	(5,080)	(4,591)	—	—
Recognized actuarial loss (gain)	2,080	2,441	(723)	(647)
Settlement loss	4,169	2,935	—	—

Net periodic benefit cost	$7,164	$6,776	$1,154	$1,380
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:
Net (gain) loss	$(10,734)	$1,371	$(3,717)	$(384)

Total (income) expense recognized in net periodic benefit cost and other comprehensive income	$(3,570)	$8,147	$(2,563)	$996

During 2013, 2012 and 2011, the Company recorded settlement losses relating to retirees that received lump-sum distributions from the Company’s defined benefit pension plan totaling $4.2 million, $2.9 million and $3.0 million, respectively. These charges were the result of lump-sum payments to retirees which exceeded the plan’s actuarial service and interest cost thresholds in each of 2013 and 2012.

The prior service cost is amortized on a straight-line basis over the average estimated remaining service period of active participants. The unrecognized actuarial gain or loss in excess of the greater of 10% of the benefit obligation or the market value of plan assets is also amortized on a straight-line basis over the average estimated remaining service period of active participants.

	Pension		Postretirement
	Benefits		Benefits
	2013	2012	2013	2012
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	4.30%	3.40%	4.50%	3.20%
Rate of compensation increase	3.50%	3.50%	—	—
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	4.30%	4.00%	3.20%	3.76%
Expected long-term rate of return on plan assets	7.00%	7.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

To enhance the Company’s efforts to mitigate the impact of the defined benefit pension plan on its financial statements, the Company has recently moved towards a liability driven investing model to more closely align assets with liabilities based on when the liabilities are expected to come due. Currently, based on 2013 funding levels, equities may comprise between 20% to 40% of the Plan’s market value. Fixed income investments may comprise between 50% to 70% of the Plan’s market value. Alternative investments may comprise between 0% to 12% of the Plan’s market value. Cash and cash equivalents (including all senior debt securities with less than one year to maturity) may comprise between 0% to 10% of the Plan’s market value.

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology. Level 1 assets are based on unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement

The Gorman-Rupp Company        Annual Report 2013

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

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

All of the Plan’s assets are in level 1 or level 2 within the fair value hierarchy, and the following table sets forth by asset class the Plan’s fair value of assets.

Plan fair value asset allocation by category:

2013	$	%
Level 1
Equity	$21,795	31%
Fixed Income	919	1%
Mutual Funds	5,031	7%
Money Fund	2,043	3%
Cash	90	0%

Total Level 1	29,878	42%
Level 2
Fixed Income	35,540	50%
Money Fund	5,471	8%

Total Level 2	41,011	58%
Level 3
Total Level 3	—	—

Total fair value of Plan assets	$70,889	100%

2012	$	%
Level 1
Equity	$27,628	38%
Fixed Income	39,778	54%
Balanced	6,210	8%
Cash	15	—

Total Level 1	73,631	100%
Level 2
Total Level 2	—	—
Level 3
Total Level 3	—	—

Total fair value of Plan assets	$73,631	100%

Contributions

The Company expects to contribute $4 million to $5 million to its pension plan in 2014.

Expected future benefit payments

The following benefit payments are expected to be paid as follows based on actuarial calculations:

	2014	2015	2016	2017	2018	Thereafter
Pension	$3,923	$4,337	$4,753	$5,409	$5,802	$29,982
Postretirement	1,432	1,399	1,412	1,466	1,561	8,454

A one percentage point increase in the assumed health care trend rate would increase postretirement expense by approximately $223,000, changing the benefit obligation by approximately $1.65 million; while a one percentage point decrease in the assumed health care trend rate would decrease postretirement expense by approximately $209,000, changing the benefit obligation by approximately $1.53 million.

A one percentage point change in the assumed rate of return on the defined benefit pension plan assets is estimated to have an approximate $738,000 effect on pension expense. Additionally, a one percentage point increase in the discount rate is estimated to have a $1.5 million decrease in pension expense, while a one percentage point decrease in the discount rate is estimated to have a $1.8 million increase in pension expense.

Note H – Goodwill and Other Intangible Assets

The major components of goodwill and other intangible assets are:

	2013		2012
	Historical	Accumulated	Historical	Accumulated
	Cost	Amortization	Cost	Amortization
Finite-lived intangible assets:
Customer relationships	$8,170	$2,403	$8,366	$1,582
Technology & drawings	5,790	1,685	5,790	1,379
Other intangibles	1,568	1,505	1,560	1,453

Total finite-lived intangible assets	15,528	5,593	15,716	4,414
Goodwill	18,046	—	17,452	—
Trade names & trademarks	3,522	—	3,532	—

Total	$37,096	$5,593	$36,700	$4,414

The Gorman-Rupp Company        Annual Report 2013

Amortization of intangible assets in 2013, 2012 and 2011 was $1,179,000, $869,000 and $955,000, respectively. Amortization of these intangible assets for 2014 through 2018 is expected to approximate $1.2 million per year. Pursuant to the acquisitions described in Note J, in 2012 the Company recognized customer relationships of $3.1 million, technology and drawings of $1.2 million, tradenames and trademarks of $612,000 and goodwill of $2.8 million. The remaining changes occurring in 2012 relate to foreign currency translation affects and amortization.

Note I – Business Segment Information

The Company operates in one business segment comprising the design, manufacture and sale of pumps and pump systems. The Company’s products are used in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications.

The pumps and pump systems are marketed in the United States and worldwide through a network of more than 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs, and by direct sales. International sales are made primarily through foreign distributors and representatives.

The Company sells to more than 120 countries around the world. The components of customer sales, determined based on the location of customers are:

	2013	%	2012	%	2011	%
United States	$257,038	66	$239,153	64	$241,405	67
Foreign countries	134,627	34	136,538	36	118,085	33

Total	$391,665	100	$375,691	100	$359,490	100

Net sales from external customers by product category are:

	2013	2012	2011
Pumps and pump systems	$336,779	$318,235	$303,479
Repairs and other	54,886	57,456	56,011

Total	$391,665	$375,691	$359,490

As of December 31, 2013 and 2012, 99% and 98% of the Company’s long-lived assets were located in the United States, respectively.

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

In September 2012, the Company’s wholly-owned subsidiary, Gorman-Rupp Africa Proprietary Limited (“GR Africa”), purchased the business of Pumptron (Proprietary) Limited (“Pumptron”) through internally generated cash flows. Pumptron has been an international value-added distributor for Gorman-Rupp for over 25 years and will further enhance the Company’s continuing international expansion. Founded in 1986, Pumptron is a leading provider of water-related pumping solutions primarily serving the construction, mining, agricultural and municipal markets in South Africa and increasingly throughout other sub-Sahara African countries. Pumptron is headquartered in Johannesburg with operating locations in Cape Town and Durban, all in South Africa, and had approximately $10 million in revenue during its fiscal year 2012, which consisted primarily of Gorman-Rupp products.

In December 2012, the Company’s wholly-owned subsidiary, National Pump Company, acquired substantially all of the assets and certain liabilities of American Turbine. Founded in 1975, American Turbine is a group of companies that collectively are a leading manufacturer and distributor of energy-efficient vertical turbine and submersible pumps primarily serving agricultural, municipal and industrial markets, both domestically and globally. During 2011, American Turbine had approximately $15 million in revenue from sales of its products through its Lubbock, Texas headquarters and two other locations in Houston, Texas and Fresno, California. American Turbine will help expand sales in target growth markets and complement existing brands of National Pump Company. In addition, the acquired facilities will provide additional capacity, including machining and testing capabilities.

The Gorman-Rupp Company        Annual Report 2013

Management’s Discussion and Analysis

Executive Overview and Outlook

The Gorman-Rupp Company is a leading designer, manufacturer and international marketer of pumps and pump systems for use in diverse water, wastewater, construction, dewatering, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilating and air conditioning (HVAC), military and other liquid-handling applications. The Company attributes its success to long-term product quality, applications and performance combined with timely delivery and service, and continually develops initiatives to improve performance in these key areas.

Gorman-Rupp actively pursues growth opportunities through organic growth, international business opportunities and acquisitions. We continually invest in training for our employees, new product development and modern manufacturing equipment and technology designed to increase production efficiency and capacity and drive growth by delivering innovative solutions to our customers.

The following discussion of Results of Operations includes certain non-GAAP financial measures. The adjusted gross margins, operating margins and earnings per share amounts exclude non-cash pension settlement charges as a result of continuing lump sum payments related to the defined benefit pension plan. Management utilizes these adjusted financial measures to assess comparative operations against those of prior periods without the distortion of this non-operating factor. The Company believes that these non-GAAP financial measures will be useful to investors as well as to assess the continuing strength of the Company’s underlying operations.

The Company achieved record sales during 2013 and attained its forty-first consecutive year of increased cash dividends paid to shareholders. Operating results for 2013 include Gorman-Rupp Africa and American Turbine results for a full year, after being acquired in the third and fourth quarters of 2012, respectively.

Net sales for the year ended December 31, 2013 increased 4.3% to a record $391.7 million compared to $375.7 million during the same period in 2012.

Domestic sales increased 7.5% or $17.9 million due to the improving U.S. economy and the inclusion of the 2012 acquisitions sales for the entire year in 2013. The increase in water end market sales of $13.3 million was primarily due to shipments for the fire and agricultural markets and for Gulf Coast flood control projects. This increase was partially offset by reduced construction market demand for pumps from rental businesses as compared to the market’s strong sales early in 2012. Increased shipments for the petroleum and industrial markets were the major contributors to the increase in non-water market sales of $2.8 million.

Gross profit was a record $93.7 million in 2013, resulting in gross margin of 23.9% compared to 24.0% in 2012. Operating income was $41.9 million resulting in operating margin of 10.7% compared to 11.2% in 2012. Excluding the pension settlement charges, gross margin would have been 24.6% and 24.5%, respectively, and operating margin would have been 11.8% for 2013 and 12.0% for 2012.

Net income for 2013 was a record $30.1 million compared to $28.2 million in 2012. Earnings per share were $1.15 and $1.07 for the respective years. Excluding the decrease of $0.10 and $0.08 per share due to the non-cash pension settlement charges described above, earnings per share would have been $1.25 and $1.15 for 2013 and 2012, respectively.

The Company’s backlog of orders was $182.2 million at December 31, 2013 compared to $143.4 million a year ago and $190.7 million at September 30, 2013. The increase in backlog from a year ago reflects the 2013 award of the Permanent Canal Closure Project (“PCCP”) contract of approximately $60.0 million to supply major flood control pumps to a member of a joint venture construction group for a significant New Orleans flood control project. Approximately $57.6 million of the project remain in the December 31, 2013 backlog total. The pumps for this project are expected to be shipped primarily in the second half of 2014 and first half of 2015. The PCCP is a fixed price contract and full government funding has been appropriated for the project.

The Gorman-Rupp Company        Annual Report 2013

The Company’s balance sheet continues to remain strong with $31.4 million of cash and short-term investments at December 31, 2013. The Company generated a record $50.4 million in operating cash flow during 2013 compared to $32.6 million during 2012 and has excellent liquidity and flexibility. Working capital increased 15.9% to $128.5 million at December 31, 2013 compared to $110.9 million a year ago, primarily due to increased sales and reduced short-term debt. Short-term debt totaled $9.0 million at year end 2013.

We are beginning to see some stabilization in key markets, and, with a strong order backlog, 2014 is expected to be an expansion year for the Company. The Company remains focused on providing high quality products and maintaining a very strong balance sheet which provides excellent financial flexibility to position us for future growth opportunities.

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

Results of Operations – 2013 Compared to 2012:

The Company attained record net sales of $391.7 million in 2013 compared to net sales of $375.7 million in 2012, an increase of $16.0 million or 4.3%. Major contributors to the increase included an $8.7 million increase in fire pump shipments in the U.S. due to some increases in large building construction, a $7.8 million increase in the agriculture market for irrigation pumps, due to a 2012 acquisition, and an increase of $5.2 million in the municipal market, partially offset by an $8.4 million decrease in the construction market when compared to the strong fracking market early in 2012.

International sales were $134.6 million in 2013 compared to a record $136.5 million in 2012, a slight decrease of $1.9 million or 1.4% from the prior year. International sales represented 34.4% and 36.3% of total sales for the Company in 2013 and 2012, respectively. Sales were somewhat softer in Europe due to the deteriorating economic conditions compared to 2012.

The Company’s backlog of orders was $182.2 million at December 31, 2013 compared to $143.4 million a year ago and $190.7 million at September 30, 2013. Approximately 77% of the Company’s backlog of unfilled orders at December 31, 2013 is scheduled to be shipped during 2014, lower than previous years’ percentages due to some of the Permanent Canal Closure Project that is expected to ship through the first three quarters of 2015.

Cost of products sold in 2013 was $298.0 million compared to $285.5 million in 2012, an increase of $12.5 million or 4.4%. Gross profit was $93.7 million in 2013 compared to $90.2 million in 2012, an increase of 3.9% resulting in gross margins of 23.9% and 24.0% in 2013 and 2012, respectively. Excluding the non- cash pension settlement charges, gross margin would have been 24.6% and 24.5% in 2013 and 2012, respectively.

Selling, general and administrative (“SG&A”) expenses for 2013 were $51.8 million, or 13.2% of net sales, compared with $48.0 million, or 12.8% of net sales for 2012. The increase in SG&A expenses was primarily driven by the inclusion of wages and benefits for a full year related to two acquisitions that were made during the latter part of 2012.

Operating income in 2013 was $41.9 million compared to $42.2 million in 2012, resulting in operating margins of 10.7% and 11.2%, respectively. Excluding the non-cash pension settlement charges described above, operating margins would have been 11.4% and 12.0% for 2013 and 2012, respectively.

Other income in 2013 was $3.1 million compared to $0.09 million in 2012. The increase in other income during 2013 was principally due to gain on sale of machinery and equipment of $2.5 million.

The Gorman-Rupp Company        Annual Report 2013

Management’s Discussion and Analysis

The effective income tax rate was 32.0% in 2013 compared to 33.6% in 2012. The difference in the effective tax rate was primarily due to the federal research and development tax credit that was not enacted for 2012 until January 2013, and thus not permitted to be recorded until 2013 for 2012. Therefore, two years of the research and development tax credit were recognized in 2013.

Net income for 2013 was a record $30.1 million compared to $28.2 million in 2012, an increase of $1.9 million or 6.7%. The non-cash pension settlement charges reduced net income by $2.8 million and $1.9 million in 2013 and 2012, respectively. Net income excluding the charges would have been $32.9 million in 2013 and $30.1 million in 2012. As a percent of net sales, net income was 7.7% and 7.5% in 2013 and 2012, respectively. Excluding the pension settlement charges, net income would have been 8.4% and 8.0% in 2013 and 2012, respectively.

Earnings per share were $1.15 in 2013 compared to $1.07 in 2012, an increase of $0.08 per share or 7.5%. The non-cash pension settlement charges reduced net income by $0.10 in 2013 and $0.08 per share in 2012, which would have resulted in earnings per share of $1.25 in 2013 and $1.15 in 2012.

Results of Operations – 2012 Compared to 2011:

The Company attained record net sales of $375.7 million in 2012 compared to net sales of $359.5 million in 2011, an increase of $16.2 million or 4.5%. Sales improved 6.0% in our larger water markets group and 4.9% in our non-water markets. Sales of repair parts decreased 3.5% during the year as sales during 2011 were bolstered by pent-up demand.

Major contributions to water market sales were increased international shipments of pumps of $10.3 million for fire protection as a result of more higher-priced heavily engineered products and increased sales for the agricultural market of $7.1 million primarily due to agricultural cash-flow benefits from high commodity prices and drought conditions in the United States. Partially offsetting these increases were lower sales for the construction market of $6.3 million due to reduced demand for pumps for natural gas drilling applications and from rental businesses. The growth in non-water market sales was primarily due to increases in petroleum market shipments of pumps of $4.5 million primarily used in the domestic pipeline industry and in industrial market international shipments of $1.0 million primarily for desalination.

International sales were $136.5 million in 2012 compared to $118.1 million in 2011, an increase of $18.5 million or 15.6%. International sales represented 36.3% and 32.8% of total sales for the Company in 2012 and 2011, respectively. The increase is primarily due to higher sales in the fire protection market noted above and in the municipal market as a result of the acquisition of Pumptron during the third quarter 2012.

The Company’s backlog of orders was $143.4 million at December 31, 2012 compared to $155.5 million a year ago and $146.7 million at September 30, 2012. The expected decrease in backlog from December 31, 2011 was primarily due to anticipated shipments during the twelve months ending December 31, 2012 combined with anticipated lower incoming orders from the construction, municipal, industrial and OEM markets, during the year ended December 31, 2012. Approximately 92% of the Company’s backlog of unfilled orders at December 31, 2012 is scheduled to be shipped during 2013, with the remainder during 2014.

Cost of products sold in 2012 was $285.5 million compared to $271.7 million in 2011, an increase of $13.9 million or 5.1%. Gross profit was $90.2 million in 2012 compared to $87.8 million in 2011, an increase of 2.6% resulting in gross margins of 24.0% and 24.4% in 2012 and 2011, respectively. Excluding the non- cash pension settlement charges, gross margins were 24.5% and 25.0% for 2012 and 2011, respectively. The decrease in gross profit primarily reflects increased material costs due to a less favorable product mix combined with increases in healthcare costs of 20 basis points and in depreciation expense of 10 basis points due to larger than normal capital expenditures during 2012.

The Gorman-Rupp Company        Annual Report 2013

Selling, general and administrative (“SG&A”) expenses for 2012 were $48.0 million, or 12.8% of net sales, compared with $44.8 million, or 12.5% of net sales for 2011. The increase in SG&A expenses as percent of net sales was primarily driven by the impact of acquisitions during 2012 including non-recurring acquisition-related expenses of 10 basis points. In addition, travel and advertising expenses increased 10 basis points.

Operating income in 2012 was $42.2 million compared to $43.0 million in 2011, resulting in operating margins of 11.2% and 12.0%, respectively. Excluding the non-cash pension settlement charges described above, operating margins were 12.0% and 12.8% for 2012 and 2011, respectively.

The effective income tax rate was 33.6% in 2012 compared to 32.5% in 2011. The difference in the effective tax rate is primarily due to the federal research and development tax credit that was not enacted for 2012 until January 2013, and not permitted to be recorded in 2012 under current accounting regulations. The effective tax rate was also unfavorably impacted by I.R.S. audit adjustments relating to transfer pricing for tax years 2009 and 2010 paid in 2012.

Net income for 2012 was $28.2 million compared to $28.8 million in 2011, a decrease of $601,000 or 2.1%. The non-cash pension settlement charges described above reduced net income by $1.9 million and $2.0 million in 2012 and 2011, respectively. As a percent of net sales, net income was 7.5% and 8.0% in 2012 and 2011, respectively.

Adjusted for the December 10, 2013 stock split, earnings per share were $1.07 in 2012 compared to $1.10 in 2011, a decrease of $0.03 per share or 2.1%. The non-cash pension settlement charges described above reduced net income by $0.08 in 2012 and 2011.

Trends

The Company does not believe that it is exposed to material market risks as a result of its export sales or operations outside of the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with letters of credit.

For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and two of its subsidiaries remain drawn into mass-scale asbestos-related litigation, typically as one of hundreds of co-defendants in a particular proceeding; the vast majority of these cases are against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or its subsidiaries are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or its subsidiaries have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. During the fourth quarter 2011, Patterson Pump Company entered into an agreement with plaintiffs’ counsel for the voluntary dismissal of more than 95% of the cases against it at no cost to Patterson Pump Company or its insurer. In seventy-seven cases the Company and/or its subsidiaries have entered into nominal economic settlements recommended and paid for by its insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests. Management does not currently believe that the small number of legal proceedings arising out of the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company’s consolidated results of operations, liquidity or financial condition.

Liquidity and Sources of Capital

The Company places a strong emphasis on cash flow generation and having excellent liquidity and financial flexibility. This focus has afforded us the continuing ability to reinvest our cash resources while preserving a strong balance sheet to position us for future opportunities. The $104.1 million of cash generated

The Gorman-Rupp Company        Annual Report 2013

Management’s Discussion and Analysis

by operating activities over the past three years was utilized primarily to fund growth-oriented acquisitions and productivity-enhancing capital expenditures, pay dividends, repay acquisitions-related short-term debt and fund the Company’s defined benefit pension plan.

Cash equivalents and short-term investments totaled $31.4 million and there was $9.0 million in outstanding bank debt at December 31, 2013. In addition, the Company had $26 million available in bank lines of credit after deducting $4 million in outstanding letters of credit primarily related to customer orders. The Company was in compliance with its nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, at all times in 2013 and 2012.

Capital expenditures for 2014, consisting principally of building expansions and machinery and equipment purchases, are estimated to be in the range of $13 to $15 million and are expected to be financed through internally generated funds and existing lines of credit. During 2013, 2012 and 2011, the Company financed its capital improvements and working capital requirements principally through internally generated funds.

Working capital increased 15.9% to $128.5 million at December 31, 2013 compared to $110.9 million a year ago, largely due to increased cash and reduced bank debt.

Gross cash flow, representing net income plus depreciation and amortization, was $43.7 million for 2013, $40.3 million for 2012 and $40.3 million in 2011.

Financial Cash Flow

Net cash provided by operating activities was $50.4 million, $32.6 million and $21.1 million for 2013, 2012 and 2011, respectively. The primary drivers of operating cash flows during 2013 were net earnings and improved working capital.

Cash used for investing activities was $18.1 million, $36.4 million and $10.2 million for 2013, 2012 and 2011, respectively. Net cash paid for acquisitions was $20.8 million in 2012. Capital expenditures were approximately $21.0 million, $16.4 million and $11.2 million in 2013, 2012 and 2011, respectively.

Net cash provided by (used for) financing activities was ($21.7) million in 2013, $3.8 million in 2012 and ($22.4) million in 2011. During 2013, the Company’s repayment on short-term bank borrowings was $19.0 million and dividend payments were $8.7 million.

On January 23, 2014, the Board of Directors authorized the payment of a quarterly dividend of $0.09 per share, representing the 256th consecutive quarterly dividend to be paid by the Company. During 2013, the Company again paid increased dividends and thereby attained its 41st consecutive year of increased dividends. These consecutive years place Gorman-Rupp in the top 50 of all U.S. public companies with respect to number of consecutive years of increased dividend payments. The dividend yield at December 31, 2013 was 1.1%.

The changes in foreign currency translation against the U.S. dollar increased cash by $389,000 in 2013 and decreased cash by $77,000 and $572,000 in 2012 and 2011, respectively.

The ratio of current assets to current liabilities was 3.1 to 1 and 2.7 to 1 at December 31, 2013 and 2012, respectively. Management believes that cash on hand, combined with cash provided by operating activities and existing financing capabilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the expected payment of quarterly dividends, and principal and interest on debt outstanding.

The Company currently expects to continue its long history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company’s financial condition and business outlook at the applicable time.

The Gorman-Rupp Company        Annual Report 2013

Contractual Obligations

Capital commitments in the table below include commitments to purchase machinery and equipment that have been approved by the Board of Directors and are enforceable and legally binding on the Company. The capital commitments do not represent the entire anticipated purchases in the future, but represent only those substantive items for which the Company is contractually obligated as of December 31, 2013. Also, the Company has some operating leases for certain specified offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $1,109,000, $1,068,000 and $866,000 in 2013, 2012 and 2011, respectively.

The following table summarizes the Company’s contractual obligations at December 31, 2013:

	Payment Due By Period
(Thousands of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital commitments	$550	$550	$—	$—	$—
Operating leases	2,292	860	937	484	11
Total	$2,842	$1,410	$937	$484	$11

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

The Gorman-Rupp Company        Annual Report 2013

Management’s Discussion and Analysis

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

The discount rate used to value pension plan obligations was 4.30% and 3.40% at December 31, 2013 and 2012, respectively. The discount rate used to value postretirement obligations was 4.50% and 3.20% at December 31, 2013 and 2012, respectively. The discount rate was determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date. The expected rate of return on pension assets is designed to be a long- term assumption that will be subject to year-to-year variability. The rate for 2013 and 2012 was 7.00%. Actual pension plan asset performance will either reduce or increase unamortized losses included in accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.5% in 2013 and 2012. The pension plan was fully funded at December 31, 2013.

The assumption used for the rate of increase in medical costs over the next five years was unchanged in 2013 from 2012. A one percentage point increase in the assumed health care trend would increase postretirement expense by approximately $223,000, changing the benefit obligation by approximately

$1.65 million; while a one percentage point decrease in the assumed health care trend would decrease postretirement expense by approximately $209,000, changing the benefit obligation by approximately $1.53 million.

Substantially all retirees elect to take lump sum settlements of their benefits. When interest rates are low as they have been the last three years, this subjects the Company to the risk of exceeding an actuarial threshold computed on an annual basis and triggering a GAAP-required non-cash pension settlement loss. This event occurred in 2013, 2012, 2011 and in 2003.

Income Taxes

The basic principles related to accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns.

Realization of the Company’s deferred tax assets is principally dependent upon the Company’s achievement of projected future taxable income, which management believes will be sufficient to fully utilize the deferred tax assets recorded; with the exception of deferred tax associated with certain state tax credits for which a valuation allowance has been recognized.

Goodwill and Other Intangibles

The Company accounts for goodwill in a purchase business combination as the excess of the cost over the fair value of net assets acquired. Business combinations can also result in other intangible assets being recognized. Amortization of intangible assets, if applicable, occurs over their estimated useful lives.

Goodwill and indefinite lived intangible assets are tested annually for impairment as of October 1, or whenever events or changes in circumstances indicate there may be a possible permanent loss of value in accordance with ASC 350, Intangibles – Goodwill and Other.

Goodwill is tested for impairment at the reporting unit level and is based on the net assets for each reporting unit, including goodwill and intangible assets. The

The Gorman-Rupp Company        Annual Report 2013

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

Based upon our fiscal 2013 and 2012 qualitative impairment analyses, the Company concluded that it is more likely than not that the fair value of our reporting units continues to substantially exceed the respective carrying amounts.

Indefinite lived intangible assets primarily consist of trademarks and trade names. In July 2012, the FASB issued ASU 2012-02 which amends the rules for testing indefinite-lived intangible assets other than goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount similar to the goodwill impairment testing described above. The Company early adopted ASU 2012-02 for its October 1, 2012 annual impairment test.

When performing a quantitative assessment of indefinite lived intangible asset impairment if necessary, the fair values of these assets are determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2013, the fair value of indefinite lived intangible assets substantially exceeded the respective carrying value.

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

Report of Management on Internal Control

Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company (as defined in Exchange Act rules 13[a]–15[f ]). Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and affected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013. This report is included on the following page.

/s/ Jeffrey S. Gorman

Jeffrey S. Gorman

President and Chief Executive Officer

/s/ Wayne L. Knabel

Wayne L. Knabel

Chief Financial Officer

March 10, 2014

The Gorman-Rupp Company        Annual Report 2013

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders

of The Gorman-Rupp Company

We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2013 of The Gorman-Rupp Company and our report dated March 10, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 10, 2014

The Gorman-Rupp Company        Annual Report 2013

Eleven-Year Summary of Selected Financial Data

Share amounts have been restated to reflect the 5 for 4 stock split effective December 10, 2013.

(Thousands of dollars, except per share amounts)

	2013	2012	2011	2010
Operating Results
Net sales	$391,665	$375,691	$359,490	$296,808
Gross profit	93,655	90,151	87,837	76,337
Income taxes	14,173	14,244	13,881	12,370
Net income	30,104	28,203	28,804	25,963
Depreciation and amortization	13,588	12,066	11,459	10,601
Interest expense	146	122	179	175
Return on net sales (%)	7.7	7.5	8.0	8.7
Sales dollars per employee	315.6	326.4	327.1	304.4
Income dollars per employee	24.3	24.5	26.2	26.6
Financial Position
Current assets	$189,289	$175,675	$155,872	$143,194
Current liabilities	60,760	64,821	50,873	59,678
Working capital	128,529	110,854	104,999	83,516
Current ratio	3.1	2.7	3.1	2.4
Property, plant and equipment—net	$131,189	$123,066	$114,349	$113,526
Capital additions—net	21,015	16,373	11,175	8,310
Total assets	355,638	335,183	298,700	286,707
Equity	264,140	234,719	214,764	199,834
Dividends paid	8,662	8,188	7,430	7,024
Average number of employees	1,241	1,151	1,099	975
Shareholder Information
Earnings per share	$1.15	$1.07	$1.10	$0.99
Cash dividends per share	0.330	0.312	0.283	0.269
Equity per share at December 31	10.06	8.94	8.19	7.65
Average number of shares outstanding	26,249,324	26,242,366	26,234,579	26,132,160

Summary of Quarterly Results of Operations

(Thousands of dollars, except per share amounts)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2013 and 2012:

Quarter Ended 2013	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$92,457	$21,224	$5,818	$0.22
Second quarter	106,415	26,481	9,168	0.35
Third quarter	101,186	24,485	7,946	0.30
Fourth quarter	91,607	21,465	7,172	0.28

Total	$391,665	$93,655	$30,104	$1.15

Share amounts have been restated to reflect the 5 for 4 stock split effective December 10, 2013.

The Gorman-Rupp Company        Annual Report 2013

2009	2008	2007	2006	2005	2004	2003

$266,242	$330,646	$305,562	$270,910	$231,249	$203,554	$195,826
61,773	77,089	67,452	58,676	47,071	42,425	41,851
8,986	13,297	12,524	8,654	6,235	5,075	4,613
18,269	27,197	22,859	19,072	10,903	9,277	9,787
8,955	7,848	7,597	6,688	6,808	7,179	7,274
170	45	49	41	25	40	56
6.9	8.2	7.5	7.0	4.7	4.6	5.0
264.1	302.5	286.9	258.3	233.3	211.4	196.4
18.1	24.9	21.5	18.2	11.0	9.6	9.8

$131,400	$134,266	$135,288	$120,118	$110,501	$96,974	$95,718
43,175	35,569	33,481	27,646	28,219	21,112	21,908
88,225	98,697	101,807	92,472	82,282	75,862	73,810
3.0	3.8	4.0	4.3	3.9	4.6	4.4
$108,523	$80,406	$59,970	$52,351	$51,505	$54,812	$54,338
38,071	27,909	12,826	7,258	3,189	7,500	3,698
249,424	231,538	211,534	187,540	179,541	165,673	162,395
177,612	159,206	149,960	128,142	127,048	121,898	117,918
6,767	6,682	6,503	6,126	5,983	5,907	5,809
1,008	1,093	1,065	1,049	991	963	997

$0.70	$1.04	$0.88	$0.73	$0.42	$0.36	$0.38
0.259	0.256	0.248	0.234	0.229	0.227	0.223
6.80	6.10	5.75	4.91	4.87	4.68	4.52
26,107,886	26,101,891	26,095,586	26,089,004	26,081,676	26,073,433	26,064,291

Quarter Ended 2012	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$102,825	$26,674	$10,241	$0.39
Second quarter	92,583	22,741	7,568	0.29
Third quarter	91,626	21,830	6,706	0.25
Fourth quarter	88,657	18,906	3,688	0.14

Total	$375,691	$90,151	$28,203	$1.07

The Gorman-Rupp Company        Annual Report 2013

Shareholder Information

Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company,

NYSE MKT Composite Index and SIC Code Index

ASSUMES $100 INVESTED ON JANUARY 1, 2009 AND DIVIDENDS REINVESTMENT THROUGH YEAR ENDING DECEMBER 31, 2013.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company’s common shares against the cumulative total return of the NYSE MKT Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2009 and ending December 31, 2013. The issuers in the SIC Code Index were selected on a line-of-business basis by reference to SIC Code 3561— Pumps and Pumping Equipment. The SIC Code Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Entech Solar Inc., Flow International Corp., Flowserve Corp., Graco Inc., Idex Corp., ITT Corp., Pentair Limited, The Gorman-Rupp Company and Xylem Inc.

Quarterly Stock Prices and Dividends

The high and low sales price and dividends per share for common shares traded on the NYSE MKT Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2013		2012		2013	2012
	High	Low	High	Low
First quarter	$24.78	$22.82	$27.72	$21.75	$0.080	$0.072
Second quarter	24.50	21.44	23.60	21.34	0.080	0.080
Third quarter	33.86	24.43	25.24	21.25	0.080	0.080
Fourth quarter	34.59	22.55	23.98	20.41	0.090	0.080

Per share data reflect the 5 for 4 stock split effective December 10, 2013.

There were approximately 7,701 shareholders as of January 31, 2014, of which 1,620 were registered holders of common shares.

Annual Meeting	Transfer Agent and Registrar	Mailing Address	Exchange Listing

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company’s Corporate Headquarters, 600 South Airport Road, Mansfield, Ohio, on April 24, 2014 at 10:00 a.m., Eastern Daylight Time.	Computershare Investor Services, LLC 250 Royall Street Canton, MA 02021 Phone 800-622-6757 (U.S., Canada, Puerto Rico) 781-575-4735 (Outside the U.S.)	The Gorman-Rupp Company P.O. Box 1217 Mansfield, OH 44901-1217 Phone 419-755-1011 Fax 419-755-1263 Principal Office The Gorman-Rupp Company 600 South Airport Road Mansfield, OH 44903	NYSE MKT Exchange Symbol GRC Independent Registered Public Accounting Firm Ernst & Young LLP Suite 1800 950 Main Avenue Cleveland, OH 44113-7214

The Gorman-Rupp Company        Annual Report 2013

Incorporated

April 18, 1934, under the laws of the State of Ohio

Investor Information Contact

Wayne L. Knabel, CPA

Chief Financial Officer

Phone 419-755-1397

Fax 419-755-1263

Email WLKnabel@gormanrupp.com

The SEC Annual Report Form 10-K is available free of charge by written request to Mr. Knabel at:

The Gorman-Rupp Company

P. O. Box 1217

Mansfield, Ohio 44901-1217

Internet Information

Information about the Company, its U.S. Securities and Exchange Commission filings and its products are available through its web site at: www.gormanrupp.com

To Buy or Sell Stock

Stock cannot be purchased or sold directly through The Gorman-Rupp Company. Purchases and sales of the Company’s stock generally are made through a securities dealer or through the Dividend Reinvestment Plan offered through Computershare Investor Services, LLC.

In addition, employees of the Company may purchase shares through an Employee Stock Purchase Plan offered through monthly deductions from their paychecks.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

Computershare Investor Services, LLC offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Investors may buy or sell common shares of The Gorman-Rupp Company through Computershare Investor Services, LLC’s Open Enrollment Dividend Reinvestment and Stock Purchase Plan. Initial investments may be made from a minimum of $500 to a maximum of $10,000. Any subsequent investments may be made for a minimum of $50 to a maximum of $5,000 per month.

For additional information please contact The Gorman-Rupp Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at Computershare Investor Services, LLC.

Phone	800-622-6757 (U.S., Canada, Puerto Rico)
781-575-4735 (Outside the U.S.)

Direct Dividend Deposit

Gorman-Rupp offers the opportunity to have your dividend directly deposited into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at Computershare Investor Services, LLC.

Phone	800-622-6757 (U.S., Canada, Puerto Rico)
781-575-4735 (Outside the U.S.)

Safe Harbor Statement

In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, The Gorman-Rupp Company provides the following cautionary statement: This Annual Report contains various forward-looking statements based on assumptions concerning The Gorman-Rupp Company’s operations, future results and prospects. These forward-looking statements are based on current expectations about important economic, political, and technological factors, among others, and are subject to risks and uncertainties, which could cause the actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

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