Form 10-K, Exhibit 13
period 2014-12-31
GORMAN RUPP CO
filed 2015-03-09
CIK 42682

Exhibit 13

The Gorman-Rupp Company        Annual Report 2014

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders of

The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated March 9, 2015 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

March 9, 2015

The Gorman-Rupp Company        Annual Report 2014

Consolidated Statements of Income

	Year ended December 31,
(Thousands of dollars, except per share amounts)	2014	2013	2012
Net sales	$434,925	$391,665	$375,691
Cost of products sold	327,366	298,010	285,540

Gross profit	107,559	93,655	90,151
Selling, general and administrative expenses	54,254	51,734	47,968

Operating income	53,305	41,921	42,183
Other income	940	3,050	907
Other expense	(511)	(694)	(643)

Income before income taxes	53,734	44,277	42,447
Income taxes	17,593	14,173	14,244

Net income	$36,141	$30,104	$28,203

Earnings per share	$1.38	$1.15	$1.07

Average number of shares outstanding	26,256,824	26,249,324	26,242,366

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year ended December 31,
(Thousands of dollars)	2014	2013	2012
Net income	$36,141	$30,104	$28,203
Cumulative translation adjustments	(3,276)	(1,381)	437
Pension and postretirement medical liability adjustments, net of tax	(5,589)	9,202	(675)

Other comprehensive (loss) income	(8,865)	7,821	(238)

Comprehensive income	$27,276	$37,925	$27,965

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2014

Consolidated Balance Sheets

	December 31,
(Thousands of dollars)	2014	2013
Assets
Current assets:
Cash and cash equivalents	$24,491	$31,123
Accounts receivable – net	70,734	59,374
Inventories – net:
Raw materials and in-process	16,217	26,877
Finished parts	42,414	46,491
Finished products	36,129	16,578

	94,760	89,946
Deferred income taxes	4,694	3,803
Prepaid and other	6,030	5,043

Total current assets	200,709	189,289
Property, plant and equipment:
Land	3,562	3,048
Buildings	100,943	96,775
Machinery and equipment	162,155	153,935

	266,660	253,758
Accumulated depreciation	132,696	122,569

Property, plant and equipment – net	133,964	131,189
Deferred income taxes and other	6,313	3,657
Goodwill and other intangible assets – net	39,918	31,503

	$380,904	$355,638

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2014

	December 31,
	2014	2013
Liabilities and equity
Current liabilities:
Accounts payable	$17,908	$17,882
Short-term debt	12,000	9,000
Payroll and employee related liabilities	11,355	11,020
Commissions payable	9,448	6,081
Deferred revenue	4,166	7,190
Accrued expenses	9,469	9,587

Total current liabilities	64,346	60,760
Pension benefits	4,496	—
Postretirement benefits	21,297	18,393
Deferred and other income taxes	8,798	12,345

Total liabilities	98,937	91,498
Equity:
Common shares, without par value:
Authorized – 35,000,000 shares;
Outstanding – 26,260,543 shares in 2014 and 26,253,043 shares in 2013 (after deducting treasury shares of 788,253 in 2014 and 795,753 in 2013) at stated capital amount	5,133	5,131
Additional paid-in capital	3,059	2,822
Retained earnings	291,101	264,648
Accumulated other comprehensive loss	(17,326)	(8,461)

Total equity	281,967	264,140

	$380,904	$355,638

The Gorman-Rupp Company        Annual Report 2014

Consolidated Statements of Equity

(Thousands of dollars, except per share amounts)	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total
Balances January 1, 2012	$5,128	$2,544	$223,136	$(16,044)	$214,764
Net income			28,203		28,203
Other comprehensive loss				(238)	(238)
Issuance of 7,500 treasury shares	2	149	27		178
Cash dividends—$0.312 a share			(8,188)		(8,188)

Balances December 31, 2012	5,130	2,693	243,178	(16,282)	234,719
Net income			30,104		30,104
Other comprehensive income				7,821	7,821
Issuance of 7,500 treasury shares	1	129	28		158
Cash dividends—$0.330 a share			(8,662)		(8,662)

Balances December 31, 2013	5,131	2,822	264,648	(8,461)	264,140
Net income			36,141		36,141
Other comprehensive loss				(8,865)	(8,865)
Issuance of 7,500 treasury shares	2	237	27		266
Cash dividends—$0.370 a share			(9,715)		(9,715)

Balances December 31, 2014	$5,133	$3,059	$291,101	$(17,326)	$281,967

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2014

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2014	2013	2012
Cash flows from operating activities:
Net income	$36,141	$30,104	$28,203
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,615	13,588	12,066
Pension expense	2,708	7,164	6,946
Contributions to pension plan	(2,500)	(4,200)	(7,200)
Deferred income taxes	(1,367)	241	2,193
Gain on sale of property, plant and equipment	(343)	(2,535)	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable – net	(8,529)	(662)	710
Inventories – net	(2,987)	(48)	(8,583)
Accounts payable	(693)	2,985	(1,911)
Commissions payable	3,367	(1,487)	(189)
Deferred revenue	(3,024)	7,112	—
Accrued expenses	(3,700)	6,947	4,727
Benefit obligations and other	(4,685)	(8,823)	(4,329)

Net cash provided by operating activities	29,003	50,386	32,633
Cash flows from investing activities:
Capital additions – net	(13,275)	(21,015)	(16,373)
Proceeds from sale of property, plant and equipment	681	2,905	—
(Purchases) redemptions of short-term investments	(3)	1	805
Payments for acquisitions, net of cash acquired	(16,667)	—	(20,823)

Net cash used for investing activities	(29,264)	(18,109)	(36,391)
Cash flows from financing activities:
Cash dividends	(9,715)	(8,662)	(8,188)
Proceeds from bank borrowings	18,000	6,000	17,000
Payments to bank for borrowings	(15,000)	(19,000)	(5,000)

Net cash (used for) provided by financing activities	(6,715)	(21,662)	3,812
Effect of exchange rate changes on cash	344	389	(77)

Net (decrease) increase in cash and cash equivalents	(6,632)	11,004	(23)
Cash and cash equivalents:
Beginning of year	31,123	20,119	20,142

End of period	$24,491	$31,123	$20,119

See notes to consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2014

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

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Earnings per share are calculated based on the weighted-average number of common shares outstanding.

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2014 and 2013 consist primarily of certificates of deposit and are classified as prepaid and other on the consolidated balance sheets.

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

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 75% of inventories at December 31, 2014 and 76% of inventories at December 31, 2013 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out method (FIFO). Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

Long-Lived Assets

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment and amortization for finite-lived intangible assets are computed by the straight-line method over the estimated useful lives of the assets and are included in cost of products sold and selling, general and administrative expenses based on the use of the assets. Depreciation expense was $13.2 million, $12.4 million and $11.2 million during 2014, 2013 and 2012, respectively.

Depreciation of property, plant and equipment is determined based on the following lives:

Buildings	20-50 years
Machinery and equipment	5-15 years
Software	3-5 years

Amortization of finite-lived intangible assets is determined based on the following lives:

Technology and drawings	13-20 years
Customer relationships	9-15 years
Other intangibles	2-18 years

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

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized but are reviewed annually for impairment as of October 1 or whenever events or changes in circumstances indicate there may be a possible permanent loss of value using either a quantitative or qualitative analysis. The Company uses a market-based approach to estimate the fair value of our reporting units and performed a quantitative analysis using a discounted cash flow model and other valuation techniques, but may elect to perform a qualitative analysis.

For 2014, the Company used a quantitative analysis for substantially all of its goodwill impairment testing under which the fair value for each reporting unit was estimated using a discounted cash flow model, which considered forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows were based on the Company’s long-term operating plan and a terminal value was used to estimate the cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market holders of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Sensitivity analyses were performed around these assumptions in order to assess the reasonableness of

The Gorman-Rupp Company        Annual Report 2014

the assumptions and the resulting estimated fair values. For 2014, based on the quantitative analysis, the fair values of the Company’s reporting units continue to exceed the respective carrying amounts.

A qualitative analysis may be performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative assessment.

Indefinite-lived intangible assets primarily consist of trademarks and trade names. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2014 and 2013, the fair value of indefinite lived intangible assets exceeded their carrying value.

For additional information about goodwill and other intangible assets, see Note H.

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

Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a very good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2014, 2013 or 2012.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects related shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2014, 2013 and 2012 totaled $3.5 million, $3.4 million and $3.5 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are:

	2014	2013	2012
Balance at beginning of year	$1,170	$1,133	$1,228
Provision	1,607	1,220	1,394
Claims	(1,611)	(1,183)	(1,489)

Balance at end of year	$1,166	$1,170	$1,133

Foreign Currency Translation

Assets and liabilities of the Company’s operations outside the United States which are accounted for in a functional currency other than U.S. dollars are translated into U.S. dollars using year-end exchange rates. Revenues and expenses are translated at weighted-average exchange rates effective during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive loss within equity.

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

Reclassification

Certain amounts for 2013 have been reclassified to conform to the 2014 presentation.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued ASU 2014-09, “Revenue from Contracts with Customers,” which supersedes most current revenue recognition guidance, including industry-specific guidance, and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted. The Company currently does not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

The Gorman-Rupp Company        Annual Report 2014

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Note B – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $474,000 and $498,000 at December 31, 2014 and 2013, respectively.

Note C – Inventories

Inventories are stated at the lower of cost or market. Replacement cost approximates current cost and the excess over LIFO cost is approximately $57.9 million and $55.3 million at December 31, 2014 and 2013, respectively. Allowances for excess and obsolete inventory totaled $4.6 million and $3.8 million at December 31, 2014 and 2013, respectively.

Note D – Financing Arrangements

On May 30, 2014, the Company borrowed $18.0 million under an unsecured bank loan agreement to finance the asset acquisition of Bayou City Pump, Inc. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and, with annual renewal, matures in August 2015. At December 31, 2014, $12.0 million was outstanding on the loan.

On December 6, 2013, the Company borrowed $6.0 million in a promissory note for the purchase of equipment. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and was paid in full at December 31, 2014.

On December 17, 2012, the Company borrowed $17.0 million under an unsecured bank loan agreement to finance the asset acquisition of American Turbine. The loan bears interest at LIBOR plus 0.75%, adjustable and payable monthly, and, with annual renewal, matures in August 2015. During 2014, the remaining balance of $3.0 million was paid in full.

The Company may borrow up to $20.0 million with interest at LIBOR plus 0.75% or at alternative rates as selected by the Company under an unsecured bank line of credit which matures in August 2015. At December 31, 2014 and 2013, $20.0 million was available for borrowing.

The Company also has a $10.0 million unsecured bank line of credit with interest at LIBOR plus 0.75% payable monthly which matures in May 2015. At December 31, 2014 and 2013, $6.0 million was available for borrowing after deducting $4.0 million in outstanding letters of credit.

The financing arrangements described above contain nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2014 and 2013, the Company was in compliance with all requirements.

Interest expense, which approximates interest paid, was $134,000, $146,000 and $122,000 in 2014, 2013 and 2012, respectively.

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expense relating to operating leases was $1.1 million in 2014, 2013 and 2012.

The future minimum lease payments due under these operating leases as of December 31, 2014 are:

2015	2016	2017	2018	2019	Thereafter	Total
$871	$648	$332	$223	$3	$11	$2,088

Note E – Accumulated Other Comprehensive Loss

The reclassifications out of accumulated other comprehensive loss as reported in the Consolidated Statements of Income are:

Pension and other post retirement benefits:	2014	2013	2012
Recognized actuarial loss (a)	$483	$1,357	$1,794
Settlement loss (b)	—	2,756	1,940
Settlement loss (c)	—	1,413	995
Total before income tax	483	5,526	4,729
Income tax	(177)	(2,006)	(1,494)

Net of income tax	$306	$3,520	$3,235

(a)	The recognized actuarial loss is included in the computation of net periodic benefit cost. See Note G for additional details.
(b)	This portion of the settlement loss is included in cost of products sold in the Consolidated Statements of Income.
(c)	This portion of the settlement loss is included in selling, general and administrative expenses in the Consolidated Statements of Income.

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	Currency Translation Adjustments	Pension and OPEB Adjustments	Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2012	$(118)	$(15,926)	$(16,044)
Reclassifications adjustments	—	4,729	4,729
Current period credit (charge)	437	(5,716)	(5,279)
Income tax benefit	—	312	312

Balance at December 31, 2012	319	(16,601)	(16,282)
Reclassifications adjustments	—	5,526	5,526
Current period (charge) credit	(1,381)	8,925	7,544
Income tax charge	—	(5,249)	(5,249)

Balance at December 31, 2013	(1,062)	(7,399)	(8,461)
Reclassifications adjustments	—	483	483
Current period charge	(3,276)	(9,294)	(12,570)
Income tax benefit	—	3,222	3,222

Balance at December 31, 2014	$(4,338)	$(12,988)	$(17,326)

The Gorman-Rupp Company        Annual Report 2014

Note F – Income Taxes

The components of income before income taxes are:

	2014	2013	2012
United States	$49,692	$40,374	$40,019
Foreign countries	4,042	3,903	2,428

Total	$53,734	$44,277	$42,447

The components of income tax expense are:

	2014	2013	2012
Current expense:
Federal	$16,638	$12,159	$11,542
Foreign	946	792	(324)
State and local	1,376	981	1,021

	18,960	13,932	12,239

Deferred (benefit) expense:
Federal	(1,181)	108	2,109
Foreign	(114)	(38)	(189)
State and local	(72)	171	85

	(1,367)	241	2,005

Income tax expense	$17,593	$14,173	$14,244

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is:

	2014	2013	2012
Income taxes at statutory rate	$18,807	$15,497	$14,856
State and local income taxes, net of federal tax benefit	674	587	719
Research and development tax credits	(371)	(740)	—
Domestic production activities deduction	(1,324)	(952)	(980)
Lower foreign taxes differential	(583)	(612)	(528)
Uncertain tax positions	53	94	(236)
Valuation allowance	174	162	—
Other	163	137	413

Income tax expense	$17,593	$14,173	$14,244

The Company made income tax payments of $19.4 million, $13.2 million and $12.0 million in 2014, 2013 and 2012, respectively.

Deferred income tax assets and liabilities consist of:

	2014	2013
Deferred tax assets:
Inventories	$1,030	$1,688
Accrued liabilities	2,538	2,341
Postretirement health benefits obligation	7,602	6,545
Pension	1,649	—
Deferred revenue	1,267	—
Other	550	101

Total deferred tax assets	14,636	10,675
Valuation allowance	(336)	(162)

Net deferred tax assets	14,300	10,513
Deferred tax liabilities:
Depreciation and amortization	(17,711)	(16,858)
Pension	—	(1,634)

Total deferred tax liabilities	(17,711)	(18,492)

Net deferred tax liabilities	$(3,411)	$(7,979)

The Company has a valuation allowance as of December 31, 2014 of $336,000 against certain of its deferred tax assets. The comparable amount of valuation allowance at December 31, 2013 was $162,000. ASC 740 requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of a Company’s deferred tax assets will not be realized based on available positive and negative evidence.

At December 31, 2014, total unrecognized tax benefits were $576,000. Of the total, $452,000 of unrecognized tax benefits, if ultimately recognized, would reduce the Company’s annual effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2014	2013	2012
Balance at beginning of year	$516	$421	$1,423
Additions based on tax positions related to the current year	158	189	68
Reduction for tax positions of prior years	—	—	(1)
Reductions due to lapse of applicable statute of limitations	(98)	(46)	(131)
Settlements	—	(48)	(938)

Balance at end of year	$576	$516	$421

The Gorman-Rupp Company        Annual Report 2014

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2011. The Company has $55,000 of unrecognized tax benefits recorded for periods which the relevant statutes of limitations expire in the next 12 months.

The Company has state tax credit carryforwards of $545,000 and $343,000 as of December 31, 2014 and 2013, respectively, set to expire between 2018 and 2025.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $99,000, $85,000 and $91,000 for the payment of interest and penalties at December 31, 2014, 2013 and 2012, respectively.

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

In September 2013, the Internal Revenue Service issued final regulations governing the income tax treatment of acquisitions, dispositions, and repairs of tangible property. Taxpayers are required to follow the new regulations in taxable years beginning on or after January 1, 2014. The impact of the regulations is not material to the Company’s consolidated financial statements.

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

Additionally, the Company sponsors defined contribution pension plans made available to all domestic and Canadian employees. Total contributions for the plans in 2014, 2013 and 2012 were $1.6 million, $1.3 million and $1.2 million, respectively.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to certain domestic and Canadian retirees and their spouses. The Company funds the cost of these benefits as incurred. For measurement purposes, and based on maximum benefits as defined by the plan, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2014 and is expected to remain constant going forward. A 5% rate of increase for retirees under age 65 was assumed.

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements. The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s consolidated balance sheets:

	Pension Plan		Postretirement Plan
	2014	2013	2014	2013
Accumulated benefit obligation at end of year	$65,454	$57,632	$22,813	$19,794
Change in projected benefit obligation:
Benefit obligation at beginning of year	$70,635	$81,148	$19,794	$23,794
Service cost	2,904	3,144	907	1,153
Interest cost	2,895	2,851	845	724
Settlement	—	191	—	—
Benefits paid	(3,584)	(11,371)	(1,736)	(1,370)
Effect of foreign exchange	—	—	(49)	(68)
Actuarial loss (gain)	7,219	(5,328)	3,052	(4,439)

Benefit obligation at end of year	$80,069	$70,635	$22,813	$19,794

Change in plan assets:
Fair value of plan assets at beginning of year	$70,889	$73,631	$—	$—
Actual return on plan assets	5,768	4,429	—	—
Employer contributions	2,500	4,200	1,736	1,370
Benefits paid	(3,584)	(11,371)	(1,736)	(1,370)

Fair value of plan assets at end of year	75,573	70,889	—	—

Funded status at end of year	$(4,496)	$254	$(22,813)	$(19,794)

The Gorman-Rupp Company        Annual Report 2014

	Pension Plan		Postretirement Plan
	2014	2013	2014	2013
Amounts recognized in the Consolidated Balance Sheets consist of:
Noncurrent assets	$—	$254	$—	$—

Total assets	$—	$254	$—	$—

Current liabilities	$—	$—	$(1,516)	$(1,401)
Noncurrent liabilities	(4,496)	—	(21,297)	(18,393)

Total liabilities	$(4,496)	$—	$(22,813)	$(19,794)

Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial loss (gain)	$28,836	$24,295	$(7,601)	$(11,871)
Deferred tax (benefit) expense	(11,162)	(9,496)	2,915	4,471

After tax actuarial loss (gain)	$17,674	$14,799	$(4,686)	$(7,400)

Components of net periodic benefit cost:
	2014	2013	2012
Pension Plan
Service cost	$2,904	$3,144	$3,188
Interest cost	2,895	2,851	2,803
Expected return on plan assets	(4,755)	(5,080)	(4,591)
Recognized actuarial loss	1,664	2,080	2,441
Settlement loss	—	4,169	2,935
Net periodic benefit cost	$2,708	$7,164	$6,776

Other changes in pension plan assets and benefit obligations recognized in other comprehensive loss:
Net loss (gain)	$4,541	$(10,734)	$1,371

Total expense (income) recognized in net periodic benefit cost and other comprehensive income	$7,249	$(3,570)	$8,147

Postretirement Plan
Service cost	$907	$1,153	$1,156
Interest cost	845	724	871
Recognized actuarial gain	(1,181)	(723)	(647)

Net periodic benefit cost	$571	$1,154	$1,380
Other changes in post retirement plan assets and benefit obligations recognized in other comprehensive loss:
Net loss (gain)	$4,233	$(3,717)	$(384)

Total expense (income) recognized in net periodic benefit cost and other comprehensive income	$4,804	$(2,563)	$996

During 2013 and 2012, the Company recorded settlement losses relating to retirees that received lump-sum distributions from the Company’s defined benefit pension plan totaling $4.2 million and $2.9 million, respectively. These charges were the result of lump-sum payments to retirees which exceeded the plan’s actuarial service and interest cost thresholds in each of 2013 and 2012. The cost threshold was not exceeded in 2014.

The prior service cost is amortized on a straight-line basis over the average estimated remaining service period of active participants. The unrecognized actuarial gain or loss in excess of the greater of 10% of the benefit obligation or the market value of plan assets is also amortized on a straight-line basis over the average estimated remaining service period of active participants.

	Pension Benefits		Postretirement Benefits
	2014	2013	2014	2013
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	3.45%	4.30%	3.60%	4.50%
Rate of compensation increase	3.50%	3.50%	—	—
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	4.30%	4.30%	4.50%	3.20%
Expected long-term rate of return on plan assets	7.00%	7.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

To enhance the Company’s efforts to mitigate the impact of the defined benefit pension plan on its financial statements, the Company has moved towards a liability driven investing model to more closely align assets with liabilities based on when the liabilities are expected to come due. Currently, based on 2014 funding levels, equities may comprise between 14% to 34% of the Plan’s market value. Fixed income investments may comprise between 60% to 80% of the Plan’s market value. Alternative investments may comprise between 0% to 12% of the Plan’s market value. Cash and cash equivalents (including all senior debt securities with less than one year to maturity) may comprise between 0% to 10% of the Plan’s market value.

Financial instruments included in pension plan assets are categorized into a fair value hierarchy of three levels, based on the degree of subjectivity inherent in the valuation methodology. Level 1 assets are based on unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets. Level 2 assets are valued at inputs other than quoted prices in

The Gorman-Rupp Company        Annual Report 2014

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

active markets for identical assets that are observable either directly or indirectly for substantially the full term of the assets. Level 3 assets are valued based on unobservable inputs for the asset (i.e., supported by little or no market activity). These inputs include management’s own assessments about the assumptions that market participants would use in pricing assets (including assumptions about risk). The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety. All of the Plan’s assets are in level 1 or level 2 within the fair value hierarchy and the following table sets forth by asset class the Plan’s fair value of assets.

Plan fair value asset allocation by category:

2014	$	%
Level 1
Equity	$17,819	23%
Fixed Income	2,169	3%
Mutual Funds	3,598	5%
Money Fund and Cash	1,901	3%

Total Level 1	25,487	34%
Level 2
Fixed Income	47,716	63%
Money Fund	2,362	3%

Total Level 2	50,078	66%
Level 3
Total Level 3	—	—

Total fair value of Plan assets	$75,565	100%

2013	$	%
Level 1
Equity	$21,795	31%
Fixed Income	919	1%
Mutual Funds	5,031	7%
Money Fund and Cash	2,133	3%

Total Level 1	29,878	42%
Level 2
Fixed Income	35,540	50%
Money Fund	5,471	8%

Total Level 2	41,011	58%
Level 3
Total Level 3	—	—

Total fair value of Plan assets	$70,889	100%

Contributions

Although not required to make pension contributions in 2015, the Company may elect to contribute $2.0 million to $4.0 million to its pension plan in 2015.

Expected future benefit payments

The following benefit payments are expected to be paid as follows based on actuarial calculations:

	2015	2016	2017	2018	2019	Thereafter
Pension	$5,095	$5,319	$7,044	$6,089	$6,366	$30,780
Postretirement	1,543	1,576	1,612	1,695	1,781	8,957

A one percentage point increase in the assumed health care trend rate would increase postretirement expense by approximately $201,000, changing the benefit obligation by approximately $2.2 million; while a one percentage point decrease in the assumed health care trend rate would decrease postretirement expense by approximately $185,000, changing the benefit obligation by approximately $1.9 million. The assumed trend rates for healthcare costs are a 5% increase per year for retirees prior to the age 65 and 0% for retirees post age 65.

A one percentage point change in the assumed rate of return on the defined benefit pension plan assets is estimated to have an approximate $679,000 effect on pension expense. Additionally, a one percentage point increase in the discount rate is estimated to have a $1.4 million decrease in pension expense, while a one percentage point decrease in the discount rate is estimated to have a $1.6 million increase in pension expense.

Note H – Goodwill and Other Intangible Assets

Changes in the carrying value of goodwill during the years ended December 31, 2014 and 2013 are as follows:

Goodwill
Balance at January 1, 2013	$17,452
Acquisition	999
Foreign currency	(405)

Balance at December 31, 2013	18,046
Acquisition	4,725
Foreign currency	(156)

Balance at December 31, 2014	$22,615

The major components of goodwill and other intangible assets are:

	2014		2013
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Finite-lived intangible assets:
Customer relationships	$12,175	$3,372	$8,170	$2,403
Technology & drawings	6,620	2,035	5,790	1,685
Other intangibles	1,544	1,517	1,568	1,505

Total finite-lived intangible assets	20,339	6,924	15,528	5,593
Goodwill	22,615	—	18,046	—
Trade names & trademarks	3,888	—	3,522	—

Total	$46,842	$6,924	$37,096	$5,593

The Gorman-Rupp Company        Annual Report 2014

Amortization of intangible assets in 2014, 2013 and 2012 was $1.4 million, $1.2 million and $869,000, respectively. Amortization of these intangible assets for 2015 through 2019 is expected to approximate $1.2 million per year.

Note I – Business Segment Information

The Company operates in one business segment comprising the design, manufacture and sale of pumps and pump systems. The Company’s products are used in water, wastewater, construction, industrial, petroleum, original equipment, agriculture, fire protection, heating, ventilation and air conditioning (HVAC), military and other liquid-handling applications.

The pumps and pump systems are marketed in the United States and worldwide through a network of more than 1,000 distributors, through manufacturers’ representatives (for sales to many original equipment manufacturers), through third-party distributor catalogs and by direct sales. International sales are made primarily through foreign distributors and representatives.

The Company sells to nearly 150 countries around the world. Company sales, determined by customer location were:

	2014	%	2013	%	2012	%
United States	$298,338	69	$257,038	66	$239,153	64
Foreign countries	136,587	31	134,627	34	136,538	36

Total	$434,925	100	$391,665	100	$375,691	100

Net sales from external customers by product category are:

	2014	2013	2012
Pumps and pump systems	$379,626	$336,779	$318,235
Repairs of pumps and pump systems and other	55,299	54,886	57,456

Total	$434,925	$391,665	$375,691

As of December 31, 2014 and 2013, 95% and 96% of the Company’s long-lived assets were located in the United States, respectively.

Note J – Acquisitions

In June 2014, the Company, through its wholly owned subsidiary National Pump Company, acquired substantially all of the assets and certain liabilities of Bayou City Pump, Inc. (“BCP”). Founded in 1973, BCP is a leading manufacturer of and service provider for highly-reliable and energy-efficient vertical turbine pumping systems primarily for the inland and coastal marine liquid petroleum and chemical transportation market. BCP has steadily expanded its product designs and service capabilities in recent years to become a significant market share provider in North American marine transportation. BCP also has developed and manufactures a specialty sludge pumping system for use in a variety of industrial applications. BCP’s strong customer relationships and long history will help expand sales in targeted niche markets complementary to National Pump Company’s significant and growing vertical turbine products leadership position. In addition, its Houston, Texas base will provide additional capacity and machining capabilities in combination with National Pump’s existing location acquired late in 2012, which together will assist The Gorman-Rupp Company in expanding its growing Gulf Coast Operations.

The Company recognized customer relationships of $4.1 million, technology and drawings of $830,000, tradenames and trademarks of $370,000 and goodwill of $4.7 million related to the asset acquisition of Bayou City Pump, Inc.

The results of operations of the acquired business have been included in Gorman-Rupp’s consolidated results since June 2014. Supplemental pro forma information has not been provided as the acquisition did not have a material impact on the Company’s consolidated results of operations.

In December 2012, the Company’s wholly owned subsidiary, National Pump Company, acquired substantially all of the assets and certain liabilities of American Turbine. Founded in 1975, American Turbine is a group of companies that collectively are a leading manufacturer and distributor of energy-efficient vertical turbine and submersible pumps primarily serving agricultural, municipal and industrial markets, both domestically and globally.

In September 2012, the Company’s wholly owned subsidiary, Gorman-Rupp Africa Proprietary Limited (“GR Africa”), purchased the business of Pumptron (Proprietary) Limited (“Pumptron”) through internally generated cash flows. Prior to its acquisition, Pumptron was an international value-added distributor for Gorman-Rupp for over 25 years. Founded in 1986, Pumptron is a leading provider of water-related pumping solutions primarily serving the construction, mining, agricultural and municipal markets in South Africa and increasingly throughout other sub-Sahara African countries. Pumptron is headquartered in Johannesburg with operating locations in Cape Town and Durban, all in South Africa.

The Gorman-Rupp Company        Annual Report 2014

Management’s Discussion and Analysis

Executive Overview

The following discussion of Results of Operations includes certain non-GAAP financial data, and measures such as earnings before interest, taxes, depreciation and amortization. The adjusted gross margins, operating margins and earnings per share amounts exclude non-cash pension settlement charges as a result of lump sum payments related to the defined benefit pension plan. Management utilizes these adjusted financial data and measures to assess comparative operations against those of prior periods without the distortion of non-comparable factors. The Gorman-Rupp Company believes that these non-GAAP financial data and measures will be useful to investors as well as to assess the continuing strength of the Company’s underlying operations.

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

Gorman-Rupp actively pursues growth opportunities through organic growth, international business expansion and acquisitions.

We continually invest in training for our employees, new product development and modern manufacturing equipment, technology and facilities designed to increase production efficiency and capacity and drive growth by delivering innovative solutions to our customers. We believe the diversity of our markets is a major contributor to the 80 plus years of stability of our financial growth.

The Company achieved record sales and earnings during 2014 and attained its forty-second consecutive year of increased cash dividends paid to shareholders. Operating results for 2014 include Bayou City Pump Company for seven months, after being acquired at the beginning of June 2014.

The Company places a strong emphasis on cash flow generation and having excellent liquidity and financial flexibility. This focus has afforded us the continuing ability to reinvest our cash resources and preserve a strong balance sheet to position us for future opportunities. The $112.0 million of cash generated by operating activities over the past three years was utilized primarily to fund growth-oriented acquisitions and productivity-enhancing capital expenditures, pay dividends, substantially repay acquisitions-related short-term debt and significantly fund the Company’s defined benefit pension plan.

The Company generated $68.5 million in earnings before interest, taxes, depreciation and amortization during 2014. From these earnings, we invested $13.3 million in buildings and machinery and equipment and returned $9.7 million in dividends to shareholders.

Capital additions in 2015 are expected to be $18.0 to $20.0 million. Approximately $2.5 million are for facilities expansion in the United States and $3.5 million are for facilities expansion in Ireland. The remaining $12.0 to $14.0 million are planned for new production equipment to replace aging equipment.

On January 22, 2015, the Board of Directors authorized the payment of a quarterly dividend of $0.10 per share, representing the 260th consecutive quarterly dividend to be paid by the Company. During 2014, the Company again paid increased dividends and thereby attained its forty-second consecutive year of increased dividends. These consecutive years place Gorman-Rupp in the top 50 of all U.S. public companies with respect to number of consecutive years of increased dividend payments. The dividend yield at December 31, 2014 was 1.15%.

The Company currently expects to continue its exceptional history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion,

The Gorman-Rupp Company        Annual Report 2014

dependent on our assessment of the Company’s financial condition and business outlook at the applicable time.

We are pleased with Patterson Pump Company’s performance on the PCCP project for which shipments of the large flood control pumps for New Orleans began this year and will be an even larger contributor in 2015. When completed, this flood control project will be one of the largest such projects in the world. Also, 2015 results will include a complete year of our Bayou City Pump Company acquisition which adds market diversity for our petroleum handling products and services.

Outlook

Most of the markets we serve have improved since the economic downturn in 2008 and 2009 as the U.S. economy has steadily recovered from the recession. However, uncertain business, global regulatory and economic conditions still persist and continue to be a negative influence on capital goods investment. These uncertainties have caused variations in some of our markets we serve and may continue to do so in the near and longer term. In particular, the recent dramatic decline in the price of oil may have a negative impact in the near term on some of the markets we serve such as construction, including rental equipment, and fire protection markets. Also, there may be additional headwinds for 2015 due to continuing unfavorable exchange rate alignments compounded by ongoing international economic uncertainties.

Generally we believe that the Company is well positioned to grow organically at reasonably comparable sales pace and operating margins over the long term by expanding our customer base, both domestically and globally, and through new product offerings. We expect that the increasing need for water and wastewater infrastructure rehabilitation within the United States, and similar needs internationally, including in emerging economies, along with increasing demand for pumps and pump systems for industrial and agricultural applications, will provide excellent growth opportunities for Gorman-Rupp in the future.

Results of Operations – 2014 Compared to 2013:

The Company attained record net sales of $434.9 million in 2014 compared to net sales of $391.7 million in 2013, an increase of $43.3 million or 11.0% . Sales improved 10.4% in our larger water markets group and 12.5% in our non-water markets.

Major contributors to the increase included a $20.0 million increase in the municipal market driven by sales of large volume pumps for wastewater and flood control, a $13.3 million increase in the industrial market related to fracking, $8.5 million from the recent acquisition of Bayou City Pump Company and an increase of $6.1 million in the construction market principally for pumps for rental businesses and oil and gas drilling support within North America. In addition, sales in the fire protection market increased $3.8 million primarily due to domestic sales. These increases were partially offset by a $4.3 million decrease in the agriculture market due to wet weather conditions in several domestic regions.

International sales were $136.6 million in 2014 compared to $134.6 million in 2013, a slight increase of $2.0 million or 1.5% from the prior year. Excluding the impact of the change in foreign exchange rates, international sales were up $4.3 million or 3.2% . International sales represented 31% and 34% of total sales for the Company in 2014 and 2013, respectively. Sales continued to be softer in Europe due to sluggish economic conditions.

The Company’s backlog of orders was $160.7 million at December 31, 2014 compared to $182.2 million a year ago and $170.0 million at September 30, 2014. The decrease in backlog from a year ago is principally due to record shipments during 2014, including approximately $14.4 million related to the PCCP flood control project in New Orleans. Approximately 95% of the Company’s backlog of unfilled orders at December 31, 2014 is scheduled to be shipped during 2015.

Cost of products sold in 2014 was $327.4 million compared to $298.0 million in 2013, an increase of $29.4 million or 9.9% . Gross profit was $107.6 million in 2014 compared to $93.7 million

The Gorman-Rupp Company        Annual Report 2014

Management’s Discussion and Analysis

in 2013, an increase of 14.8% resulting in gross margins of 24.7% and 23.9% in 2014 and 2013, respectively. The gross margin for 2013 was reduced by 70 basis points due to a non-cash pension settlement charge which did not recur in 2014.

Selling, general and administrative (“SG&A”) expenses for 2014 were $54.3 million, or 12.5% of net sales, compared with $51.7 million, or 13.2% of net sales for 2013. The decrease in SG&A expenses as a percent of sales was primarily due to leverage generated by the record sales volume during 2014.

Operating income in 2014 was a record $53.3 million compared to $41.9 million in 2013, resulting in operating margins of 12.3% and 10.7%, respectively. The operating margin for 2013 was reduced by 110 basis points due to a non-cash pension settlement charge which did not recur in 2014.

Other income in 2014 was $940,000 compared to $3.1 million in 2013. Other income in 2013 included a gain on sale of property, plant and equipment of $2.5 million.

The effective income tax rate was 32.7% in 2014 compared to 32.0% in 2013. The difference in the effective tax rate was primarily due to the federal research and development tax credit that was not enacted for 2012 until January 2013, and thus not permitted to be recorded until 2013 for 2012. Therefore, two years of the research and development tax credit were recognized in 2013.

Net income for 2014 was a record $36.1 million compared to $30.1 million in 2013, an increase of $6.0 million or 20.1% . As a percent of net sales, net income was 8.3% and 7.7% in 2014 and 2013, respectively.

Earnings per share were $1.38 in 2014 compared to $1.15 in 2013, an increase of $0.23 per share or 20.0% . Earnings per share for 2013 included a reduction of $0.10 due to non-cash pension settlement charges offset by $0.06 per share of gain on the sale of property, plant and equipment, both of which did not recur in 2014. Currency translation negatively impacted earnings in 2014 by $0.01 per share.

Results of Operations – 2013 Compared to 2012:

The Company attained then-record net sales of $391.7 million in 2013 compared to net sales of $375.7 million in 2012, an increase of $16.0 million or 4.3% .. Major contributors to the increase included an $8.7 million increase in fire pump shipments in the U.S. due to some increases in large building construction, a $7.8 million increase in the agriculture market for irrigation pumps, due to a 2012 acquisition, and an increase of $5.2 million in the municipal market, partially offset by an $8.4 million decrease in the construction market when compared to the strong fracking market early in 2012.

International sales were $134.6 million in 2013 compared to a record $136.5 million in 2012, a slight decrease of $1.9 million or 1.4% from the prior year. International sales represented 34.4% and 36.3% of total sales for the Company in 2013 and 2012, respectively. Sales were somewhat softer in Europe due to the deteriorating economic conditions compared to 2012.

The Company’s backlog of orders was $182.2 million at December 31, 2013 compared to $143.4 million a year ago and $190.7 million at September 30, 2013. Approximately 77% of the Company’s backlog of unfilled orders at December 31, 2013 is scheduled to be shipped during 2014, lower than previous years’ percentages due to some of the Permanent Canal Closures and Pumps project that is expected to ship through the first three quarters of 2015.

Cost of products sold in 2013 was $298.0 million compared to $285.5 million in 2012, an increase of $12.5 million or 4.4% . Gross profit was $93.7 million in 2013 compared to $90.2 million in 2012, an increase of 3.9% resulting in gross margins of 23.9% and 24.0% in 2013 and 2012, respectively. Excluding the non-cash pension settlement charges, gross margin would have been 24.6% and 24.5% in 2013 and 2012, respectively.

SG&A expenses for 2013 were $51.8 million, or 13.2% of net sales, compared with $48.0 million, or 12.8% of net sales for 2012. The increase in SG&A expenses was primarily driven by the inclusion of

The Gorman-Rupp Company        Annual Report 2014

wages and benefits for a full year related to two acquisitions that were made during the latter part of 2012.

Operating income in 2013 was $41.9 million compared to $42.2 million in 2012, resulting in operating margins of 10.7% and 11.2%, respectively. Excluding the non-cash pension settlement charges described above, operating margins would have been 11.4% and 12.0% for 2013 and 2012, respectively.

Other income in 2013 was $3.1 million compared to $907,000 in 2012. The increase in other income during 2013 was principally due to gain on sale of property, plant and equipment of $2.5 million.

The effective income tax rate was 32.0% in 2013 compared to 33.6% in 2012. The difference in the effective tax rate was primarily due to the federal research and development tax credit that was not enacted for 2012 until January 2013, and thus not permitted to be recorded until 2013 for 2012. Therefore, two years of the research and development tax credit were recognized in 2013.

Net income for 2013 was a then-record $30.1 million compared to $28.2 million in 2012, an increase of $1.9 million or 6.7% . The non-cash pension settlement charges reduced net income by $2.8 million and $1.9 million in 2013 and 2012, respectively. Net income excluding the charges would have been $32.9 million in 2013 and $30.1 million in 2012. As a percent of net sales, net income was 7.7% and 7.5% in 2013 and 2012, respectively. Excluding the pension settlement charges, net income would have been 8.4% and 8.0% in 2013 and 2012, respectively.

Earnings per share were $1.15 in 2013 compared to $1.07 in 2012, an increase of $0.08 per share or 7.5% . The non-cash pension settlement charges reduced net income by $0.10 in 2013 and $0.08 per share in 2012, which would have resulted in earnings per share of $1.25 in 2013 and $1.15 in 2012.

Trends

The Company does not believe that it is exposed to material market risks as a result of its export sales or operations outside of the United States. Approximately 70% of the Company’s international sales are export sales from the United States. Export sales are denominated predominately in U.S. dollars and made on open account or with letters of credit.

For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and one of its subsidiaries remain drawn into mass-scale asbestos-related litigation, typically as one of many co-defendants in a particular proceeding; the majority of these cases are against Patterson Pump Company. The allegations in the lawsuits involving the Company and/or Patterson Pump Company are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or Patterson Pump Company from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or Patterson Pump Company have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In one hundred cases the Company has entered into nominal economic settlements recommended for payment by its insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests. Management does not currently believe that the small number of legal proceedings arising out of the ordinary course of business, or the industry-wide asbestos litigation, will materially impact the Company’s consolidated results of operations, liquidity or financial condition.

The Gorman-Rupp Company        Annual Report 2014

Management’s Discussion and Analysis

Liquidity and Sources of Capital

Cash and cash equivalents totaled $24.5 million and there was $12.0 million in outstanding bank debt at December 31, 2014. In addition, the Company had $26.0 million available in bank lines of credit after deducting $4.0 million in outstanding letters of credit primarily related to customer orders. The Company was in compliance with its nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, at all times in 2014 and 2013.

Capital expenditures for 2015, consisting principally of building expansions and machinery and equipment purchases, are estimated to be in the range of $18.0 to $20.0 million and are expected to be financed through internally generated funds and existing lines of credit. During 2014, 2013 and 2012, the Company financed its capital improvements and working capital requirements principally through internally generated funds.

Working capital increased 6.1% to $136.4 million at December 31, 2014 compared to $128.5 million a year ago, largely due to accounts receivable related to increased sales volume and some completed inventory related to some customer-delayed shipments at December 31, 2014.

Earnings before interest, income taxes and depreciation and amortization, were $68.5 million for 2014, $58.0 million for 2013 and $54.6 million in 2012. Net of capital expenditures, these amounts were $55.2 million, $37.0 million and $38.2 million, respectively. Additionally, net of dividends, these amounts were $45.5 million, $28.3 million and $30.1 million, respectively.

Financial Cash Flow

Net cash provided by operating activities was $29.0 million, $50.4 million and $32.6 million for 2014, 2013 and 2012, respectively. The change in cash provided by operating activities in 2014 compared to 2013 was primarily due to recognition of deferred revenue relating to the PCCP project and increased accounts receivable. The change in cash provided by operating activities in 2013 compared to 2012 was primarily due to increased deferred revenue relating to the PCCP project and change in inventory balances.

Cash used for investing activities was $29.3 million, $18.1 million and $36.4 million for 2014, 2013 and 2012, respectively. Net cash paid for acquisitions was $16.7 million in 2014 and $20.8 million in 2012. Capital expenditures were approximately $13.3 million, $21.0 million and $16.4 million in 2014, 2013 and 2012, respectively.

Net cash (used for) provided by financing activities was ($6.7) million in 2014, ($21.7) million in 2013 and $3.8 million in 2012. During 2014, the Company’s repayments on short-term bank borrowings were $15.0 million and dividend payments were $9.7 million.

The changes in foreign currency translation against the U.S. dollar increased cash by $344,000 and $389,000 in 2014 and 2013, respectively, and decreased cash by $77,000 in 2012.

The ratio of current assets to current liabilities was 3.1 to 1 at December 31, 2014 and 2013.

Management believes that cash on hand, combined with cash provided by operating activities and existing financing capabilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the expected payment of quarterly dividends and principal and interest on debt outstanding.

Contractual Obligations

Capital commitments in the table below include commitments to purchase property, plant and equipment that have been approved by the Board of Directors and are enforceable and legally binding on the Company. The capital commitments do not represent the entire anticipated purchases in the future, but represent only those substantive items for which the Company is contractually obligated as of December 31, 2014. Also, the Company has some operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $1.1 million in 2014, 2013 and 2012.

The Gorman-Rupp Company        Annual Report 2014

The following table summarizes the Company’s contractual obligations at December 31, 2014:

	Payment Due By Period
(Thousands of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital commitments	$3,585	$3,585	$—	$—	$—
Operating leases	2,088	871	980	226	11

Total	$5,673	$4,456	$980	$226	$11

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

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations to the Company (e.g., bankruptcy filings, substantial downgrading of credit scores), the Company records a specific allowance for bad debts against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes allowances for bad debts based on the length of time the receivables are past due. If circumstances change (e.g., an unexpected material adverse change in a large customer’s ability to meet its financial obligations), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Historically, the Company’s collection history has been good.

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

The Gorman-Rupp Company        Annual Report 2014

Management’s Discussion and Analysis

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

The discount rate used to value pension plan obligations was 3.45% and 4.30% at December 31, 2014 and 2013, respectively. The discount rate used to value postretirement obligations was 3.60% and 4.50% at December 31, 2014 and 2013, respectively. The discount rates were determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date. The expected rates of return on pension assets is designed to be a long-term assumption that will be subject to year-to-year variability. The assumed rate of return for 2014 and 2013 was 7.00% . Actual pension plan asset performance will either reduce or increase unamortized losses included in accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2014 and 2013.

The assumption used for the rate of increase in medical costs over the next five years was unchanged in 2014 from 2013. A one percentage point increase in the assumed health care trend would increase postretirement expense by approximately $201,000, changing the benefit obligation by approximately $2.2 million; while a one percentage point decrease in the assumed health care trend would decrease postretirement expense by approximately $185,000, changing the benefit obligation by approximately $1.9 million.

Substantially all retirees elect to take lump sum settlements of their benefits. When interest rates are low as they have been the last three years, this subjects the Company to the risk of exceeding an actuarial threshold computed on an annual basis and triggering a GAAP-required non-cash pension settlement loss. This event occurred in 2013 and 2012.

Income Taxes

The basic principles related to accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns.

Realization of the Company’s deferred tax assets is principally dependent upon the Company’s achievement of projected future taxable income, which management believes will be sufficient to fully utilize the deferred tax assets recorded, with the exception of deferred tax associated with certain state tax credits for which a valuation allowance has been recognized.

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

The Gorman-Rupp Company        Annual Report 2014

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

When performing a quantitative assessment of goodwill impairment if necessary or in years where we elect to do so, a discounted cash flow model is used to estimate the fair value of each reporting unit, which considers forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows are based on the Company’s long-term operating plan and the weighted-average cost of capital is an estimate of the overall after-tax rate of return. Other valuation techniques including comparative market multiples are used when appropriate. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units.

Based upon our fiscal 2014 and 2013 quantitative and qualitative impairment analyses, the Company concluded that it is more likely than not that the fair value of our reporting units continues to substantially exceed the respective carrying amounts.

Indefinite life intangible assets primarily consist of trademarks and trade names. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2014 and 2013, the fair value of indefinite lived intangible assets exceeded the respective carrying value.

Other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered through future net cash flows generated by the assets.

Other Matters

Certain transactions with related parties are in the ordinary course of business and are not material to the Company’s consolidated financial position, net income or cash flows.

The Company does not have any off-balance sheet arrangements, financings or other relationships with unconsolidated “special purpose entities.” The Company is not a party to any long-term debt agreements, or any material capital leases or purchase obligations.

The Gorman-Rupp Company        Annual Report 2014

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2014. This report is included on the following page.

/s/ JEFFREY S. GORMAN

Jeffrey S. Gorman

President and Chief Executive Officer

/s/ WAYNE L. KNABEL

Wayne L. Knabel

Chief Financial Officer

March 9, 2015

The Gorman-Rupp Company        Annual Report 2014

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders

of The Gorman-Rupp Company

We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2014 of The Gorman-Rupp Company and our report dated March 9, 2015 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Cleveland, Ohio

March 9, 2015

The Gorman-Rupp Company        Annual Report 2014

Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2014	2013	2012	2011
Operating Results
Net sales	$434,925	$391,665	$375,691	$359,490
Gross profit	107,559	93,655	90,151	87,837
Income taxes	17,593	14,173	14,244	13,881
Net income	36,141	30,104	28,203	28,804
Depreciation and amortization	14,615	13,588	12,066	11,459
Interest expense	134	146	122	179
Return on net sales (%)	8.3	7.7	7.5	8.0
Sales dollars per employee	340.6	315.6	326.4	327.1
Income dollars per employee	28.3	24.3	24.5	26.2
Financial Position
Current assets	$200,709	$189,289	$175,675	$155,872
Current liabilities	64,346	60,760	64,821	50,873
Working capital	136,363	128,529	110,854	104,999
Current ratio	3.1	3.1	2.7	3.1
Property, plant and equipment—net	$133,964	$131,189	$123,066	$114,349
Capital additions—net	13,275	21,015	16,373	11,175
Total assets	380,904	355,638	335,183	298,700
Equity	281,967	264,140	234,719	214,764
Dividends paid	9,715	8,662	8,188	7,430
Average number of employees	1,277	1,241	1,151	1,099
Shareholder Information
Earnings per share	$1.38	$1.15	$1.07	$1.10
Cash dividends per share	0.370	0.330	0.312	0.283
Equity per share at December 31	10.74	10.06	8.94	8.19
Average number of shares outstanding	26,256,824	26,249,324	26,242,366	26,234,579

Summary of Quarterly Results of Operations

(Thousands of dollars, except per share amounts)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2014 and 2013:

Quarter Ended 2014	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$110,064	$27,554	$9,954	$0.38
Second quarter	109,728	26,904	8,860	0.34
Third quarter	110,159	28,066	9,439	0.36
Fourth quarter	104,974	25,035	7,888	0.30

Total	$434,925	$107,559	$36,141	$1.38

The Gorman-Rupp Company        Annual Report 2014

2010	2009	2008	2007	2006	2005	2004
$296,808	$266,242	$330,646	$305,562	$270,910	$231,249	$203,554
76,337	61,773	77,089	67,452	58,676	47,071	42,425
12,370	8,986	13,297	12,524	8,654	6,235	5,075
25,963	18,269	27,197	22,859	19,072	10,903	9,277
10,601	8,955	7,848	7,597	6,688	6,808	7,179
175	170	45	49	41	25	40
8.7	6.9	8.2	7.5	7.0	4.7	4.6
304.4	264.1	302.5	286.9	258.3	233.3	211.4
26.6	18.1	24.9	21.5	18.2	11.0	9.6

$143,194	$131,400	$134,266	$135,288	$120,118	$110,501	$96,974
59,678	43,175	35,569	33,481	27,646	28,219	21,112
83,516	88,225	98,697	101,807	92,472	82,282	75,862
2.4	3.0	3.8	4.0	4.3	3.9	4.6
$113,526	$108,523	$80,406	$59,970	$52,351	$51,505	$54,812
8,310	38,071	27,909	12,826	7,258	3,189	7,500
286,707	249,424	231,538	211,534	187,540	179,541	165,673
199,834	177,612	159,206	149,960	128,142	127,048	121,898
7,024	6,767	6,682	6,503	6,126	5,983	5,907
975	1,008	1,093	1,065	1,049	991	963

$0.99	$0.70	$1.04	$0.88	$0.73	$0.42	$0.36
0.269	0.259	0.256	0.248	0.234	0.229	0.227
7.65	6.80	6.10	5.75	4.91	4.87	4.68
26,132,160	26,107,886	26,101,891	26,095,586	26,089,004	26,081,676	26,073,433

Quarter Ended 2013	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$92,457	$21,224	$5,818	$0.22
Second quarter	106,415	26,481	9,168	0.35
Third quarter	101,186	24,485	7,946	0.30
Fourth quarter	91,607	21,465	7,172	0.28

Total	$391,665	$93,655	$30,104	$1.15

The Gorman-Rupp Company        Annual Report 2014

Shareholder Information

Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company,

NYSE MKT Composite Index and SIC Code 3561

ASSUMES $100 INVESTED ON JANUARY 1, 2010 AND DIVIDENDS REINVESTMENT THROUGH YEAR ENDING DECEMBER 31, 2014.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company’s common shares against the cumulative total return of the NYSE MKT Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2010 and ending December 31, 2014. The issuers in the SIC Code Index were selected on a line-of-business basis by reference to SIC Code 3561 — Pumps and Pumping Equipment. The SIC Code Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., ITT Corp., The Gorman-Rupp Company and Xylem Inc.

Quarterly Stock Prices and Dividends

The high and low sales price and dividends per share for common shares traded on the NYSE MKT Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2014		2013		2014	2013
	High	Low	High	Low
First quarter	$35.16	$29.12	$24.78	$22.82	$0.09	$0.08
Second quarter	39.36	29.28	25.50	21.44	0.09	0.08
Third quarter	36.82	28.28	33.88	24.43	0.09	0.08
Fourth quarter	33.08	27.70	34.59	28.19	0.10	0.09

There were approximately 3,497 shareholders as of January 31, 2015, of which 1,001 were registered holders of common shares.

Annual Meeting	Transfer Agent and Registrar	Mailing Address	Exchange Listing

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company’s Corporate Headquarters,

600 South Airport Road,

Mansfield, Ohio, on April 23, 2015

at 10:00 a.m., Eastern Daylight Time.

	Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, New York 11717 Phone 844-318-0130 or 720-358-3598 Fax 215-553-5402 E-mail Shareholder@broadridge.com	The Gorman-Rupp Company P.O. Box 1217 Mansfield, OH 44901-1217 Phone 419-755-1011 Fax 419-755-1263 Principal Office The Gorman-Rupp Company 600 South Airport Road Mansfield, OH 44903	NYSE MKT Exchange Symbol GRC Independent Registered Public Accounting Firm Ernst & Young LLP Suite 1800 950 Main Avenue Cleveland, OH 44113-7214

The Gorman-Rupp Company        Annual Report 2014

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

Stock cannot be purchased or sold directly through The Gorman-Rupp Company. Purchases and sales of the Company’s stock generally are made through a Securities dealer or through the Dividend Reinvestment Plan offered through Broadridge Corporate Issuer Solutions, Inc.

In addition, employees of the Company may purchase shares through an Employee Stock Purchase Plan offered through monthly deductions from their paychecks.

Open Enrollment Dividend Reinvestment and Stock Purchase Plan

Broadridge Corporate Issuer Solutions, Inc. offers a convenient plan for investment in shares of common stock of The Gorman-Rupp Company. Investors may buy or sell common shares of The Gorman-Rupp Company through Broadridge Corporate Issuer Solutions, Inc.’s Direct Share Purchase and Sale Plan. Initial investments of $200 are required up to a maximum of $5,000 per month. Any subsequent investments may be made for a minimum of $50 (to a maximum of $5,000) per month.

For additional information, please contact The Gorman-Rupp Company, Attention: Corporate Secretary, for a copy of the Plan brochure, or call a customer service representative at Broadridge Corporate Issuer Solutions, Inc.

Phone	844-318-0130 or
720-358-3598

Direct Dividend Deposit

Gorman-Rupp provides the opportunity to have your dividend directly deposited into your checking or savings account. Your dividend is available to you on the payment date.

For additional information, call a customer service representative at Broadridge Corporate Issuer Solutions, Inc.

Phone	844-318-0130 or
720-358-3598

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

Such factors include, but are not limited to: (1) continuation of the current and projected future business environment, including interest rates and changes in commodity pricing and capital and consumer spending; (2) competitive factors and competitor responses to initiatives of The Gorman-Rupp Company; (3) successful development and market introductions of anticipated new products; (4) stability of government laws and regulations, including taxes; (5) stable governments and business conditions in emerging economies; (6) successful penetration of emerging economies; (7) unforeseen delays or disruptions in the New Orleans flood control project, including any further revisions to the timing of shipments for the project; (8) continuation of the favorable environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of potential candidates and our ability to successfully integrate and realize the anticipated benefits of completed acquisitions; and (9) risks described from time to time in our reports filed with the Securities and Exchange Commission. Except to the extent required by law, we do not undertake and specifically decline any obligation to review or update any forward-looking statements or to publicly announce the results of any revisions to any of such statements to reflect future events or developments or otherwise.