Form 10-K, Exhibit 13
period 2015-12-31
GORMAN RUPP CO
filed 2016-03-11
CIK 42682

Exhibit 13

ANNUAL REPORT 2015

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders of

The Gorman-Rupp Company

We have audited the accompanying consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Gorman-Rupp Company at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 11, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 11, 2016

THE GORMAN-RUPP COMPANY

Consolidated Statements of Income

	Year ended December 31,
(Thousands of dollars, except shares and per share amounts)	2015	2014	2013
Net sales	$406,150	$434,925	$391,665
Cost of products sold	313,570	327,366	298,010

Gross profit	92,580	107,559	93,655
Selling, general and administrative expenses	56,189	54,254	51,734

Operating income	36,391	53,305	41,921
Other income	1,157	940	3,050
Other expense	(282)	(511)	(694)

Income before income taxes	37,266	53,734	44,277
Income taxes	12,157	17,593	14,173

Net income	$25,109	$36,141	$30,104

Earnings per share	$0.96	$1.38	$1.15

Average number of shares outstanding	26,192,072	26,256,824	26,249,324

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year ended December 31,
(Thousands of dollars)	2015	2014	2013
Net income	$25,109	$36,141	$30,104
Cumulative translation adjustments	(4,719)	(3,276)	(1,381)
Pension and postretirement medical liability adjustments, net of tax	(370)	(5,589)	9,202

Other comprehensive (loss) income	(5,089)	(8,865)	7,821

Comprehensive income	$20,020	$27,276	$37,925

See notes to consolidated financial statements.

ANNUAL REPORT 2015

Consolidated Balance Sheets

	December 31,
(Thousands of dollars)	2015	2014
Assets
Current assets:
Cash and cash equivalents	$23,724	$24,491
Accounts receivable – net	76,758	70,734
Inventories – net	82,818	94,760
Deferred income taxes	—	4,694
Prepaid and other	6,091	6,030

Total current assets	189,391	200,709
Property, plant and equipment:
Land	3,736	3,562
Buildings	104,128	100,943
Machinery and equipment	163,875	162,155

	271,739	266,660
Accumulated depreciation	(141,852)	(132,696)

Property, plant and equipment – net	129,887	133,964
Other assets	3,860	6,313
Goodwill and other intangible assets – net	41,063	39,918

Total assets	$364,201	$380,904

See notes to consolidated financial statements.

THE GORMAN-RUPP COMPANY

	December 31,
	2015	2014
Liabilities and equity
Current liabilities:
Accounts payable	$14,529	$17,908
Short-term debt	—	12,000
Payroll and employee related liabilities	10,871	11,355
Commissions payable	7,950	9,448
Deferred revenue	1,741	4,166
Accrued expenses	8,369	9,469

Total current liabilities	43,460	64,346
Pension benefits	9,309	4,496
Postretirement benefits	20,784	21,297
Deferred and other income taxes	3,627	8,798

Total liabilities	77,180	98,937
Equity:
Common shares, without par value:
Authorized – 35,000,000 shares;
Outstanding – 26,083,623 shares at December 31, 2015 and 26,260,543 shares at December 31, 2014 (after deducting treasury shares of 965,173 and 788,253, respectively), at stated capital amount	5,095	5,133
Additional paid-in capital	—	3,059
Retained earnings	304,341	291,101
Accumulated other comprehensive loss	(22,415)	(17,326)

Total equity	287,021	281,967

Total liabilities and equity	$364,201	$380,904

ANNUAL REPORT 2015

Consolidated Statements of Equity

	Common Shares		Additional Paid-In	Retained	Accumulated Other Comprehensive
(Thousands of dollars, except share and per share amounts)	Shares	Dollars	Capital	Earnings	(Loss) Income	Total
Balances January 1, 2013	26,245,543	$5,130	$2,693	$243,178	$(16,282)	$234,719
Net income				30,104		30,104
Other comprehensive income					7,821	7,821
Issuance of treasury shares	7,500	1	129	28		158
Cash dividends—$0.330 per share				(8,662)		(8,662)

Balances December 31, 2013	26,253,043	5,131	2,822	264,648	(8,461)	264,140
Net income				36,141		36,141
Other comprehensive loss					(8,865)	(8,865)
Issuance of treasury shares	7,500	2	237	27		266
Cash dividends—$0.370 per share				(9,715)		(9,715)

Balances December 31, 2014	26,260,543	5,133	3,059	291,101	(17,326)	281,967
Net income				25,109		25,109
Other comprehensive loss					(5,089)	(5,089)
Issuance of treasury shares	7,500	2	184	26		212
Treasury shares repurchased	(184,420)	(40)	(3,243)	(1,296)		(4,579)
Cash dividends—$0.405 per share				(10,599)		(10,599)

Balances December 31, 2015	26,083,623	$5,095	$—	$304,341	$(22,415)	$287,021

See notes to consolidated financial statements.

THE GORMAN-RUPP COMPANY

Consolidated Statements of Cash Flows

	Year ended December 31,
(Thousands of dollars)	2015	2014	2013
Cash flows from operating activities:
Net income	$25,109	$36,141	$30,104
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,282	14,615	13,588
Pension expense	7,657	2,708	7,164
Contributions to pension plan	(4,000)	(2,500)	(4,200)
Deferred income taxes	(563)	(1,367)	241
Gain on sale of property, plant and equipment	(88)	(343)	(2,535)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable – net	(4,750)	(8,529)	(662)
Inventories – net	12,576	(2,987)	(48)
Accounts payable	(4,123)	(693)	2,985
Commissions payable	(1,498)	3,367	(1,487)
Deferred revenue	(2,425)	(3,024)	7,112
Accrued expenses	(2,436)	(3,700)	6,947
Benefit obligations and other	(58)	(4,685)	(8,823)

Net cash provided by operating activities	40,683	29,003	50,386
Cash flows from investing activities:
Capital additions – net	(8,260)	(13,278)	(21,014)
Proceeds from sale of property, plant and equipment	466	681	2,905
Payments for acquisitions, net of cash acquired	(3,386)	(16,667)	—

Net cash used for investing activities	(11,180)	(29,264)	(18,109)
Cash flows from financing activities:
Cash dividends	(10,599)	(9,715)	(8,662)
Treasury shares repurchased	(4,579)	—	—
Proceeds from bank borrowings	—	18,000	6,000
Payments to banks for borrowings	(13,912)	(15,000)	(19,000)

Net cash used for financing activities	(29,090)	(6,715)	(21,662)
Effect of exchange rate changes on cash	(1,180)	344	389

Net (decrease) increase in cash and cash equivalents	(767)	(6,632)	11,004
Cash and cash equivalents:
Beginning of year	24,491	31,123	20,119

End of period	$23,724	$24,491	$31,123

See notes to consolidated financial statements.

ANNUAL REPORT 2015

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

Cash Equivalents and Short-Term Investments

The Company considers highly liquid instruments with maturities of 90 days or less to be cash equivalents. The Company periodically makes short-term investments for which cost approximates fair value. Short-term investments at December 31, 2015 and 2014 consist primarily of certificates of deposit, and are classified as prepaid and other on the Consolidated Balance Sheets.

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

Inventories

Inventories are stated at the lower of cost or market. The costs for approximately 73% of inventories at December 31, 2015 and 75% of inventories at December 31, 2014 are determined using the last-in, first-out (LIFO) method, with the remainder determined using the first-in, first-out (FIFO) method. Cost components include materials, inbound freight costs, labor and allocations of fixed and variable overheads on an absorption costing basis.

Long-Lived Assets

Property, plant and equipment are stated on the basis of cost. Repairs and maintenance costs are expensed as incurred. Depreciation for property, plant and equipment and amortization for finite-lived intangible assets are computed using the straight-line method over the estimated useful lives of the assets and are included in cost of products sold and selling, general and administrative expenses based on the use of the assets. Depreciation expense was $13.8 million, $13.2 million and $12.4 million during 2015, 2014 and 2013, respectively.

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

Goodwill and Indefinite-Lived Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized but are reviewed annually for impairment as of October 1 or whenever events or changes in circumstances indicate there may be a possible permanent loss of value using either a quantitative or qualitative analysis. The Company uses a market-based approach to estimate the fair value of our reporting units and performs a quantitative analysis using a discounted cash flow model and other valuation techniques, but may elect to perform a qualitative analysis when deemed appropriate.

For 2015, the Company used a quantitative analysis for substantially all of its goodwill impairment testing under which the fair value for each reporting unit was estimated using a discounted cash flow model, which considered forecasted cash flows discounted at an estimated weighted-average cost of capital. The forecasted cash flows were based on the Company’s long-term operating plan and a terminal value was used to estimate the cash flows beyond the period covered by the operating plan. The weighted-average cost of capital is an estimate of the overall after-tax rate of return required by equity and debt market holders of a business enterprise. These analyses require the exercise of significant judgments, including judgments about appropriate discount rates, perpetual growth rates and the timing of expected future cash flows. Sensitivity analyses were performed around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. For 2015, based on the quantitative analysis, the fair values of the Company’s reporting units continue to exceed the respective carrying amounts. See Note J for additional information.

A qualitative analysis may be performed by assessing certain trends and factors, including projected market outlook and growth rates, forecasted and actual sales and operating profit margins, discount rates, industry data and other relevant qualitative factors. These trends and factors are compared to, and based on, the assumptions used in the most recent quantitative assessment.

THE GORMAN-RUPP COMPANY

Indefinite-lived intangible assets primarily consist of trademarks and trade names. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2015 and 2014, the fair value of indefinite lived intangible assets exceeded their carrying value.

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

Concentration of Credit Risk

The Company generally does not require collateral from its customers and has a very good collection history. There were no sales to a single customer that exceeded 10% of total net sales for the years ended December 31, 2015, 2014 or 2013.

Shipping and Handling Costs

The Company classifies all amounts billed to customers for shipping and handling as revenue and reflects related shipping and handling costs in cost of products sold.

Advertising

The Company expenses all advertising costs as incurred, which for the years ended December 31, 2015, 2014 and 2013 totaled $3.2 million, $3.5 million, and $3.4 million, respectively.

Product Warranties

A liability is established for estimated future warranty and service claims based on historical claims experience and specific product failures. The Company expenses warranty costs directly to cost of products sold. Changes in the Company’s product warranty liability are:

	2015	2014	2013
Balance at beginning of year	$1,166	$1,170	$1,133
Provision	1,732	1,607	1,220
Claims	(1,518)	(1,611)	(1,183)

Balance at end of year	$1,380	$1,166	$1,170

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

Gains and losses resulting from foreign currency transactions, the amounts of which are not material, are included in other income and expense.

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

Reclassification

Certain amounts for 2014 and 2014 have been reclassified to conform to the 2015 presentation.

New Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standard Updates (“ASUs”). ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on the Company’s consolidated financial statements.

In November 2015 the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes” which amended accounting guidance related to the presentation of deferred tax liabilities and assets. The amended guidance requires that all deferred tax liabilities and assets be classified as noncurrent on the balance sheet. This guidance is effective for reporting periods beginning after December 15, 2016; however, early adoption is permitted. The Company adopted ASU 2015-17 during the quarter ended December 31, 2015. No prior periods were retrospectively adjusted.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606),” which supersedes most current revenue recognition guidance, including industry-specific guidance, and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016; however, in July 2015, the FASB approved a one year deferral of this standard, with a new effective date for fiscal years beginning after December 15, 2017. The Company currently does not expect the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

ANNUAL REPORT 2015

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

Note B – Allowance for Doubtful Accounts

The allowance for doubtful accounts was $917,000 and $474,000 at December 31, 2015 and 2014, respectively.

Note C – Inventories

Inventories are stated at the lower of cost or market. Replacement cost approximates current cost and the excess over LIFO cost is approximately $59.1 million and $57.9 million at December 31, 2015 and 2014, respectively. Some inventory quantities were reduced during 2015, resulting in liquidation of some LIFO quantities carried at lower costs from earlier years versus current year costs. The related effect increased net income by $363,000. Allowances for excess and obsolete inventory totaled $5.0 million and $4.6 million at December 31, 2015 and 2014, respectively.

Inventories-net	2015	2014
Raw materials and in-process	$25,652	$16,217
Finished parts	46,270	42,414
Finished products	10,896	36,129

Total net inventories	$82,818	$94,760

Note D – Financing Arrangements

In May 2014, the Company borrowed $18.0 million under an unsecured bank loan agreement to finance the acquisition of Bayou City Pump, Inc. The loan bore interest at LIBOR plus 0.75%, adjustable and payable monthly with annual renewal. At December 31, 2015, there was no balance outstanding on the loan.

The Company may borrow up to $20.0 million with interest at LIBOR plus 0.75% or at alternative rates as selected by the Company under an unsecured bank line of credit which matures in November 2017. At December 31, 2015 and 2014, $19.99 million and $20.0 million, respectively, were available for borrowing after deducting $6,000 in outstanding letters of credit in 2015.

The Company also has an $8.0 million unsecured bank line of credit with interest at LIBOR plus 0.75% payable monthly which matures in May 2016. At December 31, 2015 and 2014, $3.9 million and $6.0 million, respectively, was available for borrowing after deducting $4.1 million and $4.0 million in outstanding letters of credit, respectively.

The Company also has a $3.0 million bank guarantee with interest at 1.75% in an agreement dated June 2015. At December 31, 2015, $600,000 was available for borrowing after deducting $2.4 million in outstanding letters of credit.

The financing arrangements described above contain nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios. At December 31, 2015 and 2014, the Company was in compliance with all requirements.

Interest expense, which approximates interest paid, was $122,000, $134,000 and $146,000 in 2015, 2014 and 2013, respectively.

The Company has operating leases for certain offices, manufacturing facilities, land, office equipment and automobiles. Rental expense relating to operating leases was $1.0 million in 2015 and $1.1 million in 2014 and 2013.

The future minimum lease payments due under these operating leases as of December 31, 2015 are:

2016	2017	2018	2019	2020	Thereafter	Total
$838	$551	$416	$168	$44	$10	$2,027

Note E – Accumulated Other Comprehensive Loss

The reclassifications out of accumulated other comprehensive loss as reported in the Consolidated Statement of Income are:

Pension and other post retirement benefits:	2015	2014	2013
Recognized actuarial loss (a)	$1,581	$483	$1,357
Settlement loss (b)	2,584	—	2,756
Settlement loss (c)	1,199	—	1,413
Total before income tax	5,364	483	5,526
Income tax	(1,749)	(177)	(2,006)

Net of income tax	$3,615	$306	$3,520

(a)	The recognized actuarial loss is included in the computation of net periodic benefit cost. See Note G for additional details.
(b)	This portion of the settlement loss is included in cost of products sold in the Consolidated Statements of Income.
(c)	This portion of the settlement loss is included in selling, general and administrative expenses in the Consolidated Statements of Income.

The components of accumulated other comprehensive loss as reported in the Consolidated Balance Sheets are:

	Currency Translation Adjustments	Pension and OPEB Adjustments	Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2013	$319	$(16,601)	$(16,282)
Reclassifications adjustments	—	5,526	5,526
Current period (charge) credit	(1,381)	8,925	7,544
Income tax benefit	—	(5,249)	(5,249)

Balance at December 31, 2013	(1,062)	(7,399)	(8,461)
Reclassification adjustments	—	483	483
Current period charge	(3,276)	(9,294)	(12,570)
Income tax charge	—	3,222	3,222

Balance at December 31, 2014	(4,338)	(12,988)	(17,326)
Reclassifications adjustments	—	5,364	5,364
Current period charge	(4,719)	(6,038)	(10,757)
Income tax benefit	—	304	304

Balance at December 31, 2015	$(9,057)	$(13,358)	$(22,415)

THE GORMAN-RUPP COMPANY

Note F – Income Taxes

The components of income before income taxes are:

	2015	2014	2013
United States	$35,391	$49,692	$40,374
Foreign countries	1,875	4,042	3,903

Total	$37,266	$53,734	$44,277

The components of income tax expense are:

	2015	2014	2013
Current expense:
Federal	$11,465	$16,638	$12,159
Foreign	292	946	792
State and local	963	1,376	981

	12,720	18,960	13,932

Deferred (benefit) expense:
Federal	(443)	(1,181)	108
Foreign	(112)	(114)	(38)
State and local	(8)	(72)	171

	(563)	(1,367)	241

Income tax expense	$12,157	$17,593	$14,173

The reconciliation between income tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes is:

	2015	2014	2013
Income taxes at statutory rate	$13,043	$18,807	$15,497
State and local income taxes, net of federal tax benefit	680	674	587
Research and development tax credits	(380)	(371)	(740)
Domestic production activities deduction	(964)	(1,324)	(952)
Lower foreign taxes differential	(476)	(583)	(612)
Uncertain tax positions	26	53	94
Valuation allowance	(59)	174	162
Other	287	163	137

Income tax expense	$12,157	$17,593	$14,173

The Company made income tax payments of $13.5 million, $19.4 million, $13.2 million in 2015, 2014, and 2013, respectively.

Deferred income tax assets and liabilities consist of:

	2015	2014	2013
Deferred tax assets:
Inventories	$1,664	$1,030	$1,688
Accrued liabilities	2,450	2,538	2,341
Postretirement health benefits obligation	7,547	7,602	6,545
Pension	3,443	1,649	—
Deferred revenue	—	1,267	—
Other	292	550	101

Total deferred tax assets	15,396	14,636	10,675
Valuation allowance	(277)	(336)	(162)

Net deferred tax assets	15,119	14,300	10,513
Deferred tax liabilities:
Depreciation and amortization	(18,059)	(17,711)	(16,858)
Pension	—	—	(1,634)

Total deferred tax liabilities	(18,059)	(17,711)	(18,492)

Net deferred tax liabilities	$(2,940)	$(3,411)	$(7,979)

The Company has a valuation allowance as of December 31, 2015 of $277,000 against certain of its deferred tax assets. The comparable amount of valuation allowance at December 31, 2014 was $336,000. ASC 740 requires that a valuation allowance be recorded against deferred tax assets when it is more likely than not that some or all of a Company’s deferred tax assets will not be realized based on available positive and negative evidence.

At December 31, 2015, total unrecognized tax benefits were $567,000. Of the total, $447,000 of unrecognized tax benefits, if ultimately recognized, would reduce the Company’s annual effective tax rate.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2015	2014	2013
Balance at beginning of year	$576	$516	$421
Additions based on tax positions related to the current year	113	158	189
Reductions due to lapse of applicable statute of limitations	(101)	(98)	(46)
Settlements	(21)	—	(48)

Balance at end of year	$567	$576	$516

The Company is subject to income taxes in the U.S. federal and various state, local and foreign jurisdictions. Income tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, the Company is no longer subject

ANNUAL REPORT 2015

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2011. The Company has $56,000 of unrecognized tax benefits recorded for periods which the relevant statutes of limitations expire in the next 12 months.

The Company is currently under examination by the Internal Revenue Service for its tax year ending December 31, 2013. Any adjustment from this examination is not expected to have a material impact on the consolidated financial position or results of operations of the Company. Management anticipates this examination will be resolved within the next 12 months.

The Company has state tax credit carryforwards of $533,000 and $545,000 as of December 31, 2015 and 2014, respectively, set to expire between 2018 and 2025.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense for all periods presented. The Company accrued approximately $116,000 and $99,000 for the payment of interest and penalties at December 31, 2015 and 2014, respectively.

The Company did not provide taxes with respect to $19.8 million of undistributed earnings at December 31, 2015, since the earnings are considered by the Company to be permanently reinvested. In an unanticipated future event where these earnings are distributed or deemed distributed in a taxable transaction, the Company may be subject to United States income tax and foreign withholding taxes, the net tax liability of which is estimated to be $1.4 million.

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

Additionally, the Company sponsors defined contribution pension plans made available to all domestic and Canadian employees. Total contributions to the plans in 2015 and 2014 were $1.6 million and were $1.3 million in 2013.

The Company also sponsors a non-contributory defined benefit health care plan that provides health benefits to certain domestic and Canadian retirees and their spouses.

The Company funds the cost of these benefits as incurred. For measurement purposes, and based on maximum benefits as defined by the plan, a zero percent annual rate of increase in the per capita cost of covered health care benefits for retirees age 65 and over was assumed for 2015 and is expected to remain constant going forward. A 5% rate of increase for retirees under age 65 was assumed.

The Company recognizes the obligations associated with its defined benefit pension plan and defined benefit health care plan in its consolidated financial statements. The following table presents the plans’ funded status as of the measurement date reconciled with amounts recognized in the Company’s consolidated balance sheets:

	Pension Plan		Postretirement Plan
	2015	2014	2015	2014
Accumulated benefit obligation at end of year	$63,830	$65,454	$22,430	$22,813

Change in projected benefit obligation:
Benefit obligation at beginning of year	$80,069	$70,635	$22,813	$19,794
Service cost	3,064	2,904	1,194	907
Interest cost	2,640	2,895	790	845
Settlement	1,431	—	—	—
Benefits paid	(10,069)	(3,584)	(1,094)	(1,736)
Effect of foreign exchange	—	—	(94)	(49)
Actuarial loss (gain)	465	7,219	(1,179)	3,052

Benefit obligation at end of year	$77,600	$80,069	$22,430	$22,813

Change in plan assets:
Plan assets at beginning of year	$75,573	$70,889	$—	$—
Actual return on plan assets	(1,213)	5,768	—	—
Employer contributions	4,000	2,500	1,094	1,736
Benefits paid	(10,069)	(3,584)	(1,094)	(1,736)

Plan assets at end of year	68,291	75,573	—	—

Funded status at end of year	$(9,309)	$(4,496)	$(22,430)	$(22,813)

Amounts recognized in the Consolidated Balance Sheets consist of:
Current liabilities	$—	$—	$(1,646)	$(1,516)
Noncurrent liabilities	(9,309)	(4,496)	(20,784)	(21,297)

Total liabilities	$(9,309)	$(4,496)	$(22,430)	$(22,813)

THE GORMAN-RUPP COMPANY

	Pension Plan		Postretirement Plan
	2015	2014	2015	2014
Amounts recognized in accumulated other comprehensive loss consist of:
Net actuarial loss (gain)	$29,992	$28,836	$(8,082)	$(7,601)
Deferred tax (benefit) expense	(11,590)	(11,162)	3,038	2,915

After tax actuarial loss (gain)	$18,402	$17,674	$(5,044)	$(4,686)

Components of net periodic benefit cost:
	2015	2014	2013
Pension Plan
Service cost	$3,064	$2,904	$3,144
Interest cost	2,640	2,895	2,851
Expected return on plan assets	(4,060)	(4,755)	(5,080)
Recognized actuarial loss	2,230	1,664	2,080
Settlement loss	3,783	—	4,169

Net periodic benefit cost	$7,657	$2,708	$7,164

Other changes in pension plan assets and benefit obligations recognized in other comprehensive loss:
Net loss (gain)	$1,156	$4,541	$(10,734)

Total expense (income) recognized in net periodic benefit cost and other comprehensive income	$8,813	$7,249	$(3,570)

Postretirement Plan
Service cost	$1,194	$907	$1,153
Interest cost	790	845	724
Recognized actuarial gain	(649)	(1,181)	(723)

Net periodic benefit cost	$1,335	$571	$1,154
Other changes in post retirement plan assets and benefit obligations recognized in other comprehensive loss:
Net (loss) gain	$(529)	$4,233	$(3,717)

Total expense (income) recognized in net periodic benefit cost and other comprehensive income	$806	$4,804	$(2,563)

During 2015 and 2013, the Company recorded settlement losses relating to retirees that received lump-sum distributions from the Company’s defined benefit pension plan totaling $3.8 million and $4.2 million, respectively. These charges were the result of lump-sum payments to retirees which exceeded the Plan’s actuarial service and interest cost thresholds in each of 2015 and 2013. The cost threshold was not exceeded in 2014.

The prior service cost is amortized on a straight-line basis over the average estimated remaining service period of active participants. The unrecognized actuarial gain or loss in excess of the greater of 10% of the benefit obligation or the market value of plan assets is also amortized on a straight-line basis over the average estimated remaining service period of active participants.

	Pension		Postretirement
	Benefits		Benefits
	2015	2014	2015	2014
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	3.70%	3.45%	3.90%	3.60%
Rate of compensation increase	3.50%	3.50%	—	—
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	3.67%	4.30%	3.60%	4.50%
Expected long-term rate of return on plan assets	6.00%	7.00%	—	—
Rate of compensation increase	3.50%	3.50%	—	—

To enhance the Company’s efforts to mitigate the impact of the defined benefit pension plan on its financial statements, the Company has recently moved towards a liability driven investing model to more closely align assets with liabilities based on when the liabilities are expected to come due. Currently, based on 2015 funding levels, equities may comprise between 14% and 34% of the Plan’s market value. Fixed income investments may comprise between 60% and 80% of the Plan’s market value. Alternative investments may comprise between 0% and 12% of the Plan’s market value. Cash and cash equivalents (including all senior debt securities with less than one year to maturity) may comprise between 0% and 10% of the Plan’s market value.

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

ANNUAL REPORT 2015

Notes to Consolidated Financial Statements

(Amounts in tables in thousands of dollars)

All of the Plan’s assets are in level 1 or level 2 within the fair value hierarchy and the following table sets forth by asset class the Plan’s fair value of assets.

Plan fair value asset allocation by category:

2015	$	%
Level 1
Equity	$16,908	25%
Fixed Income	1,468	2%
Mutual Funds	3,476	5%
Money Fund and Cash	1,011	1%

Total Level 1	22,863	33%
Level 2
Fixed Income	41,984	62%
Money Fund	3,428	5%

Total Level 2	45,412	67%
Level 3
Total Level 3	—	—

Total fair value of Plan assets	$68,275	100%

2014	$	%
Level 1
Equity	$17,819	23%
Fixed Income	2,169	3%
Mutual Funds	3,598	5%
Money Fund and Cash	1,901	3%

Total Level 1	25,487	34%
Level 2
Fixed Income	47,716	63%
Money Fund	2,362	3%

Total Level 2	50,078	66%
Level 3
Total Level 3	—	—

Total fair value of Plan assets	$75,565	100%

Contributions

The Company may contribute $2 million to $6 million to its pension plan in 2016.

Expected future benefit payments

The following benefit payments are expected to be paid as follows based on actuarial calculations:

	2016	2017	2018	2019	2020	Thereafter
Pension	$5,524	$7,498	$7,544	$6,055	$7,205	$29,274
Postretirement	1,678	1,677	1,651	1,656	1,666	8,757

A one percentage point increase in the assumed health care trend rate would increase postretirement expense by approximately $274,000, changing the benefit obligation by approximately $2.1 million; while a one percentage point decrease in the assumed health care trend rate would decrease postretirement expense by approximately $232,000, changing the benefit obligation by approximately $1.8 million. The assumed trend rates for healthcare costs are a 5% increase per year for retirees prior to the age 65 and 0% for retirees post age 65.

A one percentage point change in the assumed rate of return on the defined benefit pension plan assets is estimated to have an approximate $677,000 effect on pension expense. Additionally, a one percentage point increase in the discount rate is estimated to have a $1.6 million decrease in pension expense, while a one percentage point decrease in the discount rate is estimated to have a $1.9 million increase in pension expense.

Note H – Goodwill and Other Intangible Assets

Changes in the carrying value of goodwill during the years ended December 31, 2015 and 2014 are as follows:

Goodwill
Balance at January 1, 2014	$18,046
Acquisitions	4,725
Foreign currency	(156)

Balance at December 31, 2014	22,615
Acquisitions	2,428
Foreign currency	(484)

Balance at December 31, 2015	$24,559

The major components of goodwill and other intangible assets are:

	2015		2014
	Historical Cost	Accumulated Amortization	Historical Cost	Accumulated Amortization
Finite-lived intangible assets:
Customer relationships	$12,706	$4,430	$12,175	$3,372
Technology and drawings	6,745	2,412	6,620	2,035
Other intangibles	2,406	1,577	1,544	1,517

Total finite-lived intangible assets	21,857	8,419	20,339	6,924
Goodwill	24,559	—	22,615	—
Trade names and trademarks	3,066	—	3,888	—

Total	$49,482	$8,419	$46,842	$6,924

Amortization of intangible assets in 2015, 2014 and 2013 was $1.5 million, $1.4 million and $1.2 million, respectively. Amortization of these intangible assets for 2016 through 2020 is expected to approximate $1.5 million per year.

THE GORMAN-RUPP COMPANY

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

The Company sells to more than 150 countries around the world. The components of customer sales, determined based on the location of customers are:

	2015	%	2014	%	2013	%
United States	$269,628	66	$298,338	69	$257,038	66
Foreign countries	136,522	34	136,587	31	134,627	34

Total	$406,150	100	$434,925	100	$391,665	100

Net sales from external customers by product category are:

	2015	2014	2013
Pumps and pump systems	$352,652	$379,626	$336,779
Repairs of pumps and pump systems and other	53,498	55,299	54,886

Total	$406,150	$434,925	$391,665

As of December 31, 2015 and 2014, 94% and 95% of the Company’s long-lived assets were located in the United States, respectively.

Note J – Acquisitions

As of August 2015, the Company’s subsidiary, Gorman-Rupp Europe B.V., acquired substantially all of the assets and certain liabilities of Hydro+ SA (Hydro) and Hydro+ Rental SPRL (Hydro Rental), subsequently renamed Gorman-Rupp Rental SPRL, based near Namur, Belgium. The Company assumed $1.9 million in bank debt, which was subsequently paid off in 2015. Hydro has been the Company’s Belgian pump and pump systems distributor since 1998, and in 2011 formed Hydro Rental to expand pump and pump system rentals in the same region. Hydro’s principal products are centrifugal pumps supplied by the Company, and Hydro has begun converting some of these pumps into packaged pump station systems tailored for its European market. As of the acquisition date, combined annual revenues of the Hydro companies were expected to be $4 million U.S. dollars.

The Company recognized customer relationships of $748,000, technology and drawings of $130,000, tradenames and trademarks of $70,000 and goodwill of $2.4 million related to the asset acquisition of Hydro and Hydro Rental.

The results of operations of the acquired businesses have been included in Gorman-Rupp’s consolidated results since August 2015. Supplemental pro forma information has not been provided as the acquisition did not have a material impact on the Company’s consolidated results of operations.

In June 2014, the Company, through its wholly-owned subsidiary National Pump Company, acquired substantially all of the assets and certain liabilities of Bayou City Pump, Inc. (“BCP”). Founded in 1973, BCP is a leading manufacturer of and service provider for highly-reliable and energy-efficient vertical turbine pumping systems primarily for the inland and coastal marine liquid petroleum and chemical transportation market. BCP has steadily expanded its product designs and service capabilities in recent years to become a significant provider in North American marine transportation. BCP also has developed and manufactures a specialty sludge pumping system for use in a variety of industrial applications. BCP’s strong customer relationships and long history will help expand sales in targeted niche markets complementary to National Pump Company’s significant and growing vertical turbine products leadership position. In addition, its Houston, Texas base will provide additional capacity and machining capabilities in combination with National Pump’s existing location acquired late in 2012.

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

Goodwill relating to the National Pump Company reporting unit comprising recent acquisitions (NPC) represents 4.5% of the Company’s December 31, 2015 total assets. Our annual impairment analysis performed as of October 1, 2015 concluded that NPC’s fair value was within 10% of its carrying value. If recently depressed U.S. agricultural conditions continue for an extended time, this market’s related growth and profitability assumptions may reduce NPC’s indicated fair value to require a potential future impairment charge.

ANNUAL REPORT 2015

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

We continually invest in training for our employees, in new product development and in modern manufacturing equipment, technology and facilities all designed to increase production efficiency and capacity and drive growth by delivering innovative solutions to our customers. We believe that the diversity of our markets is a major contributor to the generally stable financial growth we have produced over the past 80 plus years.

The Company places a strong emphasis on cash flow generation and having excellent liquidity and financial flexibility. This focus has afforded us the continuing ability to reinvest our cash resources and preserve a strong balance sheet to position us for future opportunities. The $120.1 million of cash generated by operating activities over the past three years was utilized primarily to fund growth-oriented acquisitions and productivity-enhancing capital expenditures, pay dividends, entirely repay acquisitions-related short-term debt and supplementally fund the Company’s defined benefit pension plan.

The Company generated $52.7 million in earnings before interest, taxes, depreciation and amortization during 2015. From these earnings, we invested a total $9.2 million in buildings, building improvements, machinery and equipment and returned $10.6 million in dividends to shareholders.

Capital additions for 2016 are presently planned to be in the range of $12-$14 million primarily for building expansion and machinery and equipment purchases, and are expected to be financed through internally-generated funds and existing lines of credit.

On January 28, 2016, the Board of Directors authorized the payment of a quarterly dividend of $0.105 per share, representing the 264th consecutive quarterly dividend to be paid by the Company. During 2015, the Company again paid increased dividends and thereby attained its forty-third consecutive year of increased dividends. These consecutive years place Gorman-Rupp in the top 50 of all U.S. public companies with respect to number of consecutive years of increased dividend payments. The dividend yield at December 31, 2015 was 1.5%.

The Company currently expects to continue its exceptional history of paying regular quarterly dividends and increased annual dividends. However, any future dividends will be reviewed individually and declared by our Board of Directors at its discretion, dependent on our assessment of the Company’s financial condition and business outlook at the applicable time.

We continue to be pleased with Patterson Pump

THE GORMAN-RUPP COMPANY

Company’s performance on the PCCP project for which shipments of the large flood control pumps for New Orleans began in 2014 and are expected to be completed during the third quarter of 2016. Approximately $37.7 million of shipments related to the PCCP project occurred during 2015. When completed, this flood control project will be one of the largest such projects in the world.

Outlook

Domestic and foreign uncertainties, including turmoil related to the price of oil, foreign currency translation impacts and extended unfavorable domestic weather conditions, made 2015 a very challenging year. These uncertainties continue to be a negative influence on capital goods investment and have caused declines in most of our markets we serve, and may continue to do so through most of 2016. Although the Company normally operates in a very lean environment, we have reduced spending where practical in the short-term to address lower incoming order rates and will continue to evaluate our cost structure and make further adjustments as required.

Generally we believe that the Company is well positioned to grow organically at a reasonably comparable sales pace and operating margin over the long term by expanding our customer base, both domestically and globally, and through new product offerings. We expect that the increasing need for water and wastewater infrastructure rehabilitation within the United States, and similar needs internationally, including in emerging economies, along with increasing demand for pumps and pump systems for industrial and agricultural applications, will provide strong growth opportunities for Gorman-Rupp in the future.

Results of Operations – 2015 Compared to 2014:

The Company attained its second highest ever annual sales of $406.2 million in 2015 compared to record net sales of $434.9 million in 2014, a decrease of $28.7 million or 6.6%, due principally to lower domestic sales. Sales declined 4.4% in our larger water markets group and 11.8% in our non-water markets.

Activity in the water end markets included $13.3 million of increased sales in the fire protection market principally from higher international sales. This increase was offset by $15.0 million of lower sales in the construction market due primarily to the severe global decline in new oil and gas drilling which affected both domestic and international sales. Despite increased shipments of $23.4 million related to the large New Orleans PCCP project, sales in the municipal market decreased $7.1 million overall driven by reduced demand for large volume pumps for wastewater and water supply projects. Also, sales decreased $6.4 million in the agricultural market primarily due to unseasonably wet weather conditions in most locations domestically and lower farm products pricing and farm income. Sales decreased 11.8% or $15.4 million in non-water markets due to $8.4 million of lower sales in the OEM market primarily related to less power generation equipment and pumps for military applications. Also, sales in the industrial market decreased $6.6 million largely due to the downturn in oil and gas.

International sales were $136.5 million in 2015 compared to $136.6 million in 2014. Excluding the impact of the change in foreign exchange rates, international sales were up $8.0 million or 5.8%. International sales represented 34% and 31% of total sales for the Company in 2015 and 2014, respectively. Sales continued to be somewhat softer in Europe due to sluggish economic conditions.

The Company’s backlog of orders was $117.1 million at December 31, 2015 compared to $160.7 million at December 31, 2014. The decrease in backlog from a year ago is due primarily to approximately $37.7 million of shipments related to the PCCP project in 2015. The remainder of the decrease is a result of lower order rates in 2015 due to unfavorable domestic weather conditions and global impacts relating to oil pricing and production. Approximately 95% of the Company’s backlog of unfilled orders at December 31, 2015 is scheduled to be shipped during 2016.

ANNUAL REPORT 2015

Management’s Discussion and Analysis

Due to recent increased employee retirements and a related surge in lump sum pension payments, the Company recorded a U.S. GAAP-required and actuarially-determined $3.8 million of non-cash pension settlement charges during 2015 relating to its defined benefit pension plan. The rate of retirements was less in 2014 and settlement charges were not required.

Cost of products sold in 2015 was $313.6 million compared to $327.4 million in 2014, a decrease of $13.8 million or 4.2%. Gross profit was $92.6 million in 2015 compared to $107.6 million in 2014, a decrease of 13.9% resulting in gross margins of 22.8% and 24.7% in 2015 and 2014, respectively. The margin decline in 2015 was due principally to the sales volume decrease from the record level in 2014, sales mix changes due to increased percentages of shipments of lower margin engine and motor equipped systems, and non-cash pension settlement charges described above of approximately 60 basis points.

Selling, general and administrative (“SG&A”) expenses for 2015 were $56.2 million, or 13.8% of net sales, compared with $54.3 million, or 12.5% of net sales for 2014. The increase in SG&A expenses as a percent of sales was due principally to the sales volume decrease from the record level in 2014 and non-cash pension settlement charges described above of approximately 30 basis points. In addition, professional fees increased approximately 20 basis points primarily regarding audit fees and acquisition-related legal fees.

Operating income in 2015 was $36.4 million compared to a record $53.3 million in 2014, resulting in operating margins of 9.0% and 12.3%, respectively. The operating margin for 2015 was reduced by approximately 90 basis points due to non-cash pension settlement charges described above.

The effective income tax rate was 32.6% in 2015 and 32.7% in 2014.

Net income for 2015 was $25.1 million compared to a record $36.1 million in 2014, a decrease of $11.0 million or 30.5%. As a percent of net sales,

net income was 6.2% in 2015 and 8.3% in 2014. Earnings per share were $0.96 in 2015 compared to $1.38 in 2014, a decrease of $0.42 per share or 30.4%. Earnings per share for 2015 included a reduction of $0.10 due to the non-cash pension settlement charges described above.

Results of Operations – 2014 Compared to 2013:

The Company attained record net sales of $434.9 million in 2014 compared to net sales of $391.7 million in 2013, an increase of $43.3 million or 11.0%. Sales improved 10.4% in our larger water markets group and 12.5% in our non-water markets.

Major contributors to the increase included a $20.0 million increase in the municipal market driven by sales of large volume pumps for wastewater and flood control, a $13.3 million increase in the industrial market related to fracking, $8.5 million from the acquisition of Bayou City Pump Company and an increase of $6.1 million in the construction market principally for pumps for rental businesses and oil and gas drilling support within North America. In addition, sales in the fire protection market increased $3.8 million primarily due to domestic sales. These increases were partially offset by a $4.3 million decrease in the agriculture market due to wet weather conditions in several domestic regions.

International sales were $136.6 million in 2014 compared to $134.6 million in 2013, a slight increase of $2.0 million or 1.5% from the prior year. Excluding the impact of the change in foreign exchange rates, international sales were up $4.3 million or 3.2%. International sales represented 31% and 34% of total sales for the Company in 2014 and 2013, respectively. Sales were softer in Europe due to sluggish economic conditions.

The Company’s backlog of orders was $160.7 million at December 31, 2014 compared to $182.2 million at December 31, 2013 and $170.0 million at September 30, 2014. The decrease in backlog from 2013 was principally due to record shipments during 2014, including approximately $14.4 million related to the PCCP flood control project in New Orleans.

THE GORMAN-RUPP COMPANY

Cost of products sold in 2014 was $327.4 million compared to $298.0 million in 2013, an increase of $29.4 million or 9.9%. Gross profit was $107.6 million in 2014 compared to $93.7 million in 2013, an increase of 14.8% resulting in gross margins of 24.7% and 23.9% in 2014 and 2013, respectively. The gross margin for 2013 was reduced by 70 basis points due to a non-cash pension settlement charge which did not recur in 2014.

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

Net income for 2014 was a record $36.1 million compared to $30.1 million in 2013, an increase of $6.0 million or 20.1%. As a percent of net sales, net income was 8.3% and 7.7% in 2014 and 2013, respectively.

Earnings per share were $1.38 in 2014 compared to $1.15 in 2013, an increase of $0.23 per share or 20.0%.

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

For more than 10 years, numerous business entities in the pump and fluid-handling industries, as well as a multitude of companies in many other industries, have been targeted in a series of lawsuits in several jurisdictions by various individuals seeking redress to claimed injury as a result of the entities’ alleged use of asbestos in their products. The Company and one of its subsidiaries, Patterson Pump Company, remain drawn into mass-scale asbestos-related litigation, typically as one of hundreds of co-defendants in a particular proceeding. The allegations in the lawsuits involving the Company and/or Patterson Pump Company are vague, general and speculative, and most cases have not advanced beyond the early stage of discovery. In certain situations, the plaintiffs have voluntarily dismissed the Company and/or its subsidiaries from some of the lawsuits after the plaintiffs have acknowledged that there is no basis for their claims. In other situations, the Company and/or Patterson Pump Company have been dismissed from some of the lawsuits as a result of court rulings in favor of motions to dismiss and/or motions for summary judgment. In approximately one hundred cases the Company and/or its subsidiaries have entered into nominal economic settlements recommended for payment by its insurers, coupled with dismissal of the lawsuits. Insurers of the Company have engaged legal counsel to represent the Company and its subsidiaries and to protect their interests. Management does not currently believe that the small number of legal proceedings arising out of the ordinary course of business, or the industry-

ANNUAL REPORT 2015

Management’s Discussion and Analysis

wide asbestos litigation, will materially impact the Company’s consolidated results of operations, liquidity or financial condition.

Liquidity and Sources of Capital

Cash and cash equivalents totalled $23.7 million and there was no outstanding bank debt at December 31, 2015. In addition, the Company had $24.5 million available in bank lines of credit after deducting $6.5 million in outstanding letters of credit primarily related to customer orders. The Company was in compliance with its nominal restrictive covenants, including limits on additional borrowings and maintenance of certain operating and financial ratios, at all times in 2015 and 2014.

Capital expenditures for 2016, consisting principally of building expansion and machinery and equipment purchases, are estimated to be in the range of $12 to $14 million and are expected to be financed through internally generated funds and existing lines of credit. During 2015, 2014 and 2013, the Company financed its capital improvements and working capital requirements principally through internally generated funds.

Working capital increased 7.0% to $145.9 million at December 31, 2015 compared to $136.4 million a year ago. Operational reductions in inventories of $11.9 million were equally offset by the Company’s payoff of its $12.0 million of short-term debt, and most of the remaining working capital increase was due to a surge in shipments during December, about one-half of which related to delayed November shipments.

Earnings before interest, income taxes and depreciation and amortization were $52.7 million for 2015, $68.5 million for 2014 and $58.0 million in 2013. Net of capital expenditures, these amounts were $44.4 million, $55.2 million and $37.0 million, respectively. Additionally net of dividends, these amounts were $33.8 million, $45.5 million and $28.3 million respectively.

Financial Cash Flow

Net cash provided by operating activities was $40.7 million, $29.0 million and $50.4 million for 2015, 2014 and 2013, respectively. The change in cash provided by operating activities in 2015 compared to 2014 was primarily due to reductions in inventories and changes in deferred tax assets and liabilities related to the Company’s pension plan.

Cash used for investing activities was $11.2 million, $29.3 million and $18.1 million for 2015, 2014 and 2013, respectively. Net cash paid for acquisitions was $3.4 million in 2015 and $16.7 million in 2014. Net capital expenditures were approximately $8.3 million, $13.3 million and $21.0 million in 2015, 2014 and 2013, respectively.

Net cash used for financing activities was $29.1 million in 2015, $6.7 million in 2014 and $21.7 million in 2013. During 2015, the Company paid off its $12.0 million of short-term bank borrowings and $1.9 million of assumed acquisition debt. The Company also paid $10.6 million in dividends.

The changes in foreign currency translation against the U.S. dollar decreased cash by $1.2 million in 2015 and increased cash by $344,000 and $389,000 in 2014 and 2013, respectively.

The ratio of current assets to current liabilities was 4.4 to 1 and 3.1 to 1 at December 31, 2015 and 2014, respectively.

Management believes that cash on hand, combined with cash provided by operating activities and existing financing capabilities, will be sufficient to meet cash requirements for the next twelve months, including capital expenditures, the expected payment of quarterly dividends and principal and interest on debt outstanding.

Contractual Obligations

Capital commitments in the table below include commitments to purchase machinery and equipment that have been approved by the Board of Directors and are enforceable and legally binding on the Company. The capital commitments do not represent the entire anticipated purchases in the future, but represent only those substantive items for which the Company is contractually obligated as of December 31, 2015. Also, the Company has some operating leases for certain offices, manufacturing

THE GORMAN-RUPP COMPANY

facilities, land, office equipment and automobiles. Rental expenses relating to these leases were $1.0 million in 2015 and $1.1 million in 2014 and 2013.

The following table summarizes the Company’s contractual obligations at December 31, 2015:

	Payment Due By Period
(Thousands of dollars)	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital commitments	$1,191	$1,191	$—	$—	$—
Operating leases	2,027	838	967	212	10

Total	$3,218	$2,029	$967	$212	$10

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

ANNUAL REPORT 2015

Management’s Discussion and Analysis

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

The discount rates used to value pension plan obligations were 3.70% and 3.45% at December 31, 2015 and 2014, respectively. The discount rates used to value postretirement obligations were 3.90% and 3.60% at December 31, 2015 and 2014, respectively. The discount rates were determined by constructing a zero-coupon spot yield curve derived from a universe of high-quality bonds as of the measurement date. The expected rate of return on pension assets is designed to be a long- term assumption that will be subject to year-to-year variability. The rates for 2015 and 2014 were 6.00% and 7.00%, respectively. Actual pension plan asset performance will either reduce or increase unamortized losses included in accumulated other comprehensive loss, which will ultimately affect net income. The assumed rate of compensation increase was 3.50% in 2015 and 2014.

The assumption used for the rate of increase in medical costs over the next five years was unchanged in 2015 from 2014. A one percentage point increase in the assumed health care trend would increase postretirement expense by approximately $274,000, changing the benefit obligation by approximately $2.1 million; while a one percentage point decrease in the assumed health care trend would decrease postretirement expense by approximately $232,000, changing the benefit obligation by approximately $1.8 million.

Substantially all retirees elect to take lump sum settlements of their benefits. When interest rates are low as they have been the last five years, this subjects the Company to the risk of exceeding an actuarial threshold computed on an annual basis and triggering a GAAP-required non-cash pension settlement loss. This event occurred in 2015 and 2013.

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

THE GORMAN-RUPP COMPANY

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

Based upon our fiscal 2015 and 2014 quantitative and qualitative impairment analyses, the Company concluded that it is more likely than not that the fair value of our reporting units continues to exceed the respective carrying amounts.

Indefinite life intangible assets primarily consist of trademarks and trade names. The fair value of these assets is determined using a royalty relief methodology similar to that employed when the associated assets were acquired, but using updated estimates of future sales, cash flows and profitability. For 2015 and 2014, the fair value of indefinite lived intangible assets exceeded the respective carrying value.

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

ANNUAL REPORT 2015

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

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO Criteria). Based on this evaluation, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015.

The independent registered public accounting firm of Ernst & Young LLP that has audited the consolidated financial statements included in this annual report on Form 10-K, has also issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2015. This report is included on the following page.

/s/ Jeffrey S. Gorman

Jeffrey S. Gorman

President and Chief Executive Officer

/s/ Wayne L. Knabel

Wayne L. Knabel

Chief Financial Officer

March 11, 2016

THE GORMAN-RUPP COMPANY

Report of Independent Registered

Public Accounting Firm

The Board of Directors and Shareholders

of The Gorman-Rupp Company

We have audited The Gorman-Rupp Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). The Gorman-Rupp Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, The Gorman-Rupp Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Gorman-Rupp Company as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2015 of The Gorman-Rupp Company and our report dated March 11, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio

March 11, 2016

ANNUAL REPORT 2015

Eleven-Year Summary of Selected Financial Data

(Thousands of dollars, except per share amounts)

	2015	2014	2013	2012
Operating Results
Net sales	$406,150	$434,925	$391,665	$375,691
Gross profit	92,580	107,559	93,655	90,151
Income taxes	12,157	17,593	14,173	14,244
Net income	25,109	36,141	30,104	28,203
Depreciation and amortization	15,282	14,615	13,588	12,066
Interest expense	122	134	146	122
Return on net sales (%)	6.2	8.3	7.7	7.5
Sales dollars per employee	318.5	340.6	315.6	326.4
Income dollars per employee	19.7	28.3	24.3	24.5
Financial Position
Current assets	$189,391	$200,709	$189,289	$175,675
Current liabilities	43,460	64,346	60,760	64,821
Working capital	145,931	136,363	128,529	110,854
Current ratio	4.4	3.1	3.1	2.7
Property, plant and equipment—net	$129,887	$133,964	$131,189	$123,066
Capital additions—net	8,257	13,275	21,015	16,373
Total assets	364,201	380,904	355,638	335,183
Equity	287,021	281,967	264,140	234,719
Dividends paid	10,599	9,715	8,662	8,188
Average number of employees	1,275	1,277	1,241	1,151
Shareholder Information
Earnings per share	$0.96	$1.38	$1.15	$1.07
Cash dividends per share	0.405	0.370	0.330	0.312
Equity per share at December 31	11.00	10.74	10.06	8.94
Average number of shares outstanding	26,192,072	26,256,824	26,249,324	26,242,366

Summary of Quarterly Results of Operations

(Thousands of dollars, except per share amounts)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2015 and 2014:

Quarter Ended 2015	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$99,233	$23,915	$7,275	$0.28
Second quarter	103,892	24,141	6,629	0.25
Third quarter	104,229	23,312	5,893	0.22
Fourth quarter	98,796	21,212	5,312	0.21

Total	$406,150	$92,580	$25,109	$0.96

THE GORMAN-RUPP COMPANY

2011	2010	2009	2008	2007	2006	2005

$359,490	$296,808	$266,242	$330,646	$305,562	$270,910	$231,249
87,837	76,337	61,773	77,089	67,452	58,676	47,071
13,881	12,370	8,986	13,297	12,524	8,654	6,235
28,804	25,963	18,269	27,197	22,859	19,072	10,903
11,459	10,601	8,955	7,848	7,597	6,688	6,808
179	175	170	45	49	41	25
8.0	8.7	6.9	8.2	7.5	7.0	4.7
327.1	304.4	264.1	302.5	286.9	258.3	233.3
26.2	26.6	18.1	24.9	21.5	18.2	11.0

$155,872	$143,194	$131,400	$134,266	$135,288	$120,118	$110,501
50,873	59,678	43,175	35,569	33,481	27,646	28,219
104,999	83,516	88,225	98,697	101,807	92,472	82,282
3.1	2.4	3.0	3.8	4.0	4.3	3.9
$114,349	$113,526	$108,523	$80,406	$59,970	$52,351	$51,505
11,175	8,310	38,071	27,909	12,826	7,258	3,189
298,700	286,707	249,424	231,538	211,534	187,540	179,541
214,764	199,834	177,612	159,206	149,960	128,142	127,048
7,430	7,024	6,767	6,682	6,503	6,126	5,983
1,099	975	1,008	1,093	1,065	1,049	991

$1.10	$0.99	$0.70	$1.04	$0.88	$0.73	$0.42
0.283	0.269	0.259	0.256	0.248	0.234	0.229
8.19	7.65	6.80	6.10	5.75	4.91	4.87
26,234,579	26,132,160	26,107,886	26,101,891	26,095,586	26,089,004	26,081,676

Quarter Ended 2014	Net Sales	Gross Profit	Net Income	Earnings per Share
First quarter	$110,064	$27,554	$9,954	$0.38
Second quarter	109,728	26,904	8,860	0.34
Third quarter	110,159	28,066	9,439	0.36
Fourth quarter	104,974	25,035	7,888	0.30

Total	$434,925	$107,559	$36,141	$1.38

ANNUAL REPORT 2015

Shareholder Information

Comparison of 5-Year Cumulative Total Shareholder Return Among The Gorman-Rupp Company,

NYSE MKT Composite Index and SIC Code 3561

ASSUMES $100 INVESTED ON JANUARY 1, 2011 AND DIVIDENDS REINVESTMENT THROUGH YEAR ENDING DECEMBER 31, 2015.

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return, including reinvested cash dividends, on the Company’s common shares against the cumulative total return of the NYSE MKT Exchange Index and a Peer Group Index for the period of five fiscal years commencing January 1, 2011 and ending December 31, 2015. The issuers in the SIC Code Index were selected on a line-of-business basis by reference to SIC Code 3561— Pumps and Pumping Equipment. The SIC Code Index is composed of the following issuers: Ampco-Pittsburgh Corp., Colfax Corp., Flowserve Corp., Graco Inc., Idex Corp., ITT Corp., The Gorman-Rupp Company and Xylem Inc.

Quarterly Stock Prices and Dividends

The high and low sales price and dividends per share for common shares traded on the NYSE MKT Exchange were:

	Sales Price of Common Shares				Dividends Per Share
	2015		2014		2015	2014
	High	Low	High	Low
First quarter	$32.47	$27.69	$35.16	$29.12	$0.100	$0.090
Second quarter	30.91	26.28	39.36	29.28	0.100	0.090
Third quarter	28.78	18.14	36.82	28.28	0.100	0.090
Fourth quarter	32.60	23.27	33.08	27.70	0.105	0.100

There were approximately 3,105 shareholders as of January 31, 2016, of which 973 were registered holders of common shares.

Annual Meeting	Transfer Agent and Registrar	Mailing Address	Exchange Listing

The annual meeting of the shareholders of The Gorman-Rupp Company will be held at the Company’s Corporate Headquarters,

600 South Airport Road,

Mansfield, Ohio, on April 28, 2016

at 10:00 a.m., Eastern Daylight Time.

	Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, New York 11717 Phone (844) 318-0130 or (720) 358-3598 Fax (215) 553-5402 E-mail Shareholder@broadridge.com	The Gorman-Rupp Company P.O. Box 1217 Mansfield, OH 44901-1217 Phone (419) 755-1011 Fax (419) 755-1263 Principal Office The Gorman-Rupp Company 600 South Airport Road Mansfield, OH 44903	NYSE MKT Exchange Symbol GRC Independent Registered Public Accounting Firm Ernst & Young LLP Suite 1800 950 Main Avenue Cleveland, OH 44113-7214